United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	655

2

1. Identification of the people responsible for the content of the form

1.1 - Statement and Identification of People in Charge

Name of the person responsible for the
content of the form	Fabio Schvartsman
Position of the person in charge	Chief Executive Officer

Name of the person responsible for the
content of the form	Luciano Siani Pires
Position of the person in charge	Investor Relations Officer

The aforementioned officers state that:

a. they reviewed the reference form;

b. all information contained in the form complies with the provisions of CVM Instruction 480, in particular articles 14 to 19;

c. the set of information contained therein is a true, accurate and complete portrait of the economic-financial situation of the issuer and the risks inherent to its activities and the securities issued by it.

STATEMENT OF THE CHIEF EXECUTIVE OFFICER

FOR THE PURPOSES OF ITEM 1.1 OF THE REFERENCE FORM

Fabio Schvartsman, a Brazilian citizen, married, production engineer, bearer of Identity Card SSP/SP no. 4.144.579-X, enrolled with the CPF/MF under no. 940.563.318-04, residing and domiciled in the city and state of Rio de Janeiro, with business address at Torre Oscar Niemeyer, Praia de Botafogo, 186, suite 701 to 1901, Botafogo, CEP 22250-145, in the city and state of Rio de Janeiro, in the capacity of Chief Executive Officer of Vale S.A., a corporation with its principal place of business in the city and state of Rio de Janeiro, at Torre Oscar Niemeyer, Praia de Botafogo, 186, suite 701 to 1901, Botafogo, CEP 22250-145, enrolled with the CNPJ/MF under no. 33.592.510/0001-54 (“Company”), hereby states that:

a. he reviewed the Company’s Reference Form;

b. all information contained in the Reference Form complies with the provisions of the Securities and Exchange Commission Instruction no. 480, of December 7th, 2009, as amended, especially articles 14 to 19; and

c. the set of information contained therein is a true, accurate and complete portrait of the Company’s economic-financial situation and the risks inherent to its activities and the securities issued by it.

Fabio Schvartsman
Chief Executive Officer

STATEMENT OF THE CHIEF FINANCIAL OFFICER AND INVESTOR RELATIONS

OFFICER

FOR THE PURPOSES OF ITEM 1.1 OF THE REFERENCE FORM

Luciano Siani Pires, a Brazilian citizen, married, mechanical engineer, bearer of Identity Card IFP/RJ no. 07.670.915-3, enrolled with the CPF/MF under no. 013.907.897-56, residing and domiciled in the city and state of Rio de Janeiro, with business address at Torre Oscar Niemeyer, Praia de Botafogo, 186, suite 701 to 1901, Botafogo, CEP 22250-145, in the city and state of Rio de Janeiro, in the capacity of Chief Executive Officer of Vale S.A., a corporation with its principal place of business in the city and state of Rio de Janeiro, at Torre Oscar Niemeyer, Praia de Botafogo, 186, suite 701 to 1901, Botafogo, CEP 22250-145, enrolled with the CNPJ/MF under no. 33.592.510/0001-54 (“Company”), for the purposes of item 1.1 of the Company Reference Form, hereby states that:

a. he reviewed the Company’s Reference Form;

b. all information contained in the Reference Form complies with the provisions of the Securities and Exchange Commission Instruction no. 480, of December 7th, 2009, as amended, especially articles 14 to 19; and

c. the set of information contained therein is a true, accurate and complete portrait of the Company’s economic-financial situation and the risks inherent to its activities and the securities issued by it.

Luciano Siani Pires
Chief Financial Officer and Investor Relations Officer

1.2 - Individual statement of new holder of the position of Chief Executive Officer or Investor Relations Officer duly signed, attesting that:

Item not applicable.

2. Auditors

2.1/2.2 - Identification and Remuneration of Auditors

Do you have an auditor?	YES

CVM code	418-9

Type of auditor	National

Company Name	KPMG Auditores Independentes

CPF/CNPJ	57.755.217/0001.29

Start of service contract:	30/04/2014

End of service provision:	Ongoing

Description of contracted service

Provision of professional services related to the audit of the financial statements, both for local and international purposes, and work of certification of internal controls (in compliance with Section 404 of the Sarbanes-Oxley Act of 2002) for the financial years of 2014 to 2018, and Review of Quarterly Financial Information (ITR) from June 30th, 2014 to March 31st, 2019.

In addition, the scope of work also encompasses the provision of other audit-related services, such as issue of previously agreed procedural reports in accordance with NBC TSC4400.

Total amount of remuneration for independent auditors separated by service	The services contracted with the Company’s external auditors for the financial year ended December 31, 2017 for the Company and its subsidiaries were as follows:

Reais (thousand)
Financial Audit	16,734
Auditing - Sarbanes Oxley Act	1,222
Audit Related Services (*)	90
Other services (*)	169
Total External Audit Services	18,215

(*)Those services are mostly procured for periods of less than one year.

Reason for substitution	Not applicable

Reason presented by the auditor in case of disagreement with the issuer’s justification	Not applicable

Name of
technician	Period of
responsible	service	CPF	Address
Manuel Fernandes	As from	783.840.017-15	Rua do Passeio, 38, setor 2, 17°
Rodrigues de Sousa	04/30/2014		andar — Centro/RJ
Edifício Passeio Corporate
20021-290, Rio de Janeiro, RJ

e-mail:
mfernandes@kpmg.com.br
Telephone: (21) 2207-9412

2.3 - Other relevant information

The Vale Board of Directors, at a meeting held on November 28th, 2013, approved the contracting of KPMG Auditores Independentes to provide audit services for the financial statements for a period of three years, beginning in 2014. On July 3rd, 2017, the extension of the term of the agreement was approved for an additional period of 2 years, thus ending on July 3rd, 2019. That service started to be provided as of the review of the quarterly information (ITRs) for the second quarter of 2014.

The Company has specific internal procedures for the pre-approval of services contracted with its external auditors, in order to avoid conflict of interest or the loss of objectivity of its independent auditors.

The Company’s policy, in relation to independent auditors and in the provision of services not related to external auditing, is based on principles that preserve its independence.

In line with best corporate governance practices, all services provided by our independent auditors are pre-approved by our Fiscal Council and a letter of independence is also obtained from the external auditors.

In addition, the Company clarifies that there are no material transfers of services or resources between the auditors and parties related to the Company, as defined in CVM Deliberation 642/10, which approves Technical Pronouncement CPC 05 (R1).

3. Selected financial information

3.1 - Financial Information - Consolidated

			Fiscal year
	Fiscal year	Fiscal year (December	(December 31,
(In Reais)	(December 31, 2017)	31, 2016)	2015)
Net Assets	148,106,000,000.00	133,702,000,000.00	139,419,000,000.00
Total Assets	328,097,000,000.00	322,696,000,000.00	345,547,000,000.00
Net Revenue/Intermediary Revenue	108,532,000,000.00	94,633,000,000.00	78,057,000,000.00
Financing/Premium Insurance Gains

Gross Profit or Loss	41,275,000,000.00	33,490,000,000.00	15,277,000,000.00
Net (Loss) Profit	17,627,000,000.00	13,311,000,000.00	-44,213,000,000.00

Number of Shares, Former Treasury	5,197,432,093	5,197,432,093	5,197,432,093
Equity Value of Shares (Reais/Unit)	28.495995	25.724627	26.824593
Base Profit or Loss per Share	3.39	2.56	-8.51
Profit or Loss Diluted per Share	3.39	2.56	-8.51

3.2 - Non-accounting measurements

a. value of non-accounting measurements

The Company uses Adjusted EBITDA and Adjusted EBIT as non-accounting measurement methods. In 2017, 2016 and 2015, respectively, (i) Adjusted EBITDA was assessed in the amount of R$48,992 million, R$40,906 million and R$21,741 million, and (ii) Adjusted EBIT was assessed in the amount of R$35,837 million, R$28,130 million and R$8,277 million, respectively.

b. reconciliations between the amounts disclosed and the amounts of the audited financial statements

	Fiscal year ended
	December 31,
(in R$ million, except %)	2017	2016	2015
Net income (loss) for the year from continuing operations	20,278	17,455	(45,337)
(+) Income tax and social contribution	4,607	9,567	(19,339)
(+) financial result	9,650	(6,302)	36.053
EBIT	34,535	20,720	(28,623)
(+) Depreciation, amortization and depletion	11,842	12,107	12,450
EBITDA	46,377	32,827	(16,173)
Equity held on joint ventures and affiliates	(302)	(1,111)	1,526
Impairment and other gains or losses on non-current assets	1,025	4,168	33,893
Impairment and other results from investment in joint ventures and affiliates	579	4,353	1,431
Dividends received and interest from affiliates and joint ventures	1,313	669	1,064
Adjusted EBITDA from continuing operations	48,992	40,906	21,741
Dividends received and interest from affiliates and joint ventures	(1,313)	(669)	(1,064)
Depreciation, amortization, and depletion	(11,842)	(12,107)	(12,450)
Adjusted EBIT from continuing operations	35,837	28,130	8,227

c. reason why the Company understands that such measurement is more appropriate for the correct understanding of its financial condition and the result of its operations

We calculated Adjusted EBITDA and Adjusted EBITDA according to CVM Instruction No. 527 of October 04, 2012 (“CVM Instruction 527”).

Adjusted EBITDA corresponds to EBITDA added with dividends received and interest from affiliates and joint ventures, and excluding depreciation, amortization, and depletion, impairment and other gains or losses on non-current assets and onerous contracts. It presents an approximate measure of the Company’s cash generation, since it excludes non-recurring effects and non-cash.

Adjusted EBIT corresponds to Adjusted EBITDA including depreciation, amortization, and depletion, and dividends received and interest from affiliates and joint ventures.

Adjusted EBITDA and Adjusted EBIT are not measurement methods acknowledged by BR GAAP or IFRS. Adjusted EBITDA does not represent the cash flow for the periods presented and should therefore not be considered as an alternative measure for net profit (loss) as an isolated indicator of operating performance or as an alternative to cash flow or as a liquidity source.

The definitions of Adjusted EBITDA and Adjusted EBIT used by Vale may not be compared to Adjusted EBITDA and Adjusted EBIT disclosed by other companies.

3.3 - Events subsequent to the latest financial statements

The Company does not provide guidance in the form of quantitative forecasts regarding its future financial performance. The Company seeks to disclose as much information as possible about its views on the various markets where it operates, its guidelines, strategies and its implementation, in order to provide capital market participants with sound basis for their expectations regarding the Company’s performance in the medium and long term.

The Company’s Consolidated Financial Statements relating to the fiscal year ended December 31, 2017 were issued on February 27, 2018.

The Company’s Consolidates Financial Statements, pursuant to the rules provided in the Technical Pronunciation CPC 24, as approved by Deliberation CVM No. 593/09, contain the following subsequent events:

1.              In January 2018, the Company and Mosaic completed the sale transaction of fertilizer assets, which was preceded by some final adjustments made by the parties under the original terms and conditions of the negotiation. As a result of these changes, the Company received R$3,573 billion (US$1,080 billion) in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic’s net equity after the issuance of these shares (R$2,901 billion (US$877 million), based on Mosaic’s share quotation on the closing date of the transaction). For more details, see note 14 to the Company’s consolidated financial statements.

2.              In a resolution of the meeting of the Board of Directors held in February 2018, a supplementary payment to the shareholders’ compensation was approved in the total gross amount of R$2.6 billion by way of interest on equity. These resolutions totalize the minimum mandatory compensation for the year 2017, which was paid in March 2018. For further details, see note 29 to the Company’s consolidated financial statements.

3.4 — Income Allocation Policy

Fiscal year ending on December 31,
	2017	2016	2015

a. Earnings Retention Rules

Pursuant to Article 37 of the By-laws, the creation of a (i) tax incentive reserve, to be created in accordance with the legislation in force; and of a (ii) investment reserve, must be considered in the proposal for the distribution of profits, in order to ensure the maintenance and development of the main activities that make up the Company’s corporate purpose, in an amount not exceeding 50% of net income distributable up to the maximum limit of the Company’s capital stock.

a.i Values for Earnings Retentions

Out of the total net income of R$ 17,627,200,889.00 for the year, (i) R$881,360,044.45 were allocated to the legal reserve, (ii) R$ 692,831,841.06 to the tax incentive reserve, and (iii) R$ 11,331,535,765.58 to the investment reserve.

Out of the total net income of R$ 13,311,455,285.00 for the year, (i) R$ 665,572,764.25 were allocated to the legal reserve, (ii) R$ 1,227,570,177.73 to the tax incentive reserve, and (iii) R$ 5,894.586,907.98 to the investment reserve.

A net loss of R$ 44,212,186,731.00 was determined, and said loss was absorbed pursuant to the sole paragraph of Article 189 of Law No. 6,404/1976. Accordingly, no earnings were retained from the results for the fiscal year ended on December 31st, 2015.

a. ii Percentages in relation to total reported income	Out of the total net income for the year, (i) 5% were allocated to the legal reserve, (ii) 4% to the tax incentive reserve, and (iii) 64% to the investment reserve.	Out of the total net income for the year, (i) 5% were allocated to the legal reserve, (ii) 9% to the tax incentive reserve, and (iii) 44% to the investment reserve.	There were no retained earnings from the results of the fiscal year ended December 31st, 2015.

b. Dividend distribution rules	Pursuant to Article 38 of the By-Laws, at least 25% of the annual net profits, adjusted according to the law, will be used to pay dividends.

In the last three fiscal years, pursuant to Article 5, Paragraph 5, of the By-laws, the holders of class A and special preferred shares were entitled to receive dividends to be distributed, as calculated pursuant to Chapter VII of the By-laws, in accordance with the following criterion:

(a) priority in receiving the dividends corresponding to (i) a minimum of 3% of the net equity value of the share, as calculated based on the financial statements drawn up, which served as reference for the payment of dividends, or (ii) 6% calculated over the part of the capital constituted by this class of share, whichever of the two is greater;

(b) the right to share distributed profits, under equal conditions with the common shares, after being assured the latter a dividend equal to the minimum priority established in accordance with item “a” above;

(c) the right to share any bonuses, under equal conditions with the common shares, observing the priority established for the distribution of dividends.

Notwithstanding the foregoing, it should be noted that the Company ceased to have Class A preferred shares in 2017, due to the conversion of all such shares into common shares. For further information, see item 3.9 of this Reference Form.

c. Frequency of dividend distributions	Out of the results for the fiscal year of 2017, R$ 4,721,473,237.91 were paid as interest on the shareholders’ equity, which were paid in March 2018.

Out of the results for the fiscal year of 2016, R$ 5,523,725,435.04 were paid as interest on the shareholders’ equity, of which R$ 856,975,000.00 were paid in December 2016 and (ii) R$ 4,666,750,435.04 were paid in April 2017.

In accordance with the practices adopted by the Company, the payments by way of dividends during the fiscal year ended December 31st, 2015 were made in two semi-annual installments, in April and October. It should be noted that the shareholders’ compensation policy was amended at the Annual and

Special Meeting of Shareholders held on April 25th, 2016.

d. Any restrictions on the distribution of dividends enforced by legislation or special regulation applicable to the issuer, as well as contracts and court, administrative or arbitration decisions.	None.	None.	None.

e. If the issuer has a formally approved income allocation policy, stating the body responsible for approval, date of approval and, if the issuer discloses the policy, sites on the World Wide Web where the document can be consulted.

The compensation policy applicable to the 2016 fiscal year is the compensation policy approved on April 25th, 2016 by the Company’s General Meeting, which is available for consultation on the CVM website (www.cvm.gov.br).

At a meeting held on March 29th, 2018, Vale’s Board of Directors approved a new Shareholders’ Compensation Policy, the contents of which are available for consultation on the CVM website (www.cvm.gov.br) and the Company’s website (www.vale.com).

For further information, see item 3.9 of this Reference Form.

The compensation policy applicable to the 2016 fiscal year is the compensation policy approved on April 25th, 2016 by the Company’s General Meeting, which is available for consultation on the CVM website (www.cvm.gov.br).

For further information, see item 3.9 of this Reference Form.

The compensation policy applicable to the 2015 fiscal year was approved on April 27th, 2005 by the Company’s General Meeting.

3.5 - Distribution of dividends and retention of net income

(In Reais)	Fiscal Year 12/31/2017	Fiscal Year 12/31/2016	Fiscal Year 12/31/2015

Adjusted net income	16,053,009,003.49	11,761,350,206.85	0.00000
Dividend distributed in relation to adjusted net income	29.41000000	46.97000000	0.00000
Rate of return in relation to the issuer’s net assets	11.901611	10.46165000	0.00000
Total distributed dividend	4,721,473,237.91	5,523,725,435.04	0.00000
Retained net income	12,905,727,651.09	7,787,729,849.96	0.00000
Date of approval of the retention	April 13, 2018	April 20, 2017	April 25,2016

January 01, 2017 to December 31, 2017

Type of Share	Class of Share	Distributed Dividend	Amount (Unit)	Dividend Payment
Common Shares		Interest on equity	4,721,473,237.91	March 15, 2018

January 01, 2016 to December 31, 2016

Type of Share	Class of Share	Distributed Dividend	Amount (Unit)	Dividend Payment
Common Shares	—	Interest on equity	2,884,837,166.99	April 28, 2017
Preferred	Preferred Class A	Interest on equity	1,781,913,268.06	April 28, 2017
Common Shares	—	Interest on equity	529,754,775.95	December 16, 2016
Preferred	Preferred Class A	Interest on equity	327,220,224.04	December 16, 2016

January 01, 2015 to December 31, 2015

Type of Share	Class of Share	Distributed Dividend	Amount (Unit)	Dividend Payment
Common Shares	—	Interest on equity	1,917,001,706.26	April 30, 2015
Preferred	Preferred Class A	Interest on equity	1,184,098,296.20	April 30, 2015
Common Shares	—	Mandatory Dividend	1,190,190,329.63	October 30, 2015
Preferred	Preferred Class A	Mandatory Dividend	735,159,669.85	October 30, 2015

3.6 - Report of dividends as retained earnings or reserves

Dividends distributed to the account of	Fiscal year ending on December 31,
(in R$ thousand):	2017	2016	2015
Retained Earnings	—	—	—
Realization of Reserves	2,064,505	—	5,026,450

3.7 - Level of indebtedness

	Sum of current
	liabilities and
Financial	non-current		Level of
Year	liabilities	Type of ratio	indebtedness	Description and reason for using another ratio
December 31, 2017	R$179,991,000,000.00	Level of indebtedness	1.2

December 31, 2017	0	Other ratios	1.47

Gross debt/Adjusted EBITDA. The ratio is based on the US Dollar. Gross debt consists of the sum of “Short-term loans and financing”, “Current installment of long-term loans” and “Long-term loans and financing”. Adjusted EBITDA is calculated as described in item 3.2.b of this annualized Reference Form for the last twelve months - ADJUSTED EBITDA.

				The Gross Debt/Adjusted EBITDA ratio indicates the approximate time it would take for a company to pay all debts exclusively using its cash generation.

The Company adopts the Gross Debt/Adjusted EBITDA ratio and the interest coverage ratio of Adjusted EBITDA/Interest expenses. These ratios are widely used by the market (rating agencies and financial institutions) and serve as a benchmark for assessing the Company’s financial situation.

December 31, 2017	0	Other ratios	9.04

Adjusted EBITDA/Interest Expense - This ratio is based on US Dollar. Adjusted EBITDA is calculated as described in item 3.2.b of this Reference Form excluding non-recurring items. Interest expenses comprise the sum of all accrued or capitalized interest, whether paid or not, in a given period, arising from the Company’s indebtedness.

				The interest coverage ratio (Adjusted EBITDA/Interest expenses) is used to determine the company’s capacity to generate sufficient cash flow to cover its interest expenses.

The Company adopts the Gross Debt/Adjusted EBITDA ratio and the interest coverage ratio of Adjusted EBITDA/Interest expenses. These ratios are widely used by the market (rating agencies and financial institutions) and serve as a benchmark for assessing the Company’s financial situation.

3.8 - Obligations according to nature and maturity

Latest Accounting Information (December 31, 2017)

		Other security		One to three
Type of obligation	Type of security	or liens	Less than one year	years	Three to five years	Over five years	Total
Debt securities	Unsecured		1,334,229,540.69	0	7,224,633,775.99	40,072,682,791. 07	48,631,546,107.75
Loans	Unsecured		4,027,211,850.95	5,788,343,643.61	9,623,653,168.34	5,311,041,645.64	24,750,250,308.54
Loans	Secured		209,788,893.64	0	350,000,000.02	350,000,000.01	909,788,893.67
Total			5,571,230,285.28	5,788,343,643.61	17,198,286,944.35	45,733,724,436.72	74,291,585,309.96

Note: The information contained in this item refers to the Company’s consolidated financial statements. The debt securities field comprises debt securities and transactions in the stock market.

3.9 - Other relevant information

Additional Information relating to Item 3.4

On November 27, 2017, all shares issued by Vale under negotiation at B3 became common, with the exception of twelve special class preferred shares held by the Federal Government. For more information on such issue, see items 3.3 and 15.7 in this Reference Form.

It should be noted that the Company’s Special Meeting of Shareholders held on December 21, 2017 approved (i) the proposal for the migration of Vale to the special listing segment of B3 S.A. - Brazil, Exchange, a Counter denominated Novo Mercado (New Market), and (ii) the amendment of the Company’s Articles of Incorporation to reflect the conversion of all Class A preferred shares into common shares, as well as to adapt it to the Novo Mercado rules in force at the time of the migration.

Additional Information on Financial Agreements

Part of the financing agreements entered into by the Company, as well as the outstanding debt securities issued by the Company (for more information on such securities, see item 18 of this Reference Form) contain clauses that determine the early maturity of outstanding installments in case of cross acceleration of another financial agreement entered into with the same counterparty and/or any other financial agreement.

The Company also clarifies that since the end of the fiscal year ended December 31, 2017, the Company has already prepaid US$1.75 billion of debt in March (corresponding to R$5.70 billion) and other US$499 million in April (corresponding to R$1.69 billion).

Additional Information on Distribution of Dividends

Vale recorded a net loss in the amount of R$44,212 million for the fiscal year ended December 31, 2015, and said loss is absorbed in accordance with the sole paragraph of article 189 of Law 6,404 / 1976. Accordingly, no distribution of dividends was approved by the Annual Shareholders’ Meeting held on April 25, 2016.

It should be noted that dividends and interest on shareholders’ equity distributed by the Company in said fiscal year of 2015, as indicated in item 3.6 above, were distributed based on the retained earnings reserves approved in the Company’s balance sheet referring to 2014. Considering these reserves, the Board of Directors, at its meeting on (a) April 14, 2015, approved the payment, as of April 30, 2015, of the first installment of minimum compensation to Vale’s shareholders for 2015, in the total gross amount of R$3,101,100,000.00 by way of interest on equity, corresponding to the gross total amount of R$0.601760991 per outstanding common or preferred share issued by Vale, which is subject to the Income Tax at the current rate; (b) October 15, 2015, the payment, as of October 30, 2015, of the second installment of compensation to shareholders for 2015 by way of dividends, in the total gross amount of R$1,925,350,000.00, corresponding to the amount of R$0.3773609533 per outstanding common or preferred share issued by Vale.

Additional Information on Compensation Policies

The amendment to the shareholders’ compensation policy was approved at the Annual and Special Shareholders’ Meeting held on April 25, 2016. According to said approved policy:

•                  Shareholders’ compensation will be at the discretion of the Board of Directors, which will resolve on the amount to be distributed according to the Company’s business situation, considering, among other factors, the Company’s leverage level and future cash commitments.

•                  The proposed shareholders’ compensation will be analyzed and paid, if payment is the elected option, at two times. The first installment (initial installment) will be analyzed and, if applicable, paid in October of the current year and the second installment (complementary installment) will be analyzed and, if applicable, paid by the end of April of the following year. The amount of the first installment will be determined by the Company based on the accumulated profit or loss of the period and the estimated free cash flow generation for the year. The amount of the second installment will be determined after the calculation of the profit or loss for the fiscal year.

•                  The proposal for the first installment of the shareholders’ compensation will be submitted by the Board of Executive Officers to be resolved by the Board of Directors in October of each year and will be announced to the market as soon as it is approved. The second installment of compensation shall be included in the proposed allocation of net income for the year to be submitted by the Board of Executive Officers to the Board of Directors within the first three months of the subsequent year. The amount related to the second installment will be announced to the market after its approval by the Board of Directors, with payment subject to approval by the Annual Shareholders’ Meeting.

•                  The amount of the first installment of the shareholders’ compensation will be denominated in US Dollars and the payment will be made by way of dividends and/or interest on equity. The determined amount will be paid in Brazilian currency, with the conversion of the amount proposed in US Dollars into Reais based on the US Dollar exchange rate (Ptax-option 5) disclosed by the Central Bank of Brazil (BACEN), on the business day prior to the meeting of the Board of Directors that has resolved on the declaration and the respective payment of the shareholders’ compensation. The amount of the second installment will be denominated and paid in Reais, and the payment may be made by way of dividends and/or interest on equity. The equivalent amount in US Dollars will be calculated based on the US Dollar exchange rate (Ptax-option 5), published by the Central Bank of Brazil (BACEN) on the business day prior to payment.

•                  During the year, the Board of Executive Officers may propose to the Board of Directors, based on an analysis of the Company’s cash flow evolution and the availability of profits or reserves of existing profits, the distribution to shareholders of an additional compensation relating to the amounts paid in October or April.

Nevertheless, the Company clarifies that, at a meeting held on March 29, 2018, its Board of Directors approved a new Shareholders’ Compensation Policy, which replaces the aforementioned policy, the contents of which are available for consultation on the websites of CVM (www.cvm.gov.br) and the Company (www.vale.com). According to said approved policy:

•                  Shareholders’ compensation will be composed of two semiannual installments, the first in September of the current year and the second in March of the following year, provided that the Board of Directors may declare interest on equity in the month of December of each year for payment in March of the next year. Such amounts will be deducted from the March installment.

•                  The compensation will be 30% of the Adjusted EBITDA minus Current Investment calculated in the first half income statement for the September installment, and the second half income statement for the March installment.

•                  The Board of Directors may resolve on additional compensation by way of distribution of extraordinary dividends.

4.1 — Description of risk factors

(a) Risks related to the Company

Lower cash flows, as a result of the fall in prices of the Company’s products, may negatively affect the Company’s credit ratings, as well as the cost and availability of financing.

Lower prices for the Company’s products may adversely affect its future cash flows, credit ratings and its ability to obtain financing at attractive rates. This may also adversely affect its ability to finance its capital investments, provide the financial guarantees required to get licenses in certain jurisdictions, pay dividends, and meet the financial covenants included in some of its long-term debt instruments.

It is possible that the Company will not be able to implement its strategy regarding divestitures and strategic partnerships.

Over the last few years, the Company has entered into contracts for the disposition of assets and strategic partnerships, aiming at optimizing its business portfolio and implementing its financing strategy and capital investment plans. It is possible that the Company will continue to seek disinvestment opportunities and strategic partnerships in the future. The Company is exposed to a number of risks relating to these transactions, including the imposition of regulatory conditions, the inability to meet the conditions for conclusion or receipt of additional payments, in addition to the negative market reactions. Should the Company fail to conclude dispositions or strategic partnerships, it may have to review its business and financing strategy and incur additional costs, which could, in turn, adversely affect its operating results, financial condition or reputation.

The Company is involved in legal proceedings that may have a material adverse effect on its business in the event of unfavorable outcomes.

The Company is involved in legal proceedings in which the adverse parties have requested preliminary injunctions to suspend some of its operations or claim substantial amounts, including several legal proceedings and investigations related to the collapse of the Fundão tailings dam owned by Samarco. Although the Company is vigorously defending these actions, their results are uncertain and may adversely affect its business, its liquidity and the value of securities issued by Vale or its subsidiaries. For information on such proceedings, see items 4.3 to 4.7 below.

The Company’s projects are subject to risks that may result in an increase in costs or a delay in its implementation.

The Company is investing to maintain and further increase its production capacity and logistics capabilities. Vale review on a regular basis the economic feasibility of its projects. As a result of this review, the Company may decide to delay, suspend or interrupt the implementation of certain projects. Its projects are also subject to a number of risks that may adversely affect its growth prospects and profitability, including the following:

•                                          The Company may not be able to get financing at attractive rates.

•                                          There may be delays or higher-than-estimated costs in obtaining the necessary equipment or services and in implementing new technologies to build and operate a project.

•                                          Its efforts to develop projects on schedule may be hindered by the lack of infrastructure, including reliable telecommunication and power supply services.

•                                          Suppliers and contractors may fail to meet their contractual obligations assumed to the Company.

•                                          It may face unexpected weather conditions or other force majeure events.

•                                          The Company may not be able to get the required permits and licenses to build a project, or it may experience delays or higher-than-estimated costs in obtaining or renewing them.

•                                          Changes in market conditions or regulations may make a project less profitable than expected at the time the work was started.

•                                          There may be accidents or incidents during project implementation.

•                                          It may face shortages of skilled personnel.

Operational problems may materially and adversely affect the Company’s business and financial performance.

Ineffective project management and operational flaws might require the Company to suspend or curtail operations, which could generally reduce its productivity. Operational incidents may entail failure of plants and machinery. There is no assurance that ineffective project management or other operational problems will not occur. Any damages to the Company’s projects or delays in its operations caused by ineffective project management or operational flaws may materially and adversely affect its business and operating results.

The Company’s business is subject to a number of operational risks that may adversely affect the results of its operations, such as:

•                                          Unexpected weather conditions or other force majeure events.

•                                          Adverse mining conditions delaying or hampering its ability to produce the expected quantity of minerals and to meet specifications required by customers, which can trigger price adjustments.

•                                          There may be accidents or incidents involving its mines and related infrastructure, such as dams, plants, railroads, railway bridges, ports and ships.

•                                          The Company may experience delays or interruptions in the transportation of its products, including in railroads, ports and ships.

•                                          Tropical diseases, HIV/AIDS and other contagious diseases in regions where some of its operations or some of its projects are located, which pose health and safety risks to its employees.

•                                          Employment disputes that may disrupt its operations from time to time.

•                                          Changes in market conditions or regulations may affect the economic prospects of an operation and make it inconsistent with the Company’s business strategy.

•                                          Failure to get the required permits and licenses renewed, or delays or higher-than-expected costs to get them.

•                                          Disruptions to or unavailability of crucial information technology systems and services resulting from accidents or malicious acts.

The Company’s business may be adversely affected by the failure of its counter-parties, joint venture partners or non-controlling joint ventures to comply with their obligations.

Customers, suppliers, contracted companies, financial institutions, joint venture partners and other counter-parties may fail to perform existing contracts and obligations, which may unfavorably impact the Company’s operations and financial results. The ability of Company’s suppliers and customers to perform their obligations may be adversely affected in times of financial stress or economic downturn.

Significant parts of Vale’s iron ore, pelletizing, nickel, coal, copper, energy and other business segments are operated through joint ventures. This may reduce the Company’s level of control, as well as its ability to identify and manage risks. Vale’s forecasts and plans for these joint ventures and consortia assume that its partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide skilled and competent managerial personnel. If any of its partners fails to observe their commitments, the affected joint venture or consortium may not be able to operate in accordance with its business plans, or it might be that the Company has to increase the level of its investment to implement these plans.

Some of the Company’s investments are controlled by partners or have a separate and independent management. These investments may not fully comply with the Company’s standards, controls and procedures, including health, safety, environment and community standards. Failure by any of its partners or joint ventures to adopt adequate standards, controls and procedures may lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which may adversely affect the Company’s results and reputation.

The Company may not have adequate insurance coverage for some business risks.

The Company’s business is generally subject to a number of risks and hazards, which could result in damage to or destruction of properties, facilities and equipment. The insurance that Vale maintain against risks that are typical in its business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain damages to the environment or interruption of certain business activities) may not be available at a reasonable cost, or at all. Even when available, the Company may self-insure in cases where it determines that this will bring it a higher cost-benefit ratio. As a consequence, accidents or other negative events involving its mining, production or transportation facilities could have an adverse effect on its operations.

Labor disputes may interrupt the Company’s operations from time to time.

A substantial number of the Company’s employees, and some of the employees of its subcontractors, are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic negotiation. Strikes and other labor stoppages in any of its operations may adversely affect the operation of these facilities, the timing of completion and cost of the Company’s main projects. For more information on labor relations, see item 14 of this Reference Form.

In addition to it, the Company may be adversely affected by labor stoppages involving third parties who may provide it with goods or services.

Higher energy costs or energy shortages can adversely affect the Company’s business.

Fuel and electricity costs are a significant component of the Company’s production cost, accounting for 10.8% of its total cost of goods sold in 2017. In order to fulfill its demand for energy, the Company depends on the following sources: oil byproducts, which accounted for 32.0% of total energy needs in 2017, electricity (31.6%), natural gas (16.7%), coal (15.0%) and other energy sources (4.7%).

Electricity costs accounted for 4.6% of its total cost of goods sold in 2017. If the Company is unable to secure reliable access to electricity at acceptable prices, it may be forced to curtail production or may experience higher production costs, either of which would adversely affect its operating results. The Company faces the risk of energy shortages in the countries where it has operations and projects, especially in Brazil, due to lack of infrastructure or weather conditions, such as floods or droughts. Future shortages, and government efforts to respond to or prevent shortages, may adversely impact the cost or supply of electricity for the Company’s operations.

Failures in the Company’s information technology systems, operational technology, computer security, and telecommunications may adversely affect the Company’s business and reputation.

The Company relies on information technology systems, operational technology and telecommunications for the operation of its various commercial procedures. Failures in these systems, whether caused by obsolescence, technical flaws, negligence, accident or malicious acts, may result in the disclosure or theft of confidential information, misappropriation of funds, and interference or interruption in the Company’s business operations. The Company may be the target of attempts to get unauthorized access to operational technology and information technology systems through the Internet, including sophisticated and coordinated attempts, often referred to as advanced persistent threats. Disruptions in key information technology, operational technology, computer security, or telecommunications systems, or information security breaches, may damage the Company’s reputation and materially adversely affect its operating performance, earnings and financial position.

The Company’s reserve estimates may materially differ from mineral quantities that the Company is actually able to recover. The Company’s estimates of the mines’ useful life may prove inaccurate, and market price fluctuations and changes in operating and capital costs may render certain ore reserves economically unfeasible to mine.

The reserves reported by the Company are estimated quantities of ore and minerals that the Company has determined can be economically mined and processed under present and assumed future conditions. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond the Company’s control. Reserve reporting involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates the Company’s anticipates. Reserve estimates and estimates of the mines’ useful life may require revisions based on actual production experience, projects, updated exploratory drilling data and other factors. Lower market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, changes in regulatory requirements or other factors may render proven and probable reserves economically unfeasible to mine and may ultimately result in a reduction of reserves. Such a reduction may affect depreciation and amortization rates and have an adverse effect on the Company’s financial performance.

The Company may not be able to replenish its reserves, which could adversely affect its mining prospects.

The Company engages in mineral exploration, which is highly uncertain in nature, involves many risks and frequently is non-productive. The Company’s exploration programs, which involve significant expenditures, may fail to result in the expansion or replacement of reserves depleted by current production. If the Company does not develop new reserves, it will not be able to sustain its current level of production beyond the remaining useful lives of its existing mines.

The feasibility of new mineral projects may change over time.

Once mineral deposits are discovered, it can take a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. Substantial time and expenditures are required to:

•                  establish mineral reserves through drilling;

•                  determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;

•                  obtain environmental and other licenses;

•                  construct mining, processing facilities and infrastructure required for greenfield areas; and

•                  obtain the ore or extract the minerals from the ore.

If a project proves not to be economically feasible by the time the Company is able to exploit it, it may incur substantial losses and be obliged to write-off its assets. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in delays and cost overruns that may render the project not economically feasible.

The Company faces rising extraction costs or investment requirements over time as reserves deplete.

Reserves are gradually depleted in the ordinary course of a given open pit or underground mining operation. As mining progresses, distances to the primary crusher and to tailings deposits become longer, pits become steeper, mines may move from being open pit to underground, and underground operations become deeper. In addition, for some types of reserves, mineralization grade decreases and hardness increases at greater depths. As a result, over time, the Company typically experiences rising extraction costs per unit with respect to each mine, or it may need to make additional investments, including for adaptation or construction of processing plants and for expansion or construction of tailings dams. Several of the Company’s mines have been operating for long periods, and it will likely experience rising extraction costs per unit in the future at these operations in particular.

The Company’s governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

The Company operates in a global setting and its activities extend across countless jurisdictions and across complex regulatory structures with growing inspection activities around the world. The Company’s governance and compliance processes, which include review of internal controls over financial statements, may not timely identify or prevent future violations of governance, accounting or legal standards. The Company may be subject to breaches of its Code of Ethical Conduct, of anti-corruption policies and of business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by its employees, contractors or other agents. Failure to comply with applicable laws and other standards by the Company may subject it to investigations by the authorities, litigation, fines, loss of its licenses to operate, disgorgement of profits, involuntary dissolution and reputational damage.

It could be difficult for investors to enforce any court order rendered outside Brazil against the Company or any of its associates.

The Company’s investors may be located in jurisdictions outside Brazil and could file actions against it or against its directors or executive officers in the Courts of their home jurisdictions. Vale is a Brazilian company, and the majority of its officers and directors are residents of Brazil. The vast majority of the Company’s assets and the assets of its officers and directors are likely to be located in jurisdictions other than the home jurisdictions of its foreign investors. It might not be possible for investors outside Brazil to serve process within their home jurisdictions upon the Company or upon its officers or directors who reside outside their home jurisdictions. In addition to it, a conclusive foreign judgment may be executed in the Brazilian Courts without a new examination of the merits only if previously ratified by the Superior Court of Justice, and the ratification shall only be granted if the foreign judgment: (a) comply with all the formalities required for its enforceability under the law of the country where it was rendered; (b) has been rendered by a competent court after the due service of process upon defendant, as required by applicable law; (c) is not subject to appeal; (d) does not conflict with a final and unappealable decision rendered by a Brazilian judicial authority; (e) has been certified by a Brazilian consulate in the country where it was rendered or it is duly apostilled in accordance with the Convention Abolishing the Requirement of Legalization for Foreign Public Documents and accompanied by a sworn translation into Portuguese, unless such procedure has been exempted by an international treaty signed by Brazil; (f) does not cover matters of exclusive competence of the Brazilian Courts; and (g) is not contrary to Brazilian national sovereignty, public policies or good customs. Therefore, investors might not be able to recover against the Company or its directors and officers on judgments of the courts of their home jurisdictions predicated upon the laws of such jurisdictions.

(b)                                 Risks related to the Controller or Controlling Group of the Company and (c) Risks related to the Company’s shareholders.

The shareholders who sign the Company’s Shareholders’ Agreement have significant influence over Vale.

On August 14th, 2017, Litel Participações S.A. (“Litel”), Bradespar S.A. (“Bradespar”), Mitsui & Co., Ltd. (“Mitsui”) and BNDES Participações S.A. (“BNDESPAR” and, together with the others, “Agreement Signatory Shareholders”) entered into a shareholders’ agreement by which they undertake to vote jointly on certain key matters (“Shareholders’ Agreement”). Such Shareholders’ Agreement entered into force on August 14th, 2017 and will remain valid until November 09th, 2020. On December 31st, 2017, Litel, Bradespar, Mitsui and BNDESPAR jointly held 40.29% of the Company’s total capital stock. As long as they have such a shareholding and no other shareholder has a higher shareholding, the Agreement Signatory Shareholders may elect a majority of members of the Board of Directors and control the results of certain shares that require the approval by the shareholders. For a description of the Company’s shareholding structure and the current shareholders’ agreement, see item 15 of this Reference Form.

The Brazilian Federal Government has certain veto rights.

The Brazilian Federal Government holds 12 golden shares (special class preferred shares) in Vale, which gives it veto power over certain matters involving the Company, such as changes to the corporate name, to the location of its headquarters and to its corporate purpose, regarding mining activities. For a detailed description of the veto power of golden shares, see item 18.1 of this Reference Form.

(d)                                 Risks related to the Company’s subsidiaries

For information on the risks related to the Company’s investees, see the Risk Factor described in item (a) above: “The Company’s business may be adversely affected by the failure of its counterparties, joint venture partners or non-controlling joint ventures to comply with their obligations”.

(e)                        Risks related to the Company’s suppliers

For information on risks related to the Company’s suppliers, see the Risk Factors described in item (a) above: “Higher energy costs or energy shortages can adversely affect the Company’s business” and “The Company’s business may be adversely affected by the failure of its counterparties, joint venture partners or non-controlling joint ventures to comply with their obligations”.

(f)                         Risks related to the Company’s customers

For information on risks related to the Company’s customers, see the risk factor described in item (a) above: “The Company’s business may be adversely affected by the failure of its counterparties, joint venture partners or non-controlling joint ventures to comply with their obligations”.

(g)                       Risks related to the Economic Sectors in which the Company operates

The Company’s business is exposed to the cyclicality of global economic activity and requires significant investments of capital.

As a mining company, Vale is a supplier of industrial raw materials. Industrial production tends to be the most cyclical and volatile component of global economic activity, which affects demand for minerals and metals. At the same time, investment in mining requires a substantial amount of funds in order to replenish reserves, expand and maintain production capacity, build infrastructure, preserve the environment and minimize social impacts. Sensitivity to industrial production, together with the need for significant long-term capital investments, are important sources of risk to Vale’s financial performance and growth prospects.

It also possible that the Company will not be able to adjust production volume in a timely or cost-effective manner in response to changes in demand. Lower utilization of capacity during periods of weak demand may expose the Company to higher unit production costs, since a significant portion of its cost structure is fixed in the short term due to the capital intensity of mining operations. In addition, efforts to reduce costs in periods of weak demand could be limited by labor regulations or previous collective-bargaining agreements or by previous agreements with the government. Conversely, during periods of high demand, Vale’s ability to rapidly increase production capacity is limited, which could prevent it from meeting demand for its products.

Moreover, there is a possibility that the Company will not be able to complete expansions and new greenfield projects in time to take advantage of rising demand for iron ore, nickel or other products. When demand exceeds its production capacity, the Company may meet excess customer demand by purchasing iron ore, iron ore pellets or nickel from joint ventures or from third parties and reselling them, which increase its costs and narrow its operating margins. If Vale is unable to meet excess customer demand in this way, it may lose customers. In addition, operating close to full capacity may expose the Company to higher costs, including demurrage fees due to capacity restraints in its logistics systems.

Adverse economic developments in China may have a negative impact on Vale’s revenue, cash flow and profitability.

China has been the main driver of global demand for minerals and metals over the last few years. In 2017, China’s demand accounted for 74% of global demand for seaborne iron ore, 55% of global demand for nickel and 48% of global demand for copper. The percentage of the Company’s net operating revenue attributable to sales to customers in China was 41.3% in 2017. Therefore, any contraction of China’s economic growth could result in lower demand for our products, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector, the largest consumer of carbon steel in China, would also negatively impact the Company’s results.

(h)                       Risks related to the Regulation of Sectors in which the Company operates

Political, economic and social conditions in countries where the Company operates or has projects may have an adverse impact on its business.

Vale may have its financial performance negatively affected by regulatory, political, economic and social conditions in the countries where it has significant operations or projects. In many of these jurisdictions, Vale is exposed to various risks, such as political instability, bribery, extortion, corruption, robbery, sabotage, kidnapping, civil war, acts of war, guerrilla activities, piracy on international transport routes, and terrorism.

Such problems may adversely affect the economic conditions and other conditions under which the Company operates in a manner that may have a material adverse effect on its business.

Disagreements with local communities in which the Company operates may adversely impact its business and reputation.

Disputes with communities located where the Company has operations may arise from time to time. In some instances, the Company’s operations and mineral reserves are located on indigenous lands or on nearby lands owned or used by indigenous people or other groups of stakeholders.

Some of the Company’s mining and other operations are located on territories whose ownership may be subject to disputes or uncertainties, or in areas intended for agriculture or land reform purposes, which may lead to disagreements with landowners, organized social movements, local communities and the government. In some jurisdictions, the Company may be required to consult and negotiate with these groups as part of the process to obtain licenses required to operate, in order to mitigate impact on the Company’s operations or to obtain access to lands.

Disagreements or legal disputes with local groups, including indigenous groups, organized social movements, and local communities can lead to delays in obtaining licenses, increases in planned budget, delays or disruptions in operations. These issues may have a negative effect on the Company’s reputation or even hinder its ability to exploit reserves and carry out its operations. Protesters have taken actions to disrupt the Company’s operations and projects, and they may continue to do so in the future, which may harm the Company’s operations and could adversely affect its business. For further information, see items 4.3 to 4.7 of this Reference Form.

The Company may be adversely affected by changes in public policies or by trends such as resource nationalization, including the imposition of new taxes or royalties on mining activities.

Mining is subject to government regulation, including taxes and royalties, which can have a significant financial impact on the Company’s operations. In countries where the Company is present, it is exposed to potential renegotiation, annulment or forced amendment to existing contracts and licenses, expropriation or nationalization of properties, exchange controls, changes to local laws, regulations and policies, and audits and revaluations. The Company is also exposed to new taxes or increase in existing royalties and tax rates, reduction of exemptions and tax benefits, renegotiation of tax stabilization agreements or changes to the tax base in a way that is unfavorable to the Company. Governments that have committed to provide a stable taxation or regulatory environment may alter those commitments or shorten their duration. The Company also faces the risk of having to submit to the jurisdiction of a foreign court or arbitration tribunal or having to enforce a judgment against a sovereign nation within their own territory. For more information, see item 7.5 of this Reference Form.

The Company is also required to meet domestic beneficiation requirements in certain countries, such as local processing standards, export duties or restrictions, or charges on unprocessed ores. The imposition of or increase in such requirements, taxes or charges can significantly increase the risk profile and the operating costs in those jurisdictions. The Company and the mining industry are subject to rising trends of resource nationalization in certain countries in which it operates that can result in constraints on its operations, increased taxation or even expropriations and nationalizations.

As a supplier of iron ore, nickel and other raw materials to the global integrated steel market, the Company is subject to additional risks arising from the imposition of customs duties, export and import control tariffs and other trade barriers, impacting the Company’s products and the products our customers produce. Global trade is subject to a growing trend of trade barriers, which may exacerbate commodity price volatility, and thus result in price instability in our products.

Concessions, authorizations, licenses and permits are subject to expiration, limitations on renewal and various other risks and uncertainties.

Vale’s operations depend on authorizations and concessions from governmental regulatory agencies in the countries in which it operates. The Company is subject to laws and regulations in many jurisdictions that can change at any time, and such changes in laws and regulations may require modifications to Vale’s technologies and operations and result in unanticipated capital expenditures.

Some of Vale’s mining concessions are subject to fixed expiration dates and might only be renewed a limited number of times for a limited period of time. Apart from mining concessions, the Company may need to obtain various authorizations, licenses and permits from governmental bodies and regulatory agencies in connection with the planning, maintenance, operation and closure of the Company’s mines and related logistics infrastructure, which may be subject to fixed expiration dates or periodic review or renewal. There is no assurance that such renewals will be granted when and as requested, and there is no assurance that new conditions will not be imposed in connection with the renewal. Fees payable for mining concessions might increase substantially due to the passage of time from the original issuance of each individual exploration license. If it happens, the costs to keep or renew the mining concessions may render the Company’s business purposes unfeasible. Accordingly, the Company needs to continually assess the mineral potential of each mining concession, particularly at the time of renewal, to determine if the costs of maintaining the concessions are justified by the results of operations to date, and thus it might elect to let some of its concessions lapse. There is no certainty that concessions will be obtained in terms favorable to the Company, nor that concessions will be at all obtained for the Company’s planned future projects of mining or exploration.

In a number of jurisdictions where the Company has exploration projects, it may be required to return to the State a certain portion of the area covered by the exploration permit as a condition to renewing the permit or obtaining a mining concession. This obligation can lead to a substantial loss of part of the mineral deposit originally identified in the Company’s feasibility studies. For more information on mining concessions and other similar rights, see “Mining Rights and Regulation of Mining Activities” in item 7.5 of this Reference Form.

(i)                                    Risks related to the Company’s ADS (American Depositary Shares)

If ADR holders exchange the ADSs for underlying shares, they risk losing the ability to remit foreign currency abroad.

The custodian of shares underlying the Company’s ADSs maintains a registration with the Central Bank of Brazil, entitling it to qualify foreign institutional investors to buy and sell securities on B3 and to remit U.S. dollars abroad from Brazil for payments of dividends and other distributions relating to the referenced shares underlying the ADSs or upon the disposition of the underlying shares. If the ADR holder exchanges its ADSs for the underlying shares, it shall be entitled to rely on the custodian’s registration for only five business days from the date of exchange. Subsequently, an ADR holder may not be able to get and remit foreign currency abroad upon the disposition of, or distribution relating to, the underlying shares, unless it obtains its own registration in accordance with the applicable regulation. If the ADR holder attempts to obtain its own registration, it may incur expenses or suffer delays in the application process, which could delay the receipt of dividends and other distributions relating to the underlying shares or the return of capital in a timely manner.

The custodian’s registration or any registration obtained may be affected by future legislative changes, and additional restrictions applicable to ADRs, the disposition of the underlying shares or the repatriation of the proceeds from the disposition could be imposed in the future.

ADR holders may not have all the rights of Vale’s shareholders and may not be able to exercise preemptive rights related to the shares underlying their ADSs.

ADR holders may not have the same rights that are assigned to the Company’s shareholders under Brazilian law or under its by-laws, and the rights of ADR holders may be subject to certain limitations provided for in the deposit contract or by the securities intermediaries through which the ADR holders hold their securities. Moreover, the ability of ADR holders to exercise their preemptive rights is not assured, particularly if the applicable law in the holder’s jurisdiction (for example, the Securities Act in the United States) requires that either a registration statement be effective or an exemption from registration be available with respect to those rights, as is in the case of the United States. The Company is not obligated to extend the offer of preemptive rights to ADR holders, to file a registration statement in the United States, or to make any other similar registration in any other jurisdiction, relating to preemptive rights, or to undertake steps that may be needed to make exemptions from registration available, and it cannot assure holders that it will file any registration statement or take such steps.

ADR Holders may face difficulties in the exercise of their voting rights.

ADR holders do not have the rights of shareholders. They have only the contractual rights set forth for their benefit under the deposit agreements. ADR holders are not permitted to attend shareholders’ meetings, and they may only vote by giving instructions to the depositary. In practice, the ability of a ADR holder to instruct the depositary as to voting will depend on the timing and procedures for giving instructions to the depositary, either directly or through the holder’s custody and clearing system. With respect to ADSs for which no instructions are received, the depositary may, being subject to certain limitations, grant a proxy to someone designated by the Company.

The legal protections for holders of the Company’s securities differ from one jurisdiction to another and may be inconsistent, unfamiliar or less effective than investors anticipate.

Vale is a global company with securities traded in several different markets and with investors located in many different countries. The legal regime for the protection of investors varies around the world, sometimes in important ways, and investors in our securities should recognize that the protections and remedies available to them may be different from those to which they are accustomed in their home markets. The Company is subject to securities legislation in several countries, which have different rules, supervision and enforcement practices. The only Business Corporation Law applicable to the Company is the Brazilian corporation law, with its specific substantive rules and legal procedures. The Company is also subject to corporate governance rules in several jurisdictions where its securities are listed, but, as a foreign private issuer, the Company is not required to follow many of the corporate governance rules that apply to U.S. domestic issuers with securities listed on the New York Stock Exchange, and it is not subject to the U.S. proxy rules.

(j)                                    Risks related to social and environmental issues

The obligations and potential liabilities arising from the collapse of the tailings dam owned by Samarco Mineração S.A. (“Samarco”) in Minas Gerais may adversely affect the Company’s business, financial condition and reputation.

In November 2015, the Fundão tailings dam owned by Samarco collapsed, causing environmental damage to the surrounding area. The collapse of Samarco’s tailings dam has adversely affected and will continue to affect the Company’s business, and the total impact is still uncertain and cannot be estimated. See below a report of the main effects of the dam’s collapse on the Company’s business.

•                  Litigation. The Company is involved in a number of legal proceedings and investigations related to the collapse of the Fundão tailings dam, and other proceedings and investigations may be instituted in the future. These legal proceedings include class actions brought by investors against the Company and some of its directors in the United States, a criminal proceeding in Brazil, public-interest civil actions filed by Brazilian authorities, and several lawsuits involving significant claims related to damages and reparation measures. Adverse outcomes in such proceedings may have a negative effect on the Company’s liquidity and financial condition. For more information on these proceedings, see items 4.3 to 4.7 of this Reference Form.

•                  Obligations of reparation and other commitments. In March 2016, Samarco and its shareholders, Vale and BHP Billiton Brasil Ltda. (“BHPB”), a Brazilian subsidiary of BHP Billiton plc, entered into the Settlement and Consent Decree (“TTAC”) with several government officials, under which Samarco, Vale and BHPB agree to create a foundation (Renova Foundation) to develop and implement long-term recovery and compensation programs. In January 2017, Samarco, Vale and BHPB entered into two preliminary agreements with the Federal Prosecution Office (“MPF”), which provides, among other things, for the appointment of experts chosen by the MPF to examine and monitor the reparation programs created under the TTAC of March 2016, the provision of guarantees to secure certain reparation obligations, and a schedule for negotiating a final agreement. The preliminary agreements contemplate a potential review of the reparation programs provided for in the TTAC, based on the findings of the experts chosen by the MPF. For more information, see items 4.7 and 7.9 of this Reference Form.

As Samarco is currently unable to resume its activities, the Company and BHPB are financing the Renova Foundation and providing funds directly to Samarco in order to preserve its operations and support certain reclamation measures undertaken by Samarco. Should Samarco continue to be unable to resume its operations or generate enough cash flows to finance the required reparation measures under these agreements, the Company will be obliged to continue financing these reparation measures, which in turn may adversely affect its financial condition and operating results.

•                  Risk of further environmental damage. Failure to contain remaining tailings at Samarco’s dams may cause further environmental damage, additional impacts on Company’s operations, and additional claims, fines and lawsuits against Samarco and the Company. Failure to contain remaining tailings could also affect the feasibility and the schedule for the resumption of Samarco’s operations.

•                  Other impacts. The Company may face delays in obtaining environmental and other licenses for its tailings dams and other facilities, and Brazilian authorities may impose stricter conditions on the licensing process for its projects and operations. In addition, as one of Samarco’s shareholders, the Company’s reputation has been negatively affected by the collapse of Samarco’s tailings dam.

The Company’s business is subject to environmental, health and safety incidents.

The Company’s operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment and the use of natural resources. Therefore, the mining industry is generally subject to significant risks and hazards, including fire, explosion, toxic gas leaks, spillage of polluting substances or other hazardous materials, rock slides, dam-related accidents, failure of other operational structures and accidents involving vehicles, machinery and mobile equipment. This may occur by accident or by breach of operating and maintenance standards and may result in significant environmental and social impacts, damage to or destruction of mineral properties or production facilities, injury, illness or death of employees, service providers or members of the community surrounding the operations, environmental damage, delays in production, financial losses and possible civil liability. In addition to the above, in remote locations, employees may be exposed to tropical and contagious diseases capable of affecting their health and safety. Notwithstanding the Company’s standards, policies and controls, its operations remain subject to incidents or accidents that may have a negative effect on its business or reputation.

The Company’s business may be adversely affected by environmental and health and safety regulations, including regulations pertaining to climate change.

Nearly all aspects of its activities, products, services and projects around the world are subject to social, environmental and health and safety regulations, which may expose it to increased liability or increased costs. Such regulations require Vale to have environmental licenses, permits and authorizations for its operations and projects, and to carry out environmental and social impact assessments in order to get approval for its projects and permission for initiating construction. Significant changes to existing operations are also subject to these requirements. Difficulties in obtaining or renewing licenses can lead to construction delays, cost increases, and may adversely impact its production volumes. Social, environmental and health and safety regulations also impose standards and controls on activities relating to mineral exploration, mining, pelletizing activities, railway and marine services, ports, decommissioning, refining, distribution and marketing of its products. Such regulation may give rise to significant costs and liabilities. Litigation regarding these and other related matters may adversely affect the Company’s financial condition or otherwise harm its reputation.

Social, environmental and health and safety regulations in the several countries where Vale operates have become stricter in recent years and it is possible that a higher degree of regulation or stricter enforcement of existing regulations may negatively affect Vale by imposing stricter restriction on its activities and products, creating new requirements for the issuance or renewal of environmental licenses, resulting in delays in operations or forcing it to get involved in costly efforts for recovery.

It is possible that, in some of its iron ore mining operations or projects, Vale may be required to limit or modify its mining plans or to incur additional costs to preserve caves or to compensate for the impact on them, with potential consequences for production volumes, costs or reserves in its iron ore business. For more details on Brazilian environmental regulations regarding caves, refer to item 7 of this Reference Form.

In response to the collapse of Samarco’s tailings dam in Minas Gerais, additional environmental and health and safety standards and regulations may be forthcoming in Brazil and authorities may impose more stringent conditions in connection with the licensing process of the Company’s projects and operations. Moreover, Vale may face stricter requirements and delays in receiving environmental licenses to operate other tailings dams.

National policies and international regulations on climate change can affect many of the Company’s business in several countries. Ratification of the Paris Climate Agreement in 2016 increased the international pressure to establish a global carbon price and on companies to adopt carbon pricing strategies. The pricing of greenhouse gas emissions can affect the Company’s operating costs, mainly through higher prices for fossil fuels, since mining is an energy intensive industry, as well as the Company’s international freight costs. The consumption of coal, one of the products that the Company sells, is especially facing pressure from international institutions due to its carbon intensity.

Regulatory initiatives at the national and international levels that affect its shipping practices could increase its costs or require Vale to make new capital expenditures.

Natural disasters may cause severe damage to Company’s operations and projects in the countries where it operates and may have a negative impact on its sales to countries adversely affected by such disasters.

Natural disasters, such as windstorms, droughts, floods, earthquakes and tsunamis, may have a negative effect on Vale’s operations and projects in the countries where it operates, and may cause a contraction in sales to countries affected by, among other factors, power outages and the destruction of industrial facilities and infrastructure. The physical impact of climate change on business remains uncertain, but Vale may experience changes in rainfall patterns, increased temperatures, water shortages, rising sea levels, increased storm frequency and intensity as a result of climate change, which may adversely affect its operations. On some specific occasions in recent years, the Company has determined that force majeure events have occurred due to effect of severe weather on its mining and logistics activities.

4.2 - Description of the main market risks

Political and economic instability in Brazil could adversely impact the Company’s business and the market price of its securities.

The Brazilian Federal Government’s economic policies may have important effects on Brazilian companies, including Vale, and on market conditions and prices of the securities of Brazilian companies. The Company’s financial condition and results of operations may be adversely affected by the following factors and the Federal Government’s response to these factors:

•                  exchange rate movements and volatility;

•                  inflation and high interest rates;

•                  financing of the current account deficit;

•                  liquidity of domestic capital and credit markets;

•                  tax policy;

•                  political instability resulting from allegations of corruption involving political parties, elected officials or other public officials; and

•                  other political, diplomatic, social and economic developments in or affecting Brazil.

Historically, the country’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration, reduction of credit ratings of the Brazilian government and Brazilian issuers, and heightened volatility in the securities issued abroad by Brazilian companies. In August 2016, the Brazilian Congress approved the impeachment of president Dilma Roussef. Additionally, the current investigations into corruption have resulted in claims against former and current government authorities, members of major political parties and managers and officers of several Brazilian companies. In addition, the next presidential and federal legislative election in Brazil will take place in October 2018. The Company cannot predict the outcome of these elections or whether they will bring about changes in the governmental or economic policies of Brazil or the mining industry. Political instability and the upcoming elections may aggravate economic uncertainties in Brazil and increase volatility in the securities of Brazilian issuers.

Over the last years, Brazil faced an economic recession, adverse fiscal developments and political instability. Brazilian GDP increased by 1% in 2017, but decreased 3.6% in 2016 and 3.85% in 2018. Unemployment rate was 12.7% in 2017, 11.5% in 2016 and 6.9% in 2015. The inflation, as reported by the National Consumer Price Index — IPCA, was 2.95% in 2017, 6.29% in 2016 and 10.67% in 2015. The Brazilian Central Bank’s base interest rate (SELIC) was 7.00% on December 31, 2017, 13.75% on December 31, 2016 and 14.25% on December 31, 2015. Future economic, social and political developments in Brazil may impair the Company’s business, financial condition or results of operations, or cause the market value of its securities to decline.

Significant Market Risks Applicable to the Company

Considering the nature of the Company’s business and operations, the main market risk factors that it is exposed to are:

•                                          price of products and inputs;

•                                          foreign exchange rates and interest rates.

Price risk of products and inputs

The Company is exposed to market risks related to volatility in the prices of its production inputs and products, as follows:

Global prices for the Company’s products are subject to volatility, which may affect the Company’s business.

Global prices for metals are subject to significant fluctuations and are affected by many factors, including actual and expected global macroeconomic and political conditions, regional and sectorial factors, levels of supply and demand, the availability and cost of substitutes, inventory levels, technological developments, regulatory issues and foreign trade issues, investments by commodity funds, and actions of participants in the commodity markets. Continued low market prices for products sold by the Company may result in the suspension of some of its projects and operations, the reduction of its mineral reserves and the loss of value of its assets, which may adversely affect the Company’s cash flows, financial situation and results of operations.

Demand for our iron ore, coal and nickel products depends on global demand for steel. Iron ore and iron ore pellets, which together accounted for 71.2% of the Company’s 2017 net operating revenues, are used to produce carbon steel. Nickel, which accounted for 13.7% of the Company’s 2017 net operating revenues, is used mainly to produce stainless and alloy steels. The prices of different steels and the performance of the global steel industry are highly cyclical and volatile, and these business cycles in the steel industry affect demand and prices for the Company’s products. In addition, vertical backward integration of the steel and stainless steel industries and the use of scrap could reduce the global seaborne trade of iron ore and primary nickel. The demand for copper is affected by the demand for copper wire, and a continued decline in the construction industry demand could have a negative impact on the Company’s copper business.

The Company is more affected by changes in iron ore prices. For example, a price reduction of US$1 per dry metric ton unit (“dmt”) in the average iron ore price would have reduced the Company’s operating income for the year ended December 31, 2017 by approximately US$320 million. Average iron ore prices decreased 59% in the last two years, from US$135 per dmt in 2013 to US$97 per dmt in 2014, US$55.5 per dmt in 2015, US$58.5 per dmt in 2016 and US$71.3 per dmt in 2017, according to the average Platts IODEX (62% Fe CFR China). On February 28, 2018 the year to date average Platts IODEX iron ore price was US$76.60 per dmt.

For further information on the average prices obtained for the products sold by the Company, refer to item 10.2 of this Reference Form.

For information on the risks related to inputs, see the Risk Factors described in item 4.1(a) above: “Higher energy costs or energy shortages would adversely affect the Company’s business”.

Foreign Exchange Risks

The Company’s cash flow is subject to the volatility of several currencies, since the prices of its products are predominantly indexed to US Dollar, while a significant part of the costs, expenses and investments are indexed to other currencies, mainly Reais and Canadian Dollars, as highlighted in the risk below.

The Company also has debt instruments denominated in currencies other than US Dollar, mainly in Brazilian Reais and Euros. The Company uses swaps and forward transactions to convert to US dollars a portion of the cash outflows of these debt securities.

Changes in the exchange rates of the currencies in which the Company conducts its operations may adversely affect its financial condition and results of operations.

A substantial portion of the Company’s revenues, trade receivables and debt is denominated in U.S. Dollars, and considering that its functional currency is Brazilian Reais, changes in exchange rates may result in (i) losses or gains on its net U.S. dollar-denominated indebtedness and accounts receivable and (ii) market value losses or gains on exchange derivatives used to stabilize its cash flow in U.S. Dollars. In 2017, the Company had net foreign exchange losses of US$463 million, while it had net foreign exchange gains of US$3.252 million in 2016 and net foreign exchange losses of US$7.044 million in 2015. In addition, the fluctuating values of the Brazilian Reais, the Canadian Dollar, the Australian Dollar, the Euro, the Indonesian Rupiah and other currencies against the U.S. Dollar affects the Company’s results since most of its costs of goods sold are denominated in currencies other than the U.S. Dollar, principally the Real (52% in 2017) and the Canadian Dollar (12% in 2017), while its revenues are mostly U.S. dollar-denominated. Currency fluctuations should continue to affect the Company’s financial income, expenses and cash flow generation.

Significant volatility in currency prices may also result in disturbances in foreign exchange markets, which could limit the Company’s ability to transfer or to convert certain currencies into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The central banks and governments of the countries in which Vale operates may institute restrictive exchange rate policies in the future and impose taxes on foreign exchange transactions.

Interest Rate Risk

The Company is also exposed to interest rates on loans and financings. Debts with fluctuating interest rates in US Dollars consist mainly of loans, including export prepayment operations and loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered Rate). Floating debts denominated in Reais are indexed mainly to the Interbank Deposit Certificate (CDI), Long Term Interest Rate (TJLP) and the National Consumer Price Index (IPCA), and part of these debts are converted to fixed interest rates in US Dollars through swap operations.

On December 31, 2017, 75.3% of our indebtedness was denominated in US Dollars (US$), corresponding to R$56,035,600,320.40, of which R$42,298,197,505.14 at fixed interest and R$13,737,402,815.26 linked to Libor. Other 18.4% of the debt was denominated in Reais (R$), corresponding to R$13,719,215,308.42, of which R$962,663,228.22 related to the DI Rate, R$7,026,409,294.21 linked to TJLP and R$ 6,692,806,014.21 at fixed interest and others. The remaining 6.2% of debt, corresponding to R$4,637,352,339.50 at fixed interest rates, was denominated predominantly in Euros (€).

4.3 - Relevant non-secret legal, administrative or arbitration proceedings

As at December 31, 2017 the Company was not party to any non-secret arbitration.

(i)         Labor

As at December 31, 2017 the Company and its controlled companies were parties to 20,926 legal proceedings of labor nature involving the total amount of R$18.0 billion for which there are R$1.7 billion of provisions by reason of the risks involved. The labor lawsuits brought against the Company relate to matters such as overtime, commuting hours, premium for unhealthy and hazardous work, equal pay and outsourcing, among others.

The tables below present an individual description of labor proceedings considered relevant to the Company’s and/or its subsidiaries’ businesses as of December 31, 2017:

1) Case n. 01266-2006-012

Court	6th Panel of the Superior Labor Court (TST)

Instance	3rd Instance

Date of filing	Nov 27, 2006

Parties in the case	Labor Prosecution Office of Minas Gerais (“MPT-MG”) (plaintiff) and Vale (defendant)

Amounts, assets or rights involved	R$ 15,388,224.99

Main facts

MPT-MG filed on November 27, 2006, a public civil action aimed at preventing the outsourcing of services of (i) operation of machinery and equipment for mining, such as loader, excavator and drill; (ii) monitoring and reading of instruments in waste dams and sterile piles; and (iii) preparation and performance of a fire plan (detonation).

On August 20, 2009, a judgment was rendered (partially granted) ordering Vale to refrain from outsourcing the aforementioned services and, therefore, to conduct such activities through its own employees. The court understood that such services would be the Company’s end activities and thus could not be outsourced.

On February 22, 2010, the Regional Labor Court of the 3rd Region (“TRT3”) dismissed the appeal filed by Vale and partially granted the MPT-MG appeal, in order to grant the interlocutory relief for immediate enforcement of the judgment.

On May 18, 2010, Vale filed an appeal to the Superior Labor Court (“TST”), holding the claim of breach of article 129, III, of the Federal Constitution and article 83 of Complementary Law No. 75/93, as well as divergence of precedents regarding the lack of collective interest in authorizing the filing of a public civil action by the MPT-MG, which would lead to its lack of standing to file the action, and, consequently, nonsuit (article 267, I and VI and article 295, V, of the Code of Civil Procedure). Vale also claimed breach of article 5, paragraphs XXII, LIV and LV, of the Federal Constitution, and article 899 of the Consolidation of Labor Laws (CLT), due to the unreasonable judicial mortgage determined by TRT3 without there being an execution procedure. Finally, Vale claimed breach of items II and XIII of article 5, and sole paragraph of article 170, both of the Federal Constitution, for disrespect to the right to free exercise of the job or legal profession, since the legal qualifications are met, since the activities performed by the service providers are specialized and can be legitimately contracted.

On May 21, 2010, in the action for a provisional remedy filed by Vale, TST granted an injunction request to suspend the interlocutory relief that determined the immediate enforcement of the judgment.

On July 19, 2010, Vale filed an interlocutory appeal with TST due to the denial of the Review Appeal by TRT3.

On March 18, 2015, the Interlocutory Appeal was filed by Vale, determining the consideration of Vale’s Review Appeal.

On April 8, 2015, the Review Appeal was found partially favorable to Vale by annulling the decision of the Motion for Clarification issued by TRT3.

Despite the above decision, MPT-MG understands there is a fine for alleged noncompliance with the decision, and, as a precaution, Vale calculated the amounts sought by the Prosecution Office (approximately R$ 7.6 million) which would be added to the original requests of the case and classified with chance of remote loss. Due to the aforementioned questioning by MPT-MG, the amount involved in the case was reassessed in order to consider the new MPT-MG’s allegations regarding noncompliance with the court decision. Accordingly, the amount of the claim was revalued from R$ 856,000 on December 31, 2014 to R$ 12.8 million on December 31, 2015, although Vale does not agree with the determination of noncompliance and the application of the fine.

The documents returned to TRT3, for a new judgment of the Motion for Clarification. Upon delay of the Motion for Clarification, a new Review Appeal was filed and, in view of its denial, an Interlocutory Appeal was filed, which is pending before the TST and was assigned to the 6th Panel.

In March 2018, Vale filed a petition before the TST requesting that the Court recognize that the action became moot, as Laws 13,429/17 and 13,467/17 authorize the outsourcing of the end activity. Subsequently, in the event of non-acceptance of this request, the Rapporteur of the appeal was requested to limit the adverse judgment until November 2017, when the mentioned law came into force.

Chance of a loss	1.83% of the total updated order was classified as Likely Loss, the remaining amount being classified as Remote Loss.

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company

In case the court holds the unfavorable decision, Vale will be obliged, in the region of Minas Gerais, to refrain from outsourcing the aforementioned services, and conduct such activities, therefore, through its own employees; and to cause the termination of outsourcing agreements that have such services as purpose. However, with the adoption of labor reform and consequent legal permission to outsource end activities, there is the possibility of the recognition of mootness of the action or, also, limitation of the adverse judgment until adoption of the new legislation.

Notes	Not applicable

2) Case n. 0000676-11.2012.5.24.0041

Court	Labor Court of Corumbá/MS

Instance	1st Instance

Date of filing	Oct 24, 2012

Parties in the case	Labor Prosecution Office of Mato Grosso do Sul (“MPT-MS”) (plaintiff) and Mineração Corumbaense Reunida (“MCR”) (defendant)

Amounts, assets or rights involved	R$225,644.06

Main facts

MPT-MSSul filed a public civil action under the allegation that MCR should be compelled to comply with the labor security standards set forth in the Labor Regulatory Norms. On December 12, 2012, MCR presented its defense, maintaining that it always complied with the Labor Regulatory Norms, and that the accident reported in the action occurred due to the employee’s failure to comply with the safety procedures and standards required by the Company. An initial hearing was held to determine whether or not the non-compliance with the Regulatory Norms exists. A court decision was issued, with no pecuniary value, to order MCR only to register the Specialized Service in Safety Engineering - SESMT and Occupational Medicine in accordance with the Regulatory Norms. Failure to comply with the obligation to do so will result in a fine of R$60,000.00 per event, reversible to the Worker’s Support Fund (“FAT”) or to another social allocation fund in favor of the community, to be timely on the execution. The order requests were denied. An ordinary appeal was filed by MPT-MS, which was dismissed, which is why MPT-MS filed a Review Appeal. The Review Appeal was admitted and judged on February 23, 2018, and the Panel decided for its non-cognizance. It is a favorable decision to MCR, since it maintained the rejection of the collective mental distress claim sought by the Labor Prosecution Office.

Chance of a loss	The chance of loss related to collective mental distress claim no longer exists, since the MPT appeal was not cognized and this decision recently became final and unappealable on April 23, 2018.

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company

Failure to comply with the obligation to do so would result in a fine of R$60,000.00 per event, reversible to the Worker’s Support Fund (“FAT”) or to another social allocation fund in favor of the community, to be timely on the execution. The obligation to do so imposed on MCR has already been performed. In view of the recent decision of TST that maintained the rejection of the collective mental distress claim sought by the Prosecution Office, and its final decision on April 23, 2018, this risk no longer exists.

3) Case n. 00329.2006.92020003

Court	Labor Court of Maruim - Sergipe

Instance	3rd instance (TST)

Date of filing	Jan 23, 2001

Parties in the case	Vale S.A. (defendant) and Sindicato dos Trabalhadores nas Indústrias de Extração de Ferro, Metais Básicos e Preciosos - Sindimina (plaintiff)

Amounts, assets or rights involved	Guarantee of operational activities in the potassium chloride exploration mine in Sergipe.

Main facts

Action filed by SINDIMINA in the State of Sergipe on January 23, 2001, aiming at adjusting the working conditions of employees located in the Sergipe potash subsoil mine to the NR-15 regulatory standard, especially regarding the temperature of the mine and the level of noise.

On February 14, 2001, Vale defended the union’s lack of standing in order to file the action and non-existence of a breach of the NR-15 regulatory standard, which would have been proven during the production of evidence.

On February 20, 2006, a judgment was issued determining that, within 30 days, measures had to be taken to improve the mine’s refrigeration, under penalty of stoppage of the activities until the implementation of the measures and a daily fine of R$100,000. On September 25, 2006, Vale filed an appeal to the Regional Labor Court (TRT). On August 7, 2007, it partially granted the appeal of Vale to exclude from the adverse judgment the determination of the stoppage of the mine’s activity and the payment of a daily fine in the amount of R$100,000.

On November 29, 2007, Vale filed an appeal to the Superior Labor Court (TST), which was denied on December 19, 2011. On February 6, 2012, Vale filed a motion for clarification that was denied. In March 2012, Vale filed an appeal to the Individual Grievance Session - 1 (SDI-1), and also an “Extraordinary Appeal” addressed to the Federal Supreme Court (STF).

In November 2013, the parties filed a conciliation request, and, in the scope of the conciliation hearing, the parties agreed to the formation of a commission for expert assessment of the conditions of the working environment for further presentation in the case file and approval of any such agreement.

On May 18, 2015, the case was re-assigned by succession to the office of Minister Walmir Correia da Costa. On August 14, 2017, a decision was issued ordering the lowering of the records to the Labor Court of Maruim for the conduction of legal expert testimony to determine the activities developed within the scope of the mine to subsidize the examination of the request for approval of the agreement between the parties. In the case brought before the Court of Maruim, an order was issued on February 16, 2018 ordering the parties to indicate conditions and appoint a technical assistant, as well as appointing Mr. Ronald Donald as a legal expert, who acted in the original expert testimony, and the company submitted a challenge considering that there was not exemption on the part of the expert to change the opinion previously presented. On May 21, 2018 an order was issued rejecting the company’s request for substitution of the expert. The defendant company will present an appropriate remedy in order to challenge such decision.

Chance of a loss	Likely.

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company

Any unfavorable decision may lead to the adoption of measures to adjust work hours and temperatures of the underground mine, under penalty of imposition of injunction, fines and, in the worst case, the total or partial stoppage of the activities in the underground potash mine.

There is no amount provisioned for this action (except for the nominal amount of R$1.00), since it is an injunction (obligation to do) (that is, to adapt the working conditions to the relevant legal and regulatory standards), with future consequences, without impact on past and present results.

4) Case n. 0292800-44.2009.5.08.0117

Court	2ª. Labor Court of Marabá - PA

Instance	1st Instance

Date of filing	Dec 10, 2009

Parties in the case	Vale S.A. (defendant) and Labor Prosecution Office of Pará (“MPT — PA”) (plaintiff)

Amounts, assets or rights involved	R$749,597,013.58

Main facts

In 2009, after a fatal accident with the Company’s employee, MPT-PA filed a “Public Civil Action” petitioning for safety and occupational health measures, and in the end requested that the company be ordered to pay the amount of R$1 million, as collective mental distress damages, in addition to a fine of R$50,000 per unfulfilled obligation. Subsequently, the MPT-PA amended the statement of claims to require that the mental distress damages be increased to R$10 million.

On June 11, 2015 a judgment was issued by the court of Marabá who ordered the Company to pay collective mental distress damages in the amount of R$44.1 million, that is, in a much higher amount than required by MPT-PA. It also condemned Vale, extra petita (not required in the request made by MPT-PA), to pay R$326.3 million for social dumping, as well as to pay retroactive default interest in the amount of R$310.2 million and a fine of R$7.7 million per fine for malicious prosecution and court costs of R$15.8 million, so that the amount of the adverse judgment totaled R$804.1 million.

On June 16, 2015, an injunction was issued on the Writ of Mandamus filed by Vale before the Regional Labor Court (“TRT”), ordering the reduction of the court costs to R$200.000 so as to assure the right of the Company to file an appeal against the judgment of the Marabá court.

On October 20, 2015, after Vale’s Ordinary Appeal, a judgment was issued by the Second TRT of the Eighth Region, largely favorable to Vale, determining reversal of the decision isseud by the court of Marabá, to reduce the amount of collective mental distress damages to R$1 million and exclude from the adverse judgment the social dumping indemnity and the fine for malicious prosecution granted by the court of Marabá.

Upon this second instance decision the total award was reduced from R$804 million to R$1.1 million.

On October 26, 2015, Vale filed a Motion for Clarification seeking to suppress omission and contradiction of the judgment, due to the lack of challenge to the amount in controversy. Vale reiterated the preliminary argument of defect of the amendment to the complaint claiming that plaintiff could not have increased the amount in controversy more than 10 times without any justification and grounds. However, in August 2016, the Motion for Clarification was denied.

On September 27, 2016, the MPT filed a Review Appeal, which was granted and consequently, contradicted by the Company. The Review Appeal was submitted to the Superior Labor Court (“TST”) on March 16, 2017 and is pending judgment.

Chance of a loss

Possible loss, since, after judgment in second instance, all items recognized in the judgment were removed and only the collective mental distress damages, in the amount of R$2.5 million (amount of the updated award), were maintained. The difference in the amount involved against the amount of the award is considered to be a remote loss. The amounts of other motions attributed by the Court of the 1st Instance, additionally to the Plaintiff’s motion have a prognosis of remote loss.

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company

The Company considers that the suit is relevant due to the amount involved that was recognized in a first-instance judgment (R$804 million) and impact on the adoption of several health and safety measures in the location (Carajás).

5) Notices of Violation 20.588.905-1 and 20.589.903-0

Administrative Level	Ministry of Labor and Employment (“MTE”)

Instance	2ª. Administrative Instance

Date of filing	Feb 12, 2015

Parties in the case	MTE and Vale

Amounts, assets or rights involved	R$475,970.92 (being R$475,324.70 relating to notice 20.588.905-1 and R$646.22 relating to notice 20.589.903-0)

Main facts

In February 2015, the Ministry of Labor and Employment (MTE) supervised the activities of company Ouro Verde Locação e Serviços SA (“Ouro Verde”), which provided services to Vale for the transportation of finished products between Pico Mine (Itabirito-MG) and the railway terminals in Fábrica Mine (Congonhas-MG).

The referred inspection resulted in notices of violation issued by the MTE, related to alleged (i) inadequate hygiene conditions; (ii) violation of safety standards; (iii) excessive working hours; (iv) outsourcing of finished products considered as end activity not subject to outsourcing; and (v) due to all of the aforementioned violations, the MTE filed a notice of violation for practices similar to slave labor.

Although all the practices subject to the notices of violation refer to Ouro Verde, as the outsourcing was considered illegal, all the notices were drawn against Vale.

Vale filed administrative defense before the MTE claiming: (i) that the transportation of products is outsourced; (ii) that there is no direct employment relationship between Vale and the employees of Ouro Verde; (iii) that there was a misunderstanding of the classification of alleged irregularities as “practice similar to slave labor”. The administrative defenses were not granted and Vale appealed to the second administrative instance. In April 2016, decisions were issued denying Vale’s appeals.

Once the administrative level had been exhausted, Vale filed an Action for Provisional Remedy (case n. 0010627- 83.2016.5.03.0005) in which it obtained an injunction in favor of Vale to suspend the enforceability of the fine. The main action, an Annulment Action of Notices of Violation was assigned to the same judge presiding over a connected lawsuit on May 27, 2016.

As a result of the notices of violation issued by the MTE, the Prosecution Office (“MPT”) commenced Public Civil Inquiry No. 3212.2014.03.000/9-12 to investigate the alleged practice similar to slave labor in the services provided by Ouro Verde, upon Vale having signed with MPT Consent Decree no. 118/2015 (“TAC”), by means of which preventive and corrective measures were agreed to guarantee the labor rights of the employees of the companies that provide services. The commitments undertaken have been properly implemented. For information on said TAC, see item 4.7.

By adopting a broad interpretation of the law, the Ministry of Labor concluded that the employees had been working under conditions similar to slavery. Upon becoming aware of the findings, the Company promptly remedied the issues and, subsequently, terminated the contract with the transportation company.

However, the Ministry of Labor filed an administrative proceeding against the Company. Vale presented its defense, which was rejected, the subsistence of the records being maintained. Against this decision, an administrative appeal was filed, which was not accepted, and the administrative proceeding was terminated.

In June 2016, Vale commenced a legal proceeding requesting the annulment of administrative notices of violation and that the Ministry of Labor refrain from classifying it as a company involved in practices similar to slavery. For information on such lawsuits, see items 6 and 7 below.

On April 30, 2018, the judgments regarding the annulment actions mentioned in items 6 and 7 below were rendered, through which revoked, among other things, interlocutory relief that prevented the registration of the fines as overdue tax liability.

Chance of a loss	Likely

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company	Low economic value, but relevant impact to image.

6) Case n. 0010784-59.2016.5.03.0004

Court	5th Labor Court of Belo Horizonte/MG

Instance	1st Instance

Date of filing	May 27, 2016

Parties in the case	Vale S.A. (Plaintiff) Federal Government (Defendant)

Amounts, assets or rights involved	R$600,178.67

Main facts

The purpose of this action is the annulment of notice of violation no. 20.588.905-1 drawn up against Vale by the Ministry of Labor based on the understanding of the supervisory authority that the transport service of iron ore at the segment of the Pico/Fábrica road could not be performed by thrid party employees, thus the contract between Vale and the employees of Ouro Verde Locação e Serviços SA ( “Ouro Verde”) was ilegal.

On May 10th, 2016, an interlocutory injunction was granted in favor of Vale establishing, through a precautionary measurement distributed on April 29th, 2016, that the Ministry of Labor refrained from registering the infraction notice at the federal debt roster, as well as execute it before a sentence related to the annulment law suit, to be filed by the plaintiff (Vale), is imposed by a court of law.

On May 2nd, 2018 the judgment was concluded dismissing the annulment law suit and revoking the injunction previously given.

Vale filed a Motion for Clarification on May 9th, 2018, to clarify omissions and contradictions, such as the decision related to the revocation of the injunction. The motion has not been judged yet.

Chance of a loss	Likely (in view of the judgment rendered)

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company

The maintenance of the understanding of illegality, in principle, would compel the Company to prioritize the transportation of ore, even in the case of a finished product, in the Pico/Fábrica area. The adverse judgment in said lawsuit may cause financial and reputational losses to the Company.

Note	The subject matter of said lawsuit has correlation with lawsuit 7 below. Thus, see also the description and impacts of lawsuit 7 described below.

7) Case n. 0010787-11.2016.5.03.0005

Court	5th Labor Court of Belo Horizonte/MG

Instance	1st Instance

Date of filing	May 27, 2016

Parties in the case	Vale S.A. (Plaintiff) Federal Government (Defendant)

Amounts, assets or rights involved	R$686.71

Main facts

The purpose of this action is the annulment of notice of violation no. 20.589.903-0 drawn up against Vale by the Ministry of Labor based on the understanding of the supervisory authority that employees of Ouro Verde Locação e Serviços SA (“Ouro Verde”) worked under conditions similar to slavery, subject to exhaustive working hours and degrading working conditions. Due to the understanding maintained by the auditors of the Ministry of Labor regarding the unlawfulness of the outsourcing between the Company and Ouro Verde, the notice of violation related to work similar to slavery was issued against Vale.

On May 10th, 2016, an interlocutory injunction was granted in favor of Vale establishing, through a precautionary measurement distributed on April 29th, 2016, that the Ministry of Labor refrained from registering the infraction notice at the federal debt roster, as well as execute it before a sentence related to the annulment law suit, to be filed by the plaintiff (Vale), is imposed by a court of law.

On May 2nd, 2018 the judgment was concluded dismissing the annulment law suit. Vale filed a Motion for Clarification on May 9th, 2018. On May 21st, 2018 (published on May 24th, 2018), it was decided that the revoking of the interlocutory injunction may only be effective after the res judicata of the decision, which did not occur as the case is on appeal.

Chance of a loss	Likely (in view of the judgment rendered)

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company

The potential adverse judgment in this lawsuit and in the one described in item 6 above may cause financial and reputational losses to the Company, especially beacause Vale may be included at the slavery employer list maintained by the Ministry of Labor.

8) Case No. 0001698-92.2014.5.03.0179

Court	41st Labor Court of Belo Horizonte/MG

Instance	Higher Instance

Date of filing	May 29, 2014

Parties to thecase	Sindicato dos Trabalhadores em Empresas Ferroviarias de Belo Horizonte — STEFBH

Vale S.A

Amounts, assets or rights involved	Amount in controversy attributed by Sindicato (Union) was R$40,000.00. The updated amount in controversy (as at December 31, 2017), to the knowledge of the Company, was R$20,303,425.45.

Main facts	By means of the aforementioned labor claim, Sindicato (Union) indented the following requests to be granted:

(i) individual mental distress damages;

(ii) collective mental distress damages;
(iii) 01 extra daily hour with 50% overtime premium or higher conventional rate for not granting the full intra-day interval;
(iv) payment of overtime premium for the whole period available as hours of commuting, standby and readiness;
(v) union fees;

(vi) mandatory injunction for abstaining from adopting a mono conduction system and to adopt a dual conduction system, to provide appropriate sanitary conditions, to adopt mono conduction with permission to use toilets during journeys or stops, to open stations in the travel sections so that they can be used for meal and satisfaction of physiological needs, all under penalty of fine to be determined by the court;

(vii) interlocutory relief for fulfillment of the obligations to do; (viii) union fees.

On June 09, 2014, Vale presented its defense initially addressing the Union’s lack of standing to sue, and exclusion of the non-associate substitutes. It argued that the action is barred by the statute of limitations and on the merits it fully challenged all the pleas.

The hearing was scheduled for November 26, 2014. At the hearing the testimony of Vale’s representative and the testimony of the plaintiff’s witness was gathered. The trial date was set for December 5, 2014.

In the judgment, the court dismissed the case in relation to those substituted in case records 0001784-59.2012.5.03.0106 due to the lis alibi pendens of the requests, it rejected the preliminary arguments, declared the prescription of the intentions prior to December 09, 2008 and ordered Vale to pay the following portions:

(i) interval between shifts and its reflexes;
(ii) handover time and its reflexes;
(iii) Union fees to the amount of 15% of the net value calculated in settlement of the case;

It arbitrated the judgment of R$ 30,000.00 with costs by VALE in the amount of R$ 600.00.

Vale filed an Ordinary Appeal asking for a review of the decision so that the lack of standing to sue with the union as plaintiff might be recognized and on the merits that the interval between shifts, handover time and union fees might be separated from the judgment.

The Union, as plaintiff, prepared an Ordinary Appeal asking for a revision of the judgment to determine that the defendant operate the locomotives with two drivers; ordering the defendant to pay individual and collective non-pecuniary damages; payment of the deferred portions with the inclusion of the portions yet to be paid.

In the TRT3 the relevance and public interest of the matters contained in the records was recognized and their submission to the Labor Prosecution Office, which manifested itself in favor of partial granting of the Ordinary Appeal filed by the Union, as plaintiff, to order the defendant to adopt the two driver system and compensation for individual and collective non-pecuniary damages.

The judgment rejected the preliminary arguments and on the merits partially granted the Ordinary Appeal filed by Vale to separate the order to pay handover time and its reflexes.

However, the referred to judgment partially granted the Ordinary Appeal filed by the Union, as plaintiff, to add to the judgment:

(i) on one side, to abstain from adopting a single-driver system and to adopt the two-driver system of the locomotives as from the final decision under a penalty of a daily fine of R$ 2,000.00 for each adversely affected worker found in an irregular situation at each monthly observation of non-compliance;

(ii) compensation for individual non-pecuniary damages to the amount of R$ 10,000.00 for each one substituted;
(iii) compensation for collective non-pecuniary damages to the amount of R$ 500,000.00 reverted to the Workers’ Support Fund (FAT — Fundo de Amparo ao Trabalhador);
(iv) add the portions payable of the obligations of payment of interval overtime, while the situations remain that gave raise to them;
(v) collection of FGTS, specifying that they should consider as a basis for calculation, the interval overtime already increased by the granted reflexes;

It raised the value of the judgment from R$ 30,000.00 to R$ 550,000.00 with consequent procedural costs in the amount of R$ 11,000.00.

The Union, as plaintiff, filed an Appeal for Review to change the judgment with regard to the rejection of the hours of readiness and standby.

Vale filed an Appeal for Review for a change of the judgment for recognition of the lack of standing to sue of the plaintiff Union, nullity of the judgment for lack of jurisdiction, in the measure that it did not examine the thesis addressed in the Ordinary Appeal, as well as the absence of exhaustive or analytical grounds of the judgment, a decision above and beyond the request; and on the merits a review with regard to the granting of interval overtime, an obligation to do or not do relating to the adoption of a two-driver system; compensation for individual and collective non-pecuniary damages and reduction of the compensatory amount and application of a fine for bad-faith litigation.

The Regional Court of the 3rd Region received the Appeal for Review prepared by the Union, as plaintiff, and denied continuation of the Appeal for Review issued by VALE.

VALE filed an Interlocutory Appeal for Review that awaits judgment.

Process in phase of Provisory Execution.

Chance of a loss	Likely (34%) and Remote (66%)

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company

The relevance of the case comes about because if the decision of the Regional Court is maintained, Vale, in the territorial area of the STEFBH, will have to implement the two-driver scheme. In other words, the Engine Drivers should be accompanied by another employee when travelling.

The loss of the referred to case could cause significant financial losses to the Company.

(ii) Tax Cases

The tables below present an individual description of the tax cases considered relevant to the business of the Company and/or its subsidiaries.

As a consequence of the classification of cases as likely loss, the Company has constituted, over the years, a provision that added up to, on December 31, 2017, the amount of R$ 4,873 million, of which (i) R$ 329 million are linked to subsidiary companies abroad, (ii) R$ 324 million refer to Brazilian subsidiary companies, and (iii) R$ 2,483 million refer to other tax cases of the Company.

With regard to the cases indicated below that question the levying of IRPJ and CSLL on the profits of the subsidiaries and affiliates of the Company abroad, we emphasize that: (i) the understanding of the Company is that those of the 2011 tax-year and prior to this, have lapsed. However, one cannot rule out the adoption of a different understanding on the part of the Tax Authorities, according to which only the base year 2010 and earlier would be barred by statute of limitations; (ii) with regard to the part of the amounts of IRPJ and CSLL questioned in Writ of Mandamus no. 2003.51.01.002937-0 (item 1 of this section), the Company applied to join the Special Installment Scheme established by Law 12,865, October 9, 2013 (“Special Installment Scheme”); and (iii) with regard to another part of the debts of IRPJ and CSLL referred to in Writ of Mandamus no. 2003.51.01.002937-0 (item 1 of this section), relative to the period of 2002 (which contains generating facts that occurred in the period from 1996 to 2002), part of the debts relating to the year of 2005 (referring to tax credits shown in Active Debt Certificates no. 70.2.12.000303-20 and 70.6.12.000814-20, resulting from Administrative Case no. 18471.001.243/2007-69, and consubstantiated in Tax Foreclosure no. 0015197- 06.2012.4.02.5101), and to the year 2013 onwards, were not applicable to the installment scheme.

The debts relating to the years from 1996 to 2002 were not included in the tax recovery program due to the lack of retroactivity of the tax law, a principle violated by the sole paragraph of article 74 of MP 2158/01, which, having been instituted only in 2001, intended, by a legal fiction, to require the taxation of past facts (1996 to 2001) in 2002. With regard to the part of the tax credit relating to the year 2005, there was no adhesion, since this installment corresponds to the requirement of taxes resulting from the offset of compensated tax losses accumulated in previous fiscal years (1996 to 2002). With regard to the years 2013 onwards, there was no adhesion as the installment program in question permits the payment of debts whose generating facts have occurred only up to December 31, 2012. These years, therefore, are beyond the scope of the settlement by installment scheme. The total amount in dispute for the period between 1996 and 2002 is R$ 2,277,088,484.86.

Additionally, bearing in mind the favorable decision obtained by the Company in May of 2012, attributing active suspensive efficacy to the extraordinary appeal and, consequently, removing the enforceability of the amounts in discussion, duly discussed by the Full Court in April in 2013, there is no need for presenting a guarantee while this decision remains in force. In this sense, by the way, the Company obtained all the letters of guarantee offered and cancelled a levy relating to the third infraction notice (year 2007).

There occurred the judgment of the special appeal directed to the Higher Court of Justice (STJ), included in the records of Writ of Mandamus no. 2003.51.01.002937-0 in the session of November 26, 2013, an occasion on which the Justice Rapporteur, Napoleão Maia, partially admitted the appeal, and, in this part, granted it, while Justice Sérgio Kukina partially admitted the appeal, and, in that part, denied the appeal. The referred to judgment considered again on March 25, 2014, an occasion on which Justice Ari Pargendler cast his vote in agreement with the rapporteur, Napoleão Nunes Maia Filho, in the sense of considering the taxation of the profit earned by the foreign subsidiary companies of Vale as undue, since the international treaties against double taxation must prevail. The hearing was terminated on April 24, 2014, when the First Panel of the STJ decided, by majority vote, in favor of Vale. The judgment was published on May 20, 2014.

The aforementioned judgment determined: (i) the incompatibility of the taxation of the profits of subsidiaries and affiliates domiciled abroad introduced by art. 74 of Provisional Measure no. 2.158-35/01 with certain international treaties against double taxation; (ii) the illegality of the taxation of the positive result of the of the equity equivalence referred to in article 7, of Normative Instruction no. 213/2002 and (iii) that the profits calculated by Vale in the Bermudas are subject to art. 74, head provision of MP 2.158-35/2001. The Tax Authorities filed an extraordinary appeal before the Federal Supreme Court and a decision is pending.

The debts related to the referred to Writ of Mandamus and under discussion in the records of the following cases were included in the Special Installment Scheme: (i) Tax Foreclosure 0023959- 11.2012.4.02.5101 (IRPJ and CSLL debts referring to the years from 2003 to 2006); (ii) Tax Foreclosure 2011.51.01.518168-2 and Motion to Stay Tax Foreclosure 2011.51.01.509917-5 (IRPJ and CSLL debts referring to the year 2007); (iii) Tax Foreclosure 0023958- 26.2012.4.02.5101 (IRPJ and CSLL debts referring to the year 2007); (iv) Tax Foreclosure 0011487-75.2012.4.02.5101 (CSLL debts referring to the year 2008); (v) Tax Foreclosure 0011476-46.2012.4.02.5101 and Motion to Stay Tax Foreclosure 0013553-28.2012.4.02.5101 (IRPJ debts referring to the year 2008); and (vi) Tax Foreclosure 0023974-77.2012.4.02.5101 (IRPJ and CSLL debts referring to the year 2008). Motion to Stay Tax Foreclosure 2011.51.01.509917-5, Tax Foreclosure 0011476-46.2012.4.02.5101 and Motion to Stay Tax Foreclosure 0013553-28.2012.4.02.5101 have already been terminated.

As determined in the Special Installment Scheme legislation, on November 29, 2013, the Company made the initial payments of the amounts due relating to IRPJ and CSLL on the profit of the affiliates abroad, because of adhesion to the referred to installation scheme. On this occasion, the Company also formally adhered to the terms of the Special Installment Scheme, by means of the delivery of the respective attachments referred to by PGFN/RFB Joint Ordinance no. 9/2013. Accordingly, the monthly payments of the installments have been made since then.

The adhesion to the Special Installment Scheme implied payment to the Federal Revenue Service of R$ 5.940 billion at the end of the month of November, 2013. Additionally, under the terms of the REFIS program of Law 12,865/13, we paid R$ 6.0 billion in 2013, including early payment and an initial installment and we agreed to pay the remaining R$ 16.3 billion in monthly installments. On December 31, 2017, the balance of US$ 5.249 billion (R$17.364 billion) remains due in 130 monthly installments, subject to interest at the SELIC rate. The total amount under litigation for the years from 2003 to 2012, including periods notified and not notified to the company and its subsidiaries has been estimated at R$45.0 billion - R$17.084 billion principal, R$9.831 billion fine, R$11.983 billion interest and interest on the fines, and R$6.094 billion charges.

Among the options offered by the legislation, the Company decided on the payment in cash of the principal relating to 2003, 2004 and 2006 and the payment by installment of the principal, fines and interest relating to the years of 2005, and 2007 to 2012. According to the legislation, in the case of payment in cash, only the principal of the tax is due, while in the alternative of installment, 80% of the fines, 50% of the interest and 100% of the charges were exempted.

The option chosen by the Company presented a face value estimated at R$22.214 billion, including R$16.222 billion of principal, R$1.565 billion in fines and R$4.427 billion in interest and interest on the fines. The reduction of principal occurs due to the deduction of R$857 million as a result of losses accumulated in Brazil. The current amount of this option after tax benefits is R$14.425 billion, proving itself to be better than the option for the total payment in cash by reducing the pressure on the liquidity of the company and minimizing the current amount of the payments.

With regard to the REFIS program in the years of 2015, 2016 and 2017, we had financial expenses of US$ 546 million (R$ 1,798 million, and in the year 2016, we had financial expenses of US$ 515 million (R$ 1,788 million) and US$ 396 million (R$ 1,261 million), respectively.

In this respect, we must point out that on December 18, 2013, to comply with the requirements of Law 12,865/13, the Company entered the application protocol into the records of the referred to case before the Higher Court of Justice (STJ), asking for partial withdrawal of the discussion held and, further the waiver of the legal arguments on which the referred to actions are grounded, all in compliance with the parameters of partial withdrawal/waiver made in Writ of Mandamus no. 2003.51.01.002937-0.

Administrative cases no. 18471.000141/2008-15, 12897.000868/2009-98, 10569.000135/2011- 64, 12897.000023/2010-36; 10569.000199/2010-84; 16682.720029/2012-61 and 18471.001243/2007-69 are concluded. The matter continued under discussion in the legal sphere, being an object of Tax Foreclosure. These foreclosures, in turn (except the tax foreclosure originating from PAF no. 18471.001243/2007-69) were the object of withdrawal for purposes of adhesion to the Special Installment Scheme, according to the requirements in Law 12,865/13.

1) Writ of Mandamus 2003.51.01.002937-0

Court	Higher Court of Justice and Federal Supreme Court

Instance	3rd court

Date of filing	February 03, 2003

Parties in the case	Vale (plaintiff/petitioner) and Federal Revenue Office (defendant)

Amounts, assets or rights involved	Not applicable

Main facts

In February, 2003, Vale filed a suit of Writ of Mandamus to assure the right not to be subject to taxation of IRPJ and CSLL over the profits of its subsidiaries and affiliates abroad, as defined in the sole paragraph of art. 74, of Provisional Measure 2,158-34/2001, and later re-editions.

Arguments of the Company: (i) article 74 of the Provisional Measure ignores the treaties against double taxation signed by Brazil; (ii) the Brazilian Tax Code prohibits the referred to taxation by means of a Provisional Measure; (iii) even if article 74 of the Provisional Measure were valid, the exchange variation should be excluded from the calculation of taxes due; (iv) illegality of IN 213/2002; and (v) violation of the principle of prior taxation, in relation to generating facts occurring before December of 2001.

In February, 2003, an injunction was granted to suspend the enforceability of the tax credit resulting from the contested legislation, so that the regime of Law no. 9.532/97 could continue to be followed.

In August, 2005, judgment of inadmissibility was handed down, which entailed the revocation of the injunction previously obtained by Vale.

Vale filed an appeal, received on September 29, 2005, to the suspensive effect which restored the suspension of the enforceability of the tax credit that had been obtained by the company as an injunction.

On March 29, 2011, the Federal Regional Court of the 2nd Region (TRF 2nd Region) denied the appeal, rejecting the arguments of Vale.

After analyzing the judgment, published on May 30, 2011, Vale altered the prognosis from “remote” to “possible”, as reflected in its quarterly information report of June 30, 2011, archived on July 28, 2011. On June 3, 2011, Vale presented an appeal (motion for clarification) against the judgment of the TRF 2nd Region, pointing out the omissions relating to the issues of exchange variation and the unconstitutionality of the sole paragraph of article 74 of the Provisional Measure, and contradiction referring to the application of the treaties against double taxation. The contradiction sustained by Vale was based on the fact that the referred to decision recognized at the same time, that (a) article 7 of the treaties against double taxation prohibits Brazil from levying taxes on the profits of affiliates and subsidiaries abroad, (b) that the treaties prevail over internal laws and (c) that, however, this provision made by convention would not imply the application of art. 74 of MP 2,158-35/01.

On November 28, 2011, the judgment was published that partially granted the referred to appeal (motion for clarification), to exclude the exchange variation from the amount of the investment abroad, but to deny the other requests and lift the suspensive effect granted at the time of the filing of the appeal.

On December 13, 2011, Vale filed a Special Appeal (STJ) and Extraordinary Appeal (STF).

The Special and Extraordinary Appeals were accepted on May 7, 2012, the same day on which Vale filed Provisional Remedies before the High Court of Justice (STJ) and the Federal Supreme Court (STF) with a request asking for a suspensive effect of the Special and Extraordinary Appeals. The objective of the Provisional remedies was to suspend the enforceability of the tax credits in question. In the STJ, although an injunction had been granted initially, the judgment that was considering the provisional remedy rejected Vale’s intention, revoking the injunction. Then, in the STF, the injunction was granted on May 9, 2012 and confirmed by the full court and confirmed by the full court of the STF on April 10, 2013, by which it continues in force.

On October 22, 2013, the Special Appeal of Vale (STJ) was included in the agenda for judgment, but later withdrawn at the request of the Federal Prosecutors’ Office, which, then, expressed its unfavorable opinion against Vale’s plea.

On November 26, 2013, the First Panel of the STJ considered the appeal again, an occasion on which Justice Rapporteur Napoleão Maia partially accepted the appeal and, in this part, granted it, while Justice Sergio Kukina also partially accepted the appeal and, in this part, denied the request. The referred to judgment considered again on March 25, 2014, an occasion on which Justice Ari Pargendler cast his vote in agreement with the rapporteur, Napoleão Nunes Maia Filho, in the sense of considering the taxation of the profit earned by the foreign subsidiary companies of Vale as undue, since the international treaties against double taxation must prevail. The hearing was terminated on April 24, 2014, at which time the First Panel of the STJ decided, by majority vote, in favor of Vale, the judgment having been published on May 20, 2014. The said judgment, in summary, determined: (i) the incompatibility of the taxation system of the profits of subsidiaries and affiliates domiciled abroad, introduced by art. 74 of Provisional Measure no. 2.158-35/01 with certain international treaties against double taxation; (ii) the illegality of the taxation of the positive result of the equity equivalence provided for in article 7, of Normative Instruction no. 213/2002 and (iii)that the profits calculated by Vale in the Bermudas are subject to art. 74, head provision of MP 2,158-35/2001. The Attorney’s of the Federal Revenue Office filed an Extraordinary Appeal before the Federal Supreme Court and a decision is pending.

Chance of a loss	Possible (with regard to the remaining discussion, where the debt was not an object of the tax recuperation program).

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company

In case of an eventual unfavorable final decision in all the arguments presented by the Company, the tax credits will be enforced by the Brazilian Revenue Service, respecting the principle of the counter-argument and ample defense in the specific administrative and legal recovery procedures.

This impact relates to the period that is not the object of withdrawal/waiver, to participate in the Special Installment System, corresponding to the amount of R$1,786 billion, by way of IRPJ (December, 2017), and R$0.490 billion, by way of CSLL (December, 2017), adding up to R$ 2,277 billion. Values referring to the debts of 1996 and 2002, the installment of 2005 and to the year 2013 are not included.

Notes

1 - On September 20, 2012, Vale receive notification from the Brazilian Revenue Service recognizing the extinction of the values referring to the exchange variation, in the amount of approximately R$1.6 billion. This extinction occurred because of the partially favorable decision given in the judgment of an appeal (motion for clarification) of the Company in Writ of Mandamus 2003.51.01.002937-0, as described above, in the item “Principal Facts”.

2 - The judgment of the direct action of unconstitutionality (ADI) proposed by the National Confederation of Industry (CNI) questioning the constitutionality of article 74 of Provisional

Measure 2,158-35/01 was considered again on April 03, 2013. On April 10, 2013 the result of the aforementioned ADI was announced, and it was determined that article 74 does not apply to affiliate companies situated in countries without favored taxation (not tax havens), but is applicable to the subsidiary companies headquartered in countries with favored taxation (tax havens). It also decided for the non-retroactivity of the sole paragraph of article 74 of the MP, which implies the impossibility of applying this legislation to generating facts prior to 2002. On this same date the Extraordinary Appeals of Cooperativa Agropecuária Mourãoense - COAMO and EMBRACO were judged. The injunction in the Provisional Remedy of Vale was unanimously maintained, as described in item 1.1 below.

3 - On December 18, 2013, in fulfillment of the requirements provided in Law 12,865/13, the Company lodged a petition with the Higher Court of Justice asking for the partial withdrawal of the discussion and, additionally, asking for the waiver of the legal arguments on which the action was based. On February 19, 2014, in the records of the Special Appeal, the partial waiver of the right upon which the action is based was authorized, under the terms asked for by Vale. The partial withdrawal from the discussion produces effects in all the other tax contingencies, set out above.

1.1) The outworking of Writ of Mandamus 2003.51.01.002937-0: Provisional Remedy no. 3,141

Court	Federal Supreme Court

Instance	3rd court

Date of filing	May 07, 2012

Parties in the case	Vale (plaintiff) and Federal Government (defendant)

Amounts, assets or rights involved	Not applicable

Main facts

On May 7, 2012, Vale filed an action (provisional remedy) to try and attribute a suspensive effect to the Extraordinary Appeal filed in the records of the principal Writ of Mandamus (item 1), aimed at the suspension of the enforceability of the amounts of IRPJ and CSLL in question. On May 9, 2012, Justice Marco Aurélio Mello, of the Federal Supreme Court, granted an injunction in this sense. On May 25, 2012, the Federal Government presented its defense. On May 28, 2012, it filed an appeal (interlocutory appeal) against the decision that granted the injunction. On June 8, 2012, Vale presented its response to this resource. In April 10, 2013, a decision was handed down that, by unanimous vote, rejected the appeal of the Federal Government (interlocutory appeal) and, maintained the injunction favorable to Vale. This decision was published on September 30, 2013 and there was no filing of any other appeal. Therefore, unless the justices reconsider their decision, the suspensive effect granted will produce effects until the judgment of the extraordinary appeal. On December 18, 2013, Vale filed a petition of withdrawal for purposes of joining the REFIS program. On February 14, 2014, a decision was published determining the attachment of a copy of the request for partial withdrawal and of the approved decision handed down on the principal writ of mandamus (item 1 above). On February 24, 2014, Vale presented the requested documents, and the case proceeded for the examination of the justice rapporteur.
The records remain concluded since then.

Chance of a loss	Possible (with regard to the remaining discussion, the debt will not be subject to the tax recovery program).

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company

In case of an unfavorable final decision, there exists the possibility of a requirement for a guarantee of the amounts in question. This impact relates to the period that it is not the object of withdrawal/waiver, for adhesion to the Special Installment System.

2) Tax Foreclosure no. 0015197-06.2012.4.02.5101

Court	5th Tax Foreclosure Court of Rio de Janeiro

Instance	1st federal court

Date of filing	03/13/2012

Parties in the case	Federal Revenue Office (plaintiff/creditor) and Vale (defendant/debtor)

Amounts, assets or rights involved	Total of the debt — R$ 2,277 billion (December/2017)

Main facts

On March 12, 2012, the Federal Revenue Office filed a tax foreclosure action to collect the amounts of IRPJ and CSLL supposedly due, having in view the decision of DEMAC, mentioned in item 2 above. On April 25, 2012 the Federal Revenue Office presented a petition asking for the levy of dividends that would be distributed by Vale on April 30, 2012.

On April 26, 2012, Vale presented a petition challenging the petition of the Federal Government and offering, alternatively, a bank guarantee to cover the debt. On the same date, a decision was handed down granting the offer of the guarantee, which was presented by Vale on April 27, 2012.

On May 8, 2012, the Federal Revenue Office presented a request to block amounts through the BACENJUD system — through which the magistrate has direct access to all the bank accounts of the country -, which, after a challenge from Vale, was denied, because of the injunction granted by Justice Marco Aurélio de Mello, which suspended the enforceability of the tax credits which are the object of this foreclosure (item 1.1 above). Vale, then, asked that lack of need for a guarantee from the court be recognized — since the enforcement of the credits is suspended — with the undoing of the letter of bank guarantee previously offered to guarantee the foreclosure, which was granted by the court. In view of this decision, on May 14, 2012, Vale withdrew the referred to letter of guarantee. Due to the already mentioned injunction granted in the provisional remedy of item 1.1, the case is suspended, since the Federal Revenue Office cannot collect unenforceable credits. On July 17, 2014, Vale filed a petition asking for the extinction of the tax foreclosure, in view of the decision of the STF in ADI 2.588, which declared the unconstitutionality of the sole paragraph of art. 74 of Provisional Measure 2,158-35/01.

In October 19, 2016, the Treasury stated that Vale’s request was inadmissible. On December 02, 2016, a decision was given, receiving the Company’s petition as an exception of pre-prosecution and rejected it. On December 09, 2016, Vale filed an application for reconsideration, which was rejected in a decision published on March 08, 2017. This decision received the application for reconsideration from Vale as well as a motion for clarification, accepting them to determine the suspension of the case until the final decision of Writ of Mandamus no. 2003.51.01.002937-0.

Chance of a loss	Remote

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company	In case of an unfavorable decision in the records of the provisional remedy, subject of item 1.1 above, Vale may have to offer a new guarantee of the amounts in question in this tax foreclosure.

3) Tax Foreclosure no. 0023959-11.2012.4.02.5101

Court	7th Tax Foreclosure Court of Rio de Janeiro

Instance	1st federal court

Date of filing	03/13/2012

Parties in the case	Federal Revenue Office (plaintiff/creditor) and Vale (defendant/debtor)

Amounts, assets or rights involved

R$14,216,689,702.56 (in November, 2013, date of the adhesion to the REFIS program), without the factors of reduction included in the tax recovery program. Value already included in the amount of Administrative Case no. 18471.000141/2008-15

Main facts

On May 8, 2012, even before the publication of the judgment handed down by the STJ in the provisional remedy mentioned in the item above, and, therefore, when the suspensive effect of the injunction granted in that provisional remedy was still in force, even with the enforceability of the credits suspended, it filed a tax foreclosure for collection of the amounts of IRPJ and CSLL supposedly due, which, in its understanding, would be possible, having in mind the decision of the Chairman of the 2nd Chamber of CARF, mentioned in item 3.1 above. On May 11, 2012, Vale presented a petition informing the granting of the injunction decision of the STF, which suspended the enforceability of the credits (item 1.1 above), and, on the same date, the decision was given suspending the tax foreclosure referred to herein. On December 18, 2013, Vale filed a petition sustaining the loss of purpose of the foreclosure in view of the adhesion to the REFIS program. On February 24, 2014, a court order was published determining (a) the statement of the Federal Revenue Office about the payment informed, and (b) the inclusion, by Vale, of a legible power of attorney, which has already been complied with by the Company. After the Federal Revenue Office required the extension of the period for 90 days, on November 26, 2014, this was once again notified to express itself about the payment by installment informed by Vale. On December 16, certificates were issued attesting that there was no statement given by the Federal Revenue Office, as well as proceeding with the suspension of the case. The decision regarding this request has not yet been made.

Chance of a loss	Not applicable, since the debt was eliminated with the adhesion to the REFIS program.

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company	Not applicable, in view of the adhesion to the REFIS program.

4) Tax Foreclosure no. 2011.51.01.518168-2

Court	9th Tax Foreclosure Court of Rio de Janeiro

Instance	1st federal court

Date of filing	July 08, 2011

Parties in the case	Federal Revenue Office (plaintiff/creditor) and Vale (defendant/debtor)

Amounts, assets or rights involved	R$ 33,903,846.09 (in November 2013, date of the adhesion to the REFIS program) already included in the amount of Administrative Case no. 12897.000868/2009-98, plus legal charges.

Main facts	On July 8, 2011, the Federal Revenue Office filed a tax foreclosure to collect the amounts of IRPJ and CSLL supposedly due, in view of the collection letter mentioned in item 4.1 above.

On August 29, 2011, Vale presented the bank guarantee letter as collateral to the tax foreclosure, with which the Federal Revenue Office specifically agreed.

On September 28, 2011, Vale presented its defense (motion to stay execution no. 2011.51.01.509917-5), requiring the suspension of the foreclosure until the definitive judgment of the principal writ of mandamus (item 1 above) and the annulment of the Active Debt Certificate due to material error, in view of the incongruence of the amounts indicated therein.

On September 13, 2012, the Federal Revenue Office presented a response to the motion for stay of execution of Vale.

The enforceability of the tax credits discussed here is suspended because of the injunction decision of the STF (item 1.1 above), which made possible the cancelation, on July 04, 2013, of the guarantee letter presented as collateral. On December 18, 2013, Vale presented a petition sustaining the loss of purpose of this tax foreclosure because of the adhesion to the REFIS program. On August 20, 2014, the suspension of the foreclosure was determined until the end of the payment of installments. As from April 10, 2017 the following information appeared: “Case suspended due to payment by installments since March 19, 2015”.

Chance of a loss	Not applicable, since the debt was eliminated with the adhesion to the REFIS program.

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company	Not applicable, in view of the adhesion to the REFIS program.

4.1) Tax Foreclosure no. 0023958-26.2012.4.02.5101

Court	7th Tax Foreclosure Court of Rio de Janeiro

Instance	1st federal court

Date of filing	May 08, 2012

Parties in the case	Federal Revenue Office (plaintiff/creditor) and Vale (defendant/debtor)

Amounts, assets or rights involved	R$ 17,623,009,684.76 (in November, 2013, date of the adhesion to the REFIS program), value already included in the amount of Administrative case no. 12897.000868/2009-98, plus legal charges.

Main facts

On May 8, 2012, even before the publication of the judgment handed down by the STJ in the provisional remedy mentioned in the item above, and, therefore, when the suspensive effect of the injunction granted in that provisional remedy was still in force, even with the enforceability of the credits suspended, it filed a tax foreclosure for collection of the amounts of IRPJ and CSLL supposedly due, in view of the monocratic administrative decision in the scope of Administrative Case no. 12897.000868/2009-98.

The enforceability of the tax credits discussed here is suspended because of the injunction decision of the STF (item 1.1 above).

Vale presented a petition asking for the suspension of the foreclosure based on this decision. The request was accepted and the case is suspended. On December 18, 2013, Vale presented a petition sustaining the loss of purpose of this tax foreclosure because of the adhesion to the REFIS program. On February 20, 2014, a court order was published determining (a) the statement of the Federal Revenue Office about the payment informed, and (b) the inclusion, by Vale, of a legible power of attorney, which was already complied with by the Company. The Federal Revenue Office did not reply within the legal time limit and, on March 26, 2014, the decision was given determining the suspension of the case. On April 07, 2014, the Federal Revenue Office required the suspension of the act for ninety days, because of the adhesion of Vale to the installment program with the legal benefits, with the use of tax loss and negative basis for calculation of CSLL. A decision is awaited from the court about the request of the Federal Revenue Office.

Chance of a loss	Not applicable, since the debt was eliminated with the adhesion to the REFIS program.

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company	Not applicable, in view of the adhesion to the REFIS program.

5) Tax Foreclosure no. 0011487-75.2012.4.02.5101

Court	9th Tax Foreclosure Court of Rio de Janeiro

Instance	1st federal court

Date of filing	01/26/2012

Parties in the case	Federal Revenue Office (plaintiff/creditor) and Vale (defendant/debtor)

Amounts, assets or rights involved	R$21,731,827.64 (in November 2013, date of adhesion to the REFIS program), by way of CSLL, a value already included in the amount of Administrative Case no. 12897.000023/2010-36, plus legal charges.

Main facts	On January 26, 2012, the Federal Revenue Office filed a tax foreclosure to collect the amounts of CSLL supposedly due, in view of the collection letter mentioned in item 4.1 above.

On February 2, 2012, Vale presented a guarantee to the tax foreclosure and on February 6, 2012 a decision was handed down considering the foreclosure guaranteed.

The enforceability of the tax credits discussed here is suspended because of the injunction decision of the STF (item 1.1 above). On May 7, 2013, a decision was published suspending the case, based on the decision of the STF and withdrawing the need for a guarantee of the amounts claimed, further authorizing the cancelation of the bank guarantee letter presented by Vale. On December 18, 2013, Vale filed a petition of withdrawal for purposes of joining the REFIS program. On January 28, 2014, the case was sent back to the Federal Revenue Office. On June 24, 2014, the Federal Revenue Office asked for the suspension of the act for sixty days to examine the payment made. On September 03, 2014 a decision was given that determined the suspension of the foreclosure up to the end of the payment of the installments, with the knowledge of the Federal Revenue Office on September 25, 2014.

Chance of a loss	Not applicable, since the debt was eliminated with the adhesion to the REFIS program.

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company	Not applicable, in view of the adhesion to the REFIS program.

5.1) Tax Foreclosure no. 0011476-46.2012.4.02.5101

Court	9th Tax Foreclosure Court of Rio de Janeiro

Instance	1st federal court

Date of filing	01/26/2012

Parties in the case	Federal Revenue Office (plaintiff/creditor) and Vale (defendant/debtor)

Amounts, assets or rights involved	R$60,325,116.23 (in November 2013, date of adhesion to the REFIS program), by way of IRPJ, a value already included in the amount of Administrative Case no. 12897.000023/2010-36, plus legal charges.

Main facts

On January 26, 2012, the Federal Revenue Office filed a tax foreclosure to collect the amounts of IRPJ supposedly due, in view of the collection letter mentioned in item 4.1 above. It required the levy of credits of Vale in case no. 20035101.024181-3, which is being judged in the 12th Federal Court of Rio de Janeiro. On February 2, 2012, Vale entered into the records of the case, presenting a bank guarantee letter to guarantee the foreclosure.

On May 8, 2012, even before the publication of the unfavorable decision given by the STJ in the provisional remedy mentioned in item 1 above, and, therefore, at the time when the suspensive effect of the injunction granted in that provisional remedy was still in effect, which suspended the enforceability of the credits -, the magistrate, at the request of the Federal Revenue Office, performed the on line levy of R$ 55,654,046.21, in cash, through the BACENJUD system, by means of which the magistrate has direct access to the bank accounts maintained in the country. Against this decision, Vale presented an appeal (interlocutory appeal).

The enforceability of the tax credits discussed is suspended because of the injunction decision of the STF (item 1.1 above), the reason for which, on May 14, 2012, the court of this foreclosure determined the suspension of the case.

On May 14, 2013, Vale filed an application requesting the release of the on line levy. On May 15, 2013, the bank guarantee letter was returned to the Company, and, then, a court order was given determining the manifestation of the Federal Revenue Office with regard to the release of the levied amount. On June 18, 2013, the Federal Revenue Office stated that it was against the request to cancel the on line levy. On July 09, 2013, a decision was handed down that cancelled the levy of Vale’s credits in case no. 2003.5101.024181-3, however, it maintained the on line levy. On December 18, 2013, Vale presented a petition sustaining the loss of purpose of this tax foreclosure because of the adhesion to the REFIS program. On June 16, 2014, the Federal Revenue Office required that Caixa Econômica Federal be officially asked to convert the deposit that guarantees the foreclosure into revenue, in the amount of R$ 62,698,188.94, with the reductions for cash payment provided for by Law 12.865/13, besides asking for the later examination of the records to perform the administrative procedures necessary for the settlement of the debt. Afterwards, the Federal Revenue Office was allowed to examine it to indicate the amount to be transformed into definitive payment, with the reductions of the installment. On October 31, 2014, the Federal Revenue Office requested the conversion into revenue of the amount of R$ 41,299,643.64 and on November 05, 2014 an official letter was sent to Caixa Econômica Federal for fulfillment. On January 29, 2015, a petition was filed by the Federal Revenue Office, asking for the suspension of the act for five days, so that the sector responsible for verifying the payment and for cancelling the enrolment could conclude the necessary procedures. On March 06, 2015 a petition was filed by the Federal Revenue Office informing that the payments were confirmed and that the remaining balances had been cancelled, thus requiring the extinction of the deed. On March 19, 2015 Vale asked for the remaining amount of the judicial balance to be calculated, which, according to the official letter from Caixa Econômica was R$14,198,955.67 on November 25, 2014. On the same date, the sentence was published that determined the extinction the action and authorized the calculation of the remaining balance of the judicial deposit. On May 13, 2015 the Federal Revenue Office took knowledge of this and on May 15, 2015 the definitive judgment was given. On July 02, 2015 a permit was included in the records allowing the calculation of the remaining amount of the deposit. Finally, Vale calculated the amount at R$18.5 million.

Chance of a loss	Not applicable, since the debt was eliminated with the adhesion to the REFIS program.

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company

Not applicable, since the debt was eliminated with the adhesion to the REFIS program and later conversion into revenue of the judicially deposited amount (as a result of the levy) with the discounts of the amnesty.

5.2) Foreclosure no. 0023974-77.2012.4.02.5101

Court	9th Tax Foreclosure Court of Rio de Janeiro

Instance	1st federal court

Date of filing	May 08, 2012

Parties in the case	Federal Revenue Office (plaintiff/creditor) and Vale (defendant/debtor)

Amounts, assets or rights involved	R$ 4,609,749,384.28 (in November 2013, date of the adhesion to the REFIS program), value already included in the amount of Administrative case no. 12897.000023/2010-36, plus legal charges.

Main facts

On May 8, 2012, even before the publication of the judgment handed down by the STJ in the provisional remedy mentioned in item 1 above, and, therefore, when the suspensive effect of the injunction granted in that provisional remedy was still in force, the Federal Revenue Office, even with the enforceability of the credits suspended, filed a tax foreclosure for collection of the amounts of IRPJ and CSLL supposedly due, in view of the monocratic administrative decision in the scope of Administrative Case no. 12897.000023/2010-36.

The Revenue Office filed a petition for the blocking and levy of amounts through the BACENJUD system, which was denied. Vale notified in the records that the enforcement of the tax credits discussed is suspended because of the injunction decision of the STF (item 1.1 above), which made the court decide for the suspension of the foreclosure. On May 11, 2012, Vale presented a petition informing the attribution of the suspensive effect to the extraordinary appeal filed in the records of writ of mandamus no. 0002937-09.2003.4.02.5101 because of the provisional remedy filed with the STF (items 1 and 1.1 above) and asking for the suspension of the foreclosure, which was granted in a decision given on May 17, 2012. On May 22, 2012 Vale filed an appeal (interlocutory appeal), which was admitted to clarify that the foreclosure will remain suspended until the arrival of the notification of the final judgment of the extraordinary appeal filed by Vale (item 1 above). On December 18, 2013, Vale filed a petition of withdrawal for purposes of joining the REFIS program. On July 22, 2014, the Federal Revenue Office asked for the suspension of the act for sixty days to verify the regularity of the payment of the installments. On September 03, 2014, a decision was handed down determining the suspension of the case up to the end of the installments, with the knowledge of the Federal Revenue Office on September 25, 2014.

Chance of a loss	Not applicable, since the debt was eliminated with the adhesion to the REFIS program.

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company	Not applicable, in view of the adhesion to the REFIS program.

6) Action for Relief from Judgment no. 2006. 02.01001869-2

Court	Higher Court of Justice and Federal Supreme Court

Instance	3rd court

Date of filing	02/20/2006

Parties in the case	Federal Government (plaintiff) and Vale (defendant)

Amounts, assets or rights involved	R$ 6.652 billion on December 31, 2017.

Main facts	This is an Action for Relief from Judgment for collection of CSLL based on the calculation of IRPJ.

In 2004, the Higher Court of Justice (STJ) granted to Vale the right to deduct the amounts that it pays by way of social security contributions over net profit (CSLL) from Corporate Income Tax (IRPJ).

In 2006, the General Attorneys Office of the Federal Revenue Service (“PGFN”) filed an action for relief from judgment to review the final decision of 2004. The action for relief from judgment was rejected by the Federal Court of Rio de Janeiro and by the Federal Court of Appeals (“TRF”) of the 2nd Region.

On April 13, 2009, the Attorneys Office of the Federal Revenue Service appealed to the Higher Court of Justice (STJ) and to the Federal Supreme Court (STF). After the Special Appeal of the Federal Revenue Office was denied on November 23, 2012, it presented an interlocutory appeal, within the legal time frame. This, in turn, was granted, which lead to the presentation of an interlocutory appeal by Vale on September 16, 2014.

The appeal of Vale was denied, in a judgment published on June 16, 2016, and the STJ determined that the case be returned to the TRF of the 2nd Region so that it could judge the motion for relief opposed by the PGFN in 2008 again. On April 10, 2017, Vale presented its counter-arguments to the motion and awaits the new judgment by the TRF of the 2nd Region.

Chance of a loss	Possible

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company	In case of a possible granting of the Action for Relief from Judgment, the amount to collect will depend on the terms and scope of the final decision.

7) Valepar - Writ of Mandamus n° 2011.51.01.011763-1

Court	17(a) Court of the Judiciary Section of Rio de Janeiro

Instance	1(a) Federal Instance

Date of filing	08/05/2011

Parties in the case	Delegate of the Federal Revenue Service of the State of Rio de Janeiro (defendant) and Valepar (author / petitioner)

Amounts, assets or rights involved	Total judicial deposits made since 08.05.2011: R$ 2.29 billion (December 31, 2017)

Main facts

In August 2011, Valepar filed a writ of mandamus with the purpose of guaranteeing its right not to include the amounts received as JCP in the PIS and COFINS calculation basis from 2004 onwards, arguing, in summary, the inequality of the taxpayers according to the tax regime and/or domicile of the partner. At each distribution, the PIS and COFINS amounts deposited on the JCP are deposited.

In view of the judgment that dismissed the case without resolution of the merits, in view of a supposed lis pendens with the Writ of Mandamus n° 2007.51.01.002752-4, an Appeal was filed by Valepar, which was denied follow-up. Special and Extraordinary Resources were filed by Valepar after an unfavorable decision.

In December 2013, a petition was filed, giving up part of the act and waiving the right on which the lawsuit is based, only in relation to the facts that were generated in April / 2005, April / 2005, April / 2006, 2007, Oct / 2007, Apr / 2008 and Oct / 2008, for the conversion into income with the cash payment benefits, brought in Law 12,865 / 2013. In March 2014, decisions were made available that approved the partial withdrawal and denied the special and extraordinary resources. Shortly thereafter, appeals were filed for damages by Valepar against the rejection orders of the Special and Extraordinary Appeal.

In the judgment of the Leading Case, the decision was unfavorable to the taxpayers, with the prevalence of the thesis that interest on equity can not be equated to dividends, and therefore make up the basis of calculation of PIS / PASEP contributions and COFINS. They concluded that Laws n° 10.637 / 2002 and 10.833 / 2003 define as the basis for calculation of PIS / COFINS the total revenues earned by the legal entity, regardless of their accounting assignment.

In August 2016, there was a favorable judgment of the Special Appeal of Valepar, granting it, to dismiss the lis pendens, annulling the sentence and determining the return of the records to the origin to analyze the merits of the action.

On August 3, 2017, a judgment denying security was issued and determining the conversion into income of all deposits made after the final and unappealable decision. As a result, there were opposing Embargoes of Declaration on August 24, 2017.

In August 2017, Valepar was merged into Vale S.A.

On March 27, 2018, a decision was dismissed dismissing the Embargo de Declaration, and the company filed an Appeal on April 20, 2018. The appeal is pending review and judgment.

Chance de perda	Provável

Análise do impacto em caso de perda/ Razões da relevância do processo para a Companhia	Em caso de decisão final desfavorável, o montante remanescente do depósito judicial será convertido em renda da União Federal, não havendo necessidade de desembolso por parte da Companhia.

(iii) Civil

The tables below present an individual description of the civil cases deemed relevant for the businesses of the Company and/or of its controlled companies, established by December 31, 2017. For information on relevant cases established after said date, see item 4.7 of this Reference Form.

1) Case no. 0063023-34.2008.8.19.0001

Court	41st Civil Court of the State Appellate Court of Rio de Janeiro

Instance	1st Instance

Date of filing	03/17/2008

Parties in the case	Vale (plaintiff) and the Landless Workers Movement (“MST”) (defendant)

Amounts, assets or rights involved	Protection of the Company’s assets and guarantee of its operational activities.

Main facts

Vale filed a lawsuit with the purpose of ceasing violent acts of violation or incitement that would cause the halting of the Company’s operational activities by the MST. The request for interlocutory relief was granted so as to determine that the MST refrain from such acts. The MST failed to comply with said judicial order, reason for which Vale requested an increase to the fine established in case of non-compliance, which was granted by the court.

In 2012, the parties initiated efforts towards a possible settlement for the resolution of this case. On July 06, 2015, an order was published determining that the parties should state whether they were in fact interested in entering into an agreement, it being no longer possible for the parties to request the suspension of the case. Production of evidence phase started. By reason of the recent non-compliance with the judicial order that granted the interlocutory relief on the case, Vale requested a new application and increase to the fine previously established.

On September 30, 2016, the case was removed from the ruling group (TN: a group of judges working as a task force with the purpose of speeding up the process of deciding on pending cases before the Judiciary branch) as the justice found that part of the order had not been fulfilled. Next, the justice determined that the Plaintiff collected the costs for issuing the letters of request aimed at taking the testimonies of the witnesses called by him, such decision being published on October 19, 2015.

On October 26, 2016, Vale filed the petition declining from the testimonial evidence due to the long time elapsed since the filing of the lawsuit, requesting the confirmation of the preliminary injunction granted in 2008 and the granting of the claim of the initial pleading, as well as the increase to the fine for failure to comply with the interlocutory relief, in view of the new non-compliances reported in the record.

On February 15, 2018, a judgment was entered in the record and, thus, Vale’s claim was granted to determine that the defendants abstain from inciting and promoting the practice of violent acts against the facilities of the plaintiff, as well as acts that might cause the interruption of the plaintiff company’s activities, within 72 hours counting from the disclosure of the judgment, under penalty of a fine of R$ 100,000.00 per act practiced in disagreement with this precept. The judgment also confirmed the order, making it definite, observing the increase to the applied fine. The defendants were also ordered to pay the procedural costs and attorney’s fees in favor of the plaintiff’s lawyer, which were set at 10% of the amount in dispute.

On April 20, 2018, the notary office certified that the decision was made final and unappealable.

The next step shall be to cause the execution of the judgment to receive the fines, costs and fees for the loss of the suit.

Chance of a loss	Remote

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company

The case was initiated with the purpose of guaranteeing the protection of the Company’s assets and its operational activities. An eventual unfavorable decision might increase the company’s exposure to the incitement acts of the MST.

2) Case no. 0015963-69.2006.4.02.5101 (Former number: 2006.51.01.015963-0)

Court

ORIGIN 30th Federal Court of the Federal Courts System of Rio de Janeiro, on appeal from final judgment, assigned to the 7th Specialized Panel of the Regional Federal Appellate Court of the 2nd Region and currently at the Vice-Presidency of the TRF2.

Instance	2nd Instance

Date of filing	08/18/2006

Parties in the case	Rede Ferroviária Federal S.A., succeeded by the Federal Government (plaintiff) and Vale (defendant)
Amounts, assets or rights involved	Approximately R$ 4.5 billion (December 31, 2017).

Main facts

The plaintiff filed a lawsuit against the Company aiming to receive damages under the claim that it had suffered losses resulting from contractual non-compliance by Vale involving the failure to carry out works related from the railway transposition in the city of Belo Horizonte.

The parties entered into an agreement that established that the costs for constructing a new railroad segment shall be deducted from the eventual adverse judgment that Vale may suffer, in case the lawsuit is granted in favor of the Federal Government. This agreement was legally ratified. On June 25, 2012, a judgment was entered as to deny the claims made by the Federal Government.

On appeal from final judgment, on February 24, 2016, the Regional Federal Appellate Court confirmed the June 2012 decision of the federal justice. Against the appellate decision, both parties filed motions for clarification (Vale on March 21, 2016 and the Federal Government on April 08, 2016). Both motions were denied considering that, on September 19, 2016, the Federal Government filed new motions to remedy a material error of the decision subject to the motion.

On February 23, 2017, the second motions of the Federal Government were granted to remedy said material error, such records being sent to the Office of the General Counsel to the Federal Government on April 03, 2017.

On May 22, 2017, the Federal Government filed an appeal to the Superior Court of Justice and to the Federal Supreme Court.

Vale was notified to file appellee’s brief on the appeals of the Federal Government on May 29, 2017, having filed the response papers on June 19, 2017.

 On July 06, 2017, the record was sent to the judge to be taken under advisement and to examine the admissibility of the appeals by the Vice-Presidency of the TRF2, the appeal to the Superior Court of Justice and to the Federal Supreme Court having been denied on August 01, 2017.

Against the decisions of inadmissibility of said appeals, the Federal Government filed, on January 08, 2018, Interlocutory Appeals. Consequently, Vale was notified to file appellee’s brief on the interlocutory appeals on March 01, 2018 and, thus, it filed its brief on March 22, 2018.

On April 24, 2018, a decision was entered by the Vice- Presidency maintaining the inadmissibility of the appeal to the Superior Court of Justice and to the Federal Supreme Court by the Federal Government, determining the remittance of the Interlocutory Appeals against the inadmissibility decisions to the competent Superior Courts.

On April 26, 2018, the appeals started being processed to be remitted to the STJ. There is still no assignment before the STJ.

Chance of a loss	Remote

Analysis of the impact in case of loss / Reasons for the relevance of the case to the Company	An eventual unfavorable decision might cause a relevant financial loss to the Company, in view of the amounts involved.

2.a) Lawsuit 0021725-03.2005.4.02.5101 (formerly 2005.51.01.021725-0)

Court	Original court: 30th Federal Court of Rio de Janeiro, appeal assigned to the 7th Specialist Panel of the Regional Federal Court of the 2nd Region, and now before the Vice President of TRF2

Level of court	2nd instance

Date instigated	October 18, 2005

Parties	Vale (plaintiff); Rede Ferroviária Federal S.A., succeeded by the federal government (defendant)

Sums, assets or rights involved	Approximately R$1.9 billion (as of December 31, 2017)

Main facts

In 1994, prior to its privatization, Vale entered into an agreement with Rede Ferroviária Federal S.A. (“RFFSA”), Brazil’s federal railroad operator, to build two stretches of railroad in Belo Horizonte, Brazil, to be incorporated into an existing stretch, as part of a project titled “Belo Horizonte Bypass.” It subsequently entered into a similar agreement with the Brazilian government to begin construction work on an alternative stretch of railroad, as it was not possible to build the originally agreed-upon stretches.

Vale filed a lawsuit against RFFSA, to question and annul the inflation correction clauses in its contract with RFFSA. It argued that the calculation method used by the Brazilian government was not compliant with applicable Brazilian legislation. Under the terms of the partial agreement of RFFSA’s originally lawsuit, if the case went in favor of the federal government, the costs incurred by Vale to build the new stretch of railroad would be accepted in lieu of the compensation owed by Vale in this case, representing a significant reduction in the amount the company would be obliged to pay.

In June 2012, a federal judge rejected Vale’s intention to revise the inflation correction clauses. Vale appealed this decision and, on February 24, 2016, the Regional Federal Court of the 2nd Region (TRF2) upheld the federal judge’s decision of June 2012. Vale then filed a special appeal against the terms of TRF2’s decision on September 1, 2016. The federal government was ordered to present its response on September 5, 2016, and it did so on October 17, 2016.

The special appeal was submitted to the vice president of TRF 2 to examine its admissibility on July 6, 2017, and it was rejected on August 1, 2017. Vale then filed a special appeal on August 31, 2017. The federal government was instructed to present its response on December 11, 2017, and it did so on January 8, 2018.

Vale’s special appeal is still before TRF2 and awaiting submission to the Superior Court of Appeals.

Chance of loss	Possible

Analysis of impact in event of loss / Reasons this case is significant to the Company	A possible unfavorable decision could generate a significant financial loss for the Company, given the sums involved.

3) Lawsuit 0009362-71.1997.4.02.5001

Court	5th Panel of the Regional Federal Court of the 2nd Region

Level of court	2nd instance

Date instigated	November 10, 1997

Parties

Public Prosecutors’ Office of Espírito Santo (plaintiff); federal government, Gerdau Açominas S.A., Companhia Siderúrgica de Tubarão, Usinas Siderúrgicas de Minas Gerais S.A., Vale, Odacir Klein, Luis Andre Rico Vicente, Jorge Eduardo Brada Donato, José Armando Figueiredo Campos, Rinaldo Campos Soares,

João Jackson Amaral, Claudio José Anchieta de Carvalho Borges, Ivo Costa Serra, and Companhia Docas do Espírito Santo (CODESA) (defendants)

Sums, assets or rights involved	Incalculable — Request to annul the port concession contract for Tubarão Complex’s terminals.

Main facts

This is a public-interest civil action that seeks to annul the authorization by which Vale and some of the other defendants operate Praia Mole Port Terminal in the state of Espírito Santo. In November 2007, 10 years after the case was filed, a sentence was issued, deeming the case to be completely groundless and recognizing the validity of the concession contracts that permit the use of the port terminals located at Praia Mole. On July 3, 2012, the sentence was upheld by the Regional Federal Court of the 2nd Region when judging an appeal filed by the Federal Public Prosecutors’ Office. The latter, unhappy with the decision against it, taken by the Regional Federal Court of the 2nd Region, filed a special appeal with the Superior Court of Appeals and an extraordinary appeal with the Supreme Federal Court on October 23, 2012. Judgment of the special appeal by the Superior Court of Appeals is pending. Case held by the judge-rapporteur since July 6, 2017.

Chance of loss	Remote

Analysis of impact in event of loss / Reasons this case is significant to the Company	Incalculable value. It could also impact Vale’s other operations in the state of Espírito Santo.

4) Lawsuit 0024892-89.2011.8.13.0570

Court	1st Civil District Court of Salinas, Minas Gerais

Level of court	1st instance

Date instigated	September 14, 2011

Parties

Minas Gerais State Public Prosecutors’ Office (plaintiff); Vale S.A., Instituto de Terras de Minas Gerais (“ITER”), Manoel da Silva Costa Junior, Evandro Carvalho, Mauro Eurípedes Rocha Mendes, Ricardo de Carvalho Rocha, Luciana Rocha Mendes, Orozino Marques de Carvalho, Adelzuith Marques Santos, Altemar Alves Ferreira, and Breno Rodrigues Mendes (defendants)

Sums, assets or rights involved

Compensation for damages to the state government of Minas Gerais amounting to at least R$200 million, a civil fine of no less than R$600 million, and the ownership of lands acquired by Vale. However, it should be noted that these sums were attributed by the plaintiff, and it is not possible to specify the true amount, and at this date it is inestimable.

Main facts

This is a public-interest civil action filed by the State Public Prosecutors’ Office against Vale and 10 other defendants. In short, the Public Prosecutors’ Office argues for the existence of an “organized group of people who have acted to illegally appropriate lands belonging to the state government of Minas Gerais.” The Public Prosecutors’ Office requested an injunction to seize the assets of the defendants, except Vale, up to the sum of R$200,000,000, to carry out a search and seizure of movable assets, and to remove their banking and tax confidentiality. The injunction was granted by the court and upheld by the Minas Gerais Court of Appeals. In the end, the

Public Prosecutors’ Office requested the following: “the suspension of all effects — and consequent annulment — of all titles of legitimate agricultural use issued by ITER involving lands located in the municipalities of Salinas, Santa Cruz de Salinas, Padre Carvalho, Fruta de Leite and Rubelita, in the period between January 2007 and August 2011”; an order for ITER “to hire a specialized company, at its own expense, to carry out an audit of all the titles of legitimate agricultural use issued by the state government of Minas Gerais in the period between January 2007 and August 2011”; to condemn all the defendants “to the loss of illegally gained goods or sums”; to “provide full compensation for the harm imposed on the state government of Minas Gerais, whose minimum value must be R$200,000,000”; to levy a “civil fine of no less than R$600,000,000”; to “remove their public functions and positions”; to “suspend their political rights”; and to “prohibit them from entering into contracts with the public authorities or receiving benefits from them.”

Vale presented its defense (challenge) on March 15, 2012, but the fact-checking stage has not yet begun. On April 28, 2016, the process was submitted to the Public Prosecutors’ Office. On June 1, 2016, a decision was published, ordering the case to be transferred to the jurisdiction of Belo Horizonte. Consequently, the Minas Gerais State Public Prosecutors’ Office filed a motion for clarification, which was upheld. On March 23, 2017, a conflict of jurisdiction was claimed. On April 11, 2017, the case was held by the judge under advisement. On May 8, 2017, the judge raised a “possible conflict of jurisdiction,” and for this reason, the Minas Gerais Court of Appeals filed conflict of jurisdiction number 0238729-84.2017.8.13.0000 to determine whether the case would remain with the court of Salinas or be transferred to Belo Horizonte. On May 18, 2017, the motion for clarification filed by the defendant, Orozino, was rejected. The Minas Gerais Court of Appeals decided that the 1st Civil District Court of Salinas would judge the public-interest civil action, and Vale must now wait for the case to be seen.

Chance of loss	Possible

Analysis of impact in event of loss / Reasons this case is significant to the Company

Harm to the Company’s image by having its name associated with the practice of fraudulent appropriation of lands in the northern part of the state of Minas Gerais, the cancellation of land acquisitions, and the loss of sums paid by Vale (approximately R$35.0 million).

5) Extraordinary Appeal — 808621

Court	Supreme Federal Court

Level of court	Superior

Date instigated	May 15, 2014

Parties	Interunion Capitalização S.A. and others (plaintiffs); Companhia Paulista de Ferro Ligas (CPFL) (defendant)

Sums, assets or rights involved	R$1,466,285,684.60

Main facts

Interunion filed an enforcement procedure against Vale subsidiary CPFL to demand R$248,968,222.18, corresponding to 200 bonds that were the subject of a contract that despite being titled “Purchase and Sale of Bonds,” was in fact a bond lease contract. The defense (motion to stay execution) presented by CPFL was rejected, leading it to file an appeal with the Bahia Court of Appeals. In judging this appeal, the Bahia Court of Appeals upheld the decision to reject the appeal. CPFL then filed a special appeal with the Superior Court of Appeals. The Superior Court of Appeals accepted CPFL’s special appeal and ordered the annulment of the enforcement process, deeming that Interunion had not adequately demonstrated the calculation of the enforced amount, which is indispensable when requesting such an enforcement process. Interunion then filed a series of appeals against the Superior Court of Appeals’ decision (a motion for clarification, an appeal against a divergent decision, an internal interlocutory appeal, and a new motion for clarification), all of which were rejected in turn. Interunion then filed an extraordinary appeal with the Supreme Federal Court. When examining this appeal’s admissibility, the Superior Court of Appeals deemed that the appeal was groundless and did not allow it to progress to the Supreme Federal Court for analysis of the case’s merits, in line with the ruling published on March 10, 2014. Interunion filed an appeal against this decision of inadmissibility, and on April 22, 2014 it was submitted to the Supreme Federal Court. The Office of the Prosecutor General then issued an opinion, ruling that the extraordinary appeal should not be allowed to proceed.

After this opinion was issued by the Office of the Prosecutor General, a single-judge decision was handed down, rejecting the extraordinary appeal, published on August 30, 2016. On September 5, 2016, Interunion filed an internal interlocutory appeal against the single-judge decision. On September 13, 2016, permission was granted for the defendant to present its counterarguments. The appeal was judged on October 4, 2016. On the same date, in a subsequent act, the case records were submitted to the judge-rapporteur and they are pending judgment.

Chance of loss	Remote

Analysis of impact in event of loss / Reasons this case is significant to the Company	An unfavorable decision in the case would generate financial losses for the Company.

6) Lawsuit 0069758-61.2015.4.01.3400

Court	12th Federal Court of Minas Gerais

Level of court	1st instance

Date instigated	December 17, 2015

Parties

Federal government, Brazilian Environmental Protection Agency (“IBAMA”), Chico Mendes Institute, National Water Agency (“ANA”), National Mineral Production Department (“DNPM”), state government of Minas Gerais, State Forest Institute (“IEF”), Minas Gerais Water Management Institute (“IGAM”), State Environmental Foundation (“FEAM”), state government of Espírito Santo, State Environment and Water Resources Institute (“IEMA”), and State Water Resources Agency (“AGERH”) (“Plaintiffs”); Samarco, Vale and BHPB (“Defendants”)

Sums, assets or rights involved	Sum demanded by the Plaintiffs: R$20,204,968,949.00. Given the subject and progress of the case, the Company deems the sum arising from a possible condemnation to be inestimable.

Main facts

On December 17, 2015, the federal government filed a public- interest civil action aimed at forcing Vale, Samarco and BHPB to take a series of urgent measures, in order to repair alleged social and environmental damage arising from the failure of Samarco’s tailings dam in the municipality of Mariana (“Fundão Dam”) and to prevent potential future environmental damage. For information on this accident, see item 7.9 of this Reference Form.

On December 18, 2015, a decision was handed down, granting an injunction to: (i) issue a provisional remedy to forbid Samarco from discharging the volume of tailings that were still retained behind the failed dam (or prove that these tailings had already been contained); (ii) order the Defendants to: (a) hire companies to immediately start evaluating the contamination of fish by inorganic substances and any potential risks caused by human consumption of these fish, and to control the proliferation of species benefiting from the manmade occurrence; and (b) carry out studies and take measures to prevent the volume of mud discharged into the Doce River from reaching the Doce River lagoon system and to protect the mineral water sources mapped by DNPM; (c) carry out studies to map the different levels of potential resilience of the impacted locations; (iii) order Samarco to make an initial deposit in court of R$2.0 billion; (iv) freeze the Defendants’ existing mining concession licenses; (v) grant an injunction to force the Defendants to present an overall social and environmental recovery plan for the Doce River Basin and the entire degraded area; and (vi) order the provision of services to the people impacted by the disaster. Within the scope of the decision in question, a daily fine of R$150,000 was also established in the event of non-compliance with each of the measures imposed on the Defendants, and a daily fine of R$1.5 million was established in the event of a delay in making the aforementioned mandatory R$2.0 billion deposit in court.

On January 7, 2016, Samarco filed a petition, requesting the following: (i) A partial reconsideration of the injunction, arguing against the need for the ordered measures, taking into account technical factors and processes needed to execute them, which would undermine the injunction’s own objectives, as Samarco argued it was necessary to hire specialized companies and to carry out environmental and social impact assessments in order to implement the injunction’s demand; (ii) Extensions to the deadlines, as follows: a) Submission of the studies related to the thickness of the mud layer, until January 18, 2016; b) Submission of the preliminary recovery plans, up to 45 days; c) Removal of all the volume of mud deposited along the banks of the Doce River, for an indeterminate period, due to the technical difficulties involved; (iii) Removal of the obligation to make the R$2.0 billion deposit; (iv) A reversal of the freezing of the Defendants’ mining rights; and (v) Recognition of the impossibility of submitting the necessary plans within the deadline originally set. In addition, through this petition, Samarco reiterated its request for a justification and conciliation hearing and the suspension of the fine established by the decision that granted the injunction, until the final terms of the new deadlines were established, as requested in the petition.

On the same date, Vale also filed a request to reconsider the injunction, in which it demonstrated that Samarco had already been taking measures needed to mitigate the accident’s impacts. It also demonstrated that the measures ordered in the injunction were unreasonable, insofar as they did not take into consideration the studies needed to identify the measures to be taken to mitigate the damage. In addition, it claimed that these measures ought not to be ordered through an injunction.

After this, on January 14, 2016, Vale, Samarco and BHP filed an appeal against the injunction, requesting the suspension of the injunction’s effects and a comprehensive review of it.

On February 3, 2016, Samarco, Vale and BHPB filed a petition to request a further 30-day suspension of the process and the effects of the injunction granted, in view of the fact that negotiations had begun with the aim of reaching an agreement.

On February 4, 2016, Samarco filed a petition, reiterating its request to reconsider the decision ordering the taking of certain measures aimed at preventing and mitigating damage arising from the accident, and reinforcing its request to not be obliged to provide a new deposit or make new deposits in court, at the risk of endangering the commitments already voluntarily assumed to repair the damage caused by the accident.

On February 5, 2016, Samarco filed a challenge, arguing there was a lack of procedural assumptions and merit. Samarco also argued that it had been taking the measures envisaged in the case voluntarily, and it requested the dismissal of the initial requests.

On February 10, 2016, Vale filed a challenge, through which it requested the dismissal of the case, without judgment of its merits, given the Plaintiffs’ lack of interest in acting. Considering the hypothesis of the case not being dismissed without resolution of its merit, Vale also requested judgment of the rejection of the requests formulated initially, through the revocation of the injunction and provisional remedies, as well as condemnation of the Plaintiffs to pay the case’s costs and legal fees.

On March 2, 2016, the federal government, the state government of Minas Gerais and various other governmental bodies entered into a Transaction and Conduct Adjustment Agreement (“TTAC”), which was submitted to the court on March 7 with a request for its legal approval.

On May 5, 2016, at a hearing attended by the parties to the case and the Federal Public Prosecutors’ Office, the TTAC was registered within the Federal Court Conciliation System, an organization that is part of the structure of the Regional Federal Court of the 1st Region, and the lawsuit was suspended during the period of execution of the obligations assumed by the parties within the scope of the TTAC.

The Federal Public Prosecutors’ Office filed a motion for clarification against the decision that approved the TTAC, questioning the jurisdiction of the Regional Federal Court of the 1st Region to approve the TTAC. In addition, the Federal Public Prosecutors’ Office questioned the terms of the TTAC, regarding the appropriateness of the measures established in it, as well as the legitimacy of the agreement’s parties to enter into the TTAC. Accordingly, it requested the granting of infringing effects to the motion for clarification and the suspension of the decision’s effectiveness.

At the same time, the Federal Public Prosecutors’ Office filed a complaint with the Superior Court of Appeals against the decision of the Regional Federal Court of the 1st Region that approved the TTAC.

On June 30, 2016, the complaint’s judge-rapporteur granted an injunction to suspend, until the definitive judgment of the complaint, the decision of the Regional Federal Court of the 1st Region, of May 5, 2016, which approved the TTAC.

On August 17, 2016, the Fifth Panel of the Regional Federal Court of the 1st Region declared null and void the decision that approved the TTAC and rejected the appeals made by Vale, BHP and Samarco, while upholding the injunction granted by the 12th Federal Court of Belo Horizonte on December 18, 2015, including the freezing of the Defendants’ mining concessions, but without limiting their production and sale activities.

On November 4, 2016, the Federal Courts ordered the Defendants to: (i) present evidence, within 90 days, that the leakage of waste from the Fundão Dam had been definitively contained; (ii) to submit conclusive studies within six months, endorsed by the relevant environmental agencies, regarding an action plan and the feasibility of removing the mud spread along the banks of the Doce River, along its tributaries and in areas near its estuary; and (iii) to make a deposit of R$1.2 billion, within 30 days, to guarantee future remedial measures. This cash deposit of R$1.2 billion was provisionally replaced by the guarantees provided for in Preliminary Conduct Adjustment Agreement I (“Preliminary Conduct Adjustment Agreement I”).

On November 16, 2016, Samarco filed a motion for clarification, through which, for the purpose of making the ordered deposit in court, it requested recognition of the spending already incurred to execute the remedial measures, and the possibility of offering the court other assets or forms of guarantee.

On December 6, 2016, Samarco filed a petition requesting the granting of an additional 30 days to make the deposit in court.

On December 7, 2016, a decision was handed down, granting an additional 30 days to make the deposit in court.

On January 11, 2017, a decision was issued, ordering the defendants, within three days, to submit their opinion on the petition filed by the municipal government of Ponte Nova, requesting its participation in the lawsuit, and to submit their opinion on the registration program within five days.

On January 18, 2017, the Federal Public Prosecutors’ Office, Vale, Samarco and BHPB filed a petition to: (i) report the signing of Preliminary Conduct Adjustment Agreement I by the parties; (ii) accept the guarantees provided for in this agreement for the purpose of provisional compliance with the requirement to make the deposit specified in the injunction granted within the scope of Public-Interest Civil Action 0069758-61.2015.4.01.3400; and (iii) request the suspension of the case.

On January 26, 2017, a decision was handed down, suspending the procedural timeframe related to the deposit of R$1.2 billion and providing five days for the plaintiffs to express their opinion on Preliminary Conduct Adjustment Agreement I, entered into by the defendants and the Federal Public Prosecutors’ Office.

On March 6, 2017, the Federal Public Prosecutors’ Office and the defendants filed a joint petition reiterating the request to approve Preliminary Conduct Adjustment Agreement I, while mentioning that a firm called Integratio Mediação Social e Sustentabilidade Ltda. had been hired to serve as independent technical assistants.

On February 5, 2017, the plaintiffs filed a joint petition agreeing to Preliminary Conduct Adjustment Agreement I.

On March 16, 2017, a decision was issued, which: (i) partially approved Preliminary Conduct Adjustment Agreement I, ordering the suspension of the case until a further judicial decision; and (ii) accepted, for the time being, the guarantees provided for in Preliminary Conduct Adjustment Agreement I, with the condition that they would not replace or modify the order for a cash deposit specified in the injunction.

On April 24, 2017, Samarco filed a petition, requesting the incorporation of the tailings management plan presented to the environmental regulators.

On May 15, 2017, a decision was issued to grant the request to extend the deadline and suspend the instrument until October 30, 2017.

On June 29, 2017, a decision was issued to grant the request to extend the deadline formulated by the parties and consequently to approve a partial alteration to the TAP, granting a deadline of October 30, 2017 for the parties to present the court with the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Conduct Adjustment Agreement and the approval granted on March 16, 2017.

On August 14, 2017, Samarco filed a petition requesting the incorporation of documents related to the obligation to present studies about the plan to remove mud deposited along the banks of the Doce River.

On October 31, 2017, a decision was issued, which granted the request made by Samarco, Vale, BHP and the Federal Public Prosecutors’ Office and approved a partial alteration to the Preliminary Conduct Adjustment Agreement, granting a deadline of November 16, 2017 to present the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Conduct Adjustment Agreement and the approval granted on March 16, 2017.

On November 20, 2017, a decision was issued, which granted the request made by Samarco, Vale, BHP and the Federal Public Prosecutors’ Office and approved a partial alteration to the Preliminary Conduct Adjustment Agreement, granting a deadline of April 20, 2018 to present the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Conduct Adjustment Agreement and the approval granted on March 16, 2017.

On November 20, 2017, a decision was issued to allow the parties to express their positions on a request to add and accept an amicus brief to the case records.

On December 19, 2018, Vale filed a petition requesting rejection of the request to add and accept an amicus brief to the case records.

On April 24, 2018, Samarco, Vale and BHP filed a petition requesting authorization to hire the Getulio Vargas Foundation to work on the socioeconomic diagnosis of the impacts of the failure of the Fundão Dam.

On May 3, 2018, a decision was issued to authorize the hiring of the Getulio Vargas Foundation to work on the socioeconomic diagnosis of the impacts of the failure of the Fundão Dam.

On May 4, 2018, Samarco filed a motion for clarification regarding the decision that authorized the hiring of the Getulio Vargas Foundation to work on the socioeconomic diagnosis of the impacts of the failure of the Fundão Dam, in order to rectify a material error, clarifying that it will work as a technical assistant to the Federal Public Prosecutors’ Office.

On May 8, 2018, a decision was issued to uphold the motion for clarification filed by Samarco, to clarify that the Getulio Vargas Foundation will work as a technical assistant to the Federal Public Prosecutors’ Office.

The TTAC remains valid and the parties will continue to meet their agreed-upon obligations.

For additional information on the main terms and conditions of the TTAC and Preliminary Conduct Adjustment Agreement I, mentioned above, see “Agreements Related to the Failure of Samarco’s Dam,” contained in item 4.7 of this Reference Form.

The case will be suspended until June 25, 2018, and until then, the effects of the decision issued on March 16, 2017 will remain in effect.

Chance of loss	Possible

Analysis of impact in event of loss / Reasons this case is significant to the Company

The parties entered in the TTAC, through which it was agreed to carry out programs needed for the environmental and social restoration of the areas impacted by the accident. For more information about the TTAC, see item 4.7 of this Reference Form. The parties also entered into Preliminary Conduct Adjustment Agreement I, which concerns the case’s guarantees. For more information, see item 4.7 of this Reference Form.

7) Lawsuit 0197171-92.2015.8.13.0521 (0007284-81.2016.4.01.3800)

Court	2nd Civil District Court of Ponte Nova, Minas Gerais Court of Appeals (12th Federal Court of Belo Horizonte)

Level of court	1st instance

Date instigated	November 17, 2015

Parties	Núcleo Assessoria Comunidades Atingidas Por Barragens (NACAB) (“Plaintiff”); Samarco, Vale and BHPB (together “Defendants”)

Sums, assets or rights involved	Sum demanded by the Plaintiff: R$100,000,000. Given the subject and progress of the case, the Company deems the sum arising from a possible condemnation to be inestimable.

Main facts

On November 17, 2015, the Plaintiff filed a public-interest civil action requesting an injunction to force the Defendants to submit and execute, for the region of the municipalities of Santa Cruz do Escalvado, Rio Doce and Barra Longa, along the Carmo and Doce rivers: (i) recovery programs for the permanent preservation areas and springs affected by the mud that spilled from Samarco’s failed dam; and (ii) a database of impacted people and the respective damage, including plans for immediate social assistance and compensation. In other specific areas, the demand was to carry out long-term monthly monitoring and genetic population studies of the rivers’ aquatic fauna, and then submit an emergency recovery program. A request was also made to force the Defendants to pay compensation to all the people impacted by the accident, as well as environmental compensation, totaling R$100,000,000.

On November 18, 2015, a sentence was issued, assigning the case to the Belo Horizonte Federal Court District.

On November 23, 2015, the Plaintiff filed an interlocutory appeal, requesting an injunction against the decision made, a review of the first-instance decision, and the maintenance of the case with the State Courts. In addition, NACAB requested an interim measure to oblige the Defendants to take several measures in order to remedy the damage caused by the accident. This included the submission, within 30 days, of a recovery program for the aquatic fauna of the Doce, Carmo and Piranga rivers in the municipalities of Santa Cruz do Escalvado, Rio Doce, Barra Longa and Ponte Nova, and the provision of social assistance to victims of the accident, among other things.

On November 26, 2015, a decision was issued that postponed the analysis of the request for the injunction until after the analysis of the Defendants’ challenge.

On December 17, 2015, the rapporteur issued an order convening an extraordinary conciliation session at the Minas Gerais Court of Appeals.

On January 7, 2016, the federal government filed a petition to express its agreement with the decision to transfer the case to the Federal Courts, given its interest in the case.

On February 3, 2016, given the federal government’s explicit interest, the case was transferred to the 12th Federal Court, in accordance with article 109, I of the 1988 Federal Constitution.

On February 16, 2016, the case was received by the 12th Federal Court of the Judiciary Section of Belo Horizonte.

On July 22, 2016, a decision was issued, calling for the case to be merged into Public-Interest Civil Action 23863- 07.2016.4.01.3800, and to suspend the process.

On March 27, 2017, a decision was published that, considering the approval granted in cases 697586120154013400 and 238630720164013800, suspended the case until subsequent judgment.

Chance of loss	Possible

Analysis of impact in event of loss / Reasons this case is significant to the Company	The value of the case demanded by the Plaintiff is R$100,000,000. However, the lawsuit is still at a very early stage, which hinders accurate analysis of the losses if the case should be lost.

8) Lawsuit n. 0008423-17.2016.8.13.0400 (0146085-58.2015.4.02.5101)

Court	1st Court of Mariana

Instance	1st Instance

Date of institution	11/30/2015

Parties of the lawsuit	Sohumana Sociedade Humanitária Nacional (“Author”) and Samarco, Vale, BHPB (jointly, “Defendants”)

Values, assets or rights involved

Value of R$20.000.000.000,00 Brazilian reais attributed to the suit by the Author. Owing to the object and the current stage of the suit, the Company understands that the value involved is inestimable, in an eventual conviction.

Main facts

On November 30, 2015, the Author filed a public civil action intending to convict the Defendants for the payment of an indemnification to the victims of the accident or their family members, as well as to the municipalities, in order to restore the public property, proportionally to the impacts resulting from the accident. For information on the accident, see item 7.9 of this Reference Form.

On November 30, 2015, there was sentence rendered transferring the jurisdiction for prosecution of the suit to one of the courts of the State Legal Courts of Mariana (Minas Gerais State).

On December 11, 2015, Vale entered an appeal moving to reconsider the judgment rendered, so that the Union should manifest itself regarding its interest on the appeal, before the submittal of the records to the Federal Legal Court of Minas Gerais, because if the response of the Union should be positive, the appeal should continue on the federal jurisdiction, according to article 109, I, of the Federal Constitution.

On December 15, 2015, Sohumana, filed an appeal moving the reconsideration of the judgment rendering the transference of jurisdiction, thus asking for the submittal of records to the Federal Court of Minas Gerais, based on the interest and legitimacy of BNDESPAR, which, in its capacity as shareholder of Vale, would have interest on the appeal.

On December 16, 2015, there was a judgment rendered maintaining the establishment of the transference of jurisdiction, reasserting the total lack of jurisdiction of the Federal Court and the unsuitability of notice to any possible interested party, including the Union.

On March 10, 2016, the suit was received by the court of the 1st Court of Mariana.

On April 1st, 2016, there was an order published moving the regularization of the suit representation by the Author.

On April 20, 2016, there was the publishing of a judgment denying the initial appeal, due to lack of correct process representation, thus dismissing the suit without resolution on the merits.

On June 07, 2016, there was the certification of the res judicata of the judgment.

On November 14, 2016, the Author filed an appeal moving the formalization of the suit.

On February 06, 2017, there was a judgment that did not analyze the appeals made since the judgment was already res judicata.

On March 06, 2017, the Author filed an appeal.

On March 14, 2017, there was an order stating that the defendants should file reply briefs.

On March 23, 2017, the Author filed a motion of clarification, moving the cure for alleged omission regarding the term date for the review of the suit from the sector of motions of clarifications, moving that an alleged omission be supplied regarding the term date for the devolution of the suit from the section of da Ordem dos Advogados do Brasil — OAB (Brazilian Bar Association).

On March 29, 2017, there was a judgment denying the grant

of the motions lacking to admit the embargoes filed by the Author.

On April 10, 2017, reply briefs were entered to the appeal submitted by SAMARCO.

On April 11, 2017, reply briefs were entered to the appeal submitted by BHP.

On July 13, 2017, there was the publication of a judgment not acknowledging the appeal filed by SOHUMANA.

On July 24, 2017, reply briefs were entered regarding the appeal submitted by VALE.

On August 3, 2017, an internal interlocutory appeal was entered submitted by SOHUMANA, moving the reversal of the judgment that did not acknowledge its appeal.

On September 18, 2017, there was the publication of granting the aggravated to see the records so that they could profess on the internal interlocutory appeal entered, within a 30 days term.

On September 15, 2017, reply briefs from BHP and SAMARCO were entered.

On September 29, 2017, Vale submitted its reply briefs.

On 23 de November de 2017, an appellate decision was published denying specific relief of the appeal filed by Sohumana.

On January 5, 2018, Sohumana filed motions for clarification against the appellate decision denying its internal interlocutory appeal.

On April 6, 2018, there was an appellate decision not acknowledging the motions for clarification filed by Samarco.

Chance of loss	Possible

Impact analysis in the event of loss/ Significant reasons of the suit for the Company.	Notwithstanding the entering of the judgment through which the suit was dissolved without resolution of merits, the Company considers the suit as significant on account of the amount involved.

9)Lawsuit n. 0028358-94.2016.4.01.3800 (former number 0426085-72.2015.8.13.0105)

Court	12th Federal Court Judicial District of Belo Horizonte (former 7th Civil Court of Governador Valadares — TJMG)

Instance	1st instance

Data of institution	12/14/2015

Parties of the suit	MP-MG (“Author”) and Samarco and Vale (jointly, “Defendants”)

Amounts, assets or rights involved

Amount attributed to the suit by the Author of R$5.100.000.000,00 Brazilian reais. Owing to the object and the current stage of the suit, the Company understands that the value involved is inestimable, in an eventual conviction.

Main facts	On December 14, 2015, the PO-MG filed this civil public suit,

through which intends the conviction of the Defendants to adoption of several measures towards the mitigation of impacts resulting from the rupture of the Fundão dam. The Author moves for, in preliminary injunction, under penalty of a daily fine of R$2.000.000,00 Brazilian reais, that the defendants: (i) take steps to and maintain the measures granted by Civil Public Provisional Remedy n. 0395595-67.2015.8.13.0105, which preceded this suit, therefore presenting the same object (as described below in “Observations”),(ii) create and implement and executive project to construct collection stations, bombing and adduction of water from Suaçuí Pequeno and Grande rivers up to the stations of the Serviço Autônomo de Água e Esgoto (“SAAE”) (Autonomous Service of Water and Sewage) within 12 months maximum; (iii) provide regularly to SAAE the necessary polymers to treat the water of Rio Doce until the operation of the installations for collection and adduction above mentioned; (iv) install equipment to provisional water collection and adduction of Suaçuí Pequeno or Grande rivers as to diminish the collection in Rio Doce, within 45 days maximum; (v) install a water treatment station, with treatment capacity of 120 liters per second, (vi) all their accounts are frozen to the minimum amount R$ 100.000.000,00 Brazilian reais, and (vii) a confirmation of the preliminary injunction and indemnification for collective mental distress claim amounting to R$ 5.000.000.000,00 Brazilian reais.

On December 17, 2015, there was a judgment partially granting the preliminary injunction to revert the burden of proof and ruling that the Defendants shall bear the expenses for monitoring the quality of the waters of Rio Doce and of the fresh water provided to the population, under penalty of a daily fine of R$2.000.000,00 Brazilian reais. Furthermore, it was established the compliance to the preliminary injunction granted on the records of suit n. 0395595-67.2015.8.13.0105, including the determination of water supply to residences within 48 hours, as well as the submittal of a logistics plan regarding the water supply to residences, within the term of 10 days.

The PO-MG filed an interlocutory appeal against the preliminary decision, moving the interlocutory relief of appeals, for the adoption of provisional and emergency remedies within the regions impacted by the accident. On February 17, 2016, there was the judgment suspending the processing of the mentioned interlocutory appeal. Thus, the interlocutory appeal was suspended until the entry of the final judgment in the records of the Positive Jurisdiction Dispute filed by Samarco, aiming at pacifying the discussion on jurisdiction of Federal or State Court to judge the issues regarding the city of Governador Valadares. The dispute originated from the fact that there are two Public Civil Lawsuits regarding the distribution and drinkability of the water in Governador Valadares, one pending before federal court and the other before state court. The Jurisdiction Conflict was not judged, however, there is a judgment that as long as there is not a final judgment, urgent measures shall be taken by the federal court.

On May 10, 2016, the following were entered into the records

(i) a lower court decision, in appellate court, rendered in the records of the interlocutory appeal filed by the PO-MG, from January 28, 2016, establishing the submittal of records, as well as connected appeals to the 12nd Federal Court of the Legal Court of Belo Horizonte; (iii) a motion from the Municipality of Governador Valadares, from February 16, 2016, showing interest in entering into the active pole of the suit; (iii) office from the Court of the 12nd Federal Court of the Minas Gerais moving the entering into the records of an appeal from the Federal Prosecutors Office (MPF) and judgment of its execution, in face of the judgment in the Jurisdiction Dispute that was pending on the STJ.

On May 24, 2016, was filed at the 12nd Federal Court.

On July 04, 2016, there was the answer by VALE filed, arguing lack of interest of acting by the MPMG (Prosecutors Office of Minas Gerais) in face of the measures already implemented by the defendants, as well as the fact that the water quality of rivers has already returned to the same status as previous to the accident. Vale also alleged in its defense the legitimacy to be in the passive pole of the suit, in face of the lack of causal nexus between any action of omission on its part and the accident that happened. Vale also maintains the lack of collective mental distress claim and the impossibility of reversion of the burden of proof.

On July 04, 2016, there was also an answer filed by Samarco, o merits reasons similar to the ones alleged by Vale.

On March 21, 2017, a joint decision was entered into the records of lawsuits n. 0069758-61.2015.4.01.3400 and 0023863-07.2016.4.01.3800, probating, in part, o The Preliminary Adjustment Term I, only referring to the socio- environmental diagnosis (to be performed by the Instituto de Tecnologia para o Desenvolvimento - LACTEC and diagnosis and monitoring of programs in course (to be performed by Ramboll Brasil Engenharia and Consultoria Ambiental Ltda., granting the suspension of other suits connected to them, in order to avoid conflicting judgments.

On March 29, 2017, an order was published considering the probate decision rendered in the scope of lawsuits n. 69758- 61.2015.4.01.3400 and 23863-07.2016.4.01.3800, suspending the feat until further legal deliberation.

Chance of loss	Possible

Analysis of the impact in the event of loss/ Reasons for significance of the lawsuit for the Company

MPMG attributed the value of R$5.100.000.000,00 (Brazilian reais) to the suit. However, it should be emphasized that the suit is still on a very preliminary stage, which makes it difficult to perform a more accurate analysis of the damages, in the event of loss.

Observations

The Public Provisional Remedy Action n. 0395595- 67.2015.8.13.0105 refers to preparatory provisional remedy for the above described suit 0426085-72.2015.8.13.0105. Such suit was filed on November 10, 2015 by the MPMG against a Samarco, before the 7th Civil Court of Governador Valadares — TJMG. The provisional remedy is currently suspended, according to the order by the Superior Court of Justice.

10) Lawsuit n. 0043356-50.2015.8.13.0400 (10264-98.2016.4.01.3800)

Court	2nd Civil Court of the County of Mariana - (returned from the 12[d] Federal Court of the Judicial Section of Belo Horizonte)

Instance	1st instance

Date of institution	12/10/2015

Parties of the lawsuit	MP-MG (“Author”) and Samarco, Vale and BHPB (jointly, “Defendants”)

Values, assets of rights involved

Amount attributed to the suit by the Author of R$2.000.000.000,00 Brazilian reais. Owing to the object and the current stage of the suit, the Company understands that the value involved is inestimable, in an eventual conviction.

Main facts

On December 10 2015, the PO-MG filed a public civil action, through which it moves, under penalty of a daily fine amounting to R$200.000,00 (Brazilian reais), the conviction of the Defendants to the (i) adoption of several measures oriented to the mitigation of impacts from the rupture of the Fundão dam, (ii) implementation of a social communication program on the activities executed, (iii) provision of health and education assistance to those impacted, and (iv) support in retrieval of assets, animals and others; retrieval of tombs and mortal remains existing in places impacted, among others.

The main move aims at the conversion of the preliminary injunction in definite one, as to allow the whole reimbursement of the alleged individual material damages and mental distress claim suffered by those impacted by the accident and payment of a Recovery Plan that allows the social and environmental recovery in face of the damages verified resulting from the accident at the Fundão dam. The PO-MG also moves for the relocation and economic and social reorganization of the impacted families and the effects of the judgment granted as preliminary in the provisional remedy action n. 0039891- 33.2015.8.13.0400, previous to this suit, granting the freeze of the amount of R$ 300.000.000,00 (Brazilian reais).

On December 16, 2015, there was an order postponing the appreciation of the preliminary injunction for after the settlement hearing. On the same date, the PO-MG moved for the amendment of the complaint so that it includes new motions, among them: (i) the granting of interlocutory relief, (ii) payment of R$10.000,00 (Brazilian reais) as a financial contribution to the victims (iii) identification and of the remainder leisure practices developed by the impacted, (iv) increase and pay the value of assistance to the victims, (v) pay a financial support to the victims that have not been directly impacted in their income, and (vi) submit an immediate and concrete actions plan, among other measures.

On December 23 2015, there was a hearing among the parties, reaffirmed by the judge, with discussion of: (i) the allocation of families in rented houses, observing that, regarding this matter, Samarco said that it had already fulfilled spontaneously part of the referred measure; (ii) emergency support, and Samarco said that it was already paying a minimum wage to each person of the family who loss their income due to the accident, accrued by 20% by dependent member of the family, besides the amount corresponding to a food parcel per family and having compromised to support the referred monthly amount for twelve months, according to the conditions of the term of the hearing; (iii) payment by Samarco of (a) R$100.000,00 by family unit that lost family members in the event, and of (b) R$10.000,00 as indemnification advancement, by family unit, for those families that suffered physical displacement, that is, had their houses destructed, independently of having lost income from such real estate; (iv) accountability by Samarco, submitted to court, on the amount spent on indemnifications and recovery of the area, until January 31, 2016. A permit amounting to R$5.500.000,00 was issued for the payment of the values above-mentioned, except for the monthly support.

On January 20, 2016, there was a second hearing among the parties, confirmed by the judge, where there was discussion of the following, besides discussion of individual cases: (i) the advancement of R$10.000,00 to those persons impacted by the accident, and Samarco compromised to advance the indemnification on the mentioned amount, as settled in the previous hearing, for those individuals that lost their real stated erected in their property, which were not used as their regular living place, according to the terms settled in the hearing; (ii) the indemnification for the loss of vehicles, and Samarco compromised to indemnify individuals that lost their vehicles; (iii) the release permit, through which Samarco agreed to release R$1,0 million to implement the above-mentioned actions.

On February 17, 2016, owing to the express interest of the Union, the records were sent to the 12th Federal Court, according to art. 109, I of the Federal Constitution. Pending trial.

On March 28, 2016, Vale filed an answer, moving for the extinction of the suit, without appreciation of merits, owing to the lack of interest of action by the Author. Considering the hypothesis of non-extinction of the suit without resolution of merits, Vale also moved for the judgment of the inappropriateness of the moves formulated in the complaint; besides the conviction of the Author to pay award of costs and attorneys’ fees.

On July 15 2016, the Federal Public Ministry filed a motion moving for the decline of the jurisdiction of the Federal Court to the State Court, since: (a) in the Interlocutory Appeal itself, establishing the remittance, and afterwards, the Supreme Court Judge reconsidered his decision; (b) according to decision by the STJ, on June 22, 2016, on the Jurisdiction Dispute n. 144.922/MG, referring to the suit on the accident in Mariana, the Federal Justice would have jurisdiction for the demands of diffuse and transindividual rights, as well as socio-economic and socio-environmental demands, while the State Court would have jurisdiction on individual homogeneous suits, such as the ones of this suit, referring to personal damages of families impacted by the rupture of the Fundão dam.

On 23 de August de 2016, at the 12th Federal Court of the Judicial District of Belo Horizonte/MG, a judgment was awarded establishing the devolution of the records to the Court of the 2nd Civil, Criminal and Criminal Executions Court of the County of Mariana/MG.

On September 5, 2016, there was a determination of devolution of the records to the 2nd Civil Court of Mariana, Minas Gerais.

On 12 de September de 2016, o MP-MG filed a motion, at the 2nd Court of the County of Mariana, moving for the following, among others: (a) the reactivation of the Lawsuit at the State Court; (b) attachment of the technical assistance process to the records of the main lawsuit and to the provisional remedy; (c) release of the amount of R$3,5 millions, through legal order, to Cáritas Brasileira Regional MG, a non-governmental organization, responsible to start the job of technical assistance to the victims; (d) inclusion in the records of several documents, including the receipt evidencing of the deposit of R$500 thousand, by Samarco; (and) assignment of a new settlement hearing.

On September 30, 2016, there was an order establishing the attachment of the execution of the sentence into the main records and establishing the remittance of records to the 12th Federal Court of the Judicial District of Minas Gerais, for its appreciation of the motions for clarification filed by Samarco.

On November 11, 2016, Samarco filed a motion informing that it filed motions for clarification against the judgment made by the 12th Federal Court of Belo Horizonte, establishing the remittance of the records to the State Court, reason why it motioned for the devolution of the records to the Federal Court for appreciation of the motions for clarification.

On November 28, 2016, there was a settlement hearing, when there was the ratification of a settlement among the parties.

On February 08, 2017, the records were sent to the 12th Federal Court of Belo Horizonte.

On February 09, 2017, there was a judgment denying the motions for clarification filed by Samarco.

On April 07, 2017, a settlement hearing was held at the 2nd Civil Court of Mariana, Minas Gerais.

On May 15, 2017, The Public Ministry filed a motion for subpoena of the defendants so that they, within 5 days: (i) reply on their agreement regarding the analysis methodology on the events of non-compliance, (ii)included into the records the reply to the events of non-compliance, (iii) included into the records copies of the structures of the real estates purchased for the resettlement of Bento Rodrigues and Paracatu, referring to lawsuit n. 0400.15.004335-6.

On June 14, 2017, an order was published subpoenaing the defendants to pronounce themselves on the motions by the Public Ministry on pages 4.659/4.663, as well as regarding the methodology it proposed.

On June 29, 2017, SAMARCO filed a motion reiterating the clarifications made regarding the steps made referring to (i) the answer submitted by SAMARCO on the alleged new cases of non-compliance of Settlements and (ii) on the real estates aimed at the resettlement of Bento Rodrigues and Paracatu, motioning for an additional term date of 20 days for the submittal of an answer regarding the methodology proposed by the MPMG referring to that analysis and answer of the motion made by the impacted.

On July 19, 2017, SAMARCO filed a motion for the proposal of a methodology of submittal of answer to the impact, who should direct their questions to SAMARCO/Fundação.

On September 28, 2017, the Public Ministry was awarded to see the records.

On February 6, 2018, a settlement hearing among the parties was held, where there was an agreement on the reparation guidelines referring to the right of housing of the impacted by the rupture of the Fundão dam, through a partial settlement.

On March 27, 2018, a settlement hearing among the parties was held.

On June 26, 2018, the Public Ministry filed a motion for the establishment of the raising of the amount of R$5.477.850,04, which shall be used to continue the work of registration of all victims of Mariana, owing to the rupture of Fundão dam.

On May 3, 2018, Vale, Samarco and BHP filed a motion for an answer to the motion for the raising made by the Public Ministry, so that this measure should be bound to the submittal of specific documents by Cáritas — report on the progress of the works and accountability.

On May 14, 2018, there was the judgment granting the motion made by the State Public Ministry, to grant the raising of the amount of R$5.477.850,04 (Brazilian reais), which shall be used on the progress of the work of registration of the victims of Mariana, owing to the rupture of the Fundão dam.

Chance of loss	Possible

Analysis of the impact in the event of loss/ Reasons for significance of the lawsuit for the Company

The amount attributed to the case by the MPMG is of R$2.000.000.000,00 (Brazilian reais). However, it should be emphasized that the suit is still on a very preliminary stage, which makes it difficult to perform a more accurate analysis of the damages, in the event of loss.

11) Lawsuit n. 0273073-38.2015.8.13.0105

Court	5th Civil Court of Governador Valadares — TJMG

Instance	1st instance

Date of institution	12/28/2015

Parties of the lawsuit	MP-MG (“Author”) and Samarco, Vale, Serviço Autônomo de Água and Esgoto (“SAAE”, and, jointly with Samarco and Vale, “Defendants”)

Amounts, assets or rights involved

Value attributed to the case by the Author of R$1.000.000,00. Owing to the object and the current stage of the suit, the Company understands that the value involved is inestimable, in an eventual conviction.

Main facts

On 23 de December 23, 2015, o MP-MG filed a civil lawsuit aiming at the conviction of the Defendants (i)to submit a management plan for the solid residues from the water treatment stations in the municipality of Governador Valadares, with the adequate final destination of those residues; as well as (ii) to abstain from allocating, in any way, residues from the water treatment in any water course or in natura, until the implementation of the management plan.

On December 25, 2015, there was a judgment granting the motioned preliminary injunction, establishing that the Defendants should submit a solid residues management plan on water treatment stations of the Municipality of Governador Valadares and that those should abstain to allocate residues from the water treatment in any water course in natura or in opencast until the implementation and operationalization of the mentioned plan, establishing a daily fine in the event of non- compliance and establishing the reversion of the burden of proof.

Against this decision, Samarco and Vale filed an interlocutory appeal, which was granted a partial supersedeas.

On January 29, 2016, Vale filed the answer alleging being legitimate party to be on the passive pole of the complaint, since SAAE is the single responsible for the public supply of water in Governador Valadares. Owing to this, it moved for the extinction of the suit, without appreciation of merits, owing to the lack of interest of action by the Author. Considering the hypothesis of non-extinction of the suit without resolution of merits, Vale also moved for the judgment of the inappropriateness of the moves formulated in the complaint; besides the conviction of the Author to pay award of costs and attorneys’ fees.

On February 22, 2016, SAAE filed a motion for the judgment of inappropriateness of the suit, so that the obligation to give final destination to the mud extracted after the water treatment be attributed to Vale and Samarco.

On May 05, 2016, o MP-MG filed impeachment to the answers submitted by the defendants.

On May 17, 2016, there was an order subpoenaing the defendants to indicate the evidences they intend to produce.

On July 05, 2016, Vale, Samarco and BHPB filed a motion in the records for the production of additional documentary and expert evidences.

On September 20, 2016, Samarco filed a motion into the records for the submittal of the suit to the 12nd Federal Court of Belo Horizonte.

On November 1st, 2016, the appellate decision was included in the records, accepting the injunction of non-jurisdiction of the 5th Civil Court of the County of Governador Valadares, ordering the remittance of the records to the 12th Federal Court of Belo Horizonte. Then, the PO-MG had rights to see the records.

On December 05, 2016, the PO-MG filed a motion for the pursuance of the feat, since the appellate decision that accepted the injunction of non-jurisdiction has not been res judicata.

On March 27, 2017, the appellate decision was included into the records regarding the interlocutory appeal n. 0040043- 83.2016.8.13.0000, filed by VALE, accepting the injunction mentioned, to order the submittal of the records to the 12th Federal Court of the Judicial District of Belo Horizonte.

On May 31, 2017, SAMARCO motioned for the submittal of the records to the Federal Court, notwithstanding the granting of supersedeas to the special appeal submitted by the Public Ministry, motioning for the amendment of the appellate decision that recognized the jurisdiction of the 12th Federal Court of Belo Horizonte to judge the suit.

On March 23, 2018, there was an order granting the motion for production of expert evidence.

Chance of loss	Possible

Analysis of the impact in the event of loss/ Reasons for significance of the lawsuit for the Company

The Public Ministry alleges that the accident of the Fundão dam impacted directly the water supply in the Municipality of Governador Valadares and intends to perform a continuous evaluation of the drinkability of the water supplied in that locality.

The action is still in a very initial stage in order to evaluate the impacts. Notwithstanding the above, the Company also considers the suit relevant on account of the subject discussed.

12) Lawsuit n. 1:15-cv-09539

Court	New York Federal Court

Instance	United States District Court for the South District of New York

Data of institution	07/12/2015 (First Complaint) and 29/04/2016 (“Amended Complaint”).

Parties of the suit

Alameda County Employees’ Retirement Association and Orange County Employees Retirement System (“Authors”) and Vale S.A., Murilo Pinto de Oliveira Ferreira, Luciano Siani Pires and Gerd Peter Poppinga (“Defendants”).

Values, assets or rights involved.	The authors did not specify the values of the alleged damages.

Main facts	Vale and some of its executives were considered defendants in potential suits referring to securities before the New York Federal Court, moved by investors holding American Depositary

Receipts issued by Vale, base of the American federal law on securities (U.S. federal securities laws). In legal suits it is alleged that Vale made false and deceitful affidavits or did not divulge the risks and dangers of the operations of the Fundão dam of Samarco and the adequacy of the related programs and procedures. The authors did not specify a value for the alleged damages, in these suits, they have only motioned for the conviction of the defendants in reimbursing the damages suffered, which shall be calculated during the expertise evaluation stage.

On March 7, 2016, the relevant judge in class actions related to securities ordered the consolidation of those actions and assigned lead plaintiffs and attorney.

On April 29, 2016, the leading plaintiffs of the action motioned for a complaint amended and consolidated, which shall be the initial motion in the suit.

On July 25, 2016, Vale filed a motion to dismiss the amended and consolidated motion to dismiss, alleging basically (i) that the cause to ask from the plaintiffs does not justify a Securities Fraud Claim; (ii) that the plaintiffs did not identify which omissions had been perpetrated by the defendants; (iii) that the plaintiffs did not demonstrated malice from the defendants in swindling the market; and (iv) that the authors did not impute any illicit act to individual defendants.

On March 23, 2017, The Court issued an order for the extinction of the suit regarding most part of the motions against Vale and the individual defendants, besides judging extinct all motions against the CEO of Vale, at the time, Mr. Murilo Ferreira, and regarding the personal responsibility of the control of the individual defendants. The small part of the suit that remains limited to some declarations regarding the risk mitigation that were part of the Sustainability Report of Vale, in 2013 and 2014, and isolated declarations regarding Vale’s liability for the rupture of the Fundão Dam, made during a single telephone conference, in November 2015.

On April 06, 2017, a Vale moved for clarifications/reconsideration asking that other motions made by the plaintiffs shall be considered extinct.

On April 07, 2017, a Vale submitted a schedule proposal for the next measures regarding the action. The parties agreed regarding this schedule and, on April 14, 2017 they had a meeting with the judge in order to establish future term dates.

At end of April 2017, the discovery stage began, during which the authors submitted initial disclosures, asking the submittal of several documents and the referral of persons that may have knowledge of facts or bear documents related to the rupture of the Fundão dam.

On May 05, 2017, Vale submitted its Initial Disclosures, with the referral of persons that might furnish documents or render declarations regarding to facts alleged in the action.

Presently, the collection and survey of the documents for the evidence production stage is in progress. Concomitantly, it was scheduled for October 04, 2017, an initial hearing with the judge in charge of the case, to discuss the class certification, with the analysis if the Authors have fulfilled the legal requirements for the filing of a class action. Vale intends to continue to defend itself from these suits.

Chance of loss

As a consequence of the preliminary nature of the suits, it is not possible to assert the extension of results or precise estimates on the potential exposure, on this stage, and no provision to this effect has been made.

Analysis of impact in the event of loss/ Reasons of significance of the suit to the Company.	Eventual loss could result in financial damages and in the image and reputation of the Company.

13) Case no. 0073114-91.2016.4.01.3800 (old number 0000640-06.2016.8.08.0014)

Court	12th Federal Court of Belo Horizonte (origin: 2nd Civil Court of Colatina — Court of Justice of the State of Espírito Santo)

Instance	1st instance

Date of filing	01/15/2016

Parties in the suit	(“MP-ES”) and Samarco Mineração SA (“Samarco”), Vale S.A. (“Company” or “Vale”) and BHP Billiton Brasil Ltda. (“BHPB”) (together, “Defendants”)

Amounts, goods or rights involved

The value attributed to the claim by the Plaintiff is R$ 2,000,000,000.00. In view of the object and progress of the proceeding, the Company understands that it is the amount involved in an eventual condemnation to be invaluable.

Main facts

On January 15, 2016, the MP-ES filed a public interest civil action seeking the condemnation of Samarco for the payment of diffuse emotional distress, due to the alleged constraints experienced by the population of the municipality of Colatina, due to the rupture of the tailings dam in the city by Mariana. For information on this accident, see item 7.9 of this Reference Form.

The plaintiff has filed provisional remedies, through which he intends: (i) to block the amount of R$ 2 billion in the Defendants’ accounts, in order to guarantee future execution; (ii) removal of the fiscal confidentiality of the Defendants; (iii) provision of documentation relevant to the accident; and (iv) communication to the CVM regarding this demand.

In this sense, the MP-ES requested the disregard of the corporate entity of the shareholders of Samarco, claiming that, although there is no evidence that Samarco, owner and operator of the Fundão Dam, is in a state of insolvency, it could happen.

On January 22, 2016, the MP-ES filed an amendment to the complaint, whereby it included as a beneficiary the Municipal Consumer Protection and Defense Fund, in the amount of R$ 2,000,000.00.

On January 19, 2016, Samarco filed a defense whereby it argued that measures to protect those impacted by the accident had already been implemented and that the financial resources were being fully used to remediate the damages caused by the accident. In addition, Samarco argued that provisional remedies were not useful to justify their acceptance, and that, in addition, they could jeopardize additional efforts to mitigate the impacts caused by the accident.

On February 11, 2016, the decision denying the interlocutory relief requested by the MP-ES regarding the freeze of moneys of the defendants was handed down.

On February 17, 2016, the MP-ES filed an interlocutory appeal (“AI”) against the decision that denied the provisional remedy, requesting the freezing of R$ 2.0 billion Reais and disregarding of corporate entity of the Defendants, among other measures.

On March 10, 2016, the decision that postponed the analysis of the active effect sought by the MP-ES was pronounced, so that, before the decision, the Trial Court Judge was notified to provide information, as well as summoned the Defendants to produce a statement.

On March 23, 2016, a decision was pronounced regarding the AI filed by the MP-ES, which maintained the decision that had been appealed. Since it is a decision by the trial court, however, one must await the trial of the appeal by a panel of judges.

On April 19, 2016, Vale filed appellee’s brief to the appeal, requesting its rejection.

On April 25, 2016, Vale filed a defense, requesting the judgment of insufficiency of the plaintiff’s claims; in addition to the judgment against the Plaintiff for the payment of legal costs and fees, in the absence of collective emotional distress to be indemnified.

On June 16, 2016, the MP-MG filed an objection to the answers presented by the defendants, reiterating in full the terms of the complaint.

On October 3, 2016, an order was issued, attesting to the existence of a positive conflict of jurisdiction regarding claims related to the dispute, and for this reason, determined the subpoena of the MP-MG for statement on the appellate decision.

On November 04, 2016, a decision was rendered determining the remittance of the case to the 12th Federal Court, in compliance with the appellate decision rendered within the scope of the interlocutory appeal No. 000320103.2016.8.08.0014, filed by the MP-MG, which accepted the preliminary argument of lack of jurisdiction raised by the defendants and ordered the remittance of the case to the 12th Federal Court.

On November 23, 2016, the case was remitted to the 12th Federal Court of Belo Horizonte.

On March 29, 2017, a decision was published that, considering the confirmatory decision rendered under proceedings Nos. 697586120154013400 and 238630720164013800, suspended the action.

In the first instance, the Defendants have already filed a defense, requesting the denial of the claim.

Chance of loss	Possible

Analysis of the impact in case of loss / Reasons for the relevance of the proceeding to the Company

The financial impact can reach up to R$ 2,000,000,000.00, which was the amount in dispute given by the MP-ES. It should be noted, however, that the lawsuit is still at a very early stage, which makes it difficult to analyze damages more precisely in the event of loss.

14) Case no. 0062888-27.2016.4.01.3800 (old number 0016395-63.2016.8.13.0521)

Court	12th Federal Court of the Judicial District of Belo Horizonte (origin: 2nd Civil Court of the Judicial District of Ponte Nova — Court of Appeals of the State of Minas Gerais (“TJMG”)

Instance	1st instance

Date of filing	02/18/2016

Parties to the case	Prosecution Office of the State of Minas Gerais (Plaintiff) (“MP- MG”) e Samarco, Vale e BHP (collectively, “Defendants”)

Amounts, goods or rights involved

The value attributed to the claim by the Plaintiff is R$ 600,000,000.00. In view of the object and progress of the proceeding, the Company understands that it is the amount involved in an eventual condemnation to be invaluable.

Main facts

On February 17, 2016, the MP-MG filed a public-interest civil action, whereby it intends to order that Defendants adopt certain measures aimed at recovering the damages allegedly caused to the urban environmental heritage of the Municipality of Barra Longa, District of Gesteira and Village of Barretos. The MP-MG intends to determine the compliance, by the Defendants, of generic obligations to do, as well as the preventive constriction of a sum in order to “guarantee” the future performance of measures still unknown.

On February 19, 2016, a decision was rendered by the TJMG, granting the preliminary injunction, in order to (i) partially grant the interlocutory relief determining the fulfillment of the following obligations, under penalty of a daily fine of R$ 500,000.00: (a) of basic, structural and executive projects for the full recovery of impacted public assets, and (b) to carry out works to contain the entire Rio do Carmo river bed in the necessary stretches, (ii) to determine the blockade of R$ 500,000,000.00, and (iii) to determine the submission of an agreement proposal, if any.

On February 18, 2016, Samarco filed a petition, whereby (i) it requested that (a) the case be remitted to the Federal Court, given the lack of jurisdiction of the TJMG to adjudicate the case, (b) the designation of a conciliation hearing between the parties before the examination of a possible preliminary injunction, as well as (ii) it stated that Samarco has already implemented several supporting measures, in addition to the execution of a preliminary commitment instrument with the Federal Prosecution Office and the MP-MG for the creation of a fund, in the amount of R$ 1.0 billion, to repair social and environmental damages resulting from the disaster.

Additionally, in the context of the above-mentioned petition, Samarco already clarified that documents that demonstrate the relevant deposits and guarantees have been provided, in the amount of R$ 2.3 billion, as well as the adoption of measures aimed at repairing alleged social and environmental damages of the Fundão Dam’s accident. Furthermore, it argued that the granting of financial constraints could have negative effects on Samarco and on the obligations assumed by it to mitigate the impacts resulting from the rupture of the dam in Mariana. Therefore, it requested the dismissal of the injunction formulated at the initial.

On February 23, 2016, a decision was issued that determined the maintenance of the records in the State Court.

On March 1, 2016, Samarco, on petition, stated its interest in settling on the terms of the claim.

On March 4, 2016, Samarco filed a petition with the purpose of expressing its opinion on the decision that granted the preliminary injunction, in which it stated that it had begun the works for the reconstruction, recovery and repair of the public assets affected by the accident, as well as contracting specialized company, called 3T Construções, to act in this action.

On March 17, 2016, Samarco filed a petition in which it demonstrated the full compliance with the preliminary injunction, and it is certain that all necessary emergency measures are already being executed.

On March 18, 2016, Vale filed a petition with the purpose of evidencing compliance with the preliminary injunction, stating that Samarco hired specialized companies to start the Barra Longa infrastructure reconstruction activities, and the projects are in the elaboration phase.

Against the injunction, Vale, BHP and Samarco filed an interlocutory appeal, to which a suspensive effect was granted.

On April 8, 2016, Vale filed an answer in order to demonstrate that the measures pleaded by the Plaintiff have already been spontaneously complied with by Samarco. As a result, it requested the dismissal of the case, without prejudice, given the Plaintiff’s lack of interest in acting. Considering the hypothesis of the case not being dismissed without solving the merits, Vale also requested the judgment for the defendant of the requests formulated at the initial pleading, by means of the revocation of the granted injunction, in addition to the conviction of the Plaintiff for the payment of attorneys’ fees and costs.

On May 11, 2016, the plaintiff challenged the arguments presented by the defendants, reiterating the reasons stated in the initial pleading.

On March 30, 2016, a permit was issued for the withdrawal of the blocked amounts in Samarco’s accounts.

On June 8, 2016, a permit was issued for the withdrawal of the blocked amounts in Vale and BHPB’s accounts.

On June 27, 2016, the parties were summoned to indicate the evidence they intended to produce.

On July 5, 2016, Vale filed a petition stating that it intends to produce oral evidence, complementary documentary evidence, expert evidence and judicial inspection. Similarly, Samarco and BHPB have manifested themselves.

On October 11, 2016, a decision was issued that determined the submission of the case to the 12th Federal Court of Belo Horizonte.

On October 25, 2016, the records were received at the 12th Federal Court of Belo Horizonte.

On March 29, 2017, a decision was published that, considering the homologation decision issued in the scope of cases No. 697586120154013400 and 238630720164013800, suspended the act until further decision.

On July 6, 2017, SAMARCO filed a petition requesting the issuance of a permit to collect the amounts still uncompleted in an account linked to the proceeding.

On September 15, 2017, the permit for the withdrawal of the amounts in favor of SAMARCO was issued.

Chance of loss	Possible

Analysis of the impact in case of loss / Reasons for the relevance of the proceeding to the Company

The financial impact can reach up to R$ 600,000,000.00, which was the value of the cause given by the MP-MG. It should be noted, however, that the lawsuit is still at a very early stage, which makes it difficult to analyze damages more precisely in the event of loss.

15) Public-Interest Civil Action no. 23863-07.2016.4.01.3800

Court	12th Federal Court of Belo Horizonte

Instance	Trial court

Date of filing	03/05/2016

Parties to the case

The Federal Prosecution Office (“MPF” or “Plaintiff”) and Samarco, BHPB, Vale, the Union, Minas Gerais and Espírito Santo States, the Brazilian Water Agency (“ANA”), the Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA”), the Brazilian Department of Mineral Production (“DNPM”), the Chico Mendes Institute of Biodiversity (“ICMBio”), the Brazilian Indian Foundation (“FUNAI”), the

Brazilian Health Surveillance Agency (“ANVISA”), the Brazilian Institute of Historic and Artistic Heritage (“IPHAN”), the Brazilian Bank of Economic and Social Development (“BNDES”), the State Forestry Institute (“IEF”), the Minas Gerais Water Management Institute (“IGAM”), the State Foundation of the Environment (“FEAM”), the Minas Gerais State Institute of Historic and Artistic Heritage (“IEPHA”), the State Institute of Environment and Water Resources (“IEMA”), the Espírito Santo Institute of Agricultural and Forestry Defense (“IDAF”) and the State Agency for Water Resources (“AGERH”) (together, “Defendants”).

Amounts, assets or rights involved

The amount attributed to the cause by the Plaintiff is R$ 155,052,000,000.00. In view of the object and progress of the proceeding, the Company considers the amount involved in a possible conviction to be inestimable.

Main facts

On May 03, 2016, the MPF filed a public-interest civil action, through which it requires (i) the adoption of measures aimed at mitigating the social, economic and environmental impacts resulting from the rupture of the Fundão dam, as well as other emergency measures; (ii) judgement against the Defendants for the payment of compensation to the community for the time in which it would have been impossible to enjoy a balanced environment; and (iii) judgement against the Defendants for the payment of collective personal injury. The following are among the requests made: that (i) the Defendants, mutually, within 30 days, deposit in their own private fund, under their own management and inspection by independent auditors of a specialized company, the initial value of R$ 7,752,600.000,00, which will be intended for the execution of the socio- environmental and socio-economic initial and emergency programs; (ii) the defendant companies, mutually, within 30 days, present adequate bonds in the amount of R$ 155,052,000,000.00; (iii) the defendant companies, mutually, in the event of a blocking or restrictive measure on the values of the fund, pay, within 5 business days, an amount equivalent to the amount blocked, in order to recover the minimum available net balance; (iv) a determination of the prohibition of encumbrance or alienation of the fixed assets of the Defendant companies, and the measure shall include, but not limited to, real estate, mining rights and equity interests held in the national territory; (v) the prohibition of distribution of profits by the defendant companies be ordered, either on the form of dividends, interest on own capital, or any other means; (vi) the judicial blocking of amounts derived from the profits of the companies that have not been distributed to date be ordered; (vii) the defendant companies, mutually and, in a subsidiary manner, the public entities: a) present a plan for the recovery, mitigation and social and environmental compensation of the entire environmental impact occurred as a result of the rupture of the Fundão dam, within 90 days; b) present a plan for the recovery, mitigation, compensation and socioeconomic indemnity of the entire socioeconomic impact occurred as a result of the rupture of the Fundão dam, within 90 days; (viii) the defendant companies and, in a subsidiary manner, the public entities, who pay the expenses and fees of international bodies that may be involved in the definition processes the most appropriate economic, social and environmental reparation measures, especially in the intermediation and interlocution with the affected communities; (ix) the defendant companies start and implement, as soon as the technique permits, the necessary actions to reestablish the environmental balance, restoration of the environment affected by the rupture of the Fundão dam, and recovery, compensation and indemnification for socioeconomic damages, through the programs, projects and actions comprised in the environmental recovery plan of the entire environmental impact and in the socioeconomic recovery plan previously expected and duly approved by the Government, and this obligation must fall mutually between the defendant companies, and in a subsidiary manner to the public entities; (x) the Defendants adopt effective measures capable of permanently interrupting the dragging of mining tailings still retained in the Germano Complex or accumulated on the banks of the Gualaxo do Norte, Carmo and Doce rivers to their water bodies; (xi) the Defendant companies adopt effective measures capable of ensuring the stability and safety of the remaining structures used by Samarco in the city of Mariana and, within 30 days, present: a) proof of the adoption of measures to ensure the stability of the Germano Dam, the Santarém Dam and the other structures remaining in the Fundão (Dykes 2, Sela, Tulipa and Selinha); b) plan of emergency actions to be adopted in case of rupture of structures; c) systematized update of the existing Emergency Action Plan based on a new “Dam Break” study of the Germano Dam, Santarém Dam and other remaining structures of Fundão; d) improvement of the roads indicated for the displacement of the population potentially affected in the event of a new rupture, including by paving the expected escape route for the population of Barra Longa, which connects this municipality to that of Ponte Nova (MG); (xi) the companies, within 10 days, submit a detailed plan of short-term actions, without harm to the subsequent presentation of a definitive plan, for the management of the tailings from the Fundão dam; (xii) the Defendant companies carry out the environmentally appropriate disposal of mining waste that is removed from the area affected by the rupture of the Fundão dam, with its introduction into another production chain; (xiii) the defendant companies, within 10 days, submit a detailed short-term action plan, without harm to the presentation of a subsequent definitive plan, for emergency actions for revegetation, reforestation and restoration of permanent preservation areas; (xiv) the defendant companies present, within 60 days, a preliminary diagnosis of all permanent preservation areas degraded along the marginal riverbanks of the Doce River Hydrographic Basin and, based on the diagnosis, elaborate a plan of emergency actions of its full recovery; (xvi) the defendant companies, within 30 days, initiate the execution of a plan of emergency actions for the recovery and conservation of the aquatic fauna, which must contain at least the following lines of action: a) schedule of actions for temporary restocking of affected native species; b) measures to support entities that have conserved specimens collected in the Arca de Noé Operation for the conservation of genetic material and the development of research; (xvii) that, within 30 days, the defendant companies submit and initiate the execution of a plan of emergency actions for the recovery of cultural assets of material nature and preservation of the cultural heritage of the districts of Bento Rodrigues, Paracatu de Baixo and Gesteira, as well as the Municipality of Barra Longa, following at least the following parameters: a) development and implementation, through authorized professionals, of archaeological project of the affected sites; b) dissemination of the scientific knowledge already produced regarding the archaeological heritage of the affected region, which access and continuation of research was made unfeasible by the changes in relief caused by the rupture; c) execution of works of recovery of the affected cultural heritage, preferably by means of school-sites that favor the use and training of local labor; d) actions for the rescue, the generational transmission and the promotion of the cultural activities of the communities, such as parties and celebrations, traditional knowledge and techniques, workmanship and cooking; (xviii) to the defendant companies that, within 30 days, complete the process of registration of all those affected, considering for this purpose all entities, individual or legal, and communities that have suffered material or immaterial impacts as a result of the rupture of the Fundão dam, located in the municipalities bathed by the Doce, Gualaxo do Norte, Carmo Rivers, Santarém creek and estuarine, coastal and marine areas between the municipalities of São Mateus (ES) and Aracruz (ES), among others.

According to MPF’s request, the values indicated therein were not determined by reason of Samarco’s dam accident, but by an unsubstantiated comparison of oil spills in the Gulf of Mexico.

On May 9, 2016, the records were withdrawn by the Office of the General Counsel for the Federal Government, for statement purposes. Then, the Federal Government filed for the denial of the preliminary injunction claims.

On June 03, 2016, a petition was filed by BHPB without prejudice to the filing of an answer within the legal term, requesting the denial of the MPF’s preliminary injunctions without first hearing the defendants. It was basically alleged: (i) the absence of periculum in mora (danger of delay); (ii) the absence of fumus boni iuris (appearance of truth); and (iii) the existence of significant reverse risk.

On June 21, 2016, the State of Minas Gerais filed a petition requesting the denial of the claims for interlocutory relief made by plaintiff and requesting the dismissal of the case without prejudice due to the lack of interest in the suit by the MPF.

In July 2016, the Court excluded all government authorities and BNDES as defendants in this proceeding. In addition to it, the decision postponed the examination of preliminary injunctions for after the preliminary conciliation hearing and gave Samarco a notice to clarify, within 30 days, the issue of containment of the mud carried by the rains, specifying the emergency measures to be adopted.

On July 26, 2016, a decision was rendered granting the motion for clarification from MPF to institute a fine of R$ 150,000.00 against defendants on the ground of failure to comply with the preliminary injunction.

On August 10, 2016, Samarco filed a petition stating that it would comply with the preliminary injunction and take all necessary measures to reinforce the remaining structures, in addition to the containment and management of the Fundão tailings. However, it stated that, given the complexity of the necessary measures, the definitive solutions take time, so that it would be unreasonable to comply with the MPF’s preliminary injunction requesting that the defendants be ordered to pay a fine and to dredge and dry the tailings existing in the region.

In September 2016, a preliminary conciliation hearing was held.

On October 05, 2016, a hearing was held among the parties and their lawyers to determine how to hire the firms specialized in expert evidence. Moreover, the compensation program developed by the companies was submitted and will be assessed by the MPF. A new meeting was held on October 28, 2016, in which the same topics were addressed.

On November 11, 2016, a decision was rendered shifting the burden of proof and notifying the experts to submit their fee proposals. In addition to it, the decision gave the defendants notice to file their defenses.

In January 2017, Samarco, Vale and BHPB entered into two preliminary agreements with the Federal Prosecution Office regarding this public-interest civil action and the public-interest civil action under No. 0023863-07.2016.4.01.3800 filed by the Brazilian government and others.

The Preliminary Consent Decree I, already partially ratified, has the purpose of defining the procedures and the negotiation schedule for the execution of a final consent decree, expected to occur by June 30, 2017. This Preliminary Consent Decree I creates the basis for the conciliation of two public-interest civil actions that seek to establish socio-economic and socio- environmental reparations and compensations for the impacts of the rupture of the Fundão Dam: (i) the Public-Interest Civil Action No. 0023863-07.2016.4.01.3800, filed by the MPF (the amount indicated by plaintiff of R$ 155 billion), and (ii) the Public-Interest Civil Action No. 0069758-61.2015.4.01.3400, filed by the Federal Government, by the States of Minas Gerais and Espírito Santo, and other government officials (R$ 20.2 billion). Both actions are pending before the 12th Federal Court of the Judicial District of Belo Horizonte.

The Preliminary Consent Decree I further provides: (a) the hiring of “experts” chosen by the MPF and paid for by the companies to perform a diagnosis and monitor the progress of the 41 programs of the TTAC signed on March 2, 2016 between the companies, the Federal Government and the governments of Minas Gerais and Espírito Santo and other governmental authorities; and (b) the holding of at least 11 public hearings by April 15, 2017, 05 being in Minas Gerais, 03 in Espírito Santo, and the others in the indigenous lands of Krenak, Comboios and Caieiras Velhas, with the purpose of allowing the participation of the communities in the definition of the content of the final consent decree.

Additionally, a second Preliminary Consent Decree was executed, which establishes a timetable for the availability of funds for the programs of reparation of the socio-economic and socio-environmental damages caused by the rupture of the Fundão Dam in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova, worth R$ 200 million (“Preliminary Consent Decree II”). This Preliminary Consent Decree II was ratified by the Judge of 12th Federal Court on March 23, 2017.

On January 24, 2017, Vale filed an interlocutory appeal against the decision that shifted the burden of proof, alleging, among other things, the inapplicability of the precautionary principle to the case, violation of the principle of legality, and the inconsistency of the shifting of the burden to the hypothesis.

On January 26, 2017, a decision was rendered suspending the course of the procedural deadline for the deposit of R$ 1.2 billion and opened a five-day deadline for the plaintiffs to express their opinion on the Preliminary Consent Decree I, executed between the defendants and the MPF.

On March 16, 2017, a decision was rendered which (i) partially ratified the Preliminary Consent Decree I and II, determining the suspension of the case until further judicial deliberation, (ii) accepted, for the time being, the guarantees provided for in the Preliminary Consent Decree I, with the caveat that they do not replace or modify the preliminary injunction order for cash deposit.

On May 15, 2017, a joint petition was filed by the defendants, requiring an additional 30 days to define the entity that will carry out the socio-economic diagnosis of those affected.

On May 15, 2017, a decision was rendered granting the delay of the term required by the defendants.

On June 13, 2017, a petition of the defendants was inserted in the record requesting an additional 30 days to conclude the negotiations on the definition of the company that will carry out the socio-economic diagnosis, upon which the Federal Prosecution Office agreed by means of a petition filed on June 26, 2017.

On July 6, 2017, a joint petition of Samarco, Vale and BHP was filed requesting the extension of the term of suspension of the case until October 30, 2017.

On July 17, 2017, a decision was rendered which (i) reiterated the suspension of the case to safeguard the term for challenging the Federal Prosecution Office’s answer, and (ii) failed to examine the request filed by the Public Defender’s Office for the Federal Government, towards joining the suit, as it will be the object of deliberation in the record of the ACP (Public-Interest Civil Action) of 20 Bi.

On August 28, 2017, a petition was filed by the Municipality of Mariana requesting its acceptance as an assistant co-party or, alternatively, as a simple assistant.

On October 31, 2017, a decision was rendered which, by granting the request submitted by Samarco, Vale, BHP and the Federal Prosecution Office, ratified a partial amendment to the Preliminary Consent Decree, granting the deadline until November 16, 2017 for the submission of the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Consent Decree and of the confirmatory decision dated March 16, 2017.

On November 20, 2017, a decision was rendered which, by granting a request submitted by Samarco, Vale, BHP and the Federal Prosecution Office, ratified a partial amendment to the Preliminary Consent Decree, granting the deadline until April 20, 2018 for the submission of the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Consent Decree and of the confirmatory decision dated March 16, 2017.

On April 24, 2018, Samarco, Vale and BHP filed a petition, requesting authorization to hire the Getúlio Vargas Foundation to act in the socio-economic diagnosis of the impacts resulting from the rupture of the Fundão Dam.

On May 3, 2018, a decision was rendered authorizing the hiring of the Getúlio Vargas Foundation to act in the socio-economic diagnosis of the impacts resulting from the rupture of the Fundão Dam.

On May 4, 2018, Samarco filed a motion for clarification on the decision that authorized the hiring of the Getúlio Vargas Foundation to act in the socio-economic diagnosis of the impacts resulting from the rupture of the Fundão Dam, so that a material mistake could be remedied, clarifying that it will act as technical assistant to the Federal Prosecution Office.

On May 8, 2018, a decision was rendered granting the motion for clarification filed by Samarco, to clarify that the Getúlio Vargas Foundation will act as technical assistant to the Federal Prosecution Office.

Currently, the parties remain in negotiations for the final consent decree, and the action is suspended until June 25, 2018, prevailing the effects of the decision rendered on March 16, 2017.

Chance of loss	Possible

Analysis of the impact in case of loss / Reasons for	The amount in dispute given by the MPF is R$155,052,000,000.00. It should be noted, however, that the

the relevance of the proceeding to the Company	lawsuit is still at a very early stage, which makes it difficult to analyze damages more precisely in the event of loss.

16) Case No. 16-CV-8800

Court	Nova York Federal Court

Instance	United States District Court for the Southern District of New York

Filed on	3/6/2017

Parties:	Holders of debt securities issued by Samarco Mineração S.A. (Hereinafter referred to as the “Plaintiffs”) and Samarco, Vale e BHPB (hereinafter collectively referred to as “Defendants”)

Amounts, assets or rights involved	Amount to be assessed during the pre-trial phase.

Main facts

In March 2017, the Plaintiffs filed a collective action claiming indemnification for alleged violations of bond laws and other credits related to the purchase and sale of debt securities issued by Samarco.

The Plaintiffs claim that Vale would have made false and misleading representations or omitted disclosures on the risks and hazards of the operations at Samarco’s Fundão dam and the adjustment of related programs and procedures.

After the Fundão dam rupture incident that took place in November 2015, the Plaintiff state that the bonds suffered a severe devaluation, so that the investors who had mistakenly purchased them should be indemnified.

On April 4, 2017, the Plaintiffs filed a petition voluntarily waiving any suits that had been raised against individual Defendants.

On June 26, 2017, Vale and the other Defendants collectively filed a motion to dismiss the suit.

On August 1, 2017, the motion to dismiss was disputed by the Plaintiffs.

On August 31, 2017, Vale and the other Defendants collectively filed a reply against the dispute filed by the Plaintiffs.

In March 2018, the judge handed down a decision that rendered the motion to dismiss as extinct without prejudice and determined that the Plaintiffs should submit an amendment of the complaint. The Plaintiffs have already submitted the amendment and on April 30, 2018 the judge defined a new schedule for the lawsuit, according to which a new motion to dismiss should be submitted on May 21, 2018 against the group of Defendants. On May 21, 2018 the Defendants submitted a motion to dismiss.

Chances of loss	Possible

Impact analysis in case of	An ultimately unfavorable decision in the lawsuit could cause

loss/ Reasons of the relevance of the lawsuit for the Company	financial losses to the Company, as well as damage to its image.

17) Case no. 0033942-91.2016.8.13.0400

Court	1st Civil Court of Mariana/MG

Instance	1st instance

Filed on	9/28/2016

Parties	Public Prosecutor’s Office of the State of Minas Gerais (Plaintiff) (hereinafter referred to as “MP-MG”) and Samarco, Vale and BHP (hereinafter collectively referred to as “Defendants”)

Amounts, assets or rights involved

Amount attributed to the lawsuit by the Plaintiff: R$1,394,308.39. Considering the subject matter and the progress of the lawsuit, the Company understands that the amount of a final sentence could be incalculable.

Main facts

On August 29, 2016, the Public Prosecutor’s Office of the State of Minas Gerais filed this public civil action claiming that the suspension of Samarco’s activities might have prevented the City of Mariana from receiving the Financial Compensation for the Exploitation of Mineral Resources — “CEFEM”, which proceeds would be usually destined to health and education expenditures. This is the reason why it asks for the Defendants to be preliminarily required to make a monthly payment to the Government of the City of Mariana in the amount of R$ 1,394,308.39, corresponding to the monthly average amount of the City’s revenue from Samarco’s activities.

On September 12, 2017, a decision was handed down rejecting the temporary restraining order requested by the Public Prosecutor’s Office of the State of Minas Gerais.

Against that decision, the Public Prosecutor’s Office lodged a bill of review, the temporary restraining order of which was rejected (case no. 0766492-37.2016.8.13.0000)

On December 6, 2017, Samarco filed an objection stating that Public Prosecutor’s Office’s request was unreasonable, since the Public Prosecutor’s Office was not entitled to do so. Moreover, Samarco states that the payment of such compensation is not due, since its operations have been stopped.

On August 31, 2017, Vale submitted its objection, where it requested the litigation to be extinct, since the Public Prosecutor’s Office is not entitled to claim any ownership rights inherent to the City of Mariana; and the requests to be judged with prejudice, as the payment of a compensation would not be applicable given the suspension of Samarco’s operations.

On November 7, 2017, an order was handed down summoning the parties and asking them to point out any questions of fact and law that they regarded as relevant to the judgment of the case.

On November 20, 2017, the petitions were filed in accordance with the order dated November 7, 2017.

Chances of loss	Possible

Impact analysis in the event of loss/ Significant reasons of the suit for the Company.

The financial impact may reach R$1,394,308.39, which was the value in dispute as determined by the Minas Gerais Public Prosecutor’s Office. However, it should be noted that the lawsuit is still at a very early stage, which prevents us from providing a more precise analysis of the losses in the event the Defendant is not successful in the litigation.

18) Case no. 0019601-77.2017.4.01.3800 (formerly case no. 0041994-76.2016.8.13.0400)

Court	12th Federal Court of Belo Horizonte/MG

Instance	1st instance

Filed on	10/26/2016

Parties:	Public Prosecutor’s Office of the State of Minas Gerais (Plaintiff) (hereinafter referred to as “MP-MG”) and Samarco, Vale and BHP (hereinafter collectively referred to as “Defendants”)

Amounts, assets or rights involved	Value in dispute: R$150,000,000.00. Considering the subject matter and the progress of the lawsuit, the Company understands that the amount of a final sentence could be incalculable.

Main facts

On October 26, 2016, the Public Prosecutor’s Office of the State of Minas Gerais filed this public civil action in an attempt to have VALE, SAMARCO and BHP sentenced to recover any damages allegedly caused to speleological assets, such as shelters, grottoes, and caves.

On November 22, 2016, the pre-trial conference was held; however, the parties failed to reach an agreement.

On February 8, 2017, SAMARCO filed its opposition asking for the lawsuit to be dismissed, as virtually all of the cavities identified by the Plaintiff as challenged are not legally protected. As for the other points, SAMARCO demonstrated the lack of evidence of the alleged damages as claimed by the Plaintiff. Moreover, Samarco asked the records to be sent to the 12th Federal Court, given the interest of the Federal Government in this litigation.

On February 16, 2017, the oppositions submitted by VALE and BHP were adjoined, both of which requested the lawsuit to be dismissed.

On April 7, 2017, the case records were definitely sent back to the 12th Federal Court of Belo Horizonte.

On September 6, 2017, an order was published granting the MPF access to the records, so that the MPF could submit its position on its entitlement to file this lawsuit. On October 30, 2017, an order was published determining a stay of proceedings considering the decision handed down in cases no. 23863-07.2016.4.01.3800 and no. 69758- 61.2015.4.01.3400.

Chances of loss	Possible

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company

The financial impact may reach R$150,000,000.00, which was the value in dispute as determined by MP-MG. However, it should be noted that the lawsuit is still at a very early stage, which prevents us from providing a more precise analysis of the losses in the event the Defendant is not successful in the litigation.

19) Case no. 1009492-23.2017.4.01.3400

Court	22nd Federal Court of the Federal District Chapter

Instance	1st instance

Filed on	8/9/2017

Parties

Max Mauran Pantoja da Costa, Antonio Augusto de Miranda e Souza, Ronaldo Tedesco Vilardo, Silvio Sinedino Pinheiro, and Délvio Joaquim Lopes de Brito as the Plaintiffs, and Vale S.A., Valepar S.A., Banco Nacional do Desenvolvimento Econômico e Social — BNDES, BNDES Participações S.A. — BNDESPAR, Fundação dos Economiários Federais — FUNCEF, Fundação Petrobrás de Seguridade — PETROS, Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI and the Federal Government, as the Defendants

Amounts, assets or rights involved	Incalculable amount.

Main facts

This citizen suit was filed by some FUNCEF executives and oil workers against Vale, Valepar, BNDES, BNDESPAR, the Federal Government, FUNCEF, PETROS and PREVI, with a request for an injunction, so that a suspension would be granted for: i) the conversion of Vale preferred stocks into common stocks; ii) the extinction of the existing control block; iii) the merger of Valepar by Vale; and iv) all other acts and deliberations made at the Special General Meeting held on June 27, 2017, where the acts required for Vale to have access to the B3 New Market were approved. As for the merits, the annulment of said General Meeting was requested pursuant to the allegation that Vale’s new corporate structure and its access to the New Market would cause damage and losses to the Federal Government and the respective entities and controlled companies.

The injunction was rejected by the Court and as no appeal was lodged against it, it is now stabilized.

On January 22, Vale, on its own behalf and as a successor to Valepar, objected to the action. The defense of the other Defendants is still being awaited.

Chances of loss	Possible.

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	The lack of success in such lawsuit may cause relevant financial and reputational losses to the Company.

20) Case no. 0024916-76.2013.8.08.0024

Court	10th Civil Court of Vitória/ES

Instance	2nd instance

Filed on	4.20.2005 (Labor Court) and 7.10.2013 (State Court)

Parties	Sindfer — Union of Railway Company Workers of the States of Espírito Santo and Minas Gerais X Vale S.A. and Fundação Vale do Rio Doce de Seguridade Social — Valia

Amounts, assets or rights involved	Value of the matter in controversy as attributed by the Union: R$ 18,000.00. The amount involved, according to an analysis of the Company as of December 31, 2017 was R$ 1,092,996,403.81.

Main facts

This lawsuit was filed on April 20, 2005 with the Labor Court under no. 0045300-92.2005.5.17.0007, where the Union appeared as a procedural representative and the substituted parties were workers admitted before April 30, 2005 who continued with a valid employment relationship. In this action, the workers claim that at their admission they automatically adhered to the Private Retirement Plan maintained by Vale with VALIA, whereby they regarded such plan as an integral part of their employment agreement for all legal purposes.

In this action, the workers claim:

•The nullity of the agreement regarding the migration from the Valia Supplementary Retirement Plan to Vale Mais, with a return to the previous plan;

•That the Defendants should be ordered to maintain all the conditions and advantages of the existing plan when each of the workers was admitted, provided that any more beneficial conditions that may have occurred after the migration are preserved;

•That the Defendants should be ordered to proceed with the collection of any differences in contributions in favor of Fundação Valia since the date of the undue migration to the Vale Mais Plan, namely from 5.1.2000 until the date of the actual full payment, as well as with the collection of any amounts to establish the mathematical reserve, in accordance with the rules in force at the admission of each of the workers, duly adjusted;

•Indemnification for pain and suffering to be paid to each worker, in an amount equal to 10 basic wages earned by such worker, plus any legal advantages as in force at the time when the lawsuit was initiated; and

•Payment of any differences related to any benefits that may have been granted after this action was filed and as granted under the Vale Mais Plan rules.

On October 8, 2010, the sentence dismissing the action was published. The Union and Plaintiff lodged an appeal against the first-instance judgment and, on November 12, 2011, a court decision was published admitting the ordinary appeal lodged by the Plaintiff and, as for the merits, the appeal was partially granted so as to admit the preliminary allegation claiming non- adjudication based on the lack of analysis and judgment of the request for pain and suffering; as well as it partially accepted the preliminary allegation of nullity of the judgment based on the curtailment of the right of defense to declare the nullity of the judgment and determine that the court records should return to the court of origin, in order to resume the pre-trial phase.

After the records were returned to the court of origin, a new pre- trial phase began with expert evidence proceedings. However, on March 18, 2013 a new first-instance decision was handed down, where the judge understood that, as the lawsuit involved a complementary allowance to the retirement plan from a non- profit retirement entity, based on the interpretation of the Brazilian Supreme Court - STF, Labor Courts would not have material jurisdiction, which is granted to the State Courts.

After the parties were summoned, no appeals were lodged, and the case was sent ex officio on July 8, 2013 to the State Court of Vitória/ES under no. 0024916-76.2013.8.08.0024. Then, the judgment dismissing the claim was handed down. The Union and Plaintiff lodged an appeal and we filed our answer brief. At the session held on March 13, 2018, the lodged appeals were judged so as to unanimously accept VALIA’s Consolidated Appeal to declare the forfeiture of the request for nullity of the migration to the Vale Mais Plan, considering the expiration of the deadline for filing an action. The court decision has not been published yet.

Chances of loss	Remote

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	The relevance of the action is due to the adjusted amount of the remote loss forecast (as of December 31, 2017), that is, R$ 1,092,996,403.81.

(iv) Environment

The tables below contain an individual description of the environmental lawsuits regarded as relevant for the businesses of the Company and/or its controlled companies.

1) Case no. 0317.02.002974-8

Court	2nd Civil Court of the Court District of Itabira - Minas Gerais

Instance	1st instance

Filed on	9/26/1996

Parties	Government of the City of Itabira (Plaintiff) and Vale (Defendant)

Amounts, assets or rights involved	R$5,761,357,466.09 (as of December 2017)

Main facts

The city of Itabira claims indemnification for the expenditures it might have incurred with public services rendered as a consequence of Vale’s mining operations. The proceedings were stayed until the writ of mandamus filed by Vale—claiming that favorable evidence used in another lawsuit (item 2 below) should be used in this action—was judged. In January 2012, the writ of mandamus was judged to the detriment of Vale. However, these proceedings have been stayed, since the first- instance court still has not received any information from the Court of Justice of Minas Gerais related to the judgment of the writ of mandamus. The proceedings will only be able to resume its normal flow after such communication. Furthermore, the parties filed a joint petition on March 12, 2013 asking for the action to be put in abeyance until an agreement was reached. On March 27, 2014, the proceedings were stayed by an agreement between the parties, but it was later resumed as the parties failed to reach an agreement. On November 19, 2015 an order was published asking the City of Itabira to inform of the judgment of the writ of mandamus. On March 29, 2016, the City of Itabira informed that Writ of Mandamus no. 1.0000.07.465984-8/000 was denied and summoned the already appointed Expert to produce an expert testimony. The records have been ready for a decision since March 31, 2016. The records were returned without an order and was prepared for judgment on February 8, 2017, which have remained at this status since that date.

On January 26, 2018 the expert was still awaiting do being summoned.

Chances of loss	Total amount as split between a possible loss (15%) and a remote loss (85%).

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	An occasional unfavorable decision in the lawsuit would cause significant financial losses to the Company, but there is no risk that the operations might stop.

2) Case no. 0317.02.007032-0

Court	1st Civil Court of the Court District of Itabira - Minas Gerais

Instance	1st instance

Filed on	8/22/1996

Parties	Government of the City of Itabira (Plaintiff) and Vale (Defendant)

Amounts, assets or rights involved	R$4,947,896,892.14 (as of December 2017)

Main facts

The action initiated by the City of Itabira, in the State of Minas Gerais, claiming that the operations in the iron mines at Itabira caused environmental and social damages and demanding the restoration of the location and the conduction of environmental recovery programs in the region. An expert examined was made for this action and the expert report jointly issued by the Brazilian Environment and Natural Resources Institute (“IBAMA”) and the State Environment Foundation (“FEAM”) was favorable to Vale. However, the City requested new expert evidence to be produced, which was accepted by the judge. For this purpose, a multidisciplinary from the Lavras Federal University was designated. On November 6, 2012 a conciliation hearing was held, where the request for staying the proceedings until May 6, 2013 was accepted so that the parties would try to reach an agreement. Considering the expiry of the stay term, the City was summoned to express its opinion on the amount of the expert’s fees. In February 2014, the City of Itabira submitted its declaration regarding the proposal of expert’s fees and asked the amount of R$1,604,000.00 to be reviewed, considering that the City may provide some inputs, such as accommodations, meals and the plants, maps or sketches.

On May 7, 2015 a judicial order was published summoning the appointed expert to express himself and inform on the possibility of reducing the expert’s fees within ten (10) days. On January 19, 2016, the declaration petition was filed by Vale, which confirmed that the expert examination to be prepared for this action had been requested by the City of Itabira and, for that reason, the Company is not responsible for paying the expert’s fees, in accordance with Article 33 of the Brazilian Code of Civil Procedure. On February 15, 2016 it was informed that the deadline for the Plaintiff—the City of Itabira—for filing its declaration had expired without any declaration being submitted. On June 6, 2016 another expert was appointed to replace the former one and the presentation of the respective fees is still pending. On January 30, 2017 the case records were sent to the City Treasury Attorney’s Office. On January 30, 2018, the records were prepared for a judicial order.

Chances of loss	Total amount as split between a possible loss (7%) and a remote loss (93%).

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	An occasional unfavorable decision in the lawsuit would cause significant financial losses to the Company, but there is no risk that the operations might stop.

3) Case no. 5087538-63.2016.8.13.0024

Court	1st Court of the State Public Treasury and Instrumentalities of the Court District of Belo Horizonte - Minas Gerais

Instance	1st instance

Filed on	6/17/2016

Parties:	Vale and MBR (Plaintiffs) and the State of Minas Gerais (Defendant)

Amounts, assets or rights involved	R$101,126.99 (as of December 2017)

Main facts

This is an Annulment Action filed by Vale and MBR against the State of Minas Gerais seeking the annulment of Tax Assessment no. 88525/2016, which determined the embargo of all the operations carried out within 250 meters from the natural underground cavities existing at the Jangada and Feijão mines.

In June 2016, an interim protection was granted to suspend the effects of the Tax Assessment referred to in the complaint, thus allowing the companies to resume their operations at the embargoed areas, provided that no environmental impact occurs that may be regarded as a violation pursuant to the law.

The State lodged a Bill of Review, which was partially granted, for the single purpose of determining the penalty guarantee, and the injunction that had been granted was maintained.

The amount of R$ 83,074.72 related to the penalty imposed at the Tax Assessment was judicially deposited as determined by the Court of Justice of Minas Gerais.

After the arraign and objection was submitted, the main case is now at evidence specification phase.

Chances of loss	Possible

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company

If the precautionary measure is revoked, then Vale may be required to suspend approximately 50% of its operations at the affected mines, with potential consequences to the production volumes, costs or reserves in its iron ore business. The total production in the Jangada and Feijão mines was 49 thousand metric tons and 7.8 million metric tones, respectively, in 2017.

4) Case no. 26.295.47.2012.4.3700

Court	8th Federal Court of São Luís - Maranhão

Instance	1st instance

Filed on	7/22/2012

Parties:	Sociedade Maranhense de Direitos Humanos, Conselho Indigenista Missionário (CIMI), Centro de Cultura Negra do Maranhão - CNN (Plaintiffs) and IBAMA and VALE (Defendants).

Amounts, assets or rights involved	Incalculable.

Main facts

The aim of a public civil action is to suspend the licensing process for the expansion of the Carajás railway. For that purpose, the Plaintiffs claim that the environmental licenses granted by IBAMA were based on an environmental study that was insufficient to characterize — globally - the impacts caused by the works, in addition to fragmenting the environmental licenses in order to replace the company’s obligation with the environmental compensation due as a consequence of the installation of the site. Finally, after some criticism against the required licensing model, the Plaintiffs required a declaration of invalidity of the licensing process.

In July 2012, the court granted the requested injunction by determining the suspension of all the building works and operations related to the expansion of the Carajás railway. Both Vale and IBAMA lodged appeals (bills of review) intending to revert the judicial decision, as well as submitted to the President of the TRF (Regional Federal Court) of the 1st Region (DF) a request for an injunction suspension by claiming (i) the risk of serious, irreversible economic losses that might occur if said injunction remained in force, as well as (ii) the fact that the environmental study prepared by Vale fully complied with CONAMA Resolution 237, so that there was no justification for the Plaintiff’s request related to the risk of a serious social and environmental unbalance. The request for suspension was accepted by the President of the TRF of the 1st Region and the Plaintiffs lodged an appeal against that decision. However, they were not successful in it and the decision in favor of Vale was maintained.

At the first instance, both Vale and IBAMA submitted their defenses claiming (a) the regularity of the licensing process, (b) that the study clearly defined all the diagnoses as to the impacts on the areas and communities under direct or indirect influence of the works (including traditional communities), and (c) the need for respecting the competence and technical discretion of IBAMA to conduct and complete the environmental study. In a recent decision, a federal judge has accepted the Federal Public Defender’s request to become a Plaintiff in the action. Vale lodged an appeal against that decision, which was in line with the opinion issued by the Federal Prosecutor Office (“MPF”), by stating that the Public Defender’s Office lacked legitimacy to appear in the action. The appealed decision was maintained, and the succession term was re-established for the Public Defender’s Office, IBAMA and VALE to submit their oppositions. The Public Defender’s Office corroborated the annulment of the Licensing and IBAMA was requested to submit new information on the operation of the railway and how the families would be removed from the area. After IBAMA declaration on August 12, 2014, the records were sent to the judge’s analysis. The injunction was rejected on September 15,

2014, and the State of Pará stated that it had no interest in the lawsuit. On February 27, 2015, an order was published informing the beginning of the term for Vale to submit its declaration on the licensing process produced by IBAMA.

On March 17, 2016 the production of expert evidence was accepted, as requested by Vale, which presented requisites and technical assistants on April 5, 2016.

On December 5, 2016, the MPF filed a petition opposing to the requisites presented by Vale.

On May 23, 2017, the records were prepared for the judge to decide on the acceptance of the requisites presented by Vale and the opposition submitted by the MPF.

The parties are still awaiting the above-mentioned order to be handed down and the requested expert examination to be provided.

Chances of loss	Possible

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company

A decision against Vale may affect the licensing process for the EFC expansion, as well as impact VALE’s logistic operations for the implementation of the distribution plan for the production originated from the S11D Project.

5) Case no. 0013741-46.2017.8.08.0024

Court	5th State Court of the Treasury, City, Public Registers, Environment and Health

Instance	1st instance

Filed on	5/25/2017

Parties	Associação Juntos SOS ES Ambiental (Plaintiff) and Vale (Defendant)

Amounts, assets or rights involved

Loss and/or limitation of the right to exploit artesian wells, payment of damages (without liquidation at the complaint), material (without liquidation at the complaint) and moral losses (without liquidation at the complaint) due to the claim of diseases caused by an alleged contamination, as well as the payment of collective moral or material indemnification resulting from an alleged violation of diffuse rights (as liquidated at the complaint in the amount of R$ 10,000,000.00). The value of the litigation is set in R$ 100,000,000.00.

Main facts

This Public Civil Action was filed by the Associação Juntos SOS ES Ambiental against Vale with a preliminary request for an urgent relief and a penalty involving an obligation to act, where the exploitation of artesian wells is question and the contamination of the Greater Vitória aquifers by Vale is claimed, as well as its operation of the Tubarão Complex. The urgency relief was requested for Vale to (i) suspend the exploitation of artesian wells, (ii) take measures to eliminate the alleged contamination of tanks, reservoirs and ponds of its industrial complex, (iii) submit evaluations at all water collection wells, tanks, reservoirs and ponds, (iv) implement an improvement plan for the sanitary treatment systems, (v) submit/execute implementation or expansion projects for high environmental risk undertakings and any other sources of great environmental impact (vi) submit a hydrological study to evaluate water availability and non-impact on the Greater Vitória aquifer, and (vii) submit an authorization for using underground water. The requests for an urgency relief were not granted. As for the merits, the Plaintiff requests that Vale should be sentenced to pay damages, property damages and those resulting from pain and suffering, to those who suffered from any diseases caused by the alleged contamination, as well as to pay an indemnification for personal or property damages, as a consequence of the alleged violation of diffuse rights, in the amount of R$ 10,000,000.00. The amount in controversy is established at R$ 100,000,000.00. Vale was served process on October 10, 2017.

Chances of loss	Remote.

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	In an event of a negative outcome, the Company will suffer expressive losses and inestimable damages to its reputation.

6) Case no. 0002505-76.2015.4.02.5001

Court	1st Federal Criminal Court of the Federal Justice of Espírito Santo

Instance	1st instance

Filed on	12/4/2015

Parties	Federal Police of Brazil (Plaintiff) and Vale (Defendant)

Amounts, assets or rights involved

Suspension of Vale’s operations at Pier II and the Coal Pier at the Port of Tubarão due to potential environmental damages resulting from the fall of iron ore and the emission of particulate materials into the atmosphere and at the marine area around Pier II and the Coal Pier.

Main facts

On January 21, 2016, the Federal Justice of Espírito Santo ordered the suspension of the Company’s operations at Pier II and the Coal Pier at the Port of Tubarão due to potential environmental damages resulting from the fall of iron ore and the emission of particulate materials into the atmosphere and at the marine area around Pier II and the Coal Pier. Vale’s operations at Pier II and the Coal Pier at the Port of Tubarão were stopped for four days until the Regional Federal Court of the Second Region (“TRF”) suspended the effects of the injunction. TRF granted Vale 60 days for it to implement certain actions to monitor, control and attenuate the fall of iron ore and the emission of particulate materials into the atmosphere and the ocean. This 60-day term expired on March 25, 2016, and the Company understands that it is compliant with the requirements imposed by the TRF. At the first instance, an expert was appointed by the judge, and both Vale and the Public Attorney’s Office (“MPF”) submitted their requisites. The expert examination determined at the judgment of the writ of injunction began in April 2018.

On July 4, 2016, the TRF confirmed that the effects of the injunction had been suspended and ordered an expert examination to confirm whether Vale had properly implemented the actions to monitor, control and mitigate the release of iron ore at the terminal. Vale lodged an appeal against a portion of the TRF order. However, such action will not impact the performance of such expert examination, which began in April 2018.

As a part of this process, the Company will be required to meet certain additional requirements to stop or attenuate the release of iron ore and emissions of particulate materials into the atmosphere and the ocean.

On September 28, 2017, Police Investigation no. 523/2014 (“IPL”), which caused the injunction, was reported and suggested that Vale should be charged. The IPL records were sent to MPF for a decision as to the filing of a criminal accusation against Vale. The MPF may initiate other actions against Vale in the future and request injunctions to suspend operations at the Port of Tubarão. We cannot estimate whether the MPF will adhere to the recommendations of the Federal Police or initiate other actions against Vale, including some that may result in an additional suspension of our operations at the Port of Tubarão. We will strongly oppose to any action initiated against Vale resulting from any conclusions of the investigations conducted by the Federal Police.

Chances of loss	Possible.

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	In an event of a negative outcome, the Company will suffer expressive losses and inestimable damages to its reputation.

7) Proceeding no. 0002383-85.2012.4.01.3905

Court	Federal Court of the Judiciary Subsection of the City of Redenção

Instance	1st Instance

Opening date	05/28/2012

Parties to the proceedings

Federal Government Attorney’s Office (“MPF” in Portuguese) (plaintiff); Kakarekré Indigenous Association of Defense of the Xikrin People of the Djudjeko, Tuto Pombo Indigenous Association, Porekro Indigenous Association of Defense of the Xikrin People of the Cateté, Pore Kayapó Indigenous Association, Bayprã Indigenous Association of Defense of the Xikrin People of the Oodja (“Associate Co-plaintiffs”); Vale, National Indian Foundation (“FUNAI”) and the State of Pará (“Defendants”).

Values, goods or rights involved

The value is undefined, taking into consideration that it is a claim involving (i) indemnity value, which will depend on the expert examination for definition, as well as (ii) the request to stop the nickel operations of the Onça Puma Company, in the State of Pará.

Main facts

In 2012, MPF filed a Public Civil Action (“PCA”) against Vale, the State of Pará and FUNAI, pursuing the suspension of the nickel Company operations at the Onça Puma mine, in the State of Pará, due to the alleged impact over the Xikrin of the Cateté and Kayapó indigenous communities located near the mining site. MPF argues (i) that the Company’s operations would be contaminating the waters of the Cateté River which crosses the Xikrin indigenous land (“IL”), (ii) that the Company failed to meet certain conditions originating from the environmental licensing of the Onça Puma mine undertaking and (iii) that the State of Pará should not have granted an environmental license for said undertaking. Additionally, MPF has claimed the payment of indemnity in favor of the Indians and a monthly deposit of the amount of BRL 1.0 million, until the final and unappealable decision of the suit, in favor of the Xikrin and Kayapó indigenous villages.

On October 18, 2012, the court did not recognize the urgency of the preliminary injunction entered in the sphere of the PCA, having denied said injunction requested by MPF.

 On May 25, 2015, past three years after the denial of the injunction, MPF filed a request for reconsideration by the court of Redenção, claiming that the operations of the Onça Puma mine undertaking would be contaminating the Cateté river, causing health damage to the indigenous tribes and, therefore, it reiterated the request to stop the undertaking and start payment of a monthly indemnity in the amount of BRL 1.0 million for the benefit of the Xikrin and Kayapó indigenous villages.

On June 02, 2015, the court of Redenção partially accepted MPF plea, determining that Vale would monthly deposit the approximate amount of BRL 400 thousand, to be received and divided proportionally among the villages integrating the Xikrin IL.

In June, 2015, Vale and the indigenous associations appealed against the preliminary injunction. Vale rose up against the obligation to pay a monthly sum, and the indigenous associations, for their turn, spoke out concerning the monthly amount defined by the court (BRL 400 thousand).

On June 25, 2015, the Appellate Judge-Rapporteur denied the injunction to Vale’s request and granted the injunction to the plea of the indigenous associations, increasing the monthly deposit amount to BRL 1.7 million, to be received and divided proportionally among the villages integrating the Xikrin IL. On July 09, 2015, Vale entered a Writ of Mandamus (“WM”) addressed to the President of the Federal Regional Court of the 1st Region (“TRF 1”), requesting the suspension of the effects of the preliminary injunction which had increased the monthly deposit amount. In view of the delay in the analysis of the proposed WM and the possibility of expiry of the deadline to comply with the preliminary injunction approved by the Federal Appellate Judge, Vale deposited in court the amount of BRL 1.7 million, which had been defined through an injunction, having said amount already been released to the Indians.

On July 20, 2015, TRF 1 Disciplinary Board Appellate Judge accepted the WM entered by Vale and approved preliminary injunction, suspending the effects of the decision which increased the amount of the deposit and even the obligation to make the deposits.

On July 14, 2015, MPF filed another appeal, claiming the increase of the obligation to a monthly deposit initially determined by the judge of Redenção, requesting that Vale would have the duty to deposit the monthly amount of BRL 1.0 million per village affected by the undertaking, as well as the immediate stoppage of the Onça Puma mine undertaking. In a new decision, the same Appellate Judge which had approved the first increase, totally accepted the request made by MPF.

On August 21, 2015, Vale entered a new WM, addressed to the President of TRF 1, against this new injunction for compensation increase and stoppage of the undertaking activities.

In view of the delay in the analysis of the proposed WM and the possibility of expiry of the deadline to comply with the preliminary injunction approved by the Federal Appellate Judge, Vale deposited in court the amount of BRL 7.0 million, being that, from said amount, BRL 3.0 million would be designated to the Xikrin IL villages and BRL 4.0 million to the Kayapó IL villages.

On August 28, 2015, the Disciplinary Board Appellate Judge once again accepted the WM entered by Vale, and granted the injunction in favor of the Company, determining the suspension of the effects of the order which had decided for the stoppage of the Onça Puma mine undertaking and the (second) increase of the monthly amount to be deposited.

On September 16, 2015, on account of this new decision regarding the WM, MPF filed a claim for stay of preliminary order before the President of the Superior Court of Justice (STJ in Portuguese), claiming a public order and health nature risk. After gathering the manifestation of all the interested parties (Vale, the State of Pará and the Indigenous Associations), the STJ Chief Justice Minister recognized the risks presented by MPF and granted an injunction, determining the suspension of the effects of the previous one obtained by Vale in a WM, deciding for a new stoppage of the Onça Puma mine and the resuming of the monthly BRL 7.0 million deposits.

Due to the delay in analyzing the proposed appeal and the possibility of expiry of the deadline to comply with the preliminary injunction, Vale deposited in court the amount of BRL 7.3 million.

On October 29, 2015, the State of Pará filed an appeal to suspend the injunction before the Federal Supreme Court (STF in Portuguese) Chief Justice, arguing that the paralysis of the undertaking would bring a series of damages to the State. The STF Chief Justice determined all the interested parties to manifest themselves about the request made by the State of Pará. In this opportunity, Vale complemented the information presented by the State.

On November 11, 2015, Vale entered a manifestation to the STF Chief Justice, clarifying that (i) as determined by FUNAI,

the fulfillment of mitigation and compensation of impact actions turned to be made by means of Environmental Basic Plans (“EBPs”) and not through management plans anymore; (ii) the Kayapó EBP was implemented and was in full execution concerning the actions therein outlined; and (iii) the Xikrin EBP was partially implemented since, up to that date, Vale had not yet been authorized to enter in the IL to execute the EBP actions.

On November 12, 2015, Vale and the State of Pará filed an appeal against said decision before the STJ Plenary and, in parallel, entered a request before the STJ Chief Justice for non- release of the amounts, until the final judgment of the mentioned appeals.

On December 16, 2015, STF suspended the effects of the injunction granted by STJ, thus releasing the operation of the Onça Puma mine undertaking, also determining the implementation, in up to 120 days, of the Management Plan and the remaining mitigating and compensatory measures regarding the impacts of the Onça Puma undertaking over the ILs.

During the 120 days’ time, Vale held a series of meetings with MPF and the Indians, with the intention of enabling the access to the IL to execute the EBP actions, as well as formulated, and subsequently increased, an economic compensation proposal. However, the Indians kept denying access to the IL, and did not accept the proposal.

In view of the time elapsed without the execution of the actions defined in the preliminary injunction decision approved by the STF Chief Justice, the Plaintiffs entered a request to release the resources deposited in court (BRL 14.3 million) under the argument that Vale was not interested in complying with the decision.

In decision issued in April, 2016, the STF Chief Justice understood that the determination to release or not the deposits would be the Redenção court’s. The parties have manifested themselves in relation to this decision.

On May 05, 2016, Vale presented a manifestation opposing the allegations, requesting the amounts to be kept in the court’s account.

On May 18, 2016, the Federal Court of Redenção partially accepted the request made by Vale and rejected the requests made by the Associations and MPF, keeping the resources deposited in court blocked.

In the same month of May, the Indigenous Associations filed an Appeal addressed to TRF 1 (AI no. 0027838- 88.2016.4.01.0000) against the decision of the Federal Court of Redenção, which denied the release of resources. When becoming aware of this new appeal, Vale petitioned to the AI Rapporteur, requesting that the injunction be analyzed only after Vale’s manifestation, which was accepted.

On June 15, 2016, started the STF judgment of the appeals entered by VALE (ED (motion for clarification)) and by MPF (Interlocutory Appeal— AGR) against decision issued by the STF Chief Justice in the case records of the SL no. 933-PA/2016, which had released the operation of the Onça Puma undertaking and determined the implementation of the management plan and remaining mitigating measures within the 120 days’ time, under penalty of return of the monthly deposits. On account of some doubts from the part of the other participating ministers, especially Min. Barroso, which requested to see the records, the judgment was suspended.

In view of the judgment suspension and the denial to release from the part of the court of Redenção, the Indigenous Associations filed a Complaint (“RCL”) at STF, proceeding no. 24.179-PA/2016, pleading the release of the resources. In a preliminary analysis, STF Chief Justice denied the Associations’ request, due to the danger of irreversibility of the measure.

Still in the month of June, 2016, Vale entered its manifestation in the AI (AI no. 0027838-88) presented by the Associations, reiterating the impossibility to fulfill the obligation of implementing the impact mitigating actions, due to the denial to have access to the Xikrin IL, despite the commitment undertaken with MPF and the Indians, of funding a technician to follow the actions on their behalf, and the fact that the Kayapó EBP was in full implementation. After Vale’s manifestation, the appeal Rapporteur requested the Associations and MPF to manifest themselves. The Associations reaffirmed their request and denied to have prevented the access to the IL. MPF, on its turn, reiterated the arguments previously presented for the release of the resources, and informed the Rapporteur that it was already negotiating with the Associations the signature of a Conduct Adjustment Agreement (“CAA”), to regulate the use of the resources released. After acknowledging the manifestations of all the parties, the Appellate Judge-Rapporteur decided to deny the request to release the amounts, arguing that STF had already analyzed the same request (RCL no. 24.179-PA/2016) and that he could not overrule the STF decision.

In the month of July, 2016, the Indigenous Associations filed a request for the STF Chief Justice to reconsider the decision issued in the case records of RCL no. 24.179-PA/2016, which was once again denied.

On August 12, 2016, MPF filed a petition to reconsider in the AI no. 0027838-88 presented by the Associations, arguing that, after analysis made by an MPF anthropologist and technicians that support the Indians, the impacts and the need for the resources by the Indians were proven. In the same request, MPF informed the signature of the CAA with the Associations, which handled the way to use the resources to be released.

In parallel, MPF entered a new AI against the decision of the

Court of Justice of Redenção, which denied the release of the amounts deposited, the one numbered 0042307- 42.2016.4.01.0000.

On June 15, 2016, Vale pleaded in the AI no. 0042307-42, requesting the preliminary injunction to be analyzed only after its manifestation, which is pending analysis from the part of the Rapporteur.

On the same day, the Appellate Judge-Rapporteur ruled over the reconsideration request made by MPF, deciding that he would only analyze the preliminary injunction after manifestation by the parties, starting with FUNAI. In spite the fact that FUNAI and the State of Pará have been summoned and that they have taken the case records for analysis, until now the requested manifestations were not presented.

On July 08, 2016, Vale registered its manifestation against the reconsideration request presented by MPF in the case records of the AI no. 0027838-88, pleading the non-release of any amount in favor of the Indians, arguing that it was prevented by the Indians (denial to enter the IL) from complying with the decision issued by the STF Chief Justice; that the Kayapó EBP was implemented and is in progress; and that the study prepared by the MPF anthropologist is unilateral, not submitted to the adversary proceeding.

On September 09, 2016, the Appellate Judge-Rapporteur of the AI no. 0027838-88 issued a decision, partially accepting the reconsideration request made by MPF, under the argument that it was proven the non-compliance by Vale of the STF decision (implementation in up to 120 days of the Management Plan and remaining mitigating measures) and determined the release of the resources deposited in favor of the Xikrin, to be used according to the conditions specified in the CAA signed with MPF, and enforced over the company the obligation to deposit BRL 3 million/month, as of 09/19/2016, in favor of the Indians of the Xikrin IL, until proof of compliance with the decision issued by STF, under penalty of a BRL 50 thousand fine per day of delay.

On account of the obscurities verified in the reconsideration decision issued in the AI no. 0027838-88, especially the total release of the amounts deposited to the Xikrin Community, since part of the amount deposited would be intended to the Kayapó Community, Vale presented an ED (motion for clarification). The same action was taken by the Associations representing the Indians integrating the Kayapó IL.

On September 15, 2016, Vale filed a new WM, no. 1004020- 90.2016.4.01.0000, addressed to the same Appellate Judge- Rapporteur that had analyzed the previous WM’s (MS no. 1001236-77 and MS no. 1001616-03), once again pleading the suspension of the effects of the decision issued in the AI no. 0027838-88, arguing a series of irregularities, highlighting the impossibility to reverse the effects of the injunction in case it was revoked, since, once the amount deposited in court was withdrawn and spent by the Indians, they would not have the conditions to reimburse Vale.

In parallel, Vale filed at STF, on September 16, 2016, an RCL (CLAIM) request, number 25.225-PA/2016, pleading once again the suspension of the effects of the decision issued in the AI no. 0027838-88, arguing another series of irregularities, with emphasis in the usurpation of the decision power, since it would be up to STF and not the Appellate Judge-Rapporteur of the AI no. 0027838-88 the decision to release or not the resource.

On September 19, 2016, the Appellate Judge-Rapporteur of the WM no. 1004020-90, partially accepted the request made by Vale and, based on the argument of irreversibility of the measure, partially suspended the effects of the decision issued in the case records of the AI no. 0027838-88, denying the release of the resources deposited. On the same day, the ACP Instance (Federal Court of Redenção) was notified to cancel any action aimed at releasing the resources deposited.

On September 20, 2016, the STF Minister present issued a preliminary injunction in the case records of the RCL no. 25.225-PA/2016, accepted the claim made by Vale and, preliminarily recognizing the competence usurpation from the part of the Appellate Judge-Rapporteur of the AI no. 0027838- 88, totally suspended, also for this reason, the effects of the decision issued in the referred to AI (no. 0027838-88), denying the release of the resources deposited, as well as the obligation to deposit the amount of BRL 3 million/month. On the same day, the ACP Instance (Federal Court of Redenção), as well as the one of the AI no. 0027838-88, were notified about the STF decision, with the recommendation to cancel any action in the sense of releasing the resources deposited and the requirement of new deposits by Vale.

On October 10, 2016, the Associations which represent a part of the Kayapó IL, filed in the case records of the Claim an Interlocutory Appeal against the decision issued by STF Chief Justice, arguing, in summary, the inexistence of competence usurpation that would justify the proposal of the deed and made the request to reconsider the decision or suspend its effects.

On December 14, 2016, MPF presented a manifestation, requesting the reconsideration of the preliminary injunction, in order to have the withdrawal authorized, in favor of the three Associations which represent the Xikrin communities, in the amount equivalent to 60% (sixty per cent) of the total currently existing deposits, which would have to be applied in accordance to the agreed by in the CAAs signed with the Federal Attorney General’s Office.

On December 15, 2016, the indigenous Associations filed an incidental request for urgent protection, pleading the release of the resources deposited by Vale, arguing that the community was in a needy situation, as a consequence of the damages caused by the Onça Puma undertaking operation.

On December 19, 2016, the indigenous Associations filed a request for reconsideration of the decision which had suspended the release of resources, arguing that the Xikrin indigenous community was in a needy situation and was manifesting itself about the Onça Puma undertaking.

On January 16, 2017, the Porekrô Indigenous Association filed an appeal in the case records of the RCL no. 25.255/2016, arguing, in summary, Vale’s failure to comply with the decision of Min. Lewandowski, since it had not implemented the determined management program, reiterating the request for release of the resources deposited.

On January 27, 2017, the Kakarekré and Bayprã Indigenous Associations filed appeals in the case records of the RCL 25.225/2016, with the same arguments displayed by the Porekrô Association, as well as the same request for release of the resources.

On March 24, 2017, the indigenous Associations reiterated the requests to reconsider the decision which had suspended the release of the resources deposited by Vale for the Xikrin. Such request, as well as the other ones, is pending analysis and judgment by the STF Chief Justice.

On April 25, 2017, representatives of the indigenous Associations met with the STF Chief Justice and reiterated the requests for agility in processing the pending deeds in the court, arguing, once again, the needy situation through which the Xikrin are passing, as well as the diseases they are suffering.

On May 08, 2017, an order was issued in the case records of the ACP (2383-85.2012), denying the injunction pleaded by Vale for a forced access to the Xikrin IL, with the intention of implementing the EBP. In the same order, it was accepted the attachment of the air inspection report made by Vale, as well as it was determined the replacement of the social assistant expert.

On May 31, 2017, the judgment of SL no. 933/PA-2015 was resumed, and Min. Barroso presented his vote upon further review, in disagreement with the initial reporting judge of the proceeding (Min. Ricardo Lewandowski), revoking the decision which suspended the effects of the injunction which ordered the interruption of the undertaking and payment of BRL 1,000.00/month/village, thus returning the issue to the ordinary instances, for understanding that it was not the STF’s role to evaluate factual matters. The STF judgment has not been published, yet.

On June 01, 2017, the Constitutional Complaint no. 25.255 — loss of the object — was deemed to be impaired, in view of the recent decision issued by STF in the case records of the SL 933/PA-2015.

On June 02, 2017, a request for action, in an urgent basis, was presented to the STF Chief Justice, in the case records of the SS no. 5115/PA-2015, asking for extinguishment of the SS for equality of effects, and thus eliminate the element which suspended the effects of the decision favorable to Vale, obtained through the WM.

On June 15, 2017, the STF Chief Justice requested information to the Appellate Judge-Rapporteur of the WMs, which are in progress at TRF 1st R, about the preliminary injunction which suspended the effects of the decision, which determined the stoppage of the undertaking, the execution of the monthly deposits and the release of resources to the Indians.

On July 06, 2017, the ACP (0002383-85.2012) Instance provided information to the rapporteur of the WM (1004020- 90.2016) in progress at TRF 1st R, informing the stage of the proceeding, especially the expert examination designated, which is in the phase of manifestation by the parties about the expert fees proposed. On the same day, FUNAI’s Attorney’s Office received the case records of the proceeding and started to count the time for the manifestation about the value of the expert fees presented, questioning the amount attributed by the mineral-metallurgy expert.

On September 13, 2017, the judgment of the AI no. 0042106- 84.2015 took place, where the 5th Panel of the TRF 1st Region decided to partially accept the vote of the Appellate Judge- Rapporteur and, as a support to the Principles of Precaution and Prevention, determined the stoppage of the Onça Puma undertaking and decreased the amount of the compensatory sum of BRL 1 million/month/village to 1 minimum wage/Indian/month, until Vale implemented the PGE.

On September 15, 2017, Vale was summoned of the court decision issued by the 5th Panel of the TRF 1st Region and, in compliance with the decision, suspended the activities of the Onça Puma mines operations.

On September 22, 2017, Vale entered a Motion to Clarify (MC) against the decision issued by the 5th Panel of the TRF 1st Region, indicating its obscurities, since the 5th Panel failed to analyze several arguments displayed by the company, as well as the emphasized contradictions.

On September 25, 2017, a motion to clarify was entered by the Bayprã and Porê Kayapó indigenous Associations.

On September 29, 2017, Vale made the payment of the approximate amount of BRL 35 million, being 2/3 for the Kayapó and the rest to the Xikrin, as a monthly compensatory sum.

On October 02, 2017, the first degree Instance denied the execution of control and safety activities, under the argument that Vale wanted to reassess the matter already decided by the 5th Panel of the 1st Region, as well as denied the request to anticipate the expert work, under the argument that the State of Pará, FUNAI and MPF had not accepted the value of the expert fees. Vale has attached copies of the payment slips to the case records and reiterated the request not to release the amounts while the obligation to render account is not fulfilled. The State of Pará entered motions to clarify against the decision issued by the 5th Panel of the TRF 1st Region.

On October 03, 2017, MPF entered motions to clarify against the decision issued by the 5th Panel of the 1st Region. The indigenous Associations entered a request to issue a permit for the release of the amounts deposited by Vale.

On October 03, 2017, the Appellate Judge-Rapporteur issued decision determining the sealing of the Onça Puma undertaking, in view of the complaint filed by the Indigenous Associations that the undertaking was in operation and that Vale was failing to comply with the decision.

On October 06, 2017, the first degree Instance, complying with the decision issued by the Appellate Judge-Rapporteur in the case records of the Appeal no. 0042106-84.2015, determined the issuance of a sealing warrant of the gates of the Onça Puma undertaking.

On October 07, 2017, Vale filed a Writ of Mandamus against the Appellate Judge-Rapporteur’s decision, which had determined the sealing of the gates of the undertaking.

On October 08, 2017, the Appellate Judge-Rapporteur approved an injunction in the case records of the Writ of Mandamus, determining the suspension of the effects of the decision issued in the case records of the Appeal and that a communication should be sent to the first degree Instance to suspend the order.

On October 09, 2017, Vale communicated to the first degree Instance the filing of a Writ of Mandamus and the attainment of an injunction. It has attached to the case records of the public civil action a letter issued by the Appellate Judge- Rapporteur, forwarding the preliminary injunction issued. The first degree Instance, in view of the injunction approved in favor of Vale, determined the removal of the warrant for compliance. An internal appeal was filed at the TRF 1st R against the decision of Appellate Judge Souza Prudente that determined the sealing of the gates of the Onça Puma undertaking. Vale communicated in the case records of the Writ of Mandamus the filing of an internal appeal in the case records of the Appeal no. 0042106-84.2015.

On October 10, 2017, Vale filed a motion to reconsider at the first degree Instance, in face of the waiver to review the amount paid as expert fees in case it is the winner of the suit, and reiterated the request for anticipation of the expert works.

On November 13, 2017, Vale entered a Writ of Mandamus

before Appellate Judge Souza Prudente, so that he would abstain from practicing any and all deeds regarding the temporary fulfillment of the urgent protection approved in the Appeal decision, also suspending any act in the sense of authorizing the withdrawal of the monthly deposits.

On November 21, 2017, the Bayprã Indigenous Association entered the Constitutional Claim no. 29162-PA at STF, arguing that the Writ of Mandamus Appellate Judge-Rapporteur had usurped the powers of Appellate Judge Souza Prudente and issued a decision contrary to the judgment of the Supreme Court.

On December 07, 2017, there was an MPF plea to the Appellate Judge Rapporteur of the Appeal, presenting the copies of the CAAs entered with the indigenous communities of the Kayapó IL and requesting the release of the amounts deposited.

On December 11, 2017, the Appellate Judge Rapporteur of the Appeal accepted the joint claim made by MPF and the Associations and determined the release of the amounts deposited in court. On the same date, the Coordinated Judicial Expert petitioned to the Instance of the Court of Redenção, informing the date of January 30, 2017 as the start of the designated environmental expert examination — Onça Puma undertaking, Cateté and Branco rivers, Xikrin IL.

On December 12, 2017, the Instance of the Court of Redenção issued a decision, denying the entering of the Municipality of Ourilândia do Norte, accepted the claim made by the Associations and MPF, and determined the issuance of a permit for release of the amounts deposited — 50% for each indigenous community. On the same date, the indigenous Associations received the judicial orders and made the withdrawal of the amounts deposited in court, of approximately BRL 40 million.

On December 14, 2017, a preliminary injunction was issued in the case records of the Writ of Mandamus, accepting Vale’s claim and determining Appellate Judge Souza Prudente to abstain from practicing acts of execution. On the same date, the Instance of the Court of Redenção received, through e-mail, from the Specialized Panel Secretariat of the TRF 1st R, copy of the preliminary injunction issued in the case records of the Writ of Mandamus. On the same date, Vale petitioned in the case records, requesting the first degree Instance to block the indigenous Associations’ accounts and return of the existing amounts to the judicial account.

On December 15, 2017, the Instance of the Court of Redenção informed the Writ of Mandamus Appellate Judge Rapporteur the receipt of the letter with the decision issued in the referred to Writ of Mandamus and that the amounts deposited had already been released to the Indians.

On December 18, 2017, MPF removed the proceeding of the

public civil action under examination, what made it impossible for Vale to analyze the claim presented.

On December 20, 2017, the STF Chief Justice denied continuation to the Constitutional Claim made by the Indians.

On January 16, 2018, an alignment meeting was held with Vale’s assistant experts and preparations were made for the expert examination to start on January 30, 2018.

On January 18, 2018, the case records were returned by MPF. A meeting was scheduled with the Judge of the Court of Redenção for January 26, 2018, to align the matters pertained to the expert examination; follow-up of the order for the claim entered by Vale and rendering of accounts of the amounts withdrawn by the Associations and their application, in accordance to the provisions of the CAAs entered with the MPF; and request of authorization to get access to the areas of the Onça and Puma mines, in order to implement corrective environmental measures.

On January 28, 2018, an expert examination was carried out at the Onça Puma undertaking, in the specialties of Civil Engineering, Forest Engineering, Metallurgy, Limnology, Ichthyology, Geology and Social Assistance.

On February 06, 2018, Vale filed a claim refuting the information of the Notice of Contestation drafted by a court official that inspected the area of the Onça Puma undertaking, and reiterated the request to access the area of the mines, in order to execute the environmental maintenance and safety activities.

On February 20, 2018, a claim was filed by Vale, attaching a certificate issued by DNPM (National Department of Mineral Production), informing that the Onça mine does not pour its drainage into the Cateté river, and requesting the suspension of the undertaking stop order or the release of the Onça mine only.

On March 09, 2018, an order was issued by Appellate Judge Neviton Guedes, in the case records of the Writ of Mandamus, to partially reform the decision of Appellate Judge João Batista Moreira, just to align it to the terms of the requested, modifying the provision which granted the preliminary injunction in general terms, to: (a) restrict the preliminary decision in the current mandamus action, to subsequently suspend only the part of the decision which prevented the operation of the facility of the Onça Puma undertaking, remaining therefore whole the decision issued in the part which suspended the exploitation activities of the mine itself; (b) seal any kind of contamination or residues deposit in the waters of the rivers, resulting from the facility activities, under penalty of immediate stoppage of its operation; (c) delegate to the original Instance the inspection of compliance with the decision.

On March 19, 2018, a meeting was held with the judge of the Federal Court of Redenção to present the decision issued in the case records of the Writ of Mandamus and, based on the specified in its item “c”, reiterate the demands made in the last four claims filed by Vale — (i) blockage of the Associations’ accounts, in view of the decision issued in the Writ of Mandamus and access authorization to the Onça and Puma mines, to execute corrective measures; (ii) disregard the information included in the notice of contestation drafted by the court official, on account of the inconsistencies indicated by Vale; (iii) presentation of the environmental risks report and reiteration of the claim to get access to the areas of the Onça and Puma mines, in order to execute corrective and environmental prevention measures and; (iv) request to release the mineral exploitation activity of the mines of the Onça Puma undertaking or, alternatively, of the Onça mine, based on the certificate issued by DNPM that the Onça mine has no drainage to the Cateté river. The magistrate informed that he would expedite the analysis of the requests, but has already anticipated that he would not take any decision about the release of the mineral activity without hearing the other parties and the TRF 1st Region.

On the same date, FUNAI’s Attorney’s Office entered a petition in the case records of the WM 1010592-20.2017, requesting the return of the deadline to manifest about the claims filed by Vale, since the court’s summons had been sent to a different location.

On March 22, 2018, MPF petitioned in the case records of the Writ of Mandamus, manifesting itself regarding the rejection of the mandamus, under the argument that the teratology mentioned by Vale was not configured and that the procedural acts performed by Appellate Judge Souza Prudente are in accordance to what is provisioned in the TRF 1st R Internal Regulation.

On April 02, 2018, the indigenous Associations petition in the case records of the Writ of Mandamus, informing the correct address of the Attorney’s Office of the State of Pará.

On April 13, 2018, Vale entered a petition in the case records of the Writ of Mandamus, showing some irregularities in the use of the resources withdrawn by the Indians and the failure to comply with some obligations defined in the CAA entered with MPF.

On April 30, 2018, the motions to clarify presented by Vale and the State of Pará against the decision issued by the 5th Panel of the TRF 1st R were included in the agenda, being the session of May 16, 2018 designated for judgment of the appeals.

On May 14, 2018, the motions to clarify were removed from the agenda by decision of the Appellate Judge Rapporteur.

Chance of loss	Possible loss, since the proceeding is still in the instruction phase, being that the technical expert examination requested by the parties is not yet concluded.

Analysis of the impact in case of loss/ Reasons of the relevance of the process to the Company	Possibility of considerable financial impact in case Vale is convicted, as well as in case of stoppage of the operations in the Onça Puma Mine.

8) Process no. 0001254-18.2016.4.01.3901

Court	2nd Federal Civil Court of the Judiciary Subsection of Marabá

Instance	1st instance

Date of filing	05/12/2016

Parties in the suit

Associação Indígena Bayaprã Indigenous Association for the Defense of the Xikrin de O-Odja People and Porekro Indigenous Association for the Defense of the Xikrin do Catetê People (“Plaintiffs Associations”) and Company, FUNAI, IBAMA e BNDES (jointly “Defendants”)

Amounts, goods or rights involved

The value of the claim attributed by the Plaintiffs Associations is R$ 72,385,600,000.00. Having in mind the object and the case progress, the Company considers being the value involved in a likely conviction invaluable.

Main facts

The Plaintiffs Associations filed a public civil action requesting (i) suspension of the environmental licensing process of the S11D project, (ii) settlement of pecuniary damages and emotional distress to be ascertained, and (iii) settlement of a monthly allowance of R$ 2,000,000.00/per village, by failure of performing the Indigenous Component Study (ECI) and the prior consultation with the indigenous Xikrin community.

A preliminary manifestation on the injunction was submitted on May 13, 2016.

On May 16th, 2016, FUNAI presented its manifestation stating that (i) it has nothing to oppose regarding the preliminary request for the suspension of the implantation works of the S11D enterprise; (ii) that is against the granting of the preliminary request regarding fixing a monthly allowance in the benefit of the indigenous, since the associations cannot claim such request on behalf of the indigenous population, and; (iii) that it claims ineptitude of the initial because of the non- participation of the Associação Kakarekré in the active pole of the claim.

On July 5, 2016, the Associations filed a petition challenging the statements made by the defendants, reiterating the arguments recorded in the initial petition. On the same date, Vale filed a petition challenging stating that the S11D enterprise is in fact only a Vale establishment and does not constitute a different legal entity, so it would not be case for a manifestation of this enterprise, and reiterates that Vale has already presented its manifestation.

On September 8, 2016, the Associations filed a petition contesting the manifestation of the MPF and FUNAI regarding the defect in the representation, reiterating the arguments described in the initial petition.

On September 22, 2016, an order was filed in the records (i)

designating November 7, 2016 for judicial inspection to superficially verify the alleged impacts; (ii) that Vale should provide the means necessary to transport representatives of the plaintiffs, the defendants and their respective attorneys and the Federal Attorney to the indicated site, and; (iii) certify the exclusion of lawyers.

On November 7, 2016, the judicial inspection of the S11D enterprise was carried out.

On January 8, 2017, the Bayprã Association filed an interlocutory appeal to the 1st Region TRF (0005755-44.2017), arguing that the absence of studies of the indigenous component, the adoption of measures and plans necessary for mitigation of the impacts caused by the enterprise were necessary, requesting preliminary injunction to suspend the operation of the S11D Mine and to determine the payment of a monthly allowance of R$ 2 million/month until the final case decision.

On January 24, 2017, the decision of the judge who accompanies the case denying the preliminary injunction, arguing, in a very brief summary, that at least in this preliminary phase it is not proven that the S11D enterprise causes any impact on the Xikrin indigenous lands.

On February 13, 2017, the Bayprã Association informed the trial court the filing of an interlocutory appeal challenging the decision that denied the S11D enterprise suspension injunction, requesting the reconsideration of the refusing decision of the pleaded injunction, alleging the new fact of Vale having received from IBAMA the Operating License of the S11D Mine. The Reporting Justice of AI (5755-44.2017) denied the preliminary injunction formulated by the Indigenous Associations.

On February 15, 2017, the BNDES presented a challenge to the case, arguing, preliminarily, the excess value assigned to the claim; its inclusion in the passive pole of the action, considering that its action in analyzing the S11D Project does not have any relation with the claim, and, in the merit, the impossibility of accountability of the enterprise financing agent.

On February 16, 2017, it was published the decision of the AI’s Reporting Justice presented by the indigenous associations (0005755-44.2017) denying the preliminary injunction and affirming the trial court judgment.

On March 14, 2017, Vale filed its answer, restating the points presented in the preliminary manifestation and, complementing, emphasized the importance of the enterprise for the region and for the country, and lack of interest in the suit of the indigenous. On the merits, highlighted the absence of the impact alleged by the indigenous, as well as the presumption of legality and legitimacy of the administrative acts executed during the licensing. Lastly, required the termination of the case.

On March 17, 2017, the indigenous associations presented in the files of AI (0005755-44.2017) Internal Interlocutory Appeal against the decision that denied the preliminary suspension of the operation and payment of a monthly allowance, by the same facts and grounds presented.

On April 18, 2017, the Bayprã and Porekrô Associations filed a petition requiring the attachment of documents extracted from the ACP case that the MPF/Redenção files against Vale on account of the operation of the Mina de Onça Puma, specially the Anthropological Statement made by the MPF/Redenção, highlighting the need for a synergistic evaluation of the environmental impacts caused by the Vale enterprises in the region, as well as the evaluation reports of the quality of the Cateté river, made by UFPA.

On June 14, 2017, the MPF/Marabá filed to the ACP court a motion for rehearing of the adverse decision of the preliminary injunction filed.

On June 20, 2017, the MPF/Marabá filed an Interlocutory Appeal against the adverse decision of the ACP court, requiring the granting of a preliminary injunction to make Vale to carry out the study of the indigenous component of the S11D enterprise.

On June 22, 2017, the records of the Interlocutory Appeal were concluded to the Reporting Justice, for analysis of the preliminary injunction request formulated by the MPF/Marabá.

On July 12, 2017, the MPF/Marabá inserted in the record the petition of interlocutory appeal against the decision that denied the preliminary injunction filed by the indigenous associations.

On July 18, 2017, the case court partially reconsidered the disallowance of the initial request, under the argument that the performing of the study in nothing would impair the procedural relation, as well as the enterprise operation, and determined that Vale executed and presented in court within 180 days the indigenous component study of the S11D enterprise, keeping the disallowance of the standstill of the mine and of the payment of the monthly indemnification.

On July 20, 2017, Vale was given notice of the decision of the partial reconsideration of the refusing order of the preliminary injunction and went aware of the obligation to execute and present the indigenous component study of the S11D enterprise.

On August 8, 2017, the case was concluded for the judge of the case to decide about the amendments of judgment presented by Vale.

On August 10, 2017, the claim judge decided to call up FUNAI to manifest about the allegations posed in the amendments of judgment presented by Vale, especially on the impossibility of executing the studies in the deadline established by the court.

On August 16, 2017, the Attorney’s Office of FUNAI withdraw the files of the public civil action for the fulfillment of the decision pronounced by the court and presentation of the manifestation related to the amendments of judgment presented by Vale.

On September 21, 2017, the Attorney’s office of FUNAI presented a petition with its manifestations about the amendments of judgment presented by Vale.

On September 22, 2017, the files were withdrawn by MPF/Marabá, and it was not possible to obtain a copy of the petition presented by FUNAI and, consequently, know the manifestation terms of this foundation in relation to the amendments of judgment presented by Vale.

On November 05, 2017, there as a petition of the indigenous associations requiring FUNAI to be determined to issue a new Reference Term, as well as, the determination that the study to be executed evaluate the synergistic impacts of the S11D enterprise and remaining enterprises installed in the region.

On November 28, 2017, there was a manifestation of the MPF suggesting the holding of a conciliation hearing for alignment of the questions related to the execution of the study determined.

On February 5, 2018, Vale presented a petition not opposing to the holding of the conciliation hearing to be assigned by the court.

On February 15, 2018, it was scheduled a conciliation hearing for alignment of the actions for execution of the study determined and of its extension to March 4th, 2018.

On February 19, 2018, it was presented the Vale’s counter- arguments to the internal appeal presented by the indigenous associations against the decision that denied the requested injunction.

On February 22, 2018, it was rescheduled the conciliation hearing for alignment of the actions of execution of the study determined and of its extension to March 6, 2018.

On April 6, 2018, it was held the conciliation hearing for the definition of the representations for the accomplishment of the decision that determined the execution of the study of the indigenous component by Vale. The court accepted the arguments of the amendment of judgment presented by Vale and rejected those presented by the Associations, as well as the reconsideration request presented by those. Vale will have to present in 60 days the work plan and technical team for execution of the study. It was established the period of 15 days for FUNAI to approve or require complementation to the work plan. Once approved the plan, it will be submitted to the indigenous for analysis and approval. The community does not have a deadline for this analysis.

On April 23, 2018, the Association presented instrument appeal against the decision that rejected the reconsideration request and postponed the decision for determination or not of the hiring of the technical team to assist the indigenous in the analysis of the study.

On April 27, 2018, Vale presented an appeal of instrument appeal against the decision that determined the company to execute the study of the indigenous component of the S11D enterprise.

On May 2, 2018, it was denied the preliminary injunction pleaded by the indigenous and kept the effects of the first instance decision that denied the stoppage of the enterprise and the payment of the monthly amount as Indemnification.

On May 5, 2018, it was presented an internal appeal by the Associations against the decision that denied the preliminary injunction pleaded by the indigenous.

Chance of loss	Remote.

Analysis of impact in the case of losing the suit / Reasons this case is Significant to the Company	In case of loss or preliminary decision, there is a risk of suspension of the installation process of the S11D, in addition to financial impact.

9) Process no. 0151584-90.2015.4.02.5111

Court	Only Court of Angra dos Reis

Instance	1st instance

Date of filing	12/09/2015

Parties in the suit	Public Federal Ministry X VALE S.A., Petróleo Brasileiro S.A.; ICMBio; IBAMA; Estaleiro Brasfels LTDA; Technip; Petrobras Transporte S/A; INEA.

Involved values, assets or rights	Invaluable

Main facts

Action assigned on December 9, 2015 by the Public Federal Ministry in face of the Defendants, with a request for adoption of measures for mitigation and control of the Sun Coral (Coral Sol), species alleged as invasive in Ilha Grande Bay, which would have been introduced in the region due to the operation of the defendants.

On 16, June 2017, it was published a preliminary decision through which the court determined the adoption of the following measures:

a) that the defendants PETROBRAS - PETRÓLEO BRASILEIRO S/A, TRANSPETRO, PETROBRAS TRANSPORTE S/A, ESTALEIRO BRASFELS LTDA, VALE S/A, TERMINAL ILHA GUAÍBA (TIG) and TECHNIP OPERADORA PORTUÁRIA S/A, present within 60 days, inspection report of the respective terminals, and in all the ships, platforms, floating devices and underwater structures that might serve as substrate for the fixation of the Sun Coral, which are directly or indirectly related with the respective business activities, as well as emergency plan and execution schedule, for control of the presence of the invasive exotic species of the Tubastraea (Sun Coral) genus in the respective structures, having the referred plan to foresee the monitoring and periodical control of the species, with follow-up and supervision by IBAMA, technical support by the Instituto Brasileiro de Biodiversidade (Projeto Coral-Sol) and scientific support by the Departamento de Ecologia - Instituto de Biologia Roberto Alcântara Gomes (UERJ), with presentation of quarterly reports on the progress of the situation;

b) that the defendant PETROBRAS - PETRÓLEO BRASILEIRO S/A, under supervision of IBAMA, technical support by the Instituto Brasileiro de Biodiversidade (Projeto Coral-Sol) and scientific support by the Departamento de Ecologia - Instituto de Biologia Roberto Alcântara Gomes (UERJ), present, within 90 days, complete diagnosis on the establishment of invasive species of the Tubastraea (Coral-Sol) genus in the Ilha Grande Bay and execution schedule for local eradication, control and extraction of the species in the maximum deadline of 2 years;

c) that the defendants PETROBRAS - PETRÓLEO BRASILEIRO S/A, TRANSPETRO - PETROBRAS TRANSPORTE S/A, ESTALEIRO BRASFELS LTDA, VALE S/A - TERMINAL ILHA GUAÍBA (TIG), TECHNIP OPERADORA PORTUÁRIA S/A and IBAMA, establish, within 15 days an inspection method for all the embarkations and platforms that come to transit in the area and have any relation with the exploitation and/or prospection of oil (even after its entrance), including those destined only to provide support to the referred activities, aiming to prevent new introductions of the invasive organism; proceed to the preparation of a program for information/education on the areas already infested by the Coral-Sol, until its total eradication, in accordance with the Programa de Educação Ambiental executed by the Instituto Brasileiro da Biodiversidade (Projeto Coral-Sol);

d) that the defendants INEA and IBAMA proceed to the revision, within 90 days, of all the Studies of Environmental Impact related to activities in the Ilha Grande Bay which are under licensing of the above referred agencies and that imply in movement of ships and oil platforms, to foresee specific obligation of prevention and control of the sum Coral, in addition to include the same prevision in the EIA presently under analysis and in future ones.

Still, the Court established daily fine in the amount of 50,000.00 (fifty thousand reais), in case of a justified noncompliance of the deferred preliminary injunction.

The parties presented Instrument appeals, being Vale appeal distributed on June 30th, 2017.

On July 13, 2017, the Reporting Justice of the Instrument Appeal assigned to operate as supersedeas to the Appeal, to supersede the injunction decision.

On October 17th, 2017, the case was suspended by request of the parties, for an attempt of the composition.

Chance of loss	Possible

Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company

In case of loss of the action, being the injunction kept, it is possible that there will be an impact in the operation conditions of the Terminal Ilha Guaíba (TIG), a maritime terminal located in the Rio de Janeiro State.

10) Process no. 5154226-70.2017.8.13.0024

Court	1st Court of the State Treasury and Autarchies of the Judicial District of Belo Horizonte - Minas Gerais

Instance	1st instance

Date of filing	October 2017

Parties in the case	MPMG (author) Vale and Minas Gerais State (defendants)

Involved values, assets or rights	INVALUABLE VALUE

Main facts

It is about a Public Civil Action filed by the MPMG against Vale and Minas Gerais State aiming not granting the environmental licenses for construction of the dam Barragem Maravilhas III. Regardless of having been granted by the State the Installation License and Operation License, it was granted a preliminary injunction determining that the Company does not do any act tending to the installation of the enterprise. The Company obtained a favorable decision in a review by the first-degree court, allowing the Company to proceed with the construction of the dam. It was interposed an appeal by the MPMG, without the concession of active effect, pending of judgment. It was assigned a conciliation hearing for June 8th, 2018.

In the main case, the MP/MG presented a challenge to the contestation.

Chance of loss	Possible

Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company

If the preliminary injunction is revoked or the case judged rightfully, the Maravilhas III dam cannot be installed. It is highlighted that the tailings dam Maravilhas III will support Company operations in the Vargem Grande mining complex in the South System. If the construction of this dam is stopped, the Company operations in the Vargem Grande mining complex can be negatively affected.

(v) Criminal

1) Process no. 0002725-15.2016.4.01.3822

Court	Only Court of Federal Justice of Ponte Nova

Instance	1st instance

Date of filing	10/20/2016

Parties in the case

Public Federal Ministry (“Author”) and Samarco, Vale, BHPB, VogBr Recursos Hídricos e Geotecnia Ltda. and some individuals who were employees of Samarco or members of the governance departments or consulting councils of Samarco (jointly “Defendants”)

Involved values, assets or rights	Not applicable

Main facts	On October 2016, the MPF filed a criminal action against the Defendants, accusing them of murder, bodily injury and various environmental crimes due to the rupture of the Samarco’s dam.

Together with the accusation, the MPF is seeking a precautionary measure for seizing assets of the three companies and warrant the payment of the R$20 billion as indemnification for the damages caused by the rupture of the Fundão dam and is also seeking the imposition of external monitoring of the ethical and socioenvironmental practices of the companies for 10 years. The decision is still pending in the files of the assertory measures.

On November 2016, the denunciation was received by the judge, commencing the criminal case.

On March 2017, Vale presented its answer to the accusation.

On July 2017, the court of Ponte Nova determined the suspension of the case and the sending of official notices to the telephone providers for them to inform the periods in which occurred the calls interception deferred during the police investigations, so as to check for eventual nullity due to the non-observance of the legal period for that.

Presently, the files wait for the analysis by the court of the ex officio answers of the providers.

Chance of loss	Possible

Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company

In case of loss or preliminary injunction, there is a risk of conviction of the individuals and legal entities to the sentences provided for by the Law n°. 9.605/98 with consequent financial and image impact to the legal entities and to the individuals.

2) Process no. 0004766-45.2016.8.19.0030

Court	Only Court of the County of Mangaratiba/RJ

Instance	First Degree of Jurisdiction

Date of filing	Order of receipt of the complaint dated 12/06/2016.

Parties in the case	Active Pole: Public Ministry Passive Pole: Ex MBR directors

Involved values, assets or rights

It is about a criminal prosecution. It imputes the crimes established in the items II and V, of the art. 1st c/w art. 12, I, both of the Law 8.137/90, for 7 times, in the form of the art. 71, of the Criminal Code.

Main facts

The denunciation refers to the imputation of the alleged conduct of tax evasion to the company administrators, as a consequence of notice of violation issued by the Rio de Janeiro State for the demand of supposed debts of Value-added Tax on Sales and Services (ICMS), due in the ore resifting activity in its harbor installations. The amount involved in the tax case is of about R$ 11 million (December 2017), dully warranted in the corresponding tax execution.

The defense in the criminal case was timely presented.

Chance of loss	Possible

Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company	In case of loss of the tax case, the company will pay the debt. Such settlement eliminates the criminal punishability, leaving no risks or impacts for the Company and its administrators.

4.3.1. — Indicate the total amount for this provision, if any, of the cases described in item 4.3

As of December 31st, 2017, the total amount for this provision, considering the individually relevant cases described in the subitems (i), (ii), (iii), (iv) and (v) of item 4.3 above, was of approximately R$ 2,301 million.

(i) Labor

As of December 31st, 2017, the total amount for this provision, considering the labor cases described in the subitem (i) of item 4.3 above, was of approximately R$7.7 million.

(ii) Taxes

As of December 31st, 2017, the total amount for this provision, considering the cases described in the subitem (ii) of item 4.3 above, was of approximately R$ 2,294 million.

(iii) Civil

As of December 31st, 2017, there was no amount for this provision, in the civil cases described in the subitem (iii) of item 4.3 above.

(iv) Environmental

As of December 31st, 2017, there was no amount for this provision, in the environmental cases described in the subitem (iv) of item 4.3 above.

(v) Criminal

As of December 31st, 2017, there was no amount for this provision, in the criminal cases described in the subitem (v) of item 4.3 above.

4.4 - Judicial, administrative or arbitral non-confidential cases whose opposing parties are administrators, ex-administrators, controllers, ex-controllers or investors

The tables below present an individual description of the administrative or arbitral nonconfidential cases whose opposing parties are administrators, ex-administrators, controllers, excontrollers or investors of the Company:

1) Process no. 0079940-46.2010.4.01.3800

Court	18th Federal Court of Belo Horizonte — Minas Gerais

Instance	1st instance

Date of filing	02/18/2004

Parties in the case

Transger S/A (author) and Ferrovia Centro Atlântica S/A, Mineração Tacumã Ltda., KRJ Participações S/A, CPP Participações S/A, Carmo Administração e Participações Ltda., Fundação Vale do Rio Doce de Seguridade Social - Valia and Companhia Siderúrgica Nacional - CSN (defendants)

Involved values, assets or rights	Invaluable — Request for annulment of assembly.

Main facts

The author filed an action requiring, in addition to the indemnification, the annulment of the assembly which authorized the capital increase of the Ferrovia Centro-Atlântica S.A. - FCA (“FCA”) in 2003, on account of the supposed practice of unlawful acts by the controlling group of FCA. The sentence that had upheld the action was annulled by the Court of Law of Minas Gerais, who determined the execution of new expert evidence. During the new expertise, the Agência Nacional de Transportes Terrestres (“ANTT”) manifested interest in participation of the claim and, for this reason, the competence for judgment of this case was moved to the Minas Gerais Federal Justice.

The judge of the 18th Federal Court of Belo Horizonte rendered decision recognizing the competence of the Federal Justice to judge the case, on account of the ANTT interest in the maintenance of the concession and healthiness of the administrative act. ANTT manifested in the case, ratifying his understanding of the validity of the act that authorized the increase of the share capital of FCA. The judge rendered decision closing the procedural instruction of the case and opened a deadline for final allegations. All the parties presented its final allegations, including ANTT, without prejudice of appealing (amendments of judgment and appeals held) in function of the decision which declared concluded the procedural instruction of the case.

New decisions were rendered keeping this position, as well as that the discussion about the necessary active co-parties of two shareholders who are not parties in the dispute (Sérgio Feijão and Associação da Preservação da Memória Ferroviária) is already precluded. This last understanding was the object of the interposition of the bill of review and appeal held — considering that the decision was uttered before the validity of the CPC/15 — by the involved societies.

On November 10, 2016, it was held a conciliation hearing, deciding for the concession of time for Transger to bring agreement proposals. Two were presented, and both were refuted, in petitions recorded on January 23, 2017, by the demanded societies, in reason of the lack of reasonableness and for being based in the expert report produced in the files. Only VLI (Mineração Tacumã) made a counterproposal, which was refuted by Transger on February 6, 2017. On the same occasion, the Author made a request for an interlocutory injunction, aiming to anticipate the effects of the possible favorable sentence. Additionally, on March 31, 2017, Transger petitioned an injunctive relief aiming to suspend deliberations on the possible grouping of FCA stocks in OGM/EGM assigned for April 28, 2017.

On April 20, 2017, The Judge rendered decision highlighting the impossibility of agreement and determining the conclusion of the files for sentence. In that opportunity, she consigned that the injunctive relief would be appreciated in the own sentence. However, on September 20, 2017, she delivered judgment opening view to the demanded on the requirement of an interlocutory injunction. The deadline for manifestation ended on October 10, 2017.

After the record of the manifestations on October 10, 2017, the files were sent to ANTT, who presented manifestation on October 16, 2017. On October 5, 2017, FCA spontaneously attached to the files statement prepared by Nelson Eizirik dealing on the “legitimacy of the request for annulment of the deliberation that approved, on May 14, 2003, the increase on the share capital of FCA”. In face of the statement, the Judge returned the files in diligence for attachment of the petition with the statement and consequent opening of successive view to the parties about the statement within 5 days, in accordance with a decision published on January 12, 2018. Transger presented its manifestation to the statement on January 29, 2018 and, therefore, the manifestation of the Company to the statement was on February 8, 2018. In the sequence the view was opened to ANTT, who manifested on April 3, 2018, having reiterated the legality of the capital increase questioned by Transger. On April 6, 2018 the files returned for the conclusion, and so, a new decision is awaited.

Chance of loss	Possible

Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company	Invaluable value. The case is relevant in reason of the request for annulment of the Extraordinary General Meeting which authorized the capital increase of FCA on 2003.

2) The originating case was referred to the County of Juiz de Fora/MG and for having been accepted the alleged objection to the jurisdiction, the case was referred to the 2nd Business Court of Rio de Janeiro, receiving the nº 0203958-80.2015.8.19.0001.

Jurisdiction	2nd Business Court of Rio de Janeiro District

Instance	1st Instance

Date of filing	12/10/2012 (original date 08/20/2010)

Parties in the suit

SUDFER (pleintiff) and MRS Logística S.A., Companhia Siderúrgica Nacional S.A., Minerações Brasileiras Reunidas S.A. - MBR, Usiminas — Usinas Siderúrgicas de Minas Gerais, Gerdau S.A. and Vale S.A. (defendants)

Amounts, goods or rights	Invaluable value.

involved

Main facts

Remedial action filed by the Sudfer Club, alleging that the controlling shareholders of MRS Logística SA (“MRS”), including Vale, are acting with misuse of power, causing direct damages to MRS and, indirectly, to minority shareholders. It claims that, since the privatization of the former Rede Ferroviária Federal SA (“RFFSA”), when the concession for the exploration of the Southeast grid was granted to MRS, whose controlling shareholders were then (and still are) customers of the railroad, it adopted a tariff policy for self-favoring and not equitable, since, for captive clients, the average tariff would be half (50%) of the maximum tariff authorized by the Agência Nacional de Transportes Terrestres (ANTT), while for non-captive customers it was charged the maximum rate. It affirms that the adoption of the aforementioned tariff policy would have caused damage to MRS, since the company would have lost its profit - by charging a reduced rate to the captive customers - as well as allegedly causing indirect damage to minority shareholders, since they would not have received dividends. Based on these allegations, the following lawsuits were filed: (i) the conviction of the controlling shareholders to pay, until the improper practice is terminated, any direct material damage imposed on MRS (i) by the decrease of the company’s profit; (ii) the non- distribution of dividends; and (iii) the distribution of smaller dividends, due to the collection of reduced rates for the controlling shareholders; (ii) the controlling shareholders being compelled to contract with MRS in “fair conditions”, taking into account the maximum value of the tariff authorized by the Granting Authority; and (iii) the conviction of the defendants to pay the 5% premium provided for in article 246, paragraph 2 of Law 6,404, dated December 15, 1976, in addition to the claims expenses.

In January 2011, Vale and MBR presented their defenses. Along with the defense, procedural incidents of incompetence and impugnation were presented to the case. The exception of incompetence managed by Vale was rejected. Against this decision, Vale filed an instrument appeal, received in the suspensive effect until its judgment. In January 2012, the complaint was granted to determine the decline of jurisdiction for the district of Rio de Janeiro. Against that judgment, the Sudfer Club lodged a Special Appeal, inadmissible by the original court. Unsatisfied, the investment club filed an appeal in a Special Appeal addressed to the STJ. Against that decision, the Sudfer Club opposed a regimental grievance, to which Vale and other aggravated parties objected. Currently, the regimental grievance has been pending in the STJ since May 2014. The main proceeding has already been distributed to the Rio de Janeiro Court, and is pending before the 2nd Business Court of Rio de Janeiro, having received the number 0203958- 80.2015.8.19.0001. After the presentation of a replicate and the manifestation of the parties regarding evidence, the court ordered the CVM to be summoned to appear. With CVM’s manifestation, Vale petitioned on February 4, 2016, reiterating the defense arguments, which were ratified in the CVM’s response. On March 7, 2016, the sanctioning order was published, which (i) established as a controversial issue the existence of abuse of power of the controllers, given the difference in consideration for the service provided to non- captive customers and captive customers that are part of the controlling group the company; (ii) dismissed the preliminaries raised by the defendants; (iii) rejected the production of oral proof required by another party; (iv) granted the production of additional documental evidence required by Vale and other parties. Contrary to this decision, appeals were filed, which are still pending. In relation to the embargoes, the omission of the judgment was not to appreciate the incidents of impugnation to the value of the cause. In August 2016, the records were sent to the Judicial Expert, and were returned on March 31, 2017, with a fee proposal. On July 11, 2017, the parties challenged questions of SUDFER and, consequently, the proposal of fees by the expert. The deadline has not been defined for the expert to express their views on the allegations presented by all the defendants.

At the same time, an injunction (“Agravo de Instrumento”) 0029853-93.2016.8.19.0000 had been filed against the TJRJ for the reform of the decision of the judge of first degree who dismissed the preliminary injunction raised in defense. The appeal (“Agravo de Instrumento”), when appraised by the Rapporteur, by a monocratic decision, was accepted. As a result, the Internal Appeal for the TJRJ Chamber was filed, and it was judged on March 14, 2018, the prescription argument was unanimously approved and thus expressly acknowledged/accepted. Against the judgment of the “Agravo de Instrumento”, SUDFER filed foreclosure, which is still pending judgment. On May 3, 2018, a decision was published in the main proceedings requesting that information be provided on the status of the abovementioned “Agravo de Instrumento”, which deadline was fulfilled on May 9, 2018.

Chance of loss	Possible.

Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company	Any unfavorable decision on the lawsuit would generate financial losses and image losses for the Company.

3) The original case was referred to the County of Juiz de Fora/MG and by having been accepted the alleged objection to the jurisdiction, the case was referred to the 7th Business Court of Rio de Janeiro, receiving the nº 0354058-47.2015.8.19.0001

Court	7th Business Court of Rio de Janeiro District

Instance	1st Instance

Date of filing	01/24/2013

Parties in the case

SUDFER (author) and Júlio Fontana Neto, Henrique Aché Pillar, José Paulo de Oliveira Alves, Pablo Javier de La Quintana Bruggemann, Lauro Henrique Campos Rezende, Wanderlei Viçoso Fagundes, Hugo Serrado Stoffel, Guilherme Frederico Escalhão, Delson de Miranda Tolentino, Marcus Jurandir de Araújo Tambasco, Chequer Hanna Bou-Habib, Roberto Gottschalk, Joaquim de Souza Gomes, Luiz Antônio Bonaguara, Company Siderúrgica Nacional S.A., Minerações Brasileiras Reunidas S.A. - MBR, Usiminas — Usinas Siderúrgicas de Minas Gerais, Gerdau S.A. and Vale S.A. (defendants).

Involved values, assets or rights	Invaluable.

Main facts

The Clube Sudfer, in the condition of a minority shareholder of MRS Logística S.A. (“MRS”), filed suit against the directors, the members of the Administration Council and the controller shareholders of MRS (among them, Vale). It alleges that the directors and counselors would have incurred in the practice of mismanagement by approving harmful tariff model to MRS, which was in force in the period from 1998 to 2002. They allege that there as a conflict of interests between the controller shareholders and MRS, as long as, in the condition of captive customers of the railroad network, it was profitable for such customers the establishment of rates below the value practiced in the market. As a consequence of the adoption of the tariff model, MRS would have had losses, without the distribution of dividends to the shareholders. As no dividends were distributed, they allege that they would not have honored their financial commitments with third parties and, in addition, could not obtain financing from BNDES to participate in the second offer of MRS stocks, within the privatization process. Based in such allegations, pleads: (i) the conviction of the defendants to the payment of indemnity for moral damages in the amount of R$ 150.0 thousand; (ii) the conviction of the controller shareholders to the obligation of doing, consisting in the sale, proportionally to the participation of each one, of 3,744,440 stocks of MRS, by the same price and in the same conditions established in the privatization Notice; and (iii) considering the stock sharing pleaded, requires the conviction of the defendants to the payment of all the differences related to the non paid dividends.

On March 15th, 2012, Vale, MBR, and the ex-administrators of MRS, Mrs. Chequer Hanna Bou-habib, Guilherme Frederico Escalhão, Hugo Serrado Stoffel and Roberto Gottschalk presented their defenses. Vale raised, yet, procedural issues, aiming to have the action sent to the District of Rio de Janeiro. It was uttered decision accepting this allegation and determining the remittance of the files to the Justice of Rio de Janeiro. Against the referred decision, the Clube Sudfer interposed instrument appeal, which was not accepted on July 2012. Against the negative, the Clube Sudfer interposed Special Appeal, which is in STJ pending of judgment since February 2013. On August 2015 the case was sent to Rio de Janeiro, after res judicata of the decision that accepted the procedural issue presented by Gerdau. The demand was sent to the 7th Business Court of Law of Rio de Janeiro State/RJ, having the notary certified the existence of negative citations of some of the defendants. SUDFER was called up on November 16th, 2015, to manifest on the pending summons, the summons is not concluded so far. There was not yet the complete summoning of all the defendants in this suit. By the way, on 07.05.2017, it was published an announcement for the summoning of the Spoil of Wanderlei Viçoso Fagundes and Lauro Henrique Campos.

On January 8, 2018, it was decreed the default of the Defendants who were summoned by notice, however, it was granted them a Special Curator, as per Law. On 9, April 2018, it was published by decision for the parties to manifest if they have interest in the holding of a conciliation hearing, in addition, to specifying the evidence they intend to produce. On April 24, 2018, Vale recorded petition informing that does have interest in a conciliation hearing, as well as has no more evidence to be produced, as it is a matter of rights. On May 2, 2018, it was published decision determining the author part to manifest on the allegations presented by the defendants and is still within the term.

Chances of loss	Possible.

Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company	The eventual unfavorable decision in the case would bring to the company financial losses and losses to its image.

4) Origin: process no. 0102696-23.2015.4.02.5101

Jurisdiction	32nd Federal Court Rio de Janeiro

Instance	1st instance

Date of filing	08/20/2015

Parties in the suit	SUDFER (plaintiff) versus CVM, Vale S.A., Companhia Siderúrgica Nacional, Minerações Brasileiras Reunidas S.A. — MBR, as well as some MRS officers and directors at the time of the events.

Amounts, goods or rights involved	Invaluable.

Main facts

SUDFER filed this suit with the purpose of declaring a mistrial in CVM case in the Administrative Process Involving Sanctions no. 14/2005 (related to the determination of supposed irregularities in the MRS tariff model and supposed abuse of monopoly power by the MRS controlling shareholders), which after being mistrialed will imply the prompt reopening of the said administrative process with CVM so that a new decision shall be rendered by the Board of the institution.

The suit was filed in the year of 2015 only against CVM, however, on November 2016, the Judge ordered the inclusion of all legal and persons and entities involved as parties in CVM’s administrative process as defendants in this suit. As a result, the process is currently in its stage of summons upon defendants.

On September 21, 2017, a total of 18 defendants had already been served, with 15 defendants left to be served. As a result, SUDFER filed, and it was granted by the court, as per decision of February 06, 2018, the it should be supplied with new addresses resulting from searches at the INFOJUD/BACENJUD systems, due to the negative feedback of the service of process of several defendants. On March 06 and 07, 2018, the information withdrawn from the systems was rendered, but since then there has been no movement of the process by the Plaintiff.

Chances of loss	Invaluable. The prognostic is still under discussion.

Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company	Any unfavorable decision in the lawsuit would generate financial losses for the company and its image.

5) Process no. 1:15-cv-09539

Notes	The said proceeding is already described in item 4.3 above. For information, see process information on Table 12 of subitem “(iii) Civil” of item 4.3 of this Reference Form.

4.4.1. — Indicate the total amount provisioned, if any, of the proceedings described in item 4.4

On December 31, 2017, there was no amount provisioned for the proceedings mentioned on item 4.4 above.

4.5 — Relevant confidential claims

1) Process no. 0393909-98.2012.8.19.0001

Amounts, goods or rights involved

Amount involved in the process according to the Company analysis of December 31, 2017: R$119 million.

Discussion regarding the maturity of specific debentures. The claim was granted, against Vale’s interests, the appellate decision was affirmed. An appeal was submitted to the appellate court.

Analysis of impact in the case of losing the suit	Any adverse decision in the process would generate financial loss for the Company.

4.6 - Publicly known and relevant repeated or related in-court, administrative or arbitration proceedings

The items below show a description of publicly known and relevant or related in-court, administrative or arbitration proceedings started until December 31, 2017. For information about relevant proceedings started after the aforementioned date, see item 4.7 in this Reference Form.

(i) Labor

In this section 4.6 in the Reference Form, the amounts of the proceedings of repeated or related in-court nature are highlighted. Considering the size of the Company, the number of employees and service providers and the number of employment claims, repeated proceedings were those that represent more than 5% of the total claims against the Company on December 31, 2017, which are described in the table below, namely: joint and several / secondary liability (12%); overtime (9%); hazard pay and premium for dangerous work (8%); commuting hours (8%); emotional distress (6%); injunction (6%) and penalties (5%).

Legal fact and/or cause	The most recurrent objects are secondary / joint and several liability, overtime, premium for dangerous work, hazard pay, commuting hours and penalty.

Amounts involved	R$ 13.0 billion.

Company or its controlled company practice that caused such contingency	Difference of interpretation given by the Company, employees and unions to various facts, legal and regulatory instruments concerning the issues above.

(i)            Tax

Legal fact and/or cause	Collection of isolated penalties in the amount of 50% in the undue deduction of federal taxes.

Amounts involved	R$ 408.8 million

Company or its controlled company practice that caused such contingency

In 2017, the Company received several Federal Revenue Service tax assessments imposing penalties for a supposed undue deduction of tax credits of our income tax payments (IRPJ) and contribution on net income (CSLL).

In such cases, the Federal Revenue Service defended the Company’s right to compensate such debts with certain tax credits and issued assessments imposing a penalty of 50% of the amount that was unreasonably deduced. On December 31, 2017, the total amount of the penalties imposed in these assessments was of R$ 408.8 million, and new assessments are expected. The Company is challenging these assessments in administrative proceedings. These assessments encompass only the penalties resulting from the supposedly undue deductions, since the principal amount of unpaid taxes, interest, and other penalties for payment delay are being discussed in separated administrative proceedings. If the Company if recovers these separated administrative proceedings, the penalties shall be cancelled. The legal grounds for these penalties are being discussed by another company before the Federal Supreme Court (STF), and a favorable decision to this other company shall be applied to all other taxpayers, including the Company.

Taxable event	Discussion about the taxable base for the calculation of the Financial Compensation for the Exploration of Mineral Resources — CFEM

Amounts involved	R$ 7.3 billion (including interests and fines by December 31, 2017).

Company Practice or of its controlled company that caused such contingency

Vale is involved in several administrative and legal proceedings concerning the collection of CFEM credits. The proceedings have origin in notices of violation admitted by the National Department of Mineral Production - DNPM, a government agency under the control of the Ministry of Mines and Energy and involve discussions on the alleged difference in values resulting from tax deductions and travel expenses, arbitration and prescription term for collection, incidence of CFEM on pellets and on final client’s sales invoicing abroad and irretroactivity of IN 6/00.

The collections of DNPM encompassed the collection period of up to 20 years before its issuances, under the interpretation that the applicable preemptive period for CFEM would be the one settled by the former Civil Code. The Company challenges all the collection on grounds that the applicable preemptive period would be 5 years.

In the year 2012, the amounts analyzed by the Workgroup (composed of members of Vale and DNPM) went down, and in the year 2013, the Company paid values related to external transportation, not highlighted in the notes and not preempted, having been considered, at that time, the preemptive period of 5 years. In 2014, the Company withdrew from the provision the remaining discussed thesis (pellets, taxes, etc.), keeping only the external transportation not highlighted in notes and considered not preempted, this time considering the term of 10 (ten) years.

On December 2015, the Federal Attorney General’s Office (AGU) issued legal advice accepting recent decisions of the Superior Court of Justice (STJ), establishing that the CFEM charges are subject to the preemptive period of 10 years. The Company expects that DNPM revises all the ongoing charges, to exclude the preempted values, in accordance with this legal advice. This opinion is in compliance with recent decisions of the Superior Court of Justice (STJ) and the Company expects that the DNPN revises all the assessments to exclude the charges that preempted according to this opinion.

Starting from 2016, Vale provided the payment of the difference of values relative to external transportation not highlighted in notes and not preempted, in view of the AGU opinion regarding the preemptive period of 10 years.

Fact and/or judicial cause	Debate about the taking of PIS and COFINS credits, in the years 2008, 2009, 2010 and 2011.

Amounts involved	R$ 3.8 billion (December 31, 2017).

Company or its controlled company practice that caused such contingency

PIS and COFINS are social contributions of a tax nature due over the gross revenues of companies in general, which may be partially offset by credits resulting from PIS and COFINS payments made by the suppliers. The tax authorities claim that (i) some credits that the companies have deducted from their payments of PIS and COFINS were not deductible and that (ii) the right of use of tax credits was not properly shown. In this sense, tax assessment notifications that totaled R$ 3.2 billion (Dec/17) to wrongly claim tax deductions of PIS and COFINS against Vale S.A. The RFB also demands the amount of approximately R$ 600.00 million (Dec/17) in relation to the supposed PIS and COFINS debts of the further companies of the group (controlled or disinvested, whose liability remain under the responsibility of Vale S.A.).

Fact and/or judicial cause	ICMS charge in own transportation and penalty

Amounts involved	R$ 917 million

Company or its controlled company practice that caused such contingency	Vale contests the charging of Tax on the Circulation of Goods and on Services (ICMS) and fine, supposedly due to Minas Gerais State, as applicable on the transportation of iron ore by Vale itself.

Vale had a favorable decision, related to the charging of taxable events of 2009 and 2010, in the total amount of R$ 608 million. The discussion continues regarding the fiscal years of 201 to 2013, in the total amount of R$ 917 million In August 2017 a decision in favor of Vale regarding this proceeding was entered.

In all cases, Vale defends that ICMS is not due since there is no provision of services to itself.

Fact and/or judicial cause	ICMS charge and fine

Amounts involved	R$ 2.1 billion

Company or its controlled company practice that caused such contingency

Vale contests the charging of Tax on the Circulation of Goods and on Services (ICMS) and fine in several States. In these proceedings, the main claims of the tax authorities are: (i) undue credit of the tax (ii) non-compliance with accessory obligations (iii) tax charge in the acquisition of electrical energy and (iv) tax rate Differential (DIFAL).

(ii)           Civil

Fact and/or judicial cause

Twelve pension funds claim receipt of purges made because of inflation arising from economic plans called Plano Verão and Plano Collor on amounts paid under contracts for buying and selling gold concluded with Vale as of 1988. Today Vale lost 2 of these claims and has already paid terminating these claims, however, 10 (ten) claims are still active in the Brazilian courts.

Amounts involved	R$ 213,737,677.97, corresponding to the total amount involved in the 10 ongoing claims in 12.31.2017.

Company or its controlled company practice that caused such contingency

The contingency has been generated according to the edition of economic plans called Plano Verão and Plano Collor, both created by the Federal Government, between 1989 and 1991. The contracts in discussion around these disputes were all paid by Vale and considered to be settled by the plaintiffs at the time. However, the plaintiffs filed a suit aimed at extending application of the decision on a matter judged in the STJ for saving accounts to contracts concluded with Vale. The Company maintains that repayment of inflationary purges is not due.

Fact and/or judicial cause	The demands refer to emotional distress and pecuniary damages resulting from the rupture of Barragem de Fundão, located in the Municipality of Mariana.

Amounts involved	Until December 31, 2017, Vale had been summoned in 8,598 demands fit in this category, and the amount involved is invaluable.

Company or its controlled company practice that caused such contingency

The demands plead emotional distress and / or pecuniary damages originated from Barragem de Fundão, located in the Municipality of Mariana, Minas Gerais State, property of Samarco Mineração S.A., company in which Vale holds 50% of capital share, with the remaining 50% held by BHP Billiton Brasil Ltda. (“BHPB”).

4.6.1. — Indicate the total amount provisioned, if any, of the proceedings described in item 4.6

On December 31, 2017, the total amount provisioned, taking into consideration the proceedings described in subitems (i), (ii) and (iii) of item 4.6 above, was of R$ 48.0 million.

(i) Labor

On December 31, 2017, the total amount provisioned, considered the labor processes that are relevant together, described in subitem (i) of item 4.6 above, was of R$ 929 million.

(ii) Taxes

On December 31, 2017, there were no amounts provisioned to the taxes processes that are together relevant, described in subitem (ii) of item 4.6 above.

(iii) Civil

The total amount provisioned, considered the civil processes that are relevant together described in subitem (iii) of item 4.6 above, was approximately R$ 48.0 million.

4.7 - Other relevant contingencies

Additional Clarifications to items 4.3 to 4.7

Vale is a defendant in several public interest civil actions filed by district attorneys in Minas Gerais and Espírito Santo by other authorities or civil associations that claim compensation for environmental damage as a result of the rupture of the Samarco dam. The relieves requested in these proceedings are generally similar to the complaints made in the public interest civil action filed by the Brazilian government (process No. 0069758-61.2015.4.01.3400) and by others and similar to the public interest civil action filed by the MPF (process No. 0023863-07.2016 .4.01.3800) .

In 2017, the Superior Court of Justice (STJ) decided that the 12th Federal Court of Belo Horizonte is the court of competent jurisdiction to rule on all these public interest civil actions. All of these public interest civil actions were suspended while negotiating an agreement with the MPF, as discussed in item 4.7 below.

Vale has been appointed as defendant in several private actions, which are filed before different state and federal courts in the states of Minas Gerais and Espírito Santo, filed by individuals, legal entities, municipalities and other entities that seek remediation and compensation for environmental damages, pecuniary damage and emotional distress resulting from the rupture of the Fundão dam. These lawsuits include requests for significant amounts in damages, injunctions, confiscation of property, and freezing of our bank accounts. Vale has reconciled some of these cases and continues to defend itself in several others.

Samarco is involved in several other investigations and actions seeking compensation for damages resulting from the rupture of the dam. Immediately after the rupture in the dam, the environmental organ of the state of Minas Gerais and the DNPM (currently, ANM) began an investigation of the causes of rupture in the dam and determined the suspension of operations of Samarco, subject to the conclusion of these investigations.

Proceedings commenced after December 31, 2017

Fact and / or legal cause	Demands refer to emotional distress and / or pecuniary damages arising from reflexes caused by the rupture of the Fundão Dam located in the Municipality of Mariana.

Amounts involved	After December 31, 2017, Vale was summoned in 6,245 lawsuits in this category, also invaluable.

Practice of the Company or its subsidiary that caused such contingency

The lawsuits claim emotional distress and / or pecuniary damages arising from the Fundão Dam located in the Municipality of Mariana, in the State of Minas Gerais, owned by Samarco Mineração SA, a company in which Vale owns 50% of the capital stock, the remaining 50% held by BHP Billiton Brasil Ltda.

Terms Relating to the Rupture of the Samarco Dam

Term of Consent Decree within the scope of Public Interest Civil Action 0069758-61.2015.4.01.3400 (“TTAC”)

(a) Signatories

Samarco Mineração SA, Vale SA, BHP Billiton Brasil Ltda. (“BHPB”), Federal Union, States of Espírito Santo and Minas Gerais, Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA”), Chico Mendes Institute, National Water Agency (“ANA”), (“FUNAI”), State Forestry Institute

(“IEF”), Mining Institute of Water Management (“IGAM”), State Environmental Foundation (“FEAM” ), and State Institute of Environment and Water Resources, Institute of Agricultural and Forestry Defense of Espírito Santo and State Agency of Water Resources.

(b) Date of execution	03/02/2016

(c) Description of the facts that led to the execution of the term

The signatory authorities filed a Public Interest Civil Action (Process No. 0069758-61.2015.4.01.3400) against Samarco and its shareholders seeking compensation for alleged socioeconomic and socio- environmental damages resulting from the rupture of the Samarco tailings dam, as well as the adoption of a series of measures by Samarco and its shareholders in order to mitigate, repair and compensate for the damages allegedly arising from the said accident. For information on said Public Interest Civil Action No. 0069758- 61.2015.4.01.3400, see item 4.3 of this Reference Form and for additional information regarding the accident, see items 4, 7.9 and 10.1 of this Reference Form.

The value of the Public Civil Action set by its plaintiffs was R$ 20,204,968,949.00. Following a series of negotiations between the authorities, Samarco, Vale and BHPB, the parties entered into TTAC, which provides for a long-term compensation and compensation plan in response to the event.

(d) Obligations assumed

According to the TTAC, on June 24, 2016, Samarco, Vale and BHPB established a Foundation, called “Renova Foundation”, which will develop and implement environmental and socio-economic programs to repair and compensate damages caused by the rupture of the Samarco dam (“Foundation”).

The TTAC includes two broad types of programs:

• Repair programs to restore the environment, local communities and social conditions in affected regions;

• Compensation Programs to make up for damages in cases where redress is not possible and to provide funds for certain special projects, always acting in good faith.

In addition, the activities of the Foundation are monitored by an independent external auditor.

Samarco will fund the Foundation with contributions as follows (calendar year):

• R$ 2 billion in 2016, less the amount of funds already spent on or allocated to, remediation and compensation activities;

• R$ 1.2 billion in 2017; and

• R$ 1.2 billion in 2018.

Samarco agreed on approved annual contributions necessary to carry out the repair and compensation projects for each fiscal year, and for the years 2019 to 2021 these contributions will be from R$ 800 million to R$ 1.6 billion.

As of the signature of the TTAC, the Foundation will allocate an annual amount of R$ 240 million, for a period of 15 years, for the execution of repairs and compensation projects. These annual amounts are already included in the contributions for the first six years. In addition, a contribution of R$ 500 million will be made for the basic sanitation of the affected regions.

(e) Deadline, if any	The term of the TTAC is 15 years, renewable for periods of one year, successively, until all the obligations provided for in that term are fulfilled.

(f) Information on the conduct that is being adopted to comply with the obligations assumed in the term	Data and studies are already being evaluated and developed to comply with the TTAC.

(g) Consequences in case of noncompliance	Should Samarco fail to fulfill its obligation to provide resources to the Foundation, Vale and BHPB are required to provide resources to the Foundation in proportion to their 50% interest in Samarco.

(h) Other observations	Status of the Current Stage of TTAC’s Proceedings

The TTAC was approved by the Federal Regional Court of the 1st Region on May 5, 2016, and suspended the Public Interest Civil Action (Process No. 0069758-61.2015.4.01.34) highlighted above.

Nevertheless, against the decision that approved the TTAC, the Federal Public Prosecution Office has filed foreclosure, questioning the jurisdiction of the Federal Regional Court of the 1st Region to approve the TTAC. In addition, the Federal Prosecution Office questioned the terms of the TTAC signed, regarding the adequacy of the measures established therein, as well as the legitimacy of the parties agreeing to the conclusion of the TTAC. It required, at this point, the granting of appeal against a nonunanimous appellate decision to the appeal and the suspension of the effectiveness of the decision.

The Federal Prosecution Office also filed a complaint before the Superior Court of Justice (STJ)

against the decision of the Federal Regional Court of the 1st Region that approved the TTAC.

On June 30, 2016, the Justice-rapporteur of the complaint filed a preliminary injunction to suspend, until the final judgment of the complaint, the decision of the Federal Regional Court of the 1st Region (TRF), dated May 5, 2016, which approved the TTAC.

On August 17, 2016, the Fifth Panel of the Federal Regional Court of the 1st Region declared null and void the decision that approved the TTCA and denied the interlocutory appeals filed by Vale, BHP and Samarco, and maintained the preliminary decision rendered by the Court of the 12th Federal Court on December 18, 2015 in Belo Horizonte, which includes the unavailability of the Defendants’ mining concessions for the mining of ore, without, however, limiting its production and marketing activities.

The TTAC remains valid and the parties will continue to fulfill their obligations already provided for.

For information on Public Interest Civil Action No. 0069758-61.2015.4.01.3400, see item 4.3 of this Reference Form.

The TTAC does not automatically cover private civil actions, other public civil actions, or criminal charges.

Source: Public Interest Civil Action No. 0023863-07.2016.4.01.3800 Preliminary Consent Decree I (“Preliminary Adjustment Term I”)

(a) Signatories	Federal Prosecution Office, Samarco, Vale and BHPB

(b) Date of execution	January 18, 2017

(c) Description of the facts that led to the execution of the term

The Federal Prosecution Office filed the public interest civil action no. 0023863- 07.2016.4.01.3800, ongoing before the 12th Federal Court of Belo Horizonte against Samarco and its shareholders seeking compensation for alleged socioeconomic and socioenvironmental damages resulting from the rupture of the Samarco’s tailings dam, as well as the adoption of a series of measures by Samarco and its shareholders in order to mitigate, repair and compensate for the damages allegedly arising from said accident.

The value of the Public Interest Civil Action set by its plaintiffs was R$ 155,052,000,000.00. After a series of negotiations among the authorities,

Samarco, Vale and BHPB, the parties entered into the Preliminary Consent Decree I, whose purpose is to establish conditions and parameters for the hiring of a body of technical assistants who will assist the Federal Prosecution Office in a socio- environmental and socioeconomic diagnosis, as well as defining a specific timetable for holding public hearings and prior consultations with traditional populations. Financial guarantees were also provided to comply with the court order issued under the case no. 0069758-61.2015.4.01.3400.

This Term of Commitment was approved on November 16, 2017, with MPF and MPMG, in order to include the hiring of Experts from the area of socioeconomics to: (i) elaboration of a socioeconomic diagnosis by Fundação Getúlio Vargas, (ii) provision of technical advisory services to those affected and coordination of public hearings by the Brazilian Fund for Human Rights and (iii) definition of mechanisms for participation and social control. All other clauses of the Preliminary Adjustment Instrument, including the guarantees, remained unchanged.

Based on the addendum and the progress of the negotiations, the Parties requested the extension of the deadline for the conclusion of the Final Commitment Term and the hiring of Experts.

On April 20, 2018, the trial of the case granted a new extension of time for conclusion of the Term of Final Commitment and hiring of Experts until the date of June 25, 2018.

(d) Assumed obligations

It was assumed by the contracting companies the obligation of fully funding the activities to be executed by the experts, advisors/technical assistants, as well as financing the socio- environmental and socio-economic reparation programs of the impacts resulting from the rupture of the Fundão dam.

It was also assumed the obligation of promoting, at least, 11 public hearings, being 5 in the State of Minas Gerais and 3 in the State of Espírito Santo and one for each Indigenous Territory involved in the TTAC (Krenak, Comboios and Caieiras Velhas).

The companies have committed to giving to the 12th Federal Court of Belo Horizonte guarantees for the accomplishment of the funding and financing obligations of the Programs for Socio- Environmental and Socio-Economic Reparation of the impacts resulting from the rupture of the Fundão dam, in the amount of R$ 2.2 billion.

(e) Deadline, if any	See below the main deadlines:

• January 30, 2017 — The companies will make available to the experts all the studies and research carried out so far for the evaluation of the impacts.

• Until February 10, 2017: Petitioning for requests of suspension in Court

• Until February 17, 2017: Completion of the hiring of the experts.

• Until March 15, 2017: Definition of schedule, technical support and methodology of public hearings and previous consultations.

• Until April 15, 2017: Conclusion of hearings and previous consultations.

• Until May 31, 2017: Meetings and diligences to define the final consent decree — including the Government and, when possible or applicable, other branches of the Public Prosecutor’s Office.

• Until November 27, 2017: Deadline for the execution of the final consent decree with the Getúlio Vargas Foundation and the Brazilian Fund for Human Rights.

• Until June 25, 2017: Deadline for the execution of the term of adjustment of final conduct and hiring of Experts of Socialeconomics.

Pursuant to this Preliminary Consent Decree, the schedule is subject to modifications, by reason of the negotiations with the Federal Prosecution Office.

(f) Information on the actions adopted to comply with the obligations assumed in the term	This Preliminary Consent Decree I is being duly accomplished in the agreed form. The negotiations have been executed towards the signing of a final agreement.

(g) Consequences in case of non- compliance

Failure to comply with the deadline for concluding the hiring of experts, due to the exclusive fault of the companies, will imply a daily fine of R$ 100,000.00, to be reverted to the hiring of the referred to experts.

(h) Other observations	The Preliminary Consent Decree I was ratified by the Judge of the 12th Federal Court of the Judicial District of Belo Horizonte on March 16, 2017.

Origin: Public-Interest Civil Action no. 0010263-16.2016.4.01.3800

Preliminary Consent Decree for the Creation of the Reserve and Implementation of Socio-Economic and Socio-Environmental Measures in the area of Barra Longa (“Preliminary Consent Decree II”)

(a) Signatories	Federal Prosecution Office, Samarco, Vale and BHPB

(b) Date of execution	January 18, 2017

(c) Description of the facts that led to the execution of the term

The Public Prosecutor’s Office of the State of Minas Gerais filed a public-interest civil action under no. 0010263-16.2016.4.01.3800, before the 2nd Civil Court of the Judicial District of Ponte Nova, later remitted to the 12th Federal Court of the Judicial District of Belo Horizonte, claiming for the adoption and funding, by Samarco, Vale and BHPB, of a series of measures to repair damages caused by the rupture of the Fundão Dam in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova.

Considering that Samarco, Vale and BHPB have agreed with the Public Prosecutor’s Office of Minas Gerais to adopt certain measures to mitigate the impact of Fundão’s rupture in the municipality of Mariana, the Federal Prosecution Office understands that the same measures should be implemented, as applicable, in Barra Longa and adjacent areas. In view of the foregoing, the signatory companies have agreed to adopt the measures described below in Barra Longa and adjacent areas.

(d) Assumed obligations

•             Payment of emergency financial aid to the affected families, to be deducted from a possible future indemnity. In the event that a family unit has more than one economically active member, who is unable to continue his/her work, due to the rupture of the Fundão Dam, the amount will be paid to each one of them;

•             Payment of expenses related to residential rental for the dislodged families, as well as the providing of furniture, bedding, household appliances and utensils needed to maintain a decent life. This obligation shall survive until the final relocation;

• Establishment of a communication channel that allows access to information in an assertive and agile manner;

•             Provision of health assistance to the affected families, providing, immediately, a team of health professionals, including medical doctors, nurses, psychologists and social workers, to provide care on all days of the week, in liaison with the Municipal Health Departments of the elected municipalities, as well as dispensing medicines and supplies necessary to the medical care, in accordance with the medical prescription of the above-mentioned health team, in a form supplementary to the Brazilian Universal Healthcare Program — SUS;

• Promote the rescue of assets, animals and other, including those belonging to the affected persons, that could be given back;

•             Hiring independent multidisciplinary advisory services, with recognized experience and reputation in the area, chosen by the community and with the participation of the Public Prosecution Office, with the aim at monitoring the implementation of the programs and providing the affected families with technical and legal support;

• Reconstruction of rural infrastructure; and

• Registration of those affected, subject to review, in case of failures or gaps identified by the technical advisors and agreed by the parties.

The companies have committed to creating a reserve in the amount of R$ 200 million on behalf and under the management of the companies or of third parties freely identified by them, with the purpose of funding and financing the Socio- Economic and Socio-Environmental Reparation Programs in Barra Longa and adjacent areas.

(e) Deadline, if any	The companies agreed, within a maximum period of 15 days, counted from the signature of this Preliminary Consent Decree II, to start the necessary provisions for the execution of the measures.

The amounts of R$ 200 million will be contributed, in advance, with information to the Federal Prosecution Office, by the companies within 90 days after acceptance of the guarantees provided for in the Preliminary Consent Decree I signed with the Federal Prosecution Office, on the same date.

The amounts of R$ 200 million will be contributed according to the following schedule: (i) R$ 50 million until February 28, 2017; (ii) R$ 100 million until March 31, 2017; and (iii) R$ 50 million until April 30, 2017.

Failure to comply with the deadlines defined herein shall imply a daily fine of R$ 100,000, to be reverted to the accomplishment of the purpose of this Term of Commitment Agreement.

The companies will submit to the Federal Prosecution Office, within 30 days, a detailed report of the measures that are planned or being implemented in Barra Longa and its adjacent areas.

(f) Information on the actions adopted to comply with the obligations assumed in the term	This Preliminary Consent Decree II is being duly accomplished in the agreed form.

(g) Consequences in case of non- compliance	Failure to comply with the defined deadlines shall imply a daily fine of R$ 100,000.00, to be reverted to the accomplishment of the purpose of this Preliminary Consent Decree II.

(h) Other observations	The Preliminary Consent Decree II was ratified by the Judge of the 12th Federal Court of the Judicial District of Belo Horizonte. The confirmatory decision was published on March 23, 2017.

Consent Decrees and Relevant Terms of Commitment Agreement

1) Term of Cooperation not arising from Legal / Administrative Proceeding

Origin: Terms of Commitment Agreement signed with the Indigenous Land Community (TI) Mãe Maria

(a) Signatories

Mpakwyri Mpawor Indigenous Association, Gaviao Je Amjip Indigenous Association, Parkrekapare Association, Je Jokrityiti Association, Te Mempapytarka Indigenous Association, Parkateje Amjip Indigenous Association and Vale

(b) Date of the execution	05/19/2015; 05/29/2015; 05/26/2015; 05/07/2015; 04/01/2015; 05/01/2015.

(c) Description of the facts that led to the execution of the term

Based on its social responsibility policy, Vale already had Terms of Commitment Agreement signed with the indigenous people who live in TI Mãe Maria, whose validity expired in 2012. So, due to the influence of the Carajás Railroad (“EFC”) on this community, Vale decided to keep the transfer of funds intended to meet the emergency needs of the members of the community, ensuring the execution of the study of the Indigenous Component and of the Basic Environmental Plan (“PBA”), documents required for the licensing process of the Carajás Railroad expansion, now counting on the participation of FUNAI, which is assisting the communities in the management of the funds.

(d) Assumed obligations

Make financial transfers for the support of the actions of health, education, productive activities, territory surveillance and administration. In exchange, the indigenous communities undertook not to stop any productive activity or to invade Vale’s properties, in particular EFC, as well to authorize the study of the Indigenous Component and of the PBA, documents required for the approval of the licensing process of the EFC expansion project.

(e) Term, if any	Various deadlines, due in 2020, at which time the Study of the Indigenous Component and the PBA would be concluded.

(f) Information on the actions being adopted to comply with	The Community Relations Board has focal points that monitor compliance with the obligations

the obligations assumed in the term	established in the Terms of Commitments, in particular the transfer of financial resources.

(g) Consequences in case of non- compliance

Non-compliance with the indigenous part may result in the suspension of the transfer of resources and health care. If Vale is responsible for the non- compliance, this creates the risk that the indigenous people will promote actions that may stop or interfere with the activities of the Company or its subsidiaries, such as demonstrations that imply the stoppage of the EFC, adversely affecting the EFC’s rail operations. These demonstrations also tend to have repercussions on the lack of liberation, by the indigenous people, of the access of Vale’s teams or contractors who carry out studies related to the environmental licensing processes and the execution of actions related to the fulfillment of conditions, and may be characterized as a failure to comply with the environmental licenses granted by the environmental body and weaken the position of Vale or its subsidiaries at an institutional level, without mentioning the executive measures to be taken by MPF, IBAMA, FUNAI and other entities involved in the protection of indigenous rights.

2)            2nd Amendment to the Term for the Promotion of Sustainable Development, formalized with FUNAI and the Krenak People, effective from 2011 to 2019, this term being an addendum to the Agreement that finalized Public Civil Action no. 2006.38.13.009676-0

Source: Authorized agreement that extinguished the Public Civil Action filed by MPF and FUNAI against CEMIG - Companhia Energética de Minas Gerais, CVRD - Companhia Vale do Rio Doce and CHA - Aimorés Hydroelectric Consortium (“Public Civil Action” and “Agreement”), respectively). Following the termination of the Agreement, on November 30, 2011, the Company freely offered to formalize the following documents: (i) Term to Promote the Sustainable Development of the Krenak Indigenous Land (“Term of Development”), (ii) First Amendment to the Term of Development and (ii) Second Amendment to the Term of Development.

(a) Signatories	a) Agreement - MPF, FUNAI, CEMIG - Companhia Energética de Minas Gerais, CVRD - Companhia Vale do Rio Doce and CHA - Aimorés Hydroelectric Consortium;

b) Term of Development - Vale, Krenak Indigenous People, FUNAI and MPF;

c) First Amendment to the Term of Development - Vale, Krenak Indigenous People, FUNAI and MPF;

d) Second Amendment to the Term of Development - Vale, Krenak Indigenous People and FUNAI

(b) Date of execution	(a) Agreement - executed on 07/18/2008 - effective from 07/18/2008 to 11/30/2011

(b) Term of Development - executed on 10/24/2011 - effective from Dec/01/2011 to Jun/01/2012

(c) First Amendment to the Term of Development - executed on May/03/2012 - effective from Dec/01/2011 to Dec/01/2013*

(d) Second Amendment to the Term of Development - executed on 03/27/2015 - effective from Dec/01/2011 to Dec/01/2014 *

*The amendments above change clauses of the original Term of Development, producing retroactive effects. Therefore, their respective validity should be considered as of Dec/01/2011, the effective date of the Term of Development.

(c) Description of the facts that led to the execution of the term

The homologation of the Agreement terminated the Public Civil Action, filed by the MPF and FUNAI, the objective of which was to implement measures to mitigate and compensate for the implementation of the Aimorés Hydroelectric Power Plant. The objective of the formal Agreement was to provide environmental, social and economic assistance through the recuperation of 54 hectares of green area, the construction of 5 cultural centers and the implementation of a dairy cattle project. After the termination of the Agreement, at the free will of the Company, and to maintain the support of and Vale’s relationship with the Krenak People, new terms were formalized, maintaining the Company’s assistance to the ethno-development of the indigenous people. The instrument currently in force is the Second Amendment to the Term of Development.

(d) Obligations assumed	Provide financial and technical support for a dairy farming project.

(e) Deadline, if any	(a) Agreement - 07/18/2008 to 11/30/2011 - executed on 07/18/2008

(b) Term of Development - Dec/01/2011 to Dec/01/2012 - executed on 10/24/2011

(c) First Amendment to the Term of Development - Dec/01/2011 to Dec/01/2013* - executed on May/03/2012

(d) Second Amendment to the Term of Development - Dec/01/2011 - Dec/01/2019* - executed on 03/27/2015

*The amendments above change clauses of the original Term of Development, producing retroactive effects. Therefore, their respective validity should be considered as of Dec/01/2011, the effective date of the Term of Development.

(f) Information on the actions adopted to comply with the obligations assumed in the term	The Community Relations Board has a focal point that monitors compliance with the obligations established in the Second Amendment to the Term of Development.

(g) Consequences in case of non- compliance

Non-compliance by the indigenous people of the Second Amendment to the Term of Development may result in the suspension of the transfer of resources. If the non-compliance is attributed to Vale, there is a risk that the indigenous people may promote actions that stop or interfere with the activities of the Company or its subsidiaries, such as demonstrations that imply the stoppage of the

Vitória-Minas Railroad (“EFVM”), adversely affecting the EFVM railway operations. These demonstrations also tend to have repercussions on the lack of liberation, by the indigenous people, of the access of Vale’s teams or contractors who carry out studies related to the environmental licensing processes and the execution of actions related to the fulfillment of conditions, and may be characterized as a failure to comply with the environmental licenses granted by the environmental body and weaken the position of Vale or its subsidiaries at an institutional level, without mentioning the executive measures to be taken by MPF, IBAMA, FUNAI and other entities involved in the protection of indigenous rights.

3) Judicial Agreement

Origin: Case no. 21337.52.2011

(i) Signatories	Vale, MPF, Palmares Cultural Foundation, National Institute of Colonization and Agrarian Reform and IBAMA.

(ii) Date of execution	Mar/08/2012

(iii) Description of the facts that led to the execution of the term

Complaint from the MPF regarding the insufficiency of Vale’s environmental study, which subsidized the licensing process for the Carajás Railroad expansion project, alleging a lack of effective diagnosis of the impacts upon the two “quilombola” communities (descendants of Afro-Brazilian slaves) located in the State of Maranhão.

(iv) Obligations assumed

(i) The transfer of the amount of R$ 700,000.00, in favor of the Palmares Foundation, to enable the construction of health and educational centers; and (ii) Preparation of a study on local environmental impacts, recovery of water courses and installation of viaducts in the next four years, according to a schedule defined in a legally binding agreement.

(v) Deadline, if any

Sparse deadlines, with obligations to be met until the end of the installation project for the expansion of the Carajás Railroad. Among them, we may highlight (i) the transfer of R$ 700,000.00 in favor of the communities, which is necessary to pay for the acquisition and construction of social devices by the community and the Palmares Foundation; (ii) performance of an environmental study — already carried out — and adoption of measures to mitigate the impacts generated by the Company’s works and operations in the region; (iii) construction of four viaducts in favor of the communities involved in the agreement, which construction deadlines will unfold over four years and (iv) improvement of current level crossings, until all viaducts planned for construction in the region are consolidated. These commitments are being executed.

(vi) Information on the behaviors that is being adopted to comply with the obligations assumed	The General Management of Project Relations, subordinated to the North Logistics Projects Office — DIPL —, has focal points in the areas of

in the term	engineering and relations with communities that monitor the fulfillment of the activities developed by Vale. The obligations and deadlines involved are duly related in the item above.

(vii) Consequences in case of non- compliance	The MPF may request that the Company be compelled to comply with the assumed obligations, under penalty of fine to be defined by the competent federal court.

(viii) Other observations

Vale has already deposited the amount established in the agreement, as well as completed the construction of two viaducts, which were passed on to the Municipal Governments. The two other viaducts are underway and scheduled for delivery in 2017 and 2018.

4) Term of Cooperation not arising from Legal / Administrative Proceeding

Origin: Terms of Commitment signed with Indigenous Communities in Maranhão.

(i) Signatories

Vale, Guajajara Indigenous Community of the Caru Indigenous Land, Guajajara Indigenous Community of the Rio Pindaré Indigenous Land, Ka’apor Indigenous Community of the Alto Turiaçu Indigenous Land, Awá Indigenous Community of the Caru, Awá and Alto Turiaçu Indigenous Lands and Brazilian Indian Foundation — FUNAI.

(ii) Date of Execution	20/02/2017

(iii) Description of the facts that led to the execution of the term

Based on its social responsibility policy, Vale already had Terms of Commitment entered into with the indigenous peoples whose indigenous lands are close to the Carajás Railroad (EFC). Due to the influence of the railroad on these communities, Vale decided to maintain the transfer of financial resources destined for the application in strategic actions of territorial protection, preservation and conservation of natural resources, economic sustainability and income generation, cultural strengthening, institutional strengthening, health, education, citizenship, basic sanitation and infrastructure, with observance of what was approved by the Fiscal Council constituted to monitor the application of the resources, counting on the participation of FUNAI, which is assisting the communities in the administration of the amounts received.

(iv) Assumed obligations

Transfer of financial resources destined for the application in strategic actions of territorial protection, preservation and conservation of natural resources, economic sustainability and income generation, cultural strengthening, institutional strengthening, health, education, citizenship, basic sanitation and infrastructure, with observance of what was approved by the Fiscal Council constituted to monitor the application of the resources.

(v) Deadline, if any	Deadline of 10 years.

(vi) Information on the behaviors that is being	The Community Relations Board has focal points that monitor compliance with the obligations

adopted to comply with the obligations assumed in the term	established in the Terms of Commitments, in particular the transfer of financial resources.

(vii) Consequences in case of non-compliance

Non-compliance with the indigenous part may result in the suspension of the transfer of resources. If Vale is responsible for the non-compliance, this creates the risk that the indigenous people will promote actions that may stop or interfere with the activities of the Company or its subsidiaries, such as demonstrations that imply the stoppage of the EFC, adversely affecting its rail operations.

5) Term of Environmental Commitment: TCA of Itabirito Peak
Source: Public Civil Investigation no. 319.02.0001-8 MPMG

(a) Signatories

Minerações Brasileiras Reunidas S.A. — MBR, Vale SA, State Prosecution Office — MG, State Forestry Institute, Minas Gerais State Secretariat for the Environment and Sustainable Development, and Anglogold Ashanti Brasil Mineração Ltda.

(b) Date of the execution	09/07/2010

(c) Description of the facts that led to the execution of the term

Term signed for the environmental and landscape rehabilitation of the Itabirito Peak protection of cultural heritage area and the area covered by the “Trincheira e Mina Velha” waste dumps. Adoption of measures to preserve the Cata Branca Historic and Archaeological Site.

(d) Assumed obligations

i) Execute a Rehabilitation Project according to the environmental agencies;

ii) Perform the continuous follow-up and monitoring of the implementation of the Project;

iii) Develop a Heritage Education Project;

iv) Carry out the enclosure of the Cata Branca Mine Archaeological Site and indicative, and interpretative signaling of the area;

v) Present the enclosure and signaling project to the IEF and IPHAN for approval;

vi) Prepare the geo-referencing of the area;

vii) Allow the IEF unrestricted access without cost and without any encumbrance to the area mentioned in item (iv) above, as well as authorize the interventions and constructions intended for the implementation, construction and maintenance of the Conservation Unit, free of charge of any burden, provided that such interventions do not imply, in any way, the restriction of the use of their mining rights, observing the provisions of the agreement.

(e) Deadline, if any

The maximum deadline for the total execution of the rehabilitation project, which may be extended by submitting technical justifications accepted by the Federal Prosecution Office or in case of force majeure or fortuitous event, was 5 years, counted from September 1, 2010, having been met by the Company.

(f) Information on the actions being adopted to comply with the obligations assumed in the term

Procedures for the recovery of the areas in progress, with execution of enclosure and signaling of the archaeological site, environmental and heritage education programs, and execution of environmental rehabilitation project of the Itabirito Peak area. The TAC has been fully complied with.

(g) Consequences in case of non-compliance	Fine of R$ 2,500.00/day of delay and execution of the agreed and non-complied part.

(a) Signatories

Minerações Brasileiras Reunidas S.A. — MBR, Vale SA, State Prosecution Office — MG, State Forestry Institute, Minas Gerais State Secretariat for the Environment and Sustainable Development, and Anglogold Ashanti Brasil Mineração Ltda.

6) Consent Decree Term no. 118/2015

Origin: Public Civil Investigation no. 3212.2014.03.000/9-12 — Regional Labor Attorney of the 3rd Region / MG — Minas Gerais

(a) Signatories	Labor Federal Prosecution Office and Vale S.A.

(b) Date of the execution	31/07/2015

(c) Description of the facts that led to the execution of the term

The alleged work practice to analogous that of slave work practiced by Vale’s contractor, Ouro Verde Locação e Serviços S/A. For further information, see sub-item (i) of item 4.3 of this Reference Form.

(d) Assumed obligations

The preventive and corrective measures have been adjusted to guarantee the labor rights of the employees of the service providers, especially regarding the sanitary conditions of their facilities, and to promote decent work, and elimination of all forms of forced labor or labor that is analogous to slave labor. The commitments undertaken have been properly implemented.

(e) Deadline, if any	Undetermined term in the absence of a different provision.

(f) Information on the actions being adopted to comply with the obligations assumed in the term

From the second half of 2015, Vale promoted several training sessions with the company’s managers, in the same State, in order to inform them of the obligations assumed by Vale. There was guidance for the inclusion of a specific standard clause in the contracts signed by the company, providing for its resolution in the event of the use of child labor or slave labor by the contractor or any situation that may characterize an attack on human dignity.

(g) Consequences in case of non-compliance	R$ 20,000.00 per item not complied with, up to the limit of R$ 500,000.00

(h) Other observations

The Consent Decree Term, in addition to avoiding a possible lawsuit by the Federal Prosecution Office, allows Vale to objectively demonstrate the adoption of preventive and preventive measures to exploit degrading or slave-like labor in its productive chain, proving the fulfillment of the National Pact to Combat Slave Labor signed by it.

7) Camburi Passive Term of Environmental Commitment (“TCA”)

(a) Signatories

Vale S.A., Federal Prosecution Office (“MPF”), Prosecution Office of the State of Espírito Santo(“MP/ES”), State of Espírito Santo, State Secretariat for the Environment and Water Resources (“SEAMA”) and State Institute of Environment and Water Resources (“IEMA”), Vitória Municipality and Vitória Municipality Secretariat of Environment (“SEMMAM”).

(b) Date of the execution	16/03/2017.

(c) Description of the facts that led to the execution of the term

TCA entered into between Vale SA, MPF, MP/ES, Espírito Santo State, SEAMA, IEMA, Vitoria Municipality and SEMMAM, which consists of the execution of the action plans that allow full compensation and recovery of the Camburi beach northern region.

(d) Assumed obligations and deadlines

•                  Specific monitoring of the beach intervention area: execution, after IEMA and SEMMAM approval, of the environmental monitoring program of the northern region of Camburi Beach, contemplating the actions of adequate monitoring of the involved environmental compartments (water, sediment and biota) of the body of interest and ecosystems of the Bay of Espirito Santo, with systematic documentation of the development of the actions and evaluation of trends and possible deviations in the execution of the proposed activities, anticipating and predicting the possibilities of reaching the objectives and recommending corrective and preventive actions for the adjustment or replanning, under supervision by IEMA and SEMMAM, with the following actions:

•                  Approval by IEMA, after SEMMAM, of the monitoring plan for water, sediment and biota of the body of interest and ecosystem of the Bay of Espírito Santo presented by Vale on Dec- 07-2015. Deadline: 30 days from the date of signing of the TCA; and

• Beginning of execution of the monitoring plan. Deadline: 6 months, from the approval of the monitoring plan by IEMA.

•                  Restoration of the emerged shoreline, by surface removal of sediments with iron from the emerged region and recovery (pedological, vegetative with native and landscape species) of the object area of this Term, with the following actions:

•                  Mapping and identifying the limits of the Coastal Park, in the Atlantic Park area, without prejudice to the creation of a future conservation unit in the area. Deadline: 4 months, from the signing of the TCA;

• Elaboration and presentation of methodology for the execution of sediment removal and recovery of the area. Deadline: 6 months, from the signing of the TCA; and
• Implementation of the project of removal and recovery of the area. Deadline: as defined by the plan for the removal and recovery of the area approved by IEMA and SEMMAM.

• Compensatory measures for environmental recovery through the implementation of actions for protection the ecosystem and revitalization, with the following actions:

• Elaboration of the implementation project of the Coastal Park in compliance to the proposal demand for a future use of the northern region of Praia de Camburi to be recovered:

• Definition of objective, scope and premises of the project by the Municipal Government of Vitória together with Vale. Deadline: 4 months, from the signing of the TCA;
• Hiring, by Vale, of a company for the elaboration of the project. Deadline: to be defined by Vale;
• Elaboration and presentation of the project with executive schedule. Deadline: to be presented by Vale after completion of the item above;
• Hiring of a company for the implementation of the work. Deadline: to be presented by Vale; and
• Implementation of the work. Deadline: to be presented by Vale, after completion of the item above.

• Elaboration of the project and implementation of the leisure area Zé da Bola Park:

• Definition of objective, scope and premises of the project by the Municipal Government of Vitória together with Vale. Deadline: 4 months, from the signing of the TCA;
• Hiring, by Vale, of a company for the elaboration of the project. Deadline: to be presented by Vale, after completion of the item above
• Elaboration of the project, with executive schedule. Deadline: to be presented by Vale, after completion of the item above
• Hiring of a company for the implementation of the work. Deadline: to be presented by Vale after the concussion of the item above; and
• Implementation of the work. Deadline: to be presented by Vale after completion of the item above.

• Elaboration of the project and implementation of the physical protection of the restinga vegetation of the shoreline of the beach of Camburi:

• Definition of objective, scope and premises of the project by the Municipal Government of Vitória together with Vale. Deadline: 4 months, from the signing of the TCA;
• Hiring, by Vale, of a company for the elaboration of the project. Deadline:

to be presented by Vale after completion of the item above;
• Elaboration of the project, with executive schedule. Deadline: to be presented by Vale after completion of the item above;
• Hiring of a company for the implementation of the work. Deadline: to be presented by Vale after completion of the item above; and
• Implementation of the work. Deadline: to be presented by Vale after completion of the item above.

• Additional measures to environmental recovery, through the elaboration of a technical cooperation agreement, with the following actions:

•                  Elaboration of a technical cooperation agreement between Vale and SEMMAM to elaborate the necessary studies for the recovery of the erosion of the southern portion of the Camburi beach. The studies will be funded by Vale. Deadline: 6 months, from the signing of the TCA.

•                  Social mobilization, through the disclosure and promotion of the enterprise, so that, in a transparent way, actions are presented for the socio-environmental development of the region, as well as for mitigation of the environmental impacts caused by the works, with the following actions:

• Elaboration and presentation, for approval by the IEMA and SEMMAM, of the Communication Plan. Deadline: 3 months, from the signing of the TCA; and
• Implementation of the Communication Plan. Deadline: 6 months, from the approval by IEMA and SEMMAM, and execution as defined by the communication plan to be approved.

(e) Information on the actions adopted to comply with the obligations assumed in the term	The TCA is being fully complied with.

(f) Consequences in case of non- compliance

In case of non-compliance with its obligations, Vale shall be notified, within thirty (30) days, to remedy such non-compliance, under penalty of a compensatory daily fine of R$ 5,000.00 (five thousand reais), per day of delay in the compliance with each obligation, amounts that will be allocated 50% (fifty percent) to the State Fund for the Environment (“FUNDEMA”), established by the State Complementary Law No. 513, of December 11th, 2009, and 50% (fifty per cent) to the Municipal Environmental Fund (“FUNDAMBIENTAL”), established by the Municipal Law of Vitória no. 7,876, of January 12th, 2010.

8) Preliminary Atmospheric Environmental Commitment Term (“TCAP”)
(a) Signatories

Vale S.A., Federal Prosecution Office (“MPF”) Prosecution Office of the State of Espírito Santo(“MP / ES”), State of Espírito Santo, State Secretariat for the Environment and Water Resources (“SEAMA”) and State Institute of Environment and Water Resources (“IEMA”).

(b) Date of the execution	Nov-13-2017.

(c) Description of the facts that led to the execution of the term

TCAP, executed between Vale SA, MPF, MP/ES, State of Espírito Santo, SEAMA and IEMA with the purpose of listing preliminary and preparatory measures, by mutual agreement and by mutual concessions, in order to guarantee the control of atmospheric emissions in what concerns them, and to identify additional measures that prove to be adequate and effective and which may contribute to the improvement of the air quality of the Metropolitan Region of Greater Vitória, which may be, timely, the subject to a possible Environmental Commitment Term. For the execution of the subject of the TCAP, the CETESB was hired by IEMA to perform the technical analysis that proposes a set of measures to reduce and verify the emission rates of atmospheric pollutants in the Tubarão Industrial and Port Complex.

The CETESB report was delivered on May 22, 2018, and the parties will have 15 days to bring their considerations and eventual requests for correction to CETESB. After this period, CETESB will have 15 days to consider the considerations and eventual requests to correct the report to be carried out by Vale, and complete the final document.

(d) Obligations assumed by Vale and deadlines

•    Industrial test implementation of the selective switching methodology: unprecedented worldwide technology, developed through a partnership with UFES, which aims to increase the dust removal efficiency released by the electrostatic precipitators installed in the pelletizing plants. Deadline for implementation and efficiency evaluation tests: 24 months, from September 2017;

• Implementation of a project to reduce material fall in pelletizing plants. Deadline for implementation: December 31st, 2020;
• Upgrading rating of the aspersion system of the car dumpers. Deadline for installation: December 31st, 2017;
• Implementation of new polymers application systems. Deadline for equipment development and start-up: December 31st, 2017;
• Closure of gaps (openings) in the wind fences installed in ore, coal and pellet storage yards. Deadline for implementation: December 31st, 2020;
• Lateral closing of pelletizing plants. Deadline for implementation: December 31st, 2018;
• Lateral closing of the pier carriers I. Deadline for implementation: December 31st, 2017;
• Environmental improvements at Pier II. Deadline for implementation: December 31st, 2017;
• Improvements in mist cleaning and aspersion systems at Pier I. Deadline for implementation: December 31st, 2018; and
• Installation of mist guns in pelletizing plants. Deadline for implementation: December 31st, 2018.

(e) Information on the actions adopted to comply with the obligations assumed in the term	The TCAP is being fully complied with.

(f) Consequences in case of non- compliance

In the event of unjustified non-compliance with the obligations assumed in the TCAP, provided that it has been established that the default occurred due to Vale’s sole fault, the MPF and the MP/ES shall notify the company so that any non-compliance is remedied and/or justified within 30 days , under penalty of the imposition of a fine of R$ 10,000.00 (ten thousand reais), per day of delay, within a maximum limit of R$ 100,000,000.00 (one hundred million reais), for all possible non-compliance with the obligations agreed upon. The amounts of any penalties will be allocated as follows: 40% to the State Environmental Fund (“FUNDEMA”), established by State Complementary Law No. 513, dated December 11, 2009; 30% to the Municipal Environmental Fund (“FUNDAMBIENTAL”), established by Municipal Law of Vitória No. 7,876, dated January 12, 2010, and 15% to the Municipal Environmental Funds of the Municipalities of Vila Velha e Serra.

4.8 — Rules of the country of origin and the country in which the securities are held in custody

Not applicable to the Company, considering that it is not a foreign issuer.

5. The policy to manage risks and internal controls

5.1 - The policy to manage risks and internal controls in relation to the risks indicated in item 4.1

a.                   If the Company has a formal market risk management policy, highlight the body that approved it and the date it was approved, and, if not, state why the company has not adopted such a policy

The Company understands that effective risk management is fundamental to support the achievement of its objectives and to guarantee the Company’s soundness and financial flexibility and the business continues as a going concern. As such, it has developed its risk management strategy in order to provide an integrated view of the risks to which it is exposed.

The guidelines and instructions for the corporate risk management strategy are set out in the Company’s Corporate Risk Management Policy, originally approved by the Board of Directors on December 22, 2005 and amended on August 25, 2011. The Company’s Corporate Risk Management Policy is in process of revision and update by the Company.

b.                   Objectives and strategies of the risk management policy, if any, including:

The Company’s Corporate Risk Management Policy is based on the following principles: (i) support the growth plan, strategic planning and business continuing as a going concern; (ii) strengthen the capital structure and asset management; (iii) allow an adequate degree of flexibility in financial management; and (iv) strengthen Vale’s corporate governance practices.

Among the guidelines set out in this policy, the following should be highlighted:

•                  Measure and monitor the Group’s corporate risk on a consolidated basis, considering the diversification effect, when applicable, in business group.

•                  Evaluate the impact of new investments, acquisitions and divestments on the Group’s corporate risk profile.

•                  Adapt the Group’s corporate risk profile to the needs of its growth plan, its strategic planning and its business to continue as a going concern.

i.                               Risks for which protection is sought

Based on the referred to policy and organizational structure of internal controls, in conjunction with the business and support areas, the Company seeks to protect the main risks that may adversely and relevantly impact the objectives set by the Company’s top management, its reputation as well as its financial and operating results, which are described in item 4.1 of this Reference Form, among which the following is highlighted:

(i)            risks that may impact the Company’s operations, in particular relating to events, whether due to force majeure or arising from the ordinary processes of the Company and its subsidiaries that may impact its production process and the use of installed capacity;

(ii)           risks associated with the Company’s strategic decisions to achieve its objectives and/or arising from the Company’s ability to protect or adapt to changes in the mining sector, in particular regarding the demand for its products, the Company’s capital structure and performance in different markets;

(iii)          risks of legal or regulatory sanctions, legal proceedings against the Company and its subsidiaries, where a loss or the application of penalties, may impact the Company in a relevant manner, from a financial or operational point of view or damage its image;

(iv)          risks of stoppages to project activities of the Company and its subsidiaries due to the non-acquisition or non-renewal of regulatory licenses, including but not limited to environmental licenses;

(v)           risk of increases in the costs of the Company’s operations, not only due to market conditions but also due to legal and regulatory changes in the locations where the Company operates;

(vi)          risks associated with the lack of consistency and adequacy of the systems and control of Company operations and projects, including, but not limited to, information systems, as well as to failures in the management of the Company’s internal controls.

ii.         Instruments used for protection

Risk management is the structured approach that Vale uses to manage the uncertainty related to the possible inadequacy or deficiency of internal processes, as well as to people, systems and external events, in accordance with the principles and guidelines of ISO 31000. Internal events consist of flawed or inadequate internal systems, people and processes, while external events include natural or operational disasters caused by third parties, regulatory, political, economic, or social measures taken by governments or other important stakeholders.

The Company minimizes operational risks through new controls and improving existing ones, new plans to mitigate risk and transfer the risk through insurance.

Key risks are monitored periodically, as well as the effectiveness of their key prevention/mitigation controls and the implementation of their treatment strategies. As such, Vale seeks to have a clear view of its main risks, acting on them in a systematic manner through the adoption of protection or mitigation measures, among which are, for example:

(i)            definition of indicators and parameters for risk monitoring purposes;

(ii)           development of technological solutions to optimize the Company’s processes;

(iii)          investments in training Company employees engaged in the planning and execution of their projects;

(iv)          adoption of measures to improve efficiency in the licensing processes of their projects, in order to avoid delays and stoppages, for example, (a) promote greater integration between environmental teams and project development, (b) develop a Guide for Best Practices for Environmental Licensing and the Environment, (c) set up teams of highly qualified specialists, (d) encourage greater interaction with environmental agencies;

(v)           Continuous improvement of the Company’s health and safety management systems as well as the ongoing dissemination of information and prevention campaigns in the Company to improve employees’ health and safety standards;

(vi)          control and manage environmental liabilities in its units, as well as the application of corrective measures aimed at mitigating the risks and eliminating environmental liabilities;

(vii)         prepare environmental studies aimed at limiting the extent of environmental degradation and the potential risks to health and the environment;

(viii)        choose highly-rated partners and maintain a long-term and fair relationship with its main suppliers, customers and partners in the Company’s joint ventures. For information on counterparty credit risk control, see item 5.6 of this Reference Form;

(ix)          manage an energy portfolio, operated by associated companies, composed of self-producing hydroelectric plants and long-term supply contracts, based on the current and anticipated energy needs of its mining operations, in order to mitigate the risk of increased costs and/or lack of energy;

(x)           emphasis on cost reduction, capital discipline, liability management, working capital management and divestitures;

(xi)          in order to mitigate risks related to extraction, (a) the detention of (an extensive base of assets and high quality business in which it operates, without solely and exclusively relying on certain mines (b) substantial investment in mineral exploration, since, by carrying out more sampling, it reduces the risk with reserve estimates , (c) continuous replenishment of its reserve base by means of new projects to avoid depletion of mines; (d) diversification of its operations in different geographical locations and by extracting various types of minerals;

(xii)         adoption of controls and mechanisms to detect control failures and obtain information on cases of breach of conduct, especially through the Ethics Channel and Ombudsman;

(xiii)        systematic monitoring of changes in government and regulatory policies in the sector to react quickly and timely to these changes, as well as, where applicable, participate in discussions regarding such changes through entities representing the mining sector, in which it participates;

(xiv)        promote its activities in a responsible manner in all the locations in which it is present, aiming to respect the communities and the environment;

(xv)         continuous monitoring of the Company’s contingencies and lawsuits, making every effort to defend the lawsuits in which the Company and its subsidiaries are a party;

(xvi)        adoption, in situations of crisis and disaster, measures that include (a) plans for the business to continue as a going concern that include immediate response to protect people, assets and the Company’s image, (b) alternative solutions to guarantee the business continues as a going concern and quickly return to normal production flow and (c) weather monitoring and forecasting systems;

(xvii)       Insurance. For information on taking out insurance, see item 5.6 of this Reference Form.

iii.        Organizational structure of risk management

Key risks are monitored periodically, as well as the effectiveness of their key prevention/mitigation controls and the implementation of their treatment strategies. As such, Vale seeks to have a clear view of its main risks, acting on them in a systematic manner through the adoption of protection or mitigation measures.

To this end, the Company has an operational structure to check and monitor the policy and internal controls, with the Board of Directors being the body responsible for approving the Vale risk policies.

The Company also has other bodies and areas for the purpose of composing the referred to structure, each with its competence and activities previously defined, such as: (a) the Risk Executive Committee, created by the Board of Directors, (b) the Company’s Board of Executive Officers, (c) Business and Support areas throughout the Company, (d) Internal Audit, (e) Ombudsman and (f) Audit Committee.

The Risk Executive Committee, created by the Board of Directors is the main body of the risk management structure. It is responsible for supporting the Board of Executive Officers in decisions regarding risk management, issuing relevant opinions and recommendations. It is also responsible for supervising and reviewing corporate risk management principles and instruments, as well as periodically reporting to Vale’s Executive Board on the main risks and their exposures.

It is also noteworthy that, the Board of Directors receives permanent advisory from the Financial Committee and Compliance and Risk Committee, the rules of which were duly approved by the Company’s Board of Directors on December 14, 2017. These committees have as one of their main competences, among others:

•                  Finance Committee: to monitor risks and financial controls from the perspective of the integrated risk map, and propose improvements in the mitigation plans; and

•                  Compliance and Risk Committee: (a) to monitor that the Company has structure, processes, practices, mechanisms, systems, among others, which assure compliance with all legal and regulatory requirements and demands applicable to the Company; (b) to monitor the adequacy, strengthening and operation of all Vale’s internal control systems and propose improvements; (c) to monitor the scope and effectiveness of the areas responsible for corporate governance, compliance, corporate integrity, risk management and controls of the Company and propose improvements; (d) to support the Board of Directors in defining the Company’s risk exposure limit; (e) to evaluate the procedures adopted by the Company with regard to the effectiveness of the processes and controls to identify, evaluate, monitor and manage risks; (f) to monitor the Company’s integrated risk map, and propose improvements in the mitigation plans.

Within the scope of the Company’s organizational structure regarding risk management, the Board of Executive Officers is responsible (a) for assessing and approving risk mitigation strategies recommended by the Risk Executive Committee; and (b) for approving the developments of the Corporate Risk Management Policy in standards, rules and responsibilities, as well as reporting to the Board of Directors regarding those procedures. Risk management standards and procedures supplement the Corporate Risk Management Policy and define practices, processes, controls, roles and responsibilities in the Company with regard to risk management. Within the scope of such rules and procedures and the determination of responsibilities by the Company’s Board of Executive Officers, it is incumbent upon:

(I)                                   Executive Management of Internal Controls, Risks and Compliance, as the area responsible for managing risk: (a) to consolidate Vale’s risk profile, with periodic reporting to the senior leadership and the Risk Executive Committee; (b) to provide information on Vale’s main risks to its internal and external stakeholders, on demand, which includes carrying out an annual report for Internal Audit, for the purpose of preparing the Annual Audit Plan;

(II)                              Executive Board for Finance and Investor Relations, to monitor the activities of the Board of Directors that it comprises, whose duties are described below:

(a)              Executive Management of Internal Controls, Risks and Compliance, which is responsible for monitoring the risks of preparing the financial statements through one of its management teams, the Internal Control Management, which consists in the area responsible for addressing the risks inherent to the preparation of financial statements, referred to herein as reporting risks;.

(b)              Treasury and Finance Board, which is responsible for managing financial risks at Vale, and responsible for defining and proposing to the Risk Executive Committee operations or measures to mitigate market and credit risks consistent with Vale’s strategy, as well as taking out insurance. To that end, this board has an Insurance

Manager and Market and Credit Risk Manager. There is also a back-office area, which (i) monitors the contracted financial instruments, (ii) is responsible for confirming the financial characteristics of the transactions, of the counterparties with which the transactions were performed, (iii) reports the fair value of the positions, and (iv) assess whether the transactions were carried out in accordance with internal approvals.

(III)                         Business Areas and Support Areas of the Company: to (a) identify, analyze, assess and address its principal risks, with periodic reviews and each significant change in the circumstances of the risks: (b) monitor changes in the level of risk, the efficiency status of the key risk prevention/mitigation controls and the progress of the implementation of risk reduction action plans, and (c) report information, at least on a quarterly basis, to the support areas responsible for specific risk management processes and to the Executive Management of Internal Controls, Risk and Compliance.

In addition to the aforementioned structures, Vale also has (a) an Internal Audit, which is the area responsible for assessing processes independently, verifying their compliance with the policies and standards adopted by the Company and possible cases of fraud, misuse of funds or damage to property; and (b) an Ombudsman, which is the area responsible for receiving and handling complaints of deviations from the Code of Ethics and Conduct and also the principles of good corporate governance and legislation, such as the Sarbanes-Oxley Act.

Lastly, it should be pointed out that it is the responsibility of Vale’s Audit Committee to supervise the internal control assessment process carried out by Management to prepare the financial statements and the independent auditors (KPMG Auditores Independentes), through regular meetings to present the results of the work of the Internal Control Management and respective remediation plans established by those responsible for the processes.

Also, with regard to market risks, it is noteworthy that monitoring and periodic assessment of the consolidated position of financial instruments used to mitigate Vale’s market risks allows for financial results and the impact on the cash flow to be monitored, as well as ensuring that the objectives initially set are achieved. The calculation for the fair value of the positions is made available monthly for management to follow.

c.                                       Adequacy of the operational structure of internal controls to verify the effectiveness of the adopted policy

In line with the Company’s Corporate Risk Management Policy, Vale has an Executive Management of Internal Controls, Risk and Compliance that assesses the environment of controls at the entity’s level, to assure Company’s risk management governance. The purpose of this assessment is to provide assurance regarding the reliability of the financial statements. In addition, Internal Audit also participates in the compliance process with the established standards.

5.2 - Description of the market risk management policy stated in item 4.2

a.                   If the Company has a formal market risk management policy, highlight the body that approved it and the date it was approved, and, if not, state why the company has not adopted such a policy

Risk management is carried out in an integrated manner so as to ensure that the Company’s overall level of risk remains in line with its strategic guidelines.

Accordingly, the Corporate Risk Management Policy, approved by the Board of Directors on December 22, 2005 and amended on August 25, 2011, establishes guidelines that apply to the management of the corporate risks to which the Company is exposed, and not only specifically to market risks. Among these guidelines, we highlight the following:

•                  Measure and monitor the Group’s corporate risk on a consolidated basis, considering the diversification effect, when applicable, in business group.

•                  Evaluate the impact of new investments, acquisitions and divestments on the Group’s corporate risk profile.

•                  Adapt the Group’s corporate risk profile to the needs of its growth plan, its strategic planning and its business to continue as a going concern.

In addition, the Company also has specific policies of hedge of costs, hedge of revenue, exchange hedge and interest rates, approved by the Board of Directors on June 29, 2017.

b.                                      Objectives and strategies of the risk management policy

The Company’s Corporate Risk Management Policy is based on the following principles: (i) support the growth plan, strategic planning and business continuing as a going concern; (ii) strengthen the capital structure and asset management; (iii) allow an adequate degree of flexibility in financial management; and (iv) strengthen Vale’s corporate governance practices.

i.                                         Market risks for which protection is sought

In this sense and, according to the set out in item 4.2 of this Reference Form, considering the nature of the business and operations of the Company, the main market risk factors to which it is exposed are the following:

•                       foreign exchange rates and interest rates: the Company’s cash flows are exposed to the volatility of several currencies against the U.S. dollar and the loan and financing interest rates. While most of our product prices are indexed to U.S. dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. dollar, mainly the Brazilian real and the Canadian dollar. Vale also has debt instruments denominated in currencies other than US dollar, mainly in Brazilian reais and Euros.

The Company’s debt with floating rate consists mainly of loans, including export prepayments, commercial bank loans and multilateral organization loans. In general, the U.S. dollar floating rate debt is subject to changes in Libor (London Interbank Offer Rate).

•                       product prices and input costs: the Company is also exposed to market risks associated to volatilities in the prices of commodities.

ii.                                     Hedging

Periodically, an assessment is made of the potential impact on the Company’s cash flow on the exposure to market risk factors mentioned above. This supports the decision-making process regarding the appropriate hedging strategy. This assessment is made considering together the main market risk factors and their correlations, in order to take advantage of potential natural hedges.

When necessary to adjust the Company’s risk profile and reduce the volatility of its future cash flows, market risk mitigation strategies are assessed and implemented in line with these objectives.

Several forms of mitigation can be used: financial transactions by using hedge derivatives, committed lines of credit guaranteeing liquidity, or possible strategic decisions aimed at reducing cash flow risk.

Derivative portfolios are monitored monthly on a consolidated basis, allowing finance results to be monitored along with their impact on cash flow.

For more information, see item (iii) below.

iii.                                 Instruments used for hedging

The financial instruments used for hedging predominantly include forward transactions, swaps, futures and options.

The hedging programs contracted by Vale and its objectives are as follows:

•                                          Program to hedge loans and financing in reais pegged to CDI: in order to reduce cash flow volatility, swaps were used to convert the cash flow for debt pegged to CDI into US dollars for loan agreements and financing. In these transactions, Vale pays fixed rates in US dollars and receives remuneration in reais pegged to the CDI.

•                                          Program to hedge loans and financing in reais pegged to TJLP: in order to reduce cash flow volatility, swaps were used to convert the cash flow for debt pegged to TJLP into US dollars for BNDES loan agreements. In these transactions, Vale pays fixed or floating rates (Libor) in US dollars and receives remuneration in reais pegged to the CDI.

•                                          Program to hedge loans and financing in reais at fixed rates: in order to reduce cash flow volatility, swaps were used to convert the cash flow for debt denominated in reais at a fixed rate into US dollars for BNDES loan agreements. In these transactions, Vale pays fixed rates in US dollars and receives a fixed rate in reais.

•                                          Program to hedge loans and financing in reais pegged to IPCA: in order to reduce cash flow volatility, swaps were used to convert the cash flow for debt pegged to IPCA into US dollars for debentures.In these transactions, Vale pays fixed rates in US dollars and receives remuneration in reais pegged to the IPCA.

•                                          Program to hedge loans and financing in Euros: in order to reduce cash flow volatility, swap operations were conducted to convert cash flow of debts in Euros into US dollars. In these transactions, Vale receives fixed rates in Euros and pays remuneration pegged to fixed rates in US dollars.

•                                          Program of hedging used to purchase nickel products: to reduce the risk of a price mismatch between the period to purchase nickel products (concentrate, cathode, sinter and other types) and the period to sell the final product, hedging was used. The items purchased are the raw materials used in the refined nickel production process. The transactions usually carried out in this case are sales of nickel for future settlement, either on the stock market (LME) or in the over-the-counter market.

•                                          Fixed-price nickel sales program: in order to maintain the exposure of revenues to nickel price fluctuations, derivatives were used to convert floating price nickel contracts with customers requesting fixed prices. The transactions are intended to ensure that prices relating to these sales are equivalent to the London Metal Exchange (LME) average price when the product is physically delivered to the customer. The transactions usually carried out in this program are purchases of nickel for future settlement, either on the stock market (LME) or in the over-the-counter market.

•                                          Program of hedging used to purchases of copper products: to reduce the risk of a price mismatch between the period to purchase copper products (scrap and others) and the period to sell the final product, hedging was used. Scrap purchased is mixed with other raw materials to produce copper for final customers. In this case, normally the transaction carried out is the sale of copper with future settlement in the stock exchange (LME) or over-the-counter.

•                                          Bunker oil hedge program: to reduce the impact of fluctuations in bunker oil prices on the contracting/provision of sea freight and, consequently, to reduce the volatility of the Company’s cash flow, hedge operations were conducted for this raw material, through options.

Hedge Accounting

In accordance with CPC 38 “Financial Instruments: Recognition and Measurement”, all derivatives, designated in hedge or non-hedge relationships, are recorded in the balance sheet at fair value and the gains or losses from the fair value are recorded in the profit or loss, if it does not qualify as hedge accounting. A derivative must be designated in a hedge relationship to qualify for hedge accounting. This standard includes the determination of which hedge tranches are considered effective or ineffective. In general, a hedge relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the hedged item. According to this standard, effectiveness tests are carried out in order to assess the effectiveness and quantify the ineffectiveness of the designated hedges.

iv.                                  The parameters used to manage these risks

The parameters used to check the Company’s classification or non-classification of exposure are:

(i)          verification that the programs mentioned in item 5.2 (iii), above have been executed;

(ii)         Analysis and constant monitoring of contracted volumes; and

(iii)         observing adequacy of the maturity dates, considering their respective hedging strategies, ensuring that there is no mismatch of our exposures. The mismatch between exposure and hedging strategies can occur if:

a.                   The contracted volumes/values of the hedge become greater than the volumes/values of the respective exposure;

b.                   The exposure for which hedging was sought ceases to exist; or

c.                    There is a maturity mismatch between the hedging strategies and their respective exposures.

In order to avoid potential mismatches due to the provisions of item “(iii).a” above, the procedure adopted is the periodic monitoring of the volumes/ values to be used as basis for the hedge proposals. For raw material price hedging, for example, if updated consumption estimates point to a decrease in volumes relative to the initial estimates used for the proposed hedging strategies, the volumes used in the hedging strategy will be adjusted accordingly.

To avoid potential non-classification due to the provisions of item “(iii) .b”, during the periodic monitoring, if the initially estimated exposure does not materialize, the hedging strategy is terminated immediately (by unwinding the contracted positions) .

Also, for potential non-classification under item “(iii) .c”, the alignment between the expiry date of the contracted hedging strategies and the expiry of the initially estimated exposure is constantly checked.

V.                                    If the Company uses financial instruments with different hedge objectives and what are these objectives

•                  Warrants received on the sale of part of Vale’s future gold (by-product) production: These warrants constitute an American call option and were received as part of the payment for the sale of flows of payable gold produced as a by-product of the Salobo copper mine and specific Sudbury nickel mines.

•                  Debenture purchase options: The Company has debenture agreements in which the creditors have options to convert debentures into a certain number of shares of Vale Logística Integrada (VLI) held by the Company.

•                 Options linked to shares in Minerações Brasileiras Reunidas S.A. (“MBR”): The Company entered into an agreement for the purchase and sale of MBR shares that has options linked to them. The Company has the right to repurchase this minority interest in the subsidiary. Moreover, in certain restricted and contingent contractual conditions, outside the control of the buyer, such as the case of illegality due to changes in the law, there is a clause in the agreement that gives the buyer the right to resell their stake to the Company. In this case, the Company could choose to settle using cash or shares.

Embedded derivative positions: Vale’s cash flow is also exposed to market risks associated with contracts that contain embedded derivatives or work as derivatives. From Vale’s perspective, these may include, but are not limited to, trading contracts, purchase agreements, lease agreements, securities, insurance policies, and loans. The embedded derivatives as of December 31, 2017 are as follows: 1) agreements for the purchase of raw materials and nickel concentrate that contain price provisions based on the future price of copper and nickel; 2) the purchase of gas by Companhia de Pelotização Vale Omã (LLC), with a clause of premium in the price of gas if the Company’s iron ore pellets are traded above a predefined level; and 3) agreement for the sale of stake held by the Company with a clause that establishes, under certain conditions, the guarantee of a minimum return on the investment of the acquiring company.

VI.                               Organizational structure to control market risk management

Market risks are managed by the same organizational structure described in item 5.1 (b) (iii) above.

c.                                       adequacy of the operational structure and internal controls to verify the effectiveness of the adopted policy

Monitoring and a periodic assessment of the consolidated position of financial instruments used to mitigate Vale’s market risks allows for financial results and the impact on the cash flow to be monitored, as well as ensuring that the objectives initially set are achieved. The calculation for the fair value of the positions is made available monthly for management to follow.

For this reason, the back-office department, which is part of the Treasury and Finance Global Board, monitors these financial instruments, and is responsible for confirming the financial characteristics of the transactions, as well as the counterparties with whom the operations were carried out and to report the fair value of the positions. This department also assesses whether transactions were carried out in accordance with internal approval. In addition to this area, the Internal Controls Management checks the integrity of controls that mitigate risks in transactions contracted within the governance criteria set forth above. In addition, the Internal Audit department also participates in the compliance process with the established standards.

5.3 - Regarding the controls adopted by the issuer to ensure the financial statements are prepared reliably, state:

a.                                      The main internal control practices and the level of efficiency of these controls, indicating possible imperfections and measures taken to correct them.

Vale’s management has assessed the effectiveness of the Company’s internal controls in financial statements through processes designed to provide reasonable assurance regarding the reliability of the financial statements, in accordance with the criteria established in the Internal Control -2013 - issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The process of assessing internal controls includes joint action with the business areas for assessment of reporting risks, process mapping, assessment of their compliance with the other policies and regulations, as well as the validation of applicable controls aimed at mitigating the risks that may affect the Company’s ability to initiate, authorize, record, process and disclose relevant information in the financial statements.

In addition, the Internal Controls Management interacts with the Internal Audit and Ombudsman departments in order to capture any occurrences that may impact the financial statements.

At the end of the year, based on tests carried out by management throughout the period, no relevant deficiencies were identified in the execution of controls. Also, during the year, any deficiencies identified in the execution of controls are corrected by applying action plans with the objective of ensuring its correct execution at year-end and avoiding recurrences.

b.                                      The organizational structures involved

Vale S.A. has an organizational structure of internal controls to ensure that reliable financial statements are prepared. It is comprised of the Executive Management of Internal Controls, Risks and Compliance reporting to the Executive Office of Finance and Investors Relations, with the respective monitoring of the Fiscal Council. The process also counts on the participation of Internal Audit and the Ombudsman, both below the Board of Directors. The roles and responsibilities of these are described in item 5.1 (b) (iii).

c.                                       If and how efficiently are the internal controls being supervised by the issuer’s management, stating the position of the persons responsible for monitoring them

As part of the annual certification process of the internal controls environment, the Management promotes a review of all controls with the effective participation of all the Board of Directors involved in the processes and conducts validation tests, aiming to get the effectiveness of the controls.

At the end of the cycle, the executives responsible for the processes of all the Company’s business areas and support areas, mapped on Sarbanes-Oxley compliance controls and tests, sign sub-certification terms that support the internal control environment assessment as well as the publication of the financial statements.

In addition, the Fiscal Council supervises the internal control assessment process carried out by Management and independent auditors (KPMG Auditores Independentes), through regular meetings to present the results of the work of the Executive Management of Internal Controls, Risks and Compliance and respective remediation plans established by the process.

d.                                      Deficiencies and recommendations on internal controls contained in the detailed report prepared and sent to the Company by the independent auditor

The management assessed the effectiveness of Vale’s internal controls related to the financial statements as of December 31, 2017 and concluded that internal controls provide reasonable assurance in relation to the reliability of financial reporting and the preparation of consolidated financial statements and are considered effective. The internal control environment was audited by KPMG Auditores Independentes, an independent audit firm, and no significant deficiencies were identified in its assessment.

Vale identified no change in the internal control over financial reporting during our fiscal year ended December 31, 2017 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

e.                                       Comments of the officers on the shortcomings identified in the independent auditor’s report and on the corrective actions taken

The Company’s Officers made an evaluation based on the relevance, likelihood and possible magnitude of misstatements reported by the independent auditors, and reached the conclusion that the action plans defined for such shortcomings are adequate for proper implementation of the recommendations made by the auditors, pointing out that as described in item (d) above, no significant shortcoming was reported by the independent auditors.

5.4 - In relation to the internal integrity mechanisms and procedures adopted by the issuer to prevent, detect and remedy deviations, fraud, irregularities and illegal acts committed against the public administration, national or foreign, inform:

a. if the issuer has rules, policies, procedures or practices aimed at the prevention, detection and remediation of fraud and illegal acts committed against public administration, identifying, if so, the following:

i. the main integrity mechanisms and procedures adopted and their adequacy to the profile and risks identified by the issuer, informing how often the risks are reassessed and the policies, procedures and practices are adapted

Vale also has a Global Anti-Corruption Program (the “Program”), based on three main documents: The Code of Ethics and Conduct, the Global Anti-Corruption Policy, and the Global Anti-Corruption Manual (which details the rules set forth in the Policy). They are rules, procedures and controls intended to prevent and detect the risk of corruption to which the company is exposed because of its activity and of the countries where it operates. The rules of the Program are aligned to the best practices of the market, to the pacts of which the company is a signatory (UN Global Compact and Business Pact for Integrity and Against Corruption) and the anti-corruption laws applicable to Vale.

The performance and the revisions of the Program always consider the operations of the Company e the risk of corruption in the countries where the Company operates.

All suppliers of materials, services and equipment, entities, associations, or any third party that receives resources, assets or rights of Vale, before they are registered, undergo a process of corruption risk assessment. This procedure comprises anti-corruption due diligence, which is the checking by means of public information the criminal record of these third parties. The risk assessment process covers all of Vale’s operations, and in 2017 more than 14,000 inquiries were made.

The monitoring and control activities performed in 2017 by the Corporate Integrity area (responsible for implementing the Program) were focused on matters related to non-mandatory expenses (such as donations, sponsorships, relationship actions, agreements, technical and/or financial cooperation agreements, environmental expenditures, expenses with traditional communities, social expenditures and other non-compulsory contributions). All these expenses require the prior approval of the Corporate Integrity area. In that regard, the expenditures are monitored and the rendering of accounts is analyzed, and possible political involvements in the communities served. The main purpose is to know if the funds are being properly used, according to the requested and used in a correct manner.

In 2017, Vale conducted a review of the Global Anti-Corruption Manual, as part of its permanent activity to perfect its levels of controls and processes. The changes involved the revision of the rules and procedures for contracting and the update of forms applicable to greater risk contracts.

ii. the organizational structures involved in the monitoring of operation and efficiency of the internal integrity mechanisms and procedures, indicating their attributions, if their creation was formally approved, the bodies of the issuer to which they report, and the mechanisms to guarantee the independence of their leaders, if any

The implementation, monitoring and compliance with the Program are an absolute priority for Vale. Therefore, Vale has a Director of Corporate Integrity, responsible for managing and supervising the administration and effective operation of the Program.

The Director of Corporate Integrity reports to the CEO, but may also bring concerns or relevant matters directly to the Board of Directors, if deemed necessary or appropriate, and work with Vale’s other areas, as the case may be.

Some of the functions and responsibilities of the Director of Corporate Integrity are the following:

• to supervise and conduct investigations of any information or claims concerning breaches of the Program and/or applicable anti-corruption laws, and to determine in an independent manner whether a breach has occurred;

• to forward the results of the investigations to the regulatory authorities or law enforcement agents, as the case may be, after consultation with Vale’s CEO, and provide pertinent reports to the Board of Directors;

• to appoint employees of the Corporate Integrity area of Vale and its direct or indirect subsidiaries;

• to develop and organize proper and periodic training for employees, officers and consultants, to ensure they are familiar with and understand the applicable anti-corruption laws and the Program;

• to respond to questions related to any aspect of the Program or other matters of corporate integrity and to convey such matters to the superiors, if necessary;

• to supervise the preparation and development of supplementary guidance for Vale’s employees, officers, suppliers, consultants and other relevant persons with respect to specific obligations and legal issues, involving the applicable anti-corruption laws and the Program;

• to confirm that adequate resources, systems and internal controls are available for the operation of the Program and its ramifications;

• to conduct or supervise the performance of periodic anti-corruption compliance risk assessments (including risk of bribery) in the various business areas of Vale and in the jurisdictions in which Vale operates, in order to consider the need for additional controls; and

• to report relevant matters related to the Program to the Board of Directors, when deemed necessary.

The director of Corporate Integrity and the other members of the Corporate Integrity area are prohibited from working on sales, procurement, contracting of services with public companies or other functions from which a conflict of interests may arise.

At the discretion of the director of Corporate Integrity, Vale may appoint senior representatives of departments such as Internal Audit, Corporate Security, Internal Controls, Procurement, Institutional Relations, Communication and Risk for an Anti-Corruption Compliance Policy Committee, which will operate as a counseling group to deal with risks related to the Program and its impact on Vale’s business and reputation.

The director of Corporate Integrity will be the chairman of the Committee, which will be convened by him and will have among its functions and responsibilities:

• establishment of global guidelines for the implementation or consistent operation of the Program;

• establishment of global policies regarding the provision or receipt of gifts/souvenirs and hospitality on special occasions;

• analysis and recommendations, according to the Program, regarding possible acquisitions, purchase of assets, joint ventures, consortia and new areas of operation for Vale based on issues identified in the respective due diligence;

• guidance on the implementation of anticorruption compliance programs in the associated companies in which Vale has a minority stake, in consortia and joint ventures; and

• advisory on risk assessments and performance of tests on Vale’s anticorruption compliance structure.

iii. if the issuer has a formally approved code of ethics or conduct, indicating:

•                  if it applies to all officers, tax advisors, board members and employees and also covers third parties, such as suppliers, service providers, brokers and associates

the Code of Ethics contains the main guidelines to be followed by the members of the Board of Directors and its advisory committees, by members of the Audit Committee, the CEO, and other executive officers, employees, by employees, trainees, contractors, and any person that acts on behalf of Vale and its controlled companies. The other entities in which Vale participates must also, as far as possible, follow the rules of the referred to Code of Ethical Conduct.

•                  if and how often officers, tax advisors, board members and employees are trained in relation to the code of ethics or conduct and other standards related to the subject

As of 2013, when Vale’s Code of Ethical Conduct was reviewed, Vale began to train employees every year on the content of the Code of Ethical Conduct.

In 2014, the training was done by the leadership, beginning with the Board of Executive Officers, which presented the Code of Ethical Conduct to its direct subordinates, and continued through each level of the hierarchy until it reached the operational level. After the training, the employees received the printed Code of Ethical Conduct and signed the term of commitment with it. This action reached 90% of employees globally.

In 2015, Vale, in turn:

(i)                           carried out the “Integrity Movement” - an event that aims at conveying the message to all employees of the importance of “Acting Correctly”, focused on the Code of Ethical Conduct and the Global Anti-Corruption Program. The movement opening was attended by Vale’s Chief Executive Officer, the general consultant and the general ombudsman, who passed the message to the leaders, who were in charge of passing on the information to all employees. With the support from the Integrity Movement, more than 70% of employees worldwide have ratified their agreement to the terms of the Code of Ethical Conduct and the commitment to comply with them;

(ii)                        launched other initiatives that led employees to become aware of Vale’s rules of ethical conduct, such as: “Ethics on the Agenda”, which published controversial topics on ethics every two months, to be discussed at team meetings; and the video that presents the Code of Ethical Conduct for new employees and new third parties;

(iii)                     promoted specific face-to-face training on the Global Anti-Corruption Program for members of priority areas for mitigating the risk of corruption (e.g. those responsible for relations with government officials, hiring of third parties and intermediaries, donations, sponsorships, community investments, business acquisitions, legal, internal audit and corporate security), which involved more than 2,700 participants in several countries where Vale operates (Australia, Brazil, Canada, China, Singapore, South Korea, the United Arab Emirates, India, Indonesia, Japan, Malawi, Malaysia, Mozambique, New Caledonia, Oman and Taiwan);

(iv)                    developed online training on the Global Anti-Corruption Program and the Code of Ethical Conduct, which are mandatory for all employees;

(v)                       reinforced the importance of compliance with the Global Anti-Corruption Program through a global message on World Corruption Day (December 9th).

In 2016, the communication actions on Ethics and Integrity continued, with a new edition of the Integrity Movement, a new global message on the World Corruption Day, face-to-face trainings continued on the Global Anti-Corruption Program, new editions of Ethics on the Agenda and the implementation by the employees of online training on Ethics and the Global Anti-Corruption Program. The course achieved more than 40,000 employees in the year.

The focus in 2017 was to continue the dissemination in Brazil and expand the training to other countries. During the year, more than 8 thousand employees undertook the online ethics course in operations outside Brazil, reaching 77% of the active employees abroad. Although the training does not have a defined periodicity, all the new employees already have in their development plan this associated training (employees with access to computers) and the Human Resources area carries out several actions together with the managers to deploy training for employees without access to computers. Furthermore, other Ethics-related training has been or is being created to detail situations and behaviors of our Code of Ethics. For example, this year online training on Diversity and Inclusion has been launched.

In addition, employees again reaffirmed their commitment to ethics in the annual event of the Integrity Movement. The theme of the year portrayed the impact of unethical actions on the professional and personal lives of those involved. Videos were used with actors that portrayed real situations, social experiments and a quiz about ethics. The managers deployed the Integrity Movement with their teams and suppliers reaching approximately 53 thousand people. For the first time, Vale released the Integrity Movement in social media and approximately 91 thousand people were impacted through organic campaigns, that is, without investment by the company.

Finally, the Code of Ethical Conduct provides within its scope that everybody must “Participate in the mandatory periodic training we provide on the Code of Ethical Conduct and other associated topics. Keep up-to-date on policies, standards and procedures related to your assignments.”

•                  the penalties applicable in the event of a breach of the code or other standards relating to the matter, identifying the document where such penalties are provided for

The penalties applicable in the event of breach of the Code of Ethical Conduct are set out in the document itself, in the section “Breaches of this Code, other policies, standards, procedures and guidelines of Vale subject the offenders to consequences, including verbal or formal warning, suspension or dismissal. The disciplinary measures are applied considering the type of violation and its seriousness, the guidelines of the Ethics Committee, Vale’s Human Resources area and the applicable legislation.”

•                  body that approved the code, date of approval and, if the issuer discloses the code of conduct, locations on the world computer network where the document can be consulted

The review of the Code of Ethical Conduct was approved by the Board of Directors on March 29, 2018 and is available on Vale’s Intranet (for employees) and on the Company’s website (http://www.vale.com/brasil/PT/aboutvale/ethics-and-conduct-office/code-of-ethics/Paginas/default.aspx).

b. if the issuer has a complaint channel, indicating, if so:

•                  if the complaint channel is internal or if it is in the charge of third parties

Vale has the Ethics and Ombudsman Channel, management of which is the responsibility of the Ombudsman’s Office. The receipt of complaints is done via an outsourced company, but the coordination for analysis of the complaint is made via the Ombudsman’s Office.

•                  if the channel is open to receive third-party complaints or if it receives complaints from employees only

The channel is available to anyone who wishes to file a complaint, including third parties and employees.

•                  if there are mechanisms for anonymity and protection of bona fide whistleblowers

As provided for in the Code of Ethical Conduct, “Bona fide complaints shall never be the basis for retaliation or intimidation of any whistleblower. The investigation of the complaints is coordinated by the Ombudsman’s Office and will always be done in a careful manner, respecting the local legislation and protecting the rights of the complainant and the defendant. The investigations are carried out by the Ombudsman’s Office, Corporate Security, Audit, Corporate Integrity area or other areas relevant to the case, at the discretion of the Ombudsman. It is the Ombudsman’s commitment to guarantee the confidentiality of the identity of the complainant.” In addition, the Ethics and Ombudsman Channel makes it possible to file complaints in an anonymous and confidential manner, for complainants who prefer not to identify themselves.

•                  body of the issuer responsible for the investigation of complaints

The Ombudsman is responsible for coordinating the investigation of complaints, which, when necessary, delegates the investigations to other areas of the company, such as Internal Audit and Corporate Security. In turn, the Ombudsman’s Office reports directly to the Board of Directors.

c. if the issuer adopts procedures in consolidation, acquisition and corporate restructuring processes aimed at identifying vulnerabilities and risk of irregular practices in the legal entities involved

All parties involved in a joint venture, consortium, association or any other business combination with any third party (such as in mergers or acquisitions) must first undergo due diligence, including on corruption, to ensure that the terms and business conditions will not result in - or will cause -a material risk of breach of the applicable anti-corruption laws.

d. if the issuer does not have rules, policies, procedures or practices aimed at the prevention, detection and remediation of fraud and illegal practices against public administration, to identify the reasons why the issuer has not adopted controls in this regard.

Not applicable, considering that the Company has procedures for this, as described in this item 5.

5.5 — Significant changes in the main risks to which the Company is exposed or in the risk management policy adopted, commenting on possible expectations of reduction or increase in the Company’s exposure to such risks

In relation to the last fiscal year, there were no significant changes in the main risks to which the Company is exposed, which are described in items 4.1 and 4.2 of this Reference Form.

Additionally, as of the date of this Reference Form, the Company does not identify a scenario of significant increase or reduction in risks already mentioned in items 4.1 and 4.2 of this Reference Form.

5.6 - Other relevant information

In line with the integrated view of the risks to which it is exposed, Vale considers in its risk management, in addition to market risks, liquidity risk, a risk arising from obligations assumed by third parties towards the Company (credit risk), those inherent to inadequate or poor internal processes, people, systems or external events (operational risk) and risks associated with policies and regulatory conditions in the countries where Vale operates (political risk), among others.

Operational risk

Operational risk management is the structured approach to manage uncertainties related to internal processes, people and systems and to external events. Internal events consist of flawed or inadequate internal systems, people and processes, while external events include natural or operational disasters caused by third parties, regulatory, political, economic, or social measures taken by governments or other important stakeholders.

Vale minimizes operational risks through new controls and improving existing ones, new plans to mitigate risks and transfer of risk through insurance. We seek to have a clear view of the major risks to which we are exposed, the cost-benefit on mitigation plans and the controls in place to monitor the impact of operational risks closely and to efficiently allocate capital to reduce them.

Credit Risk

Vale’s exposure to credit risk derives from receivables, derivative transactions, guarantees, advances to suppliers and financial investments. The Vale’s credit risk management process provides a framework to assess and manage counterparty credit risk and to maintain the Company’s risk at an acceptable level.

Commercial Credit Risk Management

Vale assigns an internal credit rating and a credit limit to each counterparty using our own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty’s strategic position and history of commercial relations.

Based on the counterparty’s credit risk, risk mitigation strategies may be used to manage the Company’s credit risks. The main strategies for mitigation of credit risks include non-recourse discount of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

Vale has a geographically diversified portfolio of accounts receivable, with Asia , Europe and Brazil, being the regions with the most significant exposures. According to the region, different guarantees can be used to improve the credit quality of the receivables. Periodically, the Company monitors the exposure of the counterparties in the portfolio and blocks additional sales to customers in default.

Treasury Credit Risk Management

To manage the credit exposure originated from financial investments and derivative instruments, credit facilities are approved for each counterparty with which the Company has credit exposure.

Vale controls the diversification of the portfolio and monitors different solvency and liquidity metrics of its different counterparties that were approved for negotiation.

Compliance Risks

Political Exposure

According to its Articles of Incorporation, Vale is prohibited from making, directly or indirectly, through third parties, any contribution to political movements in Brazil or abroad, including those organized as political parties and for their representatives or candidates.

Insurance

Vale takes out various types of insurance policies, such as: operational risk insurance, engineering risk insurance (projects), credit risk insurance, civil liability, life insurance for its employees, among others. The coverage of these policies, similar to those generally used in the mining industry, is taken out in accordance with the objectives set by the Company, the corporate risk management practice, and the limitations imposed by the global insurance and reinsurance markets.

Insurance management is carried out with multidisciplinary support from the operational areas of the Company. Among its management instruments, Vale uses captive reinsurers that allow the retention of part of the risk, taking out of insurance on a competitive basis, and direct access to the main international insurance and reinsurance markets, and diversification of counterparties.

Information about internal/external complaints on the Code of Ethical Conduct and the improvements made based on the complaints

In 2017, Vale’s Ombudsman received 2,861 complaints, of which 10% could not be ascertained because they did not provide sufficient information to investigate the facts reported or because they were not ethical issues, thus being outside the Ombudsman’s scope.

The valid complaints were checked and 47% confirmed, generating 1,914 corrective actions, including feedback to the employee, process change, coaching, warnings, layoffs and termination of business relationship with companies involved.

In addition, since October 2016, the Ombudsman’s Office has been carrying out the Itinerant Ombudsman action, for the purpose of increasing employees’ trust in the use of the Ethics and Ombudsman Channel. Through it, the Ombudsman conducts face-to-face meetings in Vale locations that are open for the participation of all employees. This action is carried out together with the Human Resources regional offices, which invite employees to attend the meetings on the dates previously scheduled. As of March 2018, 71 sessions were held with more than 3,500 participants in various locations (Brazil, Oman, Malaysia, Singapore and Indonesia).

6. Issuer History

6.1 / 6.2 / 6.4 - Issuer’s organization, duration and date of registration with the CVM

Date of Issuer Organization	01/11/1943
Form of Issuer Organization	Government controlled company
Country of Organization	Brazil
Duration	Indefinite Duration
Date of CVM Registration	01/02/1970

6.3 - Brief history

Vale was founded by the Brazilian Federal Government (Brazilian Government) on June 1, 1942, through Decree-Law no. 4,352, and finally on January 11, 1943, by the Definite Meeting for the Constitution of Corporation Companhia Vale do Rio SA Doce SA, in the form of a government controlled company, with the purpose of exploiting, trading, transporting and exporting iron ore from Itabira mines, and exploring the traffic of the Vitória-Minas Railroad (EFVM), carrying iron ore and agricultural products from Vale do Rio Doce, in the Southeast region of Brazil, to the port of Vitória, located in the State of Espírito Santo.

The Company’s privatization process began in 1997. Pursuant to Call to Privatize PND-A-01/97/CVRD (Call Notice) and the Resolution of the National Privatization Council - CND no. 2 of March 5, 1997, the Extraordinary Sharedolders’ Meeting approved on April 18, 1997 the issuance of 388,559,056 non-convertible participative debentures (Participative Debentures), in order to guarantee to pre-privatization shareholders, including the Federal Government, the right to participate in the revenue of the mineral deposits of Vale and its subsidiaries, not valued for purposes of setting the minimum price of the Vale privatization auction. The Participative Debentures were attributed to Vale shareholders as payment for the redemption value of class “B” preferred shares, issued as bonus, in the proportion of one share held by the holders of class “A” common and preferred shares, at the time, through partial capitalization of Vale’s profit reserves. The Participative Debentures could only be traded after prior authorization from the Brazilian Securities and Exchange Commission (“CVM”), as of 3 months from the completion of the Secondary Public Offering of Shares foreseen in the privatization process.

On May 6, 1997, the privatization auction was conducted, when the Brazilian Government sold 104,318,070 common shares issued by Vale, equivalent to 41.73% of the voting capital to Valepar S.A. (Valepar), for the amount of approximately R$ 3.3 billion.

Subsequently, pursuant to the Call Notice, the Brazilian Government also sold 11,120,919 common shares representing approximately 4.5% of the outstanding common shares and 8,744,308 class “A” preferred shares, representing 6.3% of outstanding class “A” preferred shares, through an offering restricted to Vale employees.

On March 20, 2002, a Secondary Public Offering of Shares was issued by Vale, in which the Brazilian Government and the Brazilian Development Bank (“BNDES”) sold, each one, 34,255,582 common shares issued by Vale. The demand by investors in Brazil and abroad was substantial, surpassing the offer by approximately three times, which led to the sale of the entire lot of 68,511,164 shares. A portion of approximately 50.2% was placed on the Brazilian market and the remainder was sold to foreign investors. Subsequently, on October 4, 2002, the competent registration of Participative Debentures was obtained from the CVM, allowing their trading in the secondary market.

In 2017, all the class “A” preferred shares issued by Vale were converted into common shares, at the ratio of 0.9342 common share for each class “A” preferred share.

As of December 22, 2017, the common shares issued by the Company were traded in the Segment Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão.

Please find below the most striking events described in the history of the Company since its incorporation:

1942

• President Getúlio Vargas, through Decree-Law no. 4,352, dated June 1, 1942, defines the basis on which Companhia Vale do Rio Doce S.A. would be organized. Under the Decree-Law, Companhia Brasileira de Mineração e Siderurgia and Companhia Itabira de Mineração were to be organized.

1943

• Vale is incorporated on January 11, 1943, as a joint stock company, pursuant to Decree-Law no. 4,352/42.

• Listing of Vale’s shares at the Rio de Janeiro Stock Exchange (“BVRJ”) in October 1943.

1944

• First tradings with Vale’s shares at BVRJ in March 1944.

1952

• The Brazilian Government takes definitive control of Vale’s operating system.

1953

• First shipment of iron ore to Japan.

1954

• Vale reviews its commercial practices abroad and starts to make direct contacts with steelmakers, without the intermediation of traders.

1962

• Long-term contracts signed with Japanese steelmakers and German plants.

1964

• Opening of Vale’s first office outside Brazil in Dusseldorf, Germany.

1966

• Opening of the Tubarão Port, in Vitória, State of Espírito Santo, which is connected to the iron ore mines through the Vitória-Minas Railroad.

1967

• Geologists of Cia. Meridional de Mineração, subsidiary of United States Steel Corp. (US Steel), note the occurrence of iron ore in Carajás, in the State of Para.

1968

• Vale shares become part of the IBOVESPA index.

1969

• Opening of Vale’s first Pelletizing Plant in Tubarão, in the State of Espírito Santo, with production capacity of 2 million tons/year.

1970

• An agreement makes Vale a majority partner of the project Carajás in the State of Para, together with US Steel.

1972

• Vale enters into an agreement with the Canadian company Alcan Aluminiun Ltd., for a bauxite exploration project in the Trombetas River region, where Mineração Rio do Norte (“MRN”) was incorporated.

1974

• Vale becomes the largest exporter of iron ore in the world, holding 16% of the transoceanic ore market.

1975

• For the first time, Vale launches debentures in the international market, worth DM 70 million, with brokerage of Dresdner Bank.

1976

• Decree no. 77,608/76 grants to Vale a concession for the construction, use and exploration of the railroad between Carajás and São Luís, in the States of Para and Maranhão, respectively.

1977

• Vale announces priority to the Carajás Project, to start as of 1982 the export of iron ore through the Port of Itaqui (MA).

1979

• Effective start of the implementation of the Ferro Carajás Project, adopted as the main goal of Vale’s business strategy.

1980

• Federal Government approves the Ferro Carajás Project and gives its financial guarantee.

1982

• With the start of operations of Valesul Alumínio S.A. in Rio de Janeiro, Vale enters the aluminum segment and contributes to reducing Brazilian metal imports.

1984

• Opening of Vale’s office in Japan.

1985

• On February 28th, the Carajás Railroad (“EFC”) is opened and delivered to Vale.

• Opening of the Ferro Carajás Project, which increases the company’s productive capacity, now structured in two distinct logistic systems (Northern and Southern).

1986

• Start of operation of the Port Terminal of Ponta da Madeira, in São Luís, in the State of Maranhão.

1987

• EFC starts to operate on a commercial scale.

1989

• Implementation of the Profit Sharing Program (PR) for Vale employees.

1994

• In March, Vale launches its Level 1 American Depositary Receipts (“ADR”) program, tradable in the US over-the-counter market.

1995

• Vale is included in the National Privatization Program by Decree no. 1,510, dated June 1st, signed by the President of the Republic.

1996

• On October 10th, the National Privatization Council (CND) approves Vale’s privatization model.

1997

• On March 6th, BNDES announces Vale’s notice to privatize.

• On April 18th, Vale issues 388,559,056 Participative Debentures, which could only be traded after prior authorization from CVM, as of 3 months after the completion of the Secondary Public Offering of Shares foreseen in the privatization process.

• On May 6th, Vale is privatized in an auction held at the Rio de Janeiro Stock Exchange. Valecom Consortium - articulated by the Votorantim Group - and Brazil Consortium, led by Companhia Siderúrgica Nacional (“CSN”), participated in the auction. Brazil Consortium acquires 41.73% of Vale’s common shares for R$ 3,338 million in cash.

1998

• In the first year after the privatization, Vale achieves a growth of 46% in profit in relation to 1997.

1999

• Vale has the highest profit in its history until then: R$ 1.251 billion.

2000

• On February 2, the Container Terminal of the Port of Sepetiba was opened.

• In May, Vale acquires Mineração Socoimex S.A. and S.A. Mineração da Trindade (Samitri), iron ore producing companies, starting the consolidation of the Brazilian iron ore market.

• On June 20th, Vale announces the listing of its ADRs, representing preferred shares issued by the Company, at the New York Stock Exchange (“NYSE”), in a level II “DR” program approved by the CVM.

• On August 31st, the Special Shareholders’ Meeting approves the merger of the wholly-owned subsidiary Mineração Socoimex S.A., without the issuance of new shares, aiming at adding to the Company’s assets the Gongo Soco mine, a high-grade hematite reserve in the iron quadrangle in Minas Gerais.

2001

• In February, Vale’s Board of Directors authorizes the start of the divestment of its interests in the paper and pulp sector.

• On February 19th, the shares issued by S.A. Mineração da Trindade (Samitri) are merged into Vale, with no capital increase and no issue of new shares, due to the use of shares held in treasury, as authorized by the CVM.

• In March, the uncrossing of Vale and CSN shareholdings is conducted.

• In April, Vale acquires 100% of the capital of Ferteco Mineração S.A., the third largest iron ore producer in Brazil at the time.

• On October 1st, the Shareholders’ Meeting approves the merger of the wholly-owned subsidiary S.A. Mineração da Trindade (Samitri) in line with administrative and financial rationalization guidelines.

2002

• In March, the Pelletizing Plant of São Luís, in the State of Maranhão is officially opened.

• On March 21st, the global put option of 68,511,164 common shares issued by Vale and held by the Brazilian Government and BNDES is completed, of which approximately 50.2% were placed in the Brazilian market and the remainder sold to investors abroad. The sale price in Brazil was R$ 57.28 per share and abroad of US$ 24.50 per ADR.

• The common shares issued by Vale are traded at the NYSE, in the form of ADRs, in a level III program.

• The trading of the Company’s common shares at the Madrid Stock Exchange — Latibex also starts.

• The cornerstone of the Sossego Copper Project in the State of Para is laid down.

• On October 4th, Vale obtains from the CVM the registration of the Public Trading of Participative Debentures.

• On December 16th, the General Shareholders’ Meeting approves Vale’s Shareholder Compensation Policy, in order to simultaneously increase transparency and financial flexibility, taking into account the expected trajectory of the Company’s cash flow.

• On December 27th, the Special Shareholders’ Meeting approves the Reform of Vale’s Articles of Incorporation, in order to (i) expand the Company’s activities in the energy and logistics sector; (ii) to adapt the Articles of Incorporation to the new rules introduced by Law no. 10,303, of October 31, 2001; and (iii) introduce principles of best corporate governance practices.

2003

• On February 14th, Vale concludes the acquisition of 100% of the capital of Elkem Rana AS (Rana), a Norwegian iron alloy producer, for a price of US$ 17.6 million.

• On March 31st, Vale acquires 50% of the shares of Caemi Mineração e Metalurgia S.A. (Caemi) for US$ 426.4 million.

• On August 29th, Vale incorporates the wholly-owned subsidiaries Celmar S.A. — Indústria de Celulose e Papel and Ferteco Mineração S.A.

• On November 7th, Vale completes the restructuring of corporate interests in logistics companies, which had as its purpose the elimination of relations between Vale and CSN in the shareholding structure of Ferrovia Centro-Atlântica S.A. (FCA), Companhia Ferroviária do Nordeste (CFN) and CSN Aceros S.A. (CSN Aceros).

• On December 12th, Vale joins Level 1 of the Differentiated Corporate Governance Practices Program established by B3 S.A. - Brasil, Bolsa e Balcão (“B3”), new company name of BM&FBOVESPA.

• Proceeding with the streamlining of its operational structure, on December 30th, Vale incorporates the following wholly-owned subsidiaries: Rio Doce Geologia and Mineração S.A. - Docegeo (Docegeo), Mineração Serra do Sossego S.A. (MSS), Vale do Rio Doce Alumínio S.A. - Aluvale (Aluvale) and Mineração Vera Cruz S.A. (MVC).

2004

• On July 2nd, the Sossego mine is opened, the first copper mine in Brazil, in the State of Para. The project is carried out in record time.

• In November, Vale wins the international bidding for coal mining in the Moatize region, northern Mozambique.

• In December, Vale signs a memorandum of understanding with ThyssenKrupp Stahl A.G. (ThyssenKrupp) for the construction of an integrated steel plate plant with capacity of 5 million tons, in the State of Rio de Janeiro.

2005

• Vale is the first Brazilian company to earn a higher risk rating than the host country and the only one to have this recognition by three different rating agencies: thus achieving the “Degree of Investment” granted by Moody’s, and confirmed by Standard & Poor’s and Dominion Bond.

• In July, Vale Belvedere Pty Ltd. signs an agreement with two Australian mining companies to conduct an survey study of the Belvedere Underground Coal Project (Belvedere Project), located in the State of Queensland, Australia.

• On September 22nd, “Vale Investir” is launched, a program that allows Brazilian investors to automatically reinvest the funds received from compensation to shareholders - dividends and/or interest on shareholders’ equity - on the purchase of shares issued by the Company.

• In November, Vale agrees to acquire a minority interest in Ceará Steel, an export-oriented steel plate project, in the State of Ceará, with a nominal capacity of 1.5 million tons of plates per year.

• The Company consolidates its entry into the copper concentrate industry, with the first full year of operation of Sossego Mine and sales to 13 customers in 11 different countries.

• In the last quarter of 2005, Vale acquires 99.2% of Canico Resources Corp. (Canico), owner of the laterite nickel project Onça Puma, located in the State of Para, for approximately US$ 800 million.

2006

• In January, Vale acquires mineral resources, land and exploration equipment from Rio Verde Mineração (Rio Verde) for US$ 47 million.

• In February, the acquisition of all Canico’s shares is completed, which were withdrawn from the Toronto Stock Exchange.

• In March, the expansion of production capacity of the alumina refinery of Alunorte - Alumina do Norte do Brasil S.A. (“Alunorte”) is opened, located in Barcarena, in the State of Para.

• On May 3rd, Vale completes the merger of Caemi shares, and now holds 100% of the company’s capital.

• On July 3rd, Vale acquires 45.5% of the capital of Valesul Alumínio S.A. and now holds 100% of the company’s capital.

• On August 11th, the Company announces its intention to make an offer for the acquision of all common shares of Inco Limited (Toronto Stock Exchange - TSX and NYSE with the symbol N) (Inco). The offer is consistent with Vale’s long-term corporate strategy and Vale’s non-ferrous metal business strategy.

• In the third quarter, Vale divides the administration of the former Southern System for the production and distribution of iron ore into two departments: the Southeastern System and Southern System, and started to report the productions separately for each system.

• In September, Minerações BR Holdings GmbH buys a 25% interest in a joint venture, Zhuhai YPM, to build a new pelletizing plant in Zhuhai, in the region of Guandong, China.

• On October 5th, Vale opens the Brucutu Project, the world’s largest mine/plant complex in initial capacity of iron ore production, located in the municipality of São Gonçalo do Rio Abaixo, in Minas Gerais.

• On October 26th, Vale liquidates a large part of the acquisition of the Canadian mining company Inco Ltd., the second largest nickel producer in the world, making a payment of US$ 13.3 billion, corresponding to the acquisition of 174,623,019 shares issued by Inco.

• On November 6th, Vale becomes part of the control group of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas.

2007

• In January, Vale completed the expansion of the iron ore production capacity in Carajás, which reaches 100 million tons per year.

• On January 30th, the acquisition of Inco (currently Vale Canada Limited) is ratified at Vale’s Special Shareholders’ Meeting. The nickel business is now managed from Toronto, as well as activities related to marketing and sales of metals. With the completion of Inco’s acquisition, Vale becomes the second largest mining and metals company in the world in market value.

• On February 16th, Vale announces a public offering of shares of Log-In Logística Intermodal S.A. (“Log-In”).

• On February 26th, Vale enters into a purchase and sale agreement for the acquisition of the Australian company AMCI Holdings Australia Pty Ltd. (“AMCI”), which operates and controls coal assets through participations in joint ventures.

• In March, Vale acquires the 18% stake in Ferro-Gusa Carajás S.A. (“FGC”), which belonged to Nucor do Brasil S.A., for US$ 20 million, and now holds 100% of the FGC capital.

• In May, Vale enters into a usufruct agreement, controlling the entire capital of MBR for the next 30 years.

• On May 2nd, Vale signs a 25-year freight agreement with Bergesen Worldwide (B.W. Bulk), which provides for the construction of the world’s four largest bulk carriers, each with a capacity of 388 thousand tons.

• On June 28th, the Government of Mozambique approves the Mining Contract for exploration by Vale of the Moatize coal project, in the Tete province, in the Northwestern region of the country.

• On August 30th, the shareholders, at an Extraordinary Shareholders’ Meeting, ratify the acquisition of the AMCI shareholding control by the Company.

• On November 29th, Vale starts to use the brand “Vale” in all countries where it has activities and, at the same time, takes on a new visual identity worldwide.

• On December 21st, Vale signs a contract for commercial exploration for 30 years of 720 kilometers of the North South Railroad (FNS).

2008

• Vale leases three pelletizing plants at the Tubarão complex in Vitória, State of Espirito Santo, owned by the joint ventures (Itabrasco, Kobrasco and Nibrasco) in which the Company participates.

• In July, Vale undertakes a global offering of shares of 256,926,766 common shares and 189,063,218 preferred shares, including ADSs, with a view to making strategic investments and acquisitions, as well as maximizing the Company’s financial flexibility. The aggregate value of the global offer to Vale, after subscription discounts and commissions, including the amounts of the exercise of the supplementary stock option was approximately US$ 12.2 billion. In August, due to the full exercise of the supplementary stock option, Vale issued an additional 24,660,419 class A preferred shares.

• In connection with the offer above, Vale will list and trade its common and preferred ADSs at Euronext Paris.

• On August 3rd, Vale orders the construction of 12 large ships for iron ore, buys used ships and signs long-term freight contracts. Total investment was US$ 1.6 billion for the construction of new ships and US$ 74 million for the purchase of used ships.

• On October 31st, Vale announced a reduction in its pace of production of iron ore, pellets, nickel, manganese, iron alloys, aluminum and kaolin, due to the impact of the global economic crisis on the demand for minerals and metals.

• On December 16th, Vale enters into an agreement with African Rainbow Minerals Limited (“ARM”) and its subsidiary TEAL Exploration & Mining Incorporated (“TEAL”) to acquire 50% of the capital of a joint venture that then owned the TEAL subsidiaries, for CAD$ 81 million, increasing Vale’s strategic options for growth in the copper business in Africa.

• On December 23rd, Vale signs a purchase and sale agreement to acquire 100% of the coal export assets of Cementos Argos S.A. (Argos) in Colombia for US$ 306 million.

2009

• On January 30th, Vale enters into a purchase and sale agreement with Rio Tinto Plc (“Rio Tinto”) for the acquisition, upon cash consideration, of iron ore and potash assets located in Brazil, Argentina and Canada.

• On April 1st, the Company concludes the acquisition of Argos’ thermal coal export assets in Colombia.

• On April 16th, Vale completes the sale of all of its 14,869,368 common shares issued by Usiminas and linked to the steel company’s shareholders’ agreement in effect. - On May 22nd, Vale’s Special Shareholders’ Meeting approves the proposal for change of its corporate name from Companhia Vale do Rio Doce to Vale S.A.

• On July 13th, the Company informs that its union employees from Sudbury and Port Colborne, in the province of Ontario, Canada, went on strike. The same occurs on August 1st, with the union employees of its operation in Voisey’s Bay, in the province of Newfoundland and Labrador, Canada.

• On July 22nd, Vale signs a memorandum of understanding (“MOU”) with ThyssenKrupp to increase its stake in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (TKCSA) from 10% to 26.87%, through a capital injection of EUR$965 million.

• On September 18th, Vale completes the acquisition of the Corumbá iron ore operations, located in Mato Grosso do Sul, belonging to Rio Tinto and other controlled entities.

2010

• On January 22nd, the wholly-owned subsidiary Valesul Alumínio S.A. (Valesul) entered into an agreement for the sale of its aluminum assets, located in Rio de Janeiro, to Alumínio Nordeste S.A., a company of the Metalis group, for US$ 31.2 million. During the first half of the year, Vale entered into agreements with its customers in the iron ore sector to move from annual contracts to quarterly indexed-value contracts. The new contracts offer more efficiency and transparency to iron ore prices and allow the recognition of quality differences, which helps encourage long-term investments. In addition, customers can know in advance the price to be paid in the subsequent quarter.

• In the second quarter, Vale acquired a 51% stake in VBG - Vale BSGR Limited (“VBG”) (formerly BSG Resources (Guiné) Limited), which had rights of concession of iron ore in Simandou South (“Zogota”) and permits for exploration of iron ore in Simandou North (Blocks 1 & 2) in Guinea.

• In a series of transactions in 2010, Vale acquired the phosphate operations of Vale Fertilizantes S.A. (“Vale Fertilizantes”, formerly Fertilizantes Fosfatados S.A. - Fosfertil) and Vale Fosfatados S.A. (formerly Bunge Participações e Investimentos S.A.). The total cost of these acquisitions was US$5.899 billion. Among the sellers there were: Bunge Ltd., The Mosaic Company (Mosaic), Yara Brasil Fertilizantes S.A. and other Brazilian companies.

• In May, Vale Internacional S.A. entered into an agreement with Oman Oil Company S.A.O.C. (OOC), a wholly-owned subsidiary of the government of the Sultanate of Oman, for a 30% stake in Vale Oman Pelletizing Company LLC (VOPC) for US$125 million.

• In July, Vale sold to Imerys S.A. 86.2% of its stake in Pará Pigmentos S.A. (PPSA), a producer of kaolin and other kaolin mining rights for US$ 71.3 million (equivalent to R$126.1 million).

• In July, Vale completed the operation announced on March 31, 2010, in which it sold 35% of the total capital of MVM Resources International B.V. (MVM) for Mosaic for US$ 385 million, and 25% of MVM’s total capital for Mitsui, for US$275 million. MVM controls and operates the project Bayóvar of phosphate rock, located in Peru.

• In August, Vale Emirates Ltd. acquired a 51% interest in Sociedade de Desenvolvimento do Corredor Nacala S.A. (“SDCN”) from the Mozambican company Insitec SGPS SA (Insitec) for US$21 million (equivalent to R$36.6 million on the date of disbursement).

• In the fourth quarter, Vale listed Depositary Receipts representing its Class A common and preferred shares (HDRs) at the Stock Exchange of Hong Kong Limited (HKEx). The HDRs started to be traded on December 8, 2010.

2011

• On February 28th, Vale announced the end of the operation with Norsk Hydro ASA (“Hydro”), announced on May 2, 2010, to transfer all of its interests in Albras - Alumínio Brasileiro S.A.

(Albras), Alunorte and Companhia de Alumina do Pará (CAP), receiving in exchange, through the subsidiary Vale Austria Holdings GmbH, currently denominated Vale International Holdings GmbH (“Vale Austria”), 22% of the outstanding common shares of Hydro and US$503 million in cash. In addition, Vale Austria sold 60% of Mineração Paragominas S.A. (Paragominas) to Hydro for US$578 million in cash.

• On April 28th, the Board of Directors approved the acquisition of up to 9% of the capital of Norte Energia S.A. (“NESA”), a share previously held by Gaia Energia e Participações S.A. (Gaia). NESA is a company whose sole purpose is to implement, operate and explore the Belo Monte hydroelectric plant in Para. In June 2011, Vale completed the acquisition of 9% of NESA’s capital.

• In June 2011, Vale Emirates Ltd. acquired an additional 16% stake in SDCN for US$ 8 million, equivalent to R$12.8 million. The acquisition was in line with the Company’s strategy to develop the Nacala logistics corridor, and proceeded with the acquisition of the 51% interest in SDCN occurred in September 2010. SDCN has a concession to create the necessary logistics structure for the flow resulting from the expansion of coal production at Moatize.

• In December 2011, Vale completed through its wholly-owned subsidiary Mineração Naque S.A. a public share auction for the acquisition (“OPA”) of shares issued by Vale Fertilizantes in circulation in the market. As a result of the OPA, Vale acquired 211,014 common shares and 82,919,456 preferred shares issued by Vale Fertilizantes, representing 83.8% of the common shares and 94.0% of the preferred shares of Vale Fertilizantes in the market. The shares, both common and preferred, were purchased at the unit price of R$25.00, totaling an amount of R$2.078 billion.

2012

• In April, Vale sells 61.5% of its interest in Cadam S.A. to Kamin LLC, completing the divestment operation, for the sale of the kaolin business, which started in 2010 , with the sale of the interest in Pará Pigmentos S.A.

• In June, Vale, together with Vale Internacional Holding GmbH and Vale Internacional S.A., completes the sale of its thermal coal operations in Colombia to CPC S.A.S, an affiliate of Colombian Natural Resources S.A.S. (CNR), for US$ 407 million in cash.

• On June 7th, Vale Emirates Ltd. acquires an additional 18% interest in SDCN, holder of concessions to create Vale’s logistics corridor in Nacala, Mozambique, for US$ 18.5 million. As a result, Vale now holds 85% of SDCN’s total capital.

• In August, Vale Internacional reports having entered into a US$ 600 million sale agreement for 10 large ore carriers with Polaris Shipping Co. Ltd. (Polaris).

• In October, Vale and Vale Internacional complete the sale of their manganese ferroalloy operations in Europe to subsidiaries of Glencore International Plc (“Glencore”) for US$ 160 million in cash. Vale also procures Glencore as its marketing agent abroad, for metallurgical manganese ore for a period of five years.

• On December 20th, Vale completes the annual appraisal of Onça Puma and aluminum assets, which results in the recognition of pre-tax impairment of R$ 8.2 billion, affecting the accounting result in the fourth quarter of 2012.

2013

• On February 28th, Vale concludes definitive agreements with Silver Wheaton Corp. (“SLW”), a Canadian company with shares traded on the Toronto Stock Exchange and NYSE, to sell 70% of the payable gold flows produced as a by-product of some nickel mines of Sudbury for 20 years and with Silver Wheaton (Caymans) Ltd. to sell 25% of the payable gold flows produced as a byproduct of the Salobo copper mine during the lifecycle of the mine, for the initial payment of US$ 1.9 billion in cash, 10 million of SLW warrants with a strike price of US$ 65 and term of 10 years. Moreover, Vale will receive future cash payments for each ounce of gold delivered to SLW under the agreement at the lower between US$ 400 per ounce (plus an annual adjustment for inflation of 1% as of 2016 in the case of Salobo) and the market price.

• On March 11th, Vale informs the Government of the Argentine Republic that it has suspended the implementation of the Rio Colorado project in Argentina.

• On March 14th, Vale exercises preemptive rights, provided for in the incorporation agreement of the Capim Branco Consortium, acquiring for R$ 223,030,470.52 a 12.47% interest of Suzano Papel e Celulose S.A. in the capital of the Capim Branco I and II hydropower plants. Consequently,

Vale now holds 60.89% interest in Capim Branco I and II, being able to generate 1,524 giga watts hour per year by the end of the concession in 2036.

• In July 2013, Vale concludes the contracting of a revolving credit facility with a five-year term of US$ 2 billion.

• On September 18th, Vale enters into agreements to sell 20% of the total capital of VLI S.A. (“VLI”) to Mitsui & Co. Ltd. (“Mitsui”) for R$ 1.5 billion and 15.9% of VLI’s capital for R$ 1.2 billion to the Investment Fund for the Guarantee Fund for Length of Service - FGTS (FI-FGTS), whose assets are managed by Caixa Econômica Federal.

• On November 14th, Vale announces the sale of its 22% interest in Hydro at a NOK price 25.00 per share, resulting in the amount of NOK 11,196 billion, equivalent to US$ 1,822 billion (equivalent to R$ 4,218 billion). Vale Austria held these shares since 2011, when it restructured its aluminum assets portfolio. Upon completion of this transaction, Vale Austria has no further interest in Hydro.

• On November 27th, Vale announces its adherence to the Federal Tax Refinancing Agreement (“REFIS”) referring to the payment of income and social contribution taxes on the net income of subsidiaries and affiliates on the income generated abroad in the years 2003 to 2012, in accordance with the conditions established by Law 12,865/2013 and Provisional Presidential Decree 627/2013. The adhesion to REFIS results in payment of R$ 5.965 billion to the Federal Revenue Secretariat at the end of November and R$ 16.360 billion divided into 179 monthly instalments, each adjusted by the SELIC interest rate.

• On December 12th, Vale concludes the sale of Sociedad Contrabica Minera Tres Valles, a cathode copper producer in the Coquimbo region of Chile, for US$ 25 million (equivalent to R$ 54 million) to Inversiones Porto San Giorgio S.A. (ISG), a company controlled by the Chilean group Vecchiola S.A.

• On December 19th, Vale enters into agreements with Cemig Geração e Transmissão S.A. (“CEMIG GT”) to create two joint ventures: (i) Aliança Geração de Energia S.A., consisting of assets and power generation projects of the two companies; and (ii) Aliança Norte Energia Participações S.A., formed through the sale to CEMIG GT of 49% of Vale’s 9% interest in NESA, the company responsible for the construction, operation and exploration of the Belo Monte hydropower plant, for approximately R$ 310 million.

• On December 23rd, Vale enters into an agreement with a fund managed by Brookfield Asset Management (“Brookfield”) to sell 26.5% of its interest in VLI capital for R$ 2 billion.

• On December 23rd, Vale informs by means of a notice to the market that it has filed in the Superior Court of Justice (STJ) petition for partial withdrawal of the lawsuit in which it discusses the legality of the taxation of the profits obtained by its subsidiaries abroad. Withdrawal involves the years 2003 to 2012.

• On December 26th, Vale holds an auction, pursuant to CVM Instruction 168/1991, as amended, for the sale of 28,737,367 common shares owned by it, issued by Log-in, a company listed on B3 (ticker symbol: LOGN3), corresponding to the totality of common shares issued by Log-in then held by Vale, at a price of R$ 8.11 per share, amounting to R$ 233 million. The completion of this transaction took place on January 2, 2014.

2014

• In January, Vale updates its Code of Ethics and Conduct in order to achieve greater alignment with its mission, vision and values, reinforce ethical standards and update aspects of anti-corruption and antitrust laws. On April 14th, the transaction announced on September 18th, 2013 is concluded, transferring 20% of the total capital of VLI to Mitsui for R$ 1.5 billion and 15.9% to the Investment Fund of the Guarantee Fund for Length of Service (FI-FGTS), whose assets are managed by Caixa Econômica Federal, for R $ 1.2 billion. On August 19th, the transaction announced on December 23rd, 2013 is completed, transferring 26.5% of VLI’s total capital to Brookfield for R$ 2 billion. As a result of this transaction, Vale now holds 37.6% of VLI’s total capital.

• On September 12th, Vale International SA and the China Ocean Shipping Company (“Cosco”) enters into a strategic cooperation agreement between the two companies for iron ore shipping. Under the terms of the agreement, four VLOC vessels, with a capacity of 400 thousand tons, which then belonged and were operated by Vale, would be transferred to Cosco.

• On September 26th, Vale International S.A. and China Merchants Group enters into an agreement that includes strategic cooperation between two companies for iron ore shipping.

Under the terms of this agreement, the two companies agree to sign a 25-year charter agreement to ship iron ore from Vale Brasil to China using 10 VLOCs to be built by China Merchants Group.

• On November 9th, 2014, Vale Austria sells to Hydro shares issued by Mineração Paragominas S.A. representing 20% of its total capital, as a result of a put option. The remaining portion of the interest held by Vale Austria in the share capital of Mineração Paragominas S.A. is also subject to a put option by Vale, which takes places on December 15th, 2016. Currently, Vale no longer holds any interest in Mineração Paragominas S.A.

• On December 9th, Vale announces to have entered into an investment agreement with Mitsui, under which Mitsui, subject to condition precedents, would hold 15% of Vale’s 95% interest in Vale Moçambique (concessionaire of the Moatize mine) and 50% of Vale’s interest in the Nacala Logistics Corridor. The transaction is concluded in 2017.

2015

• On February 27th, 2015, Vale completes the transaction started in December 2013 with CEMIG GT for the creation of the joint venture Aliança Geração de Energia S.A., upon the investment of its interests in some projects (Central Eólica Garrote Ltda., Central Eólica São Raimundo Ltda., Central Eólica Santo Inácio III Ltda., e Central Eólica Santo Inácio IV Ltda) and assets in operation (Igarapava Hydropower Plant Consortium, AHE Porto Estrela Consortium, AHE Funil Consortium, UHE Candonga Consortium, Consortium of the Aimorés Hydropower Plant and Capim Branco Energia Consortium in the Aliança Geração).

• On March 2nd, 2015, an amendment is signed to a contract entered into with Silver Wheaton (Caymans) Ltd. on February 28th, 2013, in order to extend the agreement to an additional 25% payable gold produced as by-product of copper mining at the Salobo mine, over the lifecycle of said mine.

• On March 13th, 2015, Vale transfers its equity interest in VBG back to BSGR due to the repeal by the Government of Guinea of the mining rights of the joint venture in April 2014.

• On March 31st, 2015, Vale concludes the transaction initiated in December 2013 with CEMIG GT for the sale of 49% of its 9% interest in the Belo Monte hydropower plant project for approximately R$ 310 million.

• On April 27th, 2015, Companhia Siderúrgica do Pecém - CSP (“CSP”) concludes a long-term financing agreement of approximately US$3 billion that contributes to the fulfillment of the main project financing needs. This loan was taken directly by CSP.

• On May 15th, 2015, Vale completes the contracting of a revolving credit facility with a term of five years, in the amount of US$ 3 billion. Vale also has another line of credit worth US$ 2 billion, amounting to US$ 5 billion in revolving credit lines.

• On May 19th, 2015, Vale International SA and China Merchants Energy Shipping Co., Ltd. (“CMES”), a subsidiary of China Merchants Group, celebrate an amendment to the agreement that comprises a long-term strategic cooperation between the two companies for iron ore shipping. The first agreement was entered into with China Merchants Group on September 26th, 2014. Under the terms of this amendment, Vale would divest 4 VLOCs (very large ore carriers) to CMES.

• On May 19th, 2015, Vale completes the transaction announced on September 12, 2014, involving the sale of four VLOC vessels, with a capacity of 400,000 tons, to Cosco. The transaction amounts to US $ 445 million.

• On May 29th, 2015, Vale obtains licenses of vegetation suppression and operation to mine the N5S area.

• On May 29th, 2015, Vale starts operations in Conceição Itabiritos II and will start operations in Cauê Itabiritos in the second half of 2015.

• On July 30th, 2015, Vale and the Investment Fund in Multisectoral Holdings Plus II (“FIP Plus II”), whose quotas are held by Banco Bradesco BBI SA, enters into a Sales Agreement of Shares and Other Covenants whereby Vale promises to sell Class A preferred shares, representing 36.4% of the capital stock of Minerações Brasileiras Reunidas S.A. - MBR (“MBR”), for the price of R$ 4 billion, subject to usually applicable condition precedents, including prior approval by CADE.

• On July 30th, 2015, Vale concludes the sale of four VLOC vessels, with a capacity of 400 thousand tons, to CMES. The transaction is related to the agreements entered into with CMES on September 26th, 2014 and May 19th, 2015, which were disclosed previously. The transaction amounts to US$ 448 million. The amount is received by Vale upon delivery of the vessels to CMES on September 25th, 2015.

• On September 1st, 2015, Vale and FIP Plus II conclude the sale of 36.4% of MBR’s capital stock by complying with the preceding conditions required for the settlement of the transaction. The transaction is related to the announcement made on July 30th, 2015 and the amount received by Vale through the disposition of class A preferred shares was R$ 4 billion (US $ 1.089 billion). After the sale, Vale holds 61.9% of the total capital and 98.3% of its voting capital. Vale has the option to repurchase the shares of the MBR that are currently held by BBI, successor to FIP Plus II.

• On September 18th, 2015, Vale closes the offer of infrastructure debentures.

• In November 2015, Vale completes the sale of its 50% interest in the Isaac Plains joint venture and all related assets to Stanmore Coal Limited (“Stanmore”). Under this agreement, Vale will pay A$ 21.6 million in 12 monthly installments to Stanmore, which will undertake Vale’s liabilities under the joint venture agreement. Stanmore agrees to pay Vale royalties amounting to A$ 2.0 per tonne for coal produced and sold at the Isaac Plains Coal Mine for a period of 10 years, subject to certain minimum price thresholds, up to an aggregate value of A$ 21.6 million.

• On November 5th, 2015, one of the Samarco’s iron ore tailings dams (Fundão) located in the Germano Mining Complex in the city of Mariana, State of Minas Gerais, collapses, causing social and environmental impacts. As a consequence of the collapse of the dam, Samarco’s operations in Germano/Alegria (Mariana Complex) are temporarily suspended by government agencies. For further information on dam collapse and its impacts, see items 4, 7.9, 10.1 of this Reference Form.

• In December 2015, Vale completes the sale of its 68.4% interest in Integra’s Coal Joint Venture (“ICJV”) and all related assets to Glencore Plc (“Glencore”). On the other hand, Glencore agrees to pay royalties to Vale in the amount of A$ 1.50 per ton for the coal produced and sold by ICJV, based on the mineral rights currently held by ICJV, proportional to Vale’s participation in the ICJV prior to sale and limited to an annual volume of two million metric tons for ten years. As part of the transaction, Glencore undertakes some, but not all, ICJV obligations, including certain “compulsory procurement” logistics contracts.

• On December 8th, 2015, Vale concludes the purchase and sale transaction of four 400,000-ton VLOCS vessels for a consortium led by ICBC Financial Leasing, a wholly owned subsidiary of the Industrial and Commercial Bank of China. The transaction adds up to US$ 423 million and the amount is received by Vale, concomitantly with the delivery of the vessels to the new owners.

2016

• On January 12th, 2016, Vale disburses US$ 3 billion of the US$ 5 billion available in revolving credit lines to increase its liquidity and cover potential cash flow needs until the end of its program of divestments, particularly the completion of the Coal transaction involving Moatize and the Nacala Logistics Corridor.

• On February 16th, 2016, Vale changes the address of its headquarters office to Avenida das Américas, No. 700, Bloco 8 - Loja 318, 3º andar, Barra da Tijuca, Rio de Janeiro, RJ.

• On February 26th, 2016, the rating agency Moody’s withdraws Vale’s “Investment Grade”.

• On March 7th, 2016, Vale enters into a non-binding MOU with the Australian Fortescue Metals Group Ltd. (“Fortescue”), which sets forth the principles by which Vale and Fortescue agree to pursue long-term opportunities to develop new businesses, including the formation of one or more joint ventures for the blending and distribution of Vale’s and Fortescue’s products and the possibility of Vale, on an optional basis, carrying out mining projects jointly with Fortescue in Australia and purchasing a minority interest in the controlling company of Fortescue.

• On April 4th, 2016, Vale announces the sale of its 26.87% interest in Companhia Siderúrgica do Atlântico (CSA) to Thyssenkrupp as part of its initiative to simplify its asset portfolio, a transaction completed on May 31st, 2016.

• On April 28th, 2016, Vale announces that its Board of Directors approves the proposal to close the listing program of HDRs on the Hong Kong Stock Exchange (HKEx). - On June 30th, 2016, the HDR certificates expire and are automatically canceled under the HKEx procedures, and the HKEs de-listing process of the Company’s HDR Program becomes effective on July 28th, 2016 .

• On May 10th, 2016, Vale announces the end of negotiations with Hydro regarding the potential sale of its 40% stake in MRN. Vale and Hydro had drafted a letter of intent in October 2015 relating to a possible transaction but were unable to agree to the terms of business.

• On June 20th, 2016, the integrated steel plate mill of Companhia Siderúrgica do Pecém (“CSP”), in the State of Ceará, enters the ramp-up phase.

• On June 30th, 2016, Vale and a consortium led by ICBC International (ICBC), a wholly-owned subsidiary of the Industrial and Commercial Bank of China, conclude the purchase and sale transaction of three VLOC vessels with 400,000 tons capacity previously operated by Vale. The transaction adds up approximately US$ 269 million and the amount is received by Vale through the delivery of the ships.

• On August 2nd, 2016, Vale informs that it has signed an agreement with Silver Wheaton (Caymans) Ltd. (Silver Wheaton), a wholly owned subsidiary of Silver Wheaton Corp. (SLW), a Canadian company with shares traded on the Toronto Stock Exchange and the New York Stock Exchange, to sell additional 25% of the premium of payable gold flows on copper concentrate produced at the Salobo copper mine during the lifecycle of the mine.

• On September 29th, 2016, Vale announces that it has approved new terms regarding the investment agreement with Mitsui (which were formalized in November 2016), whereby Mitsui will hold 15% of Vale’s 95% interest in Vale Moçambique (concessionaire of Moatize) and 50% of Vale’s interest in the Nacala Logistics Corridor. The completion of transaction is subject to some conditions precedents and is expected to occur in 2017.

• On November 30th, 2016, Vale sells to its subsidiary AMCI Euro-Holdings BV (“AMCI”) its interest in certain coal assets in Australia, including operations in Carborough Downs, the operation in Broadlea, and the deposits to be developed in Ellensfield and Red Hill.

• On December 5th, 2016, Vale and Polaris Shipping Co. Ltd. (Polaris) have conclude the purchase and sale transaction of four capesize vessels previously operated by Vale. The transaction amount to US$ 140 million, equivalent to US$ 35 million per vessel, received by Vale upon delivery of each vessel.

• On December 9th, 2016, Vale receives the operating license (LO) of the S11D mine and plant, issued by the Brazilian Institute for the Environment and Renewable Natural Resources (IBAMA).

• On December 15th, 2016, the sale of Vale’s remaining 13.63% interest in Mineração Paragominas S.A. to Norsk Hydro ASA is completed. The transaction totaled US$ 113 million and is related to the sale of Vale’s aluminum assets announced on February 28th, 2011 .

• On December 17th, 2016, Vale begins production at the mine and mining plant located in Serra Sul de Carajás, in the state of Pará. The nominal capacity of the Ferro Carajás S11D Project is 90 Mtpy.

• On December 19th, 2016, Vale informs that it has entered into a sales and purchase agreement of shares with The Mosaic Company (Mosaic) to sell its Fertilizer business, excluding its nitrogenous and phosphated assets located in Cubatão, Brazil. The value of the transaction is US$ 2.5 billion, of which US$ 1.25 billion will be paid in cash and US$ 1.25 billion will be paid in approximately 42.3 million common shares to be issued by Mosaic. The consummation of the transaction is expected for the end of 2017 and is subject to (i) separation of Cubatão assets from Vale Fertilizantes S.A .; (ii) compliance with usual condition precedents, including the approval of the Administrative Council for Economic Defense (CADE) and other antitrust authorities; and (iii) other operational and regulatory issues. The operation is completed in 2018. For further information, see item 15.7 of this Reference Form.

2017

• On February 19th, 2017, the shareholders of Valepar S.A., namely: Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co, Ltd. and BNDES Participações S.A. — BNDESPAR enter into a new Valepar Shareholders’ Agreement, effective as of May 10th, 2017. In addition to the common rules regarding voting and preemptive rights in the acquisition of shares of the signatory shareholders, the new Shareholders’ Agreement provides for the submittal by said shareholders of a proposal to the Company with the purpose of enabling Vale’s listing in the special segment of Novo Mercado of B3 and transforming it into a society without defined control.

• On March 27th, 2017, the equity operation with Mitsui & Co., Ltd. is completed. (Mitsui) related to the divestment of part of its interest in the Moatize coal mine and the Nacala Logistic Corridor (CLN). Vale receives, on that date, US$ 690 million and US$ 87 million in the first quarter of 2018 at the closing of the Nacala Logistics Corridor project finance.

• On May 9th, 2017, Valepar’s Shareholders’ Agreement enters into force on May 24th, 1997.

• On May 11th, 2017, Vale’s Board of Directors approves the submittal to the Company’s General Meeting of the proposal sent by Valepar, the controlling shareholder of Vale on that date, at the request of its shareholders Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. e BNDES Participações S.A. — BNDESPAR, which involves the corporate restructuring of the Company, as well as changes in corporate governance, with the purpose of transforming Vale into a company without defined control and make its listing possible in the special segment of B3’s Novo Mercado (“Corporate Restructuring”).

• On June 27th, 2017, Vale’s shareholders approve, at the Extraordinary Shareholder’s Meeting, the proposal submitted by Valepar on May 11th, 2017, which became effective on August 14th, 2017, uponi) the merger of Valepar into Vale, approved at the Extraordinary Shareholder’s Meeting of Valepar held on August 14th, 2017 and (ii) the acceptance of 84.4% of class A preferred shares of the voluntary conversion into common shares, according to the material fact of August 11th, 2017.

• In August and December 2017, Vale sells a total of four VLOCs of 400,000 deadweight tons (“DWT”) for an aggregate amount of US$356 million to Bank of Communications Finance Leasing Co., Ltd. (Bocomm). With the conclusion of these sales, Vale no longer owns any huge ore carrier of 400,000 DWT in its fleet. Moreover, Vale also sells two floating transfer stations for an aggregate value of US$ 35 million.

• On October 18th, 2017, the Special Shareholders’ Meeting and the Special Preferred Shareholders’ Meeting approve the conversion of all of the class “A” preferred shares issued by Vale at a ratio of 0.9342 common share to each class “A” preferred share, the same ratio applied in the voluntary conversion completed in August 2017 (“Conversion of the Remaining Shares”). Due to the approval of the Conversion of the Remaining Shares, the shareholders holding preferred shares dissenting from the resolution have the right to withdraw from the Company, pursuant to art. 137 of the Brazilian Corporation Law, which may be done by November 21th, 2017.

• On November 17th, 2017, Vale enters into a share purchase agreement with Yara International ASA for the sale of its wholly-owned subsidiary, Vale Cubatão Fertilizantes Ltda., which owns and operates the nitrogen and phosphate assets located in Cubatão, Brazil . The operation is completed on May 15th, 2018, and Vale and its subsidiaries receive US$ 255 million in cash.

• On November 27th, 2017, entities from the Logistics Corridor of Nacala (CLN) sign agreements for project finance in the total amount of US$ 2.730 billion. The transaction is closed in February 2018 and Vale receives project finance in March 2018. Vale receives US$ 2.6 billion in funds in payment for certain loans from shareholders to build the CLN, net of some commissions paid by CLN. The project finance is to be amortized in 14 years with the financial resources obtained from the fee charged by the CLN in relation to the provisions of coal transportation services and cargo services in general.

• On November 27th, 2017, dissenting shareholders who exercised their withdrawal rights receive the reimbursement amount and, as of said date, all shares issued by Vale under negotiation at B3 become common, with the exception of the twelve special class preferred shares held by the Federal Government.

• On the same date, November 27th, 2017, and as a result of the Conversion of the Remaining Shares, holders of American Depositary Shares representing class “A” preferred shares (“Preferred ADSs”) are entitled to receive American Depositary Shares representing common shares and Preferred ADSs are no longer traded on the NYSE.

• On December 18th, 2017, the company changes its headquarters to Torre Oscar Niemeyer, Praia de Botafogo, 186, salas_701 a_1901, in Botafogo, in the City of Rio de Janeiro, RJ.

• On December 21st, 2017, the following issues are approved in the Company’s Special Shareholders’ Meeting, among other issues (i) Vale’s proposal to migrate to the special listing segment of B3 S.A. - Brasil, Bolsa, “Novo Mercado”), and (ii) amendment to the Company’s Bylaws to reflect the conversion of all Class A preferred shares into common shares, as well as adjust them to the regulations of Novo Mercado in effect at the time of migration.

• As of December 22nd, 2017, the Company’s common shares are traded on the Novo Mercado. For further information, see item 15.7 of this Reference Form.

2018

• In January 2018, Vale completes the sale to The Mosaic Company (“Mosaic”) of a significant part of its fertilizer business, which includes (i) its phosphate assets in Brazil; (ii) its participation in the joint venture that operates the phosphate rock mine in Bayóvar, Peru; (iii) its potassium production assets located in Brazil; and (iv) its Canadian-based potassium production project (Kronau). Vale will retain a shareholder participation in the TIPLAM port terminal in southeastern Brazil, which was previously included in the transaction, and will receive approximately US$ 1.150 billion (US$ 1.080 billion after usual working capital adjustments) plus 34.2 million shares of

Mosaic, representing 8.9% of Mosaic’s outstanding common shares after the issuance of these shares with the completion of the transaction. For further information, see item 15.7 of this Reference Form.

• In January 2018, Vale resumes the operations at its pelletizing plant Tubarão II.

• On March 20th, 2018, Project Finance for the Nacala Logistics Corridor (CLN) is complete and paid, and Vale receives US$ 2.6 billion as reimbursement for part of the shareholder loans granted for the construction of the CLN, net of some premiums and commissions paid, or to be paid, by CLN.

• On March 29th, 2018, a new shareholders’ compensation Policy is approved, effective as of the publication of the results for the first half of 2018, the contents of which are available on the CVM website (www.cvm.gov.br) and the Company’s (www.vale.com).

Vale clarifies that there are no sector or macroeconomic policy decisions that have materially affected the Company in the last fiscal year ended in December 31, 2017 and up to the annual filing date of this Reference Form.

6.5 - Information on bankruptcy petitions based on material value or judicial or extrajudicial recovery

Not applicable. There are no bankruptcy petitions based on material values, or for judicial or extrajudicial recovery of the Company. .

6.6 - Other relevant information

Sale of part of gold flows produced as by-products

On March 2nd, 2015, an agreement is signed with Silver Wheaton (Caymans) Ltd. on February 28th, 2013, in order to extend the purchase agreement of an additional 25% of payable gold produced as a by-product of copper mining at the Salobo mine, over the lifecycle of this mine. For this transaction, Vale receives an initial payment of US$ 900 million, and will receive future cash payments for each ounce of gold delivered to Silver Wheaton, based on the lowest amount between $ 400 per ounce and the market price. This amount will be annually updated at 1% as of 2017.

On August 2nd, 2016, an agreement is entered into with Silver Wheaton (Caymans) Ltd. (Silver Wheaton) to sell additional 25% of the premium of payable gold flow contained in the copper concentrate produced at Salobo copper mine over the lifecycle of the mine. In the second amendment, the Company receives (i) an initial cash payment of R$ 2.568 billion (US$ 800 million) and (ii) one option value resulting from the reduction of the strike price from R$ 211.00 (US $ 65.00) to R$ 142.00 (US$ 43.75) on the 10 million warrants of SLW held by the Company since 2013 and maturing in 2023.

As a result, SLW held, on December 31st, 2017, 75% of the flow of payable gold contained in the copper concentrate of the Salobo mine and 70% of the gold mined as a by-product of the Sudbury nickel mines. Under the goldstream agreement, SLW received 280,704 ounces of gold in 2017.

Royalties Alemão Project

On June 19th, 2015, Vale enters into a contract with BNDES to regulate the participation of the economic rights of BNDES in the event of the implementation by Vale of the Alemão Project, provided for in the “Future Equity Advance Payment Agreement”, entered into on March 5th, 1985, through the payment by Vale to the BNDES of royalties corresponding to 1/3 (one third) of the economic rights deriving from the Alemão Project, which was determined through the use of an economic model with market assumptions.

The royalty will be paid annually by Vale upon start of the sale of the copper concentrate at the Alemão Project. The royalty corresponds to 2.5% of the annual net revenues of the Alemão Project, and in the years in which the annual average price of copper, as disclosed by LME, reaches USD 8,000.00/ton (“Trigger Price”), the royalty for these particular years shall be increased by 2.25%. The Trigger Price will be adjusted annually by the Consumer Price Index (CPI).

Corporate Restructuring

On May 11th, 2017, Vale’s Board of Directors approves the submittal to the Special Shareholders’ Meeting of the Company of proposal sent by Valepar S.A. (“Valepar”), the controlling shareholder of Vale on said date, at the request of its shareholders Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. e BNDES Participações S.A. which involves the corporate restructuring of the Company, as well as changes in corporate governance, with the purpose of transforming Vale into a company with no defined control and its listing in the special segment of Novo Mercado of B3 (“Corporate Restructuring”).

On June 27th, 2017, Vale’s shareholders approves, at the Special Shareholders’ Meeting, the proposal submitted by Valepar on May 11th, 2017, effective as of August 14th, 2017 upon (i) the merger of Valepar into Vale, approved at the Special Shareholders’ Meeting of Valepar held on August 14th, 2017 and (ii) the acceptance of 84.4% of Class A preferred shares from voluntary conversion into common shares , according to the material fact of August 11th, 2017.

On October 18th, 2017, the Special Shareholders’ Meeting and the Special Preferred Shareholders’ Meeting approves the conversion of all class “A” preferred shares issued by Vale into a ratio of 0.9342 common shares for each class “A” preferred share, the same ratio applied in the voluntary conversion completed in August 2017 (“Conversion of the Remaining Shares”). Due to the approval of the Conversion of the Remaining Shares, the shareholders holding preferred shares dissenting from the resolution have the right to withdraw from the Company, pursuant to art. 137 of the Brazilian Corporation Law, which may be done by November 21th, 2017.

On November 27th, 2017, dissenting shareholders who exercised their withdrawal rights receive the reimbursement amount and, as of said date, all shares issued by Vale under negotiation at B3 became common, with the exception of twelve special class preferred shares held by the Federal Government.

On the same date, November 27th, 2017, and as a result of the Conversion of the Remaining Shares, holders of American Depositary Shares representing class “A” preferred shares (“Preferred ADSs”) are entitled to receive American Depositary Shares, representing common shares (“Common ADSs”), each Common ADS representing one common share of Vale’s, at the ratio of 0.9342 Common ADS for each Preferred ADS held, and, if applicable, a cash payment representing the net amounts resulting from the sale in the market, by Citibank, N.A., in its capacity as Custodian (“Depositary”), of rights over fractions of the Common ADS to which the Preferred ADS holder would be entitled (“Cash Payment”). No fraction of Common ADS was issued to holders of Preferred ADSs. As of November 27th, 2017, the Preferred ADSs are no longer traded on the New York Stock Exchange (“NYSE”), observing that Vale’s Common ADSs continue to be traded under the “VALE” code.

The fractions of common shares resulting from the Conversion of the Remaining Shares are grouped into whole numbers of common shares and sold at auctions held at B3, net proceeds from sale (after deduction of applicable fees and expenses, including selling commissions) reverted to the holders of the fractions in proportion to the fractions held by them.

The Depositary calculates and added rights to fractions of Common ADSs that would be issued to all holders of Preferred ADSs, and makes the sale of the full amount of such rights on the NYSE, distributing the Cash Payment (net of applicable fees and reimbursable expenses ).

On December 21st, 2017, the Company’s Special Shareholders’ Meeting approves, among other issues, (i) the proposal for the migration of Vale to the special listing segment of B3 S.A. - Brasil, Bolsa, (ii) amendment of the Company’s Bylaws to reflect the conversion of all Class A preferred shares into common shares, as well as to comply with Novo Mercado regulation in force at the time of the migration.

In view of the foregoing, it is further clarified that as of December 22nd, 2017, the Company’s shares began to be traded on Novo Mercado.

For information on the Company’s Corporate Restructuring, see item 15.7 of this Reference Form.

7. A ctivities of the issuer 7.1 - Description of the main activities of the issuer and its controlled companies Vale is one of the largest metals and mining companies in the world, based on market capitalization. Vale is the world’s largest producer of iron ore and iron ore pellets and the world’s largest producer of nickel. It also produces manganese ore, ferroalloys, metallurgical and thermal coal, copper, platinum group metals (“PGMs”), gold, silver, and cobalt. Vale is engaged in greenfield mineral exploration in 6 countries. Vale operates large logistics systems in Brazil and other regions of the world, including railroads, maritime terminals and ports, which are integrated with its mining operations. In addition, Vale has a distribution center for iron ore delivery support around the world. Directly and through affiliates and joint ventures, Vale also has investments in energy and steel businesses. The Company's corporate purpose is to (i) carry out the exploitation of mineral deposits in Brazil and abroad, through research, exploration, extraction, processing, industrialization, transportation, shipping and trade of mineral goods; (ii) build railways, operate and operate own or third-party rail traffic, (iii) construct and operate own or third-party maritime terminals, as well as operate navigation and port support activities; (iv) provide integrated cargo transportation logistics services, including pick-up, storage, transhipment, distribution and delivery in the context of a multimodal transportation system; (v) the production, processing, transport, industrialization and commercialization of any and all sources and forms of energy, including the production, generation, transmission, distribution and commercialization of our own products, derivatives and sub products; and (vi) the engagement, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of our corporate purposes, including research, industrialization, purchases and sales, importation and expor tation, the development, industrialization and commercialization of forest resources and the provision of services of any kind whatsoever; and (vii) incorporate or hold interest in any other company, consortium or entity whose corporate purpose is directly or indirectly linked, accessory or instrumental to its corporate purpose. For information on the incorporation of the Company, see item 6.3 of this Reference Form. For information on the activities carried out by the Company and its subsidiaries and the ir markets, see items 7.2 and 7.3 below.

7.1-A . Indicate if the issuer is a government -controlled company: a. public interest that justified its creation Not applicable, considering that Vale is a publicly-held company, not a government-controlled company. It should be noted that Vale was founded by the Brazilian Federal Government (Brazilian Government) on June 1, 1942, through Decree-Law no. 4,352, and finally on January 11, 1943, by the Definite Meeting for the Constitution of Corporation Companhia Vale do Rio SA Doce SA, in the form of a government controlled company, with the purpose of exploiting, trading, transporting and exporting iron ore from Itabira mines, and exploring the traffic of the Vitória-Minas Railroad (EFVM), carrying iron ore and agricultural products from Vale do Rio Doce, in the Southeast region of Brazil, to the port of Vitória, located in the State of Espírito Santo. Despite being incorporated as a government-controlled company, Vale was privatized in 1997. b. performance of the issuer in compliance with public policies, including universalization goals, indicating: (i) the government programs implemented in the previous fiscal year, those determined for the current fiscal year, and those foreseen for the coming fiscal years, criteria adopted by the issuer to classify this action as being developed to meet the public interest indicated in letter “a” Not applicable, considering that Vale is not a government-controlled company. (ii) regarding the public policies mentioned above, investments made, costs incurred and the origin of the resources involved – cash generation, transfer of funds and financing, including sources of funding and conditions Not applicable, considering that Vale is not a government-controlled company. (iii) estimated impacts of the above mentioned public policies on the financial performance of the issuer or declaring that there was no analysis of the financial impact of the above mentioned public policies Not applicable, considering that Vale is not a government-controlled company. c. pricing process and rules for setting tariffs Not applicable, considering that Vale is not a government-controlled company.

7.2 - Information on operating segments a. Products and services traded in each operating segment (i) Ferrous Minerals - Consists in the extraction of iron ore and pellet production, as well as the northern, southern and southeastern transport systems, including railways, ports, terminals and vessels, linked to mining operations. The exploitation of manganese ore and the production of ferroalloys are also included in this segment. o Iron ore and iron ore pellets. Vale operates four systems in Brazil for the production and distribution of iron ore, which are known as Northern, Southeastern, Southern and Midwestern Systems. The Northern and Southeastern systems are fully integrated, consisting of mines, railways, offshore terminals and a port. The Southern System consists of three mining complexes and two maritime terminals. Vale also has iron ore pellet operations in several locations, some of which are conducted through joint ventures. As of the date of this Reference Form, Vale operates nine pelletizing plants in Brazil and two in Oman. In 2018, Vale resumed operations at its pelletizing plants Tubarão II (in January 2018), São Luis and Tubarão I (both in May 2018). The operations of these plants were suspended since 2012 due to market conditions. Vale also has a 50% stake in Samarco Mineração S.A. (“Samarco”) and a 25% stake in two pelletizing companies in China. For information regarding the collapse of the Samarco dam, see items 4, 7.9 and 10.1 of this Reference Form. Ferroalloys and Manganese Vale conducts its manganese mining operations through the holding (Vale S.A.) and subsidiaries in Brazil, and produces several types of manganese ferroalloys through a wholly-owned subsidiary in Brazil. o (ii) Base metals - Consists in the production of non-ferrous minerals, including nickel operations (co-products and byproducts) and copper. Nickel. The main nickel mines and processing operations are conducted by Vale’s wholly-owned subsidiary, Vale Canada Limited (“Vale Canada”), with operations o in Canada, Indonesia and New Caledonia. Vale also has nickel operations in Onça Puma, in the Brazilian State of Para. Vale also owns and operates, or has interests in, nickel refining facilities in the United Kingdom, Japan, China, South Korea and Taiwan. Copper. In Brazil, Vale produces copper concentrates at Sossego and Salobo, in Carajás, in the Brazilian State of Para. In Canada, Vale produces copper concentrates, copper anodes and copper cathodes in conjunction with its nickel mining operations at Sudbury and Voisey’s Bay. o Cobalt, PGMs and other precious metals. Vale produces cobalt as a byproduct of its nickel mining and processing operations in Canada and refine it at its Port Colborne facilities, in the Province of Ontario, Canada. Vale started producing refined cobalt at its Long Harbor facility, in Newfoundland and Labrador in 2017. Vale also produces cobalt as a byproduct of its nickel operations in New Caledonia. Vale produces platinum group metals (PGMs) as byproducts of its nickel mining and processing operations in Canada. The PGMs are concentrated at its Port Colborne facilities. Vale produces gold and silver as byproducts of its nickel mining and processing operations in Canada, and gold also as a byproduct of its copper mining in Sossego and Salobo, in Brazil. o (iii) Coal - Consists in coal mining and related logistics services. Vale coal operations are primarily conducted in Mozambique, through Vale Moçambique, S.A. (“Vale Moçambique”), where Vale is ramping up its metallurgical and thermal coal operati ons.

Vale also has a minority interest in a Chinese coal producer, Henan Longyu Energy Resources Co., Ltd. b. Revenue from the segment and its share in the Company's net revenue 2017 2016 2015 In R$ million Segment Net revenue % total Net revenue % total Net revenue % total Ferrous Minerals C oal Base Metals O thers T otal Revenue 80,291,000.00 5,003,000.00 73.98 4.61 69,929,000.00 2,882,000.00 73.89 3.05 55,413,000.00 1,739,000.00 70.99 2,23 21,966,000.00 20.24 21,274,000.00 22.48 20,491,000.00 26.25 1,272,000.00 1.17 548,000.00 0.58 414,000.00 0.53 108,532,000.00 100.0094,633 ,000.00 100.0078,057,000.00 100.00 c. Gain or loss resulting from the segment and its participation in the Company's net revenue As of the fiscal year of 2016, the Company discontinued the presentation of net income (loss) per segment. 2017 2016 2015 In R$ million Profit % total Loss % total Profit % total T otal Net Income (Loss) 17,627,000.00 100.00 13,311,000.00 100.00 (44,213,000.00) 100.00

7.3 – Information on goods and services related to operational segments a. Characteristics of production process b. Characteristics of distribution process c. Characteristics of markets in which Vale operates, in particular: i. Competition conditions in markets ii. Participation in each market d. Seasonal effects e. Main inputs and raw materials: i. Description of relationships with suppliers, including whether they are subject to oversight or regulation, indicating government bodies and applicable legislation ii. Possible dependence on few suppliers iii. Possible price volatility 1. Ferrous minerals Vale’s ferrous minerals businesses include iron ore exploration, pellet production, manganese ore exploration and ferroalloy production. Each of these activities is described below. 1.1 Iron ore and pellets Iron ore operations 1.1.1 Vale performs iron ore operations in Brazil, mainly through (a) parent company Vale S.A., (b) wholly owned subsidiary Mineração Corumbaense Reunida S.A. (“MCR”), and (c) Vale subsidiary Minerações Brasileiras Reunidas S.A. (“MBR”). Vale’s mines, all open-pit, and their associated operations are focused essentially on three systems, the Southeast System, South System and North System, each of which has its own transportation infrastructure. Vale also conducts mining operations in its Center-West System, and it holds a 50% stake in Samarco. Samarco’s operations were suspended following the failure of one of its tailings dams, called Fundão, in the state of Minas Gerais in November 2015. For information about the failure of Samarco’s dam, see items 4, 7.9 and 10.1 of this Reference Form. Vale performs all its iron ore operations in Brazil through federal government concessions, which were granted for an indefinite term, subject to the mines’ lifespan. Company / mining system Description / back ground A ccess / transportation Location Minerals Operations Power source Vale North Sy stem C arajás, state of Pará Div ided Northern Southern between Hills, Hills and High-grade hematite ore (more than 65% iron, on av erage). O pen-pit mining operations. In the Northern Hills, one of the main plants uses Supplied national from grid. Theiron transported C arajás (“EF C ”) to ore is by the Railroad Ponta da Maritime the state Directly produced Eastern Hills (North, by Vale or Southand East natural moisture acquired through powerpurchase contracts. Madeira Terminal in areas). Since 1984, Vale has performed mining activ ities in the Northern Hills, which are subdiv ided into three main areas (N4W , N4E and N5) and at two main processing facilities. In 2014, Vale started up a new mine and processing plant in the Eastern Hills. Vale’s operations in the Southeast Hills, processing, consisting of dry crushing and screening, while the other plant uses both natural moisture processing and wet processing in different lines. W et processing consists simply of size classification operations, including screening, the use of hy drocyclones, crushing and filtering. Production at this site consists of sinter feed, pellet feed and lump ore. Natural moisture of Maranhão. The iron ore from the Eastern Hills is transported by truck s from the mining site to EFC . The iron ore from the Southern Hills is transported v ia a new 101-k m railroad branch line. whereits S11D project is located, began in 2016. processingin the

Company / mining system Description / back ground A ccess / transportation Location Minerals Operations Power source Eastern Hills and Southern Hills consists of crushing and screening. The South Hills only produce sinter feed, while the Eastern Hills produce sinter feed and lump ore. Southeast Sy stem Iron Q uadrangle region in state of Minas Gerais Three mining The ore reserv es have high lev els of itabirite ore in relation to hematite ore. Itabirite ore contains 35% to 60% iron. Some of the ore is concentrated to reach the required lev el for transportation, and some of it is sent to A sia to be blended with high-grade ore from the North Sy stem. O pen-pit operations. mining We Supplied national from grid. TheVitória-Minas complexes:Itabira (two mines and three mainprocessing Railroad (“EF VM”) generally process run-Directly produced connects these mines to the Port of Tubarão. of-mine through (“RO M”) by Vale or plants), C entral standard acquired through powerpurchase contracts. Mines (two mines, two main processing crushing, followed by classification and plants secondary and a concentration phases, producing sinter feed, lump ore and pellet feed in processing plants located next to the mining complexes. plant), and Mariana (three mines and two main processing plants). South Sy stem Iron Q uadrangle region in state of Minas Gerais Three mining The ore reserv es have high lev els of itabirite ore in relation to hematite ore. Itabirite ore contains 35% to 60% iron. Some of the ore is concentrated to reach the required lev el for shipment, and some of it is sent to A sia to be blended with high-grade O pen-pit operations. generally RO M standard followed classification mining We process through crushing, by and Supplied national from grid. MRS transports Vale’s iron ore products from the minestothe Guaíba Islandand complexes: Itabirito Mines (four mines Directly produced and three main by Vale or processing plants), acquired through powerpurchase contracts. Itaguaí terminals maritime Vargem Grande in the (three mines and teo mainprocessing Brazilian state of Rio de Janeiro. The EFVM railroad link s certain mines to the Port of Tubarão. concentration phases, producing sinter feed, lump ore and pellet feedin processing plants located next to the mining complexes. plants), Paraopeba and (fiv e two mines and orefrom Sy stem. the North processing plants). Transported by barges down the Paraguay C enter-W est Sy stem State of Mato Grosso do Sul Two mines and two Hematite ore, which lump O pen-pit operations. mining Supplied national A cquired from grid. through plantslocated municipality C orumbá. in of mainly generates Riv er to A rgentina, shipped European ports in and then onto and A sian ore. Iron ore content of 62%, on av erage. Processing consists of standard crushing and classification phases, producing lump ore and sinter feed. power purchase contracts or local power distribution companies. mark ets or deliv ered to clients in C orumbá. Samarco Iron Q uadrangle region in state of Minas Gerais Integrated composed mines, processing threeore pipelines, sy stem of two three plants, slurry four Itabirito ore. O pen-pit mining Supplied national A cquired local distribution companies produced Samarco. from grid. form power Samarco’s mines feed its pelletizing plants through threeore operations. The three processing located plants, site, on slurry pipelines process RO M through approximately 400 km long. These pipelines transport iron ore from the processing plants standard milling crushing, and or by pelletizing plants and a port. The mines concentration, producing pellet feed and processing to thepelletizing plants are located in the state of Minas Gerais, while the port and pelletizing plants are located in the and sinter feed. mining were following plants. Fromthe Samarco’s operations suspended pelletizing plants to the Port of Ubu, in the state of Espírito Santo, the pellets are carried along conv ey or belts around 1 k m long. the failure of one of its tailings dams in the state of Minas Gerais in Nov ember 2015. For information about state ofEspírito Santo. The products are tak en from Minas Gerais to Espírito Santo v ia three ore slurry pipelines that the failureof Samarco’s dam see items 4, 7.9 and 10.1 extend approximately k m. for 400 ofthis Form. Reference

1.1.2 Iron ore production The following table presents information about Vale’s iron ore production. recovery rate in (1) (2) (3) The production figures include purchases of ore from third parties. The production figures for Samarco, in which we own a 50% stak e, were adjusted to reflect Vale’s shareholding. The process recov ery figures do not include purchases of ore from third parties. 1.1.3 Iron ore pellet operations Vale produce iron ore pellets in Brazil and Oman, directly and through joint ventures, as shown in the table below. Vale also has a 25% stake in two iron ore pelletizing plants in China, Zhuhai Yueyufeng Iron and Steel Co., Ltd. (“Zhuhai YPM”) and Anyang Iron & Steel Co., Ltd. ("Anyang"). Vale’s estimated total capacity is 64.7 million metric tons per annum (“Mtpa”), including the full capacity of its pelletizing plants in Oman, but not including its Samarco, Zhuhai YPM and Anyang joint ventures. Vale supplies all the iron ore needs of its own pelletizing plants and some of the iron ore needs of Samarco and Zhuhai YPM. In 2017, Vale sold 0.5 million metric tons of pellet feed to Zhuhai YPM. Vale suspended its sales of run-of-mine (“ROM”) to Samarco due to the suspension of Samarco’s mining operations caused by the failure of its Fundão tailings dam in November 2015. Nominal capacity Company / plant Description / back ground Vale’s stak e (%) (Mtpa) Power source Other information Partners Brazil: Vale Production in year ended December 31, (2) Process 2017 (3) 2015 2016 2017 Mine/plant T ype (million metric tons)(%) Southeast System Itabira O pen pit 35.6 33.4 37.8 50.9 C entral Mines (1) O pen pit 41.3 40.9 37.6 67.6 Mariana O pen pit 36.1 28.4 33.1 85.4 T otal for Southeast System 113.0 102.7 108.6 South System Itabirito Mines O pen pit 41.4 40.1 36.8 82.1 Vargem Grande O pen pit 29.3 29.2 23.3 63.2 Paraopeba O pen pit 28.1 26.4 26.3 92.9 T otal for South System 98.8 95.7 86.4 Center-West System C orumbá O pen pit 2.8 1.9 2.4 67.9 Urucum O pen pit 1.7 0.4 0.0 0.0 T otal for Center-West System 4.5 2.3 2.4 North System Northern Hills O pen pit 127.6 143.6 142.7 96.1 Eastern Hills O pen pit 2.0 4.2 4.3 99.2 Southern Hills O pen pit - 0.4 22.2 100.0 T otal for North System 129.6 148.1 169.2 T otal for Vale 345.9 348.8 366.5 Samarco (2)(3) O pen pit 12.7 0.0 0.0 T otal 358.6 348.8 366.5

Tubarão (state of Espírito Santo) Three wholly owned (Tubarão and fiv e 36.7 (1) Supplied from national In 2018, Vale restarted its Tubarão II pelletizing plant (in January ) and Tubarão Ipelletizing plant (in May ). 100.0 - pelletizing plants I, II and VIII) grid. Directly produced by Vale or acquiredthrough powerpurchase contracts. leased plants (Itabrasco, Hispanobras, Kobrasco and two Nibrasco plants). These plants mainly receiv e iron ore from Vale’s mines in its Southeast Sy stem, and it is distributed through Vale’s logistics infrastructure. Part of the South Sy stem. Receiv es iron ore from the Itabirito Mines complex, specifically the João Pereira and Segredo mines. Most of the output is carried by MRS and EFVM. Fábrica (state of Minas Gerais) 4.5 Supplied from national - 100.0 - grid. Directly produced by Vale or acquiredthrough powerpurchase contracts. Vargem Grande (state of Minas Gerais) Part of the South Sy stem. Receiv es iron ore from the Itabirito Mines and Vargem Grande mining complexes, specifically the Sapecado, Galinheiro, C apitão do Mato and Tamanduá mines. Most of the output is carried by MRS. 7.0 Supplied from national - 100.0 – grid. Directly produced by Vale or acquired power contracts. through purchase São Luís (state of Maranhão) Part of the North Sy stem. Receiv es iron ore from the C arajás mines. The output is sent to clients through Ponta 7.5 - The São Luís plant’s were 100.0 - operations resumed in May 2018. da MadeiraMaritime Terminal. Four pelletizing plants with total nominal capacity of 30.5 Mtpa. The pelletizing plants are located at the Ponta Ubu site in A nchieta, Samarco 30.5(2) Supplied from national grid. A cquired from In January 2016, 50.0 BHP Billiton Samarco suspended its Brasil Ltda. local power pelletizing operations distribution companies or directly produced by Samarco. when pellet feed became unav ailable because the suspension of mining operations Nov ember 2015. of its in in the state Santo. of Espírito Oman: Vale O man Pelletizing C ompany LLC Industrial belonging complex Vale. Two 9.0 Supplied from national grid. The O man plants are fed with iron ore from the Iron Q uadrangle region in the state of Minas Gerais, through the Port of Tubarão (80%), as well as iron ore from C arajás, through Ponta de Madeira Maritime Terminal (20%). 70.0 O manO il C ompany S.A .O .C . to pelletizing plants with total nominal capacity of 9.0 Mtpa. The pelletizing plants are integrated into Vale’s distribution center, which has a nominal capacity of 40.0 Mtpa. (1) Vale’s env ironmental operating licenses for the Tubarão pelletizing plants prov ide for total capacity of 36.2 Mtpa. Effectiv e capacity will be rev ised based on the conditions under which Samarco will resume its operations. (2)

1.1.4 Pellet production The following table shows key information on Vale’s iron ore pellet production. Year ended December 31 , 2015 2016 2017 Company (million metric tons) Vale (1) Samarco (2) T otal production 46.2 12.3 58.5 46.2 0.0 46.2 50.3 0.0 50.3 (1) The numbers indicate actual production , including the full output of Vale’s pelletizing plants in O man and the fiv e pelletizing plants it leases in Brazil. The operational lease contract for the Itabrasco, Kobrasco and Hispanobras pelletizing plants expires in 2018, while the lease for Nibrasco’s two pelletizing plants expires in 2019. (2) The production figures for Samarco, in which Vale holds a 50% stak e, were adjusted to reflect its shareholding. 1.1.5 Clients, sales and marketing Vale supplies all its iron ore and pellets (including its share of pellet production from its joint ventures) to the steel industry. Existing and expected levels of demand for steel products affect demand for Vale’s iron ore and pellets. Demand for steel products is influenced by multiple factors, such as global industrial production, construction and infrastructure spending. In 2017, China accounted for 57% of Vale’s iron ore and pellet shipments, and Asia as a whole accounted for 71%, while Europe represented 13%, followed by Brazil with 9%. Vale’s 10 biggest clients together acquired 134 million metric tons of iron ore and pellets produced by it, representing 39% of Vale’s iron ore and pellet sales volume in 2017 and 39% of its total revenue from iron ore and pellets. In 2017, no single client accounted for more than 7% of Vale’s iron ore and pellet shipments. Of Vale’s total pellet production in 2017, including the output of its joint ventures, 59% was pellets for blast furnaces and 41% was pellets for direct reduction. Blast furnaces and direct reduction are different technologies employed by steel mills to produce steel, and each process uses different types of pellets. In 2017, Asia (especially Japan), Europe and Brazil were the main markets for Vale’s blast furnace pellets, while the Middle East and North America were the main markets for its direct reduction pellets. Vale is investing in customer service in order to improve its competitiveness. The company works with its clients to understand their main objectives and to supply them with iron ore solutions that meet their specific needs. Through its experience in iron mining, agglomeration and manufacturing processes, Vale looks for technical solutions that can provide a balance between the best use of its world-class mining assets and the satisfaction of its clients. Vale believes that its capacity to offer its clients comprehensive iron ore solutions and the quality of its products are extremely important advantages that help to improve its competitiveness in relation to competitors that may be in more convenient geographical locations. Besides supplying technical assistance to its clients, Vale has sales support offices in Saint-Prex (Switzerland), Tokyo (Japan), Seoul (South Korea), Singapore, Dubai (United Arab Emirates) and Shanghai (China), which assist with sales made by Vale International, and an office in Brazil, which assists with sales in South America. These offices also make it possible to maintain closer contact with Vale’s clients, monitor their requirements and the performance of their contracts, and guarantee that Vale’s clients receive products in a timely manner. Vale sells iron ore and pellets through different agreements, including long-term contracts with clients, and on the spot markets, through public offerings and trading platforms. Vale’s pricing is generally linked to market price indexes and it uses a variety of mechanisms, including spot prices and current average prices during certain periods. In cases in which products are delivered before the final price can be determined, Vale recognizes sales based on a provisional price, and subsequently makes an adjustment to reflect the final price. In 2017, Vale protected part of its total exposure to bunker oil prices related to its own fleet and long-term leasing contracts related to its international Cost and Freight (“CFR”) and Free on Board (“FOB”) sales and domestic sales. The 2017 hedging program was settled in 2017. 1.1.6 Competition The global iron ore and pellet market is extremely competitive. The main factors that affect competition are price, quality, the variety of products supplied, reliability, operating costs, and transportation costs. Asia – Vale’s main competitors in the Asian market are located in Australia. They include subsidiaries and affiliates of BHP Billiton PLC (“BHP Billiton”), Rio Tinto Ltd. (“Rio Tinto”)  and Fortescue Metals Group Ltd. (“FMG”). Vale is competitive in the Asian market for two reasons. First, steelmakers generally look to obtain types (or blends) of iron ore and pellets that allow them to produce the desired final products in the most economical and effective way. Vale’s iron ore has low levels of impurities and other properties that tend to result in lower processing costs. For example, in addition to its high iron grade, its alumina content is very low compared with Australian ores, reducing coke consumption and increasing the productivity of blast furnaces, which is especially important during periods of high demand. When market demand is very intense, Vale’s superior quality generally stands out from that of its clients. Second, steel mills frequently develop sales relationships based on the reliable supply of a specific blend of iron ore and pellets. The ownership and operation of logistics facilities in its North and Southeast Systems helps Vale to guarantee that its products are delivered on time and at relatively low cost. The Company has long-term ship charter contracts to increase its capacity to supply its products in the Asian market at competitive prices under the CFR regime, even though its transport costs are higher than those of Australian producers . To support the commercial strategy of its iron ore business, Vale operates two distribution centers, one in Malaysia and the other in Oman, and it has long-term contracts with 12 Chinese ports, which also function as distribution centers. In 2015, Vale launched Brazilian Blend Fines (“BRBF”), a high-quality product resulting from the blending of fines from Carajás, which contain higher levels of iron and lower levels of silica, with fines from the Company’s South and Southeast Systems, which contain lower concentrations of iron. The resulting blend provides strong performance in any kind of sintering operation. It is mixed and sold at Vale’s Teluk Rubiah Maritime Terminal in Malaysia and at 12 distribution centers in China. This cuts the time taken to reach Asian markets and increases Vale’s local distribution presence through the use of small vessels. Europe – Vale’s main competitors in the European market are Luossavaara Kiirunavaara AB (“LKAB”), ArcelorMittal Mines Canada Inc., Iron Ore Company of Canada (“IOC”), a subsidiary of Rio Tinto, Kumba Iron Ore Limited, and Société Nationale Industrielle et Minière (“SNIM”). Vale is competitive in the European market for the same reasons it is competitive in Asia, but also because of the proximity of its port facilities to European clients.  Brazil – The Brazilian iron ore market is also competitive and it includes various small iron ore producers. Some steel producers, such as Gerdau S.A. (“Gerdau”), Companhia Siderúrgica Nacional (“CSN”), Vallourec Tubos do Brasil S.A., Usiminas and ArcelorMittal, also have their own iron ore operations. Although the price factor is important, quality and reliability are also important competitive factors. Vale believes that its integrated transport systems, its high-quality ore and its technical services make it a strong competitor in the Brazilian market.

In the pellets segment, Vale’s main competitors are LKAB, Iron Ore Company of Canada (IOC), Ferrexpo Plc, ArcelorMittal Mines Canada (formerly Quebec Cartier Mining Co.), and Bahrain Stell (formerly Gulf Industrial Investment Co.). 1.2 Manganese and ferroalloys 1.2.1 Manganese operations and production Vale carries out its manganese mining operations in Brazil through Vale S.A. and its wholly owned subsidiaries Vale Manganês S.A. (“Vale Manganês”) and MCR. Vale performs its operations in Brazil through federal government concessions, which were granted for an indefinite term. Its mines produce metallurgical ore, used mainly to produce manganese ferroalloys; and a raw material to make carbon steel and stainless steel. Mining complex Description / back ground A ccess / transport Company Location Minerals Operations Power source A zul Vale S.A . Pará O pen-pitmining High and C rushing, purification and classification phases, producing lump ore and fines. Supplied national from grid. The manganese ore is tak en by truck and EFC toPonta da Madeira Maritime Terminal. operations and medium-grade manganese oxide localprocessing plants. Directly produced ores(24% 46% manganese). to by Vale or acquired through power purchase and contracts. sale Morro da Mina Vale Manganês Minas Gerais O pen-pit operations mining Medium and low-Heav y /dense medium separation process, Supplied national A cquired local distribution companies. from grid. from power The manganese ore is tak en by and a grade carbonate (av erage manganese silica-ores concentration plant. truck ferroalloy plants to crushing screening, and in content of 30%). Barbacena and O uro Preto. producing lump ore ferroalloy plants for in Barbacena and O uro Preto. C rushing, purification and classification phases, producing lump ore and fines. Urucum MC R Mato Grosso do Sul Underground mining operations High and Supplied national from grid. The manganese ore is tak en by medium-grade manganese oxide and local A cquired through power purchase contracts or from barges down processing plants. ores (av erage theParaguay manganese content of 46%). and Paraná local distribution companies. power riv ers and then transshipped at thePortof Nuev a Palmira in Uruguay . The following table presents information about Vale’s manganese ore production, obtained after processing and mass recovery. Production in year ended December 31 , Process recovery rate in 2017 2015 2016 2017 Mine T ype (million metric tons) (%) A zul Morro da Mina(1) Urucum T otal O pen pit O pen pit Underground 1.7 - 0.7 1.7 0.0 0.7 1.4 0.1 0.7 41.5 60.0 82.7 2.4 2.4 2.2 (1) Vale suspended its operations at Morro da Mina in 2015 due to mark et conditions. In O ctober 2016, Vale resumed these operations in order to supply manganese ore to its ferroalloy plant in Barbacena.

1.2.2 Manganese ferroalloy operations and production Vale conducts its manganese ferroalloy businesses through its wholly owned subsidiary Vale Manganês. Manganese ferroalloy production consumes significant amounts of electricity, which is supplied through power purchase contracts. For information on the risks associated with possible problems in electricity supply, see item 4.1 of this Reference Form. Vale produces several kinds of manganese ferroalloys, such as high manganese alloys and ferro-silicon-manganese. and medium-carbon Plant Location Description / back ground Nominal capacity Power source Minas Plants Gerais Municipalities Barbacena O uro Preto of and There are six furnaces in Barbacena: 66,000 metric tons per y ear (54,000 metric tons per y ear of ferro-silicon-manganese and 12,000 metric tons per y ear of medium-Supplied from national grid. Barbacena, including two A cquired C entrais through contracts. fromFurnas– ElétricasS.A . or refiningfurnaces,anda briquetting plant. There are three furnaces in O uro Preto. power purchase They are not currently operating duetomark et conditions. carbon manganese). ferro-O uro Preto: 64,000 metric tons per y ear of ferro-silicon manganese. Bahia Plant Municipality Simões Filho of Four furnaces, two conv erters and a sintering plant. 135,000 metric tons per y ear (42,000 metric tons per y ear of ferro-silicon manganese and 93,000 metric tons per y ear of Supplied from national grid. A cquired from São Francisco Hy droelectric C ompany (C HESF) or through power purchase contracts. high-carbon ferro-manganese). The plant is capable of refining up to 40,000 metric tons per y ear of high-carbon ferro-manganese, to produce medium-carbon ferro-manganese alloy , in line with mark et demand. The following table shows information about Vale’s manganese ferroalloy production. Production in year ended December 31, (1) Plant 2015 2016 2017 (thousand metric tons) Barbacena O uro Preto Simões Filho T otal 6 1 92 48 - 77 58 88 99 124 146 (1) T he production figures reflect hot metal, which is processed by crushing and screening facilities. Average mass recovery in this process is 85%. 1.2.3 Manganese ore and ferroalloys: sales and competition The manganese ore and ferroalloy markets are highly competitive. Competition in the manganese ore market occurs in two segments. Medium and high-grade manganese ore competes on a global seaborne basis, while low-grade ore competes regionally. For some manganese ferroalloys, especially ferromanganese, manganese ores of high, medium and low grade may be used in silicon-manganese production. The main suppliers of high-grade ores are located in South Africa, Gabon, Australia and Brazil. The main producers of low-grade ores are located in Ukraine, China, South Africa, Ghana, Kazakhstan, India and Mexico.

Vale competes in the seaborne market, producing high and medium-grade ores at its Azul and Urucum mines, which benefit from extensive synergies with its iron ore operations, from the mines to its railroad, port and shipping operations. Its main competitors in this segment are South32 (Australia and South Africa) and Eramet (Gabon). The Company’s low-grade ores, especially those produced at Morro da Mina, are consumed internally in its ferroalloy smelters. The manganese ferroalloy market is characterized by a large number of participants that compete mainly on price. The Company’s competitors are mainly located in countries that produce manganese ore or carbon steel. Potential market entrants may have the following manganese ferroalloy substitutes: (i) silicon or chromium ferroalloys (and they may occasionally change their furnaces to manganese); and (ii) electrolytic manganese. Competitors may be integrated smelters like Vale, which supply manganese ore from their own mines, or non-integrated smelters. The main competitive factors in this market are the costs of manganese ore, power, logistics and reducers, such as copper, coal and charcoal. Vale competes with independent and integrated producers. Focusing mainly on Brazilian, North American and South Amer ican steelmaking clients, the Company’s ferroalloy operations also benefit from synergies with its iron ore sales, marketing, procurement and logistics activities. Vale buys its power and coke supplies for reasonable market prices, although through medium and long-term contracts. The Company’s competitors in the Brazilian market are around a dozen smelters with the capacity to produce 5,000 to 90,000 metric tons per year. The majority of them are not integrated and some of them are clients of the Company’s manganese ores. Vale stands out from them in the market, as it produces higher-grade manganese ferroalloys. 2. Base metals 2.1 Nickel 2.1.1 Operations Vale conducts most of its nickel operations through its wholly owned subsidiary Vale Canada, which operates two nickel production systems: one in the North Atlantic region; and the other in the Asia-Pacific region. Vale also produces copper as a byproduct of its nickel operations in Canada, and through Vale S.A., it operates a third nickel production system, Onça Puma, in the South Atlantic region. Its nickel operations are presented in the following table. Mining system / company Power source A ccess / transport Location Description / back ground Operations Mineral rights North A tlantic Vale C anada C anada Sudbury, O ntario — Integrated mining, milling, Nick el: Mainly underground mining operations inv olving nick el sulfide ore bodies that also contain quantities of copper, cobalt, PGMs, gold and silv er. External feed from third parties and Vale’ s operations in Voisey ’s Bay is also processed. Vale plans to stop processing feed from Voisey ’s Bay in Sudbury after 2017. A s well as producing finished nick el in Sudbury, Vale sends an intermediate nick el oxide product to its nick el refinery in W ales for processing into end products. In September 2017, as part of Vale’ s efforts to reduce its sulfur dioxide emissions and other atmospheric emissions, in order to comply with Mineral hav e rights no Supplied by O ntario’s prov ision power grid and produced Located bythe smelting and refining Trans-C anada highway operations to transform ore into finished nick el, with a nominal capacity of 66,000 metric tons of refined nick el per y ear and additional nick el oxide feed for the refinery in W ales and for nick el plants in A sia. Mining operations in Sudbury began in 1885. Vale expiration date; and mining will between leases expire 2018 between two major railroads that pass through the Sudbury area. The finished and 2037; and directly Vale through hy dro by licenses of products deliv ered North are tothe A merican occupation with indefinite term.(1) generation. mark et by truck . For ov erseas clients, the products are loaded into containers and they are transported in an intermodal way (truck /train/contain er ship) to their final destination, through east and west coast C anadian ports. acquired theSudbury operations in 2006.

Mining system / company Power source A ccess / transport Location Description / back ground Operations Mineral rights regulatory changes in O ntario and Manitoba, and to rationalize its smelting and refining assets across C anada, Vale modified its processes, including by changing to a single flash furnace in Sudbury . Copper: Vale produces two intermediate products: concentrate copper copper and copper anodes. It also produces a finished copper product, electroly tic copper cathodes. In September 2017, Vale migrated to a singleflashfurnace in Sudbury, and as a result, it stopped anodes, increase producing copper generating an incopper concentrate and copper matte output. Nick el: Mainly underground mining operations inv olving nick el sulfide ore bodies that also contain quantities of copper and cobalt. In 2017, Vale C anada C anada— Thompson, Manitoba Integrated mining, milling, “O rder in Supplied by Manitoba’s prov incial utility company . The products deliv ered North finished are tothe A merican smelting and refining C ouncil” mining leases to expire between2020 operations to transform ore into refined nick el. Vale plans to eliminate its smelting and refining activ ities in Thompson in 2018. The ore in Thompson was discov ered in 1956 and Vale acquired the operations in 2006. and 2025; mark et by truck . For ov erseas clients, the products are loaded into containers and they are transported in an intermodal way (truck /train/contain er ship) to their final destination, through east and west coast C anadian ports. Vale permanently mining leases to expire in 2034. deactiv ated one of its two furnaces in Thompson and it will deactiv ate the other in 2018. A t the end of 2017, the C ompany stopped from processing feed Voisey ’s Bay in Thompson. A s of the second half of 2018, Vale plans to send more of the nick el concentrate from Thompson to be refined in Sudbury and Long Harbour. Smelting and refining activ ities in Thompson arebeing eliminated in 2018, mainly due to the cost of capital associatedwith limitson sulfur emissions defined federal dioxide in the pollution prev ention plan pursuant to the C anadian Env ironmental Protection A ct (C EPA ), and also because of a reduction in feed av ailability . Vale obtained an extension to the deadline for implementing its current sulfur dioxide emission reduction plan, permitting smelting and refining until 2018, subject tonegotiated emission s limits. This site consists of the O v oid open-pit mine and deposits that will be mined underground at a later Integrated open-pit mining and milling operation, producing copper and nick el concentrates in Voisey ’s Bay . Vale Newfoundland C anada — Mining lease to expire in 2027, The power The nick eland & Voisey ’s Bay used in copper concentrates are transported to the port by trucks and then shipped by Labrador Limited and Long with right subsequent renewals, to Voisey ’s Bay Harbour is 100% supplied by

Mining system / company Power source A ccess / transport Location Description / back ground Operations Mineral rights Refining is focused on nick el in Long Harbour to mak e finished metal products. Planned nominal capacity of approximately 50,000 metric tons of refined nick el per y ear, in line with ramp-up. The Voisey ’s Bay operations began in 2005 and Vale bought them in 2006. stage. Vale extracts sulfide nick el ore bodies, which also contain copper and cobalt. The Long Harbour facilities continued to ramp up in 2017, while exclusiv ely processing feed from concentrates from Voisey ’s Bay . In 2017, as a result of continuous growth at the nick el refinery in Long Harbour, copper cathodes and cobalt rounds were produced for the first time. Medium and high-grade concentrate that was not transported to Long Harbour in 2017 was sent to Vale’s operations in Sudbury and Thompson, for final processing (smelting and refining), while copper concentrate was sold in the mark et. Shipments of nick el concentrate to Sudbury and Thompson were stopped at the end of 2017. Vale expects to see a continuation of steady growth in Long Harbour ov er the course of 2018. Newfoundlan d & Labrador alway s y ears. for 10 Vale’s diesel generators. Long Harbour dry bulk v essels to foreign mark ets or Vale’s operations in Long Harbour and Refinery supplied is by other operations C anadian for Newfoundla additional refining. nd & Labrador’s prov incial utility company . Vale Limited Europe United Kingdom C ly dach, W ales A utonomous nick el refinery, producing refined nick el. Nominal capacity of 40,000 metric tons per y ear. The C ly dach Refinery started up in 1902 and Vale acquired it in 2006. This refinery processes an intermediate nick el product, nick el oxide, supplied by Vale’s operations in Sudbury and Matsuzak a, to produce finished nick el in the form of powders and pellets. – Supplied from national grid. Transported to end clients in the United — Kingdom and continental Europe by truck . Products for ov erseas clients are truck ed to the ports Southampton Liv erpool of and and shipped by ocean container. A sia-Pacific PTVI extracts laterite nick el ore and produces nick el matte, which is mainly sent to Vale’s nick el refinery in Japan. In accordance with guaranteed sales contracts cov ering the mine’s lifespan, PTVI sells 80% of its output to wholly owned subsidiary Vale C anada, and 20% to Sumitomo. C ontract of work expiring in 2025, and the C ompany is entitled to two consecutiv e 10-y ear extensions, subject to approv al of the Indonesian gov ernment. For more information, see item 7.5 of this Reference Form. Mainly produced by PTVI’s low-cost hy dro plants on Larona Riv er (currently there are three). PTVI has thermal generators to supplement its Truck ed approximately 55 k m to the riv er port in Malili and then loaded onto barges in order to load multi-purpose v essels. PT Vale Indonesia Tbk (“PTVI”) Indonesia — Sorowak o, Sulawesi O pen-pit mining area and respectiv e processing facility , producing nick el matte, an intermediate product. Nominal capacity of approximately 80,000 metric tons of nick el matte per y ear. PTVI’s shares are traded on the Indonesian Stock Exchange. Vale indirectly owns a 59.272% interest in PTVI,while Sumitomo Metal Mining C o., Ltd. ("Sumitomo") owns 20.092%, Sumitomo C orporation owns 0.1%, and members of the public own 20.5%. PTVI was started in 1968, it began its commercial operations in 1978, and Vale acquired it in 2006.

Mining system / company Power source A ccess / transport Location Description / back ground Operations Mineral rights hy droelectri c power supply with a power source that is not subject to hy drological factors. Supplied from national Vale Nouv elle-New C aledonia South Prov ince Mining and processing The continuous ramp-up of Vale’s nick el operation in New C aledonia is expected to continue in the next few Mining concessions to expire between The products are C alédonie (“VNC ”) S.A.S – operations, producing nickel oxide, nick el hy droxide and cobalt carbonate. Vale owns pack ed into containers, trucked approximately 4 k m to the Port of Prony and then shipped by ocean container. 2022 (2) and 2051. grid and 95%of remaining Société VNC , and the 5% is held by y ears. VNC uses a high-leaching limonitic independen t producers. pressure acid de Participation process to treat Minière du Sud C aledonien SA S (“SPMSC ”). SPMSC has the obligation to increase its stak e in VNC to 10% within two y ears after the start of commercial production. (2) laterite and saprolitic laterite ores. A s part of the ramp-up, VNC is analy zing the capacity of different plant unitsto identify and eliminate bottleneck s. Vale expects to continue to ramp up VNC ov er the next fiv e to six y ears, before reaching a nominal production capacity of 57,000 metric tons per y ear of nick el contained in nick el oxide,to be Vale’ s processed at refineries in A sia, hy droxidecak e in the form (IPNM), as well as 4,500 metric tons of cobalt in carbonate form. Vale Limited Japan Japan Matsuzak a – A utonomous nick el refinery, producing intermediate and This refinery produces – Supplied from national grid. A cquired from regional utility companies. The products are truck ed along public roads to clients in Japan. For ov erseas clients, the products are pack ed into containers at the plant and shipped out from the ports of intermediate products for subsequent processing at Vale’s other refineries in finished nick el. Nominal capacity of 60,000 metric tons per y ear. Vale has an 87.2% stak e in the refinery , while Sumitomo owns the rest. The refinery was built in 1965 and Vale acquired it in 2006. A sia andthe United Kingdom, as well as finish nick el products using nick el matte supplied by PTVI. Yok k aichi Nagoy a. and Vale Limited Taiwan Taiwan Kaoshiung – A utonomous nick el refinery, producing refined nick el. Nominal capacity of 18,000 metric tons per y ear. The refinery started up in 1983 and Vale acquired it in 2006. This refineryproduces – Supplied from national grid. A cquired from regional utility companies. Truck ed along public roads to clients in finishednick el for the stainless steel sector, using intermediate products from Taiwan. For ov erseas clients, the products are pack ed into containers at Vale’s Matsuzak a operationsin and New C aledonia. The plant was shut down for maintenance work in 2017. the plant and shipped out from the Port of Kaoshiung. Vale Nick el C hina Dalian, Liaoning – A utonomous nick el refinery, producing finished nick el. Nominal capacity of 32,000 metric tons per y ear. Vale owns a 98.3% stak e in the refinery , while Ningbo Sunhu C hemical Products C o., Ltd. owns the remaining 1.7%. The refinery started up in 2008. This refinery produces for the – Supplied from national grid. A cquired from regional utility companies. Transportedby truck along public roads and by train to clients in C hina. A lso (Dalian) C o. Ltd finishednick el stainless steel sector, using intermediate products from Vale’s Matsuzak a C aledonia. operations and in New supplied in containers to foreign mark etsand to some clients. C hinese South A tlantic

Mining system / company Power source A ccess / transport Location Description / back ground Operations Mineral rights Vale/O nça Puma Brazil – Miningand smelting O nça Puma Mine is located on a lateritic nick el deposit of saprolitic laterite ore. The Mining concession indefinite period. Supplied from national grid. Produced directly by The ferronick el is truck ed to Vila do O urilândia do operation, producing high-for Norte, Pará quality ferronick el for use in the stainless steel industry . C onde Terminal Brazilian Maritime inthe state of operation produces ferronick el v ia the rotary kiln electric furnace process. Vale is currently operating with a single electric k iln and two rotary calciner k ilns, Pará, and exported in ocean containers. Vale acquired through power purchase or withestimated nominal capacity of 27,000 metric tons per y ear. Vale will ev aluate opportunities to contracts. restart the operations, associated conditions. second line inlightof mark et (1) V ale filed requests to renew leases in S udbury in 2016 and 2017, and the approv al process is ongoing. A ll the conditions demanded for the renew als have been met. T his process generally takes several years, and Vale may continue to operate while the approval process is under w ay . (2) V NC requested the renewal of some concessions that w ere scheduled to expire before 2018. All the conditions demanded for the renewals hav e been met. T his process generally takes several years, and Vale may continue to operate w hile the approv al process is under w ay . 2.1.2 Production The following table presents Vale’s annual production broken down by operating mines (or grouped in the case of operating sites in Sulawesi, Indonesia, operated by PTVI) and average nickel and copper ore grades. Production from the Sulawesi mines represents output that goes from PTVI’s screening station to its processing unit, and it does not include nickel losses arising from drying and smelting. For Vale’s operations in Sudbury, Thompson and Voisey’s Bay, production and average grades represent the product sent to these operations’ respective processing plants and they do not include adjustments related to processing, smelting or refining. For Vale’s Onça Puma operation in Brazil and its VNC operation in New Caledonia, production and average grade represent on-site ore production and they do not include losses during processing. 2 0 1 5 (1) 2 0 1 6 (1) 2 0 1 7 (1) Gr ade Gr ade Gr ade P r oducti on P r oductio n P r oductio n C opper Nicke l C opper Nicke l C opper Nicke l M ines in operation in O ntario C opper Cliff N orth C reighton S tobie G arson C oleman E llen T otten T otal for operations in O ntario M ines in operation in M anitoba T hompson B irchtree T otal for operations in M anitoba M ines in operation in V oisey’s Bay O v oid M ining areas in operation in S ulaw esi S orow ako M ines in operation in N ew Caledonia V NC M ines in operation in Brazil O nça P uma 1,138 774 1,471 778 1,309 165 528 6,164 1.42 2.00 0.63 1.39 2.95 0.70 1.88 1.64 1.38 2.33 0.73 1.94 1.56 0.95 1.62 1.46 979 832 1,373 711 1,209 75 671 5,850 1.44 2.17 0.57 1.34 3.76 0.42 1.86 1.84 1.26 2.76 0.64 1.91 1.47 0.88 1.43 1.47 814 595 448 635 1,007 - 710 4,210 1.40 2.91 0.53 1.48 3.76 - 1.90 2.18 1.30 3.17 0.62 1.93 1.53 - 1.33 1.65 1,163 564 1.82 1.47 1.71 1,140 503 1.97 1.36 1.78 1,229 329 1.94 1.30 1.81 1,727 1,643 1,557 2,328 2,392 2,378 1.44 2.56 1.51 2.57 1.44 2.62 4,694 4,708 4,569 1.89 1.99 1.93 2,561 2,919 3,030 1.47 1.41 1.53 1,024 1,710 964 2.05 2.13 2.04 (1) Production is expressed in thousands of metric tons. Grade is percentage copper and nickel content, respectively.

The following table presents information on the Company’s nickel production, including nickel refined at its facilities, and intermediate products for sale. The figures below are presented based on nickel contained in mined ores. F inished production by ore source in year e nded December 31, M ine T y pe 2015 2016 2017 (thousand metric tons of nickel contained in ore) S udbury T hompson V oisey’s Bay (1) S orow ako (2) O nça P uma N ew Caledonia (3) E xternal (4) T otal (5) U nderground U nderground O pen pit O pen pit O pen pit O pen pit 54.4 24.8 53.0 79.5 24.4 26.9 27.6 290.6 80.4 26.5 49.0 81.1 24.1 34.3 15.6 311.0 61.9 23.0 51.8 73.1 24.7 40.3 13.1 288.2 (1) (2) Includes finished nickel produced in Long H arbour, S udbury and T hompson. T hese numbers w ere not adjusted to reflect the C ompany’s stake. T he Company owns a 59.2% stake in P TVI, which owns the S orow ako mines. (3) (6) (5) T hese numbers w ere not adjusted to reflect the C ompany’s stake. T he Company owns a 95.0% stake in V NC. F inished nickel processed at the Company’s facilities using inputs acquired from third parties. T hese numbers do not include processing of feed for third parties. 2.1.3 Clients and sales Vale’s nickel clients are spread across the world. In 2017, 45% of Vale’s total refined nickel sales were shipped to clients in Asia, 24% to Europe, 24% to North America, and 7% to other markets. Vale has short-term, fixed-volume contracts with clients for the bulk of its predicted annual nickel sales. These contracts generally provide stable demand for a significant share of annual production. Nickel is a metal traded on exchanges, including the London Metal Exchange (“LME”) and Shanghai Futures Exchange (“SHFE”), and most nickel products are priced in line with a discount or premium to the LME price, mainly depending on the nickel product’s physical and technical characteristics. Vale’s refined nickel products represent what is known in the industry as “primary” nickel, meaning nickel produced principally from nickel ores (as opposed to “secondary” nickel, which is recovered from recycled nickel-containing materials). Refined primary nickel products differ in terms of the following characteristics, which determine the product’s price level and its suitability for various end-use applications:  Nickel content and purity level: (i) intermediate products with various levels of nickel content, (ii) nickel pig iron containing 1.5% to 15% nickel, (iii) ferronickel containing 15% to 40% nickel, (iv) refined nickel containing less than 99.8% nickel, including products such as Tonimet™ and Utility Nickel™, (v) standard LME grade nickel, containing at least 99.8% nickel, and (vi) high-purity nickel, containing at least 99.9% nickel and no specific impurities; Shape (such as powders, pellets, discs, squares, and discrete or filamentary strips); and Size (from sub-micron powder particles to large cathodes).   In 2017, the main end-use applications of nickel were as follows:   Stainless steel (69% of global nickel consumption); Non-ferrous alloys, alloy steels and smelting applications (17% of global nickel consumption); Nickel plating (6% of global nickel consumption); Batteries (3% of global nickel consumption); and Specialty applications, such as chemical products and powder metallurgy (5% of global nickel consumption).    In 2017, 63% of Vale’s refined nickel sales went for non-stainless steel applications, compared with the industry average for primary nickel producers of 31%. This makes Vale’s nickel sales volumes more diversified and stable. As a result of Vale’s focus on these higher-value segments, the Company’s average realized refined nickel prices have constantly exceeded LME spot prices . Vale offers sales and technical support to its clients worldwide. The Company has a well-established global marketing network for refined nickel, based in Toronto, Canada. It also has sales and technical support offices around the world. Its primary administrative offices are in Singapore and Toronto, Canada, and it has sales managers in Saint Prex, Switzerland; Paramus, New Jersey, United States; and various locations in Asia. For more information about prices and demand, see item 10.2 of this Reference Form. 2.1.4 Competition The global nickel market is highly competitive. Vale’s key competitive advantages are its long-life mines, its low production costs in relation to other nickel producers, its sophisticated exploration and processing technologies, and its diversified product portfolio. Vale’s global marketing, diverse product mix and technical support direct its products to the applications and geographical regions that offer the highest margins. Vale’s nickel supply represented 13% of global primary nickel consumption in 2017. In addition to Vale, the largest integrated “mine-to-market” nickel suppliers (each with its own integrated facilities, including nickel mining, processing, refining and marketing operations) are Nornickel, Glencore, Jinchuan Nonferrous Metals Corporation and BHP Billiton. Together with Vale, these companies accounted for approximately 39% of global refined primary nickel production in 2017. While stainless steel production is a major driver of global nickel demand, stainless steel producers can use nickel products with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on their relative prices and availability. For more information on prices and demand, see item 10.2 of this Reference Form. Competition in the nickel market is based primarily on quality, reliability of supply and price. Vale believes that its operations are competitive in the nickel market because of the high quality of its nickel products and its relatively low production costs. 2.2 Copper 2.2.1 Operations Vale conducts its copper operations through parent company Vale S.A. in Brazil and through subsidiaries in Canada. Mining complex Description / back ground Location Minerals / operations Mineral rights Power source A ccess / transport Brazil Vale/Sossego C arajás, of Pará state Two main copper ore and a to ore. C opper ore is mined using the open-pit method and the run-of-mine is processed through primary crushing and conv ey ing, SA G milling (in a semi-autogenous mill that uses a large rotating drum filled with ore, water and steel grinding balls to transform the ore into a fine slurry ), ball milling, copper Mining concessionfor indefinite period. Supplied national from grid. The concentrate is truck ed to a storage bodies, Sossego Sequeirinho, and Directly produced by Valeor acquired terminal Parauapebas in and processingfacility concentrate the through power then carried by EFC to the Port of Itaqui in São Luís, in the state of Maranhão. Vale built an 85-k m road to link Sossego to Parauapebas. Sossego was dev eloped by Vale and it started up in purchase contracts. 2004. Its nominal production capacityis approximately metric tons per 93,000 annum copper (tpa) of concentrate flotation, concentrate. tailings disposal, concentrate thick ening, filtrationand load out. Vale’s Salobo copper mine uses the open-pit method, and the run-of-mine is Vale/Salobo C arajás, of Pará state The Salobo I processing plant was started up in Mining concessionfor indefinite period. Supplied national A cquired from grid. through The concentrate is truck ed to a storage 2012. Its total ore terminal in

Mining complex Description / back ground Location Minerals / operations Mineral rights Power source A ccess / transport processing capacity is 12 Mtpa. The open-pit mine and plant completed their ramp-up in the fourth quarter of 2016, reaching an ore processing capacity of 24 Mtpa following the full implementation of the processed though standard power contracts. purchase Parauapebas and primaryand secondary then carried by EFC to the Port of Itaqui in São Luís, in the crushing, conv eying, roller press grinding, ball milling, copper concentrate flotation, tailings disposal, concentrate state Vale road of Maranhão. built a 90-k m thick ening, load out. filtration and to link ligar to Salobo Parauapebas. SaloboII project. production SaloboI expansion The total capacity of andIIis approximately 197,000 tpa of copper concentrate. C anada Vale C anada C anada Sudbury, O ntario — See – 2. Base metals – 2.1. Nick el – 2.1.1. O perations in this Reference Form. Vale C anada/Vois ey ’s Bay C anada — See – 2. Base metals – 2.1. Nick el – 2.1.1. O perations in this Reference Form. Voisey ’sBay, Newfoundland and Labrador 2.2.2 Production The following table presents information on the annual ore production of Vale’s Salobo and Sossego mines and their average copper grades. Production and average grades are for on-site ore production, not including losses during processing. For annual copper production as a byproduct of nickel operations, see item 2. Base metals – 2.1. Nickel – 2.1.1. Operations in this Reference Form. 2015(1) 2016(1) 2017(1) Production Grade Production Grade Production Grade Brazil Sossego ...................... Salobo ........................ Total .......................... 12,857 44,296 0.93 0.62 0.69 12,687 57,279 0.82 0.62 0.66 12,380 61,573 0.81 0.63 0.66 57,153 69,966 73,953 (1) Production is expressed in thousands of metric tons. Grade is percentage copper content. The following table presents information on Vale’s copper production. Finished production by ore source in year ended December 31, Mine Type 2015 2016 2017 (thousand metric tons) Brazil: Salobo ...................... Sossego .................... Canada: (as a byproduct of nickel operations) Sudbury .................... Voisey’s Bay .............. Thompson ................. External (1) ............... Zambia: Lubambe (2) .............. Total .................... Open pit Open pit 155 104 176 93 193 100 Underground Open pit Underground 98 32 1 23 122 32 3 21 98 34 2 12 10 8 7 Underground 424 453 446 (1) Vale processes copper at its facilities using feed purchased from third parties. (2) Vale’ s attributable production capacity is 40%, which represents an indirect interest of 80% through its 50% stake.

2.2.3 Clients and sales Copper concentrate from Sossego and Salobo is sold under medium and long-term contracts to copper smelters in Europe, India and elsewhere in Asia. Vale has medium-term copper supply agreements with domestic clients, for some of the copper concentrate and matte produced in Sudbury, which are also sold through long-term contracts in Europe and Asia. Copper concentrate from Voisey’s Bay is sold through long-term contracts to clients in Europe, while electrolytic copper cathodes from Sudbury and Long Harbour are sold in North America through short-term purchase and sale contracts. 2.2.4 Competition The global refined copper market is highly competitive. The producers are integrated mining companies and custom smelters, coveringall regions of the world, while the consumers are mainly copper wire and alloy makers. Competition largely occurs on a regional level and it is based primarily on production costs, quality, reliability of supply and logistics costs. The world’s largest copper cathode producers are Corporación Nacional del Cobre de Chile (“Codelco”), Aurubis AG, Jiangxi Copper Corporation Ltd, Glencore and Freeport-McMoRan Copper & Gold Inc. (“Freeport-McMoRan”), operating at parent company level or through subsidiaries. Vale’s share of the global refined copper cathode market is marginal, but it has a more competitive position in the copper concentrate market. Copper concentrate and copper anode are intermediate products in the copper production chain. Both the concentrate and anode markets are competitive, featuring numerous producers, but they have fewer participants and smaller volumes than the copper cathode market, due to the major copper producers’ high degree of integration. In the copper concentrate market, mining occurs globally, although South America accounts for a predominant share, while the consumers are custom smelters located mainly in Europe and Asia. Competition in the copper concentrate market also mainly occurs globally, based on production costs, quality, logistics costs and reliability of supply. The largest competitors in the copper concentrate market are Freeport McMoRan, Glencore, BHP Billiton, Codelco, Anglo American and Antofagasta plc, operating at parent company level or through subsidiaries. In 2017, Vale accounted for around 4% of the total custom copper concentrate market. The copper anode/blister market is very limited. In general, anodes are produced to supply each company’s integrated refinery. Trade in anodes/blisters is limited to those facilities that have more smelting capacity than refining capacity or to situations in which logistics savings provide an incentive to source anodes from other smelters. The biggest competitors in the copper anode market in 2017 were Glencore, First Quantum Minerals Ltd, Codelco and China Nonferrous Metals, operating at parent company level or through subsidiaries. 2.3 PGMs and other precious metals As byproducts of Vale’s nickel operations in Sudbury, Canada, the Company recovers significant quantities of platinum-group metals (“PGMs”), as well as small amounts of gold and silver. Vale operates a processing facility in Port Colborne, Ontario, which produces intermediate PGM products, gold and silver, using feed from its Sudbury operation. Vale has a refinery in Acton, England, where it processes its intermediate products, as well as feed purchased from third parties and toll-refined products. As part of its business optimization efforts, Vale planned to close its refinery in Acton in 2018. PGM concentrates from Vale’s Canadian operations will then be sold to third parties. Vale’s base metals marketing department sells its own PGMs and other precious metals, as well as products from third parties and toll-refined products, on a sales agency basis. Copper concentrates from the Company’s Salobo and Sossego mines in Carajás, in the Brazilian state of Pará, also contain gold, and its value is realized when these products are sold. In February 2013, the Company sold Wheaton Precious Metals (formerly Silver Wheaton) 25% of the gold produced as a byproduct at its Salobo copper mine in Brazil, for the life of that mine, and 70% of the gold produced as a byproduct at its nickel mines in Sudbury, Canada, for 20 years. In March 2015 and August 2016, the Company sold Wheaton Precious Metals an additional 25% of the gold produced as a byproduct at its Salobo copper mine. In return for the August 2016 sale, Vale received an initial cash payment of US$800 million and an option value of approximately US$23 million from a reduction in the exercise price of the warrants of Wheaton Precious Metals held by Vale since 2013. The Company will also receive ongoing payments of the lesser of US$400 per ounce (subject to a 1% annual inflation adjustment starting January 1, 2019) and the prevailing market price, for each ounce of gold delivered under the agreement. The Company may receive an additional cash payment if Salobo’s copper ore processing capacity is expanded to more than 28 Mtpa before 2036. This additional cash payment may range from US$113 million to US$953 million, depending on ore grade and the expansion’s timing and size. Under the goldstream agreement, Wheaton Precious Metals received 280,000 ounces of gold in 2017. For more information about the contracts with Wheaton Precious Metals and Silver Wheaton (Caymans) Ltd., see items 6.3, 6.6 and 10.3 (b) of this Reference Form. The following table shows information on the quantities of precious metals and platinum group metals (PGMs) produced as byproducts of the production of copper and nickel concentrates. Year ended December 31, 2015 2016 2017 Mine T ype (thousand troy ounces of contained metal) Sudbury (1): Platinum Palladium Gold Salobo: Gold Underground Underground Underground 154 341 89 166 322 98 144 214 74 O pen pit 251 317 346 Sossego: Gold O pen pit 80 67 65 (1)Includes metal produced from feed purchased from third parties. Includes production in O ntario (C anada) and A cton (England). Does not include third-party tolling. (2)The figures represent 100% of the gold produced in Salobo and Sudbury as a by product of nick el and copper concentrate production, and the share of gold sold to W heaton Precious Metals has not been deducted. 2.4 Cobalt Vale recovers significant quantities of cobalt as a byproduct of its nickel operations. In 2017, Vale produced 1,675 metric tons of refined cobalt metal at its Port Colborne refinery, 1,231 metric tons of refined cobalt metal rounds and 3,188 metric tons of cobalt rounds at its Long Harbour refinery, and 2,780 metric tons of cobalt in a cobalt-based intermediate product in New Caledonia. It also produced 125 metric tons of cobalt contained in other intermediate products (such as nickel concentrates). As a result of the ramp-up of VNC in New Caledonia, Vale’s production of intermediate cobalt as a byproduct of its nickel production is increasing. Vale sells cobalt worldwide. Its cobalt metal, electro-refined at its Port Colborne refinery, has very high purity levels (99.8%), exceeding LME contract specifications. Cobalt metal is used to produce various alloys, particularly for aerospace applications, and to make cobalt-based chemical products. The following table presents information on Vale’s cobalt production. Finished production by ore source in year ended December 31, Mine T ype 2015 2016 2017 (metric tons contained in ore) Sudbury...................................... Thompson .................................. Voisey ’s Bay ................................ New C aledonia............................ Underground Underground O pen pit O pen pit 751 365 849 2,391 882 700 887 3,188

177 143 O utros (1) .................................. Total ..........................................  4,533 5,799 (1) These figures do not include tolling of feed for third parties. They include cobalt processed at Vale’s facilities using feed purchased from third parties, 24 metric tons of ore sourced by PTVI in 2016, and 6.0 metric tons sourced in 2017. 3. Coal 3. 1 Operations Vale produces metallurgical and thermal coal through its subsidiary Vale Moçambique, which operates Moatize Coal Mine. Vale also has a minority stake in a Chinese company, Henan Longyu Energy Resources Co., Ltd. (“Longyu”). Company / mining complex Mozambique Vale Moçambique Moatize Minerals / operations Mineral rights Power source A ccess / transport Location Description / back ground Tete, Mozambique O pen-pit mine, dev eloped directly by Vale. The mine started up in A ugust 2011 and thank s to the Moatize expansion project and the expansion of the Nacala Logistics C orridor, it is expected to reach a nominal production capacity of 22 Mtpa, composed of metallurgical and thermal coal. Vale has an indirect 80.75% stak e in the mine, while Mitsui owns an indirect stak e of 14.25%. The rest belongs to Empresa Moçambicana de Exploração Mineira, S.A . The mine produces Mining concession expiring 2032, renewable thereafter. Supplied local by utility The coal is metallurgical thermal Moatize’s and coal. main transported from the mine to the Port of Nacala-à-Velhav iathe NacalaLogistics C orridor. in companies. Back up supply on site. branded products are C hipanga premium hard cok ing coal and Moatize low-v olume premium hard cok ing coal, but there is operational flexibility for multiple products. The optimal product portfolio will be formed as a result of mark et trials.C oal from the mine is processed in handling preparation a coal and plant (“C HPP”) that is capable of processing 4,000 metric tons per hour. A n additional C HPP started A ugust 2016, added 4,000 up in which metric tons per hour to capacity . 3.2 Production The following table presents information on Vale’s marketable coal production. Production in year ended December 31 Operation T ype of mine 2015 2016 2017 (thousand metric tons) Metallurgical coal: Moatize (1) .......................... T hermal coal: Moatize (1) .......................... 3,401 3,480 6,953 O pen pit 1,559 2,012 4,307 O pen pit (1) These figures correspond to 100% of Moatize’s production, and the numbers are not adjusted to reflect Vale’s ownership. 3.3 Clients and sales

Coal sales from Vale’s operations in Moatize, Mozambique target the global steel and power markets, including in Asia, India, Africa, Europe and the Americas. Vale’s Chinese coal joint ventures are focused on selling to China’s domestic market. 3.4 Competition The global coal industry basically consists of the markets for black coal (metallurgical and thermal) and brown coal (lignite). It is highly competitive. Demand for steel, especially in Asia, underpins strong demand for metallurgical coal, while demand for electricity sustains demand for thermal coal. Lower Chinese steel exports and better global macroeconomic data have contributed to a recovery in steel demand in other countries, raising demand for seaborne coal and metallurgical coal prices. High price levels incentivize producers to maximize production, especially in the United States, Canada and Australia. In 2017, weather and infrastructure problems in Australia suppressed seaborne supply, but it is expected to normalize in 2018 and grow year by year, increasing competition in the seaborne market. Competition in the coal industry is primarily based on the economics of production costs, the quality of coal, transportation costs and proximity to markets. Vale’s main competitive advantages are its completion of a new and competitive transportation corridor, proximity to the Atlantic and Indian markets (compared with major competitors) and the size and quality of the Company’s reserves. The main players in the seaborne coal market are subsidiaries, affiliates and joint ventures of BHP Billiton, Glencore, Anglo American, Rio Tinto, Teck, Peabody, PT Adaro Energy and the Shenhua group, among others. 4. Infrastructure 4.1 Logistics Vale has developed its logistics infrastructure based on the transportation needs of its mining operations, and it also provides transportation services for other clients. Vale conducts its logistics businesses through parent company Vale S.A., as well as subsidiaries, affiliates and joint ventures, as shown in the following table. Vale’s stak e Voting T otal Company Businesses Location (%) Partners Vale Railroad (EFVM and EFC), port and maritime terminal operations. Brazil – – – VLI (1) Railroad, terminal terminal certain port,inland Brazil 37.6 37.6 FI-FGTS, Brook field Mitsui and and maritime operations. general Holds cargo logistics assets. Railroad operations. MRS Brazil 46.8 48.2 C SN, C ongonhas Minérios, UsiminasParticipaçõese Logísticas, Gerdau, Inv estmentsand inv estors - Railv est public C PBS Maritime terminal operations. Maritime terminal operations. and port Brazil 100.0 100.0 PTVI PTV and port Indonesia 59.2 59.2 Sumitomo inv estors and public Vale Logística A rgentina(2) Vale Logística Uruguay C entral Port operations. Railroad. Uruguay Malawi 100.0 46.2 100.0 46.2 - Mitsui and inv estors

Vale’s stak e Voting T otal Company Businesses Location (%) Partners East A frican Railway s (“C EA R”)(3) Northern Dev elopment C orridor (“CDN”) (3) Maritime terminal and Mozambique 46.2 46.2 Mitsui and inv estors railroad operations. Nacala Integrated Logistics C orridor (“C LN”) (4) Mitsui Railroad and port operations. Mozambique 80.05 80.05 Vale Logistics Limited (“VLL”) (4) Railroad operations. Malawi 50 50 - Transbarge Nav egación Barge operations on Paraguay 100 100 - Paraguay and Paraná riv ers. VNC (5) Maritime terminal operations. Maritime terminal operations. Port operations. and port New C aledonia 95.0 95.0 SPMSC VMM and port Malay sia 100.0 100.0 - Vale Newfoundland & Labrador Limited Voisey ’s Bay and Long Harbour, in Newfoundland and Labrador 100 100 – Vale Distribution LLC (1) O man C enter Maritime terminal operations. and port O man 100 100 – BNDES holds bonds issued by Vale that are exchangeable for part of Vale’s stak e in VLI. If BNDES exercises its rights under these bonds, Vale’s stak e in VLI will decline 8%. (2) (3) Vale Logística A rgentina is no longer operating. Vale holds its stak es in C EA R and C DN through a 50% interest in Nacala C orridor (DIFC) Limited and Nacala C orridor Holding, which jointly own a 92.4% interest in the companies that mak e up NLC . (4) Vale holds its stak es in C LN and VLL through a 50% interest in Nacala C orridor (DIFC) Limited and Nacala C orridor Holding, which jointly own a 100% interest in the companies that mak e up NLC . 4.1.1 Railroads Brazil o Vitória-Minas Railroad (“EFVM”). The EFVM railroad connects the mines in Vale’s Southeast System in the Iron Quadrangle region of Minas Gerais to the Port of Tubarão in Vitória, Espírito Santo. Vale operates this 888-km railroad under a 30-year renewable concession, which will expire in 2027. EFVM consists of two lines of track extending for a distance of 584 km, permitting continuous railroad operations in opposite directions, and a 304-km single-track branch line. Various manufacturers are located along the railroad and important agricultural regions are also accessible to it. VLI holds the right to purchase railroad transportation capacity on EFVM. In 2017, EFVM carried 335,100 metric tons of iron ore and 60,800 metric tons of other cargo per day, on average. EFVM also transported 1 million passengers in 2017. In 2017, EFVM had a fleet of 326 locomotives and 19,032 railcars, which were operated by Vale and third parties. oCarajás Railroad (“EFC”). EFC links the mines of Vale’s North System in the Carajás region of Pará to Ponta da Madeira Maritime Terminal in São Luís, Maranhão. Vale operates EFC under a 30-year renewable concession, which will expire in 2027. EFC extends for 997 km, from Vale’s Carajás mines to its Ponta da Madeira maritime terminal complex. The main cargo is iron ore, mainly transported for the Company. VLI holds the right to purchase railroad transportation capacity on EFC. In 2017, EFC transported 473,700 metric tons of iron ore and 30,200 metric tons of other cargo per day, on average. EFC also carried 246,000 passengers in 2017. EFC operates the largest train in Latin America in terms of capacity, which is 3.5 km long, weighs 41,670 gross metric tons when fully laden and has 330 railcars. In 2017, EFC had a fleet of 303 locomotives and 20,209 railcars, which were operated by Vale and third parties. The main cargo items of the EFVM and EFC railroads are: o iron ore, iron ore pellets and manganese ore, carried for Vale and its clients ; o steel, coal, pig iron, limestone and other raw materials, carried for clients with steel mills along the railroads; oagricultural products, such as soybeans, soybean meal and fertilizers; and o other general cargo, such as pulp, fuel and chemical products. Vale charges market prices to transport its clients’ goods, including pellets produced by joint ventures and other companies that are not 100% owned by Vale. The charges vary in line with the distance traveled, the type of product transported and cargo weight. They are regulated by Brazil’s National Land Transport Regulatory Agency (“ANTT”). VLI. VLI provides integrated logistics solutions across 7,940 km of railroad tracks in Brazil (Center-Atlantic Railroad and North-South Railroad), eight inland terminals with a total storage capacity of 795,000 metric tons, three maritime terminals, and port operations. Vale holds a 37.6% stake in VLI and it is party to a shareholders’ agreement with FI-FGTS, Mitsui and Brookfield, which hold the remaining equity interests in VLI. VLI’s main assets are as follows: o Center-Atlantic Railroad. The center-east network within the Brazilian railroad system, held under a 30-year renewable concession, which will expire in 2026. The center-east network possesses 7,220 km of track across the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro and Goiás, as well as the Federal District; o North-South Railroad. A 30-year renewable sub-concession for the commercial operation of a 720-km stretch of the North-South Railroad in Brazil, between Açailandia, in the state of Maranhão, and Porto Nacional, in the state of Tocantins. This railroad is connected to EFC, creating a new corridor to transport general cargo, above all to export soybeans, rice and corn grown in Brazil’s center-north region. oThe right to use Vale’s railroad capacity on EFVM and EFC for general cargo; and o The right to use the capacity of Vale’s Tubarão and Praia Mole terminals for general cargo. In 2017, VLI transported a total of 38.184 billion net ton kilometers of general cargo, including 25.800 billion net ton kilometers on the Center-Atlantic Railroad and North-South Railroad, and 12.384 billion net ton kilometers through operational agreements with Vale. MRS Logística S.A. (“MRS”). The MRS railroad is 1,643 km long and it connects the states of Rio de Janeiro, São Paulo and Minas Gerais. In 2017, the MRS railroad carried 320,200 metric tons of iron ore and 148,200 metric tons of other cargo per day, on average. Africa  Vale is completing the ramp-up of the Nacala Corridor, which connects Moatize Coal Mine to Nacala-à-Velha Maritime Terminal in Nacala, Mozambique, crossing the Republic of Malawi. The

Nacala Corridor consists of railroad and port infrastructure, including greenfield stretches and rehabilitated stretches of existing railroad track in Mozambique and Malawi, as well as a new coal port terminal in Mozambique. The corridor will allow Moatize Coal Mine to expand and it will support Vale’s operations in Southern Africa. In Mozambique, Vale is operating under two concession agreements, one related to the new railroad in Mozambique, and the other related to the recently built coal port, both held by a Vale subsidiary called Corredor Logístico Integrado de Nacala S.A. (“CLN”). The concessions will both expire in 2042, and they may be renewed. Vale has also rehabilitated existing railroad track under the concession held by its subsidiary Corredor de Desenvolvimento do Norte S.A. (“CDN”), which will expire in 2035. In Malawi, Vale is operating under a concession held by subsidiary Vale Logistics Limited (“VLL”), which will expire in 2046, subject to renewal. The Company is also rehabilitating existing railroad tracks under a concession held by subsidiary Central East African Railway Company Limited ("CEAR"), which was extended in 2013 for another 30 years, counting from the start of railroad services under VLL’s greenfield railroad concession. In March 2017, Vale completed a transaction with Mitsui and transferred 50% of its stake in the Nacala Logistics Corridor, including organizations that hold railroad and port concessions in Mozambique and Malawi. In November 2017, CLN’s companies obtained a project loan worth US$2.730 billion in total. The transaction was completed in March 2018. Vale received US$2.6 billion of funds, to pay back certain shareholder loans to construct NLC, net of certain commissions paid by CLN. The project loan will be amortized in 14 years using financial resources obtained from CLN’s charges to transport coal and general cargo. 4.1.2 Ports and maritime terminals  Brazil Vale operates a port and maritime terminals, principally as a means to complete the delivery of its iron ore and pellets to bulk carriers serving the seaborne market. For more information, see item 1.1 “Iron ore and pellets” in this section of the Reference Form. Vale also uses its port and terminals to handle clients’ cargo. Tubarão and Praia Mole ports. The Port of Tubarão, which covers an area of around 18 square kilometers, is located in the state of Espírito Santo. It contains an iron ore maritime terminal and general cargo terminals (Liquid Bulk Cargo Terminal and Miscellaneous Goods Terminal). The Port of Praia Mole is also located in the state of Espírito Santo. o The iron ore maritime terminal has two piers. Vale mainly exports iron ore produced in its Southeast System from this terminal at the Port of Tubarão. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT, on the southern side, and the other of up to 210,000 DWT, on the northern side. Pier II can accommodate one ship of up to 405,000 DWT at a time, limited to a water depth of 23 meters. Pier I has two ship loaders, which can each load up to 13,500 metric tons per hour. Pier II has two ship loaders, which can work alternately. Each one can continuously load up to 16,000 metric tons per hour. In 2017, Vale shipped 102.2 million metric tons of iron ore and pellets from this terminal. The iron ore maritime terminal has a storage yard with a capacity of 3.41 million metric tons. o The Miscellaneous Goods Terminal handled 7.0 million metric tons of grains and fertilizers in 2017. VLI has the right to purchase handling capacity at the terminal. oThe Liquid Bulk Cargo Terminal handled 526,000 metric tons of fuel in 2017. VLI has the right to purchase handling capacity at the terminal.

oPraia Mole Terminal is principally a coal terminal. In 2017, it handled 13.2 million metric tons of coal and other associated cargo. VLI has the right to purchase handling capacity at the terminal. Ponta da Madeira Maritime Terminal. Vale’s Ponta da Madeira Maritime Terminal is located in the Brazilian state of Maranhão. Pier I can accommodate ships of up to 420,000 DWT and its maximum loading rate is 16,000 metric tons per hour. Pier III, which has two berths and three ship loaders, can accommodate vessels of up to 210,000 DWT at its south berth and 180,000 DWT at its north berth (or two 180,000-DWT ships simultaneously), subject to tide conditions. Each ship loader has a maximum loading rate of 8,000 metric tons per hour. Pier IV’s south berth is able to accommodate vessels of up to 420,000 DWT. It has two ship loaders, which work alternately, with a maximum loading rate of 16,000 metric tons per hour. Pier IV’s north berth can accommodate ships of up to 420,000 DWT. It has two ship loaders, which work alternately, with a maximum loading rate of 16,000 metric tons per hour. In 2017, Brazil’s National Waterway Transport Regulatory Agency (ANTAQ) gave Vale definitive authorization to operate Pier IV’s north berth, including permission for international maritime traffic. Cargo shipped through Ponta da Madeira Maritime Terminal consists of the iron ore and manganese produced by Vale’s North System. In 2017, 169.5 million metric tons of iron ore were handled by the terminal. Ponta da Madeira Maritime Terminal has a storage yard with a static capacity of 6.6 million metric tons, which will be expanded to 10.7 million metric tons. VLI currently handles and stores fertilizers, grains, pig iron and manganese ore, which are then shipped out from the Port of Itaqui. Itaguaí Maritime Terminal – Sepetiba Bay Port Company (“CPBS”). From this terminal, Vale mostly exports iron ore produced in its South System. CPBS is a wholly owned subsidiary that operates Itaguaí Maritime Terminal at the Port of Itaguaí, in Sepetiba, in the state of Rio de Janeiro, leased by the Rio de Janeiro Docks Company (CDRJ). Itaguaí Maritime Terminal has a single pier, which can load vessels with a draft of up to 17.8 meters and up to 200,000 DWT in capacity. In 2017, the terminal loaded 19.1 million metric tons of iron ore. Guaíba Island Maritime Terminal. From this terminal, Vale also mostly exports iron ore produced in its South System. Vale operates a maritime terminal on Guaíba Island, in Sepetiba Bay, in the state of Rio de Janeiro. The iron ore terminal has a pier with two berths, which can accommodate ships of up to 350,000 DWT. In 2017, the terminal loaded 43.5 million metric tons of iron ore. VLI also operates Inácio Barbosa Maritime Terminal (TMIB), which belongs to Petrobras, in the state of Sergipe; Santos Maritime Terminal (TIPLAM), in the state of São Paulo, owned jointly by VLI and Vale Fertilizantes; and Pier II at the Port of Itaqui. The latter facility can accommodate ships of up to 155,000 DWT, and its maximum hourly loading rate is 4,500 metric tons of pig iron and 3,000 metric tons of grains.  Argentina and Uruguay Until October 2017, Vale Logística Argentina S.A. (“VLA”) hired third parties to operate two terminals, located at the Port of Rosário, in the province of Santa Fé, and at the Port of San Nicolas, in the province of Buenos Aires, as well as a transshipment facility in the province of Santa Fé. Vale handled 960,000 metric tons of iron ore and manganese through these facilities in 2017, which came from Corumbá, in Brazil, via the Paraguay and Paraná rivers, for shipment to Brazilian, Asian and European markets. To reduce its port costs and improve its efficiency, Vale decided to transfer its Argentinean port and maritime terminal operations to Uruguay in 2017. VLA terminated its contracts with third parties to operate the Port of San Nicolas and the Port of Rosário in June and September 2017, respectively, and the company is no longer operating.

Since October 2017, Vale Logística Uruguay S.A. (“VLU”) has hired a third party to operate the Corporación Navios port terminal in the Nueva Palmira free economic zone in Uruguay. This port terminal provides facilities to unload, store, weigh and load bulk materials from Corumbá in Brazil, which are transferred from barges onto ocean-going ships headed for Brazilian, Asian and European markets. Vale handled 740,000 metric tons of iron ore and manganese through the Corporación Navios port terminal in 2017.  Canada Vale Newfoundland and Labrador Limited operates a port as part of its mining operation in Voisey’s Bay, Labrador, and a port as part of its processing operation in Long Harbour, Newfoundland. The port in Voisey’s Bay is used for shipping nickel and copper, as well as resupply. The port in Long Harbour is used to receive nickel concentrate from Voisey’s Bay along with goods and materials required for the Long Harbour operation. Oman  Vale Oman Distribution Center LLC operates a distribution center in Liwa, in the Sultanate of Oman. The maritime terminal has a large deep-water jetty and a 600-meter-long platform, connected to the shore by means of a 700-meter-long trestle. It is integrated with a storage yard that is capable of handling 40 Mtpa of iron ore and iron ore pellets per year. This port’s nominal loading capacity is 10,000 metric tons per hour and its nominal unloading capacity is 9,000 metric tons per hour.  Indonesia PTVI owns and operates two ports in Indonesia to support its nickel mining activities.  Balantang Special Port is located in Balantang Village, South Sulawesi. It has two types of piers, with a total capacity of 10,000 DWT, two slips for barges of up to 4,000 DWT each for dry bulk cargo, and a general cargo wharf for vessels of up to 2,000 DWT.  Tanjung Mangkasa Special Port is located in Lampia Village, South Sulawesi. It features mooring buoys that can accommodate vessels of up to 20,000 DWT, and a terminal that can accommodate fuel tankers of up to 5,000 DWT, adding up to capacity of 25,000 DWT.  New Caledonia Vale owns and operates a port in Prony Bay, in the South Province of New Caledonia. This port has three terminals, including a passenger ferry terminal able to berth two ships up to 50 meters long, a dry bulk wharf where vessels of up to 55,000 DWT can unload at a rate of 8,000 metric tons per day, and a general cargo wharf where vessels up to 200 meters long can berth. The general cargo wharf can handle containers at a rate of seven per hour and liquid fuels (LPG, residual fuel oil and diesel) at a rate of 350 cubic meters per hour, as well as break-bulk cargo. The port’s container yard, covering an area of approximately 13,000 square meters, can receive up to 1,000 units. A bulk goods storage yard is linked to the port via a conveyor. It can store 94,000 metric tons of limestone, 95,000 metric tons of sulfur and 60,000 metric tons of coal.  Malaysia Teluk Rubiah Maritime Terminal (“TRMT”) is located in the Malaysian state of Perak. It has a pier with two berths that can unload ships of up to 400,000 DWT and load ships of up to 220,000 DWT. In 2017, the terminal unloaded 22 million metric tons of iron ore and loaded 22 million metric tons of iron ore. 4.1.3 Shipping

Maritime shipping of iron ore and pellets In 2017, Vale shipped approximately 211 million metric tons of iron ore and pellets through transactions in which it was responsible for shipping (on a CFR or CIF basis), corresponding to 61% of its total iron ore sales. Vale transported a large amount of its iron ore products from Brazil to Asia through long-term charter contracts with the owners of 400,000-DWT very large ore carriers. These vessels consume less fuel and produce less greenhouse gas emissions by carrying an increased amount of cargo in a single trip, offering lower shipping costs. In 2017, approximately 48 million metric tons of iron ore products were transported by these vessels under long-term charter contracts. Vale also owns four Capesize ships with capacities ranging from 150,000 to 200,000 DWT. Vale has changed its strategy in relation to maritime shipping. In the past, the Company owned and operated a low-cost fleet of vessels to transport its cargo from Brazil to its markets, especially in Asia. The Company is now focusing on securing long-term shipping capacity and protecting itself against volatility in shipping rates through long-term charter contracts, without incurringthe costs related to building and owning the vessels. Since 2014, Vale has sold 19 of its 400,000-DWT very large ore carriers, for an aggregate sum of US$1.940 billion. In 2017, it sold four of these huge ore carriers. Paraná-Paraguay waterway system Vale transports iron ore and manganese along the Paraná-Paraguay waterway system, through its subsidiary Transbarge Navigación and other chartered barge operators. The barges are unloaded at local clients’ terminals or at a chartered terminal in Uruguay, where Vale loads the ore onto ocean-going ships. In 2017, Vale transported 2.5 million metric tons of iron ore through the waterway system, including 800,000 metric tons through its local clients’ terminals, 960,000 metric tons through two ports in Argentina, and 740,000 metric tons through a port in Uruguay. Tugboats Vale manages its own fleet of 16 tugboats. The Company directly operates nine tugboats at the ports of Vitória and Mangaratiba, in the states of Espírito Santo and Rio de Janeiro, respectively. Vale has a 50% stake in a consortium that operates five tugboats at the Port of São Luís, in the Brazilian state of Maranhão. One other tugboat is chartered and operated by a third party, under its responsibility, at other ports in Brazil. Vale also owns two tugboats in New Caledonia. 4.1.4 Power Vale manages its power generation portfolio based on the current and projected electricity needs of its operations, with the goal of reducing costs and minimizing the risk of power shortages.  Brazil The effective management and supply of power in Brazil is a priority for Vale, given the uncertainties associated with changes in the regulatory environment and the risk of rising electricity prices. In 2017, Vale’s installed capacity in Brazil was 1.4 GW, involving directly and indirectly owned power plants. The Company uses the electricity produced by these plants to meet its internal consumption needs. At the moment, Vale has direct stakes in three hydroelectric power plants and four small hydroelectric power plants in operation. The Candonga hydroelectric power plant, which has been suspended since November 2015 as a result of the failure of Samarco’s dam, is located in Brazil’s Southeast region. The Machadinho plant is located in the South region, while the Estreito plant is located in the North region. The small hydroelectric power plants, called Ituerê, Mello, Glória and Nova Maurício, are all located in the Southeast region. Through its 55% stake in Aliança Geração de Energia S.A. (“Aliança Geração”), Vale also holds indirect interests in the Igarapava, Porto Estrela, Funil, Candoga, Aimorés, Capim Branco I and

Capim Branco II hydroelectric power plants, also located in the Southeast region. In addition, the Company has an indirect stake in the Santo Inácio wind farm in the state of Ceará, which started up in December 2017. Some of the power generated by these assets is supplied to Vale’s operations through power purchase contracts with Aliança Geração. Through its subsidiary Aliança Norte Energia Participações S.A., Vale also has an indirect stake of 4.59% in Norte Energia S.A. (“Norte Energia”), the company established to develop and operate the Belo Monte hydroelectric plant in the state of Pará, which started up April 2016. Vale’s interest in the Belo Monte project gives it the right to purchase 9% of the electricity generated by the plant, in accordance with a long-term power purchase contract with Norte Energia. Through its subsidiary Biopalma da Amazônia S.A. (“Biopalma”), Vale also produces palm oil in the state of Pará, with the objective of making biodiesel in future through an industrial plant to be built by Biopalma. This biodiesel, blended with regular diesel to produce B20 diesel (20% biodiesel), may be used to power the fleet of mining trucks, heavy machinery and locomotives in Vale’s North System operations.  Canada In 2017, Vale’s wholly owned hydroelectric power plants in Sudbury generated 21% of the electricity requirements of its operations there. These power plants consist of five separate generation stations with an installed capacity of 55 MW. The plants’ output is limited by water availability, as well as constraints established in a water management plan imposed by the provincial government of Ontario. In 2017, average power demand was 173 MW for all surface mines and plants in the Sudbury area. In 2017, diesel generation met 100% of the electricity requirements of Vale’s Voisey’s Bay operations. The Company’s has six diesel generators on site, with capacity ranging from 12 MW to 14 MW, to meet seasonal demands.  Indonesia Power accounts for a significant share of the total cost of processing lateritic nickel ores in PTVI’s operations in Indonesia. A large portion of PTVI’s electric furnace power requirements is supplied at low cost by its three hydroelectric power plants on the Larona River: (i) the Larona plant, which has an average generating capacity of 165 MW, (ii) the Balambano plant, which has an average capacity of 110 MW, and (iii) the Karebbe plant, which has an average capacity of 90 MW. These plants help reduce production costs by substituting diesel used to generate power with hydroelectric power, cut carbon dioxide emissions by replacing non-renewable power generation, and enable Vale to increase its nickel production capacity in Indonesia. 5. Other investments A list of Vale’s main investments is shown below:  Pelletizing plants. Vale owns 25% stakes in two iron ore pelletizing plants in China: Zhuhai YPM and Anyang. The remaining stake in Zhuhai YPM belongs to Zhuhai Yueyufeng Iron and Steel Co. Ltd. and Halswell Enterprises Limited, while the remaining stake in Anyang is owned by Anyang Iron & Steel Co., Ltd. Coal operation. Vale has a 25% stake in a coal operation in Longyu, in the Chinese  province of Henan. Longyu produces metallurgical and thermal coal, as well as other related products. The other owners are Yongmei Group Co., Ltd. (formerly Yongcheng Coal & Electricity (Group) Co. Ltd.), Shanghai Baosteel International Economic & Trading Co., Ltd. and other minority shareholders.  Nickel refinery. Vale has an indirect stake of 25% in Korea Nickel Corporation, which operates a nickel refinery in South Korea. The other owners are Korea Zinc Co., Ltd., Posteel Co., Ltd., Young Poong Co., Ltd., Pohang Technology College and various individual investors. Korea Nickel Corporation produces finished nickel for the stainless steel industry using intermediate products from Vale’s operations in Matsuzaka and New Caledonia. Steel producers. Vale owns a 50.0% stake in California Steel Industries, Inc. (“CSI”), a producer of flat-rolled steel and pipes located in California. The remaining stake belongs to JFE Steel. CSI’s annual production capacity is approximately 2.8 million metric tons of flat and pipe products. Vale owns a 50% stake in Pecém Steel Company (“CSP”), an integrated steel slab plant in the Brazilian state of Ceará, in partnership with Dongkuk Steel Mill Co. (“Dongkuk”) and Posco, two of South Korea’s biggest steelmakers. CSP’s annual production capacity is 3.0 million metric tons. Bauxite. Vale owns a 40% interest in Mineração Rio do Norte S.A. (“MRN”), a bauxite  mining company located in Brazil. e. Main inputs and raw materials: i. Description of relationships with suppliers, including whether they are subject to oversight or regulation, indicating government bodies and applicable legislation Vale is committed to building a sustainable business model and contributing to a more just, environmentally balanced and economically prosperous society. In relation to its suppliers, Vale follows a strategy of maintaining long-term relationships, in order to promote win-win partnerships, through continuous development and innovation and the supply of high-quality goods and services at compatible costs. In order to achieve continuous improvement and contribute to progress in the production chain, Vale’s supplier relationship management encompasses the following stages: (i) Certification and registration of suppliers, based on their values. This includes verification by Vale’s Business Security area, identification of suppliers on blacklists, signing of the Suppliers’ Code of Ethics and Conduct, and the identification and analysis of supply risks (environmental, institutional, labor, pension, financial, health, safety, and ethical); (ii) Compliance with the requirements of the Global Anti-Corruption Program, which includes three main controls over suppliers: evaluation of each supplier’s risk level; due diligence by third parties in order to mitigate reputational risks arising from the potential involvement of commercial partners in events that violate human rights or anti-corruption laws applicable to Vale, such as the Foreign Corrupt Practices Act (FCPA), UK Bribery Act and Brazilian anti-corruption law (Federal Law 12,846 of August 1, 2013); and inclusion of a clause aligned with risk level in each supplier’s contract; (iii) Monitoring of the financial health of Vale’s main suppliers of materials , equipment and services; (iv) Periodic performance evaluation to ensure compliance with applicable requirements, defined at the procurement stage, and adherence to expectations regarding the contract. The Supplier Performance Index (IDF) program is a formal program that monitors and measures five different criteria (technical quality, environmental impacts, health and safety, respect for employees, and continuous improvement) in order to maintain transparency and sustainable relationships with Vale’s suppliers; (v) Supplier training development and support; and (vi) Encouragement and prospecting of new suppliers.

In accordance with the United Nations’ Universal Declaration of Human Rights, Vale respects and promotes human rights in its activities, throughout its production chain and in the regions where it is present. Thus, Vale seeks to establish commercial relationships with suppliers that share its principles and values, and that respect human rights. Vale’s principles and values are communicated to its suppliers through its Suppliers’ Code of Ethical Conduct, a document that is signed by all companies registered with Vale. This code can be consulted on the Company’s website (www.vale.com). Supplier certification at Vale involves consulting blacklists divulged by the Registry of Ineligible Private Nonprofit Organizations (CEPIM) and the Labor Ministry, which records individuals and organizations that have been caught submitting workers to slave-like conditions, as well as the National Registry of Ineligible and Suspended Companies (CEIS), which lists companies declared ineligible and suspended by the federal government. Other public blacklists may be consulted in specific cases. During the certification process, all suppliers are subjected to an analysis of their records. The guidelines and criteria adopted by Vale to evaluate its suppliers also include environmental legal requirements applicable to suppliers whose operational processes involve the use of natural resources or are considered potentially polluting or able to cause environmental degradation. In addition to these legal aspects, Vale considers its internal environmental management criteria and the principles of its Sustainable Development Policy. Regarding companies that receive waste generated in Vale’s production processes , all of them are audited by the Company’s Environment and Sustainable Development Departm ent, to approve them initially and to revalidate them periodically. Furthermore, Vale’s Procurement Department encourages its suppliers to adopt practices to measure their gas emissions, and this is a standard practice in contract negotiations. The main environmental laws considered in the process of hiring suppliers are as follows: a) Environmental licensing - Federal Law 6,938 of 1981 – National Environment Policy - National Environment Council (CONAMA) Resolution 237 of 1997 - Complementary Law 140 of 2011 - National Environment Council (CONAMA) Resolution 01 of 1986 - Federal Law 10,165 of 2000 - Federal Law 12,651 of 2012 - Brazilian Environmental Protection Agency (IBAMA) Regulatory Instructions 96 of 2006 and 97 of 2006 b) Pesticides - Federal Law 7,802 of 1999 - Federal Decree 4,047 of 2002 - Law 6,360 of 1976 – National Health Surveillance Agency (ANVISA) c) Transportation of hazardous products - Decree 96,044 of 1988 - National Land Transport Regulatory Agency (ANTT) Resolution 420 of 2002 d) Radioactive materials - National Nuclear Energy Council (CNEN) Resolution NE 2.01 - National Nuclear Energy Council (CNEN) Resolution NE 5.02 e) Explosive materials - Federal Decree 3,665 of 2000

f) Controlled chemical products - Justice Ministry Ordinance 1274 of 2003 ii. Possible dependence on few suppliers The main inputs acquired by Vale in 2017 were liquid, gas and solid fuels, conveyor belts, mill balls, and mining and railroad equipment parts, explosives, components and tires. In addition, the main services provided were maritime freight, electric energy, real state renting, maintenance and repair of facilities and earthmoving equipment maintenance and repair. In 2017, the main categories of equipment acquired by Vale’s Procurement area were railcars rail systems and equipment, and lifting equipment. Vale’s biggest suppliers of this equipment are AMSTED-MAXION, THYSSENKRUPP RANDON and CAVAN, which together accounted for 1.7% of the Procurement area’s total purchases in the period. Fuel consumption is very intense, especially in iron ore operations and transportation. The main supplier of this input is Petrobras Distribuidora, which accounted for approximately 71% of Vale’s fuel purchases in 2017. During this period, 61% of the electricity consumed by Vale was self-generated in Brazil. The rest of the power consumed was supplied through market electricity purchases. The main suppliers were large Brazilian power market players. The 10 biggest suppliers of inputs, equipment and services accounted for 22% of total purchases by the Procurement area as of December 31, 2017. iii. Possible price volatility Vale has some contracts whose prices are linked to market indexes (parametric formulas), and which are therefore subject to this volatility. Prices may also vary in relation to past prices, depending on supply versus demand in the market at the time of procurement. For more information related to possible price volatility for Vale’s products, see item 4.2 of this Reference Form.

7.4 - Customers responsible for more than 10% of total net revenue In 2017, no customer accounted for more than 10% of Vale's net revenue.

7.5 - Relevant effects of the state regulation on the Company's activities a. Need for governmental authorizations for the exercise of activities and history of relationship with the public administration to obtain such authorizations Vale is subject to numerous government regulations in all jurisdictions in which it operates worldwide. Hereinafter, we indicate a summary of the regulations that have the most significant impact on Vale's operations. Mining Rights Mining and mineral processing are subject to extensive regulation. In order to carry out these activities, Vale is obliged to obtain and maintain certain governmental and private licenses, which may include concessions, licenses, requirements, leases, locations or permits (all of which are referred to below as "Concessions"). The legal and regulatory regimes applicable to the mining industry and government concessions differ between jurisdictions, often in a significant way. In many jurisdictions, including Brazil, mineral resources belong to the State and can only be extracted through a government grant (see "Mining Activities Regulation"). In other jurisdictions, such as Ontario, Canada, an important part of Vale's mining operations is performed in accordance with Vale's mining rights (private licenses). Government agencies are generally in charge of provide mining concessions and monitor the fulfillment of mining laws and regulations. The table below provides a summary of the main concessions and other similar rights of Vale for current operations. It does not include information regarding the fertilizer business (discontinued operations). A pproximate covered area (in hectares) Expiration date Local Mining T itle Brazil Mining concessions (including requirements for news concessions) 597,249 Undetermined C anada (1) Mining concessions (terminology v ariates between prov inces) 219,139 2018-2037 Indonesia(2) C ontract of work 118,117 2025 A ustralia Mining Leases 4,559 2041 New C aledonia (3) Mining C oncessions 21,077 2022-2051 Mozambique (4) Mining C oncessions 23,780 2032 (1) The maturity date of the leases in Sudbury is subject to the current renewal requests, which were filed in 2016 and 2017. The approv al process for these requests is in progress, with all necessary conditions for obtaining them fullfiled. This process usually tak es a few y ears but Vale is allowed to continue operating while the process is on going. (2) Entitled to two extensions of 10 y ears subject to the approv al of the Indonesia gov ernment. (3) VNC requested a renewal of some concessions that would exp ire before 2018. Vale is allowed to continue operating while the process is on going. (4) Entitled to extensions of 25 y ears, subject to the approv al of the Mozambique gov ernment. In addition to the concessions listed above, Vale has exploitation license s and requirements covering 3.8 million hectares in Brazil and 1.3 million hectares in other countries. There are several recent proposals or changes in the mineral legislation and regulations in the jurisdictions where we operate, which may significantly affect the Company.  Brazil. In 2017, new mining law and regulations were approved changing royalties (CFEM – Compensação Financeira pela Exploração de Recursos Minerais) and its tax base, applicable to serveral mineral products, and creating a Mining Agency (Agência Nacional de Mineração – ANM) to regulate the mining sector, collect the royalties and impose sanctions for the lack of payment, among other atributions. New Caledonia. In 2014, local authorities in New Caledonia created a protected marsh that covers 27% of the total area leased by VNC that may affect potential mining activities. It is not expected that these restrictions impact published reserves .  Environmental regulations We are also subject also to environmental regulations that apply to the specific types of mining and processing activities we conduct. We are required to obtain approvals, licenses, permits or authorizations from governmental authorities to operate. In most jurisdictions, the deve lopment of new facilities requires us to submit environmental and social impacts statements for approval and often to make investments to mitigate the mapped environmental and social impacts. We must operate our facilities in compliance with the terms of the approvals, licenses, permits or authorizations. We are taking several steps to improve the efficiency of the licensing process, including stronger integration of our environmental and project development teams, funding research into new and alternative technologies to reduce environmental and social impacts, use and continuous improvement of a Best Practices Guide for Environmental Licensing and the Environment, the deployment of highly-skilled specialist teams, closer interaction with environmental regulators and the creation of an executive committee to expedite internal decisions regarding licensing. Environmental regulations affecting our operations relate, among other matters, to emissions into the air, soil and water; recycling and waste management; protection and preservation of forests, coastlines, cavities, heritage sites, watersheds and other features of the ecosystem; water use; financial provisions and closure plans needed since the mining license; climate change and decommissioning and reclamation. Environmental legislation is becoming stricter worldwide, which could lead to greater costs for environmental compliance. In particular, the company expects increased focus from governments to initiatives related to decreasing greenhouse gasses emissions, especially following the Paris Agreement in late 2016. There are several examples of environmental regulation and compliance initiatives that could affect our operations. For instance, under applicable Brazilian regulations for the protection of caves, we are required to conduct extensive technical studies and negotiate compensatory measures with Brazilian environmental regulators in order to continue to operate in certain sites. In certain of our iron ore mining operations or projects, we may be r equired to limit or modify our mining plans or to incur additional costs to preserve caves or to compensate for the impact on them, with potential consequences for production volumes, costs or reserves in our iron ore business. Also, a Brazilian regulation for the protection of indigenous people, which was enacted in 2011 and revised in 2015, requires us to conduct specific studies of impact and sponsor mitigation programs in connection with operations and projects close to indigenous people’s lands. Also, in 2017, the federal government created new rules for the payment of environmental compensation for activities subjected to environmental assessment. Legislation on Environmental Infringements The environmental regulations that affect Vale's operations are related, among other issues: (a) to emissions into air, soil and water; (b) recycling and tailings handling; (c) protection and preservation of forests, coasts, natural subterranean cavities, heritage sites, river basins and other ecosystem characteristics; (d) use of water; (e) financial provisions and closure plans required since the mining license; (f) decommissioning and recovery of the impacted area; (g) climate change. The company expects increased focus from governments to initiatives related to decreasing greenhouse gasses emissions, as a result of climate changes concerns, especialy following the Paris Agreement in the end of 2016.

Besides that, in 2017 the Brazilian Federal Government created new rules for environmental compensation for activities subject to environmental evaluation. Federal Decree No. 6,514/2008 regulated the Law on Environmental Crimes (Federal Law No. 9,605/98), providing for infractions and administrative sanctions against the environment, such as those against the protection of fauna, flora, pollution, urban planning and cultural heritage, environmental management, conservation units, among others. Federal Decree No. 6,514/08 also establishes penalties for noncompliance with the legislation, which may vary from warning, embargo to work, stoppage of activities and fine penalty (which may vary from R $ 5,000.00 to R $ 50,000.00). Legislation on protected areas The norms for protection of legaly protected areas include conservation units, as well as areas of permanent preservation, areas of restricted use, legal reserve, native vegetation, among other forms of protection. The conservation units are classified in two separate groups: Whole Protection and Sustainable Use. Some of the company activities occur in Sustainable use areas, where economic activities are allowed with sustainable practices defined by public agencies, as is the case of Carajas National Forest in the state of Pará and the Belo Horizonte Environmental Protection Area, in the state of Minas Gerais, where Vale has been operating for decades. Vale has under its responsibility the protection of 19 Private Reserves for Natural Heritage (RPPN), with circa 100 km2 in Minas Gerais and currently there are other proposals from the company being evaluated by the responsible environmental agency. Vale also contributes with the creation and maintenance of Whole Protection Conservation Unities, of public ownership, originated from environmental licensing processes. Until 2017 the company followed more than 100 processes for environmental compensation as per the Federal Law 9,985/2000, with around US$ 100 million invested. The Federal Law 12,651/2012 and other federal, state and county laws re gulate the other protected areas, with highlight to the law 11,471/2006, known as Atlantic Forest Law, and the law 9,985/2000, that created the National System for Conservation Unities (SNUC). Vale is in partnership with ICMBio to support the manangement of protected areas, as with the Biologic Reserve of Sooretama that, being continuous to Vale Natural Reserve, form the most important conservation forestal area in Espirito Santo state. This partnership includes the support to oversight, research, fighting hunting and illegal extraction, preservation and fire fighting, besides environmental education. The Federal Law 12,651/12 created the Environmental Rural Registry (“CadastroAmbiental Rural”, “CAR”), an electronic public registry with national scope, mandatory for all rural real states, aiming to controlling, monitoring, environmental and economic planning and fighting deforestation. The CAR has been advancing in large scale through the country and Vale has 90% of its properties registered in CAR in the Brazilian states, with 880 km2 destined to legal reserve. Besides complying with legal requirements, Vale protects, recover and invest in other areas, with more than 13 km2 of conservation areas to comply with compensatory measures related to suppression of native vegetation, including Atlantic Forest; protection of more than 5 km2 through donation to the state of area to preservation of archeological heritage and investments of around US$ 5 million; payment of more than US$ 24 million as compensatory mea sure for suppression of native vegetation in the project areas in Pará; protection of 170 cavities and more than 200 km2 to create the National Park. Waste Management and Contaminated Areas Activities of solid waste management are regulated by the National Solid Waste Policy, established by Federal Law No. 12,305/10. This law requires the responsibility of all parties involved in the management of waste, with focus on the responsibility of the generator of the waste, for example, in the allocation environmentally appropriate of waste generated. As operational areas must present to the environmental agency their annual assessment of waste, considering the quantities generated and its destination, keeping the documentation for possible future supervisioning. Specific waste types have designated rules for management due to its characteristics, such as: - Supression wood, that have a dedicated system for tracking and generation and destination control; Radioactive waste, regulated and managed by CNEN; Explosive waste, regulated and managed by the Brazilian Army; Some chemical waste controlled by Federal Policy; Bioharzard waste regulated and controlled by ANVISA. - - - - All areas identified as contaminated need to be investigated and if the risk analysis demonstrates need for intervention, it should be the subject of remediation until the risks are controlled. The areas identified as contaminated must be reported to the proper environmental agencies that will monitor the remediation initiatives. Failure to fulfill responsibilities may lead to administrative and criminal sanctions and indemnities in the civil sphere. The owner of a contaminated property is obliged to repair any environmental damages or negative impacts that exist in the area, regardless of the causes of contamination, which can entail significant expenses (this obligation is linked to the property, not to the user). It should be noted that liability for an environmental damage is not subject to limitation, that is, it does not expire with the lapse of time. Cavities The underground natural cavities represent fragile ecosystems that make up the national speleological heritage. The intervention in underground natural cavities is regulated by Federal Decree No. 6,640/2008 and CONAMA Resolution 347, which provides for the form of intervention in these areas, according to the degree of cavity relevance and their respective areas of influence. The interference in cavities imposes the need to carry out extensive technical studies, with the methodology for classification of relevancy of the cavities defined by the Environmental Ministry (MMA), and is the subject of technical discussions with the involved agencies. The compensatory measures are also themes of negotiations aiming to sustain operations in certain sites. The occurrence of natural underground cavities may be decisive in the planning and implementation of new mining projects, in order to limit or modify the exploitation plans, as well as to generate additional costs related to cavity preservation or compensatory measures arising from cavity impacts. In some of our sites and iron ore projects, we were obliged to limit or modify our mining plans or incur in additional costs to preserve the cavities, or compensate for the impact on them, with potential consequences to the production volumes, costs or reserves in the iron ore business. In 2017 the MMA Normative Instruction 2/2017 regarding the methodology to classify the relevance of natural cavities was revisited, becoming more objective and clear and increasing the possibility of compensating for the cavities that could be subject to irreversible impacts. Archaeological sites and areas of historical and cultural interest The Federal Constitution establishes that the government and civil society are responsible for the protection of cultural heritage. In areas with potential occurrence of archaeological sites and areas of historical and cultural interest, the Company shall obtain the authorization of the National Historical and Artistic Heritage Institute ("IPHAN") and of the Estate Institute for Historical and Arstistic Heritage of Minas Gerais (“IEPHA”) in the planning phase of the project. The unauthorized intervention in cultural, historical and archaeological areas is considered an administrative infraction subject to the application of penalties.

The actions adopted by Vale, pertinent to the disclosure and safeguarding of Cultural Heritage, take place in all stages of the project and not only in the planning phase. On the date of this Reference Form, Vale has more than 21 historical archaeological sites and more than 10 pre-historical archaeological sites inside Vale properties, several of these sites tumbled and coexisting with the Company's operations. Also present in our operations buildings of historical interest or effectively protected, as the Belo Horizonte Central Rail Station, the rail stations od Ouro Preto and Mariana and the building of the Minas Gerais Vale Memorial, in the Praça da Liberdade, Belo Horizonte. Vale is responsible for its protection, maintenance and guarantee of enjoyment by the communities. Water resources According to the National Water Resources Policy 9,433/1997, the Company is subject to the granting by the Public Authority of the rights to use the following water resources: (1) derivation or capture of a portion of the water existing in a water body for final consumption, including public supply, or production process input; (2) extraction of underground aquifer water for final consumption or production process input; (3) discharge into the body of sewage and other treated or untreated liquid or gaseous effluents for the purpose of dilution, transportation or final disposal; (4) use of hydroelectric potential and (5) other uses that alter the regime, quantity or quality of water in a body of water. The Company complies with its quantitative and qualitative monitoring of water resources and effluents, which includes its legal obligations (conditioning of licenses, authorization, permits, etc.). Carbon Emissions and Climate Change The physical effects of climate change can affect the technical specifications of the Company's projects, use of equipment and supplies, provision of services, etc., with the potential to generate impact on schedule and operating costs. A possible governmental adoption of a carbon pricing policy, either through a fee (or tax) on emissions of greenhouse gases and/or through the creation of a carbon market, and consequently imposing a limit on emissions of the Company, may require additional investments to reduce emissions. In particular, regulatory measures aimed at taxation of carbon emissions in international shipping may raise trans-ocean freight costs for the Company. At the limit, depending on the technical and economic feasibility, carbon pricing can influence changes in the Company's energy matrix and in the technology of existing and future processes. The Company has the Global Policy on Mitigation and Adaptation to Climate Change that defines the corporate guidelines for addressing the issue throughout the company and controlled group. As described in one of the pillars of this Policy, the Company has an initiative to engage the supply chain on climate change. In 2017, Vale joined the Task Force on Climate-related Financial Disclosures (TCFD), with the goal to work internally on disclosing the proper information on the risks of climate change to investors and stakeholders in general. Indian people It was enacted in 2011 and revised in 2015 a Brazilian regulation for the protection of indigenous peoples, which requires Vale to carry out specific impact studies and sponsor mitigation programs in connection with operations and projects near indigenous lands.

Also according to Interministerial Ordinance 60/2015, the participation of the National Indian Foundation (FUNAI) in the environmental licensing of projects will occur whenever such projects are located in indigenous lands, or present elements that may cause direct socioenvironmental impacts on indigenous lands, (such as mining or railroads located up to 10 kilometers away from the Indigenous Land in the Legal Amazon). Vale conducts processes of prior, free and informed consultation with the Awa, Guajajara, Kaapor, Gavião and Kayapo peoples due to the licensing processes of the Carajás Railroad - EFC. Vale is in the process of implementing the Basic Environmental Plan with the Awa, Guajajara, Kaapor, Kayapo, Tupiniquim and Guarani peoples. Dams In May 2016, the state of Minas Gerais issued a decree ordering an immediate assessment of the stability conditions of upstream dams and suspending new licensing procedures for the construction or lifting of upstream dams until the state environmental authority defined new rules and procedures. Vale carried out extraordinary audits on the stability conditions of its upstream dams and no anomalies were identified. Vale has filed r eports with local government authorities in September 2016. In March 2017, the state of Minas Gerais disclosed the decree no 47.158, which determined that dams already altered by the upstream method, but had their stability conditions verified by audit, could be altered by other constructive methods. In May 2017, Ministerial Order No. 70.389 was issued by the National Department of Mineral Production (DNPM), which revoked DNPM Ordinances No. 416/12 and No. 526/13, and brought several new obligations to mining companies. The main changes relate to Regular Safety Inspections of dams (auditing), to the criteria for execution of the Periodic Safety Review of dams, Internal Training for Emergency Action Plans, Alert Systems and Dam Monitoring System. The Integrated Mining Dams Security Management System (SIGBM) was also created, with the objective of registering the dams by the entrepreneur and continuously updating their data. For further information, please refer to item 7.9 of this Reference Form. Environmental liability Environmental liability can occur in three diverse and independent spheres: (i) civil; (ii) administrative and, (iii) criminal. Civil liability: The entrepreneur, regardless of the existence of guilt, shall indemnify or repair damages caused to the environment and to third parties affected by their activities. Environmental legislation stipulates joint liability among polluters (Federal Law 6,938/81), which implies the possibility of holding all parties involved in an event that causes damages to the environment.  Administrative liability: The administrative liability arises from an action or omission that results in the violation of any norm of preservation of the environment (Federal Decree nº 6,514 / 08). Sanctions against an administrative infraction may include warning, fine, product disruption, suspension of sale and manufacture of the product, seizure of work or activity, demolition of work, among other rights restrictions.   Criminal liability: In the criminal sphere, Federal Law no. 9,605 / 98 (Environmental Crimes Law) is subject to its effects any person, physical or juridical who practices conduct that is harmful to the environment. The Law also provides for the possibility of disregarding the legal personality that causes the environmental infraction in certain cases. The sanctions applicable to legal entities may be (i) partial or total suspension of the activity; (ii) temporary interdiction of establishment, work or activity; and, (iii) prohibition of contracting with the Power Authority, as well as to obtain subsidies, grants or donations.

Other Considerations on Environmental Legislation Environmental legislation is becoming more stringent around the world, which can lead to higher costs for compliance with environmental laws. In particular, the Company expects more attention from several governments on issues associated with the reduction of greenhouse gas emissions as a result of concerns about climate change, especially after the entry into force of the Paris Agreement at the end of 2016. There are several examples of environmental regulation and compliance initiatives that may affect the Company's operations: Canada. In Canada, stricter water effluent standards are being proposed by the government, and a cap on greenhouse gas emissions and trade regulation are being enacted in Ontario and proposed in Manitoba and Newfoundland and Labrador, which could affect Company. In Canada, Vale is making significant investments to ensure compliance with air emissions regulations, which include, among other things, sulfur dioxide, greenhouse gas emissions, particulates and metals.  Indonesia. Under the Indonesian Government Regulation of 2014 on waste B3, PTVI slag is classified as hazardous waste, and PTVI submitted a formal request to the regulatory body for approval.  China. An amendment to the environmental protection law was approved in April 2014, imposing tougher obligations on pollution prevention and control of companies and providing more severe penalties. This change could negatively affect exports of coal from Mozambique’s Vale to China.  New Caledonia. A law approved in the Southern New Caledonia Province in February 2014 has imposed stricter limits on emissions of nitrogen oxide, sulfur oxide and particulates from large power plants, which will affect the power station that supplies electricity to the VNC. This is expected to result in an increase in the price of energy paid by VNC.  Royalties and other taxes on mining activities In many jurisdictions, Vale is required to pay royalties or taxes on its incomes or profits from extractions and sales of the minerals. These payments constitute an important element of the economic performance of the mining operation. The following royalties and taxes apply in some of the jurisdictions in which Vale has its largest operations: Brazil. Vale pays a royalty known as Financial Compensation for the Exploration of Mineral Resources (CFEM) on net sales, and is calculated based on revenues from the sale, net of taxes, of extracted mineral products, less insurance and transportation costs. A law approved in 2017 amended CFEM's tax base, as follows: (i) for domestic sales, CFEM's tax base is sales revenue, net of taxes and sales taxes; (ii) for exports, CFEM's calculation basis is the amount equivalent to the transfer price in federal income tax legislation; and (iii) for the internal consumption of minerals of a company, the calculation basis of the CFEM is the value equivalent to the current price of the ore in the domestic market in the international markets or a reference value to be determined by ANM. As of November 2017, the new CFEM rates are: 3.5% for iron ore, 2% for copper, nickel, fertilizers and other materials, 3% for bauxite, potassium and manganese ore; and 1.5% for gold.  Brazillian states. Several Brazilian states charge taxes on mineral production (Taxa de Fiscalização de Recursos Naturais – TFRM), with rates ranging from R$ 0.50 to R$ 3.364 per metric ton of minerals produced or transferred from the state.  Canada. The Canadian provinces where Vale operates charge a profit tax on mining operations. Profit from mining operations is generally determined by reference to gross revenue from sales of mine output and deducting some costs, such as mining and processing costs and investment in processing assets. Statutory mining rates are 10% in Ontario, with graded aliquots of up to 17% in Manitoba and a combined 16% royalty and mining rate in Newfoundland and Labrador. The mining tax paid is deductible for company income tax purposes.  Mozambique. In accordance with a mining contract signed in June 2007 with the Government of the Republic of Mozambique, a royalty known as the Mining Production Tax (IPM) is required on sales of extracted coal, net of insurance and transportation incurred prior to the sale. Currently, the tax rate on coal mining activity in Mozambique is 3%.  Indonesia. Vale's subsidiary PTVI pays 2% mining royalties on its nickel matte revenues when LME nickel prices are below US$ 21,000 per metric ton and 3% on its nickel matte LME nickel prices are equal to or greater than US$ 21,000 per metric ton. Regulation of other activities In addition to mining and environmental regulation, Vale is subject to comprehensive regulatory regimes for some of its activities, such as rail transportation, port operations and power generation. It is also subject to legislation regarding employee health and safety, security and support to communities close to mines and other issues. The descriptions below are related to some of the other regulatory regimes applicable to your operations:  Regulation of the Brazilian railways and ports. Vale's Brazilian rail business operates under concession contracts with the Brazilian Federal Government, and its railway concessions are subject to regulation and supervision by the Ministry of Transport, Ports and Civil Aviation and the National Land Transport Agency (ANTT). The EFC and EFVM concessions expire in 2027 and may be renewed at the discretion of the Brazilian Federal Government. VLI also obtained a sub-concession contract for commercial operation of a 720-kilometer segment of the FNS railroad in Brazil, which expires in 2037, while the FCA and MRS concessions expire in 2026. The prices of rail transport can be negotiated directl y with the users of these services, subject to the maximum tariff limits approved by ANTT for each of the concessionaires and each of the different products transported. ANTT regulations also oblige concessionaires to grant railroad rights use (trackage rights) to other railroad operators, to make investments in the railway network, and to meet certain productivity and safety requirements, among other obligations. In 2015, Vale and other railroad concessionaires in Brazil began discussions with ANTT about the possibility of early renewal of railway concession contracts. If an early renewal of the concession is agreed, Vale may agree on additional performance indicators, new investment obligations and service standards.  Regulation of Brazillian Ports. Port operations in Brazil are subject to regulation and supervision by the National Aquatic Transportation Agency (ANTAQ), the federal agency that oversees maritime transport and ports, and by the Ministries of Transportation, Ports and Civil Aviation, through the National Ports, whose purpose is to formulate policies and guidelines. In 2014, Vale entered into adhesion contracts by which the National Ports authorizes the operation and operation of private terminals. These agreements will be in force until 2039, with the exception of the lease of CPBS, which will expire in 2026.  Brazilian regulation of mining dams. In May 2017, DNPM (predecessor of ANM) created new obligations (Ministerial Order DNPM nº 70.389/2017) for companies that operate mining dams in Brazil, mainly:  Audit: Companies that operate mining dams must conduct two annual audits (March and September) for each dam that falls within the National Dams Security Policy (PNSB), with the issuance of the respective Stability Condition Statement (DCE), and the September audit must be carried out by an external consultant. Specifically, in the State of Minas Gerais, these audits have their periodicity defined according to the class of the dam (DN

COPAM 87/2005), being annual for Class III dams, every 2 years for Class II dams and every 3 years for Class dams I, being that they must be independent and issued a Technical Security Audit Report (September). Periodic Dam Safety Review (RPSB): The RPBS shall submit a report containing the detailed and adequate inspection of the dam, the reassessment of existing projects, the performance of new stability analyzes as w ell as their category of risk and damage potential, associated with the updating of hydrological studies, reassessment of operating procedures, maintenance, instrumentation and monitoring tests, reassessment of PAEBM (when applicable), and issuance of a Stability Condition Statement (DCE). Companies operating mining dams classified as Associated Potential Damage (DPA) should complete these studies by June 2018, while studies of average DPA mining dams should be completed by December 2018 and those of mining dams Low DPA should be completed by June 2019.  Emergency Action Plan Training: Companies operating high DPA mining dams should conduct internal training at most every six months and maintain records of activities.  Monitoring: For mining dams with high DPA, these must maintain video-monitoring 24 hours a day of their structure. For the mining dams classified with high DPA, and still existence of downstream population with score 10 and technical characteristics with construction method containing score 10, the entrepreneur is required to maintain monitoring with full-time follow-up adequate to the complexity of the structure, being of responsible for defining the technology, instruments and monitoring processes. The deadline for implementation of these systems is June 2019.   Regulation of chemical products. Some of Vale's products are subject to regulations applicable to the marketing, distribution and use of chemical substances present in its composition. For example, the European Commission has adopted the European Chemicals Policy, known as REACH - Registration, Evaluation and Authorization of Chemicals (REACH). According to REACH, European manufacturers and importers are required to register substances before entering the European market and in some cases may be subject to an authorization procedure. A company that does not comply with REACH regulations may receive fines and penalties. Vale is in compliance with the requirements of the REACH regulations. In addition, South Korea is currently implementing a REACH-like regulation, and the Company expects further expansion of regulations such as REACH in other Asian countries. Regulation of international shipping. Vale is subject to the health, safety and  environmental regulations issued by the International Maritime Organization ("IMO"). IMO standards are based not only on international shipping categories but also on types of cargoes transported, including special rules for iron ore, coal, nickel and copper. IMO is currently debating new measures to improve the energy efficiency of international shipping, including the development of a global data collection system, which will ultimately enable market-based measures to curb greenhouse gas emissions. These measures to curb greenhouse gas emissions can increase our freight cost in the future. In 2016, the IMO also approved a regulation setting limits for the emission of sulfur oxides, which will come into force in 2020. Such regulation may increase the cost of freight due to the need to use low sulfur fuels or additional air pollutant control equipment. In addition, the International Convention for the Control and Management of Ships' Ballast Water and Sediments will enter into force in September 2017 for new ships (the ones with quail laying after the specified date). For existing ships, the convention will enter into force in stages to begin in September 2019, and after that date, each vessel will have a specific deadline to adjust, and the global fleet must be in full compliance by September 2024. Under this convention, all ships during their international voyages are required to manage their ballast water and sediment in accordance with defined requirements, which may also result in increases in freight costs and port operation. b. environmental policy of the Company and costs incurred to comply with environmental regulations and, if applicable, other environmental practices, including adherence to international environmental protection standards One of the pilars of Vale’s governance structure is based on sustainability with the main goal of becoming a reference in the mining sector creating value to the surrounding communities. In order to materialize this goal, Vale develops and implements policies and guideline s associated with its activities, products and services which are periodically evaluated and reviewed, whenever necessary. In relation to sustainability, Vale has a global policy considering environmental aspects and social actions aligned with the ISO rules, the Global Climate Change Policy, and the Human Rights Policy. The Company is also a signatory of the Human Rights and Business Matrix of the United Nations Human Rights Council which lists the 10 principles of human rights. Such policies, along with specific plans and programs for each unit, provide the guidance needed to achieve your sustainability goals and your business decisions in the short, medium and long term. The Integrated Management of Health and Safety and Environment System, known as SGI, aims to identify and treat risks to workers, the environment and communities through the implementation of control, monitoring, conservation, protection and recovery measures, aimed to ensure the minimization of risks and impacts to workers and the ecosystems where it operates. The SGI is defined through the Sustainability Policy, the Sustainability Standard (NFN0009) and its Manual is based on the international guidelines of ISO 14001 and OHSAS 18001. Vale's Sustainability Standard defines its structure through 12 (twelve) Requirements and the SGI Manual describes in detail the content of the requirements and their management. In order to evaluate the effectiveness of the SGI, Vale periodically submits its operations to internal and external audits. Below are Vale's unities with certification ISO 14001 and OHSAS 18001: Mining hub/Unit ISO 14001 OHSA S 18001 Mariana mining hub: A legria X Mariana mining hub: Fazendão X Mariana mining hub: Fábrica Nov a X Mariana mining hub: Timbopebas X Itabira mining hub: C auê X Itabira mining hub: C onceição X Minas C entrais mining hub: Brucutu X Minas C entrais mining hub: Á gua Limpa X MC R - Urucum X MC R - Á rea 4 (currently Santa C ruz) X MC R - Porto Gregócio C urvo X Mina do A zul X Ferro C arajás X Vargem Grande mining hub: C apitão do Mato X Vargem Grande mining hub: A bóboras X Vargem Grande mining hub: TFA – Terminal Ferrov iário de A ndaime X

In the last 3 years, approximately US$ 1.6 billion have been invested in environmental management actions, such actions being aimed at compliance with regulations or other environmental practices. In mining, the most significant atmospheric emissions are of particulate matter from diffuse sources (fugitive emissions), such as vehicular traffic on unpaved roads, exposed areas subject to wind dragging, handling of ore and bulk materials and rail transport. The particulate matter from these diffuse sources is monitored at points defined in conjunction with environmental agencies and that seek to represent the area of the operational unit and surrounding communities. Vale acts strongly to reduce these diffuse emissions by adopting control measures such as the improvement of sprinkler systems, testing of dust suppressor products, conveying of conveyor belts and transfer houses, windfences, revegetation of slopes and improvement of management processes. Emissions from fixed sources allow a more consistent monitoring since these facilities have chimneys and allow to implement specific control actions, such as filters and electrostatic precipitators integrated by online systems that aim to guarantee the control of the legal requirements and performance standards of the Vale. Another relevant aspect of the Integrated Management System is the subject of water resources, a fundamental input for operations. The optimization of its use and the control and treatment of the generated effluents are present in the routine of the managers by means of the implementation of the monitoring plans, the analysis of the indicators, the establishment of goals and also the search for the development of new technologies. Vargem Grande mining hub: Mina Tamanduá X Vargem Grande mining hub: Vargem Grande X Mina de Fábrica X Paraopabas mining hub: Mina de Pico X Paraopeba mining hub: C órrego do Feijão X Paraopeba mining hub: Mutuca X Paraopeba mining hub: Mar A zul X Paraopeba mining hub: C apão Xav ier X Paraopeba mining hub: Term. Ferrov . O lhos D’A gua X O mã X Tubarão X Tubarão Port X Tubarão Tugboats X Vitória to Minas railroad - O ficina Tubarão X Sossego X X O nça Puma X X Salobo X X A C TO N REFINERY X X C LYDA C H REFINERY X X INNM DA LIA N (C HINA) X X TNC MA TSUZAKA (JA PAN) X

The guidelines for asset demobilization and mine closure include corporate practices and procedures, implemented throughout the life cycle of the enterprise. Such procedures include the composition of the asset demobilization provision, in line with the Brazilian Securities Commission (CVM) and the Securities Exchange Commission (SEC) guidelines (IAS 37 and Sarbanes-Oxley Act). The definition of the future use of each unit is established in the Mine Closure Plan, considering environmental, social and economic aspects, according to specific operational procedure, observing that the Sustainability Report reflects the percentage of adherence to these guidelines. With regard to geotechnical risks, tailings dams are highly relevant within the Geotechnical risks Integrated Management System. They are frequently inspected and monitored by qualified and dedicated teams and are subject to external safety audits (diagnostics), periodic safety reviews, risk (prognostic) reviews, and evaluations by a Panel of International Experts. All these processes support the performance analysis of the structure, which involves assessments of the physical stability and hydraulic safety of the dam. In March 2018, External Audit was carrie d out in compliance with Administrative Rule (Portaria) 70.389 of 2017, and all audited structures had their condition of stability guaranteed, with the issuance of Stability Condition Statements (DCEs) by the auditors. The dams are managed based on operating, maintenance, inspection and monitoring procedures designed to meet legal requirements and all national and international dam safety practices. Among the international standards used as a benchmark are the guidelines of the International Committee of Large Dams (ICOLD) and the Mining Association of Canada (MAC). It should be noted that, in 2017, Vale joined ICMM, an important international entity that advocates good practices in the world's mineral industry. Vale's environmental performance also involves the recovery of degraded areas ("RAD"), a set of interventions whose purpose is to restore the altered sites to a condition of physical, chemical, biological and socioeconomic stability. It applies both to areas that have been affected by the company's typical activities (opening access roads, mine operations, industrial and administrative facilities, etc.) and in places where environmental conditions have been altered by other economic activities (agriculture, livestock, etc.), as a form of environmental compensation (areas acquired for this purpose, Conservation Units) and/or environmental regularization of properties occupied by the Company (Legal Reserves, Permanent Preservation Areas). The recovery can be carried out in different environmental compartments (water, soil, vegetation cover), in an individualized or integrated way, in accordance with the specific characteristics of the sites to be recovered and with the intended future uses. Therefore, RAD may involve manual, mechanized or combined procedures with varying degrees of intensity, lead times, and costs. Vale operates in several regions, including areas of high cultural value and high relevance to biodiversity. In all stages of its ventures, Vale develops actions to mitigate, monitor and compensate for negative impacts and to potentiate positive impacts in the localities where it operates. In addition, it develops and supports actions that encourage research and conservation of biodiversity and the sustainable use of natural resources. Among these, Vale maintains its own protected natural areas and, in partnership with government agencies, supports the maintenance of several conservation units contributing to the conservation of threatened species and biomes, as well as promoting engagement with communities, scientific insights and other relevant actors. In order to build a positive legacy, Vale offers support to indigenous communities in the fields of education, health, infrastructure development and technical assistance, in order to improve the quality of life and self-sufficiency of these communities. Vale's Sustainability Policy provides guiding principles for relationships with indigenous peoples and traditional communities, following international standards. To implement its actions, the company has a multidisciplinary and indigenist team. In addition, it works with reference entities such as the National Indian Foundation (Funai), the Special Secretariat of Indigenous Health (Sesai) and the Palmares Cultural Foundation (focusing on quilombola populations) in Brazil, putting in practice the positioning of the International Council on Mining and Metals (ICMM) on mining and indigenous peoples. Vale maintains an active relationship with 20 traditional communities and 27 indigenous peoples, and has 21 agreements signed with these populations, including the mandatory impact mitigation programs established by the legislation of each country. There are 18 traditional communities in Brazil and two in Malaysia and Peru; and 14 indigenous peoples in Brazil and 13 abroad (Canada, Indonesia and New Caledonia). For further details on the above information, see the Company's Sustainability Report, available for viewing on the website indicated in item 7.8 (d) of this Reference Form. c. dependence on patents, trademarks, licenses, concessions, franchises, royalties agreements relevant to the development of activities . Vale operates mines, railways, ports, maritime terminals and hydroelectric power plants, in general, through concessions granted by federal and state governments in several countries. Thereby, Vale depends on the concession of operating licenses of such assets for the development of Vale's activities. For more information on Vale's licenses and concessions, see item 9.1 b of this Reference Form. In addition, Vale's portfolio of intangible assets, as a whole, generates added value for the operating units in different aspects, either because of its commercial bias, which involves technology transfer, open innovation and economic exploitation, or as a unique competitiveness tool, as it creates technological barriers to competitors, or even as an instrument to increase productivity and/or reduce personal and environmental risks, such as patents related to health and safety of employees in strategic areas. Among the intangible assets, Vale considers its records for the "VALE" brand to be the most relevant to Vale's activities, which together with the other assets bring legal and indirect technical and financial benefits to Vale's activities on several fronts of production.

7.6 - Relevant revenues from abroad The following are the Company's significant revenues from abroad in the last three fiscal years: 2015% 2016% 2017 % million North A merica USA C anada 6,501,000 8.33 7,553,000 7.98 7,399,000 6.82 3.85 2.96 2,804,000 3,697,000 3.59 4.74 3,475,000 4,078,000 3.67 4.31 4,183,000 3,216,000 South A merica Brazil O thers A sia C hina Japan South Korea Taiwan O thers Europe Germany France United Kingdom Italy O thers Other countries Net Revenue 7,809,000 10.00 8,343,000 8.82 13,210,000 11,091,000 2,119,000 12.17 10.22 1.95 6,560,000 1,249,000 44,733,000 30,812,000 6,498,000 8.40 1.60 57.31 39.47 8.32 7,103,000 1,240,000 58,027,000 43,778,000 6,019,000 7.51 1.31 61.32 46.26 6.36 64,129,000 44,847,000 7,836,000 4,482,000 59.09 41.32 7.22 4.13 2,633,000 3.37 3,041,000 3.21 2,231,000 4,733,000 2.06 4.36 2,064,000 2,726,000 15,104,000 4,746,000 1,086,000 2.64 3.49 19.35 6.08 1.39 2,147,000 3,042,000 16,042,000 4,772,000 1,471,000 2.27 3.21 16.95 5.04 1.55 17,570,000 4,414,000 1,761,000 1,106,000 16.19 4.07 1.62 1.02 1,285,000 1.65 1,123,000 1.19 1,673,000 8,616,000 1.54 7.94 1,531,000 6,456,000 1.96 8.27 1,589,000 7,087,000 1.68 7.49 3,910,000 5.01 4,668,000 4.93 6,224,000 5.73 78,057,000 100.00 94,633,000 100.00 108,532,000 100.00 Fiscal year ending on December 31 R$

7.7 - Effects of foreign regulation on activities For information on the effects of foreign regulation on Vale’s activities, see item 7.5 of this Reference Form.

7.8 - Socio-environmental policies: (a) if the issuer discloses social and environmental information: 1. Do you publish a sustainability report or similar document? The Company discloses a Sustainability Report. Vale is committed to sustainability, as we will not be able to grow without taking into account the physical limits of our planet or the well -being of communities in which we operate. Since 2013, Vale has incorporated environmental and social actions directly into its strategic planning, moving away from a stand-alone investment model. It practices sustainable mining by dedicating resources to education and researching the application of technologies to use natural resources efficiently. It actively supports an open dialogue with our main stakeholders (governments, communities, customers, suppliers, employees and others), because we recognize that only by acting together we can achieve sustainable growth and contribute to social welfare. Vale follows standards for social action and principles on busi ness and human rights, which are based on the guidelines of the United Nations Human Rights Council. Vale is also committed to reducing greenhouse gas emissions. In the search for continuous improvement in its operations, Vale has a broad variable compensation program that impacts its own employees and is a way of rewarding them for their contribution to the company's results. The size of sustainability is shown in this program, along with economic and operational indicators. The Key Performance Indicator for sustainability is composed of indicators of environmental issues, energy consumption and critical social issues. There is also the Health and Safety target, mainly composed of the development of the implementation of the Integrated Management System (IMS) and the development in the profile of safety, health and environmental risks. The subject of the Environment represents 40% of the weight of the Sustainability rating, while Energy and Social account for 30% each. The indicators are negotiated and defined according to the scope of the operations, then grouped together to form the rating of the company's senior management. The Company, with the support of its Board of Directors, reaffirms its commitment to the United Nations Global Compact in its Sustainability Report and reports progress in implementing its principles. In line with the guidelines and outlook of the 2030 Agenda and the respective Sustainable Development Goals (SDG), Vale has set sustainability targets for the coming years. Regarding the environment, the Carbon topic continues with its multi-year goal of a 5% reduction in direct greenhouse gas emissions in 2020, in addition to the definition of a new post-2020 challenge. In 2018, Vale will continue to work towards the definition of a ne w goal of water resource utilization, which consists of a global reduction of its new water catchment by 2030. To revive degraded areas (RAD), a target was set for 2018, which involves the recovery of approximately 2,000 hectares. In addition to the long-term environmental goals, targets were set for the construction of a positive legacy in the communities and the social permit to operate. Programs to increase the income of the communities, strengthen basic education and access to health, health and safety of units and human rights issues are among the company's focus for strengthening social capital. The Company was recognized once again by CDP's Climate Change Program as one of the leading companies in Brazil, remaining among the highest scores regarding the quality and transparency of information disclosed. The company also kept the Gold seal of the Brazilian GHG Protocol Program for its corporate inventory of GHG emissions. In line with sustainability practices, Vale continues to implement measures aimed at reducing the accident rates. In Brazil, in 2017, the LWCFR (rate of work-related accidents with leave), as measured by the number of work-related accidents with leave per million man-hours worked, was 0.55. The TRIFR (personnel accident rate), in terms of number of work-related accidents per million man-hours worked, was 2.00.

2. Do you have a socio-environmental responsibility policy? The focus on creating shared value led Vale to define four pillars as the focus of our activities. Firstly, the Improvement of Performance, which translated into more integration among teams, investment in technology, and especially the price realization and rigorous allocation of capital. The second pillar is related to Vale maintaining a Clear Strategy focused on building a solid balance. The third pillar, Governance Evolution, had its highlight with Vale’ entry in Novo Mercado, on December 22, 2017. Today, Vale is part of a select group of companies with the highest standards of governance, higher than required by legislation and those practiced in the market. In the fourth pillar, Vale reaffirmed its intention to become a benchmark in sustainability, consolidating its License to Operate: the legitimacy of Vale's actions by society, especially local communities. The Company establishes global policies, such as the Sustainability Policy, the Human Rights Policy and the Policy on Mitigation and Adaptation to Climate Change. As such, the Company has (i) a Sustainability Policy, revised in 2016, in order to include improvements in health, safety, environmental and community management, as well as (ii) a Social Performance Guide, and guidelines for the Code of Ethical Conduct, Anti-Corruption, Human Rights and Sustainability Policies, which seeks to build a relationship of respect and trust with the communities in the territories where Vale operates, according to priorities and particularities of each territory and with the objective of leaving a positive social, economic and environmental legacy, considering the current public policies and the local social actions of the sectors: public, private and civil society. Also, to guide its social investment, Vale has specific guidelines detailed in the Vale Management of Social and Environmental Expenditure procedure, annexed to the Guide to Social Performance. In addition, social investment also observes the Company's Cultural Policy regarding the socio-cultural field. In order to increase the effectiveness of the Social Action process, as well as measure the results of its actions and continue the process of establishing guidelines for its social actions, in 2017, Vale defined normative procedures with technical guidelines for management demands and plans for social relationships and investment, and also to assess how critical the communities are. (b) the methodology followed in preparing this information: The methodology used to prepare the Sustainability Report is the Global Reporting Initiative ("GRI"). The GRI guidelines are an international benchmark for all stakeholders in the disclosure of information on the way organizations are managed, their environmental, social and economic performance and impacts in these areas. GRI offers principles, content and an implementation manual so that different organizations, regardless of their size, sector or location, can produce sustainability reports. The Vale 2017 Sustainability Report was prepared as a Standard GRI disclosure, Comprehensive option. (c) has this information been audited or reviewed by an independent entity: The Sustainability Report is audited annually by an independent audit firm. The 2017 Sustainability Report was audited by SGS ICS Certificadora Ltda. (SGS). (d) the page on the World Wide Web where you can find this information: The Company's Sustainability Report is available at www.vale.com/rs2017.

The Company's Sustainability Policy is available at: http://www.vale.com/pt/suppliers/code_conduct/documents/pol-0019-g%20-%20pol%20sustentabilidade_rev%2000_port.pdf The Company's Human Rights Policy is available at: http://www.vale.com/pt/suppliers/code_conduct/documents/pol%C3%ADtica%20de%20direito s%20humanos.pdf The Company's Policy on Mitigation and Adaptation to Climate Change is available at:http://www.vale.com/pt/suppliers/code_conduct/documents/pol%C3%ADtica%20de%20mit %20e%20adapta%C3%A7%C3%A3o%20%C3%A0s%20mc.pdf

7.9 – Other relevant information Business Strategy Vale’s mission is to transform natural resources into prosperity and sustainable development. With this in mind, the Company has the following commitments:    Sustainability; Increase margins in its iron ore business; Preserve the optionality of its nickel business and increase the output of its copper assets; Leverage its coal business’ mine and logistics; Reduce its level of net debt to US$10 billion; and Enhance its corporate governance.    Vale’s main business strategies are described below. Commitment to sustainability Vale is striving to become a leader in sustainability, through a new approach underpinned by systematic planning and execution, prioritizing risk and impact management (aiming for zero harm for employees and surrounding communities) and establishing a positive social, economic and environmental legacy in the locations where it operates. The following list of measures illustrates Vale’s commitment to sustainability: Since 2013, the Company has directly incorporated environmental and social initiatives into its strategic planning. In 2017, the Company joined the International Council on Mining and Metals (ICMM), the world’s foremost mining sector trade association, reaffirming its commitment to sustainable development. Also in 2017, the Company rejoined the Task Force on Climate-related Financial Disclosures (TCFD). The objective of TCFD is to create a set of recommendations to improve the quality of voluntary disclosure of climate-related information. The Company is working to reduce water use in its activities, investing in technologies and initiatives to control total water extraction, and above all boosting water reuse. In 2017, the Company extracted 276.3 million liters of water and used 179.5 million liters in its operations (including discontinued operations). The remainder was allocated to third parties. Of the total volume of water used in 2017, 83% was reused (148.9 billion liters).   The Company is striving to improve the health and safety of its workers. The recordable injury frequency rate in 2017 was 2.0 per million hours worked, up slightly from 1.89 in 2016, but 24% lower than the average rate in the previous five years.  The Company follows social action rules in line with international guidelines, including commercial and human rights principles based on the United Nations Human Rights Council’s Guiding Principles on Business and Human Rights.  In July 2016, together with Samarco and BHPB, the Renova Foundation was established to develop and implement long-term remediation and compensation programs, in order to provide support for the recovery of areas and communities affected by the failure of Samarco’s tailings dam. Increase the Company’s margins in its iron ore business The Company is working hard to increase its margins in its iron ore business, achieving better price realization based on adjustments to its product portfolio in accordance with market demand and supply chain optimization. The Company is focusing its line of products to capture sector trends, improving quality and productivity, controlling costs, strengthening its railroad, port and shipping logistics infrastructure and distribution centers, and strengthening its relations with its clients. Its diversified portfolio of high-quality products, strong technical marketing strategy, efficient logistics and solid, lasting relationships with its main clients will help the Company to achieve this objective. In September 2017, Vale opened its Global Integrated Operations Center at Aguas Claras Mine. This center brings together various functions in the iron ore supply chain to support improvements to mine-to-port planning processes, including optimization of ship distribution and responses to clients’ demands. These improvements in operations and sales planning are expected to lead to better sales price realization and product quality management. Vale will continue to promote Brazilian Blend Fines (BRBF), a product standard with silica (SiO2) content limited to 5%, offering strong performance in all kinds of sintering operations. The Company produces BRBF, a high-quality product resulting from the blending of fines from Carajás, containing a higher level of iron and lower level of silica, with fines from Vale’s South and Southeast systems, which contain lower levels of iron. The product is blended and sold at the Company’s Teluk Rubiah Maritime Terminal in Malaysia and at 12 distribution centers in China. This process cuts the time needed to arrive in Asian markets and strengthens the Company’s local distribution presence by permitting the use of smaller ships. The blending strategy also allows the use of lower-grade iron ore, especially from Vale’s South System, permitting more efficient mining plans and the greater use of dry processing methods , which in turn reduce capital expenses, extend the lifespan of Vale’s mines and reduce water use in operations . Preserve the optionality of the Company’s nickel business and increase the output of its copper assets The Company’s strategy for its nickel business is to preserve its optionality. Vale is the world’s biggest nickel producer, with large-scale, long-lifespan and low-cost operations. It has a substantial base of resources and diversified mining operations, producing nickel from nickel sulfide and laterite sources using advanced technology. It is transitioning to a smaller presence in its nickel business, calibrating investments and production to reflect current market conditions. In the long term, the battery segment poses major growth potential, given that production of electric vehicles continues to attract significant investments, and this may positively affect the nickel price and the Company’s nickel premiums. Vale continues to optimize its operations and review its use of assets, in order to increase its productivity and return on capital. One fundamental aspect of Vale’s strategy for its copper assets in the Carajás region is to improve the efficiency and use of its assets, while evaluating opportunities to extend its Sossego operations and expand its Salobo operations. These copper mines benefit from the infrastructure that serves the Company’s North System. The gold produced at the Sossego and Salobo mines increases these operations’ total value added. Leverage the Company’s coal mine and logistics The Company is increasing its coal production, especially through the ramp-up of a new coal handling and preparation plant (CHPP) at its Moatize operations, and the ramp-up of the Nacala Logistics Corridor (NLC) in Mozambique and Malawi, where it has formed a strategic partnership with Mitsui. As the Company completes the ramp-up of the new CHPP in Moatize and NLC, it expects to see cost reductions, thereby improving the competitiveness of its coal operations. Reduce net debt Vale’s goal is to reduce its debt to US$10 billion by the end of 2018, making use of its cash flow. Enhance corporate governance

Following the conversion of Vale’s class A preferred stocks into common stocks in December 2017, the Company completed its listing on the Novo Mercado segment of the São Paulo Stock Exchange (known as B3, and previously called BM&FBovespa). Novo Mercado is B3’s special listing segment for companies that are committed to the highest standards of corporate governance . Also in 2017, Vale’s shareholders elected two independent members to its Board of Directors. The Company is striving to continue to improve its corporate governance. Optimization of Vale’s base metal operations in Canada Vale is optimizing its nickel operations throughout Canada, as part of a global strategy to prioritize value rather than volume, reduce its atmospheric emissions and comply with local regulations. In 2018, the Company will gradually discontinue its smelting and refining activities in Thompson, where it will focus on producing nickel concentrate. As a result, it will concentrate its refining and smelting activities in Sudbury, where its focus will be on producing copper concentrate, copper matte and refined nickel. In Long Harbour, it will produce nickel rounds, copper cathodes and metallic cobalt. Sudbury, Ontario – In the second half of 2017, Vale converted two of its furnaces in Sudbury to a single furnace. As a result of this change, it expects to increase the ratio of copper concentrate to total copper output from 66% in 2017 to approximately 73% in 2018, maximizing nickel smelting capacity. In addition, the Company ended production of copper anodes and increases its output of copper matte. By the end of 2018, it expects that around 15% of its copper production will be sold in the form of copper matte. It remodeled one of its two furnaces between March and June 2017, and then permanently deactivated the other furnace. The remodeled furnace had its capacity increased, but due to the single -furnace operation, long-term total smelting output will drop approximately 30%.  Thompson, Manitoba – Vale intends to convert its operations in Thompson, Manitoba, from an integrated operation to a mine-plant operation. It permanently deactivated one of the site’s two smelting furnaces in 2017, and it expects to decommission the other furnace in 2018, thereby ending remaining smelting and refining activities to concentrate the operation exclusively on nickel concentrate production. The Company plans to send most of the feed from Thompson to be refined in Sudbury and Long Harbour.  Voisey’s Bay and Long Harbour, Newfoundland and Labrador – In 2017, Vale transported a higher proportion of nickel concentrate from Voisey’s Bay to its Long Harbour processing unit, reducing transfers of concentrates to its operations in Sudbury and Thompson. Since the beginning of 2018, all the nickel concentrate from Voisey’s Bay has been sent to the Long Harbour refinery. Vale’s processing facilities in Long Harbour produce nickel rounds, copper cathodes and cobalt rounds using concentrate from Voisey’s Bay.  Resumption of São Luis and Tubarão I and II pelletizing plant operations In 2018, Vale resumed operations at its Tubarão II pelletizing plant (in January), and at its São Luis and Tubarão I pelletizing plants (in May). Updates related to the failure of Samarco’s tailings dam in Minas Gerais On November 5, 2015, the Fundão tailings dam, owned by Samarco S.A., burst, releasing tailings, flooding several communities and causing environmental damage in the affected areas. Samarco is a joint venture between Vale S.A. and BHP Billiton Brasil Ltda. (“BHPB”), a Brazilian subsidiary of BHP Billiton plc.

Emergency measures Immediately after the dam broke, Samarco, together with the public authorities, provided first aid, food, water, housing, welfare and financial aid to the families and people affected. Samarco’s shareholders were actively involved in supporting Samarco during this period. In addition to these emergency measures, Samarco has been monitoring the affected area, doing emergency work to contain any movements of tailings, reinforcing the structures of its dams and dikes to ensure the region’s safety, and mitigating the environmental and social impacts of the incident. Renova Foundation and restoration process In August 2016, Samarco and its shareholders (Vale and BHPB) created the Renova Foundation, a nonprofit private foundation, to develop and implement (i) socioeconomic recovery and compensation programs and (ii) environmental recovery and compensation programs in the region affected by the dam failure. The socioeconomic recovery and compensation programs conducted by the Renova Foundation include the following measures:      Registration of affected parties and impact assessment; Compensation for affected parties; Resettlement of communities of Bento Rodrigues, Paracatu de Baixo and Gesteira; Protection and restoration of quality of life of affected indigenous communities ; Implementation of social and cultural activities, and psychosocial support for affected people; Creation of permanent channels for communication and interaction with society; Restoration and reconstruction of houses, bridges and other damaged infrastructure; Restoration of schools and reintegration of school communities; Restoration of cultural assets and sport and leisure areas, and preservation of historic and cultural heritage; Development and implementation of programs to support crop farming, livestock farming, aquiculture, fishing and other economic activities in the affected regions; Implementation of a specific program to restore micro and small enterprises; Development of an emergency financial aid program for the affected population.        The environmental recovery and compensation programs conducted by the Renova Foundation include the following measures:   Implementation of tailings retention and treatment systems in impacted rivers; Restoration of vegetation, improvements to impacted ditches and riverbanks, and measures to control erosion; Restoration of permanent preservation areas and springs in the Doce River Basin; Evaluation of impacts on water quality and aquatic biodiversity, followed by measures to restore and conserve aquatic fauna; Construction and maintenance of wildlife screening and rehabilitation centers in Minas Gerais and Espírito Santo; Sewage collection and treatment; Improvements to water supply systems; Implementation of emergency warning and response plans; Development of permanent water and sediment monitoring programs in the Doce River Basin and in the sea near its estuary.        The creation of the Renova Foundation was provided for in the Transaction and Conduct Adjustment Agreement (“TTAC” or “Framework Agreement”) signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the governments of the two states affected by the dam failure (Espírito Santo and Minas Gerais) and other governmental authorities. The Framework

Agreement lasts for 15 years, and it is renewable for successive periods of one year until all the obligations specified in it have been met. The Framework Agreement does not provide any recognition of civil, criminal or administrative liability for the failure of the Fundão dam. In January 2017, Samarco, Vale and BHPB signed two preliminary agreements with the Federal Public Prosecutors’ Office (“MPF”), which among other things, provided for the deployment of experts selected by MPF to analyze and monitor the restoration programs created in accordance with the Framework Agreement. The preliminary agreements provide for a potential review of the restoration programs specified in the Framework Agreement, based on the conclusions of the experts selected by MPF. According to the Framework Agreement, Samarco is responsible for founding the Renova Foundation. Given that Samarco is currently unable to resume its activities, we and BHPB are financing the foundation and supplying funds directly to Samarco in order to preserve its operations and support certain financing obligations of Samarco’s. Samarco’s funding obligations to the Renova Foundation, pursuant to the Framework Agreement, are summarized below:     R$2.0 billion in 2016; R$1.2 billion in 2017; R$1.2 billion in 2018; Between 2019 and 2021, Samarco will make annual contributions of a sufficient amount to complete the projects approved for the respective year , subject to a minimum annual figure of R$800 million and a maximum annual figure of R$1.6 billion; and As of 2022, Samarco will provide the funding necessary to complete the remaining programs approved for each year.  Over the course of 15 years, the Renova Foundation must assign a minimum amount of R$240 million per year to implement compensation programs. This sum is included in the annual payments described above in the first six years. Under the terms of the Framework Agreement, the Renova Foundation must spend R$500 million on sewage collection and treatment and solid waste disposal by the end of 2018. Impact of dam failure on Samarco’s operations Following the dam failure, the governmental authorities ordered the suspension of Samarco’s operations. Samarco’s management is developing a plan to allow the Company to obtain the licenses and permits needed to resume operations and provide a long-term solution for tailings disposal. The feasibility, timeframe and scope of measures needed to resume Samarco’s operations remain uncertain. Apart from the Fundão tailings dam and the Santarém reservoir, which was affected by the overflowing of tailings from the Fundão dam, all Samarco’s other production assets remain intact. Impact of Samarco dam failure on our financial statements For a discussion of the impact of the Samarco tailings dam failure on the Company’s financial statements, see item 10.3 of this Reference Form. Lawsuits For a discussion of lawsuits resulting from the failure of Samarco’s tailings dam, see items 4.3 to 4.7 of this Reference Forum. Law 12,973 On May 13, 2014, lawmakers passed Law 12,973 (implemented through regulations by Regulatory Instructions 1,515 and 1,520), which significantly altered prevailing federal tax legislation, extensively affecting the taxation of Brazilian companies. The subjects addressed by Law 12,973 include the following:  A new mechanism for the taxation in Brazil of profits generated abroad by direct and indirect foreign subsidiaries, on an accrual basis, and for affiliates on a cash basis, recorded in financial statements in accordance with local practices, allowing taxes paid abroad to be deducted, up to a certain limit. If certain conditions specified in the law are met, companies may: (1) consolidate the results (profits and losses) of eligible direct and indirect subsidiaries for tax purposes up to 2022; and (2) make deferred payments for up to eight years of the tax due on the profits of eligible foreign companies . This change resulted in an increase in corporate income tax as of 2015;  Ending of the Transitory Tax Re gim e (“RT T ”) , through the adaptation of prevailing tax rules to Brazil’s new accounting rules. In general, Law 12,973 regulated the tax treatment of revenues, costs, expenses and balance sheet changes recognized by Brazilian companies in line with the new accounting criteria adopted in Brazil, which are the result of the process of convergence between Brazil’s accounting rules and international standards (IFRS);  Alterations to rules for the tax amortization of goodwill related to acquisitions of equity stakes. Among various new rules related to goodwill arising from acquisitions of equity stakes, Law 12,973 determined that only goodwill generated between independent parties will be deductible from the calculation base for corporate income tax (IRPJ) and social contribution on net profits (CSLL). This will no longer be possible for goodwill generated between companies belonging to the same group or share swaps (between the respective issuers). In addition, Law 12,973 established the order in which purchase price allocations will take place in corporate acquisitions and reorganizations.  A new concept of gross revenue for the purpose of incidence of the PIS and COFINS taxes. Law 12,973 also broadened the concept of gross revenue. This may affect the calculation of PIS and COFINS taxes, which are levied on organizations’ gross revenue; Treatment of dividends and inte r e s t on s ha r e holde r s ’ e quity (“JC P”) . Law 12,973  recognized the exemption of profits or dividends distributed up to November 12, 2013, the date Law 12,973 was published, in excess of profits recorded based on the accounting criteria in place in 2007. To calculate the deductible limit for JCP, Law 12,973 authorized use of the value of owners’ equity of the respective Brazilian company, as calculated based on Law 6,404 of 1976. The new rules arising from Law 12,973 came into effect on January 1, 2015.

8. Extraordinary Businesses 8.1 - A cquisition or disposal of any relevant asset that does not classify as normal operation in the business of the issuer Except for the sale of a substantial portion of the Company's fertilizer assets to The Mosaic Company, there were no acquisitions or disposals of any material assets that were not classified as normal operation in the Company's business during the last 3 fiscal years . For more information on the referred to sale, see item 15.7 of this Reference For m.

8.2 - Significant changes to the manner in which the issuer's business is conducted There were no significant changes to the manner in which the Company business was conducted in the last 3 fiscal years .

8.3 - Relevant agreements entered into by the issuer and its subsidiaries not directly related to its operating activities There has been no significant agreements entered into by the Company and/or its subsidiaries with third parties not directly related to their operating activities in the last 3 fiscal years.

8.4 - Other relevant information There is no other relevant information that has not been disclosed in the other items of this Reference Form.

9. Relevant assets 9.1 Relevant non-current assets The main assets of the Company’s non-current assets are described in items 9.1(a), 9.1(b) and 9.1(c) of this Reference Form. With respect to the Company's Property, plant and equipment, the main assets consist of several properties, facilities, equipment and mining rights, as described in item 9.1 (a) of this Reference Form. The following tables show the book value of the Company's Property, plant and equipment as at December 31, 2017, by category and geographic location:

9.1 Relevant non-current assets / 9.1.a - Property, plant and equipment Descr iption of the Pr oper ty, plant and equipment Countr y Located State Located Municipal Located T ype of pr oper ty Integrated sy stem for iron ore production from the Northern Sy stem Brazil DI Various N/A Integrated sy stem for iron ore production from the Southeast Sy stem Brazil DI Various N/A Integrated sy stem for iron ore production from the Southern Sy stem Brazil DI Various N/A Tubarão I Pelletizing Plant Brazil ES Vitória O wn Tubarão II Pelletizing Plant Brazil ES Vitória O wn Tubarão VIII Pelletizing Plant Brazil ES Vitória O wn F actory Pelletizing Plant Brazil MG C ongonhas O wn Vargem Grande Pelletizing Plant Brazil MG Nov a Lima O wn Integrated nick el production sy stem: mine, processing plant, smelter C anada Sudbury N/A Integrated nick el production sy stem: mine, processing plant, smelter C anada Thompson N/A Mine and nick el processing plant C anada Voisey 's Bay N/A Manganese mines Brazil DI Various N/A Iron Mines - v arious C entral W est Sy stem Brazil MS Various N/A O man Pelletizing Plant O man O wn Mine and nick el processing plant New C aledonia Noumea N/A PTVI Nick el Mine Indonesia Sorowak o N/A C ly dach Nick el Refinery W ales C ly dach O wn Sossego Mine Brazil PA Various N/A Salobo Mine Brazil PA Various N/A O nça Puma Mine Brazil PA Various N/A Moatize thermal and metallurgical coal mine Mozambique Various N/A Port C olborne smelter of precious metals C anada O ntario O wn Iron alloy plant Brazil DI Various O wn Platinum Refinery Great Britain A cton O wn Taiwan Nick el Refinery Taiwan Kaoshing O wn Matsuzak a Nick el Refinery Japan Matsuzak a O wn Dalian Nick el Refinery C hina Dalian O wn

9.1 - Relevant non-current assets / 9.1.b - intangible assets, such as patents, trademarks, licenses, concessions, franchises and contracts to transfer technology and domain names in the global computer network Type of asset Description of asset Lifetime Events that may cause the loss of rights Consequence of loss of rights Concessions Mining concessions in Brazil Indefinite Non-compliance with the current and ongoing Mineral Legislation: carrying out predatory mining, disabled mines without the communication and authorization of the competent body, not fulfilling repeated requests for routine inspections. Interruption and/or the cancellation of mining operations in Brazil. Concessions Licenses and mining leases in Canada 2018-2037 Non-payment of mining tax or rental fees, failure to comply with legislation, non-application for renewal, refusal of the application renewal, non-fulfillment of renewal requirements. Interruption and/or cancellation of mining and/or mineral exploration in Canada. Concessions Contract of work in Indonesia 2025 End of the contract period, annulment resulting from an illegality or irregularity found in the procedure or in the act of granting it and in case of bankruptcy or termination of the Concessionaire. Non-compliance with legislation. The Contract of Work for Vale mines in Indonesia expires in 2025. However, according to the new Mining Law, Vale may request at least two 10-year extensions. Interruption and/or the cancellation of mining operations in Indonesia. Concessions Mining lease in Australia 2041 Non-payment of lease/royalties, non-submission of activity report. Non-compliance with legislation. Interruptionand/orcancellationof mining operations in Australia.

 Type of asset Description of asset Lifetime Events that may cause the loss of rights Consequence of loss of rights Concessions Mining concessions in New Caledonia 2022-2051 Non-payment of fees, non-payment of lease/royalties, non-submission of activity report, lack of activity in concessions. Non-compliance with legislation. VNC requested renewal of some concessions scheduled to expire before 2018. Vale may continue to operate while the approval process is in progress. Interruption and/or cancellation of mining operations in New Caledonia, impossibility of amassing mineral resources that allow our mining activities to be expanded outside the VNC project area. Concessions Mining concession in Mozambique 2032 In Mozambique, the hypotheses of losing the mining concession are mainly related to (i) the abandonment of the mine, (ii) the mining activities under health and safety conditions that are incompatible with the requirements of local legislation, (iii) non-payment of mineral production taxes and other taxes due as a result of developing mining activity; and (iv) the bankruptcy of the company. No demarcation of the area, non-payment of specific taxes, non-submission of work reports and not carrying out the work according to the mining plan. The concession is entitled to 25-year extensions, subject to approval by the Government of Mozambique. Interruptionand/orcancellationof mining operations in Mozambique.

 Type of asset Description of asset Lifetime Events that may cause the loss of rights Consequence of loss of rights Concessions Concession to operate EFC cargo and passenger rail transport services 2027 The concession shall be terminated upon completion of one of the following events: end of the contractual period, expropriation, expiry, cancellation, annulment, bankruptcy or termination of the Concessionaire. Additional information in the field "Duration": 2027 (extendable for 30 years) Interruption and/or cancellation of railroad operations, which is part of Vale's Northern System. Concessions Concession to operate EFVM cargo and passenger rail transport services 2027 The concession shall be terminated upon completion of one of the following events: end of the contractual period, expropriation, expiry, cancellation, annulment, bankruptcy or termination of the Concessionaire. Additional information in the field "Duration": 2027 (extendable for 30 years) Interruption and/or cancellation of railroad operations, which is part of Vale's Southeast System. Concessions The Central-Eastern grid concession, belonging to Rede Ferroviária Federal S.A., granted to FCA 2026 The concession shall be terminated upon completion of one of the following events: end of the contractual period, expropriation, expiry, cancellation, annulment, bankruptcy or termination of the Concessionaire. Additional information in the field "Duration": 2026 (extendable for 30 years) Interruptionand/orcancellationof railroad operations.

supply of own electricity generation. (v) annulment arising from an illegality or ofgranting it;and(vi)bankruptcyor Type of asset Description of asset Lifetime Events that may cause the loss of rights Consequence of loss of rights Concessions Sub-concession Contract with the lease of the Ferrovia Norte Sul railway network 2038 The concession shall be terminated upon completion of one of the following events: end of the contractual period, expropriation, expiry, cancellation,annulment,bankruptcyor termination of the Sub-concessionaire. Additional information in the field "Duration": 2038 (extendable for 30 years) Interruptionand/orcancellationof railroad operations. Concessions Concession to use Public Property to generate electricity - Candonga HPP 2035 (i) The end of the final period of the agreement; (ii) expropriation; (iii) expiry; (iv) termination; irregularity found in the procedure or in the act termination of the Concessionaire. Interruption and/or cancellation of the Concessions Concession to use Public Property to generate electricity - Estreito HPP 2037 (i) The end of the final period of the agreement; (ii) expropriation; (iii) expiry; (iv) termination; (v) annulment arising from an illegality or irregularity found in the procedure or in the act of granting it; and (vi) bankruptcy or termination of the Concessionaire. Interruption and/or cancellation of the supply of own electricity generation. Concessions Concession to use Public Property to generate electricity - Machadinho HPP 2032 (i) Return of assets, after the agreement period has ended; (ii) expropriation; (iii) expiry. Interruption and/or cancellation of the supply of own electricity generation. Concessions Concession to use hydroelectric power - PCH (Small Hydro) Nova Maurício 2021 End of the concession period Interruption and/or cancellation of the supply of own electricity generation.

since the owner no longer holds the right also be criminally or civilly sued, for Type of asset Description of asset Lifetime Events that may cause the loss of rights Consequence of loss of rights Concessions Concession to use hydroelectric power - PCH (Small Hydro) Glória 2021 End of the concession period Interruption and/or cancellation of the supply of own electricity generation. Concessions Concession to use hydroelectric power - PCH (Small Hydro) Ituerê Indefinite (no expiration date) Interruption and/or cancellation of the supply of own electricity generation. Concessions Concession to use hydraulic energy - PCH (Small Hydro) Mello 2025 End of the concession period Interruption and/or cancellation of the supply of own electricity generation. Trademarks Registration of the "Vale” Trademark and logo Registration No. 829354905, nominative, class 37 2020 From an administrative perspective (INPI), trademark registrations already granted may be challenged by invalidity proceedings, or may be subject to partial or total lapse of time, if the trademark is not being used in the manner for which registration was granted. Judicially, third parties may ask for the records to be nulled, alleging infringement of their intellectual property rights. Trademark registrations are maintained through periodic payments to INPI. The payment of the fees and the continued use of the trademarks is essential to avoid the termination of the registrations and the consequent transfer of the rights of the holder. Additional information in the field "Duration": 2017 (extendable every 10 years) The loss of trademark rights implies the impossibility of preventing third parties from using identical or similar trademarks to put on competing services or products, to exclusively use them. The holder may improper use in case of violating third party rights, and may result in not being able to use the trademarks in the carry out their activities. It is not possible to quantify the impact of these hypotheses.

 Type of asset Description of asset Lifetime Events that may cause the loss of rights Consequence of loss of rights Licenses/Domain name on the World Wide Web Domain name on the World Wide Web: Vale.com.br 16/09/2018 The loss of rights related to these assets is related to: (i) non-payment of the domain maintenance; (ii) verification, at the time of registration or later, of the use of CNPJ, CPF, company name or false, invalid, incorrect or outdated name; (iii) failure to submit the documents in a timely manner; (iv) by a court order; and (v) by express request of the registrant of the domain. There is no way to quantify the impact, but if the domain name is lost, it may be registered by third parties. Licenses/Domain name on the World Wide Web Domain Name on the World Wide Web: Vale.com 07/10/2020 The loss of rights related to these assets is related to: (i) non-payment of the domain maintenance; (ii) verification, at the time of registration or later, of the use of CNPJ, CPF, company name or false, invalid, incorrect or outdated name; (iii) failure to submit the documents in a timely manner; (iv) by a court order; and (v) by express request of the registrant of the domain. There is no way to quantify the impact, but if the domain name is lost, it may be registered by third parties.

9.1 - Relevant non-current assets / 9.1.c - Investments in companies A ços Laminados do Pará S.A . 10.335.963/0001-08 - Subsidiary Brazil RJ Rio de Janeiro 100.000000 Description of activities Dev elop technical and economic feasibility studies, as well as mark et studies, business plans, and other related studies aimed at the implementation of an integrated steel plant in Marabá ("Project"), Pará, which will be dedicated to steel production, comprising one or more sintering plants, a cok e ov en, blast furnace, steelwork s and caster/finishing machines of the Project, including mark et, engineering and env ironmental assessments, budgets and tax and economic analy zes (the "Project Study "); acquire the property where the Project will be set up and sign the necessary contracts for that acquisition; obtain the licenses required to implement the Project, including, but not limited to , env ironmental licenses; negotiate all commercial contracts needed to implement the Project, including the supply of iron ore/pellets, coal supply contracts, iron alloy s, logistics serv ices contracts, among others. Mark et value - variance (%) A mount of dividends received (Reais) Book value - variance (%) Financial Year Mark et Value Book Value 31/12/2017 31/12/2016 31/12/2015 0.000000 0.000000 0.000000 0.00 0.00 0.00 -71.708430 1.474926 2.108434 Date Value (R$) Date Value (R$) 31/12/2017 - 31/12/2017 97,323,000.00 Reasons for acquiring and maintaining this shareholding Promote the consumption of iron ore in Brazil by inv esting in a steel products company . Host State Host(FederationHost Company NameCNPJCVM CodeT ype of CompanyCountryUnit)MunicipalityIssuer share (%)

9.1 - Relevant non-current assets / 9.1.c - Investments in companies

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Aços Laminados do Pará S.A.	10.335.963/0001-08	-	Subsidiary	Brazil	RJ	Rio de Janeiro	100.000000

Description of activities

Develop technical and economic feasibility studies, as well as market studies, business plans, and other related studies aimed at the implementation of an integrated steel plant in Marabá ("Project"), Pará, which will be dedicated to steel production, comprising one or more sintering plants, a coke oven, blast furnace, steelworks and caster/finishing machines of the Project, including market, engineering and environmental assessments, budgets and tax and economic analyzes (the "Project Study"); acquire the property where the Project will be set up and sign the necessary contracts for that acquisition; obtain the licenses required to implement the Project, including, but not limited to, environmental licenses; negotiate all commercial contracts needed to implement the Project, including the supply of iron ore/pellets, coal supply contracts, iron alloys, logistics services contracts, among others.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)
31/12/2017	-71.708430	0.000000	0.00
31/12/2016	1.474926	0.000000	0.00
31/12/2015	2.108434	0.000000	0.00

Market Value		Book Value	
Date	Value (R$)	Date	Value (R$)
31/12/2017	-	31/12/2017	97,323,000.00

Reasons for acquiring and maintaining this shareholding

Promote the consumption of iron ore in Brazil by investing in a steel products company.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Biopalma da Amazônia S.A., Reflorestamento, Indústria e Comércio.	08.581.205/0001-10	-	Subsidiary	Brazil	PA	Belém	98.150000

Description of the activities developed Biopalma is a public limited company and its main activities are the cultivation of oil palm and other plant species; The extraction, processing and marketing of its oils, among others.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)
31/12/2017	15.985998	0.000000	0.00
31/12/2016	96.559633	0.000000	0.00
31/12/2015	-32.507740	0.000000	0.00

Market Value		Book Value	
Date	Value (R$)	Date	Value (R$)
31/12/2017	-	31/12/2017	994,000,000.00

Reasons for acquiring and maintaining this shareholding The use of the palm oil production complex located in the State of Pará.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
California Steel Industries, Inc.	00.000.000/0000-00	-	Affiliate	United States	-	-	50.000000

Description of the activities developed Development of any type of activity that is not illegal in the State of Delaware.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)
31/12/2017	9.768212	0.000000	88,000,000.00
31/12/2016	-1.468189	0.000000	13,000,000.00
31/12/2015	25.357873	0.000000	0.00

Market Value		Book Value	
Date	Value (R$)	Date	Value (R$)
31/12/2017	-	31/12/2017	663,000,000.00

Reasons for acquiring and maintaining this shareholding Carry out re-rolling operations in the USA.

4,225352 0.000000 44,000,000.00 31/12/2015 Date Value (R$) Date Value (R$) 31/12/2017 - 31/12/2017 270,000,000.00 Reasons for acquiring and maintaining this shareholding Expand Vale's share of the Brazilian pellet mark et. C ompanhia Ítalo-Brasileira de Pelotização – Itabrasco 27.063.874/0001-44 - A ffiliate Brazil ES Vitória 50.900000 Description of the activities developed Production and sale of iron ore pellets and the execution of any activ ities, directly or indirectly , related to the productio n and sale of iron ore pellets. The C ompany may also hold an interest in other industrial and/or commercial activ ities related to its main purpose, as well as hold an interest, in whiche ver manner, in other v entures in Brazil. Mark et value - variance (%) A mount of dividends received (Reais) Book value - variance (%) Financial Year Mark et Value Book Value 31/12/2017 31/12/2016 31/12/2015 17.937220 14.948454 19.753086 0.000000 0.000000 0.000000 54,000,000.00 33,000,000.00 36,000,000.00 Date Value (R$) Date Value (R$) 31/12/2017 - 31/12/2017 263,000,000.00 Reasons for acquiring and maintaining this shareholding Expand Vale's share of the Brazilian pellet mark et. C ompanhia Nipo-Brasileira de Pelotização – Nibrasco 27.251.842/0001-72 - A ffiliate Brazil ES Vitória 51.000000 Description of activities Production and sale of iron ore pellets and the execution of any other activ ities, directly or indirectly , related to the production and sale of iron ore pellets. The company may also focus on other industrial and/or commercial activ ities related to its main activ ity and hold an interest, in whichev er manner, in other v entures in Brazil. Mark et value - variance (%) Book value - variance (%) A mount of dividends received (Reais) Financial Year Mark et Value Book Value Host State (FederationHost Company NameCNPJCVM CodeT ype of CompanyHost CountryUnit)MunicipalityIssuer share (%) Host StateHost Company NameCNPJCVM CodeT ype of CompanyHost Country(Federation Unit)MunicipalityIssuer share (%)

31/12/2017 31/12/2016 31/12/2015 28.328612 -13.054187 7.407407 0.000000 0.000000 0.000000 96,000,000.00 141.000.000,00 102.000.000,00 Value (R$) Date Date Value (R$) 31/12/2017 - 31/12/2017 453,000,000.00 Reasons for acquiring and maintaining this shareholding Expand Vale's share of the Brazilian pellet mark et. C ompanhia Portuária da Baia de Sepetiba 72.372.998/0001-66 - Subsidiary Brazil RJ Rio de Janeiro 100.000000 Description of the activities developed The construction and operation of a port facility , also for priv ate use, located within the Sepetiba Port area of Rio de Jane iro, specialized in the handling and storage of iron ore and its iron products. In a subsidiary and supplementary manner, the company may carry out port operations with other ty pes of solid bulk, prov ided that these subsidiary operations do not affect the main operations. The company is forbidden to carry out any acts t hat are outside the scope of its object, except with the express authorization of C ompanhia Docas do Rio de Janeiro – C DRJ. Book value - variance (%) Mark et value - variance (%) A mount of dividends received (Reais) Financial Year Mark et Value Book Value 0.000000 0.000000 0.000000 318,000,000.00 455,000,000.00 188,000,000.00 31/12/2017 31/12/2016 31/12/2015 -38.479263 -19.020716 37.922078 Value (R$) Date Date Value (R$) 31/12/2017 - 31/12/2017 267,000,000.00 Reasons for acquiring and maintaining this shareholding Prov ision of port serv ices for iron ore operations. Henan Longy u Energy Resources C o. Ltd. 00.000.000/0000-00 - A ffiliate C hina - - 25.000000 Description of activities Exploration and dev elopment of coal resources; production, washing, processing, trading and sales (including export) of coal and other related products; the use, for v arious purposes, of coal mining resources; production and repair of mechanical and electrical mining products, equipment rental and the treatment of tailings; and the prov ision of technical and post-sale consulting serv ices in relation to the abov e items. The company may adjust its corporate purpose, based on the need for business dev elopment and its own capacity , upon approv al at the general shareholders' meeting and the relev ant gov ernmental authorities. Host State Host(FederationHost Company NameCNPJCVM CodeT ype of CompanyCountryUnit)MunicipalityIssuer share (%) Host State Host(FederationHost Company NameCNPJCVM CodeT ype of CompanyCountryUnit)MunicipalityIssuer share (%)

Book value - variance (%) Mark et value - variance (%) A mount of dividends received (Reais) Financial Year Mark et Value Book Value 31/12/2017 31/12/2016 31/12/2015 12.809473 -22.194305 26.617179 0.000000 0.000000 0.000000 0.00 0.00 109.000.000,00 Value (R$) Date Date Value (R$) 31/12/2017 - 31/12/2017 1,048,000,000.00 Reasons for acquiring and maintaining this shareholding Hold stak e in the company that owns coal assets in C hina. Minerações Brasileiras Reunidas S.A . – MBR 33.417.445/0001-20 - Subsidiary Brazil MG Nov a Lima 58.930000 Description of the activities developed The mining industry , including research and mining; the prov ision of technical serv ices especially to mining companies; transportation, processing, shipment and the trading of ore, on their own account or by third parties; the export and import of ores; shareholding in oth er companies, especially those engaged in mining or transportation, industrialization, shipment and trade in ore; the prov ision of transport serv ices, port and waterway support. Mark et value - variance (%) A mount of dividends received (Reais) Book value - variance (%) Financial Year Mark et Value Book Value 31/12/2017 31/12/2016 31/12/2015 -13.494091 -4.382348 25.918093 0.000000 0.000000 0.000000 542,000,000.00 1,329,000,000.00 324,000,000.00 Value (R$) Date Date Value (R$) 31/12/2017 - 31/12/2017 5,417,000,000.00 Reasons for acquiring and maintaining this shareholding Running iron ore operations in Brazil. Host State Host(FederationHost Company NameCNPJCVM CodeT ype of CompanyCountryUnit)MunicipalityIssuer share (%)

MRS Logística S.A . 01.417.222/0001-77 1794-9 A ffiliate Brazil RJ Rio de Janeiro 48.160000 Description of the activities developed Prov ide rail freight serv ices; to operate loading, unloading, storage and transshipment serv ices in the stations, y ards and o n the railway lines subject to the concession; to use modal transport related to rail transport; to act, under the law, as a port operator, performing goods handling and storage serv ices and operations going to or from waterway transport; participate in projects that aim to promote the socio -economic dev elopment of the areas of influence, aimed at expanding railway serv ices granted; and perform all of the activ ities related to those described abov e; and to carry out other activ ities based on the C ompany 's infrastructure. Mark et value - variance (%) A mount of dividends received (Reais) Book value - variance (%) Financial Year Mark et Value Book Value 31/12/2017 31/12/2016 31/12/2015 7.474874 10.863510 5.977860 0.000000 0.000000 0.000000 95,000,000.00 34.000.000,00 87.000.000,00 Value (R$) Date Date Value (R$) 31/12/2017 31/12/2017 1,711,000,000.00 Reasons for acquiring and maintaining this shareholding Prov ision of logistics serv ices for iron ore and pellet operations. Salobo Metais S.A . 33.931.478/0001-94 - Subsidiary Brazil RJ Rio de Janeiro 100.000000 Description of activities Exploitation of mineral deposits in Brazil, and in particular the Salobo field, located in the Serra dos C arajás, state and c ity of Maraba, Para State, subject of Mining O rdinance No. 1121, of 07/14/87, comprising the Mining, processing, smelting, refining , transportation and sale of copper, gold and its by-products. Mark et value - variance (%) A mount of dividends received (Reais) Book value - variance (%) Financial Year Mark et Value Book Value 31/12/2017 31/12/2016 31/12/2015 11.429239 4.788146 7.574760 0.000000 0.000000 0.000000 417,000,000.00 258,000,000.00 0.00 Value (R$) Date Date Value (R$) 31/12/2017 - 31/12/2017 9,535,000,000.00 Host State Host(FederationHost Company NameCNPJCVM CodeT ype of CompanyCountryUnit)MunicipalityIssuer share (%) Host State Host(FederationHost Company NameCNPJCVM CodeT ype of CompanyCountryUnit)MunicipalityIssuer share (%)

Reasons for acquiring and maintaining this shareholding O peration of the Salobo copper deposit in Brazil. Samarco Mineração S.A . 16.628.281/0001-61 - A ffiliate Brazil MG Belo Horizonte 50.000000 Description of activities Research, ore mining throughout the Brazilian national territory , industrialization and the sale of minerals, transportation and nav igation inside the port, including for third parties, the import of equipment for its use, spare p arts and raw materials, production and distribution of electricity and the sale of coal, and may also hold an interest in other companies as a shareholder or quotaholder. Mark et value - variance (%) A mount of dividends received (Reais) Book value - variance (%) Financial Year Mark et Value Book Value 31/12/2017 31/12/2016 31/12/2015 0.000000 0.000000 0.000000 0.000000 0.000000 0.000000 0.00 0.00 459,000,000.00 Value (R$) Date Date Value (R$) 31/12/2017 - 31/12/2017 0.00 Reasons to acquire and maintain this shareholding Expand Vale's share in the Brazilian iron ore and pellet mark et. Vale International Holdings GMBH 00.000.000/0000-00 - Subsidiary A ustria - Salzburg 100.000000 Description of activities A cquisition and administration of shares and interests in companies/associations of any k ind and inv estments in assets; contr ol and manage one or more activ ities that are related to any of the companies in which it holds an interest or has inv ested in its assets; exercise any and all activ ities needed or are useful so that the aforementioned objectiv es can be achiev ed. Mark et value - variance (%) A mount of dividends received (Reais) Book value - variance (%) Financial Year Mark et Value Book Value 31/12/2017 31/12/2016 -6.171360 -37.532749 0.000000 0.000000 0.00 0.00 Host State Host(FederationHost Company NameCNPJCVM CodeT ype of CompanyCountryUnit)MunicipalityIssuer share (%) Host State Host(FederationHost Company NameCNPJCVM CodeT ype of CompanyCountryUnit)MunicipalityIssuer share (%)

83.427159 0.000000 0.00 31/12/2015 Value (R$) Date Date Value (R$) 31/12/2017 - 31/12/2017 7,830,000,000.00 Reasons for acquiring and maintaining this shareholding Holding company of the mineral exploration company worldwide. Vale C anada Limited 00.000.000/0000-00 - Subsidiary C anada - Toronto 100.000000 Description of activities The activ ities of Vale C anada Limited are managed from its headquarters in Toronto, in the C anadian state corporate functions and has significant local share. of O ntario, which continues with its Mark et value - variance (%) A mount of dividends received (Reais) Book value - variance (%) Financial Year Mark et Value Book Value 0.000000 0.000000 0.000000 0.00 0.00 0.00 31/12/2017 31/12/2016 31/12/2015 -1.918671 -24.086957 -22.853599 Value (R$) Date Date Value (R$) 31/12/2017 - 31/12/2017 17,125,000,000. 00 Reasons for acquiring and maintaining this shareholding Run nick el and by -product operations (copper, cobalt, platinum group metals and other precious metals) in C anada, the United Kingdom and Indonesia. Vale International SA 00.000.000/0000-00 - Subsidiary Switzerland - - 100.000000 Description of activities A cquire, hold, manage and sell direct or indirect interests in companies or companies, mainly abroad; trade and distribute the products of group companies, dev elop customer relationships and prov ide technical assistance, including product dev elopment and production plan ning, to customers and group companies worldwide; to carry out research and dev elopment activ ities in the mining, logistics and energy sectors; finance companies and group companies and prov ide commercial, financial, administrativ e and legal serv ices to other companies and group compani es in Switzerland and abroad. The company may carry out any activ ities related to its object, or fav or it, namely manage and define property rights and/or license of patents, trademark s of any k ind, k now -how and any other intellectual property rights, buy , hold and sell real estate. Host State Host(FederationHost Company NameCNPJCVM CodeT ype of CompanyCountryUnit)MunicipalityIssuer share (%) Host State Host(FederationHost Company NameCNPJCVM CodeT ype of CompanyCountryUnit)MunicipalityIssuer share (%)

Mark et value - variance (%) A mount of dividends received (Reais) Book value - variance (%) Financial Year Mark et Value Book Value 0.000000 0.000000 0.000000 0.00 0.00 0.00 31/12/2017 31/12/2016 31/12/2015 21.119630 25.218029 18.715821 Value (R$) Date Date Value (R$) 31/12/2017 - 31/12/2017 41,389,000,000. 00 Reasons for acquiring and maintaining this shareholding C arry ing out financial transactions and commercial activ ities. Vale Manganês S.A . 15.144.306/0001-99 - Subsidiary Brazil BA Simões Filho 100.000000 Description of activities The ironwork industry , metallurgy , industry and trade of iron alloy s; mineral exploitation, including research, mining, processing, transport, trade, import and export of mineral substances, on its own account or in association with other undertak ings; reforestation; the extraction, production, trade, import and export of wood and charcoal and other goods of mineral or v egetable origin used in their production processes and their by - products; trade in the import and export of goods related or needed for its activ ities, including equipment, supplies and v ar ious materials; any other related activ ities that do not conflict with its purpose or with the legislation in force. Mark et value - variance (%) A mount of dividends received (Reais) Book value - variance (%) Financial Year Mark et Value Book Value 0.000000 0.000000 0.000000 0.00 0.00 0.00 31/12/2017 31/12/2016 31/12/2015 14.117647 -11.982249 -6.241331 Value (R$) Date Date Value (R$) 31/12/2017 - 31/12/2017 679,000,000.00 Reasons for acquiring and maintaining this shareholding Running iron alloy and manganese operations in Brazil. Vale Malay sia Minerals 00.000.000/0000-00 - Subsidiary Malay sia 100.000000 Host State (Federatio Company NameCNPJCVM CodeT ype of Company Host Country n Unit)Host MunicipalityIssuer share (%) Host State Host(FederationHost Company NameCNPJCVM CodeT ype of CompanyCountryUnit)MunicipalityIssuer share (%)

Description of the activities developed The purpose of Vale Malay sia Minerals is to conduct port and offshore terminal operations in Malay sia. A mount of Mark et value - dividends received Book value - Financial Year var iance (%) var iance (%) (Reais) Mar k et Value Book Value 31/12/2017 8.683402 0.000000 0.00 31/12/2016 31/12/2015 -7.069745 29.221778 0.000000 0.000000 0.00 0.00 Value Date (R$ ) Date Value (R$ ) 31/12/2017 - 31/12/2017 4,243,000,000.00 Reasons for acquiring and maintaining this shareholding Performing port and offshore terminal operations. VLI S.A . 12.563.794/0001-80 - A ffiliate Brazil SP São Paulo 37.600000 Description of activities VLI SA aims to prov ide integrated cargo transport serv ices using railway s and roads, construction, maintenance, monitoring, o perating railway s and/or own or third-party rail traffic, construction, operating own maritime terminals or third party terminals, to exploit, with own or third-party v essels, long-distance maritime trade, cabotage and inland waterway transport of cargo in general, including port support nav igation, exploitation of activ ities directly or indirectly related to cargo transport serv ices. A mount of dividends received (Reais) Mark et value - variance (%) Financial Year Book value - variance (%) Mark et Value Book Value 0.000000 0.000000 0.000000 0.00 0.00 25,000,000.00 31/12/2017 31/12/2016 31/12/2015 1.393287 3.949967 3.157895 Value (R$) Date Date Value (R$) 31/12/2017 - 31/12/2017 3,202,000,000.00 Host State Host(FederatHost Company NameCNPJCVM CodeT ype of CompanyCountryion Unit)MunicipalityIssuer share (%)

Description of the activities developed	The purpose of Vale Malaysia Minerals is to conduct port and offshore terminal operations in Malaysia.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value	
31/12/2017	8.683402	0.000000	0.00				
31/12/2016	-7.069745	0.000000	0.00				
31/12/2015	29.221778	0.000000	0.00				
				Date	Value (R$)	Date	Value (R$)
				31/12/2017	-	31/12/2017	4,243,000,000.00

Reasons for acquiring and maintaining this shareholding	Performing port and offshore terminal operations.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
VLI S.A.	12.563.794/0001-80	-	Affiliate	Brazil	SP	São Paulo	37.600000

Description of activities	VLI SA aims to provide integrated cargo transport services using railways and roads, construction, maintenance, monitoring, operating railways and/or own or third-party rail traffic, construction, operating own maritime terminals or third party terminals, to exploit, with own or third-party vessels, long-distance maritime trade, cabotage and inland waterway transport of cargo in general, including port support navigation, exploitation of activities directly or indirectly related to cargo transport services.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value	
31/12/2017	1.393287	0.000000	0.00				
31/12/2016	3.949967	0.000000	0.00				
31/12/2015	3.157895	0.000000	25,000,000.00				
				Date	Value (R$)	Date	Value (R$)
				31/12/2017	-	31/12/2017	3,202,000,000.00

9.2 – Other relevant information Additional Information relating to Item 9.1 (a) The assets “Taquari-Vassouras potassium mine”, “Bayóvar phosphate ore mine” and “Phosphate ore mine and processing plant” belong to the Fertilizer segment which were classified in the Company’s financial statements as fixed assets kept for sale. Additional Information relating to Item 9.1 (b) On December 31st, 2017, Vale recognized as intangible assets of Intellectual Property a total of 6,536 processes worldwide, in a total of 154 countries (162 patents in Brazil and 777 abroad; 987 trademark processes in Brazil and 1,685 abroad; 472 domain names in Brazil and 2,338 abroad, and 114 computer programs in Brazil and 1 abroad).

10. Comments of the directors 10.1. General Financial and Equity Conditions The financial information included in this Reference Form, except when expressly stated, refers to our consolidated financial statements prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards ("IFRS") issued by International Accounting Standards Board ("IASB") for the fiscal years ended Decembe r 31, 2015, 2016 and 2017. Information in this item 10 in the Reference Form should be read and analyzed jointly with our consolidated financial statements, available at our website (www.vale.com.br) and the website of Brazilian Securities and Exchange Commission (www.cvm.gov.br). a. General Financial and Equity Conditions On December 31, 2017, Vale net operational sales revenue was R$ 108.532 billion and the operational margin (prior to the impairment and other gains or losses on non-current assets) was 33.0%. Operating profit was R$ 34.8 billion, 45.0% above compared to the same period in 2016, due to an increase of product prices, mainly impacted by the Platts IODEX 62% reference iron ore price index, which was on average 22% higher in 2017. Net operating expenses (including sales and administrative, research and development, pre-operating and stoppage expenses and other net operating revenues (expenses)) remained in line, from R$ 5.360 bil lion in 2016 to R$ 5.438 billion in 2017. Additionally, there was a reduction in the caption "impairment and other gains or losses on non-current assets" to R$ 1.025 billion, compared to R$ 4.168 billion in 2016. Cash generation from continuing operations, as measured by Adjusted EBITDA¹, was R$ 48.9 billion in 2017, an increase of R$ 8.0 billion over the year 2016. On December 31, 2016, Vale net operational sales revenue was R$ 94.633 billion and the operational margin (prior to the impairment and other gains or losses on non-current assets) of 29.7%. The operating profit was R$ 24.0 billion, mainly due to the increa se in prices of its products. This year, the Company has sought after several opportunities to reduce costs. Vale has presented a 24.0% reduction in net operational expenses (including sales and administrative, research and development, pre-operational and stoppage expenses and other net operational revenues (expenses)), corresponding to R$ 1.690 billion compared to the same period in 2015. In addition, Vale has recorded a reduction in the caption "impairment and other gains or losses on non-current assets" to R$ 4.168 billion, compared to R$ 33.893 billion in 2015. Cash generation from continuing operations, as measured in Adjusted EBITDA1, was R$ 40.9 billion in 2016. On December 31, 2015, Vale net operational sales revenue was R$ 78.1 billion and the operational margin (prior to the impairment and other gains or losses on non-current assets) was 10.5%. The operational loss was R$ 25.7 billion in 2015. Cash generation from continuing operations, as measured by Adjusted EBITDA1, was R$ 21.7 billion in 2015. Sales of ferrous minerals – fines of iron ore, pellets, manganese ore, ferroalloys and other ferrous products and services – accounted for 74.0% of the Company's total net operating revenue in 2017, compared to 73.9 % in the same period of 2016. In 2015, the total net revenue of ferrous minerals was 71.0%. 1 A djusted EBITDA is the operational profit or loss added with div idends receiv ed and interest from affiliates and joint v entures, and excluding depreciation, depletion, and amortization, impairment and other gains or losses on non -current assets.

Base metals participation in the total net revenue was 20.2% in 2017 compared to 22.5% in 2016. In 2015, the base metals participation in the total net revenue was 26.3%. In 2017, 2016, and 2015, the participation of coal in the total net revenue was 4.6%, 3.0%, and 2.2%, respectively. Other segments accounted for 1.2% of total operating net revenue in 2017, compared to 0.6% in 2016. In the year of 2015, the contribution of other segments in the total net operating revenue was 0.5%. Ferrous Minerals Base Metals C oal O thers 71.0% 26.3% 2.2% 0.5% 73.9% 22.5% 3.0% 0.6% 74.0% 20.2% 4.6% 1.2% T otal 1 0 0 .0% 1 0 0 .0% 1 0 0 .0 % On December 31, 2017, the gross debt of the Company (understood as the sum of loans and financing of our current liabilities and non-current liabilities) totaled R$ 74.392 billion, compared to R$ 95.564 billion on December 31, 2016, representing a 22.15% reduction, as a result of the solid operational performance and the conclusion of our divestment program. On December 31, 2016, the gross debt of the Company totaled R$ 95.564 billion, compared to R$ 112.666 billion on December 31, 2015, representing a reduction of 15.2%, mainly due to the appreciation of the real compared to the U.S. dollar. Despite the reduction in gross debt in reais for that period, the gross debt in U.S. dollars had an increase of 1.6%, from US$ 28.853 billion on December 31, 2015 to US$ 29.322 billion on December 31, 2016. On December 31, 2017 the Company had controlling shareholders’ equity of R$ 143.758 billion, compared to R$ 127.241 billion on December 31, 2016. Shareholders' equity increased by 12.9%, mainly as a result of the Company's net income of R$ 17.6 billion, and consequently of the capitalization of profit reserves. On December 31, 2016, shareholders’ equity was R$ 127.241 billion, or 3.0% lower than shareholders' equity on December 31, 2015, primarily as a result of the distribution of interest on equity. In 2017, 2016 and 2015, Vale decided to pay dividends and interest on shareholders' equity in the amount of R$ 4.721 billion, R$ 5.524 billion and R$ 5.026 billion, respectively. Fiscal Year Ended in December 31, Business segments201520162017

b. Capital Structure The table below presents the funding standard adopted for Company activities, considering equity and third-party capital: Third-Party C apital (liabilities and noncurrent liabilities) Equity (shareholders’ equity ) T otal Capital (third party + equity) 206,128 139,419 345,547 188,994 133,702 322,696 179,991 148,106 328,097 c. Payment Capability in Relation to the Financial Commitments A ssumed Gross debt Net debt A djusted EBITDA 112.666 98.535 21.741 95.564 81.614 40.906 74.392 60.013 48.992 Gross debt / adjusted EBIT DA 4.1 2.4 1.5 A djusted EBIT DA / gross interest expense 4.3 6.9 9.0 The gross debt / adjusted EBITDA ratio was 1.5 on December 31, 2017, compared to 2.4 on December 31, 2016 and 4.1 on December 31, 2015. The decrease in the index recorded on December 31, 2017 compared to 2016 was due to the reduction of gross debt and the increase of Adjusted EBITDA in 2017. The decrease in the index recorded on December 31, 2016 was due to the reduction of gross debt and the increase of Adjusted EBITDA in 2016. The interest coverage ratio, as measured by the adjusted EBITDA/ gross interest expense, was 9.0 on December 31, 2017, 6.9 on December 31, 2016 and 4.3 on December 31, 2015. The increase in the interest coverage index as of December 31, 2017, compared to 2016, was due to the increase in the price of commodities. d. Sources of Funding for Working Capital and Investments in Non-Current A ssets Used The sources of funds utilized by the Company in the last three fiscal years were generation of operating cash, loans and financing, issuance of debt bonds and sale of investments. Operating activities from continuing operations generated cash flows of R$ 39.9 billion in 2017, compared to R$ 21.1 billion in 2016 and R$ 13.7 billion in 2015. In fiscal year 2017, operating cash flow changed in relation to the previous fiscal year mainly due to (i) stronger operating performance due to the increase in the price of iron ore in 2017; (ii) an improvement in working capital, mainly as a result of the significant reduction in accounts receivable and (iii) lower settlement losses of derivative financial instruments compared to the same period in 2016. In the fiscal year of 2016, the operating cash flow generated was higher in relation to the previous fiscal year mainly due to the increase in commodities prices, especially iron ore. On December 31, In R$ billion201520162017 In R$ billionFiscal year ended on December 31, 201520162017

Among other more relevant operations in the three-year period, the following are highlighted:  On September 2017, the Company settled US$ 1.0 billion (R$ 3.168 billion) in securities issued by our wholly-owned subsidiary Vale Overseas Ltd. with maturity in 2019 together with the repurchase of US$ 501 million (R$ 1.587 billion) of the bond issued by our wholly-owned subsidiary Vale Overseas Ltd. due in 2020. Settlement of EUR$ 750 million (R$ 2.507 billion) in securities issued by Vale S.A. with maturity in 2018. Prepayment of US$ 2.930 billion (R$ 9.445 billion) in export prepayment operations and US$ 1.747 billion (R$ 5.710 billion) in export credit notes with commercial banks. In 2017 we borrowed US$ 350 million (R$ 1.157 billion) in pre-export financing agreements with commercial banks. As of December 31, 2017, the outstanding balance of these operations was US$ 353 million (R$ 1.169 billion). On December 2016, our wholly-owned subsidiary, Vale Canada, received a € 200 million (R$ 688 million) loan from the French State, maturing on a repayment schedule beginning in late 2021 and ending on November 2026, guaranteed by Vale S.A. On December 31, 2017, the outstanding balance of this transaction was R$ 794 million.     On August 2016, our wholly-owned subsidiary Vale Overseas Ltd. issued US$ 1.0 billion (R$ 3.259 billion) in securities maturing in 2026, guaranteed by Vale S.A. On February 2017, the same bond was reopened in the amount of US$ 1.0 billion (R$ 3.308 billion). On December 31, 2017, the outstanding balance of this operation was R$ 6.777 billion.  On June 2016, our wholly-owned subsidiary Vale Overseas Ltd. issued US$ 1.25 billion (R$ 4.07 billion) in securities maturing in 2021, guaranteed by Vale S.A. On December 31, 2017, the outstanding balance of this operation was R$ 4.148 billion.  On November 2015, Vale issued US$ 354 million (R$ 1.154 billion) in credit notes to export with maturity in 2022 with Banco do Brasil. On December 31, 2017, the outstanding balance of this operation was US$ 188 million (R$ 622 million). On August 2015, Vale issued infrastructure debentures to be placed by means of a public offer, in the total amount of R$ 1.350 billion. Infrastructure debentures were monetarily restated and paid annual interest, priced at IPCA + 6.6232% pa and IPCA + 6.6252% pa, depending on the series to which they belong. On December 31, 2017, the outstanding balance of this operation was R$ 1.560 billion.  On May 2015, Vale signed a new revolving credit facility in the amount of US$ 3.0 billion (equivalent to R$ 9.8 billion), for five years. This revolving credit facility replaces the revolving credit facility of the same amount signed in 2011, being signed from a syndicate comprised by 24 global banks. On December 31, 2017, the outstanding balance of this operation was R$ 9.8 billion.   From March to July 2015, Vale has signed and disbursed exporting pre-payments with due dates in five or six years, linked to future sales, summing US$ 1.20 billion (equivalent to R$ 3.9 billion). On December 31, 2017, the outstanding balance of these operations was R$ 2.0 billion. e. Potential Sources of Funding Used for Working Capital and for Investments in Non-current A ssets for Coverage of Liquidity Deficiency In the regular course of business, the principal need for funds of Vale refers to capital expenditures, payments of dividends and debt service. The sources of funds used by the Company in the last three fiscal years were generation of operating cash, loans and financing, issue of debt bonds and sale of investments.

Vale has revolving credit lines contracted with syndicates of international banks that may be used at the Company's option. During the fiscal year ended December 31, 2016, the Company raised US$ 3 billion of its revolving credit lines, the balance of which was fully amortized in June and November 2016. In June 2017, the Company signed a new revolving credit facility in the amount of R$ 6.616 billion (US$ 2.000 billion), with a term of five years, to replace the R$ 6.616 billion (US$ 2 billion) signed in 2013, which was canceled. As of December 31, 2017, the total amount available in revolving credit lines was R$ 16.540 billion (US$ 5.000 billion), which may be used by Vale, Vale Canada Ltd. and Vale International S.A. with maturities between 2020 and 2022. f. Levels of indebtedness and characteristics of such debts On December 31, 2017, total debt was R$ 74.392 billion, with a portion of R$ 910 million guaranteed by Vale's assets, with an average maturity of 8.92 years and an average cost of 5.0% per year in U.S. dollars. Gross debt Tranche guaranteed by assets of Vale A v erage term of amortization (in y ears) A v erage cost (in U.S. dollars) 112.667 1.7% 8.13 4.5% 95.564 1.6% 7.91 4.6% 74.392 1.2% 8.92 5.0% On July 2005, Vale received its first investment grade. Currently, Vale is an investment grade by some of the leading credit risk rating agencies and as of the date of this Reference Form, has the following credit risk ratings: BBB-(Standard & Poor's), Ba1 (Moody's), BBBL (Dominion Bond Ratings) and BBB + (Fitch). g. Relevant loan and financing contracts The most important categories of the total debt of the Company are presented below. The values presented exclude the accumulated costs. • Loans and financing contracted in U.S. dollars (R$ 13.6 billion, R$ 23.7 billion and R$ 27.5 billion on December 31, 2017, 2016, and 2015, respectively). These loans include credit facilities for exports, financing imports from the export credit agencies and loans from commercial banks and multilateral organizations. • Fixed income instruments issued in U.S. dollars (R$ 41.6 billion, R$ 42.6 billion, and R$ 50.5 billion on December 31, 2017, 2016 and 2015, respectively). Vale has issued several debt securities in the capital market, including through its wholly-owned subsidiary, Vale Overseas, in the total amount of US$ 12.2 billion (equivalent to R$ 40.3 billion) until December 31, 2017. The subsidiary Vale Canada issued debt securities in the amount of US$ 400 million (equivalent to R$ 1.3 billion). • Fixed income securities issued in euros (R$ 3.0 billion, R$ 5.2 billion and R$ 6.4 billion on December 31, 2017, 2016 and 2015, respectively). Vale issued debt securities in the capital market in the total amount of € 750 million (equivalent to R$ 3.0 billion). • Other debts (R$ 14.4 billion, R$ 22.0 billion, and R$ 21.2 billion on December 31, 2017, 2016, and 2015, respectively). The Company has several loans acquired in Brazil, mainly with the BNDES and some private Brazilian banks, as well as loans and financing in other currencies. For information on most relevant financing operations in last three fiscal years, see item 10.1(d) above. Debt structureOn December 31, in R$ billion201520162017

i. Other long-term relationships with financial institutions Vale and its affiliated and controled companies have a commercial relationship in the normal course of their business with some of the main financial institutions in the country, according to regular financial market practices. ii. Degree of subordination among debts There is no degree of contractual subordination among the Company’s unsecured financial debts. Financial debts that are secured through collateral have the privileges and prerogatives granted by the law. In addition, the Company's total loans and financing on December 31, 2017 was R$ 74.392 billion. Of this total, 98.8% (R$ 73.482 billion) corresponded to the obligation of unsecured nature and 1.2% (R$ 910 million) corresponded to bonds with real guarantees, such as asset mortgages. In the last two years, the total loans and financing of the Company reached R$ 95.564 billion in 2016 and R$ 112.666 billion in 2015, of which 99.0% and 97.8% corresponded to the obligation of unsecured nature and 1.0% and 2.0% corresponded to bonds with real guarantees, respectively in 2015 and 2016. iii. A ny restrictions imposed on the issuer, especially in relation to limits of indebtedness and contracting of new debts, the distribution of dividends, the disposal of assets, the issuance of new securities and the transfer of corporate control, as wel as if the issuer has been compliant with these restrictions Some long-term financial instruments contain obligations related compliance with financial indicators. The indicators are: (i) leverage, thus understood as the ratio obtained by the ratio of gross debt over Adjusted EBITDA ("Leverage"); and (ii) the index of interest rate measured by the ratio of Adjusted EBITDA over payment of interest ("Interest Coverage"). For more information on Adjusted EBITDA, including its calculation, see item 3.2 of this Reference Form. On December 31, 2017, R$ 13.6 billion of the Company's consolidated gross debt were linked to the Leverage and Interest Coverage indicators. Vale was in compliance with the levels required for such indicators on December 31, 2017, which on such date were: (i) Leverage: 1.5x, considering that the maximum limit to be observed by the Company was 4.5x; (ii) Interest Coverage: 9.0x, considering that the minimum limit to be observed by the Company was 2.0x. It should be noted that, as a precautionary measure, prior to the end of the fiscal year of 2015, Vale entered into agreements during the last quarter of that year to increase the maximum limit of the Leverage indicator to 5.5x by the end of 2016. This type of measure ensured greater flexibility during the period when Vale closed its investment cycle. In addition, no clause is directly limiting the ability to distribute dividends or interest on equity. On December 31, 2016, the Company remained in compliance with the levels required for the Leverage and Interest Coverage indicators, which, on that date, were a s follows:

(a) Leverage: 2.4x and (b) Interest coverage: 6.9x. g. Limits of financing contracted and percentage of use The following is a description of limits set forth by the relevant infrastructure debentures and financing contracts in the last three fiscal years: 05/19/2014 BNDES Funding of S11D and C LN S11D projects Financing for C LN150 Project R$ 6.2 billion 83% The credit is prov ided in tranches, according to the projects’ schedule The credit is prov ided in tranches, according to the project’s schedule 09/24/2012 BNDES R$ 3.88 billion 99% 04/01/2008 BNDES Inv estments made in Brazil R$ 7.3 billion 96% The credit is prov ided in tranches according to the project’s schedule. DateCounterpartyA llocationValuePercentageDisbursement of funds Used

h. Significant alterations in each item of the financial statements Year ended December 31, 2016 compared to the year ended December 31, 2017 A nalysis of Operating Results 2017 x 2016 The table below presents the values for the consolidated income statements for the fiscal years ended December 31, 2017 and 2016: Net sales rev enue C ost of goods sold and serv ices rendered A dministrativ e and sales expenses Research and dev elopment Pre-operating and operation stoppages O ther net operating expenses 94.633 (61.143) (1.755) (1.098) (1.570) (0.937) 100% (64.6%) (1.9%) (1.2%) (1.7%) (1.0%) 108.532 (67.257) (1.697) (1.086) (1.317) (1.338) 100% (62.0%) (1.6%) (1.0%) (1.2%) (1.2%) 14.7% 10.0% (3.3%) (1.1%) (16.1%) 42.8% Impairment and other gains assets Operating income or losses on non -current (4.168) 23.962 1.111 (4.4%) 25.3% 1.2% (1.025) 34.812 0.302 (0.9%) 32.1% 0.3% (75.4%) 45.3% (72.8%) Results of Inv estments in affiliates and joint v entures Impairment and other results from inv estment in affiliates and joint v entures Net financial income Earnings before taxes on profit Taxation on profit Losses from discontinued operations Net income (loss) attributable to non -controlling shareholders Net income (loss) for the year ¹ Relating to net sales rev enue. (4.353) 6.302 27.022 (9.567) (4.159) (4.6%) 6.7% 28.6% (10.1%) (4.4%) (0.579) (9.650) 24.885 (4.607) (2.608) (0.5%) (8.9%) 22.9% (4.2%) (2.4%) (86.7%) (253.1%) (7.9%) (51.8%) (37.3%) (0.015) 13.311 0.0% 14.1% 0.043 17.627 0.0% 16.2% (386.7%) 32.4% Net sales revenue Net sales revenue was R$ 108.532 billion in 2017, representing an increase of 14.7% compared to R$ 94.633 billion in 2016, mainly due to higher realized iron ore prices, as the Platts Iron Ore IODEX reference price index of 62% was 22% higher than in 2017, and other commodities combined with the higher volumes sold of pellets and metallurgical coal. Furthermore, since most of the Company's revenue is denominated in U.S. Dollars, there was a negative impact of the exchange rate on the revenue denominated in Reais, since in 2017 Brazil's currency appreciated 8.35% against the U.S. Dollar, from an average exchange rate of R$ 3.48/US$ 1.00 in 2016 to R$ 3.19/US$ 1.00 in 2017. Ferrous minerals Iron ore Revenues from iron ore sales increased 9.3%, from R$ 54.187 billion in 2016 to R$ 59.206 billion in 2017, mainly due to higher market prices. The average Platts Iron Ore IODEX reference price index of 62% was 22% higher in 2017 compared to the same period in 2016. Pellets Revenues from pellet sales increased 36.7% going from R$ 13.198 billion in 2016 to R$ 18.043 billion in 2017, due to better prices throughout 2017, higher premiums and higher sales volume. Ferroalloys and manganese (In R$ billion)Fiscal year ended on December 31, A VA V Variation (%) Income statement2016(%)¹2017(%)¹ (2016 x 2017)

The revenue from the sale of manganese ore and ferroalloys increased by 45.6%, from R$ 1.031 billion in 2016 to R$ 1.501 billion in 2017, due to higher realized prices. On average, the price of manganese ore in 2017 was 43% greater than the period of 2016, while the price of ferroalloys was 79% higher than the average sales price in 2016. Coal Revenues from coal sales increased by 73.6%, from R$ 2.882 billion in 2016 to R$ 5.003 billion in 2017, given the increase in prices of thermal and metallurgical coal, as well as higher volumes of metallurgical coal sold in the international market. Base Metals Nickel and other products Revenue from these products increased from R$ 15.504 billion in 2016 to R$ 14.914 billion in 2017, remaining in alignment. The price increase in the international market during 2017 was offset by the reduction in volumes sold compared to the same period in 2016. Copper The revenue from the sale of copper increased by 22.2%, from R$ 5.770 billion in 2016 to R$ 7.052 billion in 2017, mainly due to the increase in the market price. The average reference price quoted on the LME was 27% higher in 2017 when compared to the same period in 2016. Other segments The revenue from the sale of other products and services increased from R$ 548 million in 2016 to R$ 1.272 billion in 2017, due to the increase in revenues from the sale of electric power to third parties and the greater volume of sales of steel slabs at a higher price compared to the year of 2016. Costs of Goods Sold and Services Rendered The cost of goods and services sold (excluding depreciation) was R$ 56.131 billion in 2017, representing an increase of R$ 6.334 billion (12.7%) when compared to R$ 49.797 billion in 2016, mainly due to the pro-cyclical effect of the commodity prices on the costs, the inflationary pressure of the industry and the increase in cost of Base Metals2. Such increases were partially offset by the exchange rate variations in the costs denominated in U.S. dollars, such as, for example, seaborne freight costs for iron ore and costs of base metals operations outside Brazil. In 2017, the stronger commodity cycle compared to 2016 influenced costs and expenses, given the strong correlation between some cost factors and the higher prices of iron ore. However, such cycle generates a positive net impact on the Adjusted EBITDA, as the effects of higher product prices and commercial initiatives to maximize the realized price are much higher than the effect on the costs. In addition to it, electricity and bunker prices, which are a component of the freight cost, tend to increase in a higher commodity price environment. However, they are also influenced by other macroeconomic variables, resulting in a less than perfect correlation. In the segment of ferrous minerals, the increase in costs is, therefore, mainly due to higher costs linked to the price of commodities, such as royalties, product acquisitions and provision for the payment of employee profit sharing. Moreover, inflationary pressures in the industry, already mentioned above, led to increases in freight, bunker and electricity. 2 Excluding the positiv e effects of the change in the exchange rate and lower v olumes.

In Base Metals, the increase was mainly due to operational problems in Thompson in 1Q17 and the non-recurring effect of the transition to a single furnace in Sudbury, marking 2017 as a year of transition to a simpler and more efficient flowsheet in the operations of nickel in the North Atlantic, which will generate more robust results from 2018 onwards. On the other hand, the costs related to the coal segment were mainly impacted by the increase in the transportation tariffs for coal. Costs related to each business segment are detailed below: Ferrous Minerals Base Metals C oal O thers T otal (excluding depreciation) 31.475 14.343 3.090 0.889 49.797 36.497 14.111 4.326 1.197 56.131 A dministrative and selling expenses Administrative and selling expenses decreased by 3.3%, from R$ 1.755 billion in 2016 to R$ 1.697 billion in 2017. Excluding the impact of depreciation, administrative and selling expenses increased by 4.8%, from R$ 1.341 billion in 2016 to R$ 1.405 billion in 2017, due to the impact of (i) the increase in salaries of employees in Brazil, of 8.5% in November 2016, and (ii) expenses relating to the severance payments made to key management personnel. Research and development expenses Research and development expenses reached R$ 1.086 billion in 2017, in alignment with the research and development expenses of R$ 1.098 billion recognized in 2016. Pre-operating and operation stoppage expenses In 2017, pre-operating and operation stoppage expenses were R$ 1.317 billion, representing a decrease of 16.1% when compared to R$ 1.570 billion in 2016, mainly due to lower pre-operating expenses in the ramp-up of coal operations at the Moatize Mine and nickel operations in Long Harbor. Such reductions were partially offset by higher pre-operating expenses due to the ramp-up of the S11D project. Other net operating revenues (expenses) Other operating revenues (expenses) reached R$ 1.338 billion in 2017, reducing by R$ 79 million when compared to R$ 1.417 billion recognized in 2016, excluding the non-recurring effect of the Goldstream transaction received in 2016, in the amount of R$ 480 million. Cost of goods sold and services rendered per segment in R$ billion20162017

Impairment and other gains or losses on non-current assets Fixed A ssets and intangible Iron ore C oal Base Metals – Nick el Base Metals – Nick el Base Metals – Nick el Base Metals – Nick el C oal Iron ore Iron ore Miscellaneous segments Impairment of noncurrent assets O nerous contracts Northern Sy stem A ustralia Stobie Newfoundland (VNL) Nouv elle-C aledonie (VNC ) O nça Puma Mozambique C enter-W estern Sy stem Simandou Project O ther assets - - 0.428 - - - - - - 0.455 (0.536) 0.091 - 2.112 0.952 - - - - 0.46 0.883 - 0.883 3.079 0.861 3.940 Impairment of non-current assets and onerous contracts In 2017, the line item "Impairment and other gains or losses on non-current assets" totaled a loss of R$ 1.025 billion compared to a loss of R$ 4.168 billion in 2016, mainly related to (i) lower impairment of non-current assets recognized for the year, R$ 883 million in 2017 against R$ 3.940 billion in 2016 and (ii) a gain of R$ 458 million related to the Nacala transaction in 2017. In 2017, the impairment of non-current assets and onerous contracts added up to R$ 1.025 billion, mainly due to an underground mine in Sudbury that the Company placed in "care and maintenance", after the repair costs of this asset were not considered recoverable under the current market conditions, and recognized a loss of R$ 428 million in income statement for the year. In 2016, the impairment of non-current assets and onerous contracts added up to R$ 3.940 billion, mainly due (i) to the projection of nickel prices, having an impact on the assets of Vale Newfoundland & Labrador Limited and of Vale Nouvelle-Calédonie S.A.S; (ii) to the contracts with a guaranteed minimum volume for use of fluvial structure and supply of manganese ore; (iii) to the reversion of impairment resulting from the decision to resume the pellet operations in São Luís at the beginning of 2018; and (iv) to the review of operating plans of the coal assets in Australia. Impairment and other results from interest in affiliates and joint ventures In 2017, the Company recognized a loss of R$ 579 million, of which R$ 128 million related to the supplement of the provision for compliance with the reparation and compensation programs regarding the failure of the dam belonging to Samarco Miner ação S.A. ("Samarco") and R$ 452 million used by Samarco to maintain its working capital. In 2016, the recognized loss, in the amount of R$ 4.353 billion, relates to a loss of R$ 3.967 billion (Samarco's provision), loss of R$ 266 million from the sale of its shareholding in Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd and a loss of R$ 120 million related to the transaction of Mineração Paragominas. No impairments in investments of subsidiaries and joint ventures were made in 2017 and 2016. Results of investments in affiliates and joint ventures The results from equity income in affiliates and joint ventures registered a gain of R$ 302 million in 2017, compared to the gain of R$ 1.111 billion that was recorded in 2016. The main companies that contributed to the results using the equity income were the pelletizing units in Tubarão Impairment (reversion) (In billion) Segments per A ssets or asset class Cash generating unit 2017 2016

(R$ 716 million), MRS Logística S.A. (R$ 219 million), California Steel Industries, Inc. (R$ 135 million), Aliança Geração de Energia S.A. (R$ 86 million), partially offset by losses in Companhia Siderúrgica do Pecém (R$ 849 million) and Nacala (R$ 206 million). Net Financial Results In 2017, the net financial results recorded a loss of R$ 9.650 billion, compared to a gain of R$ 6.302 billion in 2016, mainly due to the negative impact of the exchange rate variatons in 2017, in the amount of R$ 2.130 billion, compared to the positive impact of the exchange rate variations in 2016, in the amount of R$ 10.819 billion. The main components of the net financial results in 2017 were: (i) financial expenses of R$ 10.512 billion, (ii) gains from derivatives, in the amount of R$ 1.460 billion, and (iii) losses from monetary and exchange rate variations of R$ 2.130 billion. Taxation on profit In 2017, an income tax expense of R$ 4.607 billion was recorded, compared to an expense of R$ 9.567 billion in 2016, the reduction of which basically derives from the tax benefit of interest on shareholders' equity and tax incentives. Discontinued operations a) Fertilizers (Discontinued Operations) In December, 2016, the Company executed an agreement with The Mosaic Company (“Mosaic”) to sell: (i) the phosphate assets located in Brazil, except for assets located in Cubatão, Brazil; (ii) the control of Campañia Minera Miski Mayo S.A.C, in Peru; (iii) the potassium assets located in Brazil; and (iv) the potassium projects in Canada. Originally, the agreed value of this agreement was R$ 8.158 billion (US$ 2.5 billion), of which R$ 4.074 billion (US$ 1.25 billion) would be paid in cash and the remainder of the value with 42.3 million common shares to be issued by Mosaic. In January 2018 (subsequent event), the Company and Mosaic concluded the transaction, which was preceded by some final adjustments made by the parties under the original terms and conditions of the negotiation. As a result of these changes, the Company received R$ 3.573 billion (US$ 1.1 billion) paid in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic's net equity after the issuance of these shares (R$ 2.901 billion (US$ 877 million), based on Mosaic's share price as of the closing date of the transaction). The net assets of the fertilizer segment were adjusted to reflect the fair value less the cost of sale and, in 2017, a loss of R$ 2.325 billion (R$ 5.899 billion in 2016) was recognized in the income statement of the discontinued operations. b) Cubatão (part of the fertilizer segment) In November 2017, the Company entered into an agreement with Yara International ASA ("Yara") to sell assets located in Cubatão, Brazil. The agreed value of this agreement is R$ 844 million (US$ 255 million) to be paid in cash. The conclusion of the transaction is expected by the end of 2018 and is subject to compliance with the usual conditions precedent, including approval by the Administrative Council for Economic Defense ("CADE") and other authorities. As a consequence, the net assets were adjusted to reflect the fair value less the cost of sale, and a loss of R$ 508 million was recognized in the operating income statement as of December 31, 2017. The results of the discontinued operations of the Fertilizer segment are presented below:

Result of discontinued operations Net sales rev enue C ost of goods sold and serv ices rendered O perating expenses Impairment of non-current assets Operating income (loss) Net financial income Results of Inv estments in affiliates and joint v entures Loss before taxes on profit Taxation on profit Loss from discontinued operations Profit (loss) attributable to non-controlling shareholders Loss attributable to Vale's shareholders 5.572 (5.124) (0.450) (2.833) 6.470 (6.495) (0.448) (5.899) (2.835) (0.089) (0.008) (6.372) 0.069 0.010 (2.932) 0.324 (6.293) 2.134 (2 .6 0 8 ) (4 .1 5 9 ) (0.022) (0.009) (2.586) (4.150) Gain/loss for the year The result for the fiscal year increased from a profit of R$ 13.311 billion in 2016 to R$ 17.627 billion in 2017, an increase of R$ 4.3 billion, mainly due to higher sales prices and lower impairments in assets of the continued and discontinued operations, which were partially offset by the negative impact of the exchange rate variation. A nalysis of equity changes on December 31, 2017 compared to December 31, 2016 C ur rent C ash and cash equivalents A ccounts Receivable O ther financial assets Inv entories T axes on estimated profit T axes to be refunded O thers 13.891 11.937 0.951 10.913 0.518 5.296 2.047 4.30% 3.70% 0.29% 3.38% 0.16% 1.64% 0.63% 14.318 8.602 6.689 12.987 2.584 3.876 1.780 4.36% 2.62% 2.04% 3.96% 0.79% 1.18% 0.54% 3% (28% ) 465% 19% 399% (27% ) (2% ) N on-current assets held for sale 27.994 7 3 .547 8.68% 2 2 .79% 11.865 6 2 .701 3.62% 1 9 .11% (58% ) ( 1 5%) Non-curre nt Legal deposits O ther financial assets T axes on estimated profit T axes to be refunded D eferred taxes on profit O thers 3.135 2.041 1.718 2.368 23.931 0.894 3 4 .087 12.046 22.395 180.616 2 4 9.144 3 2 2.691 0.97% 0.63% 0.53% 0.73% 7.42% 0.28% 1 0 .56% 3.73% 6.94% 55.97% 7 7 .21% 1 0 0.00% 6.571 10.690 1.754 2.109 21.959 0.882 4 3 .965 11.802 28.094 181.535 2 6 5.396 3 2 8.097 2.00% 3.26% 0.53% 0.64% 6.69% 0.27% 1 3 .40% 3.60% 8.56% 55.33% 8 0 .89% 1 0 0.00% 110% 424% 2% (11% ) (8% ) (1% ) 29% (2% ) 25% 1% 7% 2% I nv e stments I ntangibles F ixe d Assets T otal assets 1 Relating to total assets. L iabilities and shareholders' e quity 1 2 /31/2016 A V (%)¹ 1 2 .31.2017 AV (%)¹ ( De c/2016 x C ur rent S uppliers and contractors Loans and financing O ther financial liabilities T axes to be refunded T axes pay able on profit Liabilities relating to inv estments in affiliates and joint v entures P rov isions D iv idends and interest on shareholders' equity 11.830 5.410 2.499 2.144 0.556 0.951 3.103 2.660 3.67% 1.68% 0.77% 0.66% 0.17% 0.29% 0.96% 0.82% 13.367 5.633 1.237 2.307 1.175 1.080 4.610 4.742 4.07% 1.72% 0.38% 0.70% 0.36% 0.33% 1.41% 1.45% 13% 4% (51% ) 8% 111% 14% 49% 78% C hange (%) ( in R$ billion) De c/2 017) C hange (%) A sset (in R$ billion) 1 2 /31/2016 A V (%)¹ 1 2 .31.2017 A V (%)¹ ( De c/2016 x De c/2 017) Consolidated (In R$ billion) Years ended December 31, 20172016

O thers 3.903 1.21% 5.307 1.62% 36% Liabilities related to non-current assets held for sale 3.554 1.10% 3.899 1.19% 10% 3 6 .610 1 1 .35% 4 3 .357 1 3 .21% 18% Non-curre nt Loans and financing O ther financial liabilities T axes to be refunded D eferred taxes on profit P rov isions Liabilities relating to inv estments in affiliates and joint v entures D eferred rev enue – G old stream O thers 90.154 6.804 16.170 5.540 18.730 2.560 6.811 5.615 27.94% 2.11% 5.01% 1.72% 5.80% 0.79% 2.11% 1.74% 68.759 9.575 16.176 5.687 23.243 2.216 6.117 4.861 20.96% 2.92% 4.93% 1.73% 7.08% 0.68% 1.86% 1.48% (24% ) 41% 0% 3% 24% (13% ) (10% ) (13% ) 1 5 2.384 1 8 8.994 4 7 .22% 5 8 .57% 1 3 6.634 1 7 9.991 4 1 .64% 5 4 .86% (10% ) Shar eholders’ Equity V ale’s controlling shareholders’ equity S hareholders’ equity of non-controlling shareholders T otal shareholders' e quity T otal liabilities and share holders' e quity 127.241 6.461 1 3 3.702 3 2 2.696 39.43% 2.00% 4 1 .43% 100.00% 143.758 4.348 1 4 8.106 3 2 8.097 43.82% 1.33% 4 5 .14% 1 0 0.00% 13% (33% ) 11% 2% 1 Relating to total liabilities and shareholders' equity . Current A ssets Cash and cash equivalents On December 31, 2017, the balance of cash and cash equivalents of R$ 14.318 billion remained in alignment when compared to the balance of R$ 13.891 billion on December 31, 2016, mainly due to the offsetting of the following factors: (i) a stronger operating performance; (ii) reduction of loans and financing through higher volume of payments against a lower volume of funding; (iii) higher payment of interest on the stockholders’ equity; and (iv) lower expenses with the acquisition of fixed assets and intangible assets. A ccounts receivable The balance of the accounts receivable changed from R$ 11.937 billion on December 31, 2016 to R$ 8.602 billion on December 31, 2017, due to higher sales prices mainly of iron ore at the end of the fiscal year ended December 31, 2016. Inventories The increase in inventory, going from R$ 10.913 billion on December 31, 2016 to R$ 12.987 billion on December 31, 2017, was due to higher volumes stocked. Taxes to be refunded On December 31, 2017, the taxes to be refunded added up to R$ 3.876 billion, compared to R$ 5.296 billion on December 31, 2016, the reduction of which is due to the use of PIS/COFINS credits to offset income tax. Prepaid taxes on income On December 31, 2017, prepaid taxes on income added up to R$ 2.584 billion, compared to R$ 518 million on December 31, 2016. The increase in the balance is mainly due to the use of PIS/COFINS credits to offset Brazilian income tax.

Other financial assets The balance of other financial assets increased from R$ 951 million on December 31, 2016 to R$ 6.689 billion on December 31, 2017. This variation in the balance relates to the deconsolidation of the Nacala Logistics Corridor, which generated an increase in the balance of loans receivable from Nacala B.V. in the amount of R$ 14.972 billion (R$ 6.277 billion classified as current assets and R$ 8.695 billion as non-current assets). Non-current assets held for sale On December 31, 2017, the non-current assets held for sale added up to R$ 11.865 billion related to the Fertilizer operation. On December 31, 2016, the assets held for sale added up to R$ 27.994 billion, of which: (i) R$ 13.178 billion related to the Fertilizer operation, (ii) R$ 13.652 billion related to the Nacala operation, and (iii) R$ 1.164 billion related to shipping assets. The Nacala operation and the sale of shipping assets were concluded during the year ended December 31, 2017. For more information on the Nacala operation, see item 10.3 (b) of this Reference Form. Non-current A ssets Deferred taxes on profit On December 31, 2017, the deferred taxes on profit added up to R$ 21.959 billion, compared to R$ 23.931 billion in the previous year, whose reduction is mainly due to the realization of the tax loss of the parent company and its controlled company abroad. Legal deposits The balance of legal deposits increased from R$ 3.135 billion on December 31, 2016 to R$ 6.671 billion on December 31, 2017, due to the merger of Valepar into the Company, in connection with the conversion of Vale's class "A" preferred shares. Other financial assets The balance of other financial assets increased from R$ 2.041 billion on December 31, 2016 to R$ 10.690 billion on December 31, 2017. This variation in the balance relates to the deconsolidation of the Nacala Logistics Corridor, which generated an increase in the balance of loans receivable from Nacala B.V. in the amount of R$ 14.972 billion (R$ 6.277 billion classified as current assets and R$ 8.695 billion as non-current assets). Fixed A ssets The balance of fixed assets increased from R$ 180.616 billion on December 31, 2016 to R$ 181.535 billion on December 31, 2017, remaining in line mainly due to the reduction of capital investments after the conclusion of the S11D project. Intangible A sset The balance of intangible assets increased from R$ 180.616 billion on December 31, 2016 to R$ 181.535 billion on December 31, 2017, due to (i) the merger of Valepar into the Company, in connection with the conversion of Vale's class "A" preferred shares; and (ii) the duplication of São Luís railroad to transport a greater volume of iron ore after the conclusion of the S11D project. Current liabilities Suppliers and contractors

The balance of suppliers and contractors increased from R$ 11.830 billion on December 31, 2016 to R$ 13.367 billion on December 31, 2017. This increase is mainly due to higher seaborne freight costs, impacted by higher bunker prices. Other financial liabilities The balance of other financial liabilities decreased from R$ 2.499 billion on December 31, 2016 to R$ 1.237 billion on December 31, 2017. The reduction relates to derivative financial instruments, which decreased from R$ 1.349 billion on December 31, 2016 to R$ 344 million on December 31, 2017, as a result of the depreciation of the U.S. dollar against the Brazilian currency, generating a lower impact on the result from the bunker operations and foreign exchange swaps for the year. Taxes payable on profit On December 31, 2017, the taxes payable added up to R$ 1.175 billion, compared to R$ 556 million in the previous year, an increase due to income tax payable on operations in Brazil and abroad. Non-current Liabilities Loans and financing The balance of loans and financing decreased by 24%, from R$ 90.154 billion on December 31, 2016 to R$ 68.759 billion on December 31, 2017. The decrease in loans and financing is due to the solid operational performance and the conclusion of our divestment program. Other financial liabilities The balance of other financial liabilities increased from R$ 6.804 billion on December 31, 2016 to R$ 9.575 billion on December 31, 2017. This variation in the balance relates to the (i) deconsolidation of the Nacala logistics corridor, which generated an increase in the balance of loans payable to Emirates Ltd. in the amount of R$ 3.856 billion; and (ii) an increase in the value of the participating debentures by 89.1%, from R$ 2.526 billion on December 31, 2016 to R$ 4.080 billion on December 31, 2017, due to the increase in the mark-to-market of the debentures by reason of the increase in commodities prices. Provisions The balance of provisions increased from R$ 18.730 billion on December 31, 2016 to R$ 23.243 billion on December 31, 2017. This variation in the balance relates to (i) an increase in provisions for lawsuits by 78.2%, from R$ 2.734 billion on December 31, 2016 to R$ 4.873 billion on December 31, 2017, due to the incorporation of PIS/COFINS lawsuits on interest on shareholders' equity of Valepar; and (ii) an increase of 26.5% in the provision for asset demobilization obligations, which increased from R$ 8.055 billion on December 31, 2016 to R$ 10.191 billion on December 31, 2017, due to a review in the estimates of future cash flows. Shareholders' Equity held by Controlling Shareholders On December 31, 2017, the balance of shareholders' equity added up to R$ 143.758 billion, compared to R$ 127.627 billion in 2016, mainly due to (i) the net income for the year, in the amount of R$ 17.627 billion, (ii) adjustments for conversion of R$ 3.309 billion, (iii) incorporation of Valepar's remaining assets in the amount of R$ 3.634 billion, offset by (iv) distribution of dividends and interest on the stockholders' equity in the amount of R$ 6.786 billion.

A nalysis of Cash Flows 2017 vs. 2016 The table below presents the values relating to the cash flow statements for the fiscal years ended December 31, 2017 and December 31, 2016: Operating cash flow: Net gain (loss) before taxes on operating income A djustments to consolidate net profit with rev enues from operational activ ities Net revenue from operational activities Net revenue used in investment activities Net revenue from (used in) financing activities Net cash from (used in) discontinued operations Increase (reduction) in cash and cash equiv alents Beginning of the y ear cash and cash equiv alents Effect of foreign exchange v ariations in cash and cash equiv alents C ash and cash equiv alents from companies sold and merged End of the year cash and cash equivalents 24.885 15.086 39.971 (10.690) (28.031) (0.817) 0.433 13.891 0.038 (0.044) 14.318 (7.91%) (356.35%) 89.10% (31.79%) 879.76% 55.03% (79.14%) (0.93%) (101.72%) (100.00%) 3.07% 27.022 (5.885) 21.137 (15.673) (2.861) (0.527) 2.076 14,022 (2.207) - 13.891 Net cash provided from operational activities Operating cash flow increased by 89.1%, going from R$ 21.137 billion in 2016 to R$ 39.971 billion in 2017, mainly due to (i) a stronger operating performance by reason of an increase in the price of iron ore throughout 2017; (ii) an improvement in the working capital, mainly as a result of the significant reduction in accounts receivable and (iii) lower settlement losses of derivative financial instruments compared to the same period in 2016. Net cash provided from (used in) investments The cash flow applied to the Company's investment activities for the year ended December 31, 2017 added up to R$ 10.690 billion, compared to R$ 15.673 billion for the same period in 2016, due to the reduction of capital investments by virtue of the conclusion of the S11D project. Net cash provided from (used in) financing Cash flow from financing activities for the year ended December 31, 2017 added up to R$ 28.031 billion, compared to R$ 2.861 billion in 2016, mainly due to: (i) higher repayment of loans and financing; (ii) increase in the payment of interest on the stockholders’ equity; and (iii) lower borrowing. Year ended December 31, 2015 compared to the year ended December 31, 2016 A nalysis of Operating Results 2016 x 2015 The table below presents the values relating to the consolidated income statements for the fiscal years ended December 31, 2015 and December 31, 2016: In billion 2015 2016 (%) (%) (2015 x 2016) Net sales rev enue C ost of goods sold and serv ices rendered A dministrativ e and selling expenses Research and dev elopment Pre-operational and operation stoppages O ther net operating expenses Impairment and other gains or losses on non -current assets Operating income (loss) Results of Inv estments in affiliates and joint v entures 78.057 (62.780) (2.009) (1.326) (3.127) (0.588) (33.893) (25.666) (1.526) 100.0 (80.4) (2.6) (1.7) (4.0) (0.8) (43.5) (32.9) (2.0) 94.633 (61.143) (1.755) (1.098) (1.570) (0.937) (4.168) 23.962 1.111 100.0 (64.6) (1.9) (1.2) (1.7) (1.0) (4.2) 25.3 1.2 21.2 (2.6) (12.6) (17.2) (49.8) 59.4 (88.4) N/A N/A Income statementA VA VVariation (%) Fiscal year ended In R$ billionon December 31, 2017%2016

Impairment and other results from inv estment in affiliates and joint v entures Net financial income Profit (loss) before taxes on profit Taxation on profit Losses from discontinued operations Loss attributable to non-controlling shareholders Net income (loss) in the year (1.431) (36.053) (64.676) 19.339 (0.660) (1.784) (44.213) (1.8) (46.2) (82.9) 24.8 (0.8) (2.3) (56.6) (4.353) 6.302 27.022 (9.567) (4.159) (0.015) 13.311 (4.6) 6.7 28.6 (10.1) (4.4) (0.0) 14.1 N/A N/A N/A N/A N/A N/A N/A ¹ Relating to net sales rev enue. Net sales revenue The net operating revenue reached R$ 94.633 billion in 2016, compared to R$ 78.057 billion in 2015, corresponding to a 21.2% increase, due basically to the increase in the price of commodities and greater volumes sold. Ferrous minerals Iron ore Income from sales of iron ore increased 30.8%, from R$ 41.427 billion in 2015 to R$ 54.187 billion in 2016, mainly due to the increase in price of the iron ore in the international market, and also because of the increase in volume principally related to the performance of the Northern System. Pellets Income from sales of pellets increased 10.8% going from R$ 11.916 billion in 2015 to R$ 13.198 billion in 2016, due to the increase in price of the pellets on the international market, and the increase in volume sold. Ferroalloys and manganese The revenue from the sale of manganese and ferroalloys increased by 99.0%, from R$ 518 million in 2015 to R$ 1.031 billion in 2016, due to the increase in prices. Coal The revenue from the sale of coal increased, from R$ 1.739 billion in 2015 to R$ 2.882 billion in 2016, increasing 65.7%, given the increase in prices and volumes of thermal coal in the international market. Base Metals Nickel and other products Revenue from these products maintained its level, going from R$ 15.534 billion in 2015 to R$ 15.504 billion in 2016, mainly due to the increase in the nickel sales volume, resulting from the operations of New Caledonia and Onça Puma, which were compensated by the drop-in price in the international market. Copper The revenue from the sale of copper increased by 16.4%, from R$ 4.957 billion in 2015 to R$ 5.770 billion in 2016, mainly due to the conclusion of the Salobo ramp-up.

Other segments The revenue from other products and services went from R$ 414 million in 2015 to R$ 548 million in 2016, due to the sale of steel slabs in the year 2016. Costs of goods sold and services rendered The cost of the products sold and services rendered (excluding depreciation) was R$ 49.797 billion in 2016, a R$ 2.162 billion drop (4.2%) compared to the R$ 51.959 billion in 2015, mainly due to the impact of exchange rate variation (R$ 1.085 billion) on costs expressed in dollars, such as, for instance, costs with seaborne freight of iron ore and costs of base metal operations outside Brazil. Costs related to each business segment are detailed below: Ferrous Minerals Base Metals C oal O thers T otal (excluding depreciation) 34.211 14.427 2.857 0.464 51.959 31.475 14.343 3.090 0.889 49.797 1. The amounts mentioned above were considered after excluding depreciation. Sales and administrative expenses Sales and administrative expenses decreased by 12.6%, from R$ 2.009 billion in 2015 to R$ 1.755 billion in 2016, especially due to the reduction of service and personnel expenses. Research and development expenses Research and development expenses diminished by 17.2%, from R$ 1.326 billion in 2015 to R$ 1.098 billion in 2016, mainly due to the conclusion of projects in all segments. Pre-operating and operation stoppage expenses In 2016, pre-operational and operation stoppage expenses were R$ 1.570 billion, representing a R$ 1.557 billion drop compared to R$ 3.127 billion in 2015, mainly due to the ramp-up of the operations in New Caledonia in 2015 and therefore there were no more pre-operating expenses recorded in 2016 related to this operation. Other net operating revenues (expenses) Other operating revenues (expenses) increased by 59.4%, from R$ 588 million in 2015 to R$ 937 million in 2016, mainly due to the reduction of the non-recurring positive effects from the gold stream transaction (R$ 722 million in 2015 and R$ 480 million in 2016) and from the annual review of mine closure provisions and other assets, generating a positive impact in 2015 of R$ 1.281 billion and of R$ 124 million in 2016, as a result of the increase in the useful life of some mines and of the review of the scope of work required for closure of the assets. Impairment and other gains or losses on non-current assets In 2016, the impairment and other gains or losses on non-current assets added up to R$ 4.168 billion, mainly due (i) to the projection of nickel prices, having an impact on the assets of Vale Newfoundland & Labrador Limited and of Vale Nouvelle-Calédonie S.A.S.; (ii) to the contracts with a guaranteed minimum volume for use of fluvial structure and supply of ma nganese; (iii) to the reversion of impairment resulting from the decision to resume the pellet operations in São Cost of goods sold andFiscal year ended on December 31 services rendered per segment1 in R$ billion20152016

Luís at the beginning of 2018; (iv) to the review of operating plans of the coal assets in Australia; and (v) and the result in the sale of assets that had a decrease, going from a revenue of R$ 52 million in 2015 to an expense of R$ 228 million in 2016. This variation is explained by the fact that, in 2016, the result in the measurement or sale of non-current assets referred only to the shipping assets, while, in 2015, the result referred to the shipping and power assets. The impairment and other gains or losses on non-current assets recorded in 2015 in the amount of R$ 33.893 billion reflected mainly the reduction of the estimates of the futur e prices of coal, together with the increase of the logistics costs, and impairment of the cash generating units Vale Newfoundland & Labrador Limited and Vale Nouvelle-Calédonie S.A., and the reversion of the remainder of the impairment balance of Onça Puma to the amount of R$ 976 million, the initial value of which was registered in 2012. There was no impairment in investments of subsidiaries and joint ventures in 2016. Impairment and other results from interest in affiliates and joint ventures It refers principally to a provision for fulfillment of the agreement related to the failure of the dam of Samarco Mineração S.A. (“Samarco”), a joint venture between Vale S.A. (“Vale”) and BHP Billiton Brasil Ltda. (“BHPB”), as detailed below: Reparation agreement In March 2016, Samarco and its shareholders, Vale and BHPB, entered into an Agreement ("Agreement") with the Federal Government, two Brazilian states (Espírito Santo and Minas Gerais) and other governmental authorities, in connection with the la wsuit relating to the failure of Samarco's dam (note 27), for the implementation of reparation and compensation programs in the affected areas and communities. The term of the Agreement is 15 years, renewable for successive one -year periods until all obligations under the Agreement have been met. According to the Agreement, Samarco, Vale and BHPB established a foundation (“Renova Foundation” or “Foundation”) to develop and implement the socio-economic and socio-environmental reparation and compensation programs, to be financed by Samarco. Should Samarco not meet its funding obligations to the Foundation, Vale and BHPB shall be liable, under the terms of the Agreement, for providing funds to the Foundation in the proportion of their shareholding interest in Samarco of 50% each. As a consequence of the failure of the dam, Samarco has its operations suspended by determination of the governmental authorities. Due to the uncertainties regarding Samarco's future cash flow, Vale maintains the provision for compliance with the reparation and compensation programs set forth in the Agreement, equivalent to the percentage of its shareholding in Samarco. The changes to the provision are shown below: In R$ billions Balance on January 1, A ddition/C reation of the prov ision Pay ments A ppropriated interest C onv ersion adjustments Balance on December 31, 2017 2016 3.511 - 0.128 (0.941) 0.598 - 3.733 (0.461) 0.239 - 3.296 3.511 C urrent liabilities Noncurrent Liabilities Liabilities 1.080 2.216 0.951 2.560 3 .2 9 6 3.511

In addition to the provision above, for the year ended December 31, 2017, Vale also made available the amount of R$ 452 million, which was fully used as working capital for Samarco and was recognized by the Company in the income statement as "Impairment and other results from investment in affiliates and joint ventures". By June 30, 2018, Vale may also make available up to R$ 159 million to maintain Samarco's working capital, without it being an obligation to Samarco. The availability of funds by the shareholders – Vale and BHPB – is subject to the fulfillment of certain conditions, being released by the shareholders, on the same basis and concurrently, as and when required. Results of Investments in affiliates and joint ventures The results from equity income increased by R$ 2.637 billion, from an loss of R$ 1.526 billion in 2015 to a gain of R$ 1.111 billion in 2016, mainly due to Companhia Siderúrgica do Pecém ("CSP"), which was positively affected by the exchange rate effect, and to California Steel Industries ("CSI"). There was no effect from the operations of Samarco.

Fertilizer A ssets (Discontinued Operations) In December, 2016, the Company executed an agreement with The Mosaic Company (“Mosaic”) to sell: (i) the phosphate assets it owned, located in Brazil, except those principally related to the nitrogen assets located in Cubatão; (ii) the control in Campañia Minera Miski Mayo S.A.C, in Peru; (iii) the potassium assets it owned, located in Brazil; and (iv) the potassium projects in Canada. Therefore, the fertilizer segment, including the assets of Cubatão, is presented as a di scontinued operation and the related assets and liabilities were classified as held for sale, as established by IFRS 5. As a consequence the net assets of the fertilizer segment were adjusted to reflect the fair value less the cost of sale and a loss of R$ 5.899 billion (R$ 3.893 billion net of taxes) was recognized in the income statement of the discontinued operations of the business year ending at December 31, 2016. Net Financial Results There was a gain in the net financial result of 672.1%, going from an expense of R$ 36.053 billion in 2015 to a gain of R$ 6.302 billion in 2016, mainly because of the positive exchange variation and gains from debt swap derivatives in Reais. Taxation on profit In 2016, an income tax expense of R$ 9.567 billion was recorded, compared to a revenue of R$ 19.339 billion in 2015, due to the profit recorded in 2016 against a loss assessed in 2015. Gains/loss in the fiscal year The result for fiscal year went from a loss of R$ 44.213 billion in 2015 to a net income of R$ 13.311 billion 2016, mainly due to a reduction of the impairment recognized in 2016, to the higher prices of the commodities and to the positive effect on the financial result of the point to point appreciation of the BRL against the USD of 17% in 2016, as previously explained.

Fertilizer Assets (Discontinued Operations)

In December, 2016, the Company executed an agreement with The Mosaic Company ("Mosaic") to sell: (i) the phosphate assets it owned, located in Brazil, except those principally related to the nitrogen assets located in Cubatão; (ii) the control in Campañia Minera Miski Mayo S.A.C, in Peru; (iii) the potassium assets it owned, located in Brazil; and (iv) the potassium projects in Canada.

Therefore, the fertilizer segment, including the assets of Cubatão, is presented as a discontinued operation and the related assets and liabilities were classified as held for sale, as established by IFRS 5.

As a consequence the net assets of the fertilizer segment were adjusted to reflect the fair value less the cost of sale and a loss of R$ 5.899 billion (R$ 3.893 billion net of taxes) was recognized in the income statement of the discontinued operations of the business year ending at December 31, 2016.

Net Financial Results

There was a gain in the net financial result of 672.1%, going from an expense of R$ 36.053 billion in 2015 to a gain of R$ 6.302 billion in 2016, mainly because of the positive exchange variation and gains from debt swap derivatives in Reais.

Taxation on profit

In 2016, an income tax expense of R$ 9.567 billion was recorded, compared to a revenue of R$ 19.339 billion in 2015, due to the profit recorded in 2016 against a loss assessed in 2015.

Gains/loss in the fiscal year

The result for fiscal year went from a loss of R$ 44.213 billion in 2015 to a net income of R$ 13.311 billion 2016, mainly due to a reduction of the impairment recognized in 2016, to the higher prices of the commodities and to the positive effect on the financial result of the point to point appreciation of the BRL against the USD of 17% in 2016, as previously explained.

Current A ssets Cash and cash equivalents There was no material change in cash and cash equivalents during the year ended December 31, 2016. A ccounts receivable The 107.1% increase in accounts receivable from R$ 5.763 billion on December 31, 2015 to R$ 11.937 billion on December 31, 2016 was due to higher sales prices mainly of iron ore at the end of the fiscal year ended on December 31, 2016. Inventories The reduction of 20.8% in inventories, went from R$ 13.775 billion on December 31, 2015 to R$ 10.913 billion on December 31, 2016, occurred because of the lower volumes stocked and reduction of the production costs. Prepaid taxes on income Prepaid taxes on income decreased by 85.3%, from R$ 3.513 billion on December 31, 2015 to R$ 518 million on December 31, 2016, due to compensations made in the period. Non-current assets held for sale On December 31, 2016, non-current assets held for sale totaled R$ 27.994 billion, of which R$ 13.178 billion related to the Fertilizer operation, R$ 13.652 billion related to the Nacala operation and R$ 1.164 billion related to shipping assets. On December 31, 2015, the assets held for sale refer only to the Nacala operation. For more information on the Nacala operation, see item 10.3 (b) of this Reference Form. Non-current A ssets Deferred income taxes The amount recorded in deferred income taxes decreased 22.5%, from R$ 30.867 billion on December 31, 2015 to R$ 23.931 billion on December 31, 2016, mainly as a result of the Controlling Company and its subsidiary abroad tax loss carryforward. Investments The investments account increased by 4.9%, from R$ 11.481 billion on December 31, 2015 to R$ 12.046 billion on December 31, 2016, reflecting the result of positive equity income and contributions to CSP in 2016. Fixed A ssets Fixed assets decreased by 14.5%, from R$ 211.259 billion on December 31, 2015 to R$ 180.616 billion on December 31, 2016, mainly due to the reclassification of Fertilizer assets to held for sale and the variation of assets overseas due to the devaluation of the U.S. dollar against the Real.

Current liabilities Loans and financing The reduction in the long-term loan portfolio was 44.7%, from R$ 9.788 billion on December 31, 2015 to R$ 5.410 billion on December 31, 2016, mainly due to exchange rate variation on debt in currencies other than the Real and the repayment of part of the short-term debt through new long-term funding. Other financial liabilities The balance of other financial liabilities decreased from R$ 9.963 billion on December 31, 2015 to R$ 3.539 billion on December 31, 2016. The reduction refers mainly to the amounts of derivative financial instruments, which was 83.4%, from R$ 8.107 billion on December 31, 2015 to R $ 1.349 billion on December 31, 2016, mainly due to (i) the maturity of the bunker oil transactions, together with the effect of the fall in the market price of bunker oil and (ii) the depreciation of the U.S. dollar against the Real, which affected foreign exchange swaps. Liabilities related to non-current assets held for sale Liabilities related to non-current assets held for sale increased by 754.3%, from R$ 416 million on December 31, 2015 to R$ 3.554 billion on December 31, 2016, due to the availability of the Fertilizer segment for sale. Non-current Liabilities Loans and financing The reduction in the loans and financing was 12.4%, from R$ 102.878 billion on December 31, 2015 to R$ 90.154 billion on December 31, 2016, basically reflecting the exchange rate variation, since a considerable part of the loans was contracted in foreign currency. Other financial liabilities The balance of other financial liabilities decreased from R$ 8.298 billion on December 31, 2015 to R$ 6.939 billion on December 31, 2016. The reduction refers to the net movement of (i) derivative financial instruments, which decreased by 34.9% from R$ 6.132 billion on December 31, 2015 (excluding the minimum return options related to the Brookfield Asset Management agreement ("Brookfield") with VLI SA ("VLI")) to R$ 3.991 billion on December 31, 2016 (including the minimum return options related to the Brookfield contract with VLI), mainly due to the depreciation of the U.S. dollar against the Real, gaining a mark-to-market gain on swap instruments, whose objective is to reduce cash flow volatility, net of the transfer of bunker oil to current liabilities; and (ii) an increase of 89.1% in shareholders debentures, from R$ 1.336 billion on December 31, 2015 to R$ 2.526 billion on December 31, 2016, due to the increase in the mark-to-market of the debentures by reason of the increase in commodities prices. Provisions The balance of other financial liabilities decreased from R$ 20.867 billion on Decem ber 31, 2015 to R$ 18.730 billion on December 31, 2016. The reduction refers to (i) a 14.8% decrease in provisions for legal proceedings, from R$ 3.210 billion on December 31, 2015 to R$ 2.734 billion on December 31, 2016, mainly reflecting reversals in pr ognostic change, recalculation and closure of processes; and (ii) a 13.5% decrease in the provision for asset demobilization, from R$ 9.313 billion on December 31, 2015 to R$ 8.055 billion on December 31, 2016, mainly due to the exchange rate applicable in part of the balance of companies abroad and the transfer to held for sale, partially offset by the adjustment to the present value of the obligation due to the change in the discount rate. Shareholders' Equity held by Controlling Shareholders The shareholders’ equity of the controlling shareholders decreased by 3%, mainly due to the distribution of part of the net income for the year in the form of interest on shareholders' equity, from R$ 131.16 billion on December 31, 2015 to R$ 127.241 billion on December 31, 2016. A nalysis of Cash Flows 2016 vs. 2015 The following table presents the values related to the consolidated cash flow statements for the fiscal years ended December 31, 2016 and December 31, 2015: O pe rating cash flow: N et gain (loss) before taxes on operating income A djustments to consolidate net profit w ith revenues from operational activities Ne t r e venue from operational activities Ne t r e venue use d in investment activities Ne t r e venue from ( used in) financing activitie s N et cash from (used in) discontinued operations Increase (reduction) in cash and cash equiv alents B eginning of the y ear cash and cash equivalents E ffect of foreign exchange v ariations in cash and cash equiv alents End of the ye ar cash and cash equivalents 27.022 (5.885) 2 1 .137 (15.673) ( 2 .861) (0.527) 2.076 14.022 (2.207) 1 3 .891 (141.78% ) (107.50% ) 5 3 .27% ( 1 8.28%) ( 4 7.57%) (32.87% ) 143.38% 32.85% (184.43% ) ( 0 .93%) (64.676) 78.467 1 3 .791 ( 1 9.180) ( 5 .457) (0.785) 0.853 10.555 2.614 1 4 .022 Net cash provided from operational activities Net cash provided from operating activities reached R$ 21.137 billion in 2016, compared to R$ 13.791 billion in 2015, representing a 53% increase, mainly due to the increase in the price of iron ore. Net cash provided from (used in) investments The net cash used in investment activities reached R$ 15.673 billion in 2016, compared to R$ 19.180 billion in 2015, which represented a decrease of 18.3% due to the reduction of capital investments. Net cash provided from (used in) financing Net cash provided from (used in) financing totaled an investment of resources of R$ 2.861 billion in 2016, compared to a source of funds of R$ 5.457 billion in 2015, due to the greater amortization of debts. 10.2 – Operating and Financial Results a. Results of Vale Operations, in particular: i. description of key components of revenue In 2017, Vale had a net operating revenue of R$ 108.532 billion, an increase of 14.7% compared to R$ 94.633 billion in 2016, mainly due to higher prices and premiums for pellets, iron ore fines and other commodities, as well as higher volumes sold of pellets, copper and metallurgical coal. In 2016, our net operating revenues increased 17.6% to R$ 94.633 billion, mainly due to higher prices for pellets, iron ore fines and other commodities, as well as higher sales volumes of pellets, iron or fines, nickel, copper and coal and were negatively affected by falling base metal prices. F iscal ye ar ende d In R$ billion on De ce mber 31, 2 0 16%2 0 15

On December 31, 2015, Vale had a net operating revenue of R$ 78.057 billion, mainly due to lower prices, partially offset by the higher volume of sales of iron ore fines, pellets and nickel. Vale’s revenue depends, among other factors, on the volume of production at its facilities and the prices for its products. Vale publishes a quarterly production report that is available on its website (www.vale.com). Increases in capacity of its facilities arising from its capital expenditure program have a significant effect on Vale’s performance. Vale’s production is also affected by acquisitions and dispositions. The following table summarizes, for the periods indicated, the distribution of our net operating revenues based on the geographical location of our customers. Nor th A me r ica U S A C anada South A me r ica B razil O thers A sia C hina Japan S outh K orea T aiw an O thers Eur ope G ermany F rance U nited K ingdom Italy O thers O the r countr ie s Ne t Re v e nue 6 .500 2.804 3.696 7 .810 6.560 1.250 44 .733 30.812 6.498 2.633 2.064 2.726 15 .104 4.747 1.086 1.285 1.531 6.455 3 .910 7 8 .057 8 .3 3.6 4.7 1 0 .0 8.4 1.6 5 7 .3 39.5 8.3 3.4 2.6 3.5 1 9 .3 6.1 1.4 1.6 2.0 8.3 5 .0 100 7 .553 3.475 4.078 8 .343 7.103 1.240 58 .027 43.778 6.019 3.041 2.147 3.042 16 .042 4.772 1.471 1.123 1.589 7.087 4 .668 94.633 8 .0 3.7 4.3 8 .8 7.5 1.3 6 1 .3 4 6 .3 6.4 3.2 2.3 3.2 1 7 .0 5.0 1.6 1.2 1.7 7.5 4 .9 100 7 .399 4.183 3.216 1 3 .210 11.091 2.119 64 .129 44.847 7.836 4.482 2.231 4.733 17 .570 4.414 1.761 1.106 1.673 8.616 6 .224 108.532 6 .8 3.9 3.0 1 2 .2 10.2 2.0 5 9 .1 41.3 7.2 4.1 2.1 4.4 1 6 .2 4.1 1.6 1.0 1.5 7.9 5 .7 100 Individually, the most important product in terms of revenue generation in fiscal years 2017, 2016 and 2015 was iron ore. F e r r ous mine r als Iron ore P ellets M anganese and ferroalloy s O thers C oal B ase me tals N ickel and others C opper O the r s Ne t Re v e nue 5 5 .413 41.427 11.916 0.518 1.552 1 .739 2 0 .491 15.534 4.957 0 .414 7 8 .057 7 1 .0 53.1 15.3 0.7 2.0 2 .2 2 6 .3 19.9 6.4 0 .5 1 0 0.0 6 9 .929 54.187 13.198 1.031 1.513 2 .882 2 1 .274 15.504 5.770 0 .548 94.633 7 3 .9 57.3 13.9 1.1 1.6 3 .0 2 2 .5 16.4 6.1 0 .6 1 0 0.0 80 .291 59.206 18.043 1.501 1.541 5 .003 21 .966 14.914 7.052 1 .272 108.532 7 4 .0 54.6 16.6 1.4 1.4 4 .6 2 0 .2 13.7 6.5 1 .2 1 0 0.0 Demand and prices The following table summarizes the average sale price of the main products for the periods indicated. F iscal y e ar e nding on De ce mbe r 3 1 In R$ billion 2 0 15% 2 0 16% 2 0 17 % F iscal ye ar ending on December 31 In R$ billion 2 0 15% 2 0 16% 2 0 17%

Iron ore Pellets Manganese Ferroalloy s C oal Thermal coal Metallurgical C oal Nick el C opper 148.94 268.13 191.54 3,018.72 186.89 276.63 378.56 2,579.57 205.08 348.50 508.42 4,322.96 175.02 285.63 39,012.71 14,566.75 158.862 408.18 33,832.35 15,454.23 227.88 550.95 34,010.17 19,094.34 The following table summarizes the indicated. average volume sold of main products for the periods Iron ore Pellets Manganese Ferroalloy s C oal Thermal coal Metallurgical C oal Nick el C opper 276,393 46,284 1,764 69 289,940 47,709 1,851 127 288,692 51,775 1,826 132 892 5,614 292 397 5,457 4,907 311 430 4,602 7,178 295 424 Iron ore and pellets Iron ore and iron ore pellets are priced based on a wide range of quality levels and physical characteristics. Price differences arise from a number of factors, such as the iron content of specific ore deposits, the beneficiation processes required to produce the desired end product, the particle size, the moisture content and the type and concentration of contaminants (such as phosphorus, alumina, silica and manganese ore) present in the ore. In addition, fines, lump ore and pellets usually command different prices. Demand for iron ore and iron ore pellets is driven by global demand for carbon steel. Demand for carbon steel, in turn, is strongly influenced by real estate and infrastructure construc tion and global industrial production. Demand from China has been the principal driver of world demand and prices. In 2017, the average of the Platts IODEX iron ore 62% reference price was US$ 71.3/t, a 22% increase over 2016, supported by the performance of the steel sector that led to steel prices higher overall. The performance of the Chinese steel industry in 2017 was boosted by the machinery, manufacturing and real estate sectors. The infrastructure sector proved to be robust, supported by relatively free credit supply in the first three quarters of the year. Manufactured goods benefited from healthy external demand from orders from developed countries and Belt and Road projects, leading China to achieve record steel production of 831.7 Mt in 2017, whi ch meant an increase of 5.7% on an annual basis. Ex-China steel output also recorded strong growth in 2017, reaching 859.5 Mt, which represented a 4.9% increase on a yearly basis, as the global economy reached the first period of synchronized Fiscal year ending on December 31 201520162017 (in thousand metric tons) Fiscal year ending on December 31 201520162017 R$/metric ton, unless otherwise indicated

growth since the 2008/2009 crisis, with the increase in consumption, the creation of jobs and the resumption of investments, reflected in demand and production of steel. Fine iron ore prices command premiums based on the iron content and its impurity grade. The lump ore and pellet prices contain premiums in relation to fine iron ore prices and are determined based on client negotiations. It should be noted that in 2017 higher price differences were observed between high and low-grade iron ore. High profitability in steel sales, high coking coal prices and environmental restrictions imposed during 2017 have led steelmakers to seek high quality ore, such as Vale's iron ore from Carajás operations, which is about 65% of Ferrous content, which allows high productivity and lower emission levels. While the US$ 46.7/ton average of the Metal Bulletin 58% iron ore reference price 2017 was only 1% higher than the 2016 average, the Metal Bulletin 65% average was US$ 88.0/t in 2017, representing a 36% increase over the average of the previous year. Our iron ore prices are grounded in a variety of price options that are usually based on spot indices for the specification of prices charged to clients. Final prices may be based on current spot prices and average prices for specific periods. In cases where the products are priced before the final price is determinable at the time of delivery, we recognize the sale based on a provisional price with a subsequent adjustment to reflect the final price. The average realized price of iron ore3 in the fiscal year ended on December 31, 2017 was 17.9% and 43.8% higher than the average prices practiced in 2016 and 2015, respectively. The average realized price of pellets¹ in the fiscal year ended on December 31, 2017 was 36.0% and 40.4% higher than the average prices practiced in 2016 and 2015, respectively. Manganese and ferroalloys The prices of manganese ore and ferroalloys are mainly influenced by trends in the carbon steel market. The prices of ferroalloys are also influenced by the prices of its main inputs, such as manganese ore, energy and coke. Manganese ore sales are based on the spot market or calculated on a quarterly basis. Ferroalloys prices are determined on a quarterly basis. Coal The demand for metallurgical coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to electricity consumption, which will continue to be driven by worldwide economic growth, especially in emerging economi es. Currently, the metallurgic coal prices are established on a quarterly basis (benchmark price system) or following the spot reference indexes. The prices of thermal coal are set in spot negotiations and/or through annual contracts. Demand for metallurgical coal in the seaborne market remained strong in 2017. Chinese demand for this type of coal is still the main force behind the increase in global demand. It is expected that Chinese imports will reach the third highest level ever recorded with 70 Mt in 2017, an 18% increase compared to 2016. Japanese imports remained relatively stable at around 70 Mt, while India showed an increase in imports of metallurgical coal from 49 Mt to 55 Mt, a 12% year -on-year increase. Overall, global imports are expected to increase by around 5.5% in 2017. Nickel Nickel is traded on the London Metal Exchange (LME), and it is mainly used to produce stainless steel. Most nickel products are priced using a discount or a premium to the LME price, depending on the technical and physical characteristics of the product. Nickel demand is largely affected by the production of stainless steel, which accounted for 69% of consumption in the fiscal year 3 Excluding the effects of exchange v ariation.

ended on December 31, 2017 (69% and 66% in the years ended on December 31, 2016 and 2015, respectively). Vale maintains short-term fixed-volume contracts with customers for the majority of its expected annual nickel sales. These contracts, together with our sales for non-stainless-steel applications (alloy steels, high nickel alloys, plating and batteries), provide stable demand for a significant portion of its annual production. In 2017, 63% of refined nickel sales were directed to non-stainless-steel applications, compared to the average primary nickel producer industry of 31%, bringing further stability to the Company's sales volume. As a result of its focus on such higher-value segments, the average realized nickel prices have typically exceeded LME prices. Stainless steel is a major driver of demand for nickel, particularly in China. In 2017, Chinese demand for stainless steel accounted for 44% of the total global demand. As a result, changes to Chinese stainless-steel production have a major impact on global demand for nickel. In 2017, Chinese stainless-steel production increased by 6% compared to 10% in 2016. In addition, the growth of stainless steel was concentrated in series 300, which contain relatively high amounts of nickel, due to their superior physical characteristics compared to other austenitic series. Copper Copper prices are determined on the basis of: (a) copper prices in final markets, such as the LME and the NYMEX; and (b) for intermediate products, such as copper concentrate (which represents the majority of the company’s sales) and copper anode, treatment and refining rates are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sale prices of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are based on the LME at a future time, typically three months after shipment of product. Demand for refined copper grew by an estimated 2% in 2017, and China accounted for approximately 48% of the world consumption. The predominant use of copper in China was in construction and in the power grid. In 2017, numerous supply disruptions, particularly in the world's largest mines due to labor negotiations and government disputes, impacted the copper industry. In the second half of the year, the demand in China, as well as positive macroeconomic data, helped to improve copper prices. ii. Factors that materially affected the operating results In 2017, operating income was R$ 34.812 billion, an increase of R$ 10.850 billion compared to operating income in 2016, mainly due to the increase in the realized sales prices of pellets and iron ore fines, coal and base metals and a reduction of R$ 3.143 billion in the line "Impairment and other gains or losses on non-current assets." In fiscal year 2017, net operating expenses (including sales and administrative, research and development, pre-operating and stoppage and other operating income (expenses)) remained in line, from R$ 5.360 billion in 2016 to R$ 5.438 billion in 2017. In 2016, operating income was R$ 23.962 billion, a variation of R$ 49.628 billion compared to the operating loss of R$ 25.666 billion in 2015, mainly due to the recovery of the prices of its products and the impact of the impairment and other gains or losses on non-current assets of 2015, which went from R$ 33.893 billion in 2015 to R$ 4.168 billion in 2016. The fiscal year of 2016 was a year in which the Company sought opportunities to reduce costs. Vale presented an 24.0% reduction in net operational expenses (including SG&A, research and development, pre-operational and stoppage, and other operational revenues (expenses)), corresponding to R$ 1.690 billion, compared to the same period in 2015, principally marked by the reduction of revenue arising out of the gold stream operation and reduction in the provision for fixed asset demobilization, due to the rate of change by virtue of the change of risk.

The Company had operating margin (before impairment and other gains or losses on non-current assets)4 of 33.0%, 29.7% and 10.5% in the fiscal years ended on December 31, 2017, 2016 and 2015, respectively. A djusted EBITDA Management uses adjusted EBITDA to evaluate each segment's contribution to performance and to support decisions on resource allocation. The Company's adjusted EBITDA is the operating income or loss, excluding (i) depreciation, depletion and amortization, (ii) impairment and other gains or losses on non-current assets, (iii) onerous contracts, and adding (iv) dividends received and interest from affiliates and joint consolidated financial statements. ventures. For more information, see note 3 in our Net sales rev enue EBIT (Earnings before interest and taxes) A djusted EBITDA Shareholders’ compensation (controller) 78.057 8.227 21.741 5.026 94.633 28.130 40.906 5.524 108.532 35.837 48.992 4.721 The following table shows a reconciliation of adjusted EBITDA with net income (loss) from continuing operations for the years ended on December 31, 2017, 2016 and 2015. Net income (loss) from continuing operations Depreciation, amortization, and depletion Taxation on profit Net financial income EBIT DA (4 5 .3 3 7 ) 1 7 .4 5 5 20.278 12.450 (19.339) 36.053 12.107 9.567 (6.302) 11.842 4.607 9.650 (16.173) 32.827 46.377 Items for reconciliation of A djusted EBIT DA Impairment and other gains or losses on non-current assets Results from inv estments in affiliates and joint v entures Impairment and other results from inv estment in affiliates and joint v entures Div idends receiv ed and interest from affiliates and joint v entures A djusted EBIT DA of the continued operations 33.893 1.526 4.168 (1.111) 1.025 (0.302) 1.431 1.064 4.353 0.669 0.579 1.313 21.741 40.906 48.992 b. Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services Exchange rate variations The results are affected in several ways by changes in the Real currency exchange rates. Changes in the closing exchange rate influence our financial results, while changes in the average exchange rate affect our operating performance. In 2017, on average, the real appreciated 8.35% against the U.S. dollar, from an exchange rate of R$ 3.48/US$ 1.00 in 2016 to R$ 3.19/US$ 1.00 in 2017. 4 O perational margin (before the impairment and other results of non -current assets) relates to the ratio of (i) net sales rev enues less the sum of costs of goods sold and serv ices rendered and operational rev enues (expenses) ov er (ii) net operational rev enues. EBIT DA Years ended December 31, In R$ billion 2015 2016 2017 Fiscal year ending on December 31 In R$ billion201520162017

Most of the Company's revenues are expressed in U.S. dollars, whereas most costs of the goods sold are expressed in other currencies, mainly the Brazilian real (54.25% on December 31, 2017), the U.S. dollar (31.13% on December 31, 2017), Canadian dollars (11.66% on December 31, 2017), Indonesian rupees, Australian dollars, euros and others. In 2017, the Brazilian real depreciated 1.5% against the U.S. dollar, from a closing exchange rate of R$ 3.26/US$ 1.00 on December 31, 2016 to R$ 3.31/US$ 1.00 on December 31, 2017. Most of the long-term debt (R$ 57.578 billion on December 31, 2017, not including interest incurred) is denominated in currencies other than the real, principally the U.S. dollar. Due to the fact that Vale's functional currency is the Brazilian real, changes in the value of the U.S. dollar against the Brazilian real result gains or losses in net liabilities that result in foreign exchange gains or losses on the financial result. As a consequence of the depreciation of the Brazilian real against the U.S. dollar in the fiscal year ended on December 31, 2017, net monetary and exchange variation caused a negative impact on net income of R$ 2.130 billion in the fiscal year. The net result of the currency and interest rate swaps, mainly to convert the debt in Brazilian reais into U.S. dollars to protect the cash flow from currency price volatility, produced a positive accounting effect of R$ 997 million in the fiscal year ended on December 31, 2017, of which R$ 764 million generated a negative impact on the cash flow . In January 2017, the Company implemented a hedge accounting for foreign exchange risk related to its net investments in Vale International and Vale Austria. The objective of the program is to mitigate the impact of exchange rate variation on results, reducing volatility a nd allowing the financial result to better reflect the company's economic performance. In 2016, on average, the Brazilian real depreciated by 4% compared to the U.S. dollar, from an exchange rate of R$ 3.34/US$ 1.00 on December 31, 2015 to R$ 3.48/US$ 1.00 in 2016. Regarding the fiscal years ended on December 31, 2015 and December 31, 2016, most part of the company’s revenue was in U.S. dollars, while most part of the costs of assets sold was in other currencies, especially real (49% and 54% in the fiscal years ended in December 31, 2015 and December 31, 2016, respectively), additional to U.S. dollar (34% and 29% in the fiscal years ended on December 31, 2015 and December 31, 2016, respectively), Canadian dollar (13% and 12% in the fiscal years ended on December 31, 2015 and December 31, 2016, respectively), Indonesian rupiah, Australian dollars, euros, and others. Exchange rates, thus, affected the Company’s operating margin. In 2016, the real appreciated 17% compared to the U.S. dollar, from a closing exchange rate of R$ 3.90/US$ 1.00 on December 31, 2015 to R$ 3.26/US$ 1.00 on December 31, 2016. Most of the long-term debt in years 2015 and 2016 was in currencies other than real, especially U.S. dollar (73.7% in 2015 and 71.5% in 2016). As Vale’s functional currency is real, changes to the U.S. dollar against the real, caused variations to net liabilities, resulting in exchange gains or losses in the financial income. On December 31, 2015 and December 31, 2016, the debt in reais was R$ 21.638 billion and R$ 21.578 billion, respectively. As most of the revenue was in U.S. dollars, Vale used derivatives to translate the debt in real into U.S. dollars. As a consequence of the appreciation of the real compared to the U.S. dollar in the fiscal year ended December 31, 2016, net monetary and exchange rate variation had a positive impact on net income of R$ 10.8 billion in 2016. In 2015, there was a depreciation of the Brazilian real compared to the U.S. dollar (in addition to inflation this year), net monetary and exchange variation caused a negative impact on net income of R$ 25.109 billion. The net result of currency and interest rate swaps, mainly structured to convert the debt in Brazilian reais into U.S. dollars to protect the cash flow against exchange rate volatility, produced a positive accounting effect of R$ 3.2 billion in the fiscal year ended on December 31,

2016, of which R$ 2.6 billion a generated negative cash effect, and a negative accounting effect of R$ 4.6 billion in 2015, of which R$ 1.0 billion generated a negative cash effect. Variations in Price and Volumes The Company's revenues are mainly affected by changes in prices as well as changes in the volumes of products it commercializes. On December 31, 2017, the net operating revenue from sales of the Company's products was R$ 108.532 billion. As most of the revenue is linked to the marketing of ferrous minerals, including iron ore and pellets, the increase in price and better premiums for iron ore and pellets contribute significantly to the Company's revenue growth. On December 31, 2016 and December 31, 2015, the revenue coming from the marketing of the Company’s products was R$ 94.633 billion and R$ 78.057 billion, respectively. The following table shows our net operating revenue by segment for the periods indicated. Ferrous Minerals Base Metals C oal O thers 71.0% 26.3% 2.2% 0.5% 73.9% 22.5% 3.0% 0.6% 74.0% 20.2% 4.6% 1.2% T otal 1 0 0 .0% 1 0 0 .0% 1 0 0 .0 % Sales of ferrous minerals accounted for 74.0% of the Company's total net operating revenues in 2016, standing at 73.9% in the same period of 2016 and slightly above 71.0% in 2015. Several factors influenced the prices and the demand for the different products of the Company, such as: (a) Ferrous and impurities content and size of the particles (for iron ore and pellets); (b) tendencies of the market of carbon steel and price of the main inputs (for manganese and ferroalloys); (c) demand for steel, especially in Asia, and for coal, especially in the Chinese production; (d) discount or premium in relation to the price negotiated on the LME (for nickel); (e) price of copper metal in final markets (for copper). For more information on changes to its products’ prices, as well as on changes to the volumes sold in the last three fiscal years, see item "10.2 (a) (i) (ii)" of this Reference Form, in particular the comparative tables inserted in such items. Variations in the inflation rates The Company's revenues are not significantly affected by inflation rates, and the main variations in operational income is attributable to price changes and volumes changes . c. Impact of inflation, price variations of main inputs and products, exchange rate and interest rates on operating results and the issuer's financial result, when relevant For comments on the inflationary impact, price variations in the main products and exchange rates, see item "10.2 (b)" of this Reference Form. Interest Rate Vale is exposed to the risk of interest rates for loans and financings. Debt tied to interest rates in US$ consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered Rate). The floating rate of its debt expressed in Brazilian reais includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of Fiscal Year Ended on December 31, Business segments201520162017 services in the Brazilian market. The interest on these obligations is tied primarily to the CDI (Interbank Deposit Certificate), the reference interest rate on the Brazilian interbank market, and the TJLP (long-term interest rate). We use swap operations to convert most part of this debt into fixed rates in U.S. dollars. On December 31, 2017, before swap operations, 18% of the debt was in reais and the remaining 82% was in other currencies. On December 31, 2016, before swap operations, 23% of the debt was in Brazilian reais and the other 77% in other currencies. On December 31, 2015, before swap operations, 19% of the debt was in Brazilian reais and the remaining 81% was in other currencies. On December 31, 2017, approximately 35.6% of debt was tied to the floating interest rate, compared to around 47.4% on December 31,2016 and 42.4% on December 31, 2015. Price of main inputs Fuel oil and gas costs are an important component of Vale’s production cost and represented 6.2% of its total cost of products sold in the fiscal year ending on December 31, 2017; 7.0% in 2016; and 6.4% in 2015. Costs with electricity account for 4.6% of total cost of products sold in the fiscal year ended on December 31, 2017; 3.9% in 2016, and 2.6% in 2015. The impairment of non-current assets and onerous contracts recorded in 2017 resulted in a loss of R$ 883 million. This amount refers to the Company's impairment, based on the premise that includes the discounted cash flow and the commodities prices. Vale does not provide guidance in the form of quantitative forecasts regarding its future financial performance. Vale seeks to disclose as much information as possible about its views on the various markets where it operates, its guidelines, strategies and its implementation, in order to provide capital market participants with sound basis for their expectations regarding the Company’s performance in the medium and long term. 10.3 Events with relevant effects, occurred and expected, in the financial statements of the Company and its results a.Introduction or disposal of operating segment 2017 Cubatão (part of the fertilizer segment) On November 2017, the Company entered into an agreement with Yara International ASA ("Yara") to sell assets located in Cubatão, Brazil. The agreed value of this agreement is R$ 844 million (US$ 255 million) to be paid in cash. The conclusion of the transaction is expected by the end of 2018 and is subject to compliance with the usual conditions precedent, including approval by the Administrative Council for Economic Defense ("CADE") and other authorities. Net assets were adjusted to reflect fair value less costs to sell and a loss of R$ 508 million was recognized in the income statement of discontinued operations. 2016 Fertilizers (Discontinued operations) On December 2016, the Company entered into an agreement with The Mosaic Company ("Mosaic") to sell: (i) its phosphate assets located in Brazil, except those mainly related to assets located in Cubatão; (ii) control at Compañia Minera Miski Mayo S.A.C., in Per u; (iii) its potash assets located in Brazil; and (iv) its potash projects in Canada.

Therefore, the fertilizer segment, including the assets of Cubatão, is presented as a discontinued operation and the related assets and liabilities were classified as held for sale, as established by IFRS 5. On January 2018 (subsequent event), the Company and Mosaic concluded the transaction, which was preceded by some final adjustments made by the parties under the original terms and conditions of the negotiation. As a result of these changes, the Company received R$ 3.573 billion (US$ 1.080 billion) in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic's total capital after the issuance of these shares (R$ 2.901 billion (US$ 877 million), based on Mosaic's share quotation on the closing date of the transaction). Net fertilizer assets were adjusted to reflect fair value less costs to sell and a loss in 2017 in the amount of R$ 2.325 billion (R$ 5.899 billion in 2016) was recognized in the statement of income of discontinued operations. 2015 There were no introduction or disposal of operating segment in fiscal year 2015 that have caused or may cause relevant effects on the financial statements. b. Incorporation, acquisition or divestiture of stakeholder positions Main A cquisitions 2017 There were no shareholding acquisitions in fiscal the year 2017 that have caused or may cause relevant effects on the financial statements. 2016 Minas da Serra Geral S.A . ("MSG") In March of 2016, the Company performed the purchase option of an additional participation of 50% in MSG which was detained by the JFE Steel Corporation ("JFE") for the sum of R$ 65 million. With this, Vale holds 100% of the capital of MSG. 2015 There were no shareholding acquisitions in fiscal year 2015 that have caused or may cause relevant effects on the financial statements. Main investment disposals and asset sales In accordance with the strategy, the Company continues to reduce our stakes in non-core assets. The following is a summary of the main disposals and sales of assets during the three -year period under discussion. 2017 Coal - Nacala logistics corridor (“Nacala”) On December 2014, and in accordance with the amendments of November 2016, the Company entered into an agreement with Mitsui & Co. Ltd. ("Mitsui") to transfer 50% of its 66.7% stake in the Nacala Logistics Corridor ("CLN"), formed by the companies that own the concessions of railroads and ports located in Mozambique and Malawi. In addition, Mitsui committed to acquire a 15% stake in Vale's holding company, which holds control of the Moatize Coal Project. On March 2017, the transaction was completed and the amount of R$ 2.186 billion (US$ 690 million) was received by Vale. Upon completion of the transaction, the Company (i) holds an 81% stake in Vale Mozambique, while maintaining control of the Moatize Coal Project and (ii) it shares control of the Nacala Logistics Corridor (Nacala BV), with Mitsui. As a consequence of the shared control of Nacala BV, the Company: (i) made a write-off of assets and liabilities classified as held for sale in the total amount of R$ 13.130 billion (US$ 4.144 billion), of which R$ 12.874 billion (US$ 4.063 billion) refers to property, plant and equipment and intangible assets; (ii) made the write-off of R$ 44 million (US$ 14 million) related to cash and cash equivalents; (iii) recognized a gain of R$ 1.403 billion (US$ 447 million) in the result related to the sale and remeasurement at fair value of its remaining interest in Nacala BV based on the consideration received; (iv) reclassified the gain related to the cumulative translation adjustments to income in the amount of R$ 35 million (US$ 11 million); The result of the transaction of the assets related to the Nacala logistics corridor was recognized in the result as "Impairment and other gains or losses on non-current assets." The results of the coal holding transaction were recognized in "Non-controlling shareholders’ results" in the amount of R$ 329 million (US$ 105 million), directly in Shareholders' Equity. The amount received was recognized in the cash flow as "Proceeds from the sale of property, plant and equipment and investment" in the amount of R$ 1.387 billion (US$ 435 million) and "Transactions with non-controlling shareholders" in the amount of R$ 799 million (US$ 255 million). Due to the deconsolidation of the Nacala Logistics Corridor, Vale has, after the transaction, outstanding loan balances with Nacala BV and Pangea Emirates Ltd declared as related parties. On November 2017, Nacala BV entered into financial agreements in the form of a project finance, to receive US$ 2.7 billion (R$ 8.9 billion) contracted that will be used to partially amortize loans with the Company. The proceeds will be received on March 21, 2018. Shipping assets During the year ended December 31, 2017, the Company concluded the sale of four VLOC's and two Floating Transfer Stations for the amount of R$ 1.259 billion. The Company recognized a loss of R$ 436 million in the result as "Impairment and other gains or losses on non-current assets". A sset write-offs In 2017, the Company recognized in the result a loss of R$ 1.144 billion as "Impairment and other gains or losses on non-current assets" related to write-off of non-viable projects and operating assets written off through sale or obsolescence. 2016 Thyssenkrupp Companhia Siderúrgica do A tlântico Ltd (“CSA ”) In April 2016, the Company sold 100% of its stake in CSA (26.87%) for a non-significant amount. This transaction resulted in a loss of R$ 266 million related to the recycling of "Cumulative translation adjustments" recognized in the income statement as "Impairment and other results from investment in affiliates and joint ventures."

Shipping assets On June 2016, Vale approved the plan to sell its fleet of eleven ships. As a consequence, the referred to assets were reclassified to non-current assets held for sale and the loss in the amount of R$ 228 million was recorded in the result as “Result in the measurement or sale of non-current assets”. In the year ended December 31, 2016, the Company concluded the sale of three Very Large Ore Carriers ("VLOC's") for R$ 863 million and four capesizes for R$ 470 million. On December 31, 2016, four vessels were still recorded as assets held for sale. Sale of part of the gold stream produced as by -product In 2013, the Company entered into a gold transaction with Wheaton Precious Metals Corp. ("WPM") with amendments in March 2015 and August 2016 to sell 75% of the gold mined as a by-product of the Salobo copper mine and 70% of the gold mined as a by-product of the Sudbury nickel mines. The operations were bifurcated into two identifiable components of the transaction: (i) the sale of mining rights and (ii) services for the extraction of gold to the extent that Vale acts as a gold mining agent for WPM. The result of the sale of mining rights from the additional transactions of R$ 480 million and R$ 722 million was recognized in the fiscal year ended December 31, 2016 and 2015, respectively, as "Other net operating expenses." 2015 Shandong Yankuang International Coking Co., Ltd. (“Yankuang”) The Company completed the sale of its total interest in Yankuang, a producer of coke, methanol and other products. In this operation, Vale recognized a gain of R$ 241 million as "Impairment and other results from investment in affiliates and joint ventures." Restructuring power generation assets On February 27, 2015, Vale has concluded the transaction that began in 2013 with Cemig GT to create the joint venture Aliança Geração de Energia S.A., and on March 31, 2015, Vale concluded the transaction with CEMIG GT for the sale of 49% of Vale’s share in Norte Energia. Minerações Brasileiras Reunidas – MBR On July 29, 2015, Vale has executed the Purchase and Sale A greement of Shares and other issues, with the Fundo de Investimento em Participações Multisetorial Plus II (“FIP Plus II ”), which shares are held on this date by Banco Bradesco BBI S.A. (“BBI”), under which it promised to sell the class A preferred shares representing 36.4% of the capital stock of Minerações Brasileiras Reunidas S.A. – MBR (“MBR”), for R$ 4.0 billion, subject to suspension conditions usually applicable, including prior approval of the operation by CADE. On September 1, 2015, the sale was concluded for the agreed price, which was transferred in one single installment on that date, and Vale now holds directly and indirectly 61.9% of the capital stock and 98.3% of the common capital of MBR. Vale also holds a purchase option of shares issued by MBR currently held by BBI, successor of FIP Plus II. Shipping assets In 2015, the Company completed the sale of 12 ships with a capacity of 400,000 tons each. The Company received cash resources of R$ 4.770 billion.

c. Unusual events or operations 2017 Contingencies related to the Samarco accident (i) Public-interest civil action filed by the Brazilian government and others The Federal Government, the two Brazilian states impacted by the rupture of the dam (Espírito Santo and Minas Gerais) and other governmental authorities filed a public-interest civil action against Samarco and its shareholders, Vale S.A. and BHPB, whose value indicated by the plaintiffs is R$ 20.2 billion. On March 2016, an agreement was signed regarding the rupture of the dam, which was ratified by the Regional Federal Appellate Court of the 1st Region on May 2016. Such approval was suspended by the Superior Court of Justice on June 2016, leading to the restoration of the public civil action, in addition to maintaining other judicial determinations, such as: (a) the unavailability of the Samarco, Vale S .A. and BHPB mining concessions, without, however, limiting its production and marketing activities; and (b) the need to make a deposit in the amount of R$ 1.2 billion, which was provisionally replaced by the guarantees included in the preliminary agreement with the Federal Public Prosecutors ("MPF"), as detailed in item (ii) as follows. (ii) Public-interest civil action filed by the MPF On May 3, 2016, the MPF filed a public civil action against Samarco and its shareholders, through which it filed several requests, including: (i) the adoption of measures aimed at mitigating the social, economic and environmental impacts resulting from the disruption of the dam, as well as other emergency measures; (ii) payment of compensation to the community; and (iii) payment of collective moral damages. The amount in dispute indicated by the MPF is R$ 155 billion. On January 2017, Samarco, Vale S.A. and BHPB (jointly referred to as "companies") entered into two Preliminary Consent Decrees ("PCD") with the MPF. The purpose of the First PCD is to define the procedures and the timetable of negotiations for the execution of a Final Consent Decree ("Final Decree"), initially expected to occur by June 30, 2017, with this deadline being extended to April 2018. The First PCD establishes the bases for settlement of the public-interest civil actions mentioned above, in the amounts of R$ 20.2 billion and R$ 155 billion, respectively, which are currently suspended. The First Term also foresees: (a) the hiring of experts paid by the companies, as retained experts of the MPF, to make a diagnosis of the socio-environmental and socio-economic impacts and to monitor the progress of the programs of the Agreement; and (b) the holding of public hearings and the contracting of technical advisory services to those affected, in order to allow the participation of communities in defining the content of the Final Term. The First PCD also foresees the commitment of Samarco, Vale and BHPB to guarantee the fulfillment of the obligations of the reparation programs foreseen in the two public civil actions mentioned, until the conclusion of the Final Term, in the amount of R$ 2.2 billion, of which: (i) R$ 100 million in financial investments; (ii) R$ 1.3 billion in guarantee insurance; and (iii) R$ 800 million in assets of Samarco. If, after April 20, 2018, the negotiations are not finalized, the MPF may request the reinstatement of the order of deposit of R$ 1.2 billion, determined in the public civil action of R$ 20.2 billion, currently suspended, as well as execution of guarantees of up to R$ 7.7 billion in this action of R$ 155 billion. On March 16, 2017, the 12th Federal Court of the Judicial Branch of Belo Horizonte partially ratified the First PCD, and this decision includes: (i) approval of the hiring of specialized companies for the socio-environmental diagnosis and evaluation of socio-environmental and socioeconomic programs provided for in the Agreement and establishment of a term for contracting a socio-economic diagnostic company; (ii) the meeting and suspension of certain related processes, in order to avoid contradictory or conflicting decisions, bringing a procedural unit to enable the negotiation of a final agreement; and (iii) temporary acceptance of the guarantees offered by Samarco and its shareholders, pursuant to the PCD, mentioned above. In addition, on January 19, 2017, a second PCD was signed, which establishes a schedule for the provision of funds for programs to repair the socio-economical and socio-environmental damages caused by the rupture of the Fundão dam in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova in the amount of R$ 200 million. This term was also legally ratified. The parties followed in the negotiations for the hiring of experts from the socioeconomic area, and on November 16, 2017, they signed an Amendment Term to the First Term - APCD, through which they defined the issues related to socioeconomic diagnosis, their institutional design and the experts who, within 90 days of signing the APCD, should submit commercial and technical proposals for the implementation of the services. In parallel, the parties, together with the plaintiffs of the public civil action of R$ 20.2 billion, the State Public Prosecutor's Office and the Public Defender's Office, conduct the negotiation of the desired Final Term. (iii) Class actions in the United States of America Filed by holders of American Depositary Receipts Vale S.A. and some of its executives were appointed as defendants in potential class action lawsuits filed with the Federal Court in New York, filed by investors holding American Depositary Receipts issued by Vale S .A., based on US federal securities laws. The lawsuits claim that Vale S.A. made false and misleading statements or failed to make disclosures about the risks and hazards of the Samarco Fundão dam operations and the adequacy of related programs and procedures. The plaintiffs did not specify the amounts of the alleged damages or of the alleged indemnities pleaded in these actions. On March 23, 2017, the judge rendered a decision dismissing a significant portion of the claims against Vale S.A. and the individual defendants, and determining the continuation of the action with respect to more limited requests. Requests that have not been terminated refer to certain statements contained in Vale S.A.'s sustainability reports in 2013 and 2014 on procedures, policies and risk mitigation plans and certain statements made at a conference call in November 2015 regarding responsibility of Vale S.A. for the rupture of the Fundão dam. At the end of April 2017, the "Discovery" phase began, whereby the authors submitted a preliminary request for the disclosure of documents ("Initial Disclosures"). Vale S.A. continues to contest the claims that have not yet been exhausted in relation to this lawsuit. Filed by holders of Samarco debt securities On March 2017, holders of debt securities issued by Samarco filed a class action lawsuit against Samarco, Vale S.A. and BHPB, claiming compensation for alleged U.S. federal securities laws. The plaintiffs allege that false and misleading statements would have been filed or disclosures would have been omitted on the risks and hazards of the operations of the Samarco Fundão dam and the adequacy of related programs and procedures. The plaintiffs also allege that with the collapse of the Fundão dam, Samarco's securities fell sharply in value, causing them losses and claim damages without specifying values. Vale S.A. continues to defend this lawsuit. (iv) Complaint

On October 20, 2016, the MPF filed a complaint with the Federal Court against Vale S .A., BHPB, Samarco, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for alleged crimes against the environment, urban planning and cultural heritage, floods, landslides, as well as for alleged crimes against the victims of the rupture of the Fundão dam. In a decision published in November 2017, the Federal Court of Ponte Nova resumed the criminal action and indicated the beginning of the evidentiary stage, but neither the dates have been designated nor the place where the hearings will be held. (v) Other lawsuits Furthermore, Samarco and its shareholders were named as defendants in several other lawsuits brought by individuals, companies, governmental entities or public prosecutors seeking pain and suffering damages and/or property damages. Due to the stage of the lawsuits involving Samarco's accident and described above, it is not possible at this time to determine a range of possible outcomes or a reliable estimate of the potential exposure to Vale S.A. Consequently, no contingent liability has been quantified and no provision is being recognized for lawsuits related to the accident. For more information related to the rupture of the dam of Samarco Mineração S.A., see section 10.1 h. 2016 Contingencies related to the Samarco accident Contingencies related to the Samarco accident are presented above. 10.4 Significant changes in accounting practices - Corrections and remarks in auditor’s opinion. a. significant changes in accounting practices 2017 There was no significant change in 2017. Normative documents issued in 2017 are related to the adoption of new accounting pronouncements or interpretations issued by the IASB, but not yet in force in 2017. (I) Pronouncements, interpretations, or updates issued by the IA SB to be adopted after December 31, 2017 The pronouncements and interpretations issued in 2017 for adoption after this fiscal year have no material impact on the Company. (II) Pronouncements, interpretation, guidelines and revision approved by CVM to be adopted after December 31, 2017 • CVM Resolution No. 786, dated December 21, 2017 – Approves the Technical Interpretation ICPC 21, issued by the Accounting Pronouncements Committee, which deals with foreign currency transactions and advance (corresponding to IFRIC 22). • CVM Resolution No. 787, dated December 21, 2017 – Approves Technical Pronouncement CPC 06 (R2), issued by the Accounting Pronouncements Committee, which deals with leasing (corresponding to IFRS 16).

• CVM Resolution No. 788, dated December 21, 2017 – Approves the Technical Pronouncements Revision Document No. 12 regarding Technical Pronouncements and Technical Interpretations issued by the Accounting Pronouncements Committee (CPC). (III) Pronouncements, interpretations and guidelines issued and/or updated by CPC, adopted during year 2017 • CPC 06 (R2) – Lease operations • ICPC 21 – Foreign Currency Transaction and Advance 2016 In 2016 there was no significant change in any pronouncement. All pronouncements issued in 2016 aim at the adoption of new accounting guidelines in subsequent periods, with IFRS 16 – Leases being the most significant. IFRS 16 replaces IAS 17 Leasing operations and related interpretations and comes into force for annual periods starting on or after January 1, 2019, being adopted when it comes into force, provided that is implemented in Brazil by CPC and approved by the CVM and CFC. 2015 There were no significant changes in the accounting practices in the fiscal year of 2015. b. Significant effects of changes in accounting practices The accounting policies applied in the preparation of the financial statements are consistent with those adopted and disclosed in the financial statements of prior years. The Company has not early adopted any standards and interpretations that have been issued or amended, but which are not yet effective for the year ended December 31, 2017. The following new accounting pronouncements were issued by IASB, but are not yet effective for 2017. The Company has assessed the expected impacts on its financial statements, as detailed below: IFRS 9 Financial Instruments In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39 – Financial Instruments: Recognition and Measurement. This pronouncement introduces new approaches to the classification and measurement of financial assets and liabilities, a new impairment model and new rules for hedge accounting. This pronouncement is effective for annual periods beginning on or after January 1, 2018. The Company has reviewed its financial assets and liabilities and is expecting the following impact from the adoption of the new pronouncement on January 1, 2018: – Classification and measurement – IFRS 9 establishes a new approach to determine whether a financial asset should be measured at amortized cost or at fair value, which is based on the features of the cash flows of the instruments and on the business model in which an asset is held. The Company does not currently expect the impact of these changes to be significant. – Impairment – IFRS 9 requires the adoption of an expected loss model for the recognition of impairment of accounts receivables measured at amor tized cost, on either a 12-month or an asset lifetime basis, in lieu of the incurred loss model under IAS 39. Given that Vale's account receivables are short-term in nature and considering its credit rating and risk management policies in place, the Company does not expect these changes will have a significant impact on its financial statements.

– Hedge accounting – the current changes in IFRS 9 related to cash flow or fair value hedge will have no impact on the Company, considering that Vale has only a ne t investment hedge abroad, which has not been modified by this new pronouncement. IFRS 15 Revenue from Contracts with Customers In May 2014, the IASB issued IFRS 15, which replaces IAS 18 – Revenues and related interpretations. IFRS 15 establishes the five-step model for revenue recognition arising from contracts with customers. This new pronouncement is based on the core principle that revenue is recognized when the control of a good or service transfers to the customer and for an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services transferred. This pronouncement is effective for annual periods beginning on or after January 1, 2018. The Company will adopt this new standard on the required effective date using the modified retrospective adoption method. Accordingly, the Company will not be required to restate the comparative balances. During 2017, the Company performed a detailed assessment of IFRS 15, based on the contractual arrangements made with its customers across the Company’s main revenue streams. The result of this assessment and the impacts identified in relation to the first adoption of IFRS 15 are summarized below. Vale's revenue is predominantly derived from commoditie s sales, where the point of revenue recognition is dependent on the sales arrangement executed with the customer, which is governed by parameters established by the International Commercial Terms ("Incoterms"). There will be no significant impact on the timing of commodities revenue recognition under the new standard adopted, since usually the transfer of risks and rewards and the transfer of control under the sales contracts are at the same point in time. However, a significant proportion of Vale's sales are made under CFR (Cost and Freight) or CIF (Cost, Insurance and Freight) Incoterms, under which the Company is responsible for providing freight services after the date that Vale transfers control of the goods to the customers. Currently, the revenue from freight services are recognized upon loading, as well as the related costs, and are not considered a separate service under IAS 18. Under IFRS 15, the provision of freight services under CFR and CIF modes will be a distinct service and, therefore, a separate performance obligation to which a proportion of the transaction price should be allocated and recognized in the income statement over time as the freight services are provided. The impact on the timing of revenue recognition of the proportion alloca ted to the freight service is deemed not significant to the Company's year -end results. Therefore, such revenue will not be presented separately in the Company’s financial statements. The accounting treatment for contracts with provisional pricing featur es that are currently considered as an embedded derivative, in accordance with IAS 39 – Financial Instruments, shall remain unchanged in accordance with IFRS 15 and IFRS 9 – Financial Instruments. In addition to it, IFRS 15 introduces a new disclosure requirement for the provisional prices impact on the financial statements. When applicable, systems and processes will be tailored to allow the disclosure of this information in the Company's financial statements. IFRS 15 also requires the Company to treat deferred revenue from the gold stream sales transaction as variable and, therefore, it must be adjusted each time there is a change in the estimate of future production. The Company does not expect a significant adjustment arising from the adoption of this new standard. IFRS 16 Lease

In January 2016, the IASB issued IFRS 16, which replaces IAS 17 – Lease operations and related interpretations. The IFRS 16 sets forth that the lessee must recognize all leases on the balance sheet, as the distinction between operating and finance leases is removed. This pronouncement provides certain exemptions from recognizing leases on the balance sheet, including contracts where the underlying asset is of low value or the lease term is 12 months or less. Pursuant to this new pronouncement, the Company will be required to recognize right of use lease assets and lease liabilities on the balance sheet. Liabilities are measured based on the present value of future payments under the lease agreement. The right of use lease asset generally reflects the lease liability. This pronouncement shall apply for annual periods beginning on or after January 1, 2019. The Company has commenced the qualitative analysis of its main contracts and will continue to assess the quantitative potential effect of IFRS 16 during 2018, which depends on the decision regarding the transition method and the use of practical expedients and/or exemptions It is therefore not yet possible to estimate the amount of right-of-use assets and lease liabilities that will have to be recognized on adoption of the new pronouncement and how this may affect the Company’s income statement.

c. Corrections and emphasis in the auditor's opinion There were no corrections in the opinions drafted by our independent auditors relating to the financial statements for 2015, 2016, and 2017. There are no emphasis-of-matter paragraphs in the financial statements for fiscal years ending on December 31, 2015, 2016 and 2017. 10.5 – Critical A ccounting Policies The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in the process of applying the Group's accounting policies. These estimates are based on experience, best knowledge, information available at the balance sheet date and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in facts and circumstances may lead to revision of estimates. Actual future results may differ from the estimates. Significant estimates and judgments applied by the Company in preparing these financial statements are thus presented: a) Deferred revenue – Gold stream Defining the gain on sale of mining rights and the deferred revenue portion of the transaction required the use of critical accounting estimates, as follows: – Discount rates used to measure the present value of future inflows and outflows; – Allocation of costs between nickel or copper and gold based on relative prices; – Expected margin for the independent elements (sale of mining rights and services for gold extraction) based on Company's best estimate. b) Deferred income taxes Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into account the analysis of future results, supported by economic and financial projections, prepared based on internal assumptions and macroeconomic business and tax scenarios that may be subject to changes in the future. The assumptions of future profits are based on the production, sales planning, commodity prices, operational costs, capital costs planning and restructuring. c) Consolidation In some circumstances, judgment is required to determine whether, after considering all relevant factors, the Company has control, joint control or significant influence over an entity. Significant influence includes situations of collective control. The Company holds a majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano -Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização), and the management has concluded that the Company does not have a sufficiently dominant voting interest to have the power to direct the entity's activities. As a result, these entities are accounted for under the equity method due to shareholders' agreements, where relevant decisions are shared with other parties.

d) Mineral Reserves and Useful Life of the Mines The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about future conditions that are uncertain, including future ore prices, exchange and inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proven reserves and probable reserves of the Company. The estimated volume of mineral reserves is used as a basis for calculating the portion of the mining assets that is depleted, and their estimated useful life is a major factor in quantifying the provision of environmental recovery of the mines and the impairment of long-term assets. Any change to the estimate of the volume of reserves of the mines and the useful lives of the related assets may have a significant impact on the depreciation, depletion and amortization charges and the impairment assessment. e) Impairment of assets The Company determines its cash flows based on budgets approved by management, which use the following assumptions: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sales prices consistent with projections available in the reports published by the industry, considering the market quotation, when appropriate; (iv) useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect the specific risks of each cash-generating unit. These assumptions are subject to risks and uncertainties. Hence, there is a possibility that changes in circumstances will change these projections, which may affect the impairment of the assets. f) Liabilities related to interest in affiliates and joint ventures The provision requires the use of assumptions that may be affected primarily by: (i) changes in the scope of work included in the Agreement as a result of further technical analysis and ongoing negotiations with the Federal Prosecution Office; (ii) resolution of the uncertainty regarding the resumption of Samarco's operations; (iii) discount rate updates; and (iv) resolution of existing legal claims. As a result, the expenses to be incurred in the future may differ from the amounts provisioned and changes in these estimates may result in a material impact on the amount of the provision in the future. At each reporting period, the Company will reassess the main assumptions used by Samarco in the preparation of the projected cash flow, and any changes will be reflected in the respective provision, when applicable. g) Fair value estimate The fair value of financial instruments not traded in an active market is determined by using valuation techniques. The Company uses its judgment to choose the various methods. Assumptions are based on market conditions existing at the balance sheet date. h) A sset retirement obligations Judgment is required to determine the main assumptions used in the measurement of the asset retirement obligations, such as interest rate, cost of closure, useful life of the asset, considering the current stage of depletion, and the projected dates of depletion of each mine. Any change in these assumptions may significantly affect the provisioned amount. Therefore, the Company considers the accounting estimates related to the costs for the closure of the mine as a critical accounting estimate. These estimates are reviewed each year. i) Litigation

By their nature, legal suits will be resolved when one or more future events occur or fail to occur. Typically, the occurrence or not of such events does not depend on the Company, and the uncertainties in the legal environment involves exercising significant estimates and judgments of the part of the Management regarding the potential outcomes of future events. j) Retirement benefit obligations The amounts reported in this account depend on a number of factors that are determined based on actuarial calculations using several assumptions to determine the costs and liabilities. One of the assumptions used is the determination and use of the discount rate. Any changes in these assumptions will affect the accounting records. At the end of each year, the Company, together with external actuaries, reviews which assumptions should be used for the following year. These assumptions are used to determine the fair value of assets and liabilities, costs and expenses and future values of estimated cash outflows, which are recorded in the pension plan obligations. 10.6 – Significant items Not Included in the Financial Statements a. A ssets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items) i. Operational leases, assets and liabilities Vale has operational lease agreements with its joint ventures Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização, under which Vale leases its pelletizing plants. These operational leases are in effect for 3 and 10 years, and are renewable. The Company also hold operational leasing contracts for the exploration and processing of iron ore with joint ventures and port operations with third parties. Future minimum payment obligations for operational leases are as follows, on December 31, 2017: In R$ billion 2018 2019 2020 2021 2022 and subsequent periods A ll minimum payments required 0.935 0.633 0.593 0.588 0.732 3.481 ii. offset portfolio of receivables where the entity maintains risks and responsibilities, including respective liabilities There is no offset portfolio of receivables where Vale maintains risks and responsibilities, that are not included in the Company balance sheet. iii. A greement for future sale and purchase of products or services The commitments with purchase obligations derive mainly from contracts for the acquisition of fuel and energy, and the acquisition of raw materials and services. The future minimum payment commitments referring to the future obligation of purchases are the following, for the date of December 31, 2017:

In R$ billion 2018 2019 2020 2021 2022 and subsequent periods A ll minimum payments required 7.248 3.378 2.269 1.997 12.442 27.334 iv. Unfinished construction agreements There are no unfinished construction agreements that are not included in the Company balance sheet. v. A greements for futures from financing Nickel operations – Indonesia PT Vale Indonesia Tbk ("PTVI"), which is a subsidiary of the Company and a public company in Indonesia, has an agreement in force with the Indonesian Government to operate its mining licenses, which includes a commitment to divest 20% of PTVI's shares to the Indonesian market by October 2019 (approximately 20% of PTVI's shares are already listed on the Indonesian Stock Exchange). The existing major shareholders, Vale Canada and Sumitomo Metal Mining, Co., Ltd., will comply with the divestment obligation on a pro rata basis. (II) Guarantees granted On December 31, 2017, the total of guarantees granted by Vale (within the limit of its indirect or direct interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled R$ 1.250 billion and R$ 4.952 billion, respectively. The net values of property, plant and equipment pledged to secure judicial claims correspond, on December 31, 2017 and 2016, to R$ 50 million and R$ 113 million, respectively.

(b) other items not evident in the financial statements Railway transportation companies The Company entered into concession contracts with the Federal Government, through the Ministry of Transport, for exploration and development of public railway transport of cargo and passengers, under supervision of the National Agency of Ground Transportation (ANTT). The accounting records of concessions are classified as intangible assets. Termination of the concession for the railways Vitória-Minas and Carajás are June 2027. The contractual bases and expiration dates of the railway transport did not change during the period. The concession will be terminated in case of end of the contractual period, expropriation, forfeiture, cancellation, bankruptcy or closure of the Concessionary. Port Terminals Vale owns specialized port terminals, as follows: Terminal de Tubarão Vale S.A . Vitória - ES 2039 Terminal Marítimo de Ponta da Madeira Vale S.A . São Luis - MA 2039 C PBS – C ompanhia Portuária Baía de Sepetiba Terminal de Exportação de Minério Itaguaí/RJ 2021 Except for Terminal de Exportação de Minério granted to CPBS – Companhia Portuária Baía de Sepetiba, the Adherence Agreements applicable to other port terminals were adapted to the new port law, Law 12.815/2013, and new agreements were executed in September 2014, for 25 years, renewable for equal periods. There are no other items not shown in Vale’s financial statements other than those previously reported. 10.7 – Comments on items not evidenced in the Financial Statements (a) how these items alter or may alter revenue, expenses, operating income, financial expenses or other items in the issuer financial statements Vale’s Directors do not expect relevant effects on the operations described in item "10. 6" of this Reference Form and not recorded in the financial statements that would change the revenues, expenses, operating result, financial expenses or other items in Vale’s financial information. (b) nature and purpose of the operation For a description of the nature and purpose of each operation, see item “10.6” in this Reference Form. MC R – Mineração C orumbaense Reunida Terminal de Gregório C urvoS.A .C orumbá/MS2039 Terminal da Ilha GuaíbaVale S.A .Mangaratiba – RJ2039 Terminal de Praia MoleVale S.A .Vitória - ES2039

(c) nature and amount of obligations and rights in favor of the issuer arising out of the operation For a description of the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in our financial statements, please refer to item "10.6" of this Reference Form. 10.8 – Company Business Plan a. Investments, including: (i) qualitative and quantitative description of ongoing and planned investments; (ii) sources of investment financing; and (iii) relevant ongoing and planned divestments. b. A lready-disclosed acquisition of plant, equipment, patents or other assets that should materially affect Vale’s production capacity c. New products and services, including: (i) description of ongoing research already published; (ii) the total amounts spent by the issuer on research to develop new products or services; (iii) ongoing projects already announced; and (iv) the total amounts spent by the issuer to develop new product s or services Note: To convert the amounts of investments made, the average exchange rate in the periods has been used for conversion. In 2017, Vale's investments (execution of projects and maintenance of operations) totaled R$ 12.275 billion. The investment for project execution was R$ 5.158 billion, while for maintenance of existing operations was R$ 7.117 billion. Investments on corporate social responsibility totaled R$ 1.952 billion, comprised of R$ 1.553 billion in environmental protection and conservation and R$ 399 million in social projects. In 2016, Vale's investments (execution of projects and maintenance of operations) totaled R$ 18.062 billion. The investment for project execution was R$ 10.796 billion, while for maintenance of existing operations was R$ 7.266 billion. Investments on corporate social responsibility totaled R$ 2.458 billion, comprised of R$ 1.962 billion in environmental protection and conservation and R$ 496 million in social projects. In 2015, Vale's investments (execution of projects and maintenance of operations) totaled R$ 27.202 billion. The investment for project execution was R$ 18.381 billion, while for maintenance of existing operations was R$ 8.821 billion. Investments on corporate social responsibility totaled R$ 2.673 million, comprised by R$ 1.764 million in environmental protection and R$ 909 million in social projects. Starting in 2013, expenses with Research and Development (R&D) were not included in the investments amount, which, in turn, include project execution and maintenance of existing operations, and are based in disbursements. The main acquisitions are discussed in item “10.3” of this Reference Form. In 2016, Vale started operations in three projects: the mine and plant of S11D, Moatize II and CSP. In 2015, Vale started operations in three projects: Conceição Itabiritos II, Cauê Itabiritos and Nacala Port.

2018 Capital Budget In November 2017, the Board of Directors approved the investments budget for 2018, in the amount of US$ 3.837 billion (equivalent to R$ 12.854 billion), including disbursements of US$ 972 million (equivalent to R$ 3.256 billion) for the execution of projects, and US$ 2.865 billion (equivalent to R$ 9.598 billion) dedicated to the sustaining of existing operations and replacement projects. Vale’s main iron ore growth initiative, the S11D mine and plant project, in addition to its integrated infrastructure, CLN S11D, accounts for 82% of the US$ 972 million budgeted for the development of projects in 2017. The following table shows the estimated allocation of investments for the sustaining of existing operations: 1 Includes the C lean A E R project. The following table shows the main projects under development by Vale and/or by companies in the group: its start-up. onshore port phy sical progress. railroad achieved progress, totaling progress. Project Estimated start-up Executed capex Estimated capex Status R$ million 2015 2016 2017 2018 T otal Project CLN S11 D Increase logistic capacity of Northern Sy stem to support S11D mine, including duplicating approximately 570 k m of railroad, building 101 k m of a new railroad branch, purchase of wagons and locomotiv es and onshore and offshore expansion at the Ponta da Madeira Maritime terminal . Increase nominal logistic capacity on the C arajás Railroad to approximately 230 Mtpa. 1H14 to 2H19 3,910 3,507 2,108 2,064 22,012 Expansion of the offshore port had Expansion of the achiev ed 93% of Duplication of the 80% of phy sical 505 k m deliv ered. 88% of phy sical INVEST MENT S T O MA INT A IN OPERA T IONS IN 2018 – A LLOCA T ION BY BUSINESS SEGMENT S1 US$ million Operations T ailings Dam and Piles Health and Safety Corporate Social Responsibility A dministrative and Others T otal Ferrous minerals 1,028 213 206 62 119 1,628 Base metals 749 35 188 44 27 1,043 Coal 150 - 14 16 3 182 Others 4 - - - 8 12 T otal 1,931 248 408 121 157 2,865

10.9 – Other factors with relevant influence on the operating performance that have not been identified or commented on other items in this section. There are no other facts occurred in the last three fiscal years with relevant influence on the operational performance other than those identified and commented in other items in this section.

11. Projections 11.1 – Disclosed projections and assumptions1 The Company clarifies that the information disclosed in this item represents a mere estimate, hypothetical data and, under no circumstances, constitute a promise of performance by the Company and/or its directors. The projections presented below involve market factors beyond the Company's control and, therefore, they may change. a. Purpose of the Projection Production Vale estimates the production volume for its iron ore business at around 390 Mt in 2018, around 400 Mt in 2019, around 400 Mt in 2020, around 400 Mt in 2021 and around 400 Mt in 2022. Vale estimates the production volume for its iron ore operation – S11D at around 50 to 55 Mt in 2018, from 70 to 80 Mt in 2019 and at 90 Mt in 2020. Vale estimates the production volume for its nickel business at 263,000 tons in 2018, 262,000 tons in 2019, 268,000 tons in 2020, 266,000 tons in 2021 and 280,000 tons in 2022. Vale estimates the production volume for its pellets business at around 55 Mt in 2018, 60 Mt in 2019, 60 Mt in 2020, 65 Mt in 2021 and 65 Mt in 2022. Vale estimates the production volume for its copper business at 422,000 tons in 2018, 424,000 tons in 2019, 433,000 tons in 2020 and 438,000 tons in 2021. Vale estimates a coal production volume at 15 Mt in 2018, 18 Mt in 2019, 18 Mt in 2020, 20 Mt in 2021 and 20 Mt in 2022. Cost Vale estimates the unit cash cost (after by-product credits) for its Sudbury's nickel business operations in 2018 at US$ 3,098/t, for Thompson at US$ 8,094/t, for Voisey's Bay at US$ 4,680/t, for VNC at US$ 9,717/t, for PTVI at US$ 6,329/t and for Onça Puma at US$ 7,704/t. Vale estimates the unit cash cost (after by-product credits) for its Sudbury's nickel business in 2019 at US$ 1,621/t. Vale estimates a pro forma production cash cost2 for its coal business at US$ 70/t in 2018, at US$ 67/t in 2019, at US$ 65/t in 2020, at US$ 59/t in 2021 and US$ 56/t in 2022. Vale estimates the net tariff for railway and the Port of Nacala ("Net Tariff, Nacala")3 at US$ 26/t in 2018, at US$ 20/t in 2019, at US$ 20/t in 2020, at US$ 19/t in 2021 and at $21/t in 2022. Vale estimates non-recurring costs4 in the Nacala tariff at US$ 4/t in 2018. Net Debt Vale estimates its net debt, at the end of 2018, between US$ 3.8 billion (R$ 12.8 billion) and US$ 10.3 billion (R$ 34.7 billion). 1 Throughout this section 11, regarding the estimates for the y ear of 2017, the exchange rate of 3.37 BRL/USD was used to conv ert amounts in US$ into R$ and, regarding the estimates for 2018 onwards, the exchange rate of 3.35 BRL/USD has been used, unless a different exchange rate is informed. 2 Production cost includes mine, plant, railroad, port and coal roy alties shipped through Nacala, excluding stock handling. 3 "Net Tariff, Nacala" is composed of inv estments, work ing capital, debt serv ice, amortization, taxes and others, net of interest receiv ed by Vale in relation to Nacala's debt to Vale. 4 Non-recurring costs are due to the pay ment of a higher principal amor tization of the Nacala's debt.

Vale expects to reach its net debt at US$ 10 billion (R$ 33.5 billion) at the end of 2020 at most. Price Realization Vale estimates the average realized premium for the iron ore selling price ranging from US$ 3.5/t to US$ 4.5/t in 2018. Adjusted EBITDA Vale estimates an Adjusted EBITDA ("Adjusted EBITDA") in 2018 for its (a) nickel business between US$ 900 million (R$ 3.0 billion) and US$ 1 billion (R$ 3.4 billion); (b) copper between US$ 700 million (R$ 2.3 billion) and US$ 800 million (R$ 2.7 billion). Vale estimates an Adjusted EBITDA per ton of Ferrous Minerals (excluding manganese and ferro-alloys) ranging from US$ 41/t to US$ 43/t in 2020, equivalent to an estimated increase from US$ 1.2 billion (US$ 4.0 billion) to US$ 2.0 billion (R$ 6.7 billion) in 2020 compared to 2017. Vale estimates an Adjusted EBITDA for its Coal segment at US$ 481 million (R$ 1.6 billion) in 2018. Vale estimates an Adjusted EBITDA for its Base Metals segment ranging from US$ 1.8 billion (R$ 6.0 billion) to US$ 5.4 billion (R$ 18.1 billion) in 2020. Vale estimates an Adjusted EBITDA in 2020 ranging from US$ 13.0 billion (R$ 43.6 billion) to US$ 19.0 billion (R$ 63.7 billion) and EBITDA less maintenance investments in 2020 ranging from US$ 10.4 billion (R$ 34.8 billion) to US$ 16.4 billion (R$ 54.9 billion), as a result of the following EBITDA estimates less maintenance investments: (a) iron ore between US$ 9.3 billion (R$ 31.2 billion) and US$ 13.0 billion (R$ 43.6 billion), (b) nickel operations between US$ 0.6 billion (R$ 2.00 billion) and US$ 1.8 billion (R$ 6.0 billion), (c) copper operations between US$ 0.7 billion (R$ 2.3 billion) and US$ 1.3 billion (R$ 4.4 billion), (d) coal between US$ 0.1 billion (R$ 0.3 billion) and US$ 0.6 billion (R$ 2.0 billion), and (e) others5 negative at US$ 0.3 billion (R$ 1.0 billion). CAPEX Vale estimates its investments ("CAPEX") (a) in 2018 at US$ 3.8 billion (R$ 12.7 billion); (b) in 2019 at US$ 4.0 billion (R$ 13.4 billion); (c) in 2020 at US$ 4.2 billion (R$ 14.1 billion), (d) in 2021 at US$ 3.7 billion (R$ 12.4 billion), and (e) in 2022 at US$ 3.2 billion (R$ 10.7 billion). Vale estimates a CAPEX in 2018 for its (a) nickel business at US$ 900 million (R$ 3.0 billion); (b) copper between US$ 150 million (R$ 503 million) and US$ 180 million (R$ 603 million), and (c) coal between US$ 150 million (R$ 503 million) and US$ 250 million (R$ 838 million). Cash Flow Vale estimates a cumulative free cash flow6 from 2018 to 2020 ranging from approximately US$ 13 billion (R$ 43.6 billion) to approximately US$ 25 billion (R$ 83.8 billion). Cash Disbursements Vale estimates cash disbursements related to Samarco at US$ 393 million (R$ 1.3 billion) in 2018, US$ 215 million (R$ 720 million) in 2019, and US$ 144 million (R$ 482 million) in 2020. Vale estimates cash disbursements related to Refis at US$ 490 million (R$ 1.6 billion) in 2018. 5 O thers include Energy , Mineral Exploration and Ironwork Industry. 6 Free cash flow calculated as O perating C ash by deducting C A PEX, income tax, expenses related to Refis, financial expenses net of financial income, results with deriv ativ es and adding the estimated v alue of the sales of assets.

Vale estimates cash disbursements for pre-operating expenses at US$ 110 million (R$ 369 million) in 2018, at US$ 35 million (R$ 117 million) in 2019 and at US$ 25 million (R$ 84 million) in 2020. Vale estimates its financial expenses between US$ 1 billion (R$ 3,4 billion) and US$ 1.1 billion (R$ 3.7 billion) in 2018, between US$ 600 million (R$ 2.0 billion) and US$ 700 million (R$ 2.3 billion) in 2019, and between US$ 550 million (R$ 1.8 billion) and US$ 650 million (R$ 2.2 billion) in 2020. b. Projected period and projection expiration period Production The projected period for the production of iron ore, S11D, pellets, nickel, copper and coal for 2018, 2019, 2020, 2021 and 2022 are the indicated fiscal years in themselves. In turn, the expiration period for the estimates made consists of the disclosure of the production report for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above. Cost The projected period for the unit cash cost (after by-product credits) of its nickel business operations in Sudbury, Thompson, Voisey's Bay, VNC, PTVI and Onça Puma as of 2018 and in Sudbury as of 2019 are the indicated fiscal years. In turn, the expiration period for the estimates made consists of the disclosure of the result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above. The projected period for the production cost of its coal business (Port of Nacala) and the Nacala Tariff, net, for 2018, 2019, 2020, 2021 and 2022 are the fiscal years in themselves. In turn, the expiration period for the estimates made consists of the disclosure of the result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above. The projected period for non-recurring costs in the Nacala Tariff, net, as of 2018, is the end of 2017. In turn, the expiration period for the estimate made consists of the disclosure of the results for the fiscal year ending December 31st, 2018, which will be available to the market in 2019. Net Debt The projected period for the 2018 net debt is the end of 2018. The expiration period for the estimate made is the disclosure of the results for the fiscal year ending December 31st, 2018, which will be available to the market in 2019. The projected period for the 2020 net debt is the end of 2020. The expiration period for the estimate made is the disclosure of the results for the fiscal year ending December 31st, 2020, which will be available to the market in 2021. Price Realization The projected period for the average realized premium of the iron ore selling price consists of the fiscal year of 2018. In turn, the expiration period for the estimate made is the disclosure of the results for the fiscal year ending December 31st, 2018, which will be available to the market in 2019. Adjusted EBITDA The projected period for the Adjusted EBITDA of the nickel, copper and coal business is the fiscal year of 2018. In turn, the expiration period for the estimates made consists of the disclosure of the results for the fiscal year ending December 31st, 2018, which will be available to the market in 2019. The projected periods for the increase in the Adjusted EBITDA of the ferrous minerals segment consist of the fiscal years of 2018 and 2020. In turn, the expiration period for the estimates made is the disclosure of the results for each fiscal year ending December 31st, 2018 and December 31st, 2020, which will be available to the market in 2019 and 2021, respectively. The projected period for the Adjusted EBITDA of the coal segment consists of the fiscal year of 2018. In turn, the expiration period for the estimate made is the disclosure of the results for the fiscal year ending December 31st, 2018, which will be available to the market in 2019, respectively. The projected period for the Adjusted EBITDA of the Base Metals segment is the 2020 fiscal year. In turn, the expiration period for the estimate made consists of the disclosure of the results for the fiscal year ending December 31st, 2020, which will be available to the market in 2021. The projected period for the Adjusted EBITDA and the EBITDA less Vale's maintenance investments is the 2020 fiscal year. In turn, the expiration period for the estimates made is the disclosure of the results for the fiscal year ending December 31st, 2020, which will be available to the market in 2021. CAPEX The projected period for the CAPEX of the nickel, copper and coal business is the 2018 fiscal year. The expiration period for the estimates made is the disclosure of the results for the fiscal year ending December 31st, 2018, which will be available to the market in 2019. The periods projected for the Company's CAPEX consist of the fiscal years ending December 31st, 2018, 2019, 2020, 2021 and 2022. In turn, the expiration period for the estimates made consists of the disclosure of the result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above. Cash Flow The projected periods for the Company's free cash flow and cash disbursements (related to Samarco, Refis, Pre-Operating Expenses and Financial Expenses) consist of the fiscal years ending December 31st, 2018, 2019 and 2020. In turn, the expiration period for the estimates made consists of the disclosure of the result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above. Shareholder Return The projected period for the Company's shareholder return is the end of 2020. In turn, the expiration period for the estimate made consists of the disclosure of the results for the fiscal year ending December 31st, 2020, which will be available to the market in 2021. The projected period for the EV/EBITDA multiple is the end of 2018. In turn, the expiration period for the estimate made consists of the disclosure of the results for the fiscal year ending December 31st, 2018, which will be available to the market in 2019. The projected period for Vale's return on assets as of 2020 is the end of 2020. In turn, the expiration period for the estimate made consists of the disclosure of the results for the fiscal year ending December 31st, 2020, which will be available to the market in 2021. c. A ssumptions for the projection, indicating which may be influenced by the Company's management and which are beyond its control

All the assumptions mentioned below are subject to external influence factors, which are beyond the control of the Company's management. Therefore, in the event of any relevant future changes to these assumptions, the Company may review its estimates mentioned below, modifying them compared to those originally presented. Net Debt Regarding the projection of the net debt presented for 2018, the assumptions used were as follows: (a) the sale of Fertilizers, the sale of the vessels and the Coal Project Finance being concluded; (b) average Platts IODEX price for iron ore between US$ 60 and US$ 75 per ton in 2018; (c) average LME nickel price at US$ 10,500 per ton in 2018; (d) average LME copper price at US$ 5,600 per ton in 2018; (e) bunker oil price at US$ 270/t in 2018; and (f) the exchange rate of BRL/US$ 3.35 at the end of 2018. Regarding the projection of net debt presented for 2020, the assumptions used were as follows: (a) the sale of Fertilizers, the sale of Company's vessels and the Coal Project Fina nce being concluded; (b) average Platts IODEX price for iron ore between US$ 55 and US$ 65 per ton in 2020; (c) the average LME nickel price between US$ 10,000 per ton and US$ 14,000 per ton in 2020; (d) average LME copper price between US$ 6,000 per ton and US$ 8,000 per ton in 2020; (e) average price for coal between US$ 130 per ton and US$ 170 per ton in 2020; and (f) the exchange rate of BRL/US$ 3.35 at the end of 2020. Price Realization The assumptions used for the average realized premium of the iron ore selling price is the premium on the Platts IODEX index 62% Iron content, including the value of each Iron point above 62% and the premium, and it does not include pellets. Adjusted EBITDA The assumptions used to project the Adjusted EBITDA per ton of Ferrous Minerals (excluding manganese and ferro-alloys) for the fiscal year of 2020 were: (a) a gain from US$ 1.0 to US$ 1.5 per ton arising from the S11D operating at full capacity; (b) a gain from US$ 0.5 to US$ 1.0 per ton arising from the optimization of the integrated value chain; (c) a gain of US$ 0.5 per ton arising from an improvement in the global recovery; (d) a gain from US$ 0.5 to US$ 1.5 per ton arising from the cost management program; and (e) a gain of US$ 0.5 per ton resulting from innovation and automation. The assumptions used to project the Adjusted EBITDA of the coal business for the fiscal year of 2018 were: (a) the average Platts price for HCC metallurgical coal at US$ 170/t and for thermal coal at US$ 70/t in 2018; and (b) production volume of 16 million tons in 2018. The assumptions used to project the Adjusted EBITDA of the nickel business for the fiscal year of 2018 were: (a) average LME nickel price at US$ 10,000 per ton in 2018, and (b) nickel production volume of 263,000 tons in 2018. The assumptions used to project the Adjusted EBITDA of the copper business for the fiscal year of 2018 were: (a) average LME copper price at US$ 5,600 per ton in 2018, and (b) copper production volume of 422,000 tons in 2018. The assumptions used to project the Adjusted EBITDA of the Base Metals business for the fiscal year of 2020 were: (a) the average LME nickel price between US$ 10,000/t and US$ 20,000/t in 2020; (b) nickel production volume of 268,000 tons in 2020; (c) the average LME copper price between US$ 5,500/t and US$ 7,500/t in 2020; and (d) copper production volume of 433,000 tons in 2020.

The assumptions used to project Vale's Adjusted EBITDA and the EBITDA less Vale's maintenance investments for the fiscal year of 2020 were: (a) iron ore prices from US$ 55/t to US$ 65/t; (b) nickel prices from US$ 10,000/t to US$ 14,000/t; (c) copper price s from US$ 6,000/t to US$ 8,000/t; and (d) coal prices from US$ 130/t to US$ 170/t. CAPEX The assumptions used for CAPEX projection for the fiscal years of 2018, 2019, 2020, 2021 and 2022 were the exchange rate of BRL/US$ 3.35. Cash Flow The assumptions used to project cumulative Free Cash Flow and cash disbursements (referring to Samarco, Refis, pre-operating expenses and financial expenses) for fiscal years from 2018 to 2020 were: (a) iron ore prices ranging from US$ 55/t to US$ 65/t; (b) nickel prices ranging from US$ 10,000/t to US$ 14,000/t; (c) copper prices at US$ 6,000/t; (d) proceeds from divestments of US$ 1.5 billion; and (e) the exchange rate of 3.35 BRL/USD. Shareholder Return The assumptions used for the projection of the Shareholders' Return for the 2020 fiscal year, measured as the gain between the market value of November 24th, 2017 and the market value scenarios plus dividends in 2020, were: (a) total EBITDA between US$ 13 billion and US$ 19 billion; (b) value of the company between US$ 78 billion and US$ 133 billion; (c) net debt of US$ 10 billion; and (d) cumulative dividends from US$ 8 billion to US$ 20 billion. Values of the indicators that are subject of the forecast 7 d. Production See below, for reference purposes, the Company's production realized for the last three fiscal years: Costs Nick el: Cash cost per unit after byproduct credits 7 Throughout this section 11, the exchange rate of 3.35 BRL/USD will be used to conv ert amounts in US$ into R$, unless a different exchange rate is informed. Indicators (US$/t) 2018 2019 Sudbury 3,098 1,621 Thompson 8,094 - F iscal Y e ar s Ende d 2017 2016 2015 Iron ore (Mt) 366.5 349 371 Iron ore – S11D (Mt) 22.2 0 0 Pellets (Mt) 50.3 46 46 Nick el (Kt) 288.2 311 291 C opper (Kt) 438.5 453 424 C oal (Mt) 11.3 7 7 Indicator 2018 2019 2020 2021 2022 Iron ore (Mt) around 390 around 400 around 400 around 400 around 400 Iron ore – S11D (Mt) 50 – 55 70 – 80 90 - - Pellets (Mt) around 55 around 60 around 60 around 65 around 65 Nick el (Kt) 263 262 268 266 280 C opper (Kt) 422 424 433 438 - C oal (Mt) 15 18 18 20 20

Coal: Production cost at Nacala Port Net Debt 1 It considers the exchange rate in Reais against the U .S . D ollar of 3.37. See below, for reference purposes, the Company's Net Debt realized for the last three fiscal years: 1 It considers the amount reported by the Company according to IFRS standards in U S$. 2 It considers the amount reported by the Company according to IFRS standards in U S$ converted into Reais at the exchange rate, dated D ecember 31st, 2017, of 3.31 B RL/USD. Price Realization A DJUSTED EBITDA See below, for reference purposes, the Company's indicators realized for the last three fiscal years: billion)2 billion)2 (negativ e at R$ 1.73 billion)2 F iscal Y e ar s Ende d 2017 2016 2015 A djusted EBITDA for the nick el business U S $ 954 million1 (R$ 3.1 billion)2 U S $ 985 million1 (R$ 3.37 billion)2 U S $ 632 million1 (R$ 1.94 A djusted EBITDA for the copper business U S $ 1.185 billion1 (R$ 3.8 billion)2 U S $ 713 million1 (R$ 2.47 billion)2 U S $ 526 million* 1 (R$ 1.76 A djusted EBITDA for the coal business U S $ 330 million1 (R$ 1.3 billion)2 N egativ e at U S $ 54 million1 (negativ e at R$ 245 million)2 N egative at US$ 508 million1 Indicator Estimate A djusted EBITDA for the nick el business in 2018 US$ 900 million (R$ 3.0 billion) – US$ 1 billion (R$ 3.4 billion) A djusted EBITDA for the copper business in 2018 US$ 700 million (R$ 2.3 billion) – US$ 800 million (R$ 2.7 billion) A djusted EBITDA per ton of ferrous minerals (excluding manganese and ferro-alloy s) in 2020 US$ 41 – US$ 43 per ton A djusted EBITDA for the coal business in 2018 US$ 481 million (R$ 1.6 billion) A djusted EBITDA for the Base Metal business in 2020 US$ 1.8 billion (R$ 6.0 billion) – US$ 5.4 billion (R$ 18.1 billion) Vale's A djusted EBITDA in 2020 US$ 13 billion (R$ 43.6 billion) – US$ 19 billion (R$ 63.7 billion) A djusted EBITDA less Vale's maintenance inv estments in 2020 US$ 10.4 billion (R$ 34.8 billion) – US$ 16.4 billion (R$ 54.9 billion) Indicator Estimate A v erage realized premium for the iron ore selling price in 2018 US$ 3.5/t – US$ 4.5/t F iscal Y e ar s Ende d 2017 2016 2015 N et debt U S $ 18.1 billion1 (R$ 60.0 billion)2 U S $ 25.06 billion1 (R$ 81.67 billion)2 U S $ 25.26 billion1 (R$ 98.64 billion)2 Indicator Estimate1 Net debt at the end of 2018 US$ 3.8 billion (R$ 12.8 billion)1 to US$ 10.3 billion (R$ 34.7 billion)1 Net debt at the end of 2020 at most US$ 10 billion (R$ 33.5 billion) Indicators (US$/t) 2018 2019 2020 2021 2022 Production cost 70 67 65 59 56 Net tariff for railway and Port of Nacala 26 20 20 19 21 Non-recurring costs in the Nacala Tariff 4 - - - - Voisey 's Bay 4,680 - VNC 9,717 - PTVI 6,329 - O nça Puma 7,704 -

billion)2 billion)2 billion)2 billion)5 1 It considers the amount reported by the Company according to IFRS standards in U S$. 2 It considers the amount reported by the Company according to IFRS standards in R$ . 3 It considers the maintenance investment of U S$ 2.231 billion converted into Reais at the average exchange rate of 3.20 B RL/U SD in 2017. 4 It considers the maintenance investment of U S$ 2.302 billion converted into Reais at the average exchange rate of 3.49 B RL/U S D in 2016. 5 It considers the maintenance investment of U S$ 2.853 billion converted into Reais at the average exchange rate of 3.34 B RL/U SD in 2015. CA PEX 1 It considers the exchange rate in Reais against the U .S . D ollar of 3.35 used in the C ompany 's projections. See below, for reference purposes, the Company's CAPEX realized for the last three fiscal years: billion)1 billion)1 million)1 billion)1 Cash Flow Cash Disbursements See below, for reference purposes, the Company's cash disbursements described for the last three fiscal years: F iscal Y e ar s Ende d 2017 2016 2015 Samarco U S $ 435 million (R$ 1.4 billion)1 U S $ 139 million (R$ 456 million)1 0 Indicator (US$ million) 2018 2019 2020 Samarco 393 215 144 Refis 490 - - Pre-operating expenses 110 35 25 Financial expenses 1,000 – 1,100 600 – 700 550 – 650 Indicator Estimate C umulativ e free cash flow from 2018 to 2020 From approximately US$ 13 billion (R$ 43.6 billion) to approximately US$ 25 billion (R$ 83.8 billion) F iscal Y e ar s Ende d 2017 2016 2015 C A PEX U S $ 3.8 billion (R$ 12.3 billion)1 U S $ 5.50 billion (R$ 19.14 billion)1 U S $ 8.56 billion (R$ 28.55 Nick el Business C A PEX U S $ 906 million (R$ 2.9 billion)1 U S $ 871 million (R$ 3.03 billion)1 U S $ 1.31 billion (R$ 4.37 C opper business C A PEX U S $ 104 million (R$ 332 million)1 U S $ 186 million (R$ 647 million)1 U S $ 242 million (R$ 807 C oal business C A PEX U S $ 118 million (R$ 378 million)1 U S $ 626 million (R$ 2.18 billion)1 U S $ 1.56 billion (R$ 5.20 Indicator Estimate1 C A PEX in 2018 US$ 3.8 billion (R$ 12.7 billion) C A PEX in 2019 US$ 4.0 billion (R$ 13.4 billion) C A PEX in 2020 US$ 4.2 billion (R$ 14.1 billion) C A PEX in 2021 US$ 3.7 billion (R$ 12.4 billion) C A PEX in 2022 US$ 3.2 billion (R$ 10.7 billion) C A PEX for the nick el business in 2018 US$ 900 million (R$ 3.0 billion) C A PEX for the copper business in 2018 between US$ 150 million (R$ 503 million) and US$ 180 million (R$ 603 million) C A PEX for the coal business in 2018 between US$ 150 million (R$ 503 million) and US$ 250 million (R$ 838 million) A djusted EBITDA for the ferrous minerals business U S $ 13.192 billion1 (R$ 42.1 billion)2 U S $ 10.48 billion1 (R$ 35.84 billion)2 U S $ 5.90 billion1 (R$ 19.96 A djusted EBITDA for the base metal business U S $ 2.139 billion1 (R$ 6.8 billion)2 U S $ 1.848 billion1 (R$ 6.33 billion)2 U S $ 1.388 billion1 (R$ 4.43 A djusted EBITDA U S $ 15.338 billion1 (R$ 48.992 billion)2 U S $ 12.18 billion1 (R$ 41.64 billion)2 U S $ 7.08 billion1 (R$ 23.65 A djusted EBITDA less maintenance inv estments U S $ 13.107 billion1 (R$ 41.853 billion)3 U S $ 9.9 billion1 (R$ 33.6 billion)4 U S $ 4.2 billion1 (R$ 14.1 billion) 2 billion) 2 billion)2 1 It considers the amount reported by the Company according to IFRS standards in U S$. 2 It considers the amount reported by the Company according to IFRS standards in R$ . 3 P re-operating expenses exclude depreciation and amortization and expenses related to discontinued operations. 4 It considers only interest on loans and financing paid. Shareholder Return Indicator Estimate Total shareholder return per y ear by 2020 Between 9% and 34% EV/EBITDA Multiple as of 2018 5.5x Vale's return on assets by 2020 Between 16% and 26% Refis U S $ 488 million1 (R$ 1.6 billion) 2 U S $ 417 million1 (U S $ 1.426 billion) 2 U S $ 384 million1 (U S$ 1.284 Pre-operating expenses3 U S $ 280 million1 (U S$ 893 million)2 U S $ 343 million1 (U S $ 1.189 billion) 2 U S $ 642 million1 (U S$ 2.136 Financial expenses4 U S $ 1.7 billion1 (R$ 5.4 billion) 2 U S $ 1.663 billion1 (R$ 5.894 billion)2 U S $ 1.457 billion1 (R$ 4.812

11.2 – Follow-up and changes to the disclosed projections 8 a. to inform which are being replaced by new projections included in the form and which of them are being repeated in the form Vale made available projections in item 11.1(c) for the current or future period, which are not intended to replace the old projection mentioned below, which refers to the period that has elapsed. Finally, it is clarified that Vale has updated the projections for the fiscal year of 2018 regarding the volume of coal production. For further information, see item (c) below. b. as to the projections for periods already elapsed, to compare the projected data with the effective performance of the indicators, clearly stating the reasons that led to deviations from projections Production Vale reported a production volume for its iron ore business of 366.5 million tons ("Mt") in alignment with an estimate of around 365 Mt in 2017. Vale reported a production volume for its iron ore operation – S11D of 22.2 Mt in alignment with an estimate of around 22 Mt in 2017. Vale reported a production volume for its nickel business of 288,200 tons in alignment with an estimated 287,000 tons in 2017. Vale reported a production volume for its pellet business of 50.3 Mt in alignment with an estimate of around 50 Mt in 2017. Vale reported a production volume for its copper business of 438,500 tons in alignment with an estimated 438,000 tons in 2017. Vale reported a coal production volume of 11.3 Mt, below the estimate of 12 Mt for 2017, due to operational problems with one of the hydraulic excavators during the fourth quarter of 2017. Cost Vale reported the unit cash cost (after by-product credits) of its nickel business operations in 2017, for the operations in the North Atlantic, at US$ 4,624/t, for VNC at US$ 8,420/t, for PTVI at US$ 6,609/t, and for Onça Puma at US$ 7,536/t; compared to the estimates for the operational units in the North Atlantic: (a) Sudbury at US$ 3,287/t, (b) Thompson at US$ 10,488/t, and (c) Voisey's Bay at US$ 3,206/t; for VNC at US$ 10,153/t; for PTVI at US$ 6,463/t; and for Onça Puma at US$ 8,622/t. The realized unit cash cost for VNC was lower than estimated due to the good performance of the VNC ramp-up operations, resulting in the dilution of fixed costs. The unit cash cost for PTVI was in alignment with the estimates. The realized unit cash cost for Onça Puma was lower than estimated due to the good performance of the operations, resulting in the dilution of fixed costs. Vale reported the pro forma production cash cost9 for its coal business in 2017 at US$ 92.9/t, above the estimated US$ 78/t, due to higher operating costs for the fourth quarter of 2017. Vale 8 Throughout this section 11, the exchange rate of 3.35 BRL/USD will be used to conv ert amounts in US$ into R$, unless a different exchange rate is informed. 9 Production cost includes mine, plant, railroad, port and coal roy alties shipped through Nacala, excluding stock handling.

reported the net tariff for railway and the Nacala Port ("Net Tariff, Nacala")10 at US$ 16/t compared to the estimated US$ 15/t in 2017, mainly due to (a) lower dilution of fixed costs as a result of a breakdown of the hydraulic excavator, which impacted the production in the fourth quarter of 2017; and (b) higher service costs in the preparation of the Nacala railroad for the rainy season, while the debt service of the Nacala Logistics Corridor to Vale increased as a result of the retroactive collection in the fourth quarter of 2017 to adjust the tariff according to the Project Finance. Net Debt Vale reported its net debt of US$ 18.1 billion (R$ 60.0 billion) at the end of 2017, above the estimate between US$ 15 billion (R$ 50.6 billion) and US$ 17 billion (R$ 57.3 billion), due to the fact that the conclusion of the sale of Fertilizers and the Coal Project Finance took place in the first quarter of 2018 versus the forecast that the conclusion would be in 2017. Price Realization Vale reported the average realizedpremium for the iron ore selling price at US$ 3.4/t, in alignment with an estimate of approximately US$ 3.5/t in 2017. Adjusted EBITDA Vale reported an Adjusted EBITDA per ton of Ferrous Minerals (excluding manganese and ferro-alloys) of US$ 37.9/t, in alignment with an estimated US$ 38/t in 2017. Vale reported an Adjusted EBITDA for its coal segment of US$ 330 million (R$ 1.3 billion), in alignment with an estimated US$ 353 million (R$ 1.2 billion) in 2017. CAPEX Vale reported its investments ("CAPEX") of US$ 3.8 billion (R$ 12.3 billion), below the estimated US$ 4.1 billion (R$ 13.8 billion) in 2017, mainly due to the postponement of some projects. Vale reported the CAPEX for its nickel business of US$ 906 million (R$ 2.9 billion), in alignment with the estimate for its nickel business of US$ 900 million (R$ 2.9 billion) in 2017. Cash Flow Vale reported cash disbursements related to Samarco of US$ 435 million (R$ 1.4 billion) in line with the estimated value of US$ 470 million (R$ 1.6 billion) as of 2017, according to Samarco's working capital requirements and the disbursements made with r espect to the remediation and compensation programs. Vale reported cash disbursements for Refis of US$ 488 million (R$ 1.6 billion) in line with an estimated US$ 490 million (R$ 1.7 billion) as of 2017. Vale reported cash disbursements related to pre-operating expenses of US$ 280 million11 (R$ 893 million), above the estimated US$ 250 million (R$ 842 million) as of 2017, due to higher pre-operating expenses of S11D, as a result of the good performance of its ramp-up. Vale reported financial expenses12 of US$ 1.7 billion (R$ 5.4 billion), in alignment with an estimate between US$ 1.6 billion (R$ 5.4 billion) and R$ 1.7 billion (R$ 5.7 billion) in 2017. 10 "Net Tariff, Nacala" is composed of inv estments, work ing capital, debt serv ice, amortization, taxes and others, net of interest receiv ed by Vale in relation to Nacala's debt to Vale. 11 Pre-operating expenses, excluding depreciation and amortization and expenses related to discontinued operations. 12 Equiv alent to gross interest on loans and financing.

c. as to the projections related to ongoing periods, to inform if the projections remain valid on the date of delivery of the form and, when applicable, to explain why they were abandoned or replaced Vale changed the estimate for its coal production volume from 16Mt to 15Mt in 2018, due to the fact that the coal production was lower than expected in the first quarter of 2018 as a result of severe weather conditions during March, in addition to the mobilization of the workforce to resume the normal levels of operation after the strike occurred in December 2017. Except for the above, the other projections and assumptions used included in item 11.1 of this Reference Form remain unchanged.

12. Shareholders’ Meeting and Management 12.1 - A dministrative structure of the issuer, as established in its articles of incorporation and by-laws The Company's management consists of a Board of Directors and a Board of Executive Officers, as detailed below, in subitems "a" and "b" of this Item 12.1, respectively. The Board of Directors has, on a permanent basis, five statutory advisory committees, namely (i) the People Committee, (ii) the Governance, Compliance and Risk Committee, (iii) the Finance Co mmittee, (iv) the Audit Committee and v) Sustainability Committee. The Board of Executive Officers, for its advisory support, has three permanent, non-statutory, technical and advisory committees, called (i) Information Disclosure Committee, (ii) Executiv e Risk Committee, and (iii) Ethics Committee. The Fiscal Council is a permanent body. a. A ttributions of the Board of Directors and permanent bodies and committees reporting to the board of directors, stating: (i) if they have their own by-laws, and if so, the body responsible for approval, the date of approval, and, if the issuer issues such rules, locations on the worldwide network where these documents may be consulted {4} Board of Directors: The Board of Directors of Vale is composed of 12 members and their respective alternates, one of them being the President and the other the Vice-President, who will have a unified term of two years, and reelection is allowed. Under Vale's Bylaws, the positions of Chairman of the Board of Officers and Director/President or Chief Executive Officer may not be held by the same person. Under the Bylaws, at least 2 (two) or 20%, whichever is greater, of the members of the Board of Directors elected shall be independent directors (as defined in the Listing Regulation of the Novo Mercado segment of B3 SA - Brasil, Bolsa e Balcão), and the characterization of those appointed to the Board of Officers as independent directors must be resolved at the General Meeting that elects them. When, as a result of compliance with the percentage defined above, a fractional number of Directors results, the number will be rounded up, in accordance with the Novo Mercado Regulation. Nevertheless, the Company undertook, in accordance with the Novo Mercado Listing Rules, to adjust the composition of its Board of Directors, with regard to the minimum number of independent members mentioned above, until the Annual General Meeting that deliberates on the financial statements related to the reporting period of 2020, observing the maximum legal deadline. It should be noted that the members of the Board of Directors elected pursuant to the optional procedure provided for in Article 141, §§ 4 and 5 of Law 6,404, dated December 15, 1976, as amended ("Corporate Law"), will also be considered independent. It is incumbent upon the Board of Directors, in addition to the attributions provided for in Law: I. To elect, evaluate and dismiss, at any time, the Executive Officers of Vale, and establish their attributions;

II. To distribute the remuneration established by the general meeting among its members and those of the Board of Executive Officers; to assign an Investor Relations function to an Executive Officer; to deliberate on the selection, evaluation, development and remuneration policies of the members of the Board of Executive Officers; to deliberate on Vale's general human resources policies proposed by the Board of Executive Officers; To establish the general orientation of the businesses of Vale, its wholly-owned subsidiaries and subsidiaries; to deliberate on Vale's strategic guidelines and strategic plan proposed annually by the Board of Executive Officers, as well as oversee the execution of the approved strategy; to deliberate on the annual and multi-annual budgets of Vale, proposed by the Board of Executive Officers; To monitor and evaluate Vale's economic and financial performance, and potentially request the Board of Executive Officers for reports with specific performance indicators; to deliberate on investment and/or divestment opportunities proposed by the Board of Executive Officers that exceed the limits of the Board of Executive Officers defined by the Board of Directors; To express its opinion on merger, spin-off, incorporation operations to which Vale is a party, as well as on acquisitions of shareholdings proposed by the Board of Executive Officers; In line with Vale's corporate purpose, to deliberate on the formation of companies or their transformation into another corporate type, the direct or indirect participation in or withdrawal from the capital of other companies, consortiums, foundations and other entities, through the exercise of the right of withdrawal, the exercise or waiver of preemptive rights in the subscription and acquisitions, directly or indirectly in stock of other companies, or any other type of participation or withdrawal allowed by law, including, without limitation, operations related to upstream and downstream mergers or split-offs in companies in which it holds interest; to deliberate on Vale's corporate and financial risk policies proposed by the Board of Executive Officers; To resolve on the issue of simple debentures, non-convertible into shares and without real guarantee, proposed by the Board of Executive Officers; to convene the General Meetings of Shareholders and to deliberate on the accounts of the Board of Executive Officers, substantiated by the Annual Management Report, as well as on the Financial Statements, for subsequent referral to the appreciation of the ann ual shareholders' meeting; to deliberate on the allocation of the profit for the year, the distribution of dividends and, when necessary, the capital budget, proposed by the Board of Executive Officers, for subsequent referral to the annual shareholders' meeting; to choose, remove and establish the scope of work of Vale's external auditors, in each case on the recommendation of the Fiscal Council, pursuant to item (ii) of paragraph 1 of Article 33 of the Bylaws and in compliance with applicable legislation; To appoint and dismiss those responsible for the governance department, the internal audit and the company's ombudsman, who will be directly subordinated to the Board of Directors; to deliberate on the policies and the annual internal audit plan proposed by Vale, as well as to become cognizant of its reports and determine the adoption of necessary measures; To supervise the management of Executive Officers and examine at any time Vale's books and papers, requesting information on agreements entered into or in the process of execution, and on any other acts, in order to guarantee the financial integrity of Vale; To act as guardian of the corporate governance model and practices, which include, but are not limited to, deliberations on changes in corporate governance rules, the accountability process, and the disclosure of information process; to deliberate on policies of functional conduct based on ethical and moral standards embodied in Vale's Code of Ethics , to be respected by all the managers and employees of Vale, its III. IV. V. VI. VII. VIII. IX. X. XI. XII. XIII. XIV. XV. XVI. XVII. XVIII. XIX. XX. XXI. XXII.

subsidiaries and controlled companies; to deliberate on policies to avoid conflicts of interest between Vale and its shareholders or its administrators, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature; to deliberate on Vale's institutional responsibility policies, especially those related to: the environment, health, safety and Vale's social responsibility proposed by the Board of Executive Officers; to establish powers of the Board of Executive Officers for the acquisition, sale and encumbrance of assets of non-current assets and for the constitution of real liens, pursuant to Article 7 of the Bylaws; to establish the Board of Executive Officers' authority for the provision of guarantees in general and the contracting of loans and financing and for the execution of other contracts; to establish powers of the Board of Executive Officers for the execution of commitments, waiver of rights and transactions of any nature, except for the waiver of pr eemptive rights in the subscription and acquisition of equity interest, pursuant to item XII of Article 14 of the Bylaws; to deliberate on any matters that are not within the competence of the Board of Executive Officers, pursuant to the Bylaws, as well as matters whose limits exceed the authority established for the Board of Executive Officers, as provided in Article 14 of the Bylaws; to deliberate on any of: reformulations, changes or amendments to shareholders' or consortiums agreements or between shareholders or between consortiums of companies or consortiums in which Vale participates, and also to enter into new agreements and/or consortiums agreements that contemplate matters of this nature; To authorize the negotiation, signing or amendment of contracts of any type or in any amount between Vale: (i) its shareholders, directly or through intermediary companies, (ii) companies that directly or indirectly participate in the capital stock of the controlling shareholder or are subsidiaries, or are under common control, by entities which participate in the equity of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with approval authority and procedures, that meet the peculiarities and the nature of the operations, without prejudice to keeping said collegiate body from being duly informed of all transactions of the company with related parties; to express an opinion on any matter to be submitted to the general meeting of shareholders; To authorize the acquisition of shares of its issue for maintenance in treasury, cancellation or subsequent sale; to deliberate on recommendations sent by the Fiscal Council of the company arising from its legal and statutory attributions; and To prepare and disclose a reasoned opinion on any public offering for the acquisition of shares related to the stock issued by Vale, disclosed within 15 days of the publication of the public offer for the acquisition of shares, which shall address at least (a) the convenience and timeliness of the public offering for the acquisition of shares considering the interests of Vale and all its shareholders, including in relation to the price and liquidity of the securities held by it; (b) the strategic plans disclosed by the offerer in relation to Vale; (c) alternatives to the acceptance of the public offering available on the market; and (d) other points that the Board of Directors deems pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission ("CVM"). This opinion should include a reasoned opinion favorable or contrary to the acceptance of the public tender offer, emphasizing that it is the responsibility of each shareholder to make a final decision on such acceptance. XXIII. XXIV. XXV. XXVI. XXVII. XXVIII. XXIX. XXX. XXXI. XXXII. XXXIII. XXXIV. It will also be the responsibility of the Board of Directors to deliberate on the nomination, proposed by the Board of Executive Officers, of the persons that are to be members of the management, advisory and fiscal bodies of the companies and entities in which the company has participation, even if indirect. In cases where it deems it appropriate, the Board of Directors may delegate the aforementioned attribution to the Board of Executive Officers. It is prohibited by Vale and its subsidiaries in Brazil or abroad to make, directly or indirectly through third parties, any contribution to political movements, even organized in parties, and to their representatives or candidates. The Company's Board of Directors has its own internal bylaws, which were approved by the Board of Directors on May 25, 2016, amended on September 28, 2017 and April 25, 2018. It should be noted that this document is available for viewing on the Company's website (http://www.vale.com/brasil/PT/aboutvale/leadership/board/Paginas/default.aspx) and CVM’s website (www.cvm.gov.br). (ii) if the issuer has a statutory audit committee, informing, if so, its main attributions, how it operates and if it meets the requirements of the regulation issued by the CVM regarding the subject. A dvisory Committees: The Board of Directors has a permanent staff of 05 advisory committees, hereinafter referred to as the People Committee, the Governance, , Compliance and Risk Committee, the Financial Committee, the Audit Committee and the Sustainability Committee. The mission of the committees is to advise the Board of Directors, including proposing improvements related to their respective areas of action, in order to give greater efficiency and quality to the decisions of the board. (A ) People Committee: Pursuant to art. 19 of the Company's Bylaws, the rules regarding the functioning and attributions of the People Committee shall be defined by the Board of Directors and established in the bylaws of the Committee. This document is available for viewing on the websites of the CVM (www.cvm.gov.br) and the Company (http:// www. vale.com/brasil/EN/investors/corporate-governance/board-committees-councils/Pages/default.aspx. Pursuant to its bylaws, duly approved by the Board of Directors Meeting held on December 14, 2017, it is the responsibility of the People Committee to: I. evaluate the Company's general human resources policies proposed by the Board of Executive Officers to the Board of Directors; evaluate the adequacy of the remuneration model of the Board of Executive Officers members and the proposal of distribution of the annual global amount for the remuneration of the officers; assist the Board of Directors in the definition and oversight of performance evaluation goals of the Board of Executive Officers and other leaders who report directly to the Chief Executive Officer; assist the Board of Directors in defining and monitoring targets for performance evaluation of those responsible for the Secretariat of Governance, Internal Audit and the Company's General Ombudsman; support the Board of Directors in the process of selecting and appointing the Chief Executive Officer, as well as evaluating the appointment by the latter of other members of the Board of Executive Officers and other leaders who report directly to the Chief Executive Officer; monitor the development of the succession plan of the Board of Executive Officers and other leaders reporting directly to the Chief Executive Officer and his / her successors and propose improvements; evaluate and recommend the adequacy of best corporate governance practices in relation to the structure, size and composition of the Board of Directors and the Advisory Committees, as well as the balance of experience, knowledge and diversity of the profile of its members; II. III. IV. V. VI. VII.

VIII. identify and recommend potential candidates for members of the Board and potential candidates for members of the Advisory Committees; IX. support the Chairman of the Board of Directors in the organization of the performance evaluation process of the Board of Directors and Advisory Committees of the Company; prepare and approve the annual work plan of the People Committee; and propose the analysis and the evaluation, as well as to opine on other subjects of its competence. X. XI. (B)Governance, Compliance and Risk Committee: Pursuant to art. 19 of the Company's Bylaws, the rules regarding the functioning and attributions of the Governance, Compliance and Risk Committee shall be defined by the Board of Directors and established in the Bylaws of the Committee. This document is available for viewing on the websites of the CVM (www.cvm.gov.br) and the Company ( http: // www. vale.com /brasil/EN/investors/corporate-governance/board-committees-councils/Pages/default.aspx). Pursuant to its Bylaws, duly approved by the Board of Directors Meeting held on December 14, 2017 and amended at the Board of Directors Meeting held on April 25, 2018, the Governance, Compliance and Risk Committee shall: I. monitor so that the Company has the structure, processes, practices, mechanisms, systems, among others, to ensure compliance with all legal and regulatory requirements and requirements applicable to the Company; ensure the adoption and improvement of good practices of compliance and integrity by the Company, including the evaluation of situations with potential conflicts of interest; ensure the effectiveness and compliance of the Company's policies and regulatory documents with the legal and regulatory requirements of its business and activities; to monitor the adequacy, strengthening and operation of all Vale's internal control systems and to propose improvements; monitor the scope of action and effectiveness of the areas responsible for corporate governance, compliance, corporate integrity, risk management and controls of the Company and propose improvements; support the Board of Directors in defining the Company's risk exposure limit; evaluate the procedures adopted by the Company regarding the effectiveness of processes and controls to identify, evaluate, monitor and manage risks; II. III. IV. V. VI. VII. VIII. monitor the Company's integrated risk map, and propose improvements in mitigation plans; IX. review annually and recommend the changes necessary to improve the corporate governance system adopted by the Company; ensure the effectiveness of mechanisms to address conflicts of interest in Company transactions, as well as opine on transactions with related parties submitted to the deliberation of the Board of Directors, under the terms of the Related Party Transactions Policy; evaluate proposals to amend corporate governance documents such as the Company Bylaws, Code of Ethics and Internal By-laws of the Advisory Committees and the Board of Directors, as well as other Policies and documents that are not part of the attribution of other Committees; promote, monitor and watch over the evolution and effectiveness of the Company's governance model, ensuring that all initiatives are aligned with best practices and in synergy; X. XI. XII. XIII. evaluate and follow up on current standards, regulations and recommendations, as well as market practices and trends that may impact the Company's activities; XIV. prepare and approve the Committee's annual work plan; and XV. propose the analysis and the evaluation, as well as to opine on other subjects of its competence. (C) Financial Committee:

Pursuant to art. 19 of the Company's Bylaws, the rules regarding the functioning and attributions of the Financial Committee shall be defined by the Board of Directors and set forth in the Bylaws of the Committee. This document is available for viewing on the websites of the CVM (www.cvm.gov.br) and the Company ( http: // www.vale.com /brasil/EN/investors/corporate-governance/board-committees-councils/Pages/default.aspx. Pursuant to its bylaws, approved on November 27, 2014 and amended at the Board of Directors Meeting held on December 14, 2017, it is incumbent upon the Financial Committee to: I. evaluate the structure and conditions of investment and divestment operations, including upstream and downstream mergers and spin-off operations in which the Company is involved; assess the compatibility between the level of shareholder remuneration and the parameters established in the annual budget and financial planning, as well as its consistency with the general dividend policy and capital structure of Company; assess minimum cash policy and financial investments; evaluate the annual budget and the annual investment plan of the Company; evaluate the annual funding plan and the limits of indebtedness of the Company; to evaluate the current investments and capital investments, which are under the approval authority of the Board of Directors; monitor the financial execution of capital projects , of current budget and cash flow; II. III. IV. V. VI. VII. VIII. monitor risks and financial controls from the perspective of the integrated risk map, and propose improvements in mitigation plans; IX. X. XI. evaluate the policy of communication with the capital market; prepare and approve the Committee's annual work plan; and Propose the analysis and evaluation, as well as to give an opinion on the other subjects of its competence{2}. (D) A udit Committee: In accordance with Company’s By-Laws, it is incumbent upon the Board of Directors to determine that the Audit Committee will exercise, with exclusivity, the following functions: I. establish procedures to be used by the Company to receive, process and handle complaints and claims related to accounting, accounting controls and audit matters, as well as ensure that the mechanisms for receiving complaints provide secrecy and anonymity to whistleblowers; recommend and assist the Board of Directors in the choice, compensation and dismissal of the Company's external auditors; resolve on the hiring of new services that may be provided by the Company's external auditors; and supervise and evaluate the work of the external auditors and determine to the management of the company the possible withholding of the remuneration of the external auditor, as well as to mediate any differences between the management and the external auditors on the Company's financial statements. II. III. IV. The Board of Directors has not yet appointed members of the Audit Committee. (E) Sustainability Committee: Pursuant to art. 19 of the Company's Bylaws, the rules regarding the functioning and attributions of the Sustainability Committee shall be defined by the Board of Directors and established in the Bylaws of the Committee. This document is available for viewing on the websites of the CVM

(www.cvm.gov.br) and the Company (http:// www.vale.com/brasil/EN/investors/corporate-governance/board-committees-councils/Pages/default.aspx. Pursuant to its bylaws, duly approved by the Board of Directors Meeting held on December 14, 2017, the Sustainability Committee has the responsibility to: I. evaluate the Company's sustainability strategy, ensuring that it is considered in defining the Company's overall strategy; evaluate the Company's policies and conduct related to Safety, Environment, He alth, Social Works, Communication and Institutional Relations; evaluate the Company's performance with respect to Sustainability aspects and propose improvements based on a long-term vision; assist in the definition, evaluation and monitoring of the Company's Sustainability indicators and propose improvements; evaluate and propose the adhesion or permanence of the Company to national or international initiatives or agreements related to social and environmental responsibility issues, as well as to monitor the preparation and dissemination of the sustainability report; monitor the scope of action and effectiveness of the area of institutional relations in negotiations with regulatory bodies and other institutional relations associated with sustainability i ssues; evaluate the policies and proposals of donations, as well as the realization of non-mandatory expenses related to item II above, which are under the approval authority of the Board of Directors; II. III. IV. V. VI. VII. VIII. monitor all risks and operational controls under the integrated risk mapping perspective, including Safety, Environment, Health and Social works risks and reputational risks, as well as propose improvements in mitigation plans; IX. prepare and approve the Committee's annual work plan; and X. propose the analysis and evaluation of topics within its competence. Internal A udit: Vale's Internal Audit area's main role is to support management and the Company as a whole in improving its internal controls, so that any identified deficiencies can be effectively remedied in a timely manner. The main mechanism used to carry out the assessment by the Internal Audit area is related to the objectives and procedures established in the Annual Audit Plan ("Plan"), which is approved by Vale's Board of Directors and compliance therewith evaluated by the other areas of Vale. The Plan, in turn, consists of the scheduling of audit exams, as well as of the budget and the resources necessary for its execution. This is based on a methodology focused on risk, including history of the work performed, information included by the Board of Executive Officer s and the Board of Directors. The non-statutory Director of Internal Audit shall review and adjust the Plan, when necessary, in response to changes in Vale's business and in view of possible risks, operations, systems and controls. Any significant deviation to the Approved Plan shall be communicated to the Board of Directors, through an advisory committee to be designated. The Internal Audit area was created in the late 1960s and is directly subordinated to the Board of Directors. The Company's Internal Audit area has its own bylaws, which were approved on December 10, 2015 by the Board of Directors. (iii) how the Board of Directors evaluates the work of the independent auditor, indicating whether the issuer has a policy of contra cting for extra-audit services with the independent auditor, and informing the body responsible for approving the policy, date of approval and, if the issuer discloses the policy, locations on the worldwide computer network where the document can be consulted The Company has specific internal procedures for approving services related to or not to the audit, contracted with its external auditors, which are based on principles that preserve its independence. These procedures were approved in February 2015. In line with the best corporate governance practices and in order to avoid conflict of interest or loss of objectivity of the independent auditors, all services rendered by the Company's independent auditors are pre-approved by the Company's Fiscal Council, and a statement of independence also obtained from the external auditors. During the 2017 reporting period, six presentations were made of the work of the external auditors to the Fiscal Council, the body responsible for supervising and evaluating the work of these auditors. For the 2018 reporting period, six presentations are scheduled to the Fiscal Council. (b) Regarding the members of the statutory Board of Executive Officers, their attributions and individual powers, indicating if the board has it s own by-laws, and, if so, informing the body responsible for approval, date of approval and, if the issuer discloses the bylaws, localities in the worldwide network of computers where the document can be consulted Board of Executive Officers: Vale's statutory Board of Executive Officers is comprised of at least 6 and a maximum of 11 members, who shall hold office for two years, and re-election is permitted. Under the terms of Vale's Bylaws, it is incumbent upon the Board of Executive Officers, in addition to the attributions provided for in Law, to: I. deliberate on the creation and elimination of the Directorates of Department subordinate to each Executive Director; prepare and propose to the Board of Directors the general human resources policies of Vale, and execute the approved policies; comply with and enforce the general orientation of Vale's business established by the Board of Directors; prepare and annually propose to the Board of Directors the strategic guidelines and strategic plan of Vale, and execute the approved strategy plan; prepare and propose to the Board of Directors the annual and multi-year budgets of Vale, and execute the approved budgets; plan and conduct Vale's operations and report Vale's economic and financial performance to the Board of Directors, including producing reports with specific performance indicators; identify, evaluate and propose to the Board of Directors investment and/or divestment opportunities that exceed the approval authority limits of the Board of Executive Officers established by the Board of Directors, and execute the approved investments and/or divestments; identify, evaluate and propose to the Board of Directors upstream and downstream mergers and spin-offs in which Vale is a party, as well as acquisitions of shareholdings, and conduct the upstream and downstream mergers, spin-offs, and acquisitions; prepare and propose to the Board of Directors the financial policies of Vale, and execute the approved policies; propose to the Board of Directors the issue of simple, non-convertible and unsecured debentures; define and propose to the Board of Directors, after the balance sheet has been drawn up, the allocation of the profit for the year, the distribution of Vale's dividends and, when necessary, the II. III. IV. V. VI. VII. VIII. IX. X. XI.

capital budget; prepare, in each reporting period, the Annual Management Report and the Financial Statements to be submitted to the Board of Directors and, thereafter, to the General Shareholders Meeting; Comply with and promote employee compliance with Vale's Code of Ethical Conduct, established by the Board of Directors; prepare and propose to the Board of Directors the policies of Vale's institutional responsibility, such as the environment, health, safety and social responsibility of Vale and implement the approved policies; to authorize the acquisition, sale and encumbrance of movable or immovable property, including securities, contracting of services, Vale being the provider or receiver thereof, being able to establish norms and delegate powers, all in accordance with the Board of Executive Officers approval authority limits established by the Board of Directors; authorize the signing of agreements, contracts and understandings that constitute liens, obligations or commitments for Vale, and establish norms and delegate powers, all in accordance with the approval authority limits of the Board of Executive Officers established by the Board of Directors; to propose to the Board of Directors any reformulations, amendments, or additions to shareholders' agreements or between shareholders, or consortium agreements or between consortiums, of Vale or consortiums in which it participates, and also propose the signing of new agreements and consortium agreements which cover matters of this nature; XII. XIII. XIV. XV. XVI. XVII. XVIII. authorize the creation and closure of branches, agencies, warehouses, depots, representation offices or any other type of establishment in Brazil and abroad; XIX. authorize the execution of commitments, waiver of rights and transactions of any nature, except for the waiver of preemptive rights in the subscription and acquisition, pursuant to item XII above, in matters within the competence of the Board of Directors, and establish norms and delegate powers, all in accordance with the approval authority limits of the Board of Executive Officers established by the Board of Directors; establish and inform the Board of Directors of the limits of individual approval authority of Executive Officers, respecting the limits of authority of the collegiate Board of Executive Officers established by the Board of Directors; and establish, based on the approval authority limits established by the Board of Directors for the Board of Executive Officers, the limits of approval authority along the hierarchical line of the administrative organization of Vale. XX. XXI. The Board of Executive Officers shall also: (i) establish the voting orientation to be followed by its representatives at general meetings or equivalent thereof in the companies, foundations and other entities in which Vale participates, directly or indir ectly. indirectly, respecting the investment opportunities and guidelines approved by the Board of Directors, as well as the respective budget, and always observing the limit of its approval authority with respect to, among other things, the indebtedness, the transfer or encumbrance of assets, the waiver of rights and the increase or reduction of equity interest; and (ii) to indicate for the Board of Directors’ resolution the persons who are to be members of the management, advisory and fiscal bodies of the companies and entities in which Vale has a participation, including indirectly. The Company's Board of Executive Officers has its own by-laws approved on December 9, 2013.  Director-President/CEO: Pursuant to Article 27 of the Bylaws, the following are attributions of the Chief Executive Officer: I. II. chair the meetings of the Board of Executive Officers; exercise the executive management of Vale, thereby complying with the coordination and supervision of the activities of the other Executive Officers, ensuring that the deliberations and guidelines established by the Board of Executive Officers and the general meeting are faithfully observed; coordinate and supervise the activities of the areas and busi ness units that are directly subordinated to it; select and submit to the Board of Directors the names of candidates for Executive Officer positions to be elected by the Board of Directors, as well as to propose their dismissal; coordinate the decision-making process of the Board of Executive Officers, as provided in Article 31 of "Subsection II - Functioning" of Vale's Bylaws, in order to prioritize consensual deliberations among its members. If the consensus is not obtained, the Chief Executive Officer ma y (i) withdraw the agenda item, (ii) articulate the formation of the majority, including by making use of the casting vote or, (iii) decide individually on matters of collegiate deliberation, in which case he shall inform the Board of Directors of the use of this prerogative at the first Meeting of the Board that occurs after the corresponding decision. Decisions relating to annual and multi -annual budgets and Vale's strategic plan and Annual Management Report shall be taken by a majority of votes, when considered by all Executive Officers, provided they include a favorable vote of the Chief Executive Officer; indicate, among the members of the Board of Executive Officers, the substitutes of the Executive Officers in cases of their temporary impediment or absence, pursuant to Article 27 of "Subsection II - Functioning" of the Company's Bylaws; keep the Board of Directors informed of Vale's activities; and prepare, together with the other Executive Officers, the Annual Management Report and develop the financial statements. III. IV. V. VI. VII. VIII.  Executive Officers: Pursuant to Article 28 of the Bylaws, the following are attributions of the Executive Officers: I. II. perform the duties related to their area of operation; participate in the meetings of the Board of Executive Officers, contributing toward the definition of policies to be followed by Vale and reporting the issues of their respective area of operation; comply with and enforce the general orientation of Vale's business established by the Board of Directors in the management of their specific area of operation; and contract the services provided for in paragraph 2 of Article 33 of Vale's Bylaws, in compliance with the Fiscal Council's determinations. III. IV. Pursuant to paragraph 2 of Article 33 of Vale's Bylaws, for the proper performance of its duties, the Fiscal Council may determine the contracting of services of lawyers, consultants and analysts, and other resources that are necessary for the performance of its functions, subject to the budget proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions of Paragraph 8 of Article 163 of the Brazilian Corporate Law. In addition, in accordance with article 22 of the Bylaws, in compliance with the approval authority limits established by each Executive Director, decisions on matters affecting the specific area of their performance, provided that the matter does not affect the area of performance of another Executive Director, shall be taken by him or herself or together with the Chief Executive Officer, in matters or situations pre-established by the latter. Non-Statutory Committees For its support, the Board of Executive Officers has three permanent, non-statutory, technical and advisory committees, hereinafter called the Information Disclosure Committee, the Executive Risk Committee and the Ethics Committee.

The Information Disclosure Committee and the Executive Risk Committee were created through the deliberations of the Board of Directors on June 19, 2002 and December 12, 2005, respectively, and the Ethics Committee was created in 2014. The Ethics Committee and the Executive Risk Committee have their own regulations, unlike the Information Disclosure Committee, which has its duties detailed in the Disclosure Policy approved by the Board of Directors on May 24, 2012, with an approved revision also by the Board of Directors on August 29, 2016. (A ) Information Disclosure Committee: The main attributions of the Information Disclosure Committee are: (a) the evaluation of the relevance of acts or facts occurred and related to Vale's business; and (b) overseeing the process of disseminating information about it to the capital market, pursuant to the Information Disclosure Policy. For more information about the Information Disclosure Committee, see item 21.1. (B) Executive Risk Committee: The main attributions of the Executive Risk Committee are the issuance of an opinion on Vale's risk management principles and instruments and the periodic communication to the Board of Executive Officers on: (a) the main risks to which Vale is exposed (by type of risk and/or business) and their impact on the risk profile of the asset portfolio and the cash flow of Vale; (b) how risks are being monitored and managed and, if necessary, what risk mitigation strategies are adopted/recommended; and (c) the impact on the risk profile of Vale's assets portfolio and cash flow resulting from the inclusion of new investments and/or projects in the business plan, and, if necessary, the recommended risk mitigation strategies. The Executive Risk Committee reports regularly to the Board of Executive Officers, which is responsible for evaluating and approving the long-term risk mitigation strategies recommended by the Committee. (C) Ethics Committee: The main attributions of the Ethics Committee are: (i) to work on the promotion of Company values through discussion, evaluation and proposition of actions related to: (a) non-compliance with applicable legislation; (b) non-compliance with the Code of Ethical Conduct; and (c) actions that are unethical or that are in disagreement with the Company's by-laws (standards, policies, codes); (ii) to assist the Ombudsman's Office in establishing performance indicators that allow the evaluation of the work of this Board; (iii) to assist the Ombudsman Board in availing itself of a database containing a history of cases that occurred previously, according to the type of complaint, its severity and scope; (iv) to discuss matters related to different action plans for complaints of a similar nature, seeking whenever possible a uniformity in actions based on the cataloged history; (v) discuss ethics training programs / actions and conduct to raise awareness among all Company professionals, including third parties; (vi) assist in the clarification of situations consulted that are not provided in the Code of Ethical Conduct, when not resolved by the Ombudsman Board. It should be noted that cases that may involve the Director of the Ombudsman's Office must be submitted to the Board of Directors by any member of the Committee. The Ethics Committee supports the Ombudsman's Office in its responsibility for continually enhancing ethical awareness and the value of "Acting Correctly" in every company unit in the world. The Ombudsman reports to Vale's Board of Directors. The Ethics Committee is composed of the Audit, Human Resources and Ombudsman Officers and the General Counsel.

(c) Date of installation of the fiscal council, if it is not permanent, stating whether it has its own by-laws, and if so, indicating the date of its approval by the fiscal council, and if the issuer issues t he bylaws, of sites on the web where the document can be consulted Fiscal Council: The Fiscal Council has been a permanent body since September 25, 1997, composed of at least 3 and at most 5 effective members and an equal number of alternates. The members of the Fiscal Council shall perform their duties until the first Annual General Meeting to be held after their election, and may be reelected. Vale's Fiscal Council is responsible for exercising the attributions provided for in applicable legislation in force, in Vale's Bylaws and regulated in its own By-laws approved by its members, and shall also: I. supervise the acts of the Directors and verify compliance with their statutory and legal duties according to the different applicable laws in force; give its opinion on the Annual Report of the Management, including in its Opinion any additional information deemed necessary or useful; examine the financial statements for the year and give their opinion, meeting at least once a year with the External Auditor; analyze, at least quarterly, the balance sheets and other financial statements prepared by the Company and discuss them with the Management and the External Auditor; maintain communication between the Fiscal Council and the External Auditor, in accordance with applicable regulations (SEC Rule 10A-3 and PCAOB AS 16); opine on the proposals of the Management bodies to be submitted to the General Meeting, regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, upstream or downstream merger or spin-off; denounce, through any of its members, to the administrative bodies, any errors, frauds, crimes or unlawful acts and irregularities which come to its knowledge and to suggest to the Company useful and appropriate measures; call an Annual General Meeting if the management bodies delay this call for more than a month and a Special General Meeting whenever there are serious or urgent reasons, including on the agenda of the Assemblies such matters as they deem necessary; provide information on matters within its competence whenever requested by a shareholder or group of shareholders representing at least 5% of the share capital; make a recommendation to the Board of Directors on the choice, compensation and dismissal of the Company's External Auditor; supervise and evaluate annually the work of the External Auditor and, if deemed necessary, recommend to the Administration the dismissal of the External Auditor; evaluate and monitor the independence and objectivity of the External Auditor, discuss with it the audit planning, involving the nature of the work, scope, audit risks, their effectiveness in line with applicable regulations, and disclosure obligations prior to the commencement of provision of services; resolve on the contracting with the Company's External Auditor of services not related to the audit of the financial statements, and potentially pre-approve a list of services that may be provided by the Auditor, which shall be reviewed periodically; take note of the Internal Audit and External Auditor reports, reviewing their recommendations and opinions and inviting them to participate, whenever necessary, in meetings of the Fiscal Council; ensure that the Internal Audit is adequately resourced to perform its functions, review and monitor its effectiveness and that it occupies an appropriate position within the Company's functional structure; II. III. IV. V. VI. VII. VIII. IX. X. XI. XII. XIII. XIV. XV.

XVI. analyze the report issued by the External Auditor, containing the material issues addressed to Management, regarding the accounting records, financial statements, internal control systems of Vale and its consolidated subsidiaries, together with the respective comments and responses of Management; XVII. mediate any disagreements between Management and the External Auditor over the Company's financial statements; XVIII. evaluate the Company's financial controls, internal controls and risk management system in order to ensure its effectiveness and adequacy and the resour ces employed, qualification and experience of the managers and their training programs; XIX. evaluate the effectiveness of the procedures adopted by the Company to receive, process and handle complaints related to accounting issues, internal accounting controls and audit matters, which shall ensure the secrecy and anonymity of the complainant, in compliance with applicable laws; prepare its annual budget, including, in particular, the contracting of services in Article 6 of the By-laws of the Fiscal Council; and exercise its attributions regarding its supervisory power during the liquidation of the Company, according to the applicable legislation in force. XX. XXI. For the adequate performance of its functions, the Fiscal Council may determine the hiring of services of lawyers, consultants and analysts, and other resources that are necessary for the performance of its duties, in compliance with the budget proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions of Paragraph 8 of Article 163 of the Brazilian Corporation Law. The members of the Fiscal Council shall deliver, at least 30 days before the Annual General Meeting, a statement on the management report and financial statements. The Company's Fiscal Council has its own internal bylaws, whose review was approved by the members of the Fiscal Council at a meeting held in June 23, 2017. (d) If there are mechanisms for evaluating the performance of the board of directors and of each body or committee that reports to the board of directors, and, if so, indicate: (i) the periodicity of the evaluation and its scope, indicating if it is made only in relation to the organ or also includes the individual evaluation of its members; (ii) methodology adopted and the main criteria used in the evaluation; (iii) how the results of the evaluation are used by the issuer to improve the functioning of this body; and (iv) whether external consulting or advisory services were contracted Vale does not have formal evaluation mechanisms for the performance of its Board of Directors, its Advisory Committees, nor their individual members. The members of the Board of Executive Officers are evaluated annually according to their performance, based on objective goals and individual contributions derived from the strategic planning and annual budget approved by the Board of Directors. These goals are based on Vale's performance and business, through the measurement of economic-financial indicators, productivity, health & safety and sustainability. The monitoring of the targets is conducted by the People Department and presented quarterly to the Board of Directors of Vale at a meeting of the Board of Directors. In accordance with Chapter VI of the By-laws of the Fiscal Council and in accordance with the provisions of the Sarbanes-Oxley Act, the Supervisory Board self-evaluates its performance annually at the end of each audit cycle. In the self-evaluation process, the issues addressed in the monthly meetings held and in the parameters involving financial statements, risk management and internal controls, management and internal audit responsibility, relationship with external auditors, resources and special investigations, the formation of the Fiscal Council, training and professional development of the members. Only Vale's independent auditors are aware of the self-assessment carried out by the members of the Fiscal Council.

12.2 - Rules, policies, practices, relating to general meetings a. Calling deadlines Usually, Vale convenes the Shareholders' General Meetings, by publishing the call notice, at least thirty days in advance, at the first call, and eight days in advance, at the second call, observing the terms of article 8 of the CVM Instruction 559, of March 27, 2015. In addition, pursuant to article 8, paragraph 2, of Vale's Bylaws, the holder of the special class (Golden Shares) preferred shares will be formally summoned by Vale, through personal correspondence addressed to its legal representative, with an advance of at least fifteen days to assess any matter subject to the right of veto provided for in article 7 of the Bylaws and described in item 18 of this Reference Form. b. Skills The Shareholders 'General Meeting of Vale has the powers defined in the Brazilian Corporate Law and in the B3 S.A. - Brasil Novo Mercado Regulation, Brazil, Bolsa, Balcão, under the exclusive authority of the General Shareholders' Meeting: I - amend the Bylaws; II - elect or dismiss, at any time, the members of the Company's Board of Directors and Fiscal Council, observing that the Board of Directors may elect and dismiss the Company's officers and assign them their attributions; III - to receive the annual accounts of the administrators and to resolve on the financial statements presented by them; IV - establish the annual and global remuneration of the Company's members and management members. V - authorize the issuance of debentures, observing that the Company's Board of Directors may authorize the issuance of debentures in certain cases permitted by Brazilian Corporate Law and the Company's Bylaws; VI - suspend the exercise of shareholder rights; VII - resolve on the valuation of assets with which the shareholder contributes to the formation of the equity capital; VIII - authorize the issue of beneficiary shares; IX - resolve on the transformation, upstream and downstream merger, incorporation and spin-off of the company, its dissolution and liquidation, elect and dismiss liquidators and judge the accounts; and authorize administrators to declare bankruptcy and file for bankruptcy. c. A ddresses (physical or electronic) at which the documents related to the General Meeting will be available to shareholders for analysis At Vale's headquarters, in Praia de Botafogo, 186, 18º andar, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro, Brazil, and at Vale's electronic addresses (www.vale.com) of Securities ("CVM") (www.cvm.gov.br), of B3 SA - Brasil, Bolsa, Balcão. (www.b3.com.br) and the Securities and Exchange Commission (www.sec.gov). d. Identification and management of conflicts of interest In accordance with Vale's Bylaws, the Board of Directors is responsible for deliberating on policies to avoid conflicts of interest between Vale and its shareholders or management, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature.

The Board of Directors approved, on October 21, 2015, the Related Party Transactions Policy, which establishes guidelines and principles to ensure that the transfer, free or with payment, of resources, services or obligations involving people and/or companies with whom Vale may sign contracts under conditions which are not at arm´s length such as the transactions with third parties ("Related Parties" and "Related Party Transactions", respectively), are conducted in accordance with market parameters, valuing the best practices of corporate governance, with due transparency, prioritizing Vale's best interests, avoiding abuse and misuse of company assets. Said Policy applies to Vale, i ts subsidiaries, joint ventures and entities, in which Vale has a significant influence, to Vale's shareholders, to Vale's management, including members of the Board of Directors and controlling shareholders of Vale, as well as persons who have a relationship of kinship with the Company's administrators and controlling shareholders. For more information on the Related Party Transactions Policy, see item 16.1 of this Reference Form. Under the terms of the Bylaws and Related Party Transactions Policy, it is the responsibility of the Governance, Compliance and Risk Committee to issue an opinion on potential conflicts of interest between Vale and its shareholders or managers, as well as to evaluate the selection process and the conditions of transactions to be resolved by the Board of Directors. Additionally, the shareholders or representatives of Vale's shareholders in the General Meetings must observe the following procedures in cases of conflict of interests: I. the shareholder or representative of the shareholder must immediately express their conflicting private interest. If this is not done, another person may express the conflict; II. as soon as the conflict of interest has been identified in relation to a specific topic, the Vale shareholder or representative the shareholder involved will have access only to the documents or information on the matter disclosed to the market, under the terms of the legislation in force, and shall leave, including physically, from the discussions at the Annual Shareholders’ Meeting, without neglecting their legal duties. The statement of conflict of interests, abstention and temporary removal should be recorded in the minutes. If requested by the Chairman of the Board, the shareholders or representatives of the shareholders involved in a conflict of interest may participate partially in the discussion, in order to provide more information about the transaction with related party object of deliberation. In this case, they should be absent from the final part of the discussion. e. Request of powers of attorney by the administration to exercise the right to vote Management does not have specific rules , policy or practice for requesting a public proxy for the exercise of voting rights at a Shareholders' General Meeting. f. Formalities required for the acceptance of powers of attorney granted by shareholders, indicating whether the issuer requires or waives certification of the signature, notarization, consularisation and sworn translation and if the issuer allows proxies granted by shareholders through electronic means Shareholders who wish to attend General Meetings must present a valid identity document with photo (original or certified copy) and proof of ownership of shares issued by Vale, issued by the financial institution or custodian up to 4 business days before the date of the Meeting. Any shareholder may appoint an attorney-in-fact, or more than one, as the case may be, to appear at meetings and vote on his behalf. In the event of representation, the shareholder must comply with the terms of Article 126 of Company Law (2), provided that the proxy must have been appointed less than one year prior, and qualify as a shareholder, administrator, lawyer registered with the Brazilian Bar Association or, still, be a financial institution, and the investment fund manage r shall represent the condominium owners. In the case of power of attorney in a foreign language, this must be accompanied by corporate documents, when related to legal entity, and the instrument of delegation, duly translated into Portuguese by sworn translator, without need for notarization and consularization thereof. It should be noted that the documents in English and Spanish are also exempt from translation. As provided in Circular Letter CVM / SEP / No. 02/2018, shareholders legal entities may be represented at shareholders' meetings through their legal representatives or through duly constituted representatives, in accordance with the Articles of Incorporation of the company and with the rules of the Brazilian Civil Code, and in this specific case there is no need for the representative of the corporate shareholder to be a shareholder, a director of the company or a lawyer. Likewise, shareholders who are investment funds, as decided by the CVM Board in the scope of CVM Administrative Procedure No. RJ-2014-3578, may be represented at shareholders' meetings through legal representatives or through of representatives duly constituted by their manager or administrator, in accordance with their regulations. In any case, it should be noted that shareholders who are legal entities and shareholders who are investment funds that are represented in the Shareholders' Meetings by proxy should, in addition to the power of attorney and the (i) proof of ownership of shares issued by Vale issued by the custodian financial institution or custodian agent up to 4 business days prior to the date of the Meeting and (ii) documents substantiating said representation, including the power of attorney and copy of the regulations of the fund in force, or minutes of the election of its administrators, and, in the case of investment fund, a copy (ii.a) of the Bylaws in effect, (ii.b) of the bylaws or articles of incorporation of its administrator or manager, as the case may be, and (ii.c) of the minutes of the election of the respective administrators. In the case of a power of attorney in a foreign language, this must be accompanied by corporate documents, when referring to legal entity, and the power of attorney, all duly translate d into Portuguese by sworn translator, without need for notarization and consularization of the same. It should be noted that the documents in English and Spanish are also exempt from translation. In order to expedite the process of holding the Meetings, shareholders who are represented by a proxy may, at their sole and exclusive discretion, send the proxy documents within 72 hours prior to the said Meetings, sent to the addresses indicated in a timely manner. The Company points out that, despite the aforementioned deadline, a shareholder who appears prior to the beginning of the Meetings, with all the required documents in hand, may participate and vote, even though he has previously failed to send them to the Company. The sufficiency of the representation documents will be verified before each Assembly is held, which is why the shareholders are requested to arrive in advance at the Assemblies so that the necessary documents can be verified in a timely manner to allow their participation. In the last reporting period, Vale did not allow powers of attorney granted by shareholders through electronic means. g. Formalities required for acceptance of a ballot sent via electronic means, when sent directly to the company, indicating whether the issuer requires or waives certification, notarization and consularisation Since 2017, the Company has adopted the possibility of each shareholder voting at general meetings by means of the instrument called a ballot paper, in accordance with the regulations in force ("Distance Voting Ballot").

Accordingly, pursuant to articles 21-a and following of CVM Instruction 481/09 ("ICVM 481"), the Company's shareholders may, in the cases contemplated in ICVM 481, as well as in the other Meetings in which the Company may at its discretion opt for the adoption of the Ballot (as provided in the Participation Manu of the respective Meeting, its voting instructions regarding the matters on the agenda by completing and sending the Distance Voting Ballot duly made available by the Company at the meeting). The Distance Voting Ballot shall be made available by the Company to the shareholder within one month before the date set for the meeting, and may be reused exclusively in the cases provided for in ICVM 481. The Distance Voting Ballot must be accessed for prior printing and completion, through links previously indicated in the Manual of the respective Meeting, and the voting instruction must be sent by the shareholder: (a) directly to the Company, or (b) the custodian agent of the shareholder (if the shares are deposited in a central depositary) or (c) to the financial institution contracted by the Company for the performance of securities bookkeeping services. The Distance Voting Ballot must be received within 7 days prior to the Meeting date. Any ballot papers received after that date will be disregarded. Once the remote voting deadline has expired, the shareholder may not change the voting instructions already sent, except in the respective Meeting, in person or through a regularly constituted proxy, by means of a specific request to disregard voting instructions sent via the Distance Voting Ballot, before the respective subject (s) is/are put to a vote. With regard to the formalities required for acceptance of the Distance Voting Ballot, when sent directly to the Company, the following will be required: (i) original form of the duly filled-in Voting Ballot, initialed (on all pages) and signed, observing that the Company will not require certification of the signature of the Ballots issued in Brazilian territory nor the notarization of those issued outside the country; (ii) copies of the following documents: Natural persons  valid identity document with photo of the shareholder. The following documents may be presented: (i) General Registration Identity Card (RG); (ii) Foreign Resident Identity Card (RNE); (iii) Passport; (iv) Professional Registration Card as a civil identity for legal purposes (e.g. OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH). Legal entities  documents proving representation, including the articles of incorporation and the minutes of the election of directors, and, in the case of an investment fund, a copy of (i) the fund regulations in force, (ii) the bylaws or articles of incorporation of its director or manager, as the case may be, and (iii) the minutes of the election of the respective administrators. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, without requirement of notarization and consularisation. It should be noted that English and Spanish documents are also exempt from translation.

valid identity document with photo of the legal representative. The following  documents may be presented: (i) General Registration Identity Card (RG) or Foreign Registration Card (RNE); (ii) Passport; (iii) Professional Registration Card as a civil identity for legal purposes (e.g. OAB, CRM, CRC, CREA); or (iv) National Driver's License (CNH). The documents shall be sent to the following address: Att: Vale - Investor Relations Department Praia de Botafogo, 186, 18ºh andar Botafogo Rio de Janeiro - RJ. CEP: 22250-145 The shareholder may also, if preferred, anticipate forwarding the documents to the Company, sending the scanned copies of the Distance Voting Ballot and the above mentioned documents to the electronic address vale.ri@vale.com. In any case, it is indispensable that the Company receive the original (physical) copy of the Distance Voting Ballot and a copy of the other documents sent previously by e-mail by the shareholder, within 7 days before the date of the respective Meeting at the address given above. Within three days of receipt of said documents, the Company will inform the shareholder, through the electronic address indicated by him in the Distance Voting Ballot, of its receipt and acceptance. If the Voting Ballot is not properly filled out or accompanied by the supporting documents described above, it will be disregarded and such fact will be informed to the shareholder by means of a digital communication sent to the electronic address indicated in the Voting Ballot, which will indicate the need for re-sending of the Voting Ballot or the accompanying documents (as long as there is sufficient time), describing the procedures and deadlines necessary for the regularization of distance voting. During the voting period, the shareholder may send new voting instructions to the Company, if deemed necessary, so that the last voting instruction presented will be considered on the Company's voting map. In case of divergences between the Distance Voting Ballot received directly by the Company and the voting instruction contained in the voting chart from the registrar for a same CPF or CNPJ number, the registrar´s voting instruction shall prevail, in accordance with the provisions of the article 21-W, §2, of ICVM 481. Vale points out that: • It shall not consider for the purpose of counting of the votes the Ballots sent by shareholders that are not eligible to vote in the Meeting or in the respective deliberation; • for purposes of calculating votes, consideration will only be given to the shares owned by each shareholder on the date of the respective Meeting, regardless of the date of submission of the Ballot, and if the shareholder sells shares between the date of sending of the Ballot and the date of the Meeting, the votes related to the shares sold will be disregarded; and • the voting instruction from a CPF or CNPJ will be attributed to all shares held by that CPF or CNPJ, according to the shareholder positions provided by the registrar, on the date of the Meeting. h. If the company provides electronic system for receiving distance voting ballots or distance participation The Company does not have an electronic voting or distance voting system.

i. Instructions for shareholder or group of shareholders to include proposals for deliberations, slates or candidates for members of the board of directors and of the fiscal council in the distance ballot paper Pursuant to Article 21-I, of CVM Instruction 481/2009, the shareholder holding at least 0.5% of a certain type of shares issued by the Company may, subject to other established terms and conditions by the applicable regulations, request the inclusion of candidates for the board of directors and the fiscal council of the Company in the Ballot. In addition, in accordance with item II of said article, a shareholder holding at least 1.0% of a certain type of shares issued by the Company may, subject to the other time periods and conditions established by the current regulations, request the inclusion of proposals for deliberation in the Ballot provided on occasion of the Company's annual shareholders' meeting . If a shareholder who complies with the requirement set forth in the previous paragraph wishes to include proposals for deliberations, slates or candidates for members of the board of directors or the fiscal council in the Voting Ballot, he shall submit such proposals by means of correspondence sent to the address item 12.2. g. above, together with the documents pertinent to the proposal, or by e -mail to the address vale.ri@vale.com.br, within the timeframe and other conditions established by current regulations. j. If the company provides forums and pages on the worldwide computer network to receive and share comments from shareholders on the rules of the meetings Vale does not maintain forums and pages on the worldwide computer network to receive and share comments from shareholders on meeting guidelines. Notwithstanding the foregoing, Vale has made available, based on the management proposal related to the Annual and Special General Meetings of April 17, 2015, an electronic address (vale.ri@vale.com) through which it is possible to its shareholders to resolve doubts and obtain additional clarifications on matters included in the agenda. k. Other information required to participate at a distance and to exercise the right to vote at a distance The following are information and procedures to be followed for the purposes of exercising the right to vote remotely through service providers: A) Exercise of voting right by sending completed instructions transmitted to the Company's registrar This option is exclusively for shareholders holding shares held by Banco Bradesco S.A. ("Bradesco") and not deposited in a central depository. The holder of shares that are not deposited in a central depositary - i.e., with B3 SA - Brasil, Bolsa, Balcão ("B3") - and that elects to exercise his right to vote remotely through a service provider for the bookkeeping of shares issued by the Company, Bradesco, must come to any one of the Bradesco branches within 7 days prior to the date of the Meeting, during the local banking hours, with the completed, initialed and signed Ballot, as well as the documents listed in the table below, so that the information contained in the Ballot is transferred to Bradesco's systems.

* A ccepted identity document: RG, RNE, C NH, Passport and officially recognized professional registration card. ** For inv estment funds, documents of the manager and/or administrator, observ ing the v oting policy . Pursuant to article 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to the registrar agent within 7 (seven) days prior to the date of the Meeting. Bradesco does not accept the receipt of Ballots through electronic submission, and only the Ballots that are presented through any Bradesco branch will be considered. B) Exercise of voting right by sending completed instructions transmitted to the custody agents This option is exclusively for shareholders holding shares held by the central depositary - i.e., with B3. In this case, distance voting shall be exercised by the shareholders in accordance with the procedures adopted by their respective custodian agents. The shareholder who holds shares deposited with the B3 Depository Center and who elects to exercise his right to vote remotely through service providers must transmit his voting instructions to his respective custodian agents, observing the rules determined by them, which, in turn, shall forward such statements of vote to the Central Depositary of B3. In order to do so, shareholders should contact their respective custody agents and verify the procedures established by them for issuing voting instructions through the Ballot, as well as the documents and information required by them for the exercise of such an option. Pursuant to article 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to his custodian agents within 7 days before the date of the respective Meeting, unless a shorter term is established by its custody agents. It is worth noting that, as determined by art. 21-S of CVM Instruction 481/2009, the Central Depositary of B3, upon receiving the voting instructions of the shareholders through their respective custodians, will disregard any instructions that differ from the same resolution that have been issued by the same number of CPF or CNPJ. C) Exercise of the vote by holders of A merican Depositary Sha res (A DSs) Subject to the terms of each Shareholders' Manual, holders of ADSs may participate in the Meeting, in which they shall be represented by Citibank NA ("Citibank"), as depositary financial institution, observing the terms and procedures established in the "Deposit Agreement Documents to be presented at Bradesco’s Branch, together with the Ballot Person Natural Legal Investment Funds C PF and Identity document with photo of the shareholder or his/her legal representativ e * X X X Restated and updated A rticles of A ssociation or A rticles of Incorporation ** - X X Document prov ing the powers of representation ** - X X Restated and updated fund regulations - - X

"entered into with Vale. Citibank will send voting cards (proxies) to the holders of the ADSs, so that they can exercise their voting rights, and will be represented at the Meeting through its representative in Brazil, Banco Bradesco S.A.{1} .. Except for the above, there is no other information necessary for distance participation and the exercise of the right to vote at a distance.

12.3. Rules, policies and practices relating to the Board of Direct ors a. Number of meetings held in the last reporting period, by number of annual and special meetings The Board of Directors shall meet ordinarily once a month and, extraordinarily, whenever called by the Chairman or, in his absence, by the Vice-Chairman of this body or by any two Directors together. The meetings of the Board of Directors are held at the Company's headquarters, and may exceptionally be held in a different venue, provided by teleconference, videoconference or other means of communication that can ensure the effective participation and authenticity of the vote. In the reporting period ended December 31, 2017, the Company held 12 regular meetings and 9 extraordinary meetings of the Board of Directors. b. If any exist, what are the provisions of the shareholders' agreement that establish restriction or binding on the exercise of voting rights of members of the Board of Directors At the Company headquarters, there is a shareholders agreement signed on 14 August 2017 byLitel Participações SA ("Litel"), Bradespar SA ("Bradespar S.A."), Mitsui & Co., Ltd. ("Mitsui") and BNDES Participações SA ("BNDESPAR" and, together with the others, "Signatory Parties"), that binds 20% common shares issued by the Company, excluding the shares kept in treasury, under the terms described in said instrument ("Linked Shares"), and will be in force until November 9, 2020, with a non-renewal commitment, as disclosed in the Material Fact of 06/05/2017 (" Shareholders "). The Shareholders 'Agreement determines that the Linked Shares are subject to all the provisions set forth in the Shareholders' Agreement. It should be noted, however, that the Signatory Parties undertake, if they have an interest in Vale not linked to the Vale Shareholders' Agreement, to express the voting right inherent to such shareholding in relation to the particular issue, in the same way as to be decided within the scope of the Shareholders' Agreement. Provided they are convened at the request of any of the Signatory Parties and pursuant to the Shareholders' Agreement, they may meet in advance of the Shareholders' Meeting or the Board of Directors’ meeting, as the case may be ("Prior Meeting"), to define the votes to be delivered by their representatives at the General Meetings and by the Directors appointed by them on the matters listed below, provided that such matters described below may only be approved in a Prior Meeting with a favorable vote of at least 75% of the total Linked Shares of the parties present at the Prior Meeting: I - Amendments to Vale's Bylaws, except in case of legal requirement; II - Increase or decrease of Vale's capital stock; III - Bond issues by Vale, whether or not they are convertible into shares, subscription rights, options to buy shares or any other security; IV - Merger, incorporation, share incorporation and spin-off operations to which Vale is a party, and its transformation; V - Request by Vale for liquidation, dissolution, judicial or extrajudicial reorganization proceedings, bankruptcy or their respective suspension; VI - Removal of the members of the Board of Directors, including its chairman; VII - Election and removal of the Officers;

VIII - Global and individual, fixed and variable remuneration of the Directors and members of the advisory committees of the Board of Directors IX - Incorporation of companies by Vale or the transformation of existing company into another type of company, the acquisition or direct or indirect disposal of interests in the capital of other companies, consortiums, foundations and other entities, including through the exercise of the right of withdrawal, of the exercise or waiver of preemptive rights in the subscription and acquisition, directly or indirectly, of equity interests, or in any other way permitted by law, including therein, but not limited to upstream and downstream mergers, spin-offs and incorporation of shares into companies in which Vale participates, as well as changes to the by-laws, articles of incorporation and/or contracts of the aforementioned entities, whenever the amount is equal to or greater than 1% of Vale's net equity, calculated based on the latest ITR of Vale; X - Distribution of dividends and/or interest on equity by Vale, or its non-distribution; XI - Establishment of real liens or provision of guarantees, including sureties, by Vale to guarantee obligations of third parties, including Vale's affiliates and subsidiaries, except those where Vale holds at least 99% of the capital stock; XII - Establishment of maximum limit for Vale’s indebtedness; XIII - Approval of Vale’s strategic guidelines and strategic plan; XIV - Approval of Vale’s annual and multi-year budgets and fundraising plan; XV - Approval of investment and/or divestment, as well as investment agreements, by Vale equal to or greater than 1% of net equity, calculated based on Vale's latest ITR; XVI - Approval of Vale’s Policy on Transactions with Related Parties; XVII - Sale by Vale of permanent assets in (a) separately, to 0.15% of total assets, or (b) cumulatively over a 12-month period, to 0.5% of total assets, using as a reference for "a" and "b" the total assets calculated based on Vale's latest ITR; XVIII - Cancellation of the publicly-held company registration and reduction of the listing level of Vale in B3; XIX - Election and removal of Vale’s Executive Board and the Chief Executive Officer of Vale’s subsidiaries, affiliates or other companies at which Vale has the right to appoint the Chief Executive Officer. Pursuant to the Shareholders' Agreement, the Signatory Parties also undertake to: (i) vote and have their representatives on the Board of Directors vote (if applicable) in the sense that Vale distributes to its shareholders 50% of the net profit for the year in question; and (ii) to vote in the previous meetings in which the election of members of the Board of Directors and of the Board of Executive Officers of Vale is subject to a resolution in accordance with the provisions of Clause 6 of the Shareholders' Agreement. It should be noted that the Shareholders' Agreement does not bind the voting rights of the members of the Fiscal Council and/or the Board of Executive Officers of Vale. For more information, see item 15.5 of this Reference Form.

c. Rules for identifying and handling conflicts of interest In accordance with Vale's Bylaws, the Board of Directors is responsible for deliberating on policies to avoid conflicts of interest between Vale and its shareholders or management, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature. The Board of Directors approved, on October 21, 2015, the Related Party Transactions Policy, which establishes guidelines and principles to ensure that the transfer, free or for payment, of resources, services or obligations involving persons and/or companies with which Vale has the possibility of contracting under conditions other than those of independence that characterize the transactions with third parties ("Related Parties" and "Related Party Transactions", respectively), are conducted within market parameters, ensuring the best practices of corporate governance, with due transparency, prioritizing Vale's best interests, avoiding abuse and misuse of company assets. This Policy applies to Vale, its subsidiaries, joint ventures and entities, in which Vale has a significant influence, to Vale's shareholders, to the managers and controlling shareholders of Vale, as well as to persons having a kinship relationship with the Company's administrators and controlling shareholders. For more information on the Related Party Transactions Policy, see item 16.1 of this Reference Form. Under the terms of the Bylaws and Related Party Transactions Policy, it is the responsibility of the Governance, Sustainability and Risk Committees to express an opinion on potential conflicts of interest between Vale and its shareholders or managers, as well as to evaluate the selection process and the conditions of transactions to be resolved by the Board of Directors The said Committee was replaced on October 18, 2017, so that the attribution mentioned above will be exercised by the Governance, Compliance and Risk Committee. Accordingly, the mechanism described below was formalized within the scope of the Policy to identify and resolve conflicts of interest in the Meetings of the Board of Directors and of the Board of Executive Officers, applying to the hypotheses the rules contained in the Brazilian legislation: I. the member of the Board of Directors or Board of Executive Officers of Vale who has a conflict of interest must immediately express their conflicting private interest. If this is not done, another person may express the conflict; II. as soon as the conflict of interests is identified in relation to a specific topic, the member of the Board of Directors or Board of Executive Officers of Vale involved shall not receive any document or information on the matter and shall leave, even physically, from the discussions, without neglecting their legal duties. The statement of conflict of interests, abstention and temporary removal should be recorded in the minutes; III. in the event that the Related Party Transactions involving a shareholder who is a signatory to the Shareholders' Agreement and, therefore, a member of the controlling block of Vale, a member of the Board of Directors hereby stated shall not receive any document or information on the subject matter and shall leave, even physically, from the discussions, requesting the reason for their removal to be recorded in the respective minutes. That Board member shall return to the resolution to cast their vote, observing the provisions of the Shareholders' Agreement, and the applicable legal provisions; IV. if asked by the Chairman of the Board of Directors or by the Chief Executive Officer, as the case may be, members of the Board of Directors or the Board of Executive Officers involved in a conflict of interest may participate partially in the discussion, in order to provide more information about the Related Party Transaction, object of resolution. In this case, they should be absent from the final part of the discussion.

Any violation of the provisions of the Policy will be considered a violation of the Code of Ethical Conduct and will be subject to the procedures and penalties established therein. In addition, the violator will also be subject to punishments provided for by law, in addition to being liable for damages and losses caused to Vale and third parties. In addition, the Code of Ethical Conduct provides that members of the Board of Directors, Advisory Committees and Fiscal Council, Directors, employees and trainees, subsidiaries (subject to local laws) must always defend the interests of Vale in matters in which they are participating and to avoid situations in which a conflict of interest may arise with Vale's own interests and, when this is not possible, to abstain from representing Vale in the matter in question, immediately informing the immediate superior. Violations of the provisions of the Code, the norms and disciplinary guidelines of Vale subject the offenders to disciplinary penalties, which include a warning (verbal or formal), suspension and dismissal. In the application of disciplinary penalties, the nature and seriousness of the infr action will be considered, always observing Vale's human resources standards and applicable legislation. d. If the issuer has a formally approved policy of nomination and filling of positions of the board of directors, informing, if such is the case: (i) the body responsible for approving the policy, the date of approval and, if the issuer discloses the policy, computer site where the document can be consulted; (ii) main characteristics of the policy, including rules regarding the process of nominating members of the board of directors, the composition of the board and the selection of its members The Company does not currently have a formal nomination policy. Notwithstanding this fact, it should be noted that, on December 22, 2017, the Company's shares were traded in the special listing segment of B3 SA - Brasil, Bolsa, Balcão Novo Mercado, which has a differentiated standard of corporate governance. Considering that, on January 2, 2018, a new version of the New Market Regulation went into effect, the Company, as of that date, began to observe the obligations of the new Regulation whose application was immediate, and there will be a period of transition to fulfill other obligations required by the New Regulation (especially regarding corporate governance) prior to the Annual Shareholders Meeting of 2021. Among the new governance improvement obligations required by the new Regulation, it is worth mentioning the development of a nomination policy.

12.4 - Description of the clause committing to resolve conflicts through arbitration {1} Vale's By-Laws establish that the Company, its shareholders, directors and members of the Fiscal Council and of the Committees are obligated to resolve, through arbitration, before the Market Arbitration Chamber, in the form of its regulation, any and all dispute or controversy that may arise between them, relating to or arising from their condition as issuer, shareholders, administrators and members of the Fiscal Council, especially arising from the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in Law 6,404 / 76, the Company's Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM), as well as other rules applicable to the operation of the capital market in general, in addition to those contained in the Novo Mercado Regulation, the other regulations of B3 and the Novo Mercado Participation Agreement. In addition, the taking of office of the members of the Board of Directors, the Board of Executive Officers and the members of the Fiscal Council is conditioned to the signing of an instrument of investiture, which shall include their compliance with the arbitration clause refe rred to in Article 50 of the Company's Bylaws, as well as compliance with applicable legal requirements.

12.5 / 6 - Members and professional experience of the management and audit committee Name Date of Birth Management Entity Election date Term of office CPF or passport number Profession Elective position held Investiture Date Got elected by the controller Other positions and functions held in the issuer Independent Member Criterion used to determine independence Number of Consecutive Terms % of member's participation in meetings held after divestiture Gerd Peter Poppinga 08/29/1959 It belongs only to the Board of Executive Officers 05/11/2017 05/26/2019 604.856.637-91 Geologist Executive Officer of Ferrous and Coal 05/22/2017 No N/A N/A N/A 4 No Luciano Siani Pires 02/10/1970 Belongs only to the Executive Office 05/11/2017 05/26/2019 013.907.897-56 Mechanical Engineer Chief Financial and Investor Relations Officer 05/22/2017 No Executive Director of Finance and Investor Relations and, since August 2016, he is also responsible for Vale's Capital Projects Implementation area. Chairman of the Ris k Executive Committee (since September 2017), as well as a member of Vale's Information Disclosure Committ e e (since 2012). N/A N/A 4 No Luiz Eduardo Fróes do Amaral Osorio 04/09/1974 It belongs only to the Board of Executive Officers 07/07/2017 05/26/2019 026.000.007-80 Lawyer Executive Officer of Sustainability and Institutional Relations 7/26/2017 N/A N/A N/A N/A 0 N/A Fabio Schvartsman 2/25/1954 It belongs only to Board of Executive Officers 03/27/2017 05/26/2019 940.563.318-04 Production engineer 10 - Chief Executive Officer/Superintendent 05/26/2017 No He is Vale's Chief Executive Officer and Permanen t Member of Vale's Information Disclosure Committee (sinc e May 2017). N/A N/A 0 No Alexandre Gomes Pereira 7/24/1969 It belongs only to Board of Executive Officers 7/26/2017 05/26/2019 014.732.957.42 Mathematian Executive Officer of Business Support 08/01/2017 N/A

N/A N/A N/A 0 N/A Eduardo de Salles Bartolomeo 04/12/1964 It belongs only to Board of Executive Officers 11/30/2017 05/26/2019 845.567.307-91 Engineer Chief Executive Officer of Basic Metals 01/01/188 N/A N/A N/A N/A 0 N/A Fernando Jorge Buso Gomes 06/06/1956 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 370.624.177-34 Bank clerck 21 - Vice-Chairman of the Board of Executive Officers April 20, 2017 Yes He was reappointed as Vice-Chairman of the Board of Executive Officers on April 26, 2017. He is a member of the Financial Committee (since April 2015), Coordinator of the Sustainability Committee and Member of the People Committee (since November 2017). No N/A 1 100% Denise Pauli Pavarina 04/14/1963 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 076.818.858-03 Bank clerck 22 - Board of Executive Officers (Permanent Member) April 20, 2017 Yes Member of the Sustainability Committee (since November 2017) No N/A 1 86% Yoshitomo Nishimitsu 08/05/1975 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 060.569.787-61 Geologist 23 - Board of Executive Officers (Deputy) April 20, 2017 Yes Member of the Governance, Compliance and Risk Committee (since November 2017). No N/A 1 50% Eduardo Refinetti Guardia 01/19/1966 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 088.666.638-40 Economist 22 - Board of Executive Officers (Permanent Member) April 20, 2017 Yes N/A No N/A 1 93% Gilberto Antonio Vieira 11/12/1955 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 221.153.079-68 Bank clerk/ Lawyer 23 - Board of Executive Officers (Alternate) April 20, 2017 Yes N/A No N/A 1 0%

Gueitiro Matsuo Genso 12/12/1971 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 624.201.519-68 Bank clerck 20 - Chairman of the Board of Executive Officers April 20, 2017 Yes He was reappointed as Chairman of the Board of Executive Officers on April 26, 2017, is a Member of the People Committee (since November 2017) and Coordinator of Finance Committee (since May 2018). No N/A 3 100% Oscar Augusto Camargo Filho 03/09/1938 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 030.754.948-87 Lawyer 22 - Board of Executive Officers (Permanent Member) April 20, 2017 Yes Coordinator of the People Committee (since November 2017). No N/A 8 93% Moacir Nachbar Junior 04/05/1965 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 062.947.708-66 Bank clerck 23 - Board of Executive Officers (Alternate) April 20, 2017 Yes Member of the Governance, Compliance and Risk Committee (since November 2017). No N/A 1 0% Robson Rocha 03/12/1959 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 298,270,436-68 Officer 23 - Board of Executive Officers (Alternate) April 20, 2017 Yes N/A No N/A 3 0% Lucio Azevedo 12/08/1958 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 526.635.317-15 Engineer 22 - Board of Executive Officers (Permanent Member) April 20, 2017 No Vale employee since 1985, as a machinist, assigned to the Union of Workers in Railway Companies of the States of Maranhão, Pará and Tocantins. No N/A 1 71% Raimundo Nonato Alves de Amorim 02/17/1959 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders ’ Meeting of 2019 147.611.573-72 Electromechanical technician 23 - Board of Executive Officers (Alternate) April 20, 2017 No

Vale employee since 1985, assigned to the Union of Workers in the Iron and Basic Metals Extraction Industry of Marabá, Parauapebas, Curionópolis and Canaã dos Carajás, in the State of Pará. No N/A 0 7% Eduardo de Oliveira Rodrigues Filho 08/20/1954 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 442.810.487-15 Engineer 23 - Board of Executive Officers (Alternate) April 20, 2017 Yes Member of the Financial Committee (since 2011) and Member of Sustainability Committee (since November 2017). No N/A 4 0% Luiz Maurício Leuzinger 02/05/1942 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 009.623.687-68 Engineer 23 - Board of Executive Officers (Alternate) April 20, 2017 Yes N/A No N/A 4 29% Dan Antonio Marinho Conrado 07/26/1964 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 754.649.427-34 Bank clerck 22 - Board of Executive Officers (In effect) April 20, 2017 Yes Member of the Sustainability Committee (since November 2017) No N/A 4 100% Marcel Juviniano Barros 09/05/1962 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 029.310.198-10 Bank clerck 22 - Board of Executive Officers (Permanent Member) April 20, 2017 Yes Member of the People Committee (since November 2017). No N/A 4 100% Arthur Prado Silva 04/29/1972 It belongs only to the Board of Executive Officers April 20, 2017 Until the Annual Shareholders’ Meeting of 2019 991.897.047-20 Bank clerck 23 - Board of Executive Officers (Alternate) April 20, 2017 Yes Member of the Governance, Compliance and Risk Committee (since November 2017). No N/A 1 0% Ney Roberto Ottoni de Brito 08/21/1945 It belongs only to the Board of Executive Officers 01/31/2018 Until the Annual Shareholders’ Meeting of 2019

100.055.527-53 Mechanical engineer 22 - Board of Executive Officers (Permanent Member) 01/31/2018 Yes Member and Coordinator of the Governance, Compliance and Risk Committee and Member of the Financial Committee (since January 2018). No N/A 0 N/A Sandra Maria Guerra de Azevedo 04/27/1955 It belongs only to the Board of Executive Officers 10/18/2017 Until the Annual Shareholders’ Meeting of 2019 947.562.798-72 Company manager 27 - Independent Administration Council (In effect) 10/26/2017 No Member of the Governance, Compliance and Risk Committee (since November 2017). Yes Pursuant to Independence Criterion stated in the Regulation of Novo Mercado 0 100% Isabella Saboya de Albuquerque 08/25/1970 It belongs only to the Board of Executive Officers 10/18/2017 Until the Annual Shareholders’ Meeting of 2019 017.919.007-55 Securities Consultant 27 - Independent Administration Council (In effect) 10/26/2017 No N/A Yes Pursuant to Independence Criterion stated in Novo Mercado Regulation. 0 100% Toshiya Asahi 12/16/1966 It belongs only to the Board of Executive Officers 10/25/2017 Until the Annual Shareholders’ Meeting of 2019 055.107.797-21 Graduate in Steelmaking Enginering 22 - Board of Executive Officers (Permanent Member) 10/25/2017 Yes N/A No N/A 0 60% Gilmar Dalilo Cezar Wanderley 08/30/1979 It belongs only to the Board of Executive Officers 11/17/2017 Until the Annual Shareholders’ Meeting of 2019 084.489.987-90 Economist 23 - Board of Executive Officers (Alternate) 11/17/2017 Yes Member of Financial Committee (since September 2014). No N/A 0 0% Daniel Rodrigues Alves 08/20/1942 Audit Committee April 13, 2018 Until the Annual Shareholders’ Meeting of 2019 010.980.801-06 Lawyer 44 C.F (Permanent) Elected for Preferred shares April 13, 2018 No N/A N/A N/A 0 N/A Rodrigo Toledo Cabral Cota 03/24/1977 Audit Committee April 13, 2018 Until the Annual Shareholders’ Meeting of 2019

Professional Experience/ Statement on Performance of Duties/ Independence Criterion Fabio Schvartsman 940.563.318-04 023.435.024-55 Business administrator 47 C.F (Alternate) Elected for Preferred shares April 13, 2018 No N/A N/A N/A 0 N/A Marcelo Amaral Moraes 07/10/1967 Fiscal Council April 13, 2018 Until the Annual Shareholders’ Meeting of 2019 929.390.077-72 Graduate in Economy 43 - C. F. (Permanent) Elected by Controller April 13, 2018 Yes N/A N/A N/A 15 100% Marcus Vinícius Dias Severini 10/02/1957 Audit Committee April 13, 2018 Until Annual Shareholders’ Meeting of2019 632.856.067-20 Accountant 43 - C. F. (Permanent) Elected by Controller April 13, 2018 Yes N/A N/A N/A 1 100% Raphael Manhães Martins February 8th, 1983 Audit Committee April 13, 2018 Until the Annual Shareholders’ Meeting of 2019 096.952.607-56 Lawyer 45 C.F (Permanent) Elected for Minor. Common Shares April 13, 2018 No N/A N/A N/A 3 100% Sergio Mamede Rosa do Nascimento 04/29/1954 Audit Committee April 13, 2018 Until the Annual Shareholders ’ Meeting of 2019 650.042.058-68 Officer 43 - C. F. (Alternate) Elected by Controller April 13, 2018 Yes N/A N/A N/A 2 0% Gaspar Carreira Júnior July 28th, 1967 Audit Committee April 13, 2018 Until the Annual Shareholders’ Meeting of 2019 000.459.657-90 Economist 48 C.F (Alternate) Elected for Minor. Common Shares April 13, 2018 No N/A N/A N/A 1 0% Eduardo Cesar Pasa 09/02/1970 Audit Committee April 13, 2018 Until the Annual Shareholders’ Meeting of 2019 541.035.920-87 Bank clerck 43 - C. F. (Permanent) Elected by Controller April 13, 2018 Yes N/A N/A N/A 1 100%

He is Chief Executive Officer of Vale (since May 2017) and Full member of Vale’s Information Disclosure Committee (since May 2017), where he also held the position of Full member and Coordinator of the Strategic Committee (from May to October 2017 ). His main professional experiences include: (i) Chief Executive Officer and General Manager of Klabin S.A. (fro m February 2011 to May 2017), a publicly held company active in the pulp and paper industry; (ii) president of San Antonio Internacional (from March 2008 to March 2010), an oil and gas company; (iii) President of Telemar Participações S.A. (from April 2007 to March 2008), a telecommunicatio ns company; at Ultrapar, a company in the fuel distribution sector, he worke d as (iv) Planning Superintendent, (v) Planning Officer, (vi) Planning and Control Officer, (vii) Investor Relations Officer, Ultraprev), (ix) Managing Partner (Ultra S.A. - parent compan y of Ultrapar) and (x) CFO/Chief Financial Officer (Ultra Group from May 1985 to April 2007); (xi) Member of the Board of Directors of Duratex S.A., a publicly held company active in the timber sector, where he also worked (xii) as Chief of Economic Studies, (xiii) Head of Development Division and (xiv) Head of Department of Planning (from February 1976 to April 1985); and (xv) Member of the Board of Directors of Grupo Pão de Açúcar, a retail company. He graduated in Production Engineering at the Esco la Politécnica da Universidade de São Paulo - Poli/USP in 1976, post-graduated in Production Engineering at the Escola Politécnica da Universidade de São Paulo - Poli/USP, completed in 1977, and in Business Administrat io n at the School of Business Administration of São Paulo of Fundação Getúlio Vargas - EAESP / FGV, completed in 1979. Mr. Fabio Schvartsman has stated, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazili an Securities Commission, or any conviction by a final decisio n at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Fabio Schv artsman stated that he is not a politically exposed person, as set fort in the applicable regulations. Alexandre Gomes Pereira 014.732.957.42 He is Executive Officer of Vale's Business Support Committee (since August 2017). He began his career as a Vale trainee in 19 92, where he also held the positions of Information Technolog y Officer in Base Metals sector and Officer of Informat ion Technology Global Services. His main professional experiences in the last five years include serving as Global Executive Officer of Information Technology for Vale Canada Limited (from October 2011 to July 2017), a subsidiary of Vale Canada. He graduat ed in Mathematics/Computer Science from the Universidad e do Estado do Rio de Janeiro - UERJ in December 1991, attended a postgraduate course in Business Administration at the Fundação Dom Cabral, concluded in Dec ember 1992, and in a Network of Computers by the Federal University of Espírito Santo - UFES, completed in June 1996. He also holds an MBA in Business from the University of São Paulo - USP, completed in December 2002. Mr. Alexandre Gomes Pereira has declared, for all legal purposes, that in the las t 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by a final decision at a judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Alexandre Gomes Pereira has stated that he is not a politically expo sed person, as defined in the applicable regulations. Luciano Siani Pires 013.907.897-56 He is Chief Financial Officer and Investor Relations Officer, Chairman of the Risk Executive Committee (since September 2017) and Member of Vale's Information Disclosure Committ e e (since 2012). As of August 4, 2016, he became responsible for Vale's Capital Projects Implementation area. He has held positions in the Company of (i) Alternate Member of the Board of Directors (2005 to 2007) and Full Member of the Financial Committee (from 2012 to 2015); (ii) Global Officer of Strategic Planning (2008 to 2009 and in 2011); (iii) Global Officer of Human Resources (from 2009 to 2011), and (iv) Executive Officer of Finance, Supplies, Shared Services and Investor Relations (2012 to 2013). He was also a full member of t he Board of Directors of Valepar S.A. (2007 to 2008), a private-held holding that excised control of Vale until 08/14/2017, when it was merged into Vale. His main professional experiences in the last 5 years also include: (i) President of the Board of Directors of VLI S.A. (since September 2017), a logistics company; ( ii) Member of the Board of Directors of The Mosaic Compan y (since January 2018), a company located in the United States of America, in the fertilizer segment. He holds a degree in mech anical engineering from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) since December 1991 and holds an MBA in Finance from Stern School of Business, New York University, completed in May 2001 . Mr. Luciano Siani Pires has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a final decision, at the judicial or administrative levels, that has suspended or disqualified him to prac tice any professional or commercial activity. Mr. Luciano Siani Pires has stated that he is not a politically exposed person as set out in the applicable regulations. Luiz Eduardo Fróes do Amaral Osorio 026.000.007-80

He is Executive Officer of Sustainability and Institutional Relations of Vale (since July 2017). His main professional experiences in the last 5 years include: (i) Vice-Chairman of Legal and Institutional Relations of CPFL Energia S.A. (from May 2014 to July 2017), a publicly-held company in the electric energy business; (ii) Member of the Board of Directors of CPFL Energia s Renováveis S.A. (from October 2014 to January 2017), a publicly -held company in the electric energy business; (iii) Vice-Chairman of the Board of Directors of Instituto CPFL (from July 2015 to July 2017), an entity to encourage culture; (iv) Executive Officer for International Markets (from June 2012 to March 2014), a company in the electric energy sector; (v) Membe r of the Management Board of IBRAM (Instituto Brasileiro de Mineração); (vi) Member of the Advisory Board of the Columbia Center on Sustainable Investment at Columbia University; (vii) Member of WBCSD Council (World Business Council for Sustainable Development); (viii) Management positions in national and multinational companies such as AmBev, Diageo, Shell; (ix) Member of the Decision-Making Council of the Brazilian Beverage Association - ABRABE; Conar Ethics Committee and the Fiscal Council of the Health and Alcohol Informatio n Center - CISA; (x) Director of the National Union of the Beer Industry - SINDICERV and Brazilian Association of Soft Drinks and Non Alcoholic Beverages Industries - ABIR. He graduated in Law from Pontifícia Universidade Católica do Rio de Janeiro in December 1998 and got a Masters in Development Management from the American University of Washington, D.C. - School of International Service, completed in May 2003. He also holds executive training in Corporate Social Responsibility from Harvard Business School (USA); Identifying the Challenge s and Building General Management Skills by Insead (France); From Strategy to Execution, Leading in the High Performance Organi zation by Wharton School (USA); and the Leadership in Corporate Counsel by the Harvard Law School (USA). Mr. Luiz Eduardo Fróes do Amaral Osorio has declared, for all legal purposes, that in t he last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction judged, at the judicial or administrative levels, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Luiz Eduardo Fróes do Amaral Osorio stated that he is not a politically exposed person, as defined in the applicable regulations. Gerd Peter Poppinga 604.856.637-91 He is Vale’s Executive Officer of Ferrous and Coal (since November 2014). His main professional experiences include the posit ions of (i) Executive Officer of Base Metals and Informatio n Technology of Vale (2011 to 2014); (ii) Member of the Board of Directors of Vale International S.A. (since June 2015); (iii) Executive Vice-President for the Asia & Pacific Region of Vale Canada (2009 to 2011), a member of the Company's economic group; (iv) Vale Canada's officer for Strategy, Business Development, Human Resources and Sustainability (2008 -2009); and (v) Vale Canada's Strategy and Information Technology Officer (2007 to 2008); (vi) Member of the Board of Directors of Samarco Mineração S.A. (between December 2014 and April 2016), a mining company. In connection with his role at Vale, Mr. Poppinga was also a Member of the Board of Directors and Bo ard of Directors of several companies from 2005 to 2010. From 1985 until 1999, Mr. Poppinga also held several positions at Mineração da Trinidade S.A. – SAMITRI, a publicly held mining company that was acquired by Vale in 2001. He graduated in Geology from the Federal University of Rio de Janeiro - UFRJ in 1980 and from the Universität Erlangen in 1982, Germany, having completed a postgraduate degree in Applied Geology from the Universität Clausthal - Zellerfeld in 1984. He also holds degrees in Geostatistics from the Federal University of Ouro Preto - UFOP, Negotiation Dynamics from INSEAD, Senior Leadership Program from MIT, Leadership Program from IMD Business School, Strategic Megatrends with Asia Focus from Kellogg S ingapure. Dom Cabral Foundation. Mr. Gerd Peter Poppinga has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administ rative proceeding of the CVM, or any conviction by a final decision at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Gerd Peter Poppinga stated that he is not a politically exposed person as set out in the applicable regulations. Eduardo de Salles Bartolomeo 845.567.307-91 He was elected Executive Officer of Base Metals on November 30, 2017, to exercise his mandate as of January 1, 2018. He was a Member of the Financial Committee (from April 2017 to December 2017) and Coordinator of Vale's Governance, Compliance and Risk Committee (from November 2017 to December 2017) and also served as a Member of the Board of Directors. (September 2016 to December 2017), Director of Logistics Operations (from January 2004 to June 2006), Executive Officer (from February 2007 to May 2012) and member of the Strategic Committee (from September 2016 to April 2017). His main professional experiences in the last 5 years include: (i) CEO of Nova Transportação do Sudeste - NTS S.A. (from April to December 2017), a gas company; (ii) Member of the Board of Directors of Logistic Intermodal Logistics (since April 2016), open company of the logistics sector; (iii) CEO of BHG - Brazilian Hospitality Group (July 2013 to July 2015), a hospitality company; and (iv) Member of the Board of Directors of Arteris S.A. (April 2015 to April 2017), a publicly traded compan y in the road concession sector. He graduated in Metallurgical Engineering from the Fluminense Federal University in January 19 88, having an MBA from Katholieke Universiteit Leuven - Belgium, completed in June 1993 and an MBA from the Massachusetts Institute of Technology - USA, completed in June 2013. Mr. Eduardo de Salles Bartolomeo has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in a n administrative proceeding of the Securities Commission, or any conviction by a final decision, at the judicial or administrative level, that has suspended or disqualified him to practice any professional or commercial activity. Mr. Eduardo de Salles Bart olomeo has declared that he is not a politically exposed person, as set out in the applicable regulations. Fernando Jorge Buso Gomes 370.624.177-34 He is Vice-Chairman of the Board of Directors of Vale (since January 2017), Member of the Financial Committee (since April 2015), Coordinator of the Sustainability Committee and Membe r of the Vale People Committee (since November 2017) (from April 2015 to January 2017), Coordinator of the Governance and Sustainability Committee (from April 2015 to October 2017) and member of the Executive Development Committee and the Strategic Committee (April-October 2017). His main professional experiences in the last five years include: (i) Vice - Chairman of the Board of Directors of Valepar S.A. (from January to August 2017), a privately held holding company that exercised control of Vale up to 08/14/2017, when it was merge d into Vale, where he also held the position of (ii) Officer (from April 2015 to August 2017); (iii) Chief Executive Officer(since April 2015) e (iv) Investor Relations Officer of Bradespar S.A. (as of April 2015), a privately -held company, signatory of the Vale Shareholders' Agreement; (v) Officer of Banco Bradesco BBI S.A. (from December 2006 to April 2015), investmen t bank; (vi) Vice Chairman of the Board of Directors (from May 2011 to April 2014) and (vii) Sitting Member of the Board of Directors of Sete Brasil S.A. (from April 2014 April 2015), an offshore company; (viii) Member of the Board of Directors of Smartia Corretora de Seguros S.A. (from September 2012 to July 2015), insurance broker; (ix) Chairman of the Board of Directors of SMR Grupo de Investimentos e Participações S.A. (from September 2014 to July 2015), holding company; (x) Member of the Board of Directors of BCPAR S.A. (from May 2013 to April 2015), holding company; (xi) Member of the Board of Directors of 2b Capital S.A. (since November 2014), investment management company, where he also held the positio n of (xii)Chief Executive Officer (March 2015) to June 2016) and (xiii) Officer (since June 2016); (xiv) Member of the Board of Directors of BR Towers S.A. (from January 2013 to Novembe r 2014); a company involved in the construction and rental of telecommunication towers ; (xv) Member of the Board of Directors of LOG Commercial Properties S.A. (from 2013 to 2015), a publicly-held company in the construction industry; (xvi)Chief Executive Officer of Antares Holdings Ltda., holding company (from April 2015 to April 2017); (xvii)Chief Executive Officer of Brumado Holdings Ltda. (from April 2015 to April 2017); (xviii) Officer of Millennium Security Holdings Corp., holding company (since October 2015); and (xix) Full member of the Board of Directors of the Equity Investment Fund in Rigs (from May 2011 to April 2015). He graduated as a Bachelor of Economi cs from Bennett Integrated Colleges in December 1978. Mr. Fernando Jorge Buso Gomes has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administ rativ e proceeding of the Securities Commission, or any conviction by a final decision, at the judicial or administrative level, tha t has suspended or disqualified him to practice any professional or commercial activity. Mr. Fernando Jorge Buso Gomes stated that he is not a politically exposed person, as defined in the appl icable regulations.

Denise Pauli Pavarina 076.818.858-03 She is a Member of the Board of Directors (since February 2017) and a member of Vale's Sustainability Committee (since November 2 017), where he also held the position of Member of the Governance and Sustainability Committee (from April to October 2017). Her ma in professional experiences in the last 5 years include: (i) Sitting Member of the Board of Directors of Valepar S.A. (from March to August 2017), private holding company that exercised control over Vale until 08/14/2017 , when it was merged into Vale ; (ii) Alternate Directo r (from January 2012 to February 2015), (iii) Executive Officer Manager (from February 2015 to August 2018), (iv) Member of the Ethics Committee (since 2016) and Member of the Sustainability Committee (since March 2017) of Banco Bradesco S.A., multiple bank with commercial portfolio; (v) Chairman of ANBIMA - Brazilian Association of Financial and Capital Market Entities (from April 2012 to April 2016), an association that operates in the field of business associative entities; (vii) Member of the Board of Directors (from March 2015 to August 2018), (vii) Coordinator of the Advisory Committee for the Intermediation Sector (since June 2016), (viii) Coordinator of the Advisory Committee for the Intermediation Sector (fro m March 2015 to June 2016), (ix) Member of the IT Committee (from December 2016 to May 2017), and (x) Member of the Integration Monitoring Committee (since March 2017) of B3 S.A. - Brasil, Bolsa, Balcãor; (xi) Managing Director of Bram - Bradesco Asset Management S.A. (from January 2012 until August 2018), a closed company distributor of securities; (xii) Member of the Council of Representatives of National Confederation of Financial Institutions (representing ANBIMA) - CNF (from April 2012 to April 2016); (xiii) Member of the Board of Trustees of Fundação Bradesco (since December 2009), a private foundation active in the educational sector; (xiv) Member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition Foundation (since February 2012), foundation of hospital care; (xvi) Member of the Strategic Committee (representing ANBIMA, from December 2012 to August 2013), (xvi) Member of the Advisory Board (from December 2012 to August 2014), (xvii) Member of the Board of Directors (representing ANBIMA, from December 2012 to April 2016) and (xviii) Member of the Board of Directors (from May 2016 to November 2017) of the Instituto BRAIN - Brasil Investimentos & Negócios, an association operating in the field of business associative organizations; (xix) Managing Director of Kirton Bank S.A. (from July 2016 to August 2018), multiple bank with commercial portfolio; (xx) Managing Director of Kirton Gestão de Recursos Ltda. (since July 2016), fund management company; (xxi) Member of the Investment Committee of NEO Capital Mezzanino Equity Investment Fund (fro m September 2010 to August 2017), a company that operates in the investment management sector; and (xii) Member of the Board of Directors (from September 2010 to November 2014); and (xxiii) Vice-President of the Board of Directors (from November 2014 to August 2018) of 2b Capital S.A., a closed fund management company; (xxiii) Member of the Market Advisory Chamber (representing B3 S.A. - Brasil, Bolsa, Balcão) of BSM - BM&F Bovespa Market Supervision (since December 2015); (xxiv) Vice President of the Task Force on Disclosure of Financial Risk Information in Companies, arising from climate change, at the FSB - Financial Stability Board. She graduated in Economics from Faculdade Armando Álv ares Penteado (FAAP) in March 1985, graduated in Law from Universidade Paulista (UNIP) in January 2006, got an Executive MBA in Finance from Inspe r - Instituto de Ensino e Pesquisa in 1999 and AMP - Advanced Management Program from IESE Business School. Ms. Denise Pauli Pavarina has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any convic tion judged, at the judicial or administrative level, that has suspended or disqualified her for the practice of any professional or commercial activity. Ms. Denise Pauli P avarina has stated that she is not a politically exposed person, as defined in the applicable regulations.

Yoshitomo Nishimitsu 060.569.787-61 She is Alternate Member of the Board of Directors (since April 2015) and Member of the Governance, Compliance and Risk Committee of Vale (since November 2017). Her main professiona l experiences in the last 5 years include: (i) Alternate Member of the Board of Directors of Valepar S.A. (from May 2014 to April 2015), private holding company that exercised control of Vale until August 14, 2017, when it was merged into Vale; (ii) since April 2001, she has held various positions in Mitsui & Co., Ltd., a foreign trading company (trading company), whic h is a signatory to Shareholders' Agreement of Vale; and (iii) since March 2014, she holds the position of General Manager of the Mineral and Metallic Resources Division of Mitsui & Co. (Brazil) S.A. She graduated in Geology from Kobe University in March 1999, and holds a postgraduate degree in Geology from Ky oto University, completed in March 2001. Ms. Yoshito mo Nishimitsu has stated for all legal purposes that he has not received any criminal conviction in the past five years, any conviction in administrat ive proceedings of the Securities and Exchange Commission, or any conviction for a final decision, in the judicial or administrative sphere, that having suspended or disqualified her f or the practice of any professional or commercial activity. Mr. Yoshitomo Nishimitsu (2) stated that she is not a politically exposed person as defined in the applicable regulations. Eduardo Refinetti Guardia 088.666.638-40 He is full member of Vale's Board of Directors (since July 2016), where was also a member of Vale's Finance Committee (from July 2016 until July 2017) and Coordinator of said Committ e e (from August 2017 until May 2018). His main professional experiences in the last 5 years include: (i) Minister of Finance (since April 2018); (ii) Executive Secretary of the Ministry of Finance (from June 2016 to April 2018); (iii) Coordinator of the Risk and Capital Committee (since September 2017); and (iv) Chairman of the Board of Dire ctors of Banco do Brasil SA (from June 2016 to April 2017), a publicly -held financial institution; and (v) Executive Director of B3 Products (from June 2013 to May 2016); and (vi) Financial, Corporate and Investor Relations Executive Director of B3 (from June 2010 to June 2013). He graduated in Economics from the Pontifical Catholic Univ ersity of São Paulo in 1987, completed a Master's degree in Economics from the State University of Campinas in 1992 and PhD in Economics from the University of São Paulo in 1999. Mr. Ed uardo Refinetti Guardia was a professor at the Economic s Department of the Faculty of Economics and Administration of t he Pontifical Catholic University of São Paulo (from April 1990 to March 1997). {1} Mr. Eduardo Refinetti Guardia has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securitie s Commission, or any conviction by decision judged, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Eduardo Refinetti Guardia stated that he is considered a Politically Exposed Person, pursuant to CVM Instruction no. 463, dated January 8, 2008, since he holds a position in the Executive Branch of the Federal Government (Executive Secretary of the Ministry of Finance) . Gilberto Antonio Vieira 221.153.079-68 He is alternate member of Vale's Board of Directors (since April 2015). His main professional experiences in the last 5 years include: (i) Alternate Member of the Board of Directors of Valepar S.A. (from April 2015 to August 2017), a privately held holding company that exercised control of Vale until 08/14/20 17, when it was merged into Vale; (ii) Officer-General Secretary of the National Confederation of Workers in Credit Companies - CONTEC (since September 1996), class entity; (iii) Alternate Member of the Board of Directors of Cooperativa Habitacional ANABB Ltda. (from March 2014 to March 2015), housing cooperative, where he currently holds the position as (iv) Member of the Council of Delegates (since April 2015); and (v) Member of the Advisory Group on Labor and Union Relations of the National Association of Employees of Banco do Brasil - ANABB (from June 2012 to December 2015). He graduated in Law from the Center for University Education of Brasília (CEUB) in January 1990 and in Business Administration from Fun dação Universidade de Blumenau (FURB) in Decemb e r 1978, where he also obtained a Specialization degree in Business Administration in September 1980. He also obtained a post-graduate degree in Foreign Trade from UDF/ICAT in Novembe r 1985, and in Politics and Strategy from the University of Brasilia (UNB) in July 1998. Mr. Gilberto Antonio Vieira has declar ed, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission , or any conviction by a final decision at judicial or administrativ e level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Gilberto Antonio Vieira has stated th at he is not a politically exposed person, as defined in the applicable regulations.

Gueitiro Matsuo Genso 624.201.519-68 He is Chairman of the Company's Board of Directors (since February 2016), considering that he was already a Sitting Member of the B oard of Directors (since March 2015) and, being also a Member of the People Committee (since November 2017) and coordinator of the Finance Committee (since May 2018). He also held the positions of Member of the Strategic Committ e e (from April 2015 to October 2017) and member of the Executive Development Committee (from April to October 2017). His main pr ofessional experiences in the last 5 years include: (i) Chief Executive Officer of Valepar S.A., a closely -held holding corporation which exercised control of Vale until 08/14/2017, when it was merged into Vale (April 2015 to August 2017); (ii) Chief Executive Officer of PREVI - Banco do Brasil Employees’ Pension Fund (since 2015), a supplementary pension entity which holds an indirect interest in the Company through Lite l Participações S.A., which in turn is a signatory to the Vale Shareholders Agreement; (iii) Natural Person Customer Officer at Banco do Brasil S.A. (from 2014 to 2015), financial institution , where he also held the position as (iv) Housing Credit Officer (from 2011 to 2014); (v) Member of the Board of Directors of Câmara Interbancária de Pagamento s - CIP (from August 2014 to August 2015), a non-profit entity that acts in the clearing and settlement of payment instruments; and (vi) Member of the Fiscal Council of the Seguradora BB Mapfre Group (from June 2011 to August 2015). He graduated in Business Administration from the Faculdade Sociedade Paranaense de Ensino e Informática (SPEI) in August 2002. He completed MBA courses in Basic General Training for Executives at Fundação Getúlio Vargas (FGV-PR) in August 1998, and in Agribusiness from Escola Superior de Agricultura Luiz de Queiroz (ESALQ/USP), in June 2002. Mr. Gueitiro Matsuo Genso has stated, for all legal purposes, that in the last 5 years he has not received any criminal conviction, any conviction in an administrative proceedin g of the Securities Commission, or any conviction by final and unappealable decision, at the judicial or administrative level, that has sus pended or disqualified him for the practice of any professional or commercial activity. Mr. Gueitiro Matsuo Genso stated that he is not a politically exposed person, as set out in the applicable regulations. Oscar Augusto Camargo Filho 030.754.948-87 He is a Sitting Member of the Board of Directors (since September 2003) and Coordinator of Vale’s People Committee (since November 20 17), where he also held the positions of Membe r of the Strategic Committee (from March 2006 to October 2017) and Member of the Exec utive Development Committee (from November 2003 to October 2017). His main professiona l experiences in the last 5 years include: (i) Sitting Member of the Board of Directors of Valepar S.A. (from September 2003 to May 2014); closely-held holding corporation which exercised control of Vale until August 14, 2017, when it was merged into Vale ; and (ii) Managing Partner of CWH Consultoria em Gestão Empresarial (since October 2003), a consulting firm. He graduated in Law from the Faculty of Law School of the University of São Paulo in December 1963, and completed a post -graduate degree in International Marketing from the University of Cambridge in September 1971. Mr. Oscar Augusto Camargo Filho has declared, for all legal purposes, that in the last 5 year s he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a decision at the judicial or a dministrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Oscar Augusto Camargo Filho has stated that he is not a politically exposed pers on, as set out in the applicable regulations. Moacir Nachbar Junior 062.947.708-66

He is Alternate Member of the Board of Directors (since April 2015) and Member of Vale’s Governance, Compliance and Risk Committee (since November 2017), where he also held the position of Member of the Audit Committee (from April 2015 to October 2017). His main professional experiences in the last 5 years include: (i) Sitting Member of the Board of Director s of Valepar S.A. (from April 2015 to August 2017); closely-held holding corporation which exercised control of Vale until August 14, 2017, when it was merged into Vale ; (ii) Executive Managing Director of Banco Bradesco S.A. (since February 2015), financial institution, where he also holds the position o f Member of the Disclosure Executive Committee (since 2012), Member of the Sustainability Committee (since 2013), Member of Committee on Internal Controls and Compliance (since 2015), Me mber of the Committee on Integrated Risk Manageme n t and Capital Allocation (since 2015), Member of the Ethics Committee (since 2015); and held the position of Alternate Executive Director (from J anuary 2012 to February 2015); (iii) Alternate Member of the Management Council of the Brazilian Association of Publicly -Held Companies - ABRASCA (April 2013 to April 2017), a civil association active in advising the interests of publicly held companies; (iv) Alternate Member of the Board of Directors of Fidelity Processadora e Serviços S.A. (from February 2012 to April 2015), credi t card processing company ; (v) Member of the Board of Trustees of Fundação Bradesco (since March 2005), foundation that acts in education; (vi) Member of the Board of Directors of the Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição (since February 2012), medical and hospital supporting foundation; (vii) Alternate Member of the Advisory Board of the Fundo Garantido r de Créditos - FGC (since October 2013), a fund which provides credit guarantees against institutions associated to it; (viii) Officer of 2bCapital Participações Ltda. (from April 2015 to June 2016); (ix) Chief Executive Officer of 2b Capital S.A., a private corporation that manages funds (since June 2016), where he also held th e position as (x) Officer (from March 2015 to June 2016); (xi) Managing Director of BEC - Distribuidora de Títulos e Valores Mobiliários Ltda. (from April 2015 to April 2017); (xii) Managing Director of BEM - Distribuidora de Título s e Valores Mobiliários Ltda. (from April 2015 to April 2017); (xiii) Managing Director of Kirton Bank S.A. (since July 2016), multiple bank with commercial portfolio; and (xiv) Member of the Banking Self-Regulation Board of FEBRABAN - Brazilian Federation of Banks (since December 2016). He graduated in Accounting Sciences in December 1987, with Post-Graduatio n "Lato Sensu" in Financial Administration in July 1990, from Faculdades Integradas "Campos Salles", MBA Controller by FIPECAFI - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FEA-USP in November 2000 and Tuck Executive Program from the Tuck School of Business at Dartmouth - Hanover, New Hampshire, USA in August 2009. Mr. Moacir Nachbar Junior has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offen se, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgement, at the judicial or administrative level, that has suspended or d isqualified him for the practice of any professional or commer c ia l activity. Mr. Moacir Nachbar Junior stated that he is not a politically exposed person as set out in the applicable regulations. Robson Rocha 298.270.436-68 He is alternate Member of Vale's Board of Directors (since April 2015). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Vale (fro m April 2011 to April 2015); (ii) Alternate Member of the Board of Directors of Valepar S.A. (from April 2015 to August 2017), a private holding corporation that exercised control of Vale until 08/14/2017, when it was merged into Vale; and (iii) Vice-President of Banco do Brasil S.A .(from April 2009 to April 2015), a publicly -held financial institution. He graduated in Business Administration from UNICENTRO - Newton Paiva, Belo Horizonte, in December 1998. He holds a specialization in Strategic Management from the Federal University of Mina s Gerais - UFMG completed in March 2001, a Master's degree in Marketing from Fundação Ciências Humanas - Pedro Leopoldo, completed in December 2001, and an MBA in Finance from Fundação Dom Cabral, completed in December 2002. Mr. Rocha has stated, for all legal purposes, that in the last 5 yea rs he has not been convicted of any criminal offense, any convictio n in an administrative proceeding of the Securities Commission, or any conviction by a final judgement at the judicial or admin istrative level, which has suspended or disqualified him for t he practice of any professional or commercial activity. Mr. Robson Rocha has stated that he is a politically exposed person as s et out in the applicable regulations.

Lucio Azevedo 526.635.317-15 He is a member of the Board of Directors of Vale (since April 2015) and Employee of Vale S.A. (since 1985), occupying the pos ition of train driver, assigned to the Union of Workers in Railway Companies of the States of Maranhão, Pará and Tocantins. His main professional experience in the last 5 years is to be Chairman of the Union of Workers in Railway Companie s of the States of Maranhão, Pará and Tocantins (since 2013), class entity. Mr. Lucio Azevedo has incomplete High School. Mr. Lucio Azevedo has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgement, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Lucio Azevedo stated that he is not a politically exposed person, as set out in the applicable regulations. Raimundo Nonato Alves de Amorim 147.611.573-72 He is an Alternate Member of Vale's Board of Directors (since April 2017) and an employee of Vale since 1985, assigned to the Trade Union of Workers in the Iron and Base Metals Extraction Industry of Marabá, Parauapebas, Curionópolis and Canaã dos Carajás, in the State of Pará. His main professional experiences in the last 5 years include: (i) Alternate Membe r of Vale's Board of Directors (April 2009 to April 2013) and (ii) Chairman of the Union of Workers in the Iron and Base Metals Extraction Industry Marabá, Parauapebas, Curionópolis and Canaã dos Carajás - PA (since November 2001), class entity. Mr. Raimundo is an Electrical Technician from the Department of Supplementar y Education DESU / SEDUC. Mr. Raimun d o Nonato Alves de Amorim has declared, for all legal purposes, that in the last five years he has not been convicted of any cri minal offense, any conviction in an administrative proceedin g of the Securities Commission, or any other conviction by final judgement, at the judicial or administrative level, that has suspended or disqualified him f or the practice of any professiona l or commercial activity. Mr. Raimundo Nonato Alves de Amorim stated that he is not a politically exposed person, as set out in the applicable regulations. Eduardo de Oliveira Rodrigues Filho 442.810.487-15 He is amember of the Board of Directors (since April 2011), Member of the Financial Committee (since April 2011) and Member of the Sustainability Committee (since November 2017) of Vale , where he also has held the position of member of the Governance and Sustainability Committee (from April 2015 to October 20 17). His main professional experiences in the last 5 years include: (i) Sitting Member of the Board of Directors (since May 2014) and Alternate Member of the Board of Directors of Valepar S.A. (fro m April 2008 to August 2017, closed corporation that exercised control of Vale until 08/14/2017, when it was merged into Vale , and (ii) Managing Partner of CWH Consultoria em Gestão Empresarial (sinc e May 2008), a consulting firm. He graduated in Civil Engineering from the Pontifícia Universidade Católica do Rio de Janeiro (PUC -RJ) in December 1978 and holds a postgraduate degree in Transporting Planning from the University of Westminster, completed in October 2000. Mr. Eduardo de Oliveira Rodrigues Filho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Sec urities Commission, or any conviction by final judgement at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Eduardo de Oliveira Rodrigues Filho declared that he is not a politically exposed person, as set out in the applicable regulations. Luiz Maurício Leuzinger 009.623.687-68 He is an Alternate Member of the Board of Directors of Vale (since May 2012), where he held the same position from April to September 2003. He also worked as a Member of the Financia l Committee (from August 2007 to April 2015), Member of the Executive Development Committee (from May 2012 to April 2015) and member of the Governance and Sustainability Committ e e (May 2014 to April 2015) of Vale. His main professional experiences in the last 5 years include: (i) Sitting Member of the Board of Directors of Valepar S.A. (from June 2012 to April 2015); (ii) Alternate Member of the Board of Directors of Valepar S.A. (from 2015 to August 2017); private holding that exercised control of Vale until 08/14/2017, when it was merged into Vale ; (iii) Chief Executive Officer of Bradespar S.A. (from April 2012 to April 2015), a publicly -held company which is a signatory to Vale Shareholders' Agreement; and (iv) Member of the Board of Directors of Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A. (since January 2006), current corporate name of American Banknote S.A., a publicly - held company that engages in general graphics activities and plastic and magnetic cards, provision of services and others. He graduated in Electrical Engineering from the National Schoo l of Engineering (current Federal University of Rio de Janeiro - UFRJ) in December 1965. He completed a specialization in Economic Engineering and a Masters in Electrical Engineering at the Illinois Institute of Technology in Chicago, USA , both in July 1968. Mr. Luiz Maurício Leuzinger has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgement at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Luiz Maurício Leuzin ger stated that he is not a politically exposed person, as set out in the applicable regulations. Dan Antonio Marinho Conrado 754.649.427-34 He is a Sitting Member of the Board of Directors (since October 2012) and Member of Vale’s Sustainability Committee (since No vember 2017), where he also held the positions of Membe r of the Governance and Sustainability Committee (from April to October 2017), Chairman of the Board of Directors (from October 2012 to February 2016) and permanent participant of the Strategic Committee (from October 2012 to April 2015 and from June 2015 to February 2016). His main professional experiences in the last 5 years include: (i) President of PREVI - Employees' Pension Fund of Banco do Brasil (from 2012 to 2014), a private pension entity that holds an indirect interest in t he Company through Litel Participações S.A., which, in turn, is a signatory to the Vale Shareholders' Agreement; (ii) Chairman of the Board of Directors of Valepar S.A. (from October 2012 to August 2017), a private holding corporation that exe rcised control of Vale until 08/14/2017, when it was merged into Vale; where he also held the position of (iii) Chief Executive Officer (from October 2012 to April 2015); (iv) Alternate Membe r of the Board of Directors of Petróleo Brasileiro S.A. - Petrobras (from July 2015 to November 2015), a listed oil company; (v) Sitting Member of the Board of Directors of BR Distribuido r a S.A. (from July 2015 to November 2015), a private company specializing in the trading and distribution of petroleum-based products; (vi) Member of Board of Directors of Fras-Le S.A. (from April 2010 to March 2013);and (vii) Member of the Board of Directors of Mapfre BBSH2 Participações S.A. (from March 2011 to March 2017), an insurance company of open capital. He graduated in Law from Universidade Dom Bosco/MS in December 2001, and holds an MBA from Fundação COPPEAD/ Federal Universi ty of Rio de Janeiro, completed in October 1998, and an MBA in Business Management from INEPAD - Institute of Education and Research in Administration/Federal University of Mato Grosso - UFMT, completed in December 2009. Mr. Dan Antonio Marinho Conrado has declared, f or all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an admin istrative proceedin g of the Securities Commission, or any conviction by a final judgement, at the judicial or administrative level, that has suspended or disqualified him to practice any professional or commer c ia l activity. Mr. Dan Antonio Marinho Conrado has stated that he is not a politically exposed person, as set out in the applicable regulations. Marcel Juviniano Barros 029.310.198-10 He is a Sitting Member of the Board of Directors (since October 2012) and Member of Vale’s People Committee (since November 2 017), where he also served as a Member of the Executive Development Committee (from February 2013 to October 2017) . His main professional experiences in the last 5 years include: (i) Director of PREVI - Banco do Brasil Employees' Pensio n Fund (since 2012), a private pension entity, which holds an indirect interest in the Company through Litel Participações S.A. , which, in turn, is a signatory to the Vale Shareholders ' Agreement; and (ii) Sitting Member of Valepar's Board of Directors (from August 2012 to August 2017), a privately -held holding corporation that exercised control of Vale until 08/14/2017, when it was merged into Vale. He graduated in History from FESB - Municipal Foundation of Higher Education of Bragança Paulista in December 1995. Mr. Marcel Juviniano Barros has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securitie s Commission, or any conviction by final judgement at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcel Juviniano Barros has stated that he is not a politically exposed person, as set out in the applicable regulations. Sandra Maria Guerra de Azevedo 947.562.798-72 She is Independent Member of the Board of Directors (since October 2017) and Member of Vale's Governance, Compliance and Risk Committee (since November 2017). Her main professional experiences in the past 5 years include: (i) Founding Partner of Better Gov ernance Consulting Services (since 2005), a consulting firm; (ii) Member of the Board of Director s (since April 2015) of Vix Logística S.A., a publicly -held company in the logistics sector; (iii) Member of the Board of Directors of Global Reporting Initiat ive - GRI (since January 2017), international entity of the sustainability sector; (iv) Member of the Board of Directors of Companhia Paranaense de Energia - Copel S.A. (from October 2016 to April 2017), a publicly -h e ld company in the electric energy business; (v) Advisory Board Member of Solvi Participações (from January 2011 to July 2013), a company that holds equity interests in waste treatment, sanitation and alternative energy companies; (vi) Advisory Board Member of Solvi Valorização Energética (from January to June 2013), a company that operates in the alternative energy sector; (vii) Advisory Board Member of Itapemirim Group (from January 2009 to December 2013), a company active in the transpo rtation business; and (viii) Co-founder of the Brazilia n Institute of Corporate Governance (IBGC), a non-profit institution, acting as Chairman of its Board of Directors (from March 2012 to March 2016). She graduated in Social Communica t io n - Journalism from Universidade Paulista in 1977 and holds a Masters Degre e in Business Administration from University of São Paulo - USP, completed in 2009. Ms. Sandra Maria Guerra de Azevedo has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securitie s Commission, or any conviction by a final judgement, at the judicial or administrative level, which has suspended or disqualif ied her for the practice of any professional or commer c ia l activity. Ms. Sandra Maria Guerra de Azevedo has stated that she is not a politically exposed person, as set out in the applicable regulations. Ms. Sandra Maria Guerra de Azevedo is an independent member of the Board of Directors of the Company in accordance wit m h the Independent Criterion in the Novo Mercado Regulation. Isabella Saboya de Albuquerque 017.919.007-55 She is a Sitting Member of Vale’s Board of Directors (since October 2017). Her main professional experiences in the last 5 ye ars include: (i) Member of the Board of Directors of Wiz Soluções e Corretagem de Seguros S.A. (from April 2016 to April 2018), a publicly held Corporation in the insurance industry; (ii) Member of the Fiscal Council of Bradespar S.A. (fro m April to July 2016), a publicly-held company that is a signatory to Vale Shareholders' Agreement; (iii) Full Member of the Board of Directors of the Brazilian Institute of Corporate Governance - IBGC (since March 2016), non-profit institution; (iv) Member of the Fiscal Council of Mills S.A. (from April 2016 to April 2017), an engineering company; (v) Member of the Board of Directors of Br Malls S.A. (from May 2016 to March 2017), shopping center holding corporation; and (vi) Partner of Jardim Botânico Investimentos S.A. (from May 2009 to January 2015), fund management company. She graduated in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUCRJ) in 1993. Ms. Isabella Saboya de Albuquerqu e has declared, for all legal purposes, that in the last five years she has not been convicted of any criminal offense, any con viction in an administrative proceeding of the Securitie s Commission, or any conviction by final judgement at judicial or administrative level, which has suspended or disqualified her for the pra ctice of any professional or commercial activity. Ms. Isabella Saboya de Albuquerque has stated that she is not a politically expos ed person as set out in the applicable regulations. Ms. Isabella Saboya de Albuquerque is an independen t member of the Board of Directors of the Company in accordance with the Independence Criteria of Novo Mercado Listing Regulati on. Toshiya Asahi 055.107.797-21 He is a Sitting Member of the Board of Directors of Vale (since October 2017). His main professional experiences in the last 5 years include: (i) Vice President of Mitsui & Co. (Brazil) S.A. (since July 2015), a trading and investment company controlled by Mitsui & Co., Ltd., a signatory to Vale Shareholders' Agreement; (ii) General Manager of New Metals and Aluminum of Mitsui & Co., Ltd. (from April 2014 to July 2015), a publicly held corporation, which is a signatory to Vale’s Agreement Sh areholders, where he also served as an (iii) Executive Assistant (from April 2012 to April 2014). He graduated in Metallurgical Engineering from Kyushu University in March 1990. Mr. Toshiya Asahi has declared, for all legal purposes, that in the last 5 years he has not received any criminal conviction, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgement at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr Toshiya Asahi stated that he is not a politically exposed person as defined in the applicable regulations. Gilmar Dalilo Cezar Wanderley 084.489.987-90 He is an alternate member of the Board of Directors (since November 2017) and a member of Vale's Finance Committee (since Sep tember 2014), where he already held the position of Member of the Corporate Governance and Sustainability Committee (from April 201 1 to April 2015). His main professional experiences in the last 5 years include: (i) Chief Financial Officer of Litel Participações S.A. (since November 2012), a company that is a signatory of Vale Shareholders' Agreement; (ii) Manager of Banco do Brasil Employees’ Pension Fund - PREVI (sinc e February 2012), a supplementary pension entity that holds an indirect interest in the Company through Litel Participações S.A ., which in turn is a signatory of Vale Shareholders' Agreement; (iii) Alternate Member of the Board of Directors of 521 Participações S.A. (since April 2012), a publicly -held company that performs holding activities; (iv) Chief Financial Officer and Member of the Board of Directors of Litela Participações S.A. (since March 2012), (v) Full Member of the Board of Directors of Valepar S.A. (from April 2012 to August 2017) whic h exercised control of Vale until 08/14/2017, when it was merged into Vale. He graduated in Economics from Universidade Federal Fluminense - UFF, in Rio de Janeiro, in April 2004; he holds a Postgraduate Degree in Complementary Social Security Management from UFF, completed in May 2015, and a Masters in Pro duction Engineering with emphasis in Strategy, Management and Business Finance from UFF, completed in April 2008. Mr. Gilmar Dalilo Cezar Wanderley has stated for all legal purposes that in the last five years he has not received any criminal conviction, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a final and unappealable decision at judicial or administrativ e level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Gilmar Dalilo Cezar Wanderley has stated that he is not a politically exposed person as set out in the applicable regulations.

Marcelo Amaral Moraes 929.390.077-72 He is a Sitting Member of the Fiscal Council of Vale (since April 2004), where he also held the position of Alternate Member of the Board of Directors (from May to August 2003). His main professional experiences in the last 5 years include: (i) Member of the Fiscal Council of Aceco Ti S.A., a privately held company specialised in design, implementation and maintenance of data centers (since March 2016); (ii) Member of the Board of Directors of Eternit S.A. (since April 2016), a publicly traded company specialized in various activities such as exploration of agricultural activities, gold buying and selling, industrialization of cement, concrete and gypsum products, among others; (iii) Executive Officer of Capital Dynamics Investimentos Ltda. (from January 2012 to April 2015), private equity management; and (iv) Member of the Board of Directors of CPFL Energia S.A. (since April 2017), a publicly traded company of the industry sector. He graduated in Economics from the Federal University of Rio de Janeiro (UFRJ) in January 1991, completed an MBA in Business Administration fro m COPPEAD at UFRJ in November 1993, and a postgraduate degree in Corporate Law and Arbitration from Fundação Getúlio Vargas in Nove mber 2003. Mr. Marcelo Amaral Moraes has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative pro ceeding of the Brazilian Securities Commission, or any convictio n by a final and unappealable decision at judicial or administrative level, which has suspended or disqualified him for the pra ctice of any professional or commercial activity. Mr. Marcelo Amaral Moraes has stated that he is not a politically exposed person, as set out in the applicable regulations. Sergio Mamede Rosa do Nascimento 650.042.058-68 He is an alternate member of Vale's Fiscal Council (since April 2016). His main professional experiences in the last 5 years include: (i) Member of the Fiscal Council of Fibria Celulose S.A. (from April 2013 to April 2015), a publicly beld company in the pulp industry; and (ii) Managing Partner of Barra Livros e Cursos Editora Ltda. (since March 2011). He graduated in Physics from the University of Franca in 1976, obtained a post-graduate degree in economic engineering from ICAT - UDF in December 1983 and an MBA in finance from IBMEC - Instituto Brasileiro de Mercado de Capitais in December 1991. Mr. Sergio Mamede Rosa do Nascimento has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a fin al and unappealable decision at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Sergio Mamede Rosa d o Nascimento stated that he is not a politically exposed person, as set out in the applicable regulations. Raphael Manhães Martins 096.952.607-56 He is a Sitting Member of Vale's Fiscal Council (since April 2015). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Eternit S.A. (sinc e 2015), a publicly held company in the construction materials industry; (ii) Sitting Member of the Fiscal Council of Light S.A. (from 2012 to 2013 and since 2014), a publicly -held compan y in the electric energy business; (iii) Lawyer at Faoro Advogados, a law firm (since 2010); and (iv) Member of the Fiscal Council of Embratel Participações S.A. (from September to December 2014), a publicly-held company in the holding business. He graduated in Law from the University of the State of Rio de Janeiro - UERJ in December 2006. Mr. Raphael Manhães Martins has stated, for all legal purposes, that in the last 5 years he has not received any criminal conviction, any conviction in a n administrative proceeding of the Brazilian Securitie s Commission, or by final judgement at judicial or administrative level, which has suspended or disqualified him for the practi ce of any professional or commercial activity. Mr. Raphael Manhães Martins {2) stated that he is not a politically exposed person as set out in the applicable regulations. Marcus Vinícius Dias Severini 632.856.067-20 He is a Sitting Member of Vale's Fiscal Council (since April 2017). His main professional experiences in the last 5 years inc lude: (i) Audit Officer of Vale (from October 1994 to March 2015); (ii) Member of the Fiscal Council of BRF S.A. (since April 2015), a publicly held company in the food sector; and (iii) Member of the Fiscal Council of Mills Estruturas e Serviços de Engenharia S.A. (since April 2015), a publicly -held company operating in the civil construction sector. He graduated in Electrical Engineering from Universidade Federal Flu minense - UFF in December 1979, in Accounting Science at UniverCidade in December 2003 and completed a specialization in Economic Engineering fro m UniSUAW in December 1981. Mr. Marcus Viníciu s Dias Severini has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securitie s Commission, or any conviction by final judgement at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcus Vinícius Dias Severini stated that he is not a politically exposed person, as set out in the applicable regulation s.

Gaspar Carreira Júnior 000.459.657-90 He is an Alternate Member of Vale's Fiscal Council (since April 2017). His main professional experiences in the last 5 years include: OI Group (Telemar, Oi, BrT), a multina tio n a l telecommunications company (since 1999) as (i) Member of the Fiscal Council (since August 2013); (ii) Director of Administra tive-Financial Services (since January 2009). He graduated in Economics from Cândido Mendes University in Rio de Janeiro in 1989, holds a post -graduate degree in Finance from Pontifícia Universidade Católica do Rio de Janeiro in 1992, an Executive MBA from the Federal University of Rio de Janeiro (COPPEAD) in 1999 and a Specialization in Project Management from Universidade Feder al Fluminense in 2004. Mr. Gaspar Carreira Júnior has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securitie s Commission, or any final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Gaspar Carreira Júnior stated that he is not a politically exposed person, as set out in the applicable regulations. Eduardo Cesar Pasa 541.035.920-87 He is member of the Vale’s Fiscal Council (since April 2017), where he also held the position of Coordinating Member of the A udit Committee (from April 2014 to October 2017). His main professional experiences in the last 5 years include: (i) Director of the Accounting Department of Banco do Brasil S.A. (since April 2015), financial institution where he also held the positio n of (ii) General Accounting Manager (March 2009 to April 2015); and (iii) Sitting Member of the Fiscal Council (between April 2015 and April 2017); (iv) Member of the Advisory Board of PREVI - Banco do Brasil Employees' Pension Fund (since 2010), a supplementary pension entity, which holds an indirect interest in the Company through Litel Participações S.A., which in turn is signatory of the Vale Shareholders' Agreement; (v) Sitting Member of the Fiscal Council of Eletrobras - Centrais Elétricas Brasileiras S.A. (from April 2015 to April 2017), a publicly - held company operating in the electric energy business; (vi) Sitting Member of Audit Committee of Cateno Gestão de Contas de Pagamento S.A. (from April 2016 to April 2017), a closely held corporation for provision of services; (vii) Sitting Member of the Fiscal Council of Cassi - Caixa de Assistência dos Trabalhadores de Banco do Brasil S. A. (from 2010 to 2014), a closely held company that operates in the health sector; (viii) Alternate Member of the Fiscal Council of Banco Votorantim S.A. (from 2009 to 2015), financial institution; (viii) Sitting Membe r of the Fiscal Council of BBTS - BB Tecnologia e Serviços (from 2008 to 2015), a closely held company for provision of services; and (ix) Member of the Fiscal Council of Petrobras S.A. (since April 2017), a publicly held company in the oil industry. Graduated in Accounting Sciences from the U niversity Center of Brasília - UniCeub in September 1995, graduated in Lato-Sensu Postgraduate in Accounting Sciences from Escola de Pós-Graduação em Economia da Fundação Getulio Vargas - FGV in July 1997 and a Masters in Accounting Sciences from Faculty of Economics, Administration and Accounting of the University of São Paulo (USP) in April 2003. Mr. Eduardo Cesar Pasa stated, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgement at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Eduardo Cesar Pasa d eclared himself to be politically exposed, under the terms of CVM Instruction 301, of April 16, 1999, as amended, since he holds the position of Director of the Accounting Department of Banco do Brasil. Arthur Prado Silva 991.897.047-20 He is Alternate Member of the Board of Directors (since July 2015) and Member of the Governance , Compliance and Risk Committee of Vale (since November 2017), where he also held the positions of Member of the Audit Committee (from April to October 2017), and a member of the Governance and Sustainabilit y Committee (from April 2015 to July 2016). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Valepar S.A. (from July 2015 to August 2017), private holding company that exercised control of Vale until 14/08/2017, when it was merged into Vale ; (ii) Member of the Board of Directors of Litel Participações S.A. (since July 2015), a signatory of Vale's Shareholders' Agreement, which holds a holding company, where he also held the position of (iii) Administrative Officer (from 2013 to 2015) ; (iv) Member of the Board of Directors of Litela Participações S.A. (since July 2015) and (v) of Litel B Participações S.A. (from July 2015 to July 2016), publicly held companies that are holding companies and are contr olled by Litel Participações S.A., having also held positions as (vi) Administrative Officer (from 2013 to 2015) in said companies; (vii) Executive Manager of PREVI - Banco do Brasil Employees' Pension Fund (since April 2013), a private pension entity, which holds an indirect interest in the Company through Litel Participações S.A., which, in turn, is signatory of the Vale Shareholders' Agreement; (viii) Member of the Audit Committee of Tupy S.A. (from 2011 to 2015), a publicly held company acting in the metallurgy industry, co ntrolled by PREVI - Banco do Brasil Employees' Pensio n Fund; (ix) Sitting Member of the Board of Directors of Sul 116 Participações S.A. (from 2011 to 2015), a publicly -held company with holding activities; (x) Sitting Member of the Board of Directors of 521 Participações S.A. (since 2006), a publicly-held company with holding activities; and (xi) Sitting Member of the Board of Directors of GTD Participações S.A. (from 2008 to 2013), a publicly-held company with holding activities. Graduated in Law in December 1999, with Post -Graduation in Auditing and Finance, completed in May 2001, and in Tax Law, completed in March 2009, all at Universidade Cândido Mendes, and MBA in Corporate Finance from Fundação Getúlio Vargas, in De cember 2004. Mr. Arthur Prado has stated for all legal purposes that in the last five (5) years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Sec urities and Exchange Commission, or any conviction by a final and unappealable decision, at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Arthur Prado has stated that he is not a politically exposed person as set out in the applicable regulations. Ney Roberto Ottoni de Brito 100.055.527-53 He is a Member of the Board of Directors (since January 2018), Member and Coordinator of the Governance, Compliance and Risk Committee, as well as Member of the Financial Committ e e (since January 2018). His main professional experience in the last 5 years includes the position of CEO at Ney O. Brito e Associados, acting in the financial advisory and investmen t management industry (since December 1978). Graduated in Mechanical Engineering in December 1967, with a Masters in Production Engineering completed in June 1969, all of them at Federal University of Rio de Janeiro, as well as a PhD in Finance from GSB Standford University, completed in March 1975. Mr. Ney Roberto Ottoni de Brito has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commiss ion, or any conviction by a final and unappealable decision, at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Ney Roberto Ottoni de Brito stated that he is not a politically exposed person, as set out in the applicable regulations. Daniel Rodrigues Alves 010.980.801-06 He is a Sitting Member of Vale's Fiscal Council (since April 2018). His main professional experiences in the last 5 years include: (i) Managing Partner of the law firm Rodrigues Alves e Soares Duar Advogados (between 2011 and 2014); (ii) Legal Consultant of the Empresa Gestora de Ativos - EMGEA, public held company (from December 2015 to July 2016), (iii) Alternate Executive Secretariat of the Brazilian Ministry of Finance (since July 2016), and (iv) Alternate member of the Board of Directors of BB MAPFRE SH1 Participações S.A., an insurance company (since July 2017). He graduated in Law from Associação de Ensino Unificado do Distrito Federal in 1975 and specialized in the Course of International Law at Fundação Getúlio Vargas in Rio de Janeiro. Mr. Daniel Rodrigues Alves has stated, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securit ies Commission, or any conviction by final judgement at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Daniel Rodrigues Alves stated that he is a politically expose d person, as defined in the applicable regulations. Rodrigo Toledo Cabral Cota 010.980.801-06 He is an alternate member of Vale's Fiscal Council (since April 2018). His main professional experiences in the last 5 years include: (i) Alternate Executive Secretariat of the Ministry of Planning, Development and Management of the Brazilian Federal Government (between April and December 2017), (ii) Program Director of the Executive Secretariat of the Ministry of Planning, Development and Management of the Brazilian Federal Government (between May 2016 and April 2017), (iii) Advisor to the Executive Secretariat of the Ministry of Finance of the Brazilian Federal Government (between December 2015 and May 2016); Executive Secretariat of the Ministry of Planning, D evelopment and Management of the Brazilian Federal Government (between January and December 2015), (v) Undersecretary for Export Credit of the Ministry of Finance of the Brazilian Federal Government (between December 2012 and December 2014), (vi) Chairman of the Board of Directors (between April and October 2016) and Member of the Board of Directors (since October 2016) of the E mpresa Gestora e Ativos S/A - Emgea, of the credit recovery sector, and (vii) Undersecretary of State Governance of the Brazilian Government Finance Ministry (since December 2017). He graduated in Busines s Administration from CESMAC - Centro de Estudos Superiores de Maceió, in 1999. He completed a specialization in International Relations and Business at Uni sinos - Universidades do Vale do Rio dos Sinos, in 2000. Mr. Rodrigo Toledo Cabral Cota has declared, for all legal purposes, that in the last 5 years he h as not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or a ny conviction by final judgement at judicial or administrative level, which has suspended or disqualified him for the practic e of any professional or commercial activity. Mr. Rodrigo Toledo Cabral Cota stated that he is a politically exposed person, as set out in the applicable regulation.

12.7 / 8 - Composition of statutory committees and audit, financial and compensation committees member in the meetings Shareholders’ Meeting of Shareholders’ Meeting of Name C ommittee ty pe Electiv e position held Profession Election Date Term duration C PF or passport number Description of other committees/ Description other positions held Number of C onsecutiv e Terms Date of Birth Inv estiture date % of participation of the held after inv estiture O ther positions/functions performed at the issuer Independent Member C riteria used to determine independence Eduardo de Oliveira Rodrigues Filho Financial C ommittee Member Engineer 04/26/2017 Until the A nnual Shareholders’ Meeting of 2019 442.810.487-15 N/A 4 08/20/1954 04/26/2017 95% A lternate Member of Vale’s Board of Directors and Member of the Sustainability C ommittee No N/A Fernando Jorge Buso Gomes Financial C ommittee Member Bank clerck 04/26/2017 Until the A nnual 370.624.177-34 N/A 1 06/06/1956 04/26/2017 88% Vice President of Vale’s Board of Directors and C oordinator of the Sustainability C ommittee and Member of the People C ommittee. No N/A Gilmar Dalilo Cezar Wanderley Financial C ommittee Member Bank clerck 04/26/2017 Until the A nnual 084.489.987-90 N/A 1 08/30/1979 04/26/2017 93% A lternate Member of Vale’s Board of Directors No N/A Luciano Siani Pires O ther C ommittees C hief Executiv e O fficer Mechanical Engineer 09/25/2017 Indefinite 013.907.897-56 Risk Executiv e C ommittee 1 02/10/1970 09/25/2017 100% Finance and Inv estor Relations Executiv e O fficer, also responsible for the C apital Projects Implementation area and member of the Information Disclosure C ommittee No N/A Stephen Michael Potter O ther C ommittees Member Mining Engineer 10/03/2017 10/03/2019 057.858.457-33 Risk Executiv e C ommittee 0 12/04/1970 10/03/2017 100% Strategic Planning Director No N/A João Henrique Moraes O ther C ommittees Member Engineer 09/28/2017 09/28/2019 875.353.197-34 Risk Executiv e C ommittee 0 05/28/1963 09/28/2017 100% Safety and Business Serv ices Director No N/A Conor Francis Spollen O ther C ommittees Member Engineer 04/19/2018 04/19/2020 Passport no. HB540856 Risk Executiv e C ommittee 0 10/03/1966 04/19/2018 N/A Basic Metal Dev elopment and Technology Director No N/A Luciano Siani Pires O ther C ommittees Member Mechanical Engineer 07/25/2012 05/26/2019 013.907.897-56 Information Disclosure C ommittee N/A 02/10/1970 08/01/2012 100% Finance and Inv estor Relations Executiv e O fficer, also responsible for the C apital Projects Implementation area and chairman of the Risk Executiv e C ommittee No N/A Fabio Schvartsman O ther C ommittees Full member Production engineer 05/26/2017 05/26/2019 940.563.318-04 Information Disclosure C ommittee N/A 2/25/1954 05/26/2017 6%

12.7 / 8 - Composition of statutory committees and audit, financial and compensation committees

Name	Committee type	Elective position held	Profession	Election Date	Term duration
CPF or passport number	Description of other committees/ Description other positions held	Number of Consecutive Terms	Date of Birth	Investiture date	% of participation of the member in the meetings held after investiture
Other positions/functions performed at the issuer		Independent Member	Criteria used to determine independence		
Eduardo de Oliveira Rodrigues Filho	Financial Committee	Member	Engineer	04/26/2017	Until the Annual Shareholders' Meeting of 2019
442.810.487-15	N/A	4	08/20/1954	04/26/2017	95%
Alternate Member of Vale's Board of Directors and Member of the Sustainability Committee		No	N/A		
Fernando Jorge Buso Gomes	Financial Committee	Member	Bank clerck	04/26/2017	Until the Annual Shareholders' Meeting of
370.624.177-34	N/A	1	06/06/1956	04/26/2017	88%
Vice President of Vale's Board of Directors and Coordinator of the Sustainability Committee and Member of the People Committee.		No	N/A		
Gilmar Dalilo Cezar Wanderley	Financial Committee	Member	Bank clerck	04/26/2017	Until the Annual Shareholders' Meeting of
084.489.987-90	N/A	1	08/30/1979	04/26/2017	93%
Alternate Member of Vale's Board of Directors		No	N/A		
Luciano Siani Pires	Other Committees	Chief Executive Officer	Mechanical Engineer	09/25/2017	Indefinite
013.907.897-56	Risk Executive Committee	1	02/10/1970	09/25/2017	100%
Finance and Investor Relations Executive Officer, also responsible for the Capital Projects Implementation area and member of the Information Disclosure Committee		No	N/A		
Stephen Michael Potter	Other Committees	Member	Mining Engineer	10/03/2017	10/03/2019
057.858.457-33	Risk Executive Committee	0	12/04/1970	10/03/2017	100%
Strategic Planning Director		No	N/A		
João Henrique Moraes	Other Committees	Member	Engineer	09/28/2017	09/28/2019
875.353.197-34	Risk Executive Committee	0	05/28/1963	09/28/2017	100%
Safety and Business Services Director		No	N/A		
Conor Francis Spollen	Other Committees	Member	Engineer	04/19/2018	04/19/2020
Passport no. HB540856	Risk Executive Committee	0	10/03/1966	04/19/2018	N/A
Basic Metal Development and Technology Director		No	N/A		
Luciano Siani Pires	Other Committees	Member	Mechanical Engineer	07/25/2012	05/26/2019
013.907.897-56	Information Disclosure Committee	N/A	02/10/1970	08/01/2012	100%
Finance and Investor Relations Executive Officer, also responsible for the Capital Projects Implementation area and chairman of the Risk Executive Committee		No	N/A		
Fabio Schvartsman	Other Committees	Full member	Production engineer	05/26/2017	05/26/2019
940.563.318-04	Information Disclosure Committee	N/A	2/25/1954	05/26/2017	6%

Vale Chief Executive Officer		No	N/A		
Gueitiro Matsuo Genso	Financial Committee	Coordinator	Bank clerk	24/05/2018	Until the Annual Shareholders' Meeting of 2019
088.666.638/40	N/A	0	12/12/1971	24/05/2018	N/A
Chairman of Vale's Board of Directors and member of the People Committee		No	N/A		
Fernando Jorge Buso Gomes	Other Committees	Coordinator	Bank clerck	11/17/2017	Until the Annual Shareholders' Meeting of 2019
370.624.177-34	Sustainability Committee	0	06/06/1956	11/17/2017	N/A
Vice President of Vale's Board of Directors, Member of the Financial Committee and People Committee.		No	N/A		
Dan Antonio Marinho Conrado	Other Committees	Member	Bank clerck	11/17/2017	Until the Annual Shareholders' Meeting of 2019
754.649.427-34	Sustainability Committee	0	07/26/1964	11/17/2017	100%
Full member of Vale's Board of Directors.		No	N/A		
Denise Pauli Pavarina	Other Committees	Member	Bank clerck	11/17/2017	Until the Annual Shareholders' Meeting of 2019
076.818.858-03	Sustainability Committee	0	04/14/1963	11/17/2017	100%
Full member of Vale's Board of Directors.		No	N/A		
Eduardo de Oliveira Rodrigues Filho	Other Committees	Member	Engineer	11/17/2017	Until the Annual Shareholders' Meeting of 2019
442.810.487-15	Sustainability Committee	0	08/20/1954	11/17/2017	100%
Alternate Member of Vale's Board of Directors and Member of the Financial Committee		No	N/A		
Clarissa de Araújo Lins	Other Committees	Member	Economist	11/17/2017	Until the Annual Shareholders' Meeting of 2019
851.458.317-49	Sustainability Committee	0	04/12/1967	11/17/2017	100%
N/A		Yes	Pursuant to independence criterion of the Company, according to rules of the Committee.		
Oscar Augusto Camargo Filho	Other Committees	Coordinator	Lawyer	11/17/2017	Until the Annual Shareholders' Meeting of 2019
030.754.948-87	People Committee	0	03/09/1938	11/17/2017	
Full member of Vale's Board of Directors.		No	N/A		
Fernando Jorge Buso Gomes	Other Committees	Member	Bank clerck	11/17/2017	Until the Annual Shareholders' Meeting of 2019
370.624.177-34	People Committee	0	06/06/1956	11/17/2017	100%

Vice President of Vale's Board of Directors, Member of Financial Committee and Coordinator of Sustainability Committee.		No	N/A		
Gueitiro Matsuo Genso	Other Committees	Member	Bank clerck	11/17/2017	Until the Annual Shareholders' Meeting of 2019
624.201.519-68	People Committee	0	12/12/1971	11/17/2017	100%
Vale's Chief Executive Officer and Coordinator of Finance Committee		No	N/A		
Marcel Juviniano Barros	Other Committees	Member	Bank clerck	11/17/2017	Until the Annual Shareholders' Meeting of 2019
029.310.198-10	People Committee	0	09/05/1962	11/17/2017	100%
Full member of Vale's Board of Directors.		No	N/A		
Ana Silvia Corso Matte	Other Committees	Member	Law Graduate	11/17/2017	Until the Annual Shareholders' Meeting of 2019
263.636.150-20	People Committee	0	05/30/1958	11/17/2017	100%
N/A		Yes	Pursuant to independence criterion of the Company, according to rules of the Committee.		
Arthur Prado Silva	Other Committees	Member	Bank clerck	11/17/2017	Until the Annual Shareholders' Meeting of 2019
991.897.047-20	Governance, Compliance and Risk Committee	0	04/29/1972	11/17/2017	100%
Alternate Member of Vale's Board of Directors (since July 2015)		No	N/A		
Moacir Nachbar Junior	Other Committees	Member	Bank clerck	11/17/2017	Until the Annual Shareholders' Meeting of 2019
062.947.708-66	Governance, Compliance and Risk Committee	0	04/05/1965	11/17/2017	100%
Alternate Member of Vale's Board of Directors (since April 2015).		No	N/A		
Sandra Maria Guerra de Azevedo	Other Committees	Member	Company manager	11/17/2017	Until the Annual Shareholders' Meeting of 2019
947.562.798-72	Governance, Compliance and Risk Committee	0	04/27/1955	11/17/2017	100%
Full member of Vale's Board of Directors (since October 2017).		Yes	Pursuant to Independence Criterion terms of Novo Mercado.		
Yoshitomo Nishimitsu	Other Committees	Member	Geologist	11/17/2017	Until the Annual Shareholders' Meeting of 2019
060.569.787-61	Governance, Compliance and Risk Committee	0	08/05/1975	11/17/2017	67%

Professional Experience/ Statement on Performance of Duties/ Independence Criterion Eduardo de Oliveira Rodrigues Filho 442.810.487-15 Mr. Eduardo de Oliveira Rodrigues Filho is not an independent member of the Financial Committee. For further information, whe reas Mr. Eduardo de Oliveira Rodrigues Filho is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Gueitiro Matsuo Genso 624.201.519-68 Mr. Gueitiro Matsuo Genso is not an independent member of the Financial Committee. For further information, whereas Mr. Gueitiro Matsuo Genso is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Gilmar Dalilo Cezar Wanderley 084.489.987-90 Mr. Gilmar Dalilo Cezar Wanderley is not an independent member of the Finance Committee. For further information, considering that Mr. Gilmar Dalilo Cezar Wanderley is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Fernando Jorge Buso Gomes 370.624.177-34 Mr. Fernando Jorge Buso Gomes is not an independent member of the Sustainability Committee. For further information, whereas Mr. Fernando Jorge Buso Gomes is a memb e r of the Board of Directors, see item 12.5/6 of this Reference Form.. Dan Antonio Marinho Conrado 754.649.427-34 Mr. Dan Antonio Marinho Conrado is not an independent member of the Sustainability Committee. For additional information, whe reas Mr. Dan Antonio Marinho Conrado is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Denise Pauli Pavarina 076.818.858-03 Ms. Denise Pauli Pavarina is not an independent member of the Sustainability Committee. For further information, whereas Mrs. Denise Pauli Pavarina is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Eduardo de Oliveira Rodrigues Filho 442.810.487-15 Mr. Eduardo de Oliveira Rodrigues Filho is not an independent member of the Sustainability Committee. For further information, whereas Mr. Eduardo de Oliveira Rodrigues Filh o is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Clarissa de Araújo Lins 851.458.317-49 Ms. Clarissa de Araújo Lins is an independent member of the Sustainability Committee in accordance with the Company's indepen dence criterion, under the terms of the Committee 's regulations. Her main professional experiences in the last 5 years include: (i) founding partner of Catavento Consultoria (since August 2013), (ii) Executive Officer of the Instituto Brasileiro de Petróleo, Gás e Biocombustíveis (IBP)(since April 2016); and (iii) elected to the Board of Directors of Petróle o Brasileiro S.A. - Petrobras (in April 2018), a public ly held company in the oil business. She graduated in Economics from the Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio in December 1988. He completed a Master's Degree in Economics from PUC-Rio (December 1990). Mrs. Clarissa de Araújo Lins has declared, for all legal purposes, that in the last 5 years she has not been convicted of any crime, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a final judgement at judicial or administrative level, that has suspended A ndré Moreira Santos O ther C ommittees Member Economi st 04/02/2018 04/02/2020 029.306.287-07 Risk Executiv e C ommittee 0 06/23/1978 04/02/2018 N/A HR Solutions, Performance and C ompensation Executiv e Manager N/A N/A or disqualified her to practice any professional or commercial activity. Ms. Clarissa de Araújo Lins has stated that she is n ot a politically exposed person, as set out in the applicab le regulations. Oscar Augusto Camargo Filho 030.754.948-87 Mr. Oscar Augusto Camargo Filho is not an independent member of the People Committee. For additional information, whereas Mr. Oscar Augusto Camargo Filho is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Fernando Jorge Buso Gomes 370.624.177-34 Mr. Fernando Jorge Buso Gomes is not an independent member of the People Committee. For further information, whereas Mr. Fern ando Jorge Buso Gomes is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Fernando Jorge Buso Gomes 370.624.177-34 Mr. Fernando Jorge Buso Gomes is not an independent member of the Financial Committee. For further information, whereas Mr. Fernando Jorge Buso Gomes is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Gueitiro Matsuo Genso 624.201.519-68 Mr. Gueitiro Matsuo Genso is not an independent member of the People Committee. For further information, whereas Mr. Gueitiro Mat suo Genso is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Marcel Juviniano Barros 029.310.198-10 Mr. Marcel Juviniano Barros is not an independent member of the People Committee. For further information, whereas Mr. Marcel Juv iniano Barros is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Ana Silvia Corso Matte 263.636.150-20 Ms. Ana Silvia Corso Matte is an independent member of the People Committee in accordance with the independence criteria of the Company, under the terms of the Committee 's regulations. Her main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Cemig Telecom S.A. (between May 2013 and May 2015), (ii) Member of the Board of Directors and Coordinator and Member of the Human Resources Committee of Cemig Distribuidora de Energi a S.A. (between January and May 2015), (iii) Member of the Board of Directors of Renova Energia S.A. (between March 2014 and April 2015), (iv) Coordinator and Member of the Human Resources Committee of Renova Energia S.A. (between February 2012 and April 2015), (v) Partner and Executive Officer of Ana Silvia Matte Consultora em Gestão Ltda. (since April 2012). She graduated in Law from the Federal University of Rio Grande do Sul - UFRGS (in December 1980) and completed her post -graduation in HR from PUC-RJ-IAG (July 1988). Ms. Ana Silvia Corso Matte has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, any convic tion in an administrative proceeding of the Securitie s Commission, or by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commer c ia l activity. Ms. Ana Silvia Corso Matte has stated that she is not a person politically exposed, as set out in the applicable re gulations. Arthur Prado Silva 991.897.047-20 Mr. Arthur Prado Silva is not an independent member of the Governance, Compliance and Risk Committee. For further information , whereas Mr. Arthur Prado Silva is a memb e r of the Board of Directors, see item 12.5/6 of this Reference Form.

Moacir Nachbar Junior 062.947.708-66 Mr. Moacir Nachbar Junior is not an independent member of the Governance, Compliance and Risk Committee. For further informat ion, whereas Mr. Moacir Nachbar Junior is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Sandra Maria Guerra de Azevedo 947.562.798-72 Ms. Sandra Maria Guerra de Azevedo is an independent member of the Governance, Compliance and Risk Committee in accordance wi th Novo Mercadoo's independence criteria. For further information, whereas Ms. Sandra Maria Guerra de Azevedo is a member of the Bo ard of Directors, see item 12.5/6 of this Reference Form. Yoshitomo Nishimitsu 060.569.787-61 Mr. Yoshitomo Nishimitsu is not an independent member of the Governance, Compliance and Risk Committee. For further informati on, whereas Mr. Yoshitomo Nishimitsu is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Luciano Siani Pires 013.907.897-56 Mr. Luciano Siani Pires is not an independent member of the Risk Executive Committee. For further information, whereas Mr. Luciano Siani Pires is a member of the Board of Executive Officers, see item 12.5/6 of this Reference Form. Luciano Siani Pires 013.907.897-56 Mr. Luciano Siani Pires is not an independent member of the Information Disclosure Committee. For further information, whereas Mr. Luciano Siani Pires is a member of the Board of Executive Officers, see item 12.5/6 of this Reference Form. Fabio Schvartsman 940.563.318-04 Mr. Fabio Schvartsman is not an independent member of the Information Disclosure Committee. For further information, whereas Mr. Fabio Schvartsman is a member of the Board of Executive Officers, see item 12.5/6 of this Reference Form. Alexandre de Paula Campanha 812.864.066-68 Mr. Alexandre de Paula Campanha is not an independent member of the Ris k Executive Committee. His main professional experiences in the last 5 years include: (i) Executive Manager of Risk Management and Ferrous Geotechnical Structure (since January 2017) of Vale S.A,, where he also held the posit ion of (ii) Operations Officer of Western Corridor and S11D (from September 2010 to December 2015). He graduated in Mining Engineering from UFMG (in December 1995), completed a n MBA in Strategic Management from USP (in December 2004) and an MBA in Business Management from FDC (December 2010). Mr. Alexandre de Paula Campanha has stated, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professiona l or commercial activity. Mr. Alexandre de Paula Campanh a stated that he is not a politically exposed person, as set out in the applicable regulations. Alexandre D’Ambrosio 042.170.338-50 Mr. Alexandre D'Ambrosio is not an independent member of the Information Disclosure Committee and the Ethics Committee. His main professional experiences in the last 5 years include: (i) Vale's General Advisor (since March 2018), (ii) Executive Vice-President (Statutory) of Banco Santanter S.A. (between May 2016 and February 2018), (iii) Genera l Consultant and Global Executive Vice-President (Statutory Officer) of the Votorantim Group – holding (between June 2003 and April 2016). He graduated in Law from the University of São Paulo (December 1984), completed law lato sensus degree from Harvard Law School, Cambridge (1986) and Juris Doctor fro m National Law Center, George Washingto n University (1989). Mr. Alexandre D'Ambrosio has declared, for all legal purposes, that in the last 5 years he has not been co nvicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Alexandre D'Ambrosio has stated that he is not a politically exposed person, as set out in the applicable regulations.

Murilo Muller 877.208.929-68 Mr. Murilo Muller is not an independent member of the Information Disclosure Committee. His main professional experiences in the last 5 years include: (i) Auditing and Accountin g Officer (since August 2017) of Vale, where he also held the positions of (ii) Auditing Projects Manager (between August 2013 and March 2015 ), and (iii) Auditing and Accountin g Executive Manager (between March 2015 and August 2017), (iv) Associate Partner of PricewaterhouseCoopers Auditores Independentes (between July 1995 and August 2013), (v) Renova (Remediation of the Rio Doce) (since January 2017). Graduated in Accounting Sciences from the Federal University of Pa raná (December 2001). Mr. Murilo Muller has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securitie s Commission, or any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of an y professiona l or commercial activity. Mr. Murilo Muller stated that he is not a politically exposed person as set out in the applicable regulations. Marcelo da Silva Klein 991.737.357-87 Mr. Marcelo da Silva Klein is not an independent member of the Risk Executive Committee. His main professional experiences in the last 5 years include: (i) Vale’s Executive Manager for Operational Excellence (since February 2013). He graduated in Industrial Chemistry from PUC -RJ (in December 1988) and Chemical Engineering at UFRJ (in Decemb e r 1990)> He completed a post-graduation course in Chemical Engineering from COPPEAD UFRJ (March 1992), Business Management by Fundação Dom Cabral (November 1992), Master's Degree in Material Science from UFOP (July 2002) and MBA in Corporate Finance from IBMEC -RJ (September 2003). Mr. Marcelo da Silva Klein has declared, f or all lega l purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative pro ceeding of the Securities Commission, or any convictio n by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcelo da Silva Klein stated that he is not a politically exposed person, as set out in the applicable regulations. Stephen Michael Potter 057.858.457-33 Mr. Stephen Michael Potter is not an independent member of the Risk Executive Committee. His main professional experiences in the last 5 years include: (i) Strategic Plannin g Officer in Vale (since September 2012), and (ii) Chairman of the Board of Directors of Tecnored (since October 2011). He graduated in Mining Engineering from Imperial College in London (July 1993). Mr Stephen Michael Potter has stated, for all legal purposes, that in the last 5 years, he has not been convicted of any criminal charge, any conviction in administrative proceedings of the Securities, or any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Stephen Michael Potter has not declared to be a politically exposed person as defined in the applicable regulation. João Henrique Moraes 875.353.197-34 Mr. João Henrique Moraes is not an independent member of the Risk Executive Commiittee. His main professional experiences in the last 5 years include: (i) Vale's Ombuds ma n Officer (between August 2013 and June 2016) and (ii) Director of Security and Business Services (since July 2016) . He graduated in Systems and Computer Engineering fro m Rio de Janeiro State University (December 1985) and completed an Executive MBA from Coppead UFRJ (December 1995). Mr. João He nrique Moraes has declared, for all lega l purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative pro ceeding of the Brazilian Securities Commission, or any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or comme r c ia l activity. Mr. João Henrique Moraes stated that he is not a politically exposed person, as defined in the applicable regulatio ns. Conor Francis Spollen HB540856 Mr. Conor Francis Spollen is not an independent member of the Risk Executive Commiittee. His main professional experiences in the last 5 years include: (i) Base Metals Technology and Development Officer (since May 2018); (ii) Vale’s Project and Operations Officer in Canada and United Kingdom (between January 2015 and May 2018), (iii) North Atlantic Capital Projects Officer (between November 2013 and December 2014), and (iv) Base Metals Capital, Technology and Expansion Projects Officer (between Novembe r 2012 and November 2013). He graduated in Mining Engineering from Camborne School of Mines (in July 1990) and completed an MBA from Chifley Business School (in 2011). Mr. Conor Francis Spollen has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrativ e proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Conor Francis Spollen stated that he is not a politically exposed pe rson as defined in the applicable regulations. Alexandre de Aquino Pereira

025.867.857-70 Mr. Alexandre de Aquino Pereira is not an independent member of the Ethics Committee . His main professional experiences in the last 5 years include: (i) Vale's Genera l Ombudsman (since August 2016), (ii) Vale's Ombudsman Manager (between A pril 2014 and August 2016), (iii) Vale’s General Manager for Financial and HR Services in Asia and the Pacific (From August 2011 to March 2014), (iv) Member of Valia’s Advisory Board - Private Pension Fund (since April 2018). He graduated in Computer Engineering fro m Instituto Tecnológico de Aeronáutica - ITA (December 1995), completed the Massachusetts Institute of Technology (MIT) Leadership Extension Course (February 2006) an d the Extension Course in International Leadership from Institute for Management Development - IMD (July 2007). Mr. Alexandre de Aquino Pereira has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of an y professional or commercial activity. Mr. Alexandre de Aquino Pereira has stated that he is not a polit ically exposed person, as defined in the applicable regulations. Marina Barrenne de Artagão Quental 772.073.197-20 Ms. Marina Barrenne de Artagão Quental is not an independent member of the Ethics Committee. Her main professional experience s in the last 5 years include: (i) Vale's People Officer (since November 2017); (ii) Raízen Human Resources Vice President, a company in the energy and agribusiness sector, a joint venture between Royal Dutch Shell and Cosan (between April 2011 and November 2017), (iii) Vice-President of the Brazilian Association of Human Resources RJ (since December 2014). She graduated in Psychology from PUC/RJ (in December 1986), completed an MBA from Fundação Dom Cabral (December 2002). Ms. Marina Barrenne de Artagão Que ntal has declared, for all legal purposes, that in the last 5 years she has not received any criminal conviction, any conviction in an administrative proceeding of the Brazilian Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative lev el, that has suspended or disqualified her for the practice of any professional or commercial activity. Ms. Marin a Barrenne de Artagão Quental stated that she is not a person politically exposed, as defined in the applicable regulations. Ricardo Henrique Baras 103.564.968-30 Mr. Ricardo Henrique Baras is not an independent member of the Ethics Committee. His main professional experiences in the last 5 years include: (i) Vale's Audit Officer (sinc e August 2013), and (ii) Alternate Audit Officer of Alcoa Alumínio SA (between March and July 2013 ). He graduated in Business Administration from Pon tifícia Universidade Católica de São Paulo (May 1990) and completed a post-graduate degree in Auditing from Fundação Álvares Pente ado (October 1994). Mr. Ricardo Henrique Baras has stated, for all lega l purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative pro ceeding of the Brazilian Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commer c ia l activity. Mr. Ricardo Henrique Baras stated that he is not a politically exposed per son, as defined in the applicable regulations. Andre Luiz da Rocha Figueiredo 008.522.637-83 Mr. Andre Luiz da Rocha Figueiredo is not an independent member of the Information Disclosure Committee. His main professional experiences in the last 5 years include: (i) Vale's Investor Relations Executive Manager (since May 2016). He graduated in Social Communication from Universidade Federal Fluminense (UFF) (December 1999), complet e d an MBA in Finance (December 2000) and a Master's degree in Business Adminis tration from Manchester Business School in England (April 2014). Mr. Andre Luiz da Rocha Figueired o has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any convict ion in an administrative proceeding of the Securitie s Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professiona l or commercial activity. Mr. Andre Luiz da Rocha Figueiredo stated that he is not a person politically exposed, as defined in the applicable regulations. Ney Roberto Ottoni de Brito 100.055.527-53 Mr. Ney Roberto Ottoni de Brito is not an independent member of the Financial Committee. For further information, whereas Mr. Ney Roberto Ottoni de Brito is a member of the Board of Directors, see item 12.5 / 6 of this Reference Form. Ney Roberto Ottoni de Brito 100.055.527-53 Mr. Ney Roberto Ottoni de Brito is not an independent member of the Governance, Compliance and Risk Committee. For additional information, considering that Mr. Ney Roberto Ottoni de Brito is a member of the Board of Directors, see item 12.5 / 6 of this Reference Form. Alberto Ninio

751.647.367-72 Mr. Alberto Ninio is not an independent member of the Risk Executive Commiittee. His main professional experiences in the last 5 years include: (i) Vale's Sustainability and Corporate Responsibility Officer (since March 2017), (ii) Vale's Legal Officer (between 2012 and 2015), (iii) Vice Presidency Legal Officer of the World Bank (between 2015 and 2017). He graduated in Law from the Federal University of Rio de Janeiro (December 1988) and completed specialization in Inte rnational Law from American University (June 1991). Mr. Alberto Ninio has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrativ e proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him f or the practice of any professional or commercial activity. Mr. Alberto Ninio stated that he is not a politically exposed person, a s defined in the applicable regulations. André Moreira Santos 029.306.287-07 Mr. André Moreira Santos is not an independent member of the Risk Executive Commiittee. His main professional experiences in the last 5 years include: (i) Director of Compensation and Performance of TV Globo/ Midia e Entretenimento (between August 2013 and March 2018) and (ii) Executive Manager of Compensation, Performance and HR Solutions for Vale (since March 2018). He graduated in Economics from PUC -RJ (in 2000), completed a Master's Degree in Business Administration from PUC -RJ (in 2004) and LLM - Corporate Law from IBMEC-RJ (in 2011). Mr. André Moreira Santos has declared, for all legal purposes, that in the last 5 years he has not been convict ed of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, any conviction by final and unappealable de cision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. André Moreira Santos stated that he is not a person politically exposed, as defined in the applicable regulations.

12.9 - Existence of a marital relationship, common-law marriage or kinship until the 2nd degree related to the officers of the issuer, subsidiaries and controllers Justification for not completing the table: All members of Vale's Board of Directors, Board of Executive Officers and Fiscal Council have stated individually and for all legal purposes that there is no marital relationship, common-law marriage or kinship relationship between them and (i) other officers of Vale; (ii) officers of the direct or indirect subsidiaries of Vale; (iii) direct or indirect controlling shareholders of Val e; and (iv) the officers of Vale's direct and indirect controlling companies. Moreover, all members of the Executive Board of Directors, Board of Directors and Fiscal Council of the direct and indirect subsidiaries of Vale have declared, individually and for all legal purposes, that there is no marital relationship, common-law marriage or kinship up to the second degree between them and direct or indirect controllers of Vale.

12.10 - Relationship of subordination, service provision or control between managers and subsidiaries, controllers and others Identification CPF/CNPJ Relationship type of Management member with related person T ype of related person Position/Function Reporting Period December 12, 2017 Issuer Management Member A rthur Prado Silv a 991.897.047-20 Subordination Indirect C ontroller Director Related person Banco do Brasil Employ ees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. A rthur Prado Silv a is Executiv e Manager of the Banco do Brasil Employ ees' Pension Fund (PREVI), which holds an indirect interest in the C ompany through Litel Participações S.A ., which is a signatory to Vale Shareholders A greement. For informatio n on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person T ype of related person Position/Function Reporting Period December 12, 2015 Issuer Management Member Gilmar Dalilo C ezar W anderley 084.489.987-90 Subordination Indirect C ontroller Director Related person Banco do Brasil Employ ees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. Gilmar Dalilo C ezar W anderley is Manager of Equity Holdings of Banco do Brasil's Employ ees' Pension Fund (PREVI), which holds an indirect interest in the C ompany through Litel Participações S.A ., which, in turn, is a signatory to Vale Shareholders A greement. For information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person T ype of related person Position/Function Reporting Period December 12, 2016 Issuer Management Member Gilmar Dalilo C ezar W anderley 084.489.987-90 Subordination Indirect C ontroller Director Related person Banco do Brasil Employ ees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. Gilmar Dalilo C ezar W anderley is Manager of Equity Holdings of Banco do Brasil's Employ ees' Pension Fund (PREVI), which holds an indirect interest in the C ompany through Litel Participações S.A ., which, in turn, is a signatory to Vale Shareholders A greement. For information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Manager with related person T ype of related person Position/Function Reporting PeriodDecember 31, 2017 Issuer Manager Gilmar Dalilo C ezar W anderley 084.489.987-90 Subordination Indirect C ontroller Director Related person Banco do Brasil Employ ees' Pension Fund - PREVI. 33.754.482/0001-24 Note Mr. Gilmar Dalilo C ezar W anderley is Manager of Equity Holdings of Banco do Brasil's Employ ees' Pension Fund (PREVI), which holds an indirect interest in the C ompany through Litel Participações S.A ., which, in turn, , is a signatory to the Vale Shar eholders A greement. For information on this agreement, see item 15.5 of this Reference Form.

 Identification CPF/CNPJ Relationship type of Management member with related person T ype of related person Position/Function Reporting Period December 12, 2015 Issuer Management Member A rthur Prado Silv a 991.897.047-20 Subordination Indirect C ontroller Director Related person Banco do Brasil Employ ees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. A rthur Prado Silv a is Executiv e Manager of the Banco do Brasil Employ ees' Pension Fund (PREVI), which holds an indirect interest in the C ompany through Litel Participações S.A ., which is a signatory to Vale Shareholders A greement. For information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person T ype of related person Position/Function Reporting Period December 12, 2016 Issuer Management Member A rthur Prado Silv a 991.897.047-20 Subordination Indirect C ontroller Director Related person Banco do Brasil Employ ees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. A rthur Prado Silv a is Executiv e Manager of Banco do Brasil Employ ees' Pension Fund (PREVI), which holds an indirect interest in the C ompany through Litel Participações S.A ., which is a signatory to Vale Shareholders A greement. For information on this agreement, see item 15.5 of this Reference Form.

12.11 - A greements, including insurance policies, for payment or reimbursement of expenses borne by management members Vale holds global liability insurance coverage for Officer and Management Member (D&O), procured with a group of insurers led by Zurich Insurance Plc, upon payment of a premium in the amount of US$ 2,221,361.68, in effect from July 31, 2017 to July 31, 2018, representing the total indemnity limit of US$ 150 million. This insurance extends to the members of the Board of Directors, Board of Executive Officers, Fiscal Council and any other statutory body, as well as some employees at strategic/managerial levels, both of the Company and its subsidiaries ("Insured"). The purpose of the insurance is to pay financial losses arising from claims against the Insured due to wrongful acts or omissions that may occur in the performance of his/her duties. Said policy, in addition to comprising the repair of damages caused to third parties, to Vale and its subsidiaries by charges made by government agencies, also covers agreements previously authorized by the insurer with the purpose of closing administrative or judicial proceedings. The coverage of the policy also extends to the payment of defense costs of the Insured, as and when due. In addition to the aforementioned coverages, the insurance provides additional guarantees for cases of liability that may affect spouses, heirs, successors, legal representatives and people appointed by Vale to act as Management Members of external entities. In support to D&O, Vale also enters into an Indemnity Agreement with members of the Board of Directors and Executive Officers ("Management Members"). By means of such agreement, the Company undertakes to guarantee and pay for (i) reasonable expenses that the said Management Members have proven to incur; and (ii) the amounts they are required to pay; as a result of the investigation, administrative and/or judicial proceedings due to an act or omission practiced exclusively in the exercise of its functions in Vale and/or any of its subsidiaries/affiliates, to the extent that the Management Member has performed such act or omission in good faith and in the best interest of Vale. The indemnity includes, but is not limited to, all legal and/or administrative expenses, as well as any amounts due as damages, interest and fines. It bears emphasizing that the Indemnity Contract does not cover Vale's action against the Management Member, a case filed by the Management Member against Vale , an act of indiscipline or insubordination or voluntary quit and indemnification, expenses or amounts paid to the Management Member under the applicable coverages of any D&O policy. a) for which reason the company preferred the indemnity contract instead of entering into a civil liability insurance contract with similar coverage (CVM Procedure No. RJ2009/8316) Although Vale's management members also have D&O Insurance, Vale has chosen to grant them an Indemnity Contract with a greater scope than the D&Os available in the market, in order to ensure that such management members have the security and stability required to perform their duties. b)the quoted amount of civil liability insurance premium that provides coverage similar to the indemnity contract The Company has not budgeted for civil liability insurance that provides similar coverage to the Indemnity Contract, since it understands that the Indemnity Contract is complementary to D&O. c) whether the guarantee offered by the indemnity contract includes the payment or reimbursement of indemnities that the management members are obligated to pay when they are liable for damages caused t o third parties as a result of willful misconduct or any unlawful acts committed prior to the provision of the contract The coverage offered to Management Member under the Indemnity Contract only comprises the acts performed by them in good faith and in Vale's best interest. As mentioned above, payments or reimbursements of amounts arising from any willful acts or typified as a crime are not justified by the continued protection of the Indemnity Contract. d) whether the guarantee offered by the indemnity contract includes the payment or reimbursement of fines resulting from conviction in criminal proceedings or in administrative proceedings or fines provided for in agreements for the termination of administrative processes supported by the manageme nt members The Indemnity Contracts entered into by Vale do not allow the payment or reimbursement of amounts resulting from the conviction of the Management Members in criminal action. In the event of conviction in administrative proceedings or signature of agreements for their closure, the reimbursement of amounts or payment of indemnities to the Management Members is permitted provided that the action or omission has occurred in good faith and in the best interest of the Company and does not fit in cases of exclusion from the guarantee. Judicial or out-of-court settlements or letters of agreement with the Management Member may only be indemnified if he/she has been previously authorized in writing by Vale. e) in case of a positive response to at least one of the two previous items, why management believes that such a guarantee would be in the best interest of the company Given that (i) the maintenance of Management Members is important for the development of the Company's business, (ii) the Indemnity Contract encourages the permanence of the Management Members in Company, as it enables them to perform their function with safety and stability required for the good performance of its attributions, Vale understands that the coverage offered in the Indemnity Contract is in line with market practices. (f) the main clauses contained in the indemnity contract, including the overall or annual limit of coverage guaranteed to beneficiaries, where applicable, as well as the period of coverage set out in said document The main clauses of the Indemnity Contract provide: (i) the coverage items; (ii) cases of exclusion from coverage; (iii) the duration of the coverage, which includes, also, the proceedings filed after the expiration of the term of management of the member, provided that the act questioned was practiced during the exercise of his/her position; (iv) the procedure for sponsoring the defense of the management member; (v) the subrogation of Vale in any reimbursement by the D&O Insurance Policy. Finally, the Indemnity Contract entered into by Vale does not provide for a global or annual coverage limit. g) which body of the company is competent to determine the payment or reimbursement that the management members are entitled to under the indemnity contract and how that body will deal with the conflicts of interest inherent to the decision The notifications regarding Indemnity Contracts entered into between Vale and any members of the Board of Directors or Board of Executive Officers shall be forwarded to the Board of Directors for resolution. Under the terms of the Related Party Transactions Policy, the member of the Board of Directors involved should step away, even physically, from any discussions in the Board of Directors on the subject. For further information on the Related Party Transactions Policy see item 16.1 of this Reference Form.

12.12 - Other Relevant Information {1} A dditional information on item 12.1 Board of Directors and Fiscal Council Pursuant to Article 14 of the Articles of Incorporation, the Board of Directors shall, among other duties, resolve on recommendations submitted by the Company's Fiscal Council arising from its legal and statutory attributions . In reporting period 2017, 3 participations of the Fiscal Council were scheduled and held at meetings of the Board of Directors, as well as provided for the reporting period of 2018 and 4 participations of the Fiscal Council at meetings of the Board of Directors. Board of Executive Officers and Statutory Audit Committee As mentioned in Item 12.1 (a) ii of this Reference Form, the Board of Directors has not yet appointed members of the Audit Committee, which is why, in reporting period of 2017, joint meetings of the Board of Executive Officers and the Audit Committee were not scheduled and held. Statutory Audit, as well as joint meetings of the Executive Board and the Statutory Audit Committee are not yet scheduled for the reporting period of 2018. A dditional information on item 12.5 Due to system restrictions, below are additional informations to item 12.5/6 Denise Pauli Pavarina 076.818.858-03 Principal Member of Vale’s Board of Directors (since February 2017) and member of Vale’s Sustainability Committee (since November 2017), where she was also a member of the Governance and Sustainability (from April to October 2017). Her main professional experience in the past five years includes: (i) Principal Member of the Board of Directors of Valepar S.A. (since March 2017), Vale’s controlling shareholder until 08.14.2017, a privately-owned holding company; (ii) Deputy Executive Officer (from January 2012 to February 2015), (iii) Managing Executive Officer (from February 2015 until the 2018 General Shareholder Meeting) and (iv) Member of the Ethics Conduct Committee (since 2016) and member of the Sustainability Committee (since March 2017) of Banco Bradesco S.A., a full-service bank with commercial portfolio; (v) CEO of ANBIMA - Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (from April 2012 to April 2016), an association of business association organizations; (vi) Member of the Board of Directors (since March 2015 until the 2018 General Shareholder Meetin), (vii) Member of the Advisory Committee for the Intermediation Sector (since March 2015) and (viii) Member of the IT Committee (from December 2016 until May 2017) of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros; (ix) Officer of Bram - Bradesco Asset Management S.A. (since January 2012 until the 2018 GSM), a privately-owned securities distributor company; (x) Member of the Council of Representatives of the Confederação Nacional das Instituições Financeiras - CNF (representing ANBIMA) (from April 2012 to April 2016); (xi) Member of the Governing Board of Fundação Bradesco (since December 2009), a private foundation operating in the education sector; (xii) Member of the Board of Directors of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição (since February 2012), a foundation operating in hospital care; (xiii) Member of the Strategic Committee (representing ANBIMA, from December 2012 to August 2013), (xiv) Member of the Consulting Board (from December 2012 to August 2014), (xv) Member of the Board of Directors (representing ANBIMA, from December 2012 to April 2016), and (xvi) Member of the Board of Directors (since July 2016) of Instituto BRAIN - Brasil Investimentos & Negócios, an association operating with business association organizations; (xvii) Managing Officer of Kirton Bank S.A. (since July 2016), a full-service bank with commercial portfolio; (xviii) Managing Officer of Kirton Gestão de Recursos Ltda. (since July 2016), a fund-management company; (xix) Member of the Investment Committee of NEO Capital Mezanino Fundo de Investimento em Participações (since September 2010 until September 2017), an investment manager company ; and (xx) Member of the Board of Directors (from September 2010 to November 2014); (xxi) Vice Chairman of the Board of Directors (since November 2014 until the 2018 GSM) of 2bCapital S.A., a privately-owned fund management company; (xxii) Member of the Markets Consultive Chamber (representing B3 S.A. – Brasil, Bolsa, Balcão) of BSM – BM&F Bovespa Supervisão de Mercados (since December de 2015); (xxiii) Vice President of the Task Force for companies to publish information on financial risks due to climate changes, in FSB – Financial Stability Board and (xxiv) Member of the Integration Follow Up (since March 2017) of B3 S.A. – Brasil, Bolsa, Balcão. She completed her undergraduate degree in Economics at Faculdade Armando Álvares Penteado – FAAP in March 1985, and undergraduate degree in Law at Universidade Paulista – UNIP in January 2006 and took the Executive MBA in Finances at Insper - Instituto de Ensino e Pesquisa in 1999. Ms. Denise Pauli Pavarina has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a final decision in the judicial or administrative sphere, which has suspended or disqualified it for the practice of any professional or commercial activity. Ms. Denise Pauli Pavarina has stated that she is not a person politically exposed, as defined in the applicable regulations. A dditional Information Regarding the Company's A dvisory Committees At the Company's Extraordinary General Meeting held on October 18, 2017, the following advisory committees of the Board of Directors were abolished: Executive Development Committee, Strategic Committee, Audit Committee and Governance and Sustainability Committee. On the other hand, four new committees were created: the People Committee, Compliance and Risk Committee, the Audit Committee and the Sustainability Committee. Following this deliberation, the Board of Directors now has five advisory committees, the four new ones mentioned above and the Financial Committee, pursuant to Article 15 of the Company's Articles of Incorporation. In addition, at the Annual and Special Shareholders Meeting held on April 13, 2018, the Compliance and Risk Committee had its name changed to the Governance, Conformity and Risk Committee. The Internal Regulations of the Audit Committee and the appointment of its members shall be determined in due course. A dditional information on the participation of members of the board of Executive Officers and fiscal council of the Company in meetings held by the respective body (item 12.6) meetings held after Board of Directors Total of Meetings Held in the last reporting period by the respective entity % of member's participation in divestiture

A dditional information on the participation of members of the Company's committees in meetings held by the respective entity (item 12.8) Fiscal Council Total of Meetings Held in the last reporting period by the respective entity since the investiture of theDirector % of member's participation in meetings held after divestiture Marcus Vinícius Dias Severini 12 100% Eduardo Cesar Pasa 12 100% Marcelo Amaral Moraes 12 100% Sergio Mamede Rosa do Nascimen t o 12 0% Rodrigo Toledo Cabral Cota Not applicable Not applicable Gaspar Carreira Júnior 12 0% Raphael Manhães Martins 12 100% Daniel Rodrigues Alves Not applicable Not applicable since the investiture of the Officer Arthur Prado Silva 14 0% Lucio Azevedo 14 71% Raimundo Nonato Alves de Amorim 14 7% Eduardo de Oliveira Rodrigues Filho 14 0% Oscar Augusto Camargo Filho 14 93% Yoshitomo Nishimtsu 14 50% Luiz Mauricio Leuzinger 14 29% Moacir Nachbar Júnior 14 0% Gilberto Antonio Vieira 14 0% Gueitiro Matsuo Genso 14 100% Robson Rocha 14 0% Dan Antonio Marinho Conrado 14 100% Eduardo Refinetti Guardia 14 93% Marcel Juviniano Barros 14 100% Fernando Jorge Buso Gomes 14 100% Denise Pauli Pavarina 14 86% Sandra Maria Guerra de Azevedo 5 80% Isabella Saboya de Albuquerque 5 80% Toshiya Asahi 5 60% Gilmar Dalilo Cezar Wanderley 4 0% Ney Roberto Ottoni de Brito Not applicable Not applicable

 Committee of Information Disclosure Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of member's participation in meetings held after divestiture Luciano Siani Pires 105 100% Fabio Schvartsman 105 6% Murilo Muller 0 Not applicable Governance, Compliance and Risk Committee Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of participation of the member in the meetings held after investiture Arthur Silva Prado 3 100% Moacir Nachbar Junior 3 100% Sandra Maria Guerra de Azevedo 3 100% Yoshitomo Nishimitsu 2 67% Ney Roberto Ottoni de Brito Not applicable Not applicable People Committee Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of participation of the member in the meetings held after investiture Oscar Augusto Camargo Filho 3 100% Fernando Jorge Buso Gomes 3 100% Gueitiro Matsuo Genso 3 100% Marcel Juviniano Barros 3 100% Ana Silvia Corso Matte 3 100% Sustainability Committee Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of participation of the member in the meetings held after investiture Fernando Jorge Buso Gomes Not applicable Not applicable Dan Antonio Marinho Conrado 2 100% Denise Pauli Pavarina 2 100% Eduardo de Oliveira Rodrigues Filho 2 100% Clarissa de Araújo Lins 2 100% Financial Committee Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of participation of the member in the meetings held after investiture Gilmar Dalilo Cezar Wanderley 43 93% Fernando Jorge Buso Gomes 43 88% Eduardo de Oliveira Rodrigues Filho 43 95% Gueitiro Matsuo Genso 0 N/A Ney Roberto Ottoni de Brito Not applicable Not applicable

A dditional Information to item 12.10 Messrs. Lucio Azevedo and Raimundo Nonato Alves de Amorim, full and alternate members of the Board of Executive Officers, respectively, stated that, although they are Vale employees, they were assigned to the Union of Workers in Railway Companies of the States of Maranhão, Pará and Tocantins and Workers' Union in the Iron and Base Metals Extraction Industry of Marabá, Parauapebas, Curionópolis and Canaã dos Carajás - PA, respectively, under the terms of the legislation in force, and thus declared individually and for all legal purposes, that there are no labor relations or control between them and (i) a company directly or indirectly controlled by Vale; (ii) the direct or indirect controlling shareholders of Vale; or (iii) suppliers, customers, debtors or relevant creditors of Vale, its subsidiaries or its parent companies. Information about annual meeting installation quorums The following is information on the installation of our general shareholders' meetings held in the last three years and in the current year up to the date of filing of this Reference Form: Date 12/21/2017 T ype of Shareholders’ Meeting Special Installation on second call No Installation Quorum The meeting was installed on first call with the attendance of shareholders representing 88% of the shares issued by the C ompany . Date A pril 13, 2018 T ype of Shareholders’ Meeting A nnual and Special Installation on second call No Installation Quorum The meeting was installed on first call with the attendance of shareholders representing 83% of the shares issued by the C ompany . Ethics Committee Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of participation of the member in the meetings held after investiture Alexandre de Aquino Pereira 0 Not applicable Marina Barrenne de Artagão Quental 0 Not applicable Ricardo Henrique Baras 0 Not applicable Alexandre D’Ambrosio Not applicable Not applicable Risk Executive Committee Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of participation of the member in the meetings held after investiture Luciano Siani Pires 1 100% Alexandre de Paula Campanha 1 0% Marcelo da Silva Klein 1 100% Stephen Michael Potter 1 100% João Henrique Moraes 1 100% Conor Francis Spollen 1 100% Alberto Ninio Not applicable Not applicable André Moreira Santos Not applicable Not applicable Andre Luiz da Rocha Figueiredo 105 100% Alexandre D’Ambrosio Not applicable Not applicable

Information on the Person in charge of Internal Audit Name Ricardo Henrique Baras CPF 103.564.968-30 Age 50 Profession Officer Date 04/17/2015 T ype of Shareholders’ Meeting C ommon Shares Installation on second call No Installation Quorum The meeting was installed with the presence of shareholders representing 55.08% of our v oting capital. Date 05/13/2015 T ype of Shareholders’ Meeting Special Installation on second call Yes Installation Quorum The meeting was installed on second call with the presence of shareholders representing 54.68% of our v oting capital. Date 04/25/2016 T ype of Shareholders’ Meeting A nnual and Special Installation on second call No Installation Quorum The meeting was installed in first call with the presence of shareholders representing 51.52% of our v oting capital. Date 08/12/2016 T ype of Shareholders’ Meeting Special Installation on second call No Installation Quorum The meeting was installed on first call with the presence of shareholders representing 51.06% of our v oting capital. Date A pril 20, 2017 T ype of Shareholders’ Meeting C ommon Shares Installation on second call No Installation Quorum The meeting was installed on first call with the presence of shareholders representing 71% of our v oting capital. Date 06/27/2017 T ype of Shareholders’ Meeting Special Installation on second call No Installation Quorum The meeting was installed on first call with the presence of shareholders representing 85% of our v oting capital. Date 10/18/2017 T ype of Shareholders’ Meeting Special Installation on second call No Installation Quorum The meeting was installed on first call with the attendance of shareholders representing 83.43% of the v oting capital. Date 10/18/2017 T ype of Shareholders’ Meeting Special Meeting of Preferred Shareholders Installation on second call No Installation Quorum The meeting was installed on first call with the attendance of shareholders representing 51.7% of the class “A ” preferred shares.

For information on the advisory and statutory committees of the Board of Executive Officers and the non-statutory Board of Executive Officers, see item 12.1 of this Reference Form. Information about employee training on the Code of Ethical Conduct For such information, see item 5.4 of this Reference Form. Position held Non-statutory Director of Internal Audit Election date 08/12/2013 Date of appointment 08/12/2013 Term duration Indefinite Other positions/functions performed at the issuer N/A Professional Experience Audit Director of Suzano Papel e Celulose S.A. (from 2009 to 2010) and Audit Director of Alcoa Alumínio S.A. (since 2010).

13. Management compensation 13.1 - Description of compensation policy or practice, including non-statutory board of executive officers a. Objectives of the compensation policy or practice Vale is one of the largest diversified mining companies in the world and one of the largest private companies in Latin America. It is present in 25 countries, with shareholders in all continents, and 73,596 own employees and 35,227 outsourced employees working in its operations at December 31, 2017. Therefore, it is a global company, of large size and great complexity, which requires from its management a deep knowledge of its business and market, in addition to an unlimited dedication. As a global company, Vale knows that attracting the best professionals, retaining talents, motivating and engaging professionals who hold strategic positions, especially Executive Officers, is a critical challenge for the Company's success at all times. Therefore, the market is always the benchmark, within a global competition perspective, and Vale thus considers, for purposes of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries. Accordingly, the annual compensation proposal is prepared on the basis of these market principles, also taking into account the responsibilities of the directors, the time devoted to their duties, their professional competence and reputation and the value of their services in the market. It also considers the market practices in the localities where the company operates, its alignment with the short and long term strategy, its return to shareholders and the sustainability of its business. Such proposal is prepared with the support of the People Committee, composed of four members of the Board of Directors and one independent member, who makes recommendations to the Board of Directors regarding the annual aggregate compensation of the Executive Officers. The Board of Directors deliberates and submits the proposal for approval, in an aggregated manner, by the Annual Shareholders' Meeting, under the provisions of Article 10, Paragraph 4, of the Company's Bylaws. Once the aggregate compensation has been approved, it is the responsibility of the Board of Directors, with the support of the People Committee, to distribute it among its members and the Board of Executive Officers. One of the core pillars of designing the compensation proposal is the alignment with the Company's performance and return to its shareholders. Therefore, in addition to fixed compensation, our executive officers are also eligible for bonuses and incentive payments. Taking into account the design of the total compensation in 2018, computing fees and short-term (target performance) and long-term (concession1) incentives, for the entire Board of Executive Officers, the distribution of the total compensation is as follows: 27% of fixed fees, 28% of short-term variable compensation and 46% of long-term variable compensation based on shares. This long-term portion is composed of 20% linked to the Matching Program and 26% linked to the Phantom Stock Plan (PAV)2. It should also be highlighted that the short-term variable compensation is fully associated with the Company's cash generation and, as such, in alignment with the compensation of the Company's shareholders. Combined with cash generation, the short-term variable compensation also takes into account economic and financial targets that reflect the operating performance, as well as health and safety targets, sustainability and accomplishment of strategic initiatives. Additionally, long-term programs are directly linked to the performance of the stock and, therefore, tied to the return to shareholders. In particular, the payment related to the PAV is a direct function of Vale's Total Shareholder Return Indicator (TSR), compared to a 1 Upon the decision of the Board, the company grants long-term programs that entitle the participants to future payments, subject to the achievement of performance, as hereinafter described. 2 The tables shown in items 13.1.b.ii and 13.2 below consider the cash disbursement criterion and, therefore, their percentages differ from the criterion used in this paragraph.

preselected group of companies. In brief, we can say that 73% of the compensation of the Board of Executive Officers is directly associated with the return to shareholders. The Company shall participate in a work group with other companies and B3 S.A. - Brasil, Bolsa e Balcão to establish new requirements for a compensation policy for companies listed in the so-called Novo Mercado, to be summoned by B3 throughout 2018. Once these requirements are defined, the Company shall formulate its policy. It should be highlighted that, as part of the process of evolution related to governance, transparency and adherence to the changes to Novo Mercado requirements (among which is the topic on compensation), the Board of Directors determined that the Compliance and Risk Committee continue with the work plan and deepen the analysis on the impacts on the stakeholders of the full adoption, by the Company, of the new rules of Novo Mercado, including counting on external support, and submit a plan based on this study by the Board. b. Composition of the compensation, indicating: i. Description of the elements of compensation and the objectives of each one BO A RD O F DIREC TO RS Fixed Compensation Pro-labore. For the members of the Board of Directors, the compensation considers, exclusively, the payment of a fixed monthly fee. The fixed compensation stipulated in contract has the purpose of remunerating the services of each member of the Board, within the scope of responsibility assigned to the Company's Board of Directors. The total annual amount of top management compensation, comprising the members of the Board of Directors, the Statutory Board of Executive Officers, the members of the Audit Committee and the Advisory Committees, is set at the Annual Shareholders' Meeting and distributed by the Board of Directors. Direct and Indirect Benefits. The members of the Board of Directors are not entitled to a ny direct and indirect benefits. Participation in Committees. The members of the Board of Directors are not entitled to compensation for participation in committees. Variable compensation The members of the Board of Directors are not entitled to variable compensation, including bonuses, profit sharing, compensation for participation in meetings, and commissions. Post-Employment Benefits The members of the Board of Directors are not entitled to post-employment benefits. Entitlement to benefits after termination of position The members of the Board of Directors are not entitled to benefits motivated by the termination of the position. Share-based Compensation The members of the Board of Directors are not entitled to share -based compensation.

AUDIT CO MMITTEE Fixed Compensation Pro-labore. For the members of the Audit Committee, the compensation considers only the payment of a fixed monthly fee, not counting the benefits, representation funds and profit sharing. The members of the Audit Committee are also entitled to reimbursement of travel and per diem expenses necessary for the performance of their duties. Alternate members are only remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member. The contracted fixed compensa tion has the purpose of remunerating the services of each member, within the scope of responsibility assigned to the Company's Audit Committee. The determination of the compensation of the Audit Committee is calculated as a percentage of the average compensation attributed to the Executive Officers. Direct and Indirect Benefits. The members of the Audit Committee are not entitled to direct and indirect benefits. Participation in Committees. The members of the Audit Committee are not entitled to compensation for participation in committees. Variable compensation The members of the Audit Committee are not entitled to variable compensation, including bonuses, profit sharing and results, compensation for participation in meetings, and commissions. Post-Employment Benefits The members of the Audit Committee are not entitled to post-employment benefits. Entitlement to benefits after termination of position The members of the Audit Committee are not entitled to benefits motivated by the termination of the position. Share-based Compensation The members of the Audit Committee are not entitled to share -based compensation. ADVISO RY CO MMITTEES The Board of Directors, for advisory, permanently counts on five (05) technical and consulting committees, namely: Personnel Committee, Compliance and Risk Committee, Financial Committee, Audit Committee and Sustainability Committee. Fixed Compensation Pro-labore. For the members of the Advisory Committees to the Board of Directors, the compensation considers exclusively the payment of a fixed monthly fees, except for the members of the committees who are Vale's officers, who will not be entitled to the payment of compensation for participation in the committees, pursuant to the provisions of Paragraph 2, Article 15, of Vale's Bylaws. The compensation contracted has the purpose of remunerating the services of each advisor, within the scope of responsibility assigned to each Advisory Committee of the Company. The compensation of the members of the Advisory Committees is defined by the Board of Directors. Direct and Indirect Benefits. The members of the Advisory Committees are not entitled to direct and indirect benefits.

Variable compensation Members of the Advisory Committees are not entitled to bonuses, profit sharing, compensation for participation in meetings and commissions. Post-Employment Benefits Members of the Advisory Committees are not entitled to post-employment benefits. Entitlement to benefits after termination of position The members of the Advisory Committees are not entitled to benefits motivated by the termination of the position. Share-based Compensation The members of the Advisory Committees are not entitled to share-based compensation. BO A RD O F EXEC UTIVE OF F IC ERS Fixed Compensation Pro-labore. The Statutory Directors are entitled to receive a fixed monthly fee that has the objective of remunerating the services provided by them within the scope of responsibility assigned to each one in the management of the Company. Direct and Indirect Benefits. The Statutory Directors are entitled to a benefits package that is also compatible with market practices and includes Medical-Hospital and Dental Care, Complementary Pension and Life Insurance. The benefits, in addition to being aligned with market prac tices, are intended to give executives and their dependents peace of mind on key issues, such as health care. Participation in Committees. The Statutory Officers are not entitled to compensation for participation in committees. Variable compensation Bonus. The Statutory Officers are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the bonus is to ensure competitiveness with the market and alignment with shareholders' interests, as well as to recognize the executive officer's participation in the Company's performance. By 2018, the bonus is fully associated with the Company's cash generation, as the total amount of funds to be distributed is a fraction of the cash generation for the year. This amount is distributed according to the performance measured by the targets assigned to each Statutory Director, with 60% of the targets panel being associated with economic and financial metrics that reflect the operating performance and, as such, are aligned with the payment of dividends. The remaining 40% are distributed among health and safety targets (10%), sustainability (10%) and accomplishment of strategic initiatives (20%). Others. The Statutory Officers are not entitled to profit sharing, compensation for participation in meetings, and commissions. Post-Employment Benefits The Statutory Directors may enjoy Medical-Hospital-Dental Assistance provided by the Company for up to 24 months after their termination, so that they can seek alternatives outside the corporate plan.

Entitlement to benefits after termination of position The members of the Statutory Board of Executive Officers are not entitled to benefits motivated by the termination of the position, except, however, as described in item 13.12 of this Reference Form, for any indemnity arising from the termination or non renewal of the employment contract of said Officers with the Company, provided that these events occur at the Company's initiative. For more information, see item 13.12 of this Reference Form. Share-based Compensation Long-term Incentive - ILP (up to 2013 inclusive) and Phantom Stock Plan - PAV (starting in 2014) The Long-Term Incentive ("ILP") represented a variable long-term payment based on the expected performance of the Company and with the purpose of retaining and engaging the executives, aligning them with the Company's vision of the future. The program was established in 2007 and its first payment was made in January 2010. In 2014, the ILP was replaced by the Phantom Stock Plan (“PAV"), which is based on the base compensation received by the beneficiaries of the Program, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years. In addition, the PAV allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The following companies make up the peer group in the program that was started in 2018: BHP, Rio Tinto, Teck Resources, Glencore, Freeport-McMoran, Mosaic, Anglo American, Petrobras, Usiminas, Gerdau and CSN. The metric for payment consists of the Total Shareholder Return (TSR) related to the peer group, taking into account the business and regions in which Vale operates and the influence of fluctuations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. The following positions lead to the respective percentages of payment in relation to the grant: 1st - 150%, 2nd - 125%, 3rd - 100%, 4th - 85%, 5th - 70%, 6th - 55%, 7th - 40%, 8th - 25%, 9th - 10%, 10th and below - 0%. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. Matching Like the PAV (and the ILP, which was replaced by the PAV in 2014), Matching represents a long-term variable portion of the performance-based compensation expected for the Company, which is reflected in its market value and share price. The main purpose of this plan is to encourage "ownership", aligning managers' efforts with shareholders' interests and, at the s ame time, serving as a lever for retaining executives and reinforcing the culture of sustainable performance. The plan was established in 2008 and amended in 2014 with the main purpose of changing the calculation methodology for participation in the plan, which for the purposes of said calculation considered (i) the fixed portion of the compensation received by the beneficiaries of the plan referred to above, and (ii) pre-established parameters for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the net bonus was not sufficient for the investment in the program. In such years, the executive could purchase shares of the Company over a period of 12 months for use in the program, in pre -established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the 2016 program was voluntary for all Vale executives, except for the Chief Executive Officer and Executive Officers, whose adherence to and permanence in the program became mandatory only when there would be sufficient net bonus for the investment. It is important to note that for the 2017 fiscal year, new changes were made in Matching, and participation of the Board of Executive Officers became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), so that the remaining investment to reach the reference value (if any) becomes optional. Furthermore, the Matching Program is now based on common shares of the Company, and no longer on preferred shares. For more details, including the calculation methodology used to establish the amount of the beneficiaries' compensation under the said Plan, see items 13.1 (b) (iii), (c) and (d) and 13.4 of this Reference Form. NON-STA TUTO RY BO A RD The non-statutory directors are employees of the Company, with employment relationship. These directors may be responsible for global corporate functions or business units, or for regional or local corporate functions, or for areas or operating systems in the Company's various businesses. Fixed Compensation Pro-labore. Non-statutory Directors are entitled to receive a fixed monthly fee, defined on the basis of the Company's share structure, which is in line with market practices. The contracted fixed salary has the objective, according to the work contract signed with each executive, to remunerate the services provided within the scope of responsibility assigned to each one in the different activities of the Company. Direct and Indirect Benefits. Non-statutory Directors are entitled to a package of benefits compatible with market practices and includes Medical-Hospital-Dental Care, Complementary Pension (Valia) and Life Insurance. The benefits, in addition to being aligned with the market, are intended to give executives and their dependents peace of mind on key issues, such as health care. For more information about the Complementary Pension Plan (Valia), see item 13.10 of this Reference Form. Participation in Committees. Non-statutory Directors are not entitled to compensation for participation in committees. Variable compensation Profit sharing (PLR) The Non-Statutory Officers are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the PLR is to ensure competitiveness with the market and alignment with shareholders' interests, as well as to recognize the executive officer's participation in the Company's performance. By 2018, the PLR is fully associated with the Company's cash generation, as the total amount of funds to be distributed is a fraction of the cash generation for the year. This amount is distributed according to the performance measured by the targets assigned to each Director, which are defined based on the cascading of targets for the Statutory Directors. The calculation methodology used to establish the variable compensation of the Non-Statutory Board, as mentioned above, is described in detail in item 13.1 (d) below. Others. The Non-Statutory Officers are not entitled to bonuses, compensation for participation in meetings and commissions. Post-Employment Benefits

The Non-Statutory Directors may benefit from Medical-Hospital-Dental Care borne by the Company after they leave the Company, so that they may seek alternatives outside the corporate plan. Entitlement to benefits after termination of position Members of the Non-Statutory Board may receive an individual outplacement service (career transition coaching) from the specialized company indicated by Vale. Share-based Compensation Long-term Incentive - ILP (up to 2013 inclusive) and Phantom Stock Plan - PAV (starting in 2014) The ILP represented a variable long-term portion based on expected performance for the Company with the objective of retaining and engaging executives, aligning them with the Company's vision of the future. The program was established in 2007 and its first payment was made in January 2010. In 2014, the ILP was replaced by the PAV, which calculation is based on the base compensation received by the beneficiaries of the Program, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years. In addition, the PAV allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The following companies make up the peer group in the program that was started in 2018: BHP, Rio Tinto, Teck Resources, Glencore, Freeport-McMoran, Mosaic, Anglo American, Petrobras, Usiminas, Gerdau and CSN. The metric for payment consists of the Total Shareholder Return (TSR) related to the peer group, taking into account the business and regions in which Vale operates and the influence of fluctuations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. The following positions lead to the respective percentages of payment in relation to the grant: 1st - 150%, 2nd - 125%, 3rd - 100%, 4th - 85%, 5th - 70%, 6th - 55%, 7th - 40%, 8th - 25%, 9th - 10%, 10th and below - 0%. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. Matching Like the PAV (and the ILP, which was replaced by the PAV in 2014), Matching represents a long-term variable portion of the performance-based compensation expected for the Company, which is reflected in its market value and share price. The main purpose of this plan is to encourage "ownership", aligning managers' efforts with shareholders' interests and, at the same time, serving as a lever for retaining executives and reinforcing the culture of sustainable performance. The plan was established in 2008 and amended in 2014 with the main purpose of changing the calculation methodology for participation in the plan, which for the purposes of said calculation considered (i) the fixed portion of the compensation received by the beneficiaries of the plan referred to above, and (ii) pre-established parameters for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the PLR was not sufficient for the investment in the program. In such years, the executive could purchase shares of the Company over a period of 12 months for use in the program, in pre -established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the current program was voluntary for Vale non-statutory executives. Furthermore, it is noted that, as from 2017, the Matching program started being based on common shares of the Company, and no longer on preferred shares. For more details, including the calculation methodology used to establish the amount of the beneficiaries' compensation under the said Plan, see items 13.1 (b) (iii), (c) and (d) and 13.4 of this Reference Form. NON-STA TUTO RY CO MMITTEES The Company also has three non-statutory committees, the Executive Risk Committee, the Information Disclosure Committee and the Ethics Committee. All positions of non-statutory committees are filled by statutory, non-statutory directors and other Company leaders, who do not receive any additional compensation for this function, either fixed or variable. ii. In relation to the last 3 fiscal years, what is the proportion of each element in the total compensation According to the tables below3, the proportions of each element in the total compensation for the fiscal years of 2015, 2016 and 2017 were approximately: Fiscal Year 2015 s(2) 3 It takes into account the cash disbursements for each period, thus differing from the criterion used in the previous items of this form. Compensation breakdown Board of Directors Fiscal Council Statutory Board Non-Statutory Board(1) Committee Monthly Fixed Compensation - - - - - Salary or pro-labore 87.95% 83.33% 23.88% 42.00% 85.77% Direct and Indirect Benefits - - 10.29% 10.00% - Participationin committees - - - - - Other (3) 12.05% 16.67% 4.76% - 14.23% Variable compensation - - - - - Bonus - - 28.79% - - Profit sharing - - - 42.00% - Participationin Meetings - - - - - Commissions - - - - - Other (3) - - 10.03% - -

s(2) (1) Amounts related to the termination of office have not been considered in the Non-Statutory Board. Excludes the members of the committees who are also members of the Company's administration. Payments related to payroll charges under responsibility of VALE - INSS (2) (3) Fiscal Year 2016 (2) s (1) Amounts related to the termination of office have not been considered in the Non-Statutory Board. Excludes the members of the committees who are also members of the Company's administration. (2) Compensation breakdown Board of Directors Fiscal Council Statutory Board Non-Statutory Board (1) Committee Monthly Fixe d Compensation - - - - - Salary or pro-labore 92.83% 90.44% 41.55% 67.81% 95.24% Direct and Indirect Benefits - - 11.03% 8.26% - Participationin committees - - - - - Other (3) 7.17% 9.56% 8.53% 15.21% 4.76% Variable compensation - - - - - Bonus - - - - - Profit sharing - - - - - Participationin Meetings - - - - - Commissions - - - - - Other (3) - - 4.95% 1.45% - Post-Employment Benefits - - - - - Terminationof position - - 28.04% - - Share-based Compensation - - 5.91% 7.27% - Total 100.00% 100.00% 100.00% 100.00% 100.00% Compensation breakdown Board of Directors Fiscal Council Statutory Board Non-Statutory Board(1) Committee Post-Employment Benefits - - - - - Termination of position - - 20.55% - - Share-based Compensation - - 1.71% 6.00% - Total 100.00% 100.00% 100.00% 100.00% 100.00%

(3) Payments related to payroll charges under responsibility of VALE - INSS

Fiscal Year 2017 s(2) (1) Amounts related to the termination of office have not been considered in the Non-Statutory Board. Excludes the members of the committees who are also members of the Company's administration. Payments related to payroll charges under responsibility of VALE - INSS (2) (3) iii. Methodology for calculation and adjustment of each element of compensation The annual global amount of the compensation of the members of the Board of Directors, the Statutory Board of Executive Officers, the members of the Audit Committee and the members of the Advisory Committees is fixed at the Annual Shareholders' Meeting and distributed by the Board of Directors. Board of Directors The fixed compensation of principal members of the Board of Directors is represented by the payment of a fixed monthly portion (fees). The definition of values occurs annually in accordance with market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. There is no variable compensation for the members of the Board of Directors. Compensation breakdown Board of Directors Fiscal Council Statutory Board Non-Statutory Board (1) Committee Monthly Fixed Compensation - - - - - Salary or pro-labore 87.16% 83.33% 14.17% 34.81% 83.83% Direct and Indirect Benefits - - 3.88% 5.56% - Participation in committees - - - - - Other (3) 12.84% 16.67% 3.08% 8.07% 16.17% Variable compensation - - - - - Bonus - - 16.00% 27.27% - Profit sharing - - - - - Participation in Meetings - - - - - Commissions - - - - - Other (3) - - 12.78% 8.59% - Post-Employment Benefits - - - - - Termination of position - - 39.91% - - Share-based Compensation - - 10.17% 15.69% - Total 100.00% 100.00% 100.00% 100.00% 100.00%

Audit Committee The fixed compensation of the members of the Audit Committee is represented by the payment of fixed monthly fees, having as reference the 10% of the compensation that, on average, is attributed to the Statutory Officers, not counting the benefits, representation and profit sharing. The members of the Audit Committee are also entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members will only be remunerated in the cases in which they exercise their activities due to vacancy, impediment or absence of the respective member holder. There is no variable compensation for the members of the Audit Committee. Advisory Committees For the members of the Advisory Committees to the Board of Directors, the compensation exclusively considers the payment of a fixed monthly fees, except for the members of the committees that are Vale's managers, who are not entitled to the payment of compensation for participation in the committees, pursuant to paragraph 2, Article 15, of Vale's Bylaws. There is no other type of fixed compensation to which the members of the Advisory Committees are entitled. The compensation contracted has the purpose of remunerating the services of each advisor, within the scope of responsibility assigned to each Advisory Committee of the Company, which is defined by the Board of Directors. The determination and adjustment of the compensation of the members of the Advisory Committees are carried out according to the compensation established for the Board of Directors. Statutory Directors (Executive Officers) The fixed compensation of the Statutory Officers is represented by the payment of fixed monthly instalments, defined on the basis of market practice, verified through reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed, adjusted annually by the Broad Consumer Price Index - IPCA, as well as evaluated by the Personnel Committee and approved by the Board of Directors. The direct and indirect benefits (medical-hospital-dental care, supplementary pension and life insurance) to which they are entitled are calculated according to market practice, verified by reference surveys conducted by specialized companies, in which the behavior of granting benefits to companies of similar size is observed, as well as evaluated by the Personnel Committee and approved by the Board of Directors. The bonus component of the Statutory Officers is calculated based on the Company's results, and may vary between 0% and 200% of the target established with reference to the market, depending on the goals established and cash generation of the Company for each fiscal year. The readjustment of the fees deriving from changes in the IPCA or other forms of merit directly impact the other elements of the compensation, since they use the fees as a basis. Up to and including 2013, the methodology for calculating share-based compensation of Statutory Officers under the ILP took into account the percentage of the bonus, 75% for the Executive Officers and 125% for the Chief Executive Officer, of the amount actually paid for such and transformed into a number of common shares issued by Vale (virtual or phantom shares), considering the average quotation of the common shares issued by the Company of the last 60 trading sessions of the previous fiscal year. If the executive remained with the Company, at the end of three years the number of virtual shares would be converted into monetary value by the average quotation of the common shares issued by the Company in the last 60 trading sessions of the third year. In addition, the program also considered the Company's performance (Total Shareholder Return (TSR)) in relation to a group of 20 companies with characteristics similar to those of Vale (peer group). If Vale showed up first in this ranking, the amount calculated would be increased by 50%. This percentage was decreasing in such a way that with VALE in the 5 th position in this ranking the value remained unchanged and, from the 15th position, there was no payment. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and

2013 cycles initiated under this program, as these cycles are now closed, with the cycle starting in 2013 ending in December 2015. In 2014, the ILP was replaced by the PAV, which is based on the base compensation received by the beneficiaries of the Program, and the parameters of this calculation are pre -established for each hierarchical level and each country where the Company operates. The Progr am now has a duration of 4 years, no longer 3 years, as described in the paragraph above. In addition, the PAV allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total Shareholder Return (TSR) relative to the peer group, taking into account the businesses and regions in which Vale operates and the influence of oscillations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Officers (Board of Executive Officers)". Up to and including 2013, the calculation methodology for Matching determined that the executive could allocate 30% or 50% of its short-term variable portion (Bonus) to buy class A preferred shares issued by Vale through an institution financial condition previously defined, under market conditions and without any benefit offered by Vale, on the days established in the plan. The percentage of the bonus that could be allocated by each executive to the participation in the Matching Plan was defined based on the evaluation of its performance and potential. Those executives who have acquired shares on the terms and dates established in the Matching Plan and who, after three years of the acquisition, remain bound to Vale and have retained ownership of all the shares acquired, are entitled to the bonus. At the end of the three -year period, the cycle ends and there is a verification of the effective compliance by the administrators with the conditions established in the plan manual. If the terms of the plan have been fulfilled, the Company will pay the executive a net bonus amount equal to the amount he or she purchased in shares at the beginning of the program. After the incentive payment, executives may freely negotiate the shares issued by Vale that they have acquired to become eligible for the Matching Plan, in compliance with current legislation. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program. In 2014, the ILP was replaced by the Matching, which is based on the fixed compensation received by the beneficiaries of the referred Program, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the net bonus was not sufficient for the investment in the program. In such years, the executive could purchase shares of the Company over a period of 12 months for use in the program, in pre -established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the 2016 program was voluntary for all Vale executives, except for the Chief Executive Officer and Executive Officers, whose adherence to and permanence in the program became mandatory only when there would be sufficient net bonus for the investment. It is important to note that for the 2017 fiscal year, new changes were made in Matching, and participation of the Board of Executive Officers became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), so that the remaining investment to reach the reference value (if any) becomes optional. Furthermo re, the Matching Program is now based on common shares of the Company, and no longer on preferred shares.

Non-Statutory Board The fixed compensation of Non-statutory Directors, with employment relationship, is represented by the payment of fixed monthly instalments. Every year, Vale's Human Resources department acquires compensation surveys conducted by specialized companies in order to evaluate the competitiveness of the Company’s compensation against its competitive market for labor. The comparison is made with national and multinational companies from different sectors, and the equalization of the comparison takes place through a scoring system. This system of evaluation is known as "Hay Method", a points system widely used by world-class companies, which evaluates the weight of positions based on their complexity, allowing the overall ranking of positions. This system is one of the most used around the world for this purpose. There is no predefined percentage or frequency for fixed salary readjustment, and when wage revisions occur, they are based on the market movement and the performance of the Non - Statutory Director (meritocracy). The direct and indirect benefits (medical-hospital-dental care, supplementary pension and life insurance) to which they are entitled are defined in accordance with market practice, verified by reference surveys carried out by specialized companies, which observe the behavior of granting benefits to companies of different segments or of similar size. The profit-sharing PLR component of the Non-Statutory Officers is calculated based on the Company's results, ranging from 0% to 200% of the market-established target, depending on the targets set and company cash flow for each year. The readjustment of the fixed compensation resulting from the IPCA or other forms of merit reflects directly in the other elements of the compensation, since they use as a basis the fixed compensation. Up to and including 2013, the methodology for calculating share-based compensation of Statutory Officers under the ILP took into account the percentage of the bonus, 75% for the Executive Officers responsible for global corporate functions and 50% for the Executive Officers r esponsible for local or regional corporate functions, of the amount actually paid for such and transformed into a number of Common Share issued by Vale (virtual shares), considering the average quotation of the common shares issued by the Company of the last 60 trading sessions of the previous fiscal year. If the executive remained with the Company, at the end of three years the number of virtual shares would be converted into monetary value by the average quotation of the common shares issued by the Company in the last 60 trading sessions of the third year. In addition, the program also considered the Company's performance (Total Shareholder Return (TSR)) in relation to a group of 20 companies with characteristics similar to those of Vale (peer group). If Vale showed up first in this ranking, the amount calculated would be increased by 50%. This percentage was decreasing in such a way that with VALE in the 5rd position in this ranking the value remained unchanged and, from the 15th position, there was no payment. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program, as these cycles are now closed, with the cycle starting in 2013 ending in December 2015. In 2014, the ILP was replaced by the PAV, which is based on the base compensation received by the beneficiaries of the Program, and the parameters of this calculation are pre -established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years, as described in the paragraph above. In addition, the PAV allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total Shareholder Return (TSR) relative to the peer group, taking into account the businesses and regions in which Vale operates and the influence of oscillations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Officers (Board of Executive Officers)". Up to and including 2013, the calculation methodology for Matching determined that the executive could allocate 30% or 50% of its short-term variable portion (PLR) to buy class A preferred shares issued by Vale through an institution financial condition previously defined, under market conditions and without any benefit offered by Vale, on the days establis hed in the plan. The percentage of the bonus that could be allocated by each executive to the participation in the Matching Plan was defined based on the evaluation of its performance and potential. Those executives who have acquired shares on the terms and dates established in the Matching Plan and who, after three years of the acquisition, remain bound to Vale and have retained ownership of all the shares acquired, are entitled to the bonus. At the end of the three -year period, the cycle ends and there is a verification of the effective compliance by the administrators with the conditions established in the plan manual. If the terms of the plan have been fulfilled, the Company will pay the executive a net bonus amount equal to the amount he or she purchased in shares at the beginning of the program. After the incentive payment, executives may freely negotiate the shares issued by Vale that they have acquired to become eligible for the Matching Plan, in compliance with current legislation. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program. In 2014, the ILP was replaced by the Matching, which is based on the fixed compensation received by the beneficiaries of the referred Program, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the PLR was not sufficient for the investment in the program. In such years, the executive could purchase shares of the Company over a period of 12 months for use in the program, in pre-established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the 2016 program was voluntary for all Vale non-statutory executives. It is important to note that, for the 2017 fiscal year, the Matching program started being based on common shares of the Company, and no longer on preferred shares. iv. Reasons justifying the composition of the compensation The reasons for the composition of the compensation are the incentive to maximize shareholders' returns, improve management, enhance performance, and retain the Company's executives, aiming at gains through the commitment to the Company's long-term results and its short-term performance. In relation to the executive officers, Vale adopts a compensation composition model that concentrates a significant portion of the total compensation in the variable components (both short and long term), being part of the policy of sharing risks and results with the main executives of the Company. v. Existence of members not remunerated by the issuer and the reason therefor As of the date of this Reference Form, the Company does not have unpaid members, except for (i) the members of the Company's Advisory Committees, who are also Vale's directors and w ill not be entitled to compensation for participation in the committees, and (ii) for the members of the Non-Statutory Committees, who are not remunerated for the exercise of this function, since they already receive compensation as executive officers or employees of the Company.

For purposes of determining the total amount of the annual compensation for the current reporting period, the amounts owed to all members of the Board of Directors shall be taken into account, since in the future there may be no possibility of waiver of compensation. c. Main performance indicators that are taken into account in determining each element of compensation All definitions in relation to compensation are supported by market studies, with input from one or more specialized consultancies. With respect to the Statutory Officers, these definitions are also evaluated by the Personnel Committee and approved by the Board of Directors. The main performance indicators taken into account in determining the compensation are those related to the Company's performance, such as measures for cash generation and TSR, as well as general indicators of productivity and sustainability. The performance indicators taken into account in determining the compensation derived from the ILP (which was replaced by the PAV in 2014), the PAV and the Matching consist of the quotation of the Company's shares in the market and, in the case of ILP (which was replaced by the PAV) and PAV, the Company's position in relation to a group of companies with characteristics similar to those of Vale (peer group). d. How compensation is structured to reflect the evolution of performance indicators The definition of executives' performance targets for structuring the payment of profit sharing and the bonus is derived from the strategic planning and budget approved by the Board of Directors, and reviewed each year to support the goals and expected results for the Company. The performance indicators taken into account in determining the compensation derived fro m the long-term incentive plans, namely the ILP (which was in force until 2013), the PAV (effective as from 2014) and Matching are: for the three, the quotation of the Company's shares in the market and, for the PAV, the Company´s ranking among a group of 11 other companies with characteristics similar to those of Vale (peer group). The peer group applicable to the ILP, which was replaced in 2014 by the PAV, was composed of 20 companies with similar characteristics. e. How the compensation policy or practice is aligned with the interests of the issuer of the short, medium and long term The Company's compensation practice is based on its performance and financial sustainability, in accordance with the strategic planning established in the medium and long ter m, and in line with the return to shareholders. To that end, ILP (which was replaced by the PAV in 2014) and Matching were defined with three-year grace periods for payment of compensation, and the PAV, with a grace period of four years. These deadlines were established so that such programs are in line with the evolution of the Company's own performance indicators. f. Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers At the date of this Reference Form, there is no compensation of the Company Management supported by subsidiaries, controlled companies or direct or indirect parent companies, by virtue of the positions held by them in the Company. It is, however, emphasized that, in the fiscal years of 2017, 2016 and 2015, one of the Company's Executive Officers has accumulated the functions of President and Chief Executive Officer of Vale Canada Limited, a subsidiary of Vale. Therefore, a portion of fixed compensation, variable compensation and benefits was supported by Vale Canada Limited. For more information, please refer to item 13.15 of this Reference Form.

g. Existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as disposal of the controlling int erest of the issuer Normally, there is no compensation or benefit to the members of the Board of Directors and Audit, Statutory and Non-Statutory Committees and the Executive Board related to the occurrence of such a corporate event. Exceptionally in 2017, some Statutory and Non-Statutory Officers, who actively participated in the disclosure and operationalization of the project that enabled Vale to enter the Novo Mercado segment in December 2017, were entitled to a symbolic extraordinary bonus, duly approved under the terms of Vale’s Bylaws. h. practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating: (i) the issuer's bodies and committees that participate in the decision-making process, identifying how they participate The People Committee, which advises Vale's Board of Directors, participates in the decision-making process and is responsible for evaluating all the definitions regarding the com pensation of the Statutory Officers. After a technical evaluation of the market surveys received, the Committee prepares a compensation proposal that is sent for analysis by the Board of Directors and, next, to the Meeting, as established in the Company’s Bylaws. (ii) criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies In relation to the methodology used to determine the individual compensation of the managers, the Company uses studies to verify market practices,with the support of one or more specialized consultants, in which the behavior of benefits for companies of similar size. (iii) how often and in which way the board of directors assesses the adequacy of the issuer's compensation policy The Board of Directors evaluates on an annual basis the suitability of the methodology, practices and procedures used to define the individual compensation of directors.

13.2 - Total compensation of the board of directors, statutory board and Audit Committee Total compensation forecast for the current year Dec 31, 2018 - A nnual Values Board of Directors Statutory Board Fiscal Council Total Total number of members 13.00 6.00 5.00 24.00 No. of members receiving compensation 13.00 6.00 5.00 24.00 A nnual Fixe d compensatio n Salary or pro-labore 7,110,000.00 20,466,620.88 1,705,551.74 29,282,172.62 Direct and indirect beneficts 0.00 6,333,509.52 0.00 6,333,509.52 Participation in committees 0.00 0.00 0.00 0.00 Others 1,422,000.00 4,996,056.08 341,110.35 6,759,166.43 Description of other fixed compensations Payroll costs under Vale´s responsibility - INSS Payroll costs under Vale´s responsibility - INSS Payroll costs under Vale´s responsibility - INSS Variable compensatio n Bonus 0.00 30,911,721.49 0.00 30,911,721.49 Profit sharing 0.00 0.00 0.00 0.00 Participation in meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Others 0.00 20,104,027.33 0.00 20,104,027.33 Description of other variable compensations Payroll costs under Vale´s responsibility - INSS Post-employment 0.00 0.00 0.00 0.00 Termination of position 0.00 68,907,261.27 0.00 68,907,261.27

Share-based, including options 0.00 18,818,128.41 0.00 18,818,128.41 Notes 1. The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Total Number of members" field covers the full members (12 members) and the alternate members (1 member) of the Board of Directors. 3. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, to which compensation shall be attributed as recognized in the income for the year, as established in 1. The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Share-based Compensation" field considers the amounts paid under the PAV program (2014, 2015 and 2016 cycles) as well as the amounts related to Matching (2015 cycle). 3. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, to which compensation shall be attributed as recognized in the income for 1. The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The field "Total number of members" considers the full members (5 members) of the Audit Committee. 3. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as

7 Official Circular Letter CVM/SEP 02/18. the year, as established in Official Circular Letter CVM/SEP 02/18. 4. The "Bonus" field relates to the amount paid in the 2018 fiscal year regarding the targets for the 2017 fiscal year, in addition to contracting bonus, that shall be paid in the 2018 fiscal year. 5. The "Termination of Office" field covers severance payments made to Executive Officers who have left the company in 2016, 2017 and in early 2018. established in Official Circular Letter CVM/SEP 02/18. Total compensatio n 8,532,000.00 170,537,324.9 8 2,046,662.09 181,115,987.0 Compensation in the Fiscal year ending Dec 31, 2014 – A nnual A mounts Board of Directors Statutory Board Fiscal Council Total Total number of members 14.92 6.77 4.82 26.51 No.of members receiving compensation 14.92 6.77 4.82 26.51

A nnual Fixe d compensatio n Salary or pro-labore 5,870,112.79 22,874,587.57 1,630,344.40 30,375,044.76 Direct and indirect beneficts 0.00 6,253,899.59 0.00 6,253,899.59 Participation in committees 0.00 0.00 0.00 0.00 Others 864,422.60 4,975,383.00 326,068.97 6,165,874.57 Description of other fixed compensations Payroll costs under Vale´s responsibility - INSS Payroll costs under Vale´s responsibility - INSS Payroll costs under Vale´s responsibility - INSS Variable compensatio n Bonus 0.00 25,827,307.21 0.00 25,827,307.21 Profit sharing 0.00 0.00 0.00 0.00 Participation in meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Others 0.00 20,630,480.53 0.00 20,630,480.53 Description of other variable compensations Payroll costs under Vale´s responsibility - INSS Post-employment 0.00 0.00 0.00 0.00 Termination of position 0.00 64,406,344.10 0.00 64,406,344.10 Share-based, including options 0.00 16,410,713.06 0.00 16,410,713.06 Notes 1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in 1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in 1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in

 Official Circular Letter CVM/SEP 02/18. 2. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18. Official Circular Letter CVM/SEP 02/18. 2. The "Share-based Compensation" field considers the amounts paid under the PAV program (2014 and 2015 cycles) as well as the amounts related to Matching (2014 cycle). 3. The amount entered in the "Bonus" field relates to the amount paid in the 2017 fiscal year regarding the targets for the 2016 fiscal year, in addition to contracting bonus and symbolic extraordinary bonus related to entering into the Novo Mercado (see item 13.1.g) paid in the 2017 fiscal year. 4. The number of remunerated members corresponds to the annual average of the number of members of said administrative Official Circular Letter CVM/SEP 02/18. 2. The field "Total number of members" considers the full members of the Audit Committee. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.

2 body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18. 5. The "Termination of Office" field covers severance payments made to Executive Officers who have left the company in 2016 and 2017. Total compensatio n 6,734,535.39 161,378,715.0 6 1,956,413.37 170,069,663.8

Compensation in the Fiscal year ending 31 December 2016 – A nnual A mounts Board of Directors Statutory Board Fiscal Council Total Total number of members 20.50 7.55 5.00 33.05 No. of members receiving compensation 19.75 7.55 5.00 32.30 A nnualFixed compensation Salary or pro-labore 4,899,124.00 24,093,174.00 1,594,955.00 30,587,253.00 Directand indirect beneficts 0.00 6,393,270.00 0.00 6,393,270.00 Participationin committees 0.00 0.00 0.00 0.00 Others 378,587.00 4,945,845.00 168,505.00 5,492,937.00 Description of other fixed compensations Payroll costs under Vale´s responsibility - INSS Payroll costs under Vale´s responsibility - INSS Payroll costs under Vale´s responsibility - INSS Variable compensation Bonus 0.00 0.00 0.00 0.00 Profit sharing 0.00 0.00 0.00 0.00 Participationin Meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Others 0.00 2,870,936.00 0.00 2,870,936.00 Description of other variable compensations Payroll costs under Vale´s responsibility - INSS Post-employment 0.00 0.00 0.00 0.00 Termination of position 0.00 16,256,451.00 0.00 16,256,451.00 Share-based, including options 0.00 3,424,314.00 0.0 3,424,314.00 Notes: 1.Thetotal number of members corresponds to the annual 1.Thetotal number of members corresponds to the annual average of 1.Thetotal number of members corresponds to the annual

Compensation in the Fiscal year ending 31 December 2016 – A nnual A mounts average of the number of members of said administrative bodyverified monthly,as established in Official Circular Letter CVM/SEP 02/18. 2. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative bodyverified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18. the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Share-based Compensation" field considers the amounts paid under the PAV program and 2014 cycles) as well as the amounts related to Matching (2013 cycle). 3. The amount entered in the "Bonus" field refers to the amount paid in 2016 related to the 2015 year targets. 4. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular LetterCVM/SEP 02/18. average of the number of members of said administrative bodyverified monthly,as established in Official Circular Letter CVM/SEP 02/18. 2. The field "Total number of members" considers the full members of the Audit Committee. 3. The number of remunerated members corresponds to theannual average of the number of members of said administrative bodyverified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18. Total compensation 5,277,711.00 57,983,990.00 1,763,460.00 65,025,160.00

 Board of Directors Statutory Board Fiscal Council Total Total number of members 21.00 8.0 4.75 33.75 No. of members receiving compensation 19.00 8.0 4.75 31.75 A nnualFixe d compensation Salary or pro-labore 4,115,016.26 22,278,939.57 1,250,589.68 27,644,545.51 Directand indirect beneficts 0.00 9,596,806.72 0.00 9,596,806.72 Participation in committees 0.00 0.00 0.00 0.00 Others 563,539.45 4,440,137.09 250,117.94 5,253,794.48 Description of other fixed compensations Payroll costs under Vale´s responsibility - INSS Payroll costs under Vale´s responsibility - INSS Payroll costs under Vale´s responsibility - INSS Variable compensation Bonus 0.00 26,860,815.72 0.00 26,860,815.72 Profit sharing 0.00 0.00 0.00 0.00 Participationin Meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Others 0.00 9,361,109.14 0.00 9,361,109.14 Description of other variable compensations 0.00 Payroll costs under Vale´s responsibility - INSS 0.00 Post-employment 0.00 0.00 0.00 0.00 Termination of position 0.00 19,170,196.17 0.00 19,170,196.17 Share-based, including options 0.00 1,596,622.42 0.00 1,596,622.42 Notes: 1.Thetotal numberof 1.Thetotal numberof 1.Thetotal numberof members corresponds to the annual average of the number of members of said administrative body verified monthly,as established in Official Circular Letter CVM/SEP 02/18. 2. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 3. The number of remunerated members corresponds to theannual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18. members corresponds to the annual average of thenumberof members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2.The"Share-based Compensation" field considers the amounts paid under the PAV program and 2013 cycles) as well as the amounts related to Matching (2013 cycle). 3. The amount entered in the "Bonus" field refers to the amount paid in 2015 related to the 2014 year targets. 4. The number of remunerated members corresponds to the annual average ofthe number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18. members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in OfficialCircular LetterCVM/SEP 02/18. 2. The field "Total numberof members" considers the full members of the Audit Committee. 3. The number of remunerated members corresponds to the annual average of thenumber of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.

Total compensation 4,678,555.71 93,304,626.83 1,500,707.62 99,483,890.16

13.3 - Variable compensation of the board of directors, statutory board of executive officers and A udit Committee Variable compensation forecast for the current fiscal year (2018) (1) The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly under the terms of item 13.2. (2) Corresponds to the estimated number of officers and directors, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. (3) Only considers short-term variable compensation portions. Does not consider contracting bonus. (4) Value corresponding to 200% of the target established with reference to the market. (5) Value corresponding to 100% of the target established with reference to the market. (6) The aforementioned value considers the expected value if the targets related to the fiscal year of 2017 are reached. Item / Year Board of Directors Statutory Board Fiscal Council Total Total number of members (1) 13.00 6.00 5.00 24.00 No. of members receiving compensation(2) 0.00 6.00 0.00 6.00 Bonus(3) Minimum Amount Forecast in the Compensation Plan - - - - Maximum Amount Forecast in the compensation plan(4) - 27,310,672.64 - 27,310,672.64 Amount Forecast in the compensation plan if the targets are met ("Target") (5) (6) - 13,655,336.32 - 13,655,336.32 Profit sharing Minimum Amount Forecast in the Compensation Plan - - - - Maximum Amount Forecast in the compensation plan - - - - Amount Forecast in the compensation plan, if the targets are met - - - -

Variable compensation - Fiscal Year ended on Dec 31, 2017 (1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. (3) Only considers short-term variable compensation portions. Does not consider contracting bonus, neither the symbolic extraordinary bonus related to entering into the Novo Mercado segment. (4) Value corresponding to 200% of the target established with reference to the market. (5) Value corresponding to 100% of the target established with reference to the market. (6) The amount reported in the "Bonus" field refers to the amount actually paid in the year 2017 related to the 2016 year targets. Item / Year Board of Directors Statutory Board Fiscal Council Total Total number of members (1) 14.92 6.77 4.82 26.51 No. of members receiving compensation(2) 0.00 6.77 0.00 6.77 Bonus(3) Minimum Amount Forecast in the Compensation Plan - - - - Maximum Amount Forecast in the compensation plan(4) - 46,541,844.41 - 46,541,844.41 Amount Forecast in the compensation plan if the targets are reached ("Target") (5) - 23,270,922.20 - 23,270,922.20 Value effectively recognized in the income for the fiscal year (6) - 22,427,354.08 - 22,427,354.08 Profit sharing Minimum Amount Forecast in the Compensation Plan - - - - Maximum Amount Forecast in the compensation plan - - - - Amount Forecast in the compensation plan, if the targets are reached ("Target") - - - - Amount effectively recognized in the income for the reporting period - - - -

Variable compensation-Fiscal Year ended on Dec 31, 2016 (1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. (3) Value corresponding to 200% of the target established with reference in the market. (4) Value corresponding to 100% of the target established with reference in the market. (5) Due to the targets not being met, there was no bonus payment in 2016 related to the reporting period ended December 31, 2015. Variable compensation - Fiscal Year ended on Dec 31, 2015 Item / Year Board of Directors Statutory Board Fiscal Council Total Total number of members (1) 21.00 8.00 4.75 33.75 No. of members receiving compensation (2) 0.00 8.00 0.00 8.00 Bonus Item / Year Board of Directors Statutory Board Fiscal Council Total Total number of members (1) 20.50 7.55 5.00 33.05 No. of members receiving compensation(2) 0.00 7.55 0.00 7.55 Bonus Minimum Amount Forecast in the Compensation Plan - - - - Maximum Amount Forecast in Compensation Plan(3) - 46,743,031.00 - 46,743,031.00 Amount Forecast in the compensation plan if the targets are reached ("Target") (4) - 23,371,515.00 - 23,371,515.00 Amount effectively recognized in income for the reporting period(5) - - - - Profit sharing Minimum Amount Forecast in the Compensation Plan - - - - Maximum Amount Forecast in the compensation plan - - - - Amount Forecast in the compensation plan, if the targets are reached ("Target") - - - - Amount effectively recognized in the income for the reporting period - - - -

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. (3) Value corresponding to 200% of the target established with reference in the market. (4) Value corresponding to 100% of the target established with reference in the market. (5) The amount reported in the "Bonus" field refers to the amount actually paid in the year 2015 related to the 2014 year targets. Minimum Amount Forecast in the Compensation Plan - - - - Maximum Amount Forecast in Compensation Plan(3) - 46,576,742.04 - 46,576,742.04 Amount Forecast in the compensation plan if the targets are reached ("Target") (4) - 23,288,371.02 - 23,288,371.02 Amount effectively recognized in income for the reporting period(5) - 26,860,815.72 - 26,860,815.72 Profit sharing Minimum Amount Forecast in the Compensation Plan - - - - Maximum Amount Forecast in the compensation plan - - - - Amount Forecast in the compensation plan, if the targets are reached ("Target") - - - - Amount effectively recognized in the income for the reporting period - - - -

13.4 – Share-based compensation plan of the board of directors and statutory board The Company has two share-based compensation plans for the Statutory Board of Executive Officers, which are not extended to the members of the Board of Directors. None of the plans contemplates the granting of stock options of the Company, rather only the payment of bonuses, referenced in the market quotation of the Company's shares. a. General Terms and Conditions Long-Term Incentive Program ("ILP") (until 2013) and the Phantom Stock Plan (“PA V") (as of 2014) The ILP is a long-term incentive, created in 2007, based on the expected performance for the Company. The amount to be paid to the Statutory Board under the ILP was defined as a percentage of the short-term variable portion (bonus) of 125% for the Chief Executive Officer and 75% for the other executive officers of the amount effectively paid on this basis. This amount was transformed, as a reference, into a number of common shares issued by Vale (virtual/phantom shares), considered the average quotation of the Company's common shares of the last 60 trading sessions of the previous year. If the executive remained with the Company, at the end of three years the number of virtual shares would be converted into monetary value by the average quotation of the common shares issued by the Company in the last 60 trading sessions of the third year. In addition, the program also considered the Company's performance (Total Shareholder Return (TSR)) in relation to a group of 20 companies with characteristics similar to those of Vale (peer group). If Vale showed up first in this ranking, the amount calculated would be increased by 50%. This percentage was decreasing in such a way that with VALE in the 5th position in this ranking the value remained unchanged and, from the 15th position, there was no payment. The terms and conditions described above were applied to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program, as these cycles are now closed, with the cycle starting in 2013 ending in December 2015. In 2014, the ILP was replaced by the PAV, which is based on the base compensation received by the Statutory Board, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years, as described in the paragraph above. In addition, the program allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total Shareholder Return (TSR) relative to the peer group, taking into account the businesses and regions in which Vale operates and the influence of oscillations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Officers (Board of Executive Officers)". Matching It is a long-term incentive, created in 2008, based on the expected performance for the Company, which is reflected in its market value and share price. The main purpose of this plan is to encourage "ownership", aligning managers' efforts with shareholders' interests and, at the same time, serving as a lever for retaining executives and reinforcing the culture of sustainable performance. In order to be eligible to Matching, the executive may allocate 30.0% or 50.0% of his/her short-term variable portion (Bonus) to buy class A preferred shares issued by Vale through a previously defined financial institution, under market conditions and without any benefit offered by Vale, on the days established in the plan.

Those executives who have acquired shares on the terms and dates established in the Matching Plan and who, after three years of the acquisition, remain bound to Vale and have retained ownership of all the shares acquired, are entitled to the bonus. At the end of the three-year period, the cycle ends and there is a verification of the effective compliance by the administrators with the conditions established in the plan manual. If the terms of the plan have been fulfilled, the Company pays the executive a net amount, as an award, referenced at market value of the Company's shares held by the executive within the scope of the program. After the incentive payment, executives may freely negotiate the shares issued by Vale that they have acquire d to become eligible for the Matching Plan, in compliance with current legislation. Until 2013 (including), the percentage of the bonus that could be allocated by each executive to the participation in the Matching Plan was defined based on the evaluation of its performance and potential. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program. Starting in 2014, the calculation base of the Matching program became the fixed compensation received by the Statutory Board of the Company, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the net bonus was not sufficient for the investment in the program. In such years, the executive could purchase shares of the Company over a period of 12 months for use in the program, in pre-established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the 2016 program was voluntary for all Vale executives, except for the Chief Executive Officer and Executive Officers, whose adherence to and permanence in the program became mandatory only when there would be sufficient net bonus for the investment. It is important to note that for the 2017 fiscal year, new changes were made in Matching, and participation of the Board of Executive Officers became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), so that the remaining investment to reach the reference value (if any) becomes optional. Furthermore, the Matching Program is now based on common shares of the Company, and no longer on preferred shares. b. Main Objectives of the Plan The main objectives of the above-mentioned share-based compensation plans are to retain key executives, keep them engaged and encourage "ownership", committing them to medium - and long-term results. c. How the plan contributes to these objectives The aforementioned share-based compensation plans align the interests of the stockholders and the Statutory Officers insofar as they ensure that there are only gains to the executives and the Company. d. How the plan fits into the issuer's compensation policy The aforementioned share-based compensation plans are part of Vale's compensation policy as they are responsible for the long-term alignment of executives with the interests of the Company and its shareholders, contributing to the sustainability and maintenance of a level of competitiveness appropriate to the Company's business and the retention of qualified professionals. They are designed with the support of a specialized consultancy and take into account the movements of the national and international market. e. How the plan aligns the interests of managers and issuer in the short, medium and long term

The design of the aforementioned share-based plans incorporates the Company's performance factor, the variation of its shares over the three-year period (for ILP and Matching) or four-year period (for the PAV) in the case of the ILP or the PAV, which replaced it as of the cycle initiated in 2014, the Company's relative performance compared to a group of companies with characteristics similar to Vale in the same period, being such group equivalent to 20 companies, in case of the ILP, and 11 companies in the PAV, currently in effect for cycles starting from 2014. Thus, the plans align the interests of the managers and the interests of the Company in the medium and long term. For information on changes to these plans, see item (a) above. f. Maximum number of shares covered Not applicable There is no grant of stock options under the ILP or PAV programs (which replaced ILP) as well as in Matching. The number of virtual common shares granted as a reference under the ILP varied according to the short-term variable compensation of each executive and with the average price of the common shares issued by Vale in a number of trading sessions prior to the grant. In case of the PAV, which replaced the ILP, the number of virtual common shares granted as a reference under the plan varies according to the basic compensation of each executive and with the average price of the common shares issued by Vale in a number of trading sessions prior to the grant. Under the Matching Plan, up to and including 2013, the executive had the option to allocate 30% or 50% of its bonus to buy the Company's class A preferred shares and become eligible for the plan, based on the evaluation of its performance and potential. Starting in 2014, the calculation base of the Matching program became the fixed compensation received by the Statutory Board of the Company, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the net bonus was not sufficient for the investment in the program. In such years, the executive could purchase shares of the Company over a period of 12 months for use in the program, in pre-established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the 2016 program was voluntary for all Vale executives, except for the Chief Executive Officer and Executive Officers, whose adherence to and permanence in the program became mandatory only when there would be sufficient net bonus for the investment. It is important to note that for the 2017 fiscal year, new changes were made in Matching, and participation of the Board of Executive Officers became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), so that the remaining investment to reach the reference value (if any) becomes optional. Furthermore, the Matching Program is now based on common shares of the Company, and no longer on preferred shares. g. Maximum number of options to be granted Not applicable There is no granting of stock options under the aforementioned share-based compensation plans. h. Conditions for acquisition of shares Not applicable The aforementioned share-based compensation plans do not grant executives options to acquire Company shares. Once assessed, the amount due to the executives under said plans is paid in cash. i. Criteria for setting the acquisition price or fiscal year

Not applicable As the plans do not contemplate the granting of stock options, there is no need to mention the determination of the purchase price or option exercise. In the ILP, which was replaced by the PAV, the amount due to the executives was calculated by valuing a certain number of Vale's virtual shares in the three-year period, considering the average quotation of Vale's common shares for the last 60 trading sessions before the granting of the incentive and the average quotation of Vale's common shares for the last 60 trading sessions of the third year. This amount is then multiplied by a performance factor of the Company i n relation to a peer group of 20 global companies with characteristics similar to Vale’s. In view of the Company's position in relation to this group of global companies, the ILP may have its value increased by up to 50% or may even be zero. According to PAV, applicable as of 2014, the calculation base is the basic compensation received by the Statutory Board, and the parameters of this calculation are pre -established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years, as described in the paragraph above. In addition, the program allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total Shareholder Return (TSR) relative to the peer group, taking into account the businesses and regions in which Vale operates and the influence of oscillations in the Brazilian market. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Officers (Board of Executive Officers)". In Matching, the net amount to be paid to executives, as an incentive, is calculated based on the number of shares issued by the Company, acquired by executives to become eligible for the Plan. j. Criteria for setting the fiscal year Not applicable As mentioned above, the aforementioned share-based compensation plans do not contemplate the granting of stock options, consequently there is no term for exercise. However, these plans provide that the incentive payment will be made after a three -year grace period (for ILP and Matching) or four years (for the PAV, which replaced the ILP as of 2014). In the case of PAV, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total Shareholder Return (TSR) relative to the peer group. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Officers (Board of Executive Officers)". k. Settlement Form The above-mentioned share-based compensation plans contemplate the payment of cash bonuses. l. Restrictions on the transfer of shares In the Matching Plan, if the participant transfers, within a period of three years, any of the Company's shares linked to the Plan, the executive loses the right to the premium. Also, within the scope of the Plan, operations involving derivatives, which set up positions sold in Vale's shares, as well as the lease of shares owned by the participant to third parties are prohibited, considering that Matching has as one of its purposes the exposure and alignment of the Company's listed shares during the Plan period. The transactions described above (involving derivatives and share leases) related to any share of Vale that the executive holds are also prohibited, even if they were acquired outside the scope of the Plan, as long as he is an active participant of the Plan. Not applicable to the ILP or PAV Plan (which replaced the ILP), since the participants in the Plan are not required to maintain a shareholding position in the Company, nor do they receive shares under the Plan. m. Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan In the Matching Plan, any transfer by the participant of the shares issued by Vale linked to the plan before the three-year grace period or his withdrawal from the Company, generate the extinction of any rights to which he would be entitled under the Plan. In the ILP or PAV Plan (which replaced the ILP), the withdrawal of the Company executive generates the extinction of any rights to which he would be entitled under the Plan. n. Effects of the departure of the officer from the issuer's bodies on his rights under the share-based compensation plan As it is a retention mechanism, in case of withdrawal on his own initiative, the participant loses the right to share-based compensation plans. In case of termination or non-renewal of the employment agreement by the Company, the participant receives the amounts to which he had already become entitled at the time of termination of the contract.

13.5 - Share-based compensation of the board of directors and statutory board of executive officers Long-Term Incentive Plan (ILP), the Phantom Stock Plan (PAV) (which replaced ILP) and Matching, described in detail in item 13.4, do not contemplate the granting of stock options, since they are based on the Company's stock prices, to define the amount in cash to be paid as an incentive to executive officers. Therefore, most information is not applicable, for example, information related to the weighted average price of the reporting period (a) of the options outstanding at the beginning of each reporting period, (b) the options lost during each reporting period, c) the options exercised during each reporting period, (d) the options expired during each fiscal year and the potential dilution in case of exercise of all the options granted are not applicable to the Company. Considering the above, the incentive information, including amounts paid in each period, is disclosed in the tables below for reference purposes. Share-based compensation forecast for the current fiscal year (2018) (1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. Board of Directors Statutory Board Total Total Number of members(1) 13.00 6.00 19.00 Number of Members Receiving Compensation (2) 0.00 6.00 6.00 Weighted average price of fiscal year: (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a

Share-based compensation - Fiscal Year ended Dec 31, 2017 (1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. Share-based compensation - Fiscal Year ended Dec 31, 2016 (1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. Share-based compensation - Fiscal Year ended Dec 31, 2015 Board of Directors Statutory Board Total Total Number of members(1) 21.00 8.00 29.00 Number of Members Receiving Compensation (2) 0.00 8.00 8.00 Weighted average price of fiscal year: Board of Directors Statutory Board Total Total Number of members(1) 20.50 7.55 28.05 Number of Members Receiving Compensation (2) 0.00 7.55 7.55 Weighted average price of fiscal year: (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a Board of Directors Statutory Board Total Total Number of members(1) 14.92 6.77 21.69 Number of Members Receiving Compensation (2) 0.00 6.77 6.77 Weighted average price of fiscal year: (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. Share-based compensation forecast for the current fiscal year (2018) (1) In January 2014, 2015 and 2016 the PAV cycles started and in March 2015 the Matching cycle was started. (2) On December 31, 2017, the third, second and first windows of anticipation of the PAV cycles started, respectively, in 2014, 2015 and 2016 were closed; and in March 2018 the Matching cycle begun in 2015 was closed. Share-based compensation - fiscal year ended 12/31/2017 Board of Directors Statutory Board Total Granting of stock purchase options (Incentive Grant) Date of grant (Date of granting the incentive) - January 2014 and 2015 and March 2014 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable - December2016and March 2017 (2) - Board of Directors Statutory Board Total Granting of stock options (to purchase) (Incentive Grant) Date of grant (Date of granting the incentive) - January 2014, 2015 and 2016, and March 2015 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Deadline for receipt of the incentive) - December 2017 and March 2018 (2) - Deadline for exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Value of Incentive Paid) - 18,818,128.41 18,818,128.41 (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a

(1) In January 2014 and 2015 the PAV cycles started and in March 2014 the Matching cycle was started. (2) On December 31, 2016, the first and second windows of anticipation of the PAV cycles started, respectively, in 2014 and 2015 were closed; and in March 2017 the Matching cycle begun in 2014 was closed. Share-based compensation - fiscal year ended 31 December 2016 (1) In January 2014 the PAV cycle started and in March 2013 the Matching cycle began. (2) On December 31, 2015, the first window of anticipation of the PAV cycle, which started in 2014, was closed and in March 2016 the Matching cycle, which started in 2013, was closed. Share-based compensation - fiscal year ended 12/31/2015 Board of Directors Statutory Board Total Granting of stock purchase options (Incentive Grant) Date of grant (Date of granting the incentive) - January and March 2012 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Deadlineforreceiptofthe incentive) - December 2014 and March 2015 (2) - Board of Directors Statutory Board Total Granting of stock purchase options (Incentive Grant) Date of grant (Date of granting the incentive) - January 2014 and March 2013 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Deadlineforreceiptofthe incentive) - December 2015 and March 2016 (2) - Deadline for exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 3,424,314.00 3,424,314.00 (Deadline for receipt of the incentive) Deadline for exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 16,410,713.06 16,410,713.06

(1) In January 2012, the ILP cycle began and March of 2012 began the Matching cycle. (2) On December 31, 2014, the ILP cycle ended and in March 2015 the Matching cycle ended. Deadline for exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 1,596,622.42 1,596,622.42

13.6 - Information on the outstanding options held by the board of directors and statutory board of executive officers Not applicable, since the share-based compensation plans of the Company do not contemplate the granting of stock options, and since they are based on the quotations of the shares or the remuneration received by the Company's managers to define the amount in cash to be paid as an incentive to executive officers. For more information, see items 13.4 and 13.5 of this Reference Form.

13.7 - Options exercised and shares delivered related to share-based compensation of the board of directors and board of executive officers Not applicable, since the share-based compensation plans of the Company do not contemplate the granting of stock options, since they are based on the quotations of the shares or the remuneration received by the Company's managers to define the amount in cash to be paid as an incentive to executive officers, and shares issued by the Company in treasury are not delivered to executives. For more information, see items 13.4 to 13.6 of this Reference Form.

13.8 - Information necessary to understand the data disclosed in items 13.5 to 13.7 - Stock price and option pricing methods Not applicable See items 13.4 to 13.7 of this Reference Form.

13.9 - Participation in shares, stocks and other convertible securities held by administrators and A udit Committee members - by department a. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the Company, by members of the board of directors, executive officers or A udit Committee, grouped by department at the date of closing of the last fiscal year: Shares issued by VALE S.A . (*) Includes 78,658 VALE shares in the form of American Depositary Receipts (ADRs), on the New York Stock Exchange. b. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the direct and indirect controllers of the Company, by members of the board of directors, executive officers or A udit Committee, grouped by body, on the closing date of the last fiscal year: Shares issued by BNDES Participações S.A . Shares issued by LITEL PA RTICIPA ÇÕES S.A . Shares issued by BRA DESPA R S.A. Shareholders On Dec 31, 2017 ON PN Board of Directors 300 152,971 Executive Office 0 0 Audit Committee 0 0 Total 300 152,971 Shareholders On Dec 31, 2017 ON PN Board of Directors 0 0 Executive Office 0 0 Audit Committee 0 0 Total 0 0 Shareholders On Dec 31, 2017 ON PN Board of Directors 0 0 Executive Office 0 0 Audit Committee 0 0 Total 0 0 Shareholders On 12/31/2017 ON Board of Directors Executive Office Audit Committee 27,238 608,285 (*) 3,502 Total 560,367

Shares issued by MITSUI & CO., LTD c. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by controlled companies or under the common control of the Company, by members of the board of directors management, statutory board or A udit Committee, grouped by body, at the closing date of the last fiscal year: Shares issued by MRS LOGÍSTICA S.A . Shares issued by PT VA LE INDONESIA TBK Shareholders On 12/31/2017 ON PN Board of Directors 0 0 Executive Office 0 0 Audit Committee 0 0 Total 0 0 Shareholders On 12/31/2017 ON PN Board of Directors 0 0 Executive Office 0 0 Audit Committee 0 0 Total 0 0 Shareholders On Dec 31, 2017 ON PN Board of Directors 6,033 0 Executive Office 0 0 Audit Committee 0 0 Total 6,033 0

13.10 - Information on pension plans granted to members of the board of directors and executive officers According to a contractual clause, the Company pays the part of the employer and the executive, up to 9% of the fixed remuneration, into Valia - Fundação Vale do Rio Doce de Seguridade Social, or in another supplementary pension plan at the executive officer’s choice. In Valia, the minimum age for applying for retirement income is 45, after a minimum period of five years of grace with contributions.

Valia – Fundação Vale do Rio Doce de Seguridade Social Board of Directors Statutory Board T otal Number of members (1) - 9 members - Name of the Plan Benefit Plan Vale Mais Number of administrators who qualify for retirement - 6, of whom (i) 6 per Normal Retirement Income; (ii) 4 for Early Retirement Income; and (iii) and 1 per Deferred Benefit Income by Termination(4) - C onditions for early retirement -  be at least 45 y ears of age;  to hav e at least 5 y ears of uninterrupted enrollment with VA LIA, counted from the initial date of the last enrollment of the participant in the Vale Mais Plan (except for participants who migrated from the Defined Benefit Plan – already extinct - to the Vale Mais Plan);  hav e terminated the employ ment contract with the sponsor or hav e lost the status of manager. - Updated amount of accumulated contributions in the pension plan until the end of the last fisc al y ear, minus the portion related to contributions made directly by the administrators - R$ 18,244,949.09 (2) - A ccumulated total amount of contributions made during the last fiscal y ear, minus the portion related to contributions made directly by the administrators - R$ 1,779,387.74 (3) - Possibility of early redemption and conditions - The activ e participant who, on the date of termination of his employ ment contract with the sponsor, or on the date he loses his manager status, does not elect to become a self-sponsored pay er or co - participant, or opt for the portability institute and does not benefit from the Vale Mais Plan, will be entitled to receiv e the Redemption. The Redemption v alue will be equal to: 100% of the Participant's A ccount + 1% of the Sponsor's A ccount per -

(1) C orresponds to the number of directors and officers, as applicable, link ed to the pension plan, as prov ided for in C ircular Letter C VM / SEP 01/2014. (2) A mount corresponding to the sum of the Sponsor A ccounts of the participants, determined on 12/31/2017. (3) A mount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in the fiscal y ear of 2017. (4) O ne of the directors is entitled to two (2) benefits, being one (1) Normal Retirement Income and one (1) Income from Benefit Deferred due to Termination. (3) Board of Directors Statutory Board T otal Number of members (1) - 1 member - Name of the Plan Benefit Plan Valiaprev Number of administrators who qualify for retirement - 1 per Normal Retirement Income - C onditions for early retirement -  be at least 45 y ears of age;  hav e at least 5 y ears of uninterrupted contribution to VA LIA , counted from the initial date of the last enrollment of the participant in the Valiaprev Plan;  hav e terminated the employ ment contract with the sponsor or hav e lost the status of manager. - Updated amount of accumulated contributions in the pension plan until the end of the last fiscal y ear, minus the portion related to contributions made directly by the administrators - R$ 1,961,774.59 (2) - A ccumulated total amount of contributions made during the last fiscal y ear, minus the portion related to contributions made directly by the administrators - R$ 138,657.68 - Possibility of early redemption and conditions -  The activ e participant who, on the date of termination of his employ ment contract with the sponsor, or on the date he loses his manager status, does not - Board of Directors Statutory Board T otal month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that A ccount.

(1) C orresponds to the number of directors and officers, as applicable, link ed to the pension plan, as prov ided for in C ircular Letter C VM / SEP 01/2014. (2) A mount corresponding to the sum of the Sponsor A ccounts of the participants, determined on 12/31/2017. (3) A mount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in the fiscal y ear of 2017. Board of Directors Statutory Board T otal elect to become a self-sponsored pay er or co-participant, or opt for the portability and is not using the benefit of the Valiaprev Plan shall be eligible to receiv e the Redemption.  The Redemption v alue will be equal to: 100% of the Participant's A ccount + 1% of the Sponsor's A ccount per month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that A ccount.

13.11 - Maximum, minimum and average individual remuneration of the board of directors, statutory board and audit committee Justification for not completing the table: Item not disclosed due to a court decision, that is, the decision rendered in ordinary action No. 0002888-21.2010.4.02.5101, in progress before the 5th Federal Court of Rio de Janeiro, which made definitive the preliminary decision previously granted to IBEF / RJ (to which Vale and related Vale executives are associated), requiring the CVM to refrain from implementing the requirement contained in sub-item 13.11 of annex 24 of CVM Instruction 480, and (b) to apply any penalty related to the noncompliance of said requirement with IBEF members. The CVM filed an appeal against the judgment. On February 6, 2014, the case was referred to the Federal Regional Court (“TRF”) of the 2nd Region for judgment of the appeal, which has no sus pensive effect. On May 23rd, 2018, the TRF supported the appeal from CVM, but such decision will be effective only after official publication. It should be highlighted that, as part of the process of evolution related to governance, transparency and adherence to the changes to Novo Mercado requirements (among which is the topic on compensation), the Board of Directors determined that the Compliance and Risk Committee continue with the work plan and deepen the analysis on the impacts on the stakeholders of the full adoption, by the Company, of the new rules of Novo Mercado, including counting on external support, and submit a plan based on this study by the Board.

13.12 - Mechanisms for compensation or indemnification for administrators in the event of dismissal or retirement The agreements with the Company's statutory officers contain indemnification clauses for cases of termination, non-renewal of the contract and retirement, provided that these events occur at the Company's initiative, in the following amounts: (i) compensatory indemnity for all and any amount due, corresponding to 6 times the value of the last monthly fixed remuneration paid to the Executive Directors and 12 times to the Chief Executive Officer, in addition to the payment of compensation corresponding to 2 times the annual fixed remuneration, to be paid in 8 quarterly installments, which is subject to a period of unavailability of 24 months. We do not sign with the members of the Board of Directors and members of the Audit Committee any other contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms in case of removal from office. For details regarding insurance policies involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of this Reference Form of the Company.

13.13 - Percentage in the total compensation held by administrators and members of the A udit Committee who are parties related to the controllers. Entity 2017 2016 2015 Board of Directors 51.82% 81.65% 72.00% Statutory Board 0.00% 0.00% 0,00% Audit Committee 0.00% 0.00% 0,00%

13.14 - Compensation of administrators and members of the A udit Committee, grouped by body, received for any reason other than the position they hold In the last three fiscal years, no compensation was paid to members of the Board of Directors, Statutory Board of Executive Officers or Audit Committee for any reason other than the position they hold.

13.15 - Remuneration of directors and members of the A udit Committee recognized in the results of direct or indirect controllers of companies under common control and of the issuer's subsidiaries 5,558,738.78 2,160,397.00 4.830.798,06 Fiscal Year 2015 – compensation received due to position in the Company Board of Directors Statutory Board Fiscal Council Total Direct and Indirect Controllers 0 0 0 0 Company's Subsidiaries 0 Total: R$ 4,830,798.06 Annual remuneration: R$ 4,453,137.18 Direct and indirect benefits: R$ 377,660.88 0 R$ Companies Under Common Control 0 0 0 0 Fiscal Year 2016 - compensation received due to the exercise of position in the Company Board of Directors Statutory Board Fiscal Council Total Direct and Indirect Controllers 0 0 0 0 Company's Subsidiaries 0 Total: R$ 2,160,397.00 Annual Remuneration: R$ 1,584,599.00 Direct and indirect benefits: R$ 575,798.00 0 R$ Companies under Common Control 0 0 0 0 Fiscal Year 2017 - compensation received due to the exercise of a position in the Company Board of Directors Statutory Board Fiscal Council Total Direct and Indirect Controllers 0 0 0 0 Company's Subsidiaries 0 Total: R$ 5,558,738.78 Annual compensation: R$ 4,842,509.20 Direct and indirect benefits: R$ 716,229.58 0 R$ Companies Under Common Control 0 0 0 0

13.16 - Other relevant information Overall Compensation 2018 The management's overall compensation for the fiscal year 2018 was approved by the Annual and Special Shareholders Meeting of the Company, held in April 13, 2018, in order to establish the overall amount of up to R$ 184,571,987.05 (one hundred and eighty -four million, five hundred and seventy-one thousand, nine hundred and eighty -seven reais and five centavos), to be distributed by the Board of Directors, observing the provisions of the legislation in force and Vale's Bylaws. It should be noted that the proposed amount considers the responsibilities of the managers, the time dedicated to their functions, the competence, the professional reputation and the value of their services in the market. It is important to note that the overall compensation above considers the remuneration of the members of the advisory committees and related charges, which is not shown in item 13.2 of this Reference Form. Also, the monthly compensation for each incumbent member of the Audit Committee, from May 1st, 2018 until the Annual General Meeting to be held in 2019, shall correspond to 10% (ten percent) of the compensation that, on average, is monthly allocated to each Executive Officer, not counting the benefits, representation payments and profit sharing. In addition to the compensation set forth above, the members in office of the Audit Committee shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members shall only be remunerated in the ca ses in which they exercise their title due to vacancy, impediment or absence of the respective titular member. The above-mentioned amount comprises: (I) the proposal for the remuneration of the members of the Board of Directors, Statutory Board of Executive Officers and members of the Audit Committee of up to R$ 181,115,987.07 (one hundred and eighty-one million, one hundred and fifteen thousand, nine hundred and eighty-seven reais and seven centavos), which is comprised by (a) R$ 8,815,551.74 (eight million, eight hundred fifteen thousand, five hundred and fifty-one reais and seventy-four centavos) corresponding to the fixed compensation of the members of the Board of Directors and of the members of the Audit Committee, pursuant to art. 163 of Law 6,404/76, net of the payroll costs under Vale's responsibility; (b) R$ 70,196,470.78 (seventy million, one hundred and ninety-six thousand, four hundred and seventy reais and seventy-eight centavos), related to the fixed and variable compensation of the Executive Officers, which takes into account an Executive Board composed of six Executive Officers, net of the payroll costs under Vale's responsibility and excluding the direct and indirect benefits related to the termination of office. The individual fixed remuneration is compatible with the amounts paid to executives of companies of the same size, while the variable remuneration, corresponding to the bonus and the long-term incentive, has its payment linked to the fulfillment of pre-established goals, based on the performance of the Company. Therefore, the payment of the variable compensation is equivalent to the partial or total fulfillment of the pre-established targets, and may not even be due, in case the above targets have not been met; (c) up to R$ 102,103,964.55 (one hundred and two million, one hundred and three thousand, nine hundred and sixty-four reais and fifty-five centavos) corresponding to taxes and charges due over the compensation under Vale responsibility, and also benefits of any nature and severance payments to Executive Officers who have left the company in recent years (two in 2016, four in 2017 and one in early 2018), and (II) the compensation proposal for the members of the Advisory Committees and related charges of up to R$ 3,456,000.00 (three million, four hundred and fifty-six thousand reais). Below are additional information related to the Company’s overall compensation for 2018: a) Period to which the compensation approved in the A nnual and Special Shareholders Meeting of 2018 refers: period comprised between January 1 and December 31, 2018, that is, the fiscal year. b) Comments on any differences between the values of the current proposal and the previous proposal and those included in item 13 of the Vale Reference Form: The amount of the overall compensation of the members of the Board of Directors, the Audit

Committee, the Executive Board, as well as the members of the Advisory Committees for the fiscal year ended in 2018, corresponds to R$ 184,571,987.05 (one hundred and eighty-four million, five hundred and seventy-one thousand, nine hundred and eighty-seven reais and five centavos). This amount is 14.55% higher than the amount proposed for the 2017 fiscal year of R$ 161,134,088.00 (one hundred and sixty-one million, one hundred and thirty-four thousand and eighty-eight reais), mainly due to the payment of severance amounts to be made during the year 2018, by reason of the renewal of the Board of Executive Officers. Clarification The 2018 overall value mentioned above is higher than the amounts included in item 13.2 of this Reference Form, since it also includes, in addition to the remuneration to be attributed to the members of the Board of Directors, the Audit Committee and the Board of Executive Officers, the remuneration of the members of the Advisory Committees, while the amounts included in item 13.2 of the Reference Form include only the remuneration of the members of the Board of Directors, the Audit Committee and the Board of Executive Officers. Ratification of Overall Compensation 2017 Below are information related to the ratification of the Company’s overall compensation in 2017 approved at the Annual and Special Shareholders Meeting held on April 13, 2018: The Annual and Special Shareholders' Meetings of April 20, 2017 approved the amount of up to R$ 161,134,088.00 (one hundred and sixty-one million, one hundred and thirty-four thousand and eighty-eight reais and seventy-seven centavos), which comprised the compensation to be distributed to the members of the Board of Directors, Audit Committee, Board of Executive Officers, and members of the Advisory Committees. Vale clarifies that, in relation to the fiscal year of 2017, the amount related to the compensation of the members of the Board of Directors, the Audit Committee, the Board of Executive Officers, as well as the members of the Advisory Committees corresponding to R$ 170,848,512.08 (one hundred and seventy million, eight hundred forty-eight thousand, five hundred and twelve reais and eight cents) was effectively realized. The difference between the initially proposed amount and the amount actually realized was mainly due to the payment of unplanned severance amounts by reason of the renewal of the Board of Executive Officers, which took place during 2017. A dditional information on item 13.2 The elaboration of this document is cost based, meaning that it is based on the actual disbursments by the Company. Nevertheless, it is the business practice from our main competitors to disclose the compensation of their executives based on the value actualy received by them while active at the company, excluding the social charges as well as severance costs. With the objective of allowing the proper comparison of reported data, we detail below the compensation amounts of 2017 (actual) and 2018 (budget), excluding social charges that are Vale’s

Committee, the Executive Board, as well as the members of the Advisory Committees for the fiscal year ended in 2018, corresponds to R$ 184,571,987.05 (one hundred and eighty-four million, five hundred and seventy-one thousand, nine hundred and eighty-seven reais and five centavos). This amount is 14.55% higher than the amount proposed for the 2017 fiscal year of R$ 161,134,088.00 (one hundred and sixty-one million, one hundred and thirty-four thousand and eighty-eight reais), mainly due to the payment of severance amounts to be made during the year 2018, by reason of the renewal of the Board of Executive Officers.

Clarification

The 2018 overall value mentioned above is higher than the amounts included in item 13.2 of this Reference Form, since it also includes, in addition to the remuneration to be attributed to the members of the Board of Directors, the Audit Committee and the Board of Executive Officers, the remuneration of the members of the Advisory Committees, while the amounts included in item 13.2 of the Reference Form include only the remuneration of the members of the Board of Directors, the Audit Committee and the Board of Executive Officers.

<u>Ratification of Overall Compensation 2017</u>

Below are information related to the ratification of the Company's overall compensation in 2017 approved at the Annual and Special Shareholders Meeting held on April 13, 2018:

The Annual and Special Shareholders' Meetings of April 20, 2017 approved the amount of up to R$ 161,134,088.00 (one hundred and sixty-one million, one hundred and thirty-four thousand and eighty-eight reais and seventy-seven centavos), which comprised the compensation to be distributed to the members of the Board of Directors, Audit Committee, Board of Executive Officers, and members of the Advisory Committees. Vale clarifies that, in relation to the fiscal year of 2017, the amount related to the compensation of the members of the Board of Directors, the Audit Committee, the Board of Executive Officers, as well as the members of the Advisory Committees corresponding to R$ 170,848,512.08 (one hundred and seventy million, eight hundred forty-eight thousand, five hundred and twelve reais and eight cents) was effectively realized. The difference between the initially proposed amount and the amount actually realized was mainly due to the payment of unplanned severance amounts by reason of the renewal of the Board of Executive Officers, which took place during 2017.

<u>Additional information on item 13.2</u>

The elaboration of this document is cost based, meaning that it is based on the actual disbursments by the Company. Nevertheless, it is the business practice from our main competitors to disclose the compensation of their executives based on the value actualy received by them while active at the company, excluding the social charges as well as severance costs. With the objective of allowing the proper comparison of reported data, we detail below the compensation amounts of 2017 (actual) and 2018 (budget), excluding social charges that are Vale's

14. Human Resources 14.1 – Description of human resources a. number of employees (total, per groups based on the activity performed and per geographic location) The table below shows the number of employees of the Company and its subsidiaries on December 31st, 2015, 2016 and 2017: (1) (2) D iscontinued operations It comprises the follow ing: Exploration, E nergy, E ngineering, Institutes and Foundations, Project M anagement, General Services and Corporate S erv ices. It comprises the following: Argentina, Austria, France, India, Japan, Korea, Malaysia, Oman, Paraguay, Singapore, Switzerland, United Arab E mirates and U nited K ingdom . S ince January 2017, the Company has included, for purposes of the information above, all employees for a definite term, trainees and employees hired through the affirmativ e action program for P eople w ith S pecial N eeds. (3) (4) b. number of outsourced workers (total, per groups based on the activity performed and per geographic location) The table below shows the number of outsourced workers of the Company and its subsidiaries for the fiscal years ended December 31st, 2015, 2016 and 2017 per activity performed and per geographic location: 2015 2016 2017 Number of outsourced work ers 92,242 66,659 56,979 Per business area Ferrous 19,819 19,507 19,203 Non-ferrous 12,421 10,576 9,793 C oal 6,961 2,709 2,689 Fertilizers 7,479 8,296 8,793 O ther (1) 45,562 25,571 16,501 Per geographical location Brazil 72,403 52,968 44,084 C anada 3,783 3.275 2,962 Indonesia 4,262 3,235 3,493 New C aledonia 1.576 1.276 974 A ustralia 106 0 0 2015 2016 2017(3) T otal number of own employees 74,098 73,062 73,596 Per business area Ferrous Minerals 42,838 42,579 42,734 Non-ferrous 15,554 15,239 15,243 C oal 1,608 2,039 2,258 Fertilizers (1) 9,181 8,935 8,055 O ther (2) 4,917 4,270 5,306 Per geographical location Brazil 57,850 56,576 57,513 C anada 6.767 6,626 6,428 Indonesia 3.167 3,186 3,253 New C aledonia 1.336 1,306 1,343 A ustralia 318 215 21 United States 6 4 4 C hina 137 140 134 Mozambique 1,938 2,492 2,397 Peru 788 782 759 C olombia 0 0 0 C hile 7 7 9 O ther (3) 1.784 1,728 1,735

(1) It comprises the follow ing: E xploration, Energy, Engineering, Institutes and Foundations, Project M anagement and Corporate S erv ices. It comprises the follow ing: Argentina, Cook Islands, Japan, Liberia, M alaysia, Oman, P araguay, S ingapore, Switzerland and U ruguay . (2) c. Turnover rate The turnover rate of the Company's employees and its subsidiaries for the fiscal years ended 2015 , 2016 and 2017 was 8.7%, 7.2% and 7.5%, respectively. The turnover rate is calculated on the basis of data from Vale S.A. and its subsidiaries in the following countries: Brazil, Canada, Indonesia, New Caledonia, Australia, United States of America, China, Mozambique, Peru, Colombia, Chile, Argentina, Austria, Dubai, India, Japan, Korea, Malaysia, Oman, Paraguay, Philippines, Singapore, Switzerland, United Kingdom and Uruguay. 14.2 – Relevant changes – Human resources In the fiscal year of 2015, there was a reduction of approximately 29% in the number of Vale's outsourced workers, mainly due to: (i) demobilizations, (ii) process optimization and productivity in the Ferrous area, (iii) reduction in the number of outsourced workers in the project in Africa, and (iv) insourcing of 2,389 own employees at Vale Fertilizantes in 2015. The aforementioned insourcing was the main factor responsible for the increase in the number of employees in the fiscal year ended December 31 st, 2015. In fiscal year 2016, the reduction in the number of outsourced workers occurred almost entirely by virtue of demobilization of projects. In fiscal year of 2017, there was a reduction of approximately 14% in the number of Vale's outsourced workers, mainly due to demobilization of projects. United States 0 0 0 C hina 19 1 0 Mozambique 7,243 3,524 3,198 Peru 1.150 1.128 1,135 C olombia 0 0 0 C hile 12 31 44 O ther (2) 1,688 1.221 1,089

14.3 – Description of the employee compensation policy Wages and benefits provided by Vale and its subsidiaries are usually defined taking into account compensation and benefit practices of each location in which the Company operates. a. Variable compensation and salary policy Vale follows the practice already adopted in recent years of conducting comparative compensation surveys, offering all its own employees a salary equal to or greater than the legal minimum practiced in each location. Moreover, through the variable compensation program, Vale fosters the engagement of its employees and encourages better performance through rewards varying from 0 to 200% of a market-based reference value, depending on certain targets set and cash generation in each period. With this policy, Vale strengthens the culture of constant search for results, in addition to allowing the alignment of individual objectives and results with those of Vale. At Vale's own units, the performance appraisal for short-term (annual) variable compensation is based on annual targets aligned to the Company's strategy and budget defined by the Board of Directors. This appraisal is carried out through an interactive process between the employees and their managers, in addition to a computerized system, in which the results are recorded. In this program, employees are rewarded for meeting and/or exceeding their targets, and also according to the results obtained on the budget and performance indicators for the company or the employees’ area. In the last two negotiations, Vale entered into one-year duration collective bargaining agreements with all labor unions, representing 100% of the Company's employees in Brazil. As a result of the 2016/2017 agreement, an 8.5% increase was granted as of November 2016. The Company has collective agreements with unionized employees at our operations in Australia, Brazil, Canada, Indonesia, Malawi, Mozambique, New Caledonia, Peru and the United Kingdom. The Company establishes the wage and benefit programs for Vale S.A. and its subsidiaries, except for Vale Canada. In May 2016, Vale Newfoundland & Labrador Limited, a Vale Canada Limited subsidiary, reached a three-year agreement with the union representing the production and maintenance employees of the Voisey’s Bay mine. For non-unionized employees, Vale Canada undertakes an annual review of wages. Certain employees who are part of Vale's management team may, depending on the eligibility of each plan, also participate in the long-term incentives, such as: (i) Matching: share-based program designed to encourage the “feeling of owner” of the Company and increase the capacity to attract and retain managers, through which eligible employees can acquire Vale's shares with their own funds (moment 0), and should they keep their shares and their employment bond with Vale for a period of 3 (three) years, in addition to complying with the requirements set forth in the annual program manual, they will be entitled to receive from Vale the equivalent to the same number of shares purchased at moment 0. For more information on the Matching, see item 13.4 of this Reference Form. (ii) Long-Term Incentive - ILP: a program that grants Vale's virtual shares to top management and takes into account the relative performance of the Total Shareholder Return (TSR), compared to that of a defined group of peer groups, over a 3-year cycle. The last year of concession of the ILP was that of the cycle started in 2013, but the terms and conditions of the ILP remain applicable to its beneficiaries. Starting in 2014, the ILP was replaced with the Virtual Share Program - PAV in 2014, a program also based on Vale's common virtual shares, with functions and conditions very similar to the ILP, in which the participants have the opportunity to receive, over a cycle of 4 (four) years an amount equivalent to the market value of a certain number of Vale's common shares. For more information on the ILP, PAV, see item 13.4 of this Reference Form. The variable compensation and salary policy attributed to non-statutory Officers is described in item 13 of this Reference Form. b. Benefit policy The benefit policy is in line with the strategy of attraction and retention of the Company, following the applicable legislation and the market practice in the countries where Vale operates. Vale provides an attractive and competitive benefit package, which addresses the health, well-being, protection and quality of life of employees and their dependents. The main benefits offered to the employees are medical and dental care, life insurance, private pension fund, personal accident insurance, transportation ticket, educational formation and meal voucher. With regard to pension plans, Vale recommends offering a model of the type of contribution defined at the locations where the financial market allows the management of long-term resources in a sustainable manner. c. characteristics of share-based compensation plans of non-management employees The share-based compensation plans described in item 13.4 of this Reference Form are extended to non-statutory Officers of the Company, and to other levels of leadership, according to the eligibility rules of each plan. The main characteristics of the referred to plans are described in item “13.4” of this Reference Form.

14.4 - Description of the relations between the issuer and unions, indicating whether there were any stoppages or strikes in the last three fiscal years Vale maintains a harmonious relationship with unions worldwide and seeks to settle any conflicts directly with the unions, through permanent meetings and gatherings (up to the date of this Reference Form, there are approximately 40 unions in Brazil and 12 unions in the rest of the world). As of the date of this Reference Form, all collective bargaining agreements have reached their expected outcomes, without experiencing a deadlock and/or strike. In the last three fiscal years, there were no strikes or stoppages in the activities of the Company or its subsidiaries, pursuant to the Global Reporting Initiative (GRI), which establishes as strikes or stoppages interruptions of more than 7 days. Notwithstanding the foregoing, in Mozambique, on the occasion of Vale's negative results in 2016, there was no PLR payment for the year 2015, and, for that reason, the employees stopped for five days. It bears emphasizing that there was no PLR payment in any of Vale’s operations for the year 2015. As of 2005, employees elect, through a direct voting process, an effective member of the Board of Directors and its respective alternate. Elections are conducted jointly by the company and the unions. Vale has entered into one-year duration collective bargaining agreements, with all labor unions in Brazil. In the last collective agreement, period 2017/2018, there was an adjustment of 2.5%, granted as of November 2017. The Company has collective agreements with unionized employees in its operations in Australia, Brazil, Oman, Canada, Indonesia, Malawi, Mozambique, New Caledonia, Peru and the United Kingdom. The Company establishes the wage and benefit programs for Vale S.A. and its subsidiaries, except for Vale Canada. In May 2016, Vale Newfoundland & Labrador Limited, a Vale Canada Limited subsidiary, reached a three-year agreement with the union representing the production and maintenance employees at the Voisey's Bay mine. For non-unionized employees, Vale Canada undertakes an annual review of wages.

14.5 – Other relevant information – Human Resources There is no other relevant information that has not been disclosed in the items above.

15. Control and economic group 15.1/ 15.2 Shareholding position last 2018 change change BB Carteira Ativa – CNPJ: 01.578.476/0001-77 Shareholder Nationality Fe der al Uni t CPF/CNPJ Common Shares Preferred Shares Total Quantity % Quantity % Quantity % Member of shareholders’ agreement Majority shareholder Date of last Previ – Caixa de Previdência dos Funcionários do Banco do Brasil Brazilian - 33.754.482/0001-24 871,754,329 100.000 0 0.000 871,754,329 100.000 No No May 04, 2018 Others - - - 0 0.000 0 0.000 0 0.000 - - N/A Total - - - 871,754,329 100.000 0 0.000 871,754,329 100.000 - - - Litel Participações S.A. – CNPJ (Corporate Taxpayer ID): 00.743.065/0001-27 Shareholder Nationality Fe der al CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last Quantity % Quantity % Quantity % BB Carteira Ativa Brazilian - 01.578.476/0001-77 193,740,143 78.397 28,385,523 100.00 222,125,666 80.622 No Yes May 04, 2018 Carteira Ativa II FIA Brazilian - 04.194.710/0001-50 31,688,443 12.823 26 0.00 31,688,469 11.502 No No May 04, 2018 PETROS Brazilian - 34.053.942/0001-50 19,115,693 7.735 161 0.00 19,115,854 6.938 No No May 04, 2018 Singular FIA Brazilian - 15.637.784/0001-30 2,583,919 1.045 2 0.00 2,583,921 0.938 No No May 04, 2018 Others - - - 147 0.000 292 0.00 439 0.000 No No N/A Total - - - 247,128,345 100.000 28,386,004 100.00 275,514,349 100.000 - - - Shareholder Nationality Fed eral Unit Legal Representa tive / Proxy CPF / CNPJ (Brazilian taxpayer no.) of the Proxy CPF/ CNPJ Common Shares Preferred Special Class Shares Total Preferred Shares Total Member of shareholders’ agreement Majority shareholde r Date of change Quantity % Quantity % Quantity % Quantity % Litel Participações S.A. Brazilian RJ N/A N/A 00.743.065/0001-27 1,011,456,740 19.140% 0 0 0 0 1,011,456,740 19.140% Yes Yes 04/30/2018 Litela Participações S.A. Brazilian RJ N/A N/A 05.495.546/0001-84 97,026,670 1.836% 0 0 0 0 97,026,670 1.836% No No 04/30/2018 Bradespar S.A. Brazilian SP N/A N/A 03.847.461/0001-92 332,965,266 6.301% 0 0 0 0 332,965,266 6.301% Yes Yes 04/30/2018 Mitsui & Co., Ltd Japanese Mitsui & Co. (Brazil) S.A. 61.139.697/0001-70 05.466.338/0001-57 286,347,055 5.419% 0 0 0 0 286,347,055 5.419% Yes Yes 04/30/2018 BNDES Participações S.A. Brazilian RJ N/A N/A 00.383.281/0001-09 401,457,757 7.597% 0 0 0 0 401,457,757 7.597% Yes Yes May 07, Federal Government Brazilian - - - - 0 0.000% 12 100 12 0 12 0.001% No No 04/30/2018 BlackRock, Inc. North American - HSBC Bank Brasil S.A. 01.701.201/0001-89 - 316,135,263 5.982% 0 0 0 0 316,135,263 5.982% No No 12/31/2017 Treasury - - N/A N/A - 87,042,689 1.647% 0 0 0 0 87,042,689 1.647% - - 04/30/2018 Others - - N/A N/A - 2,752,043,330 52.077% 0 0 0 0 2,752,043,330 52.077% - - N/A Total - - - - - 5,284,474,770 100.000% 12 100.00% 12 100.00% 5,284,474,782 100.000% - - -

change change change Fundação Bradesco – CNPJ: 60.701.521/0001-06 Shareholder Nationality Fe der al CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last Quantity % Quantity % Quantity % Others - - - 1 100.000 0 0.000 1 100.000 No No N/A Nova Cidade de Deus Participações S.A. – CNPJ: 04.866.462/0001-47 Shareholder Nationality Fe der al CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last Quantity % Quantity % Quantity % Fundação Bradesco Brazilian SP 60.701.521/0001-06 152,343,061 46.302 348,644,755 100.000 500,987,816 73.928 No Yes May 07, 2018 BBD Participações S.A. Brazilian SP 07.838.611/0001-52 176,679,963 53.698 0 0.000 176,679,963 26.072 No Yes May 07, 2018 Total - - - 329,023,024 100.000 348,644,755 100.000 677,667,779 100.000 - - - Cidade de Deus Cia. Cial. de Participações S.A. – CNPJ: 61.529.343/0001-32 Shareholder Nationality Fe der al CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last Quantity % Quantity % Quantity % Nova Cidade de Deus Participações S.A. Brazilian SP 04.866.462/0001-47 3,755,570,498 45.714 0 0.000 3,755,570,498 45.714 No Yes May 07, 2018 Fundação Bradesco Brazilian SP 60.701.521/0001-06 2,776,765,252 33.800 0 0.000 2,776,765,252 33.800 No Yes May 07, 2018 Lia Maria Aguiar Brazilian SP 003.692.768-68 533,490,588 6.494 0 0.000 533,490,588 6.494 No Yes May 07, 2018 Maria Ângela Aguiar Brazilian SP 000.548.238-03 411,197,692 5.005 0 0.000 411,197,692 5.005 No Yes May 07, 2018 Others - - - 738,378,906 8.987 0 0.000 738,378,906 8.987 - - N/A Total - - - 8,215,402,936 100.000 0 0.000 8,215,402,936 100.000 - - - Bradespar S.A. – CNPJ: 03.847.461/0001-92 Shareholder Nationality Fe der al CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last change Quantity % Quantity % Quantity % Cidade de Deus Cia. Cial. de Participações S.A. Brazilian SP 61.529.343/0001-32 44,883,224 36.633 300,960 0.133 45,184,184 12.926 No Yes May 07, 2018 NCF Participações S.A. Brazilian SP 04.233.319/0001-18 30,388,376 24.802 2,235,627 0.985 32,624,003 9.333 No Yes May 07, 2018 Fundação Bradesco Brazilian SP 60.701.521/0001-06 18,179,304 14.837 0 0.000 18,179,304 5.202 No Yes May 07, 2018 Nova Cidade de Deus Participações S.A. Brazilian SP 04.866.462/0001-47 1,675,008 1.367 0 0.000 1,675,008 0.479 No Yes May 07, 2018 Others - - - 27,397,137 22.361 224,488,309 98.882 251,885,446 72.060 - - N/A Total - - - 122,523,049 100.00 227,024,896 100.000 349,547,945 100.000 - - - Previ – Caixa de Previdência dos Funcionários do Banco do Brasil – CNPJ: 33.754.482/0001-24 Shareholder Nationality Fe der al CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last change Quantity % Quantity % Quantity % Others - - - 1 100.000 0 0.000 1 100.000 - - N/A Total - - - 1 100.000 0 0,000 1 100.000 - - -

change Mitsui & Co., Ltd – CNPJ: 05.466.338/0001-57 Shareholder Nationality Fed eral Unit Legal Representative / Proxy CPF / CNPJ (Brazilian taxpayer no.) of the Proxy CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholde r Date of last Quantity % Quantity % Quantity % The Master Trust Bank of Japan, Ltd. (trust account) Japanese - Hisashi Ito (President) - - 136,153,500 7.579 0 0 136,153,500 7.579 No No March 31, 2018 Japan Trustee Services Bank, Ltd. (trust account) Japanese - Yoshikazu Tanaka (President) - - 91,981,300 5.120 0 0 91,981,300 5.120 No No March 31, 2018 Japan Trustee Services Bank, Ltd. (trust account 9) Japanese - Yoshikazu Tanaka (President) - - 41,448,300 2.307 0 0 41,448,300 2.307 No No March 31, 2018 Nippon Life Insurance Company Japanese - Hiroshi Shimizu (President) - - 35,070,840 1.952 0 0 35,070,840 1.952 No No March 31, 2018 Banco Nacional de Desenvolvimento Econômico e Social – BNDES – 33.657.248/0001-89 Shareholder Nationality CPF/CNPJ Common Shares Total Member of shareholders’ agreement Majority shareholder Date of last change Quantity % Quantity % Federal Government (Ministry of Finance) Brazilian - 6,273,711,452 100.000 6,273,711,452 100.000 No No August 24, 2017 Total - - 6,273,711,452 100.000 6,273,711,452 100.000 - - - BNDES Participações S.A. - 00.383.281/0001-09 Shareholder Nationality CPF/CNPJ Common Shares Total Member of shareholders’ agreement Majority shareholder Date of last change Quantity % Quantity % Banco Nacional de Desenvolvimento Econômico e Social – BNDES Brazilian 33.657.248/0001-89 1 100.000 1 100.000 No Yes August 14, 2017 Total - - 1 100.000 1 100.000 - - - NCF Participações S.A. – CNPJ: 04.233.319/0001-18 Shareholder Nationality Fe der al CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last change Quantity % Quantity % Quantity % Fundação Bradesco Brazilian SP 60.701.521/0001-06 294,340,091 25.129 1,043,932,143 100.000 1,338,272,234 60.412 No Yes May 07, 2018 Cidade de Deus Cia. Cial. de Participações S.A. Brazilian SP 61.529.343/0001-32 875,232,678 74.721 0 0.000 875,232,678 39.509 No Yes May 07, 2018 Nova Cidade de Deus Participações S.A. Brazilian SP 04.866.462/0001-47 1,752,357 0.150 0 0.000 1,752,357 0.079 No Yes May 07, 2018 Total - - - 1,171,325,126 100.000 1,043,932,143 100.000 2,215,257,269 100.000 - - - BBD Participações S.A. – CNPJ: 07.838.611/0001-52 Shareholder Nationality FEDERAL UNIT CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last change Quantity % Quantity % Quantity % NCD Participações Ltda Brazilian SP 48.594.139/0001-37 0 0.000 73,929,804 55.640 73,929,804 23.920 Yes No May 07, 2018 Treasury - - - 83,951,186 47.644 9,436,283 7.102 93,387,469 30.215 No No May 07, 2018 Others - - - 92,255,113 52.356 49,504,524 37.258 141,759,637 45.865 - - N/A Total - - - 176,206,299 100.000 132,870,611 100.000 309,076,910 100.000 - - - Total - - - 1 100.000 0 0.000 1 100.000 - - -

Japan Trustee Services Bank, Ltd. (trust account 5) Japanese - Yoshikazu Tanaka (President) - - 31,972,700 1.780 0 0 31,972,700 1.780 No No March 31, 2018 State Street Bank West Client – Treaty 505234 North American - Standing Agent: Mizuho Bank, Ltd. - - 31,512,212 1.754 0 0 31,512,212 1.754 No No March 31, 2018 Sumitomo Mitsui Banking Corporation Japanese - Makoto Takashima (President) - - 25,667,000 1.429 0 0 25,667,000 1.429 No No March 31, 2018 Japan Trustee Services Bank, Ltd. (trust account 7) Japanese - Yoshikazu Tanaka (President) - - 24,682,000 1.374 0 0 24,682,000 1.374 No No March 31, 2018 Japan Trustee Services Bank, Ltd. (trust account 1) Japanese - Yoshikazu Tanaka (President) - - 23,749,700 1.322 0 0 23,749,700 1.322 No No March 31, 2018 Japan Trustee Services Bank, Ltd. (trust account 2) Japanese - Yoshikazu Tanaka (President) - - 23,396,100 1.302 0 0 23,396,100 1.302 No No March 31, 2018 Treasury - - - - - 58,602,512 3.262 0 0 58,602,512 3.262 - - March 31, 2018 Others - - - - - 1,272,277,963 70.819 0 0 1,272,277,963 70.819 - - N/A Total - - - - - 1,796,514,127 100.000 0 0 1,796,514,127 100.000 - - -

15.3 - Distribution of capital Outstanding Shares Outstanding shares corresponding to all shares of the issuer, except those held by the controlling shareholder, the persons related to it, the managers of the issuer, and the shares held in treasury. Units Percentage Number of common shares 3,067,179,982 58.04% Number of class E preferred shares 0 0,00% Number of preferred shares 0 0,00% Total 3,067,179,982 58.04% Date of last change April 13, 2018 Number of individual shareholders (Units) 299,370,523 Number of legal entity shareholders (Units) 1,769,242,743 Number of institutional investors (Units) 501,149,476

15.4 Organization chart of the issuer's shareholders and the economic group in which it is inserted, indicating: a. all direct and indirect controllers and, in case the issuer so wishes, the shareholders with interest equal to or greater than 5% of one class or type of shares Litel Participações S.A. ("Litel") is a holding controlled by BB Carteira Ativa (80.62%), an investment fund managed by BB Gestão de Recursos – Distribuidora de Títulos e Valores Mobiliários S.A., quotas of which are 100% held by Previ – Caixa de Previdência dos Funcionários do Banco do Brasil ("Previ"). Previ is a closely-held private pension plan entity and its participants are Banco do Brasil employees and Previ employees. The referred to fund is managed by BB Gestão de Recursos - Distribuidora de Títulos e Valores Mobiliários S.A.. For information on Previ management, see item 15.8 of this Reference Form. Litel holds a 19.14% interest in the Company's capital stock. Litel also holds an indirect interest in the Company through its subsidiary, Litela Participações S.A., which holds 97,026,670 shares issued by Vale, corresponding to 1.84% of its capital stock. Bradespar S.A. is a holding company controlled by (i) Cidade de Deus Cia. Cial. de Participações S.A., holding company (12.93%), (ii) NCF Participações S.A., holding company (9.33%); and (iii) Fundação Bradesco, a non-profit organization with the purpose of providing education and professional training to children, youth and adults (5.20%); and (iv) Nova Cidade de Deus Participações S.A., holding company (0.48%). For more information on Fundação Brade sco, see item 15.8 of this Reference Form. Cidade de Deus Cia. Cial. de Participações S.A. is controlled by Nova Cidade de Deus Participações S.A., holding company (45.71%), Fundação Bradesco (33.80%) and by Mrs. Lia Maria Aguiar (6.49%) and by Mrs. Maria Ângela Aguiar (5.01%). NCF Participações S.A. is controlled by Fundação Bradesco (60.41%), Cidade de Deus Companhia Comercial de Participações S.A. (39.51%) and Nova Cidade de Deus Participações S.A. (0.08%). Nova Cidade de Deus Participações S.A. is controlled by Fundação Bradesco (73.93%) and BBD Participações S.A. (26.07%). BBD Participações S.A. has its capital stock broken down among its various shareholders, with NCD Participações Ltda. being the largest of them, with 23.50% of the total capital stock. Bradespar holds a 6.30% interest in the Company's capital stock.

Mitsui & Co., Ltd is a trading company headquartered in Japan, with its capital stock highly pulverized. Mitsui holds a 5.42% interest in the Company's capital stock. For information on the main shareholders of Mitsui, see item 15.8 of this Reference Form. BNDES Participações S.A. is a holding wholly owned by Banco Nacional de Desenvolvimento Econômico e Social – BNDES ("BNDES"), which holds a direct interest of 7.59% in the Company's capital stock.BNDES is a state-owned enterprise with legal personality governed by private law, whose shares are 100% held by the Federal Government. b. main subsidiaries and affiliates of the Company: On December 31st, 2017, Vale controlled or held interest in the following companies (for a detailed description of the controlled companies and affiliates of the Company engaged in relevant to Vale's business, see item 9 of this Reference Form): activities Aceros Del Orinoco S.A. – Indirectly Affiliated Abroad Aços Laminados do Pará S.A. – Wholly-owned subsidiary ACWA Power Moatize Limited – Indirectly Affiliated Abroad ACWA Power Moatize Termoeléctrica S.A. – Indirectly Affiliated Aliança Eólica Santo Inácio Participações S.A. – Shared Control Aliança Geração de Energia S.A. – Shared Control Aliança Norte Energia Participações S.A. – Shared Control Anyang Yu Vale Yongtong Pellet Co., Ltd. – Indirectly Affiliated Abroad Associação Casa de Cultura Canaã dos Carajás – Association Associação de Terminais Portuários Privados – ATP – Association Associação Instituto Tecnológico Vale – Association Associação Memorial Minas Gerais Vale – Association Associação Museu Vale – Association Associação Vale para Desenvolvimento Sustentável – Association Australian Coal Inter Holding (NL) I B.V. – Indirectly Controlled Abroad Baovale Mineração S.A. – Indirectly Affiliated in Brazil Beijing Iron Ore Trading Center Corporation – Indirectly Affiliated Abroad Belcoal Pty Ltd – Indirectly Controlled Abroad Belvedere Australia (BP) PTY Ltd – Indirectly Controlled Abroad Belvedere Coal Management Pty Ltd – Indirectly Controlled Abroad Belvedere JV (Unincorporated) – Consortium Biopalma da Amazônia S.A. – Reflorestamento, Indústria e Comércio – Directly Controlled in Brazil Bowen Central Coal JV (Unincorporated) – Consortium Bowen Central Coal Pty Ltd. – (ACN107 198 676) – Indirectly Controlled Abroad Bowen Central Coal Sales Pty Ltd. – (ACN 107 201 230) – Indirectly Controlled Abroad California Steel Industries, Inc. – Shared Control Camberwell Coal Pty Ltd. – (ACN 003 825 018) – Indirectly Controlled Abroad CMM Overseas S.A. – Indirectly Controlled in Brazil Companhia Coreano-Brasileira de Pelotização – Shared Control Companhia Hispano-Brasileira de Pelotização – Shared Control Companhia Ítalo-Brasileira de Pelotização – Shared Control Companhia Logística da Africa, Limitada – Indirectly Controlled Abroad Companhia Nipo-Brasileira de Pelotização – Shared Control Companhia Paulista de Ferro-Ligas – Directly Controlled in Brazil Companhia Portuária Baía de Sepetiba – Directly Controlled in Brazil Companhia Siderúrgica Ubu – Subsidiary Companhia Usina Tecpar – Indirectly Controlled in Brazil Consórcio AHE Porto Estrela – Consortium Consórcio BM-ES-27 – Consortium Consórcio BM-PAMA-10 – Consortium Consórcio BM-PAMA-11 – Consortium Consórcio BM-PAMA-12 – Consortium

Consórcio Capim Branco Energia – Consortium Consórcio da Usina Hidrelétrica de Igarapava – Consortium Consórcio de Rebocadores da Baia de São Marcos – Consortium Consórcio de Rebocadores da Barra dos Coqueiros – Consortium Consórcio Estreito Energia – CESTE – Consortium Consórcio Gesai – Geração Santa Isabel – Consortium Consórcio Machadinho – Consortium Consórcio Railnet – Consortium Consórcio SF-T-81 – Consortium Consórcio Candonga – Consortium Copperbelt (B) Inc. – Indirectly Controlled Abroad Corredor do Desenvolvimento do Norte S.a.r.L – Indirectly Controlled Abroad Corredor Logístico Integrado de Nacala, S.A. – Indirectly Controlled Abroad CPP Participações S.A. – Directly Controlled in Brazil CSI Tubular Products Inc. – Wholly-owned subsidiary of California Steel Industries Inc. CSP – Companhia Siderúrgica do Pecém – Directly Affiliated in Brazil Cubatão Fertilizer B.V. – Indirectly Controlled Abroad Docepar S.A. – Wholly-owned subsidiary Eagle Downs Coal Management PTY Ltd – Indirectly Controlled Abroad Eastern Star Resources Pty – Indirectly Controlled Abroad Empreendimentos Brasileiros de Mineração S.A. – Directly Controlled in Brazil Exide Group Incorporated – Indirectly Controlled Abroad Ferrovia Centro-Atlântica S.A. – Indirectly controlled by VLI S.A. Ferrovia Norte Sul S.A. – Controlled by VLI S.A. Florestas Rio Doce S.A. – Directly Controlled in Brazil Fundação Caemi de Previdência Social – Foundation Fundação Estação do Conhecimento Moçambique – Foundation Jusoor Foundation – Foundation Fundação Vale – Foundation Fundação Zoobotânica de Carajás – Foundation Glennies Creek Coal Management Pty Ltd. – (ACN 097 768 093) – Indirectly Controlled Abroad Globalore PTE LTD. – Indirectly Affiliated Abroad Henan Longyu Energy Resources Co. Ltd. – Indirectly Affiliated Instituto Ambiental Vale – Association Integra Coal Operations Pty Ltd. – (ACN 118 030 998) – Indirectly Controlled Abroad Integra Coal Sales Pty Ltd. – (ACN 080 537 033) – Indirectly Controlled Abroad International Iron Company, Inc. – Indirectly Controlled Abroad Isaac Plains Coal Sales Pty Ltd. – (ACN 114 276 701) – Indirectly Controlled Abroad Kaolin Overseas Ltd. – Indirectly Controlled Abroad Korea Nickel Corporation – Indirectly Controlled Abroad Terras Brasil Administração de Imóveis Ltda. (former Land Company) - Directly Controlled in Brazil Maitland Main Collieries Pty Ltd. – (ACN 000 021 652) – Indirectly Controlled Abroad MBR Overseas Ltd. – Indirectly Controlled Abroad Minas da Serra Geral S.A. – Wholly-owned subsidiary Mineração Corumbaense Reunida S.A. – Directly Controlled Abroad Mineração Dobrados S.A. Indústria e Comércio – Directly Controlled in Brazil Mineração Guanhães Ltda. – Directly Controlled in Brazil Mineração Guariba Ltda. – Directly Controlled in Brazil Mineração Manati Ltda. – Directly Controlled in Brazil Mineração Mato Grosso S.A. – Indirectly Controlled in Brazil Mineração Ocirema Indústria e Comércio Ltda. – Directly Controlled in Brazil Mineração Rio do Norte S.A. – Shared Control Minerações BR Holding GmbH – Indirectly Controlled Abroad Minerações Brasileiras Reunidas S.A. – Directly Controlled in Brazil Moatize Coal Investment (PTY) LTD – Indirectly Controlled Abroad Monticello Insurance Ltd. – Indirectly Controlled Abroad MRS Logística S.A. – Directly Affiliated in Brazil MS Empreendimentos e Participações Ltda. – Indirectly Affiliated in Brazil

MSE – Serviços de Operação, Manutenção e Montagem Ltda. – Directly Controlled in Brazil MV Fertilizer Netherlands B.V. – Indirectly Controlled Abroad Nacala Corridor (DIFC) Limited – Indirectly Controlled Abroad Nacala Corridor Holding Netherlands B.V. – Indirectly Controlled Abroad Norte Energia S.A. – Indirectly Affiliated in Brazil Pineland Timber Company Ltd – Indirectly Controlled Abroad Ponta Ubu Agropecuária Ltda. – Shared Control Potássio Rio Colorado S.A. – Indirectly Controlled Abroad PT Sumbawa Timur Mining – Indirectly Controlled Abroad PT Vale Eksplorasi Indonesia – Indirectly Controlled Abroad PT Vale Indonesia Tbk – Indirectly Controlled Abroad Qld Coal Holdings Pty Ltd – (ACN 081 724 129) – Indirectly Controlled Abroad Railvest Investments Inc. – Indirectly Controlled Abroad Retiro Novo Reflorestamento Ltda. – Directly Controlled in Brazil Rio Doce Australia Pty Ltd – Indirectly Controlled Abroad Rio Doce International S.A. – Indirectly Controlled Abroad Salobo Metais S.A. – Directly Controlled in Brazil Samarco Mineração S.A. – Shared Control SDCN – Sociedade de Desenvolvimento do Corredor de Nacala – Directly Controlled Abroad Seamar Shipping Corporation – Indirectly Controlled Abroad Sociedade de Desenvolvimento Estudo e Implantação do Corredor de Nacala (SDEICN (SPE) – Indirectly Controlled Abroad Société Industrielle et Commerciale Brasilo-Luxembourgeoise – Brasilux – Directly Controlled Abroad SRV Corporate S.A. – Indirectly Controlled Abroad Startec Iron LLC – Indirectly Affiliated Abroad TEAL Management Corporation – Indirectly Controlled Abroad Teal Minerals (Barbados) Incorporated – Indirectly Controlled Abroad Tecnored Desenvolvimentos Tecnológicos S.A. – Wholly-owned subsidiary Tecnored Tecnologia de Auto-Redução S.A. – Indirectly Controlled Abroad The Central East African Railway – Indirectly Controlled Abroad Tiebaghi Nickel S.A.S. (Branch) – Indirectly Controlled Abroad Tiebaghi Nickel S.A.S. – Indirectly Controlled Abroad Transbarge Navegacion S.A. – Indirectly Controlled Abroad Troy Resources Limited – Indirectly Controlled Abroad Ultrafértil S.A. – Indirectly Controlled in Brazil Vale Americas Inc. – Indirectly Controlled Abroad Vale Asia Kabushiki Kaisha – Indirectly Controlled Abroad Vale Australia (EA) Pty Ltd – (ACN 081 724 101) – Indirectly Controlled Abroad Vale Australia (GC) Pty Ltd - (ACN 097 238 349) – Indirectly Controlled Abroad Vale Australia (IP) Pty Ltd – (ACN 114 276 694) – Indirectly Controlled Abroad Vale Australia Holdings Pty Ltd (ACN 075 176 386) – Indirectly Controlled Abroad Vale Australia Pty Ltd (ACN 062 536 270) – Indirectly Controlled Abroad Vale Base Metals Americas, Inc. – Indirectly Controlled Abroad Vale Base Metals Asia Pacific Pte. Ltd – Indirectly Controlled Abroad Vale Belvedere (BC) PTY – Indirectly Controlled Abroad Vale Belvedere (SEQ) Pty Ltd – Indirectly Controlled Abroad Vale Belvedere Pty Ltd (ACN 128 403 645) – Indirectly Controlled Abroad Vale Canada Ltd – Indirectly Controlled Abroad Vale China Holdings (Barbados) Ltd. – Indirectly Controlled Abroad Vale Colombia SAS en Liquidación – Indirectly Controlled Abroad Vale Cubatão Fertilizantes Ltda. – Indirectly Controlled in Brazil Vale Emirates Ltd – Indirectly Controlled Abroad Vale Energia S.A. – Indirectly Controlled Abroad Vale Europe Limited – Indirectly Controlled Abroad Vale Europe Pension Trustees Ltd. – Indirectly Controlled Abroad Vale Evate Moçambique, Ltda. – Indirectly Controlled Abroad Vale Exploracion Argentina S.A. – Indirectly Controlled Abroad

Vale Exploraciones Chile Ltda. – Indirectly Controlled Abroad Vale Exploration Peru SAC – Indirectly Controlled Abroad Vale Exploration Philippines Inc. – Indirectly Controlled Abroad Vale Exploration Pty Ltd (ACN 127 080 219) – Indirectly Controlled Abroad Vale Fertilizer Netherlands B.V. – Indirectly Controlled Abroad Vale Holdings & Services AG – Indirectly Controlled Abroad Vale Inco Europe Holdings – Indirectly Controlled Abroad Vale India Private Limited – Indirectly Controlled Abroad Vale International Holdings GMBH – Directly Controlled Abroad Vale International Korea (Representative office) – Indirectly Controlled Abroad Vale International S.A. – Indirectly Controlled Abroad Vale International S.A. – Singapore Branch – Indirectly Controlled Abroad Vale International S.A. – DIFC – Indirectly Controlled Abroad Vale Investments Ltd. – Indirectly Controlled Abroad Vale Japan Ltd. – Indirectly Controlled Abroad Vale Limited – Indirectly Controlled Abroad Vale Logística de Argentina S.A. – Indirectly Controlled Abroad Vale Logística de Uruguay S.A. – Indirectly Controlled Abroad Vale Logistics Limited – Indirectly Controlled Abroad Vale Malaysia Minerals Sdn. Bhd. – Indirectly Controlled Abroad Vale Malaysia Sdn. Bhd. – Indirectly Controlled Abroad Vale Manganês S.A. – Directly Controlled in Brazil Vale Mauritius Ltd. – Indirectly Controlled Abroad Vale Metais Basicos S.A. – Directly Controlled in Brazil Vale Metals (Shanghai) Co., Ltd. – Indirectly Controlled Abroad Vale Minerals China Co. Ltd. – Indirectly Controlled Abroad Vale Moçambique S.A. – Indirectly Controlled Abroad Vale Newfoundland & Labrador Ltd. – Indirectly Controlled Abroad Vale Nickel (Dalian) Co. Ltd. – Indirectly Controlled Abroad Vale Nouvelle-Calédonie Branch – Indirectly Controlled Abroad Vale Nouvelle-Calédonie S.A.S. – Indirectly Controlled Abroad Vale Oil & Gas Peru S.A.C. – Indirectly Controlled Abroad Vale Óleo e Gás S.A. – Wholly-owned subsidiary Vale Oman Distribution Center LLC – Indirectly Controlled Abroad Vale Oman Pelletizing Company LLC – Indirectly Controlled Abroad Vale Overseas Ltd. – Wholly-owned subsidiary Vale Pecém S.A. – Wholly-owned subsidiary Vale Projectos e Desenvolvimento Moçambique, Limitada – Indirectly Controlled Abroad Vale Shipping Enterprise Pte. Ltd – Indirectly Controlled Abroad Vale Shipping Holding Pte. Ltd – Indirectly Controlled Abroad Vale Soluções em Energia S.A. – Wholly-owned subsidiary Vale South Africa (Proprietary) Ltd – Indirectly Controlled Abroad Vale Switzerland S.A. – Indirectly Controlled Abroad Vale Taiwan Limited – Indirectly Controlled Abroad Vale Technology Development (Canada) Limited – Indirectly Controlled Abroad Vale Trading (Shanghai) Co., Ltd – Indirectly Controlled Abroad Vale Zambia Limited – Indirectly Controlled Abroad Valesul Alumínio S.A. – Directly Controlled in Brazil VLI S.A. – Shared Control Wiggins Island Coal Export Terminal Pty Ltd – Indirectly Controlled Abroad Yayasan Mokora Husada (Foundation) – Foundation Zhuhai YPM Pellet Co. Ltd – Directly Affiliated Abroad For further information, see item 15.7 of this Reference Form, as applicable. c. Company’s interests in group companies

On December 31, 2017, Vale had no interest in other companies in the group other than its controlled and affiliated companies. d. group companies’ interests in the Company On December 31, 2017, none of the companies in the group, which is not a direct or indirect controlling shareholder of Vale, held direct or indirect interests in the Company. e. companies under common control On December 31, 2017, there were no companies under common control of Litel Participações S.A., Bradespar S.A., BNDES Participações S.A. and Mitsui & Co. Ltd. other than Vale and its subsidiaries.

15.5 Shareholders' agreement filed at the issuer's headquarters or of which the controller is a party On the same date when the merger of Valepar S.A. ("Valepar") into the Company became effective, that is, on August 14, 2017, Litel Participações S.A. ("Litel"), Bradespar S.A. ("Bradespar"), Mitsui & Co., Ltd ("Mitsui") and BNDES Participações S.A. ("BNDESPAR") entered into a new shareholders' agreement ("Vale Shareholders' Agreement"), aimed at giving the Company stability and adjusting its corporate governance structure during the period of transition to its new corporate structure without defined control. Vale Shareholders' Agreement, which binds only 20% of the total common shares issued by the Company, excluding common shares kept in treasury, under the terms described in the referred to Agreement ("Bound Shares"), will remain in effect until November 9, 2020, without projection of renewal. The Bound Shares are subject to all the provisions set forth in Vale Shareholders' Agreement. It should be noted, however, that the Signatory Parties (as defined below) undertake, if they have a shareholding in Vale not bound by Vale Shareholders' Agreement, to express the voting right inherent in such shareholding in respect to a particular issue, in such way that is identical to the decision taken on the shares nound to the Shareholders’ Agreement. On this matter, it is considered both direct and indirect interest in Vale, with the commitment of the Signatory Parties, even when not having the power to decide the voting of such vehicle, to express their voting, in the same manner as the one decided under Vale Shareholders' Agreement. a. Parties Litel, Bradespar, Mitsui and BNDESPAR (collectively, “Signatory Parties”). b. Date of execution The date of execution of Vale Shareholders' Agreement is August 14, 2017. c. Term of Effectiveness The duration of Vale Shareholders' Agreement is November 09, 2020. d. Description of clauses regarding exercise of voting rights and power of control The Shareholders' Agreement of Vale prescribes that the Signatory Parties to the Agreement undertake to commit their votes at the General Meetings, as well as the vote to be cast by their representatives in the Board of Directors, to ensure compliance with the basic principles set forth in said instrument. Upon being convened at the request of any of the Signatory Parties pursuant to Vale Shareholders' Agreement, the Signatory Parties may meet in advance of the General Meeting or the Board of Directors' meeting, as the case may be ("Prior Meeting"), to define the votes to be cast by their representatives at the General Meetings and by the Directors appointed by them on the matters listed below, provided that such matters described below may only be approved in a Prior Meeting with a favorable vote of at least 75% of the total Bound Shar es of the Parties attending the Prior Meeting: 1. Changes to Vale's Articles of Incorporation, except in the case of a legal requirement; 2. Increase or decrease in Vale's capital stock; 3. Bond issues by Vale, whether or not they are convertible into shares, s ubscription rights, options to buy shares or any other security;

4. Merger, incorporation, share incorporation and spin-off operations to which Vale is a party, and its transformation; 5. Requests by Vale to carry out liquidation, dissolution, judicial or extra-judicial reorganization, bankruptcy proceedings or their respective suspension; 6. Removal of members of the Board of Directors, including its chairman; 7. Election and removal of Officers; 8. Overall and individual compensation, fixed and variable, of Dir ectors and members of the Board of Directors' advisory committees; 9. Establishment of companies by Vale or the transformation of existing companies into another type of company, the direct or indirect acquisition or disposal of interests in other companies, consortia, foundations and other entities, including through exercising the right to withdraw, exercising or waiving preemptive rights in subscriptions, and the direct or indirect acquisition of equity interests, or any other method permitted by law, including, but not limited to, consolidation, spin-off, merger and share incorporation into companies in which Vale has an interest, as well as amendments to the articles of incorporation/articles of organization and/or contracts of the entities previously mentioned, whenever their value is equal to or greater than 1% of Vale's shareholders' equity, calculated based on Vale's latest Quarterly Information (ITR); 10. Distribution of dividends and/or interest on shareholders' equity by Vale or its non - distribution; 11. Constitution by Vale of security interest or provision of guarantees, including sureties, to guarantee obligations of third parties, including Vale's affiliates and subsidiaries, except those in which Vale holds at least 99% of the capital stock; 12. Establishment of maximum limit for Vale’s indebtedness; 13. Approval of Vale’s strategic guidelines and strategic plan; 14. Approval of Vale’s annual and multi-year budgets and fundraising plan; 15. Approval of Vale's investments and/or divestments, as well as its investment agreements, worth equal to or greater than 1% of shareholders' equity, calculated based on Vale's latest Quarterly Information (ITR); 16. Approval of Vale’s Policy on Transactions with Related Parties; 17. Disposal by Vale of fixed assets (a) in isolation worth 0.15% of total assets, or (b) cumulatively, over a period of 12 months, worth 0.5% of total assets, taking as a reference for "a" and "b" the total assets calculated based on Vale's latest Quarterly Information (ITR); 18. Cancellation of Vale's registration as a publicly traded company and reduction in its listing level on B3 S.A. – Brasil, Bolsa, Balcão. 19. Election and removal of Vale’s Executive Board and the Chief Executive Officer of Vale’s subsidiaries, affiliates or other companies at which Vale has the right to appoint the Chief Executive Officer. It should be noted that the Signatory Parties undertake to vote and make their representatives on the Board of Directors vote (if applicable) in order for Vale to distribute to its shareholders 50% of the net income for the year in question.

e. Description of clauses regarding the appointment of directors, members of statutory committees or of persons holding managerial positions Vale's business management will be carried out by experienced, independent and qualified professionals who meet the necessary qualifications for the positions they hold. According to Vale Shareholders' Agreement, for the purpose of electing the members of Vale's Board of Directors (and their respective alternates), the Signatory Parties must appoint the largest possible number of Directors they are entitled to appoint, respecting the vacancies assigned for Directors elected pursuant to Law No. 6,404/76, and always having at least 20% of independent Directors. The Signatory Parties will appoint Vale's Directors, and their respective alternates, whose appointment is incumbent upon Signatory Parties, in proportion to their interest in the total of Bound Shares. If the total number of Directors elected by other Vale's shareholders does not reach the minimum 20%, the Signatory Parties will, by mutual agreement, elect the independent Directors needed to reach the minimum required figure, and these Directors will not be bound to the Signatory Parties that elect them. The Chairman of the Board of Directors and his/her respective alternate will be appointed by the Signatory Party holding the largest number of Bound Shares, and the Vice Chairman of the Board of Directors and his/her respective alternate will be appointed by the Signatory Party holding the second highest number of Bound Shares. Vale's Chief Executive Officer will be selected from names proposed in a triple list prepared by an international head hunter firm and elected at a meeting of Vale's Board of Directors called for that purpose. Vale's Chief Executive Officer will be tasked with proposing to Vale's Board of Directors the names of the other Executive Officers of the Company, who will be elected at a meeting of the Board of Directors called for that purpose. f. Description of clauses regarding transfers of shares and preemptive rights to acquire them Main Provisions Regarding the Transfer and Preemptive Right The Shareholders' Agreement of Vale provides that the Signatory Parties cannot sell, assign, transfer, by gratuitous or onerous title, grant to the capital of another company, transmit or otherwise alienate or dispose, in any form ("Transfer"), of (i) its Bound Shares, (ii) the right to subscribe to bonds and/or securities issued by the Company, provided that they arise from the Bound Shares, which, at the date of their issuance, confer, may confer, or allow the subscription of securities, issued by the Company, that ensure its holder the right to vote ("Subscription Right"), (iii) its bonds or securities that confer or may confer voting rights within the Company ("Bonds", together with the Bound Shares and the Subscription Rights, the "Bound Securities"), except in accordance with the provisions of Vale Shareholders' Agreement. In the event that one of the Signatory Parties ("Offering Party") receives an offer ("Offer") from any of the Signatory Parties or from third parties ("Offeror") for the Transfer of all or part of its Bound Securities ("Offered Securities"), the Offering Party must notify the other Signatory Parties ("Offered Parties"), immediately after the official acceptance of the Offer by the competent body of the Offering Party, offering them the Bound Securities pursuant to Vale Shareholders' Agreement ("Preemptive Right"). The Offering Party may also hold a public or private auction for the offering of the Bound Securities that it intends to assign or dispose of, expressly providing for the application of the Preemptive Right in the advertisement of the respective auction. In case a public or private auction is held, the successful bidder shall submit an Offer under the terms indicated herein to the Offering Party, so that it may then initiate the Preemptive Right procedures, under the terms set forth in Vale Shareholders' Agreement. The Offered Parties shall have the Preemptive Right upon the acquisition of the Offered Securities under the same terms and conditions of the Offer, in proportion to the number of Bound Shares held by them, on the total number of Bound Shares, excluding the Bound Shares held by the Offering Party, in compliance with the procedures set forth in Vale Shareholders' Agreement. It should be emphasized that the assignment, at any time, of the Preemptive Right to any other Party or to third parties by the Offered Parties shall not be permitted. The acquiror shall be obliged to unconditionally and irrevocably adhere to the terms of Vale Shareholders' Agreement, by means of a letter addressed to the Signatory Parties and to Vale. With regard to the S ubscription Right, the acquiror of offered rights shall also be obliged to unconditionally and irrevocably adhere to the terms of Vale Shareholders' Agreement, by means of an amendment, being forbidden, however, the exercise of voting power until the Subsc ription Rights are converted into Bound Shares. It bears emphasizing that the Preemptive Right shall not apply to the transfer, in any way, of Bound Shares or Subscription Rights to an affiliate of the Signatory Parties, provided that: (i) The affiliate unconditionally and irrevocably adheres to the terms of Vale Shareholders' Agreement, by means of a letter addressed to the Signatory Parties and to the Company. (ii) In case the affiliate is controlled by the Offering Party, the Offering Party must submit a declaration to the other Signatory Parties, undertaking not to dispose of the corporate control of the affiliate, for any purpose, or in any form, including by reason of a corporate transaction, unless it previously repurchases the Bound Shar es, which it has transferred to the affiliate. (iii) In case the affiliate controls the Offering Party, or is a company under common control, the ultimate controlling shareholder of the affiliate must submit a declaration to the other Signatory Parties, undertaking not to dispose of the corporate control of the affiliate, for any purpose, or in any form, including by reason of a corporate transaction, unless it previously repurchases the Bound Shares, which it has transferred to the affiliate. Finally, it should be pointed out that the corporate control of any of the Signatory Parties cannot undergo any change without the Signatory Party, whose the corporate control is about to be changed, previously offers the Bound Shares it holds to the other Parties, except in the case of transfer of the shares issued by the Signatory Party to any affiliate or its current partners. Lock-up During the period of six months, counted as from August 14, 2017, none of the Signatory Parties could dispose of, in any form, directly or indirectly, its Bound Shares, its Subscription Right or its shares not bound to the Shareholders' Agreement, in whole or in part, among themselves and/or to any third parties ("Lock-Up"), except in the cases of (i) the transfer of Vale's shares by a Signatory Party to its affiliates and its current shareholders, and theses shares, however, will remain subject to the Lock-Up, and (ii) upon the disposal of the unbound shares that the Signatory Parties had prior to the merger of Valepar. g. Description of clauses restricting or binding the right to vote of members of the Board of Directors or other supervisory and control bodies See item “d” above.

15.6 – Significant changes to stakes held by members of the issuer’s control group and officers Except for the corporate restructuring, there were no significant changes to interests held by members of the Company's control group and directors, in the latest three fiscal years . For information on the Company's Corporate Restructuring, see item 15.7 of this Reference Form.

15.7– Main corporate events occurred at the issuer, subsidiaries or affiliates 2015 Review of the Simandou iron ore project in the Republic of Guinea Vale acquired from BSG Resources Ltd. (“BSGR”) on April 30, 2010 a 51% stake in BSG Resources (Guinea) Ltd., now known as VBG - Vale BSGR Limited ("VBG"), which held at the time iron ore concessions in Southern Simandou (Zogota) and exploration licenses in Northern Simandou (blocks 1 and 2) in the Republic of Guinea. On March 13, 2015, Vale transferred its shareholding in VBG back to BSGR, due to the revocation by the Government of Guinea of the mining rights to the concession areas Simandou and Zogota held by VBG. This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense in implementing mechanisms to guarantee equitable treatment among the shareholders of the Company. Sale of Interest in MBR On July 29, 2015, Vale has executed the Purchase and Sale Agreement of Shares and Other Covenants, with the Fundo de Investimento em Participações Multisetorial Plus II (“FIP Plus II”), which shares are held on this date by Banco Bradesco BBI S.A., under which it promised to sell the class A preferred shares representing 36.4% of the capital stock of Minerações Brasileiras Reunidas S.A. – MBR (“MBR”), for R$ 4.0 billion, subject to precedent conditions usually applicable, including prior approval of the operation by CADE. On September 1, 2015, the sale was concluded for the agreed price, which was transferred in one single installment on that date, and Vale now holds directly and indirectly 61.9% of the capital stock and 98.3% of the common capital of MBR. Vale also holds a purchase option of shares issued by MBR currently held by BBI, successor of FIP Plus II. This transaction had no effect on Vale's shareholding structure. The mechanism used to ensure fair treatment among shareholders consists of submitting all transactions with related parties to the approval of Vale's Board of Directors, after the favorable opinion of the Governance and Sustainability Committee, and the director appointed by the controlling shareholder at the time involved did not receive material or participate in the process of analysis and discussion of the respective transaction within the scope of Vale's decision-making process, in compliance with the procedures set forth in the Related Party Transaction Policy adopted by the Company. Return and assignment of exploratory blocks On July 27, 2015, an application for the return of the exploratory rights of the blocks related to the BM-ES-27 concession agreement was filed with the National Agency of Petroleum, Gas and Biofuels - ANP. On September 24, 2015, Supreme Decree no. 030-2015-EM approved the assignment of exploratory rights to the Contract of Block XXI in Peru, from Vale Oleo & Gas Peru S.A.C to Gold Oil Peru S.A.C. On October 28, 2015, it was approved the extinction of the Board of Directors, replacement of the Chief Executive Officer and Officer, and incorporation of Vale Oleo e Gas to the group company. This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense in implementing mechanisms to guarantee equitable treatment among the shareholders of the Company.

Sale of the Isaac Plains mine In November 2015, Vale completed the sale of its 50% stake in the joint venture Isaac Plains and all assets associated to Stanmore Coal Limited (“Stanmore”). Under this agreement, Vale paid A$ 21.6 million to Stanmore, which assumed Vale's liabilities under the joint venture agreement. Stanmore has agreed to pay royalties to Vale in the amount of A$2.0 per ton on the coal produced and sold at the Isaac Plains coal mine for a period of ten years, subject to a certain price thresholds, up to an aggregate amount of A$21.6 million. This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense in implementing mechanisms to guarantee equitable treatment among the shareholders of the Company. Sale of Integra coal operations In December 2015, Vale completed the sale of its 68.4% stake in the Integra Coal Joint Venture (“ICJV”) and all the assets associated to Glencore Plc (“Glencore”). As consideration, Glencore has agreed to pay royalties to Vale in the amount of A$1.50 per ton on the coal produced and sold by ICJV, based on mineral rights currently held by ICJV, proportional to Vale’s stake in ICJV prior to the sale and limited to an annual volume of two million metric tons for ten years. As part of the transaction, Glencore has assumed some, but not all, ICJV liabilities, including certain “take or pay” logistics agreements. This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense in implementing mechanisms to guarantee equitable treatment among the shareholders of the Company. Restructuring power generation assets On December 19, 2013, Vale signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”) for the creation of two joint ventures: (i) Aliança Geração de Energia S.A., consisting of power generation projects and assets of the two companies; and (ii) Aliança Norte Energia Participações S.A., formed by the sale to CEMIG GT of 49% of Vale's 9% stake in Norte Energia S.A. ("NESA"), the company responsible for the construction, operation and exploration of the Belo Monte hydroelectric plant, for approximately R$ 310 million. On February 27, 2015, Vale completed the transaction started in December 2013 with CEMIG GT to create the joint venture Aliança Geração de Energia S.A., through the contribution of its stakes in some projects (Central Eólica Garrote Ltda., Central Eólica São Raimundo Ltda., Central Eólica Santo Inácio III Ltda., and Central Eólica Santo Inácio IV Ltda.) and assets in operation (Consortium of the Igarapava Hydroelectric Power Plant, Consortium AHE Porto Estrela, Consortium AHE Funil, Consortium UHE Candonga, Consortium of the Aimorés Hydroelectric Power Plant and Consortium Capim Branco Energia at Aliança Geração). On February 31, 2015, Vale completed the transaction started in 2013 with Cemig GT to create the joint venture Aliança Norte Energia Participações S.A. through the sale of 49% of its 9% stake in the Belo Monte hydroelectric power plant project for approximately R$ 310 million. This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense in implementing mechanisms to guarantee equitable treatment among the shareholders of the Company. Dive s titur e of S ha ndong Ya nkua ng Inte r na tiona l C oking C o. , Ltd. (“Ya nkua ng”)

The Company concluded the sale of its total stake in Yankuang, producer of coke, methanol and other products on April 8, 2015, for an insignificant amount. This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense in implementing mechanisms to guarantee equitable trea tment among the shareholders of the Company. 2016 Minas da Serra Geral S.A. ("MSG") In March 2016, the Company performed the purchase option of an additional stake of 50% in MSG, which was held by JFE Steel Corporation ("JFE") for the sum of R$ 65 million. With this, Vale holds 100% of the capital of MSG. This transaction had no effect on Vale's shareholding structure. Considering the nature of the above transaction, and as it does not involve a Vale’s direct or indirect controlling company, it is not necessary to mention the adoption of mechanisms to ensure fair treatment among the Company's shareholders. Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd ("CSA") In 2016, the Company sold 100% of its interest in CSA (26.87%) for an insignificant amount. With the completion of the transaction, Thyssenkrupp now holds 100% of CSA's share capital. This transaction had no effect on Vale's shareholding structure. Considering the nature of the above transaction, and as it does not involve a Vale’s direct or indirect controlling company, it is not necessary to mention the adoption of mechanisms to ensure fair treatment among the Company's shareholders. Sale of very large ore carriers On June 2016, the Company approved the plan to sell its fleet of eleven ships. As a consequence, the referred to assets were reclassified to non-current assets held for sale and the loss of R$ 228 was recorded in the income for the year as "Impairment and other gains or losses on non-current assets". During the fiscal year ending December 31, 2016, the Company concluded the sale of three Very Large Ore Carriers ("VLOC's") and four cape-sized ships for R$ 1.3 billion. During the year ended December 31, 2017, the Company concluded the sale of four VLOC's and two Floating Transfer Stations for the amount of R$ 1.26 billion. The Company recognized a loss of R$ 436 million in the income for the year as "Impairment and other gains or losses on non-current assets". This transaction had no effect on Vale's shareholding structure. Considering the nature of the above transaction, and as it does not involve a Vale’s direct or indirect controlling company, it is not necessary to mention the adoption of mechanisms to ensure fair treatment among the Company's shareholders. Sale of coal assets from Carborough Downs In May 2017, Vale concluded the sale of its interests in certain coal assets in Australia, including (i) operations in Carborough Downs, (ii) the suspended operation in Broadlea, and (iii) the deposits to be developed in Ellensfield and Red Hill, to a subsidiary of AMCI Euro-Holdings B.V. ("AMCI"). AMCI assumed all existing rights and obligations in relation to the assets, including all existing take-or-pay agreements, associated employment obligations and any future claim for environmental damages. The transaction does not provide for prepayments, except for possible future payments of up to A$ 30 million Australian dollars in production bonuses on the first coal production in mining rights, as well as royalties of up to US$ 4.00 per ton of coal sold from these assets. As part of the same transaction, the Company has also agreed to sell certain additional, superficial and servient mining rights around these assets. This transaction had no effect on Vale's shareholding structur e. Considering the nature of the above transaction, and as it does not involve a Vale’s direct or indirect controlling company, it is not necessary to mention the adoption of mechanisms to ensure fair treatment among the Company's shareholders. Sale of Mineração Paragominas In December 2016, Vale completed the sale of the remaining 13.63% indirect interest in Mineração Paragominas S.A., a bauxite mining company located in Brazil, to Hydro Paragominas B.V., a subsidiary of Norsk Hydro ASA (“Hydro”), for US$ 113 million. The transaction is the final step in the sale of Vale's aluminum businesses to Hydro, which had been initially announced in February 2011. This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense in implementing mechanisms to guarantee equitable treatment among the shareholders of the Company. Sale of Fertilizer Business In December, 2016, the Company executed an agreement with The Mosaic Company (“Mosaic”) to sell: (i) the phosphate assets located in Brazil, except for assets located in Cubatão, Brazil; (ii) the control of Campañia Minera Miski Mayo S.A.C, in Peru; (iii) the potassium assets located in Brazil; and (iv) the potassium projects in Canada. Originally, the agreed value of this agreement was R$ 8.158 million (US$ 2.500 million), of which R$ 4.074 million (US$ 1.250 million) would be paid in cash and and the remainder of the value with 42.3 million common shares to be issued by Mosaic. In January 2018, Vale concluded the referred to transaction after renegotiating certain terms and conditions, so that the contractual consideration was US$ 1.150 billion in cash (after the usual working capital adjustments), and approximately 34.2% million Mosaic's common shares, which corresponds to approximately 8.9% (on a post-issue basis) of Mosaic's outstanding common shares. Subject to limited exceptions, Mosaic's shares to be issued to Vale shall not be transferred for two years after the closing. Vale is entitled to appoint two members to Mosaic's Board of Directors, one of which must be independent, provided that Vale holds at least 90% of Mosaic's shares received at the closing, or a member of Mosaic's Board, provided that Vale has at least 50% of Mosaic's shares received at the closing. Vale has appointed Mr. Luciano Siani to Mosaic's Board of Directors and will appoint another director at Mosaic's next annual shareholders' meeting. Such transaction had no effect upon Vale’s shareholding structure. The framework adopted to guarantee the equitative treatment among shareholders consists of observing the procedures that are part of the Related Parties Transaction Policy adopted by the Company. 2017 Sale of Cubatão assets On November 2017, the Company entered into an agreement with Yara International ASA ("Yara") to sell assets located in Cubatão, Brazil. The agreed value of this agreement is R$ 844 (US$ 255 million) to be paid in cash. The conclusion of the transaction is expected by the end of 2018 and is subject to compliance with the usual conditions precedent, including approval by the Administrative Council for Economic Defense ("CADE") and other authorities.

Net assets were adjusted to reflect the fair value less costs to sell and a loss of R$ 508 million was recognized in the income statement of discontinued operations. Such transaction had no effect upon Vale’s shareholding structure. The framework adopted to guarantee the equitative treatment among shareholders consists of observing the procedures that are part of the Related Parties Transaction Policy adopted by the Company. Sale of Lubambe In December 2017, Vale sold its 50% interest in the joint venture that owned 80% of the copper mine in Lubambe, in Zambia, to EMR Capital Bidco (No. 2C) Limited, for amount of US$ 42 million. Such transaction had no effect upon Vale’s shareholding structure. The framework adopted to guarantee the equitative treatment among shareholders consists of observing the proced ures that are part of the Related Parties Transaction Policy adopted by the Company. Partnership in coal assets in Mozambique Vale has a partnership in coal assets in Mozambique with Mitsui. In March 2017, we concluded the capital transaction with Mitsui, which consisted of: (i) sale of 15% of our 95% interest in the coal mine in Moatize, (ii) sale of 50% of Vale's interest in the NLC; and (iii) a long-term credit facility by Mitsui for the NLC. The Company received US$ 690 million at the conclusion of the capital transaction in March 2017 and US$ 87 million in the first quarter of 2018 at the end of the project financing described below. In November 2017, the NLC entities entered into contracts to finance the project for the total amount of US$ 2.730 billion, as follows:  US$ 1.030 billion to be provided by the Japan Bank for International Cooperation (JBIC); US$ 1.000 billion loan, with insurance offered by Nippon Export and Investment Insurance (NEXI), to be granted by the following institutions: Sumitomo Mitsui Banking Corporation; The Bank of Tokyo Mitsubishi UFJ Ltd; Mizuho Bank Limited; Sumitomo Mitsui Trust Bank Limited; Nippon Life Insurance Company and Standard Chartered Bank;  US$ 400 million loan, with insurance offered by Export Credit Insurance of South Africa Limited (ECIC), to be granted by the following institutions: ABSA Bank Limited; Investec Bank Limited; Rand Merchant Bank and The Standard Bank of South Africa Limited;   US$ 300 million to be provided by the African Development Bank (AfDB). The transaction was concluded in February 2018 and the funds for the project were received in March 2018. Vale received US$ 2.6 billion in funds as payment for certain loans of shareholders to build the NLC, net of some commissions paid by NLC. Such transaction had no effect upon Vale’s shareholding structure. The framework adopted to guarantee the equitative treatment among shareholders consists of observing the procedures that are part of the Related Parties Transaction Policy adopted by the Company. Corporate Restructuring of the Company

On May 11, 2017, in alignment with the information disclosed to the market on February 20, 2017, the Company received the final proposal submitted by Valepar S.A. (" Valepar"), the controlling shareholder of Vale, at the request of its shareholders Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. – BNDESPAR (collectively, the "Shareholders"), which related to the Company's corporate restructuring, as well as to changes in corporate governance, with the purpose of transforming the Company into a company with no defined control and enabling its listing on the special segment of Novo Mercado at B3 S.A. – Brasil, Bolsa, Balcão ("Proposal" and "B3", respectively). The Proposal was made up of a series of non-severable and interdependent steps, the effectiveness of each being contingent upon the successful completion of the others. In addition to the performance of all acts and procedures required by relevant legal and regulatory provisions, the Proposal consisted of: a) the voluntary conversion of class A preferred shares issued by the Company into common shares, at the ratio of 0.9342 common shares for each class A preferred share issued by the Company, which was defined based on the closing price of the common shares and preferred shares issued by the Company, assessed using the average of the last 30 trading days on B3 prior to February 17, 2017 (including), weighted by the volume of shares traded on the above-mentioned trading days ("Voluntary Conversion"); b) the amendment to the Company's Articles of Incorporation, also to adapt them, as far as possible, to the Novo Mercado rules until the Company may be effectively listed on this special trading segment ("Amendment to the Articles of Incorporation"); and c) the merger of Valepar into the Company with a replacement ratio that includes an increase in the number of shares held by Valepar's shareholders of 10% in relation to Val epar's shareholding position held at the time in the Company, which represented a dilution of approximately 3% of the interest of the other Company's shareholders in its capital stock ("Merger" and, together with the Voluntary Conversion and the Amendment to the Articles of Incorporation, the "Transaction"). Vale's Board of Directors has approved the submission of the Proposal to the Company's General Meeting based on the following benefits expected for Vale and its shareholders: a) adoption of best corporate governance practices, to the extent that the Transaction encourages the alignment of interests among the different groups of shareholders and among the Company's shareholders and directors, and the strengthening of the performance of its Board of Directors. In this regard, the Articles of Amendment, to adapt the Company's Articles of Incorporation to the Novo Mercado requirements, a higher standard of corporative governance in the Brazilian stock market, will ensure important rights for the Company's shareholders, such as the compliance with the Novo Mercado requirements regarding the composition of the Board of Directors by independent members, the equal treatment assured to the common shareholders in a possible public offering of shares ("OPA") for disposition of control, the performance of a mandatory OPA if any shareholder or investor consolidates an interest equal to or greater than 25% of the total amount of common shares or of the capital stock of the Company, and the solution of conflicts by means of an arbitration proceeding to be filed before the Chamber of Arbitration of the Market ("CAM"); b) a possible increase in the liquidity of the shares held by the Company's shareholders, which may have the same rights and benefits with shares of a single class and type (except for Golden Shares held by the Federal Government that will remain with certain veto rights), if there is a conversion of all class A preferred shares into common shares; c) a possible increase in the access to stock markets, to the extent that the compliance with best corporate governance practices and the unification of types and classes of shares, if implemented, will allow the Company to fulfill the prerequisites for special listing segments with the highest level of corporate governance in the Brazilian stock market, such as the Novo Mercado; d) existence of a minimum number of independent directors (20% of the total members), as required by the Novo Mercado regulation; The implementation of the Proposal was contingent upon (a) the approval of the Proposal, including the Merger of Valepar into the Company, and (b) adhesion of at least 54.09% of the class A preferred shares to the Voluntary Conversion mentioned above, within 45 days from Vale's Special Shareholders' Meeting of June 27, 2017 ("Voluntary Conversion Period"), which would result in an interest of Valepar's shareholders of less than 50% of the Company's common equity. On June 27, 2017, the Proposal was approved by Vale's shareholders at the Special Shareholders' Meeting. Valepar and the Shareholders abstained from the resolutions on the Voluntary Conversion and on the Merger of Valepar, so that the other Vale's shareholders attending the Meeting decided to approve the Voluntary Conversion and Merger of Valepar , under the terms presented and, consequently, on the fairness of the exchange ratios proposed for Valepar's Merger and for the Voluntary Conversion. It should be noted that Valepar and the Shareholders approved the matters related to the amendment of the Articles of Incorporation. Pursuant to articles 137 and 230 of the Brazilian Business Corporations Law, the implementation of the Transaction did not give rise to the exercise of the right of withdrawal by Vale's dissenting shareholders. On August 11, 2017, the Period of Voluntary Conversion ended and an adhesion of 84.4% of the class A preferred shares to the Voluntary Conversion was obtained. On August 14, 2017, Valepar's Special Shareholders' Meeting was held to, among other matters, approve its merger into Vale. Within the scope of the Merger, Valepar's shareholders received 1.2065 common shares issued by Vale for each share issued by Valepar that they own. As a result, Vale issued an additional amount of 173,543,667 new common shares , all of them are registered and without par value, in favor of Valepar's shareholders, so that Valepar's shareholders now hold a total of 1,908,980,340 common shares issued by Valepar after the Merger. On the same date, the Shareholders, with the exception of Litela Participações S.A., entered into a new shareholders' agreement for Vale ("Vale Shareholders' Agreement"), with a duration until November 09, 2020, which binds 20% of the total common shares issued by Vale , excluding common shares kept in treasury, and aims at providing stability to the Company and adapt its corporate governance structure during the period of transition to its new corporate structure with no defined control. For further information on Vale Shareholders' Agreement, see item 15.5 of this Reference Form. According to relevant facts disclosed on August 18 and 24, 2017, the Company's Board of Directors approved the submission to its shareholders of the proposal for the conversion of all remaining class "A" preferred shares into common shares ("Conversion of Remaining Shares") , thus concluding another stage of the Transaction, which aims at transforming Vale into a company with no defined control and enable its listing on the Novo Mercado. On October 18, 2017, the Special Shareholders' Meeting and the Special Preferred Shareholders' Meeting approved the conversion of all class "A" preferred shares issued by Vale, at a ratio of 0.9342 common shares for each class "A" preferred share, the same ratio applied in the voluntary conversion completed in August 2017. Due to the approval of the Conversion of the Remaining Shares, the shareholders holding preferred shares dissenting from the resolution had the right to withdraw from the Company, pursuant to art. 137 of the Brazilian Corporation Law, which could be exercised by November 21st, 2017.

On November 27, 2017, dissenting shareholders who exercised their withdrawal rights received the redemption amount and, as of said date, all shares issued by Vale under negotiation at B3 became common, with the exception of twelve special class preferred shares held by the Federal Government. On the same date, on November 27, 2017, and as a result of the Conversion of the Remaining Shares, holders of American Depositary Shares representing class "A" preferred shares ("Preferred ADSs") were entitled to receive American Depositary Shares representing common shares ("Common ADSs"), each Common ADS representing one common share of Vale, at the ratio of 0.9342 Common ADS for each Preferred ADS held, and, if applicable, a cash payment representing the net amounts resulting from the sale in the market, by Citibank, N.A., in its capacity as Depositary ("Depositary"), of rights over fractions of the Common ADS to which the Preferred ADS holder would be entitled ("Cash Payment"). No fraction of Common ADS will be issued to holders of Preferred ADSs. So, as from November 27, 2017, the Preferred ADSs were no longer traded on the New York Stock Exchange ("NYSE"), while Vale's Common ADSs continued to be traded under the "VALE" code. The fractions of common shares resulting from the Conversion of the Remaining Shares were grouped into whole numbers of common shares and sold at auctions held at B3, net proceeds from the sale (after deduction of applicable fees and expenses, including selling commissions) reverted to the holders of the fractions in proportion to the fractions held by them. The Depositary has calculated and aggregated the rights to fractions of Common ADSs that would be issued to all holders of Preferred ADSs and sold the full amount of such rights on the NYSE by distributing Cash Payment (net of applicable fees and reimbursable expenses). On December 21, 2017, the Company's Extraordinary General Meeting approved, among other matters, (i) the proposal for the migration of Vale to the special listing segment of B3 S.A. - Brazil, Exchange, a Counter denominated Novo Mercado (New Market), and (ii) the amendment of the Company's Articles of Incorporation to reflect the conversion of all Class A preferred shares into common shares, as well as to adapt it to the Novo Mercado rules in force at the time of the migration. In view of the foregoing, it is further clarified that as of December 22, 2017, the Company's shares began to be traded on the Novo Mercado. The referred to Transaction had the following effects on the Company's shareholding structure, especially on the interest of controlling shareholders, as well as shareholders with more than 5% of the capital stock: Before the Transaction Shareholder Common Shares Preferred Class-A Shares Preferred Special Class Shares Total Preferred Shares Total Quantity % Quantity % Quantity % Quantity % Quantity % Valepar S.A. 1,716,435,045 53.352021 20,340,000 1.003390 0 0 20,340,000 1.003390 1,736,775,045 33.117284 BNDES Participações S.A. 206,378,882 6.414883 66,185,272 3.264978 0 0 66,185,272 3.264978 272,564,154 5.197325 Capital Research Global Investors 0 0.000000 220,422,309 10.873627 0 0 220,422,309 10.873627 220,422,309 4.203071 Capital Group International Inc. 0 0.000000 201,779,703 9.953971 0 0 201,779,703 9.953971 201,779,703 3.847588 BlackRock, Inc. 0 0.000000 101,655,903 5.014775 0 0 101,655,903 5.014775 101,655,903 1.938402 Treasury 31,535,402 0.980216 59,405,792 2.930540 0 0 59,405,792 2.930540 90,941,194 1.734091 Others 1,262,839,073 39.252880 1,357,338,727 66.958718 12 100 1,357,338,739 66.958718 2,620,177,812 49.962240

A fter the Transaction For further information on the Company's shareholding composition, see items 15.1 to 15.5 of this Reference Form. Merger of Balderton Trading Corp On December 21st, 2017, the Company's Special Shareholders' Meeting approved the merger of Badeltron Trading Corp., a Company's wholly-owned subsidiary. This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense in implementing mechanisms to guarantee equitable treatment among the shareholders of the Company. Merger of Fortlee Investments Ltd. On December 21st, 2017, the Company's Special Shareholders' Meeting approved the merger of Fortlee Investments Ltd., a Company's wholly-owned subsidiary. This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense in implementing mechanisms to guarantee equitable treatment among the shareholders of the Company. Spin-off of Empreendimentos Brasileiros de Mineração S.A. On December 21, 2017, the Company's Special Shareholders' Meeting approved the partial spin-off of Empreendimentos Brasileiros de Mineração S.A. ("EBM"), with the merger of the spin-off portion into the Company. It should be highlighted that, as a result of said transaction, Vale remained jointly and severally liable for any obligations of EBM prior to the partial spin-off, as provided for in Article 233 of Law No. 6,404/1976. This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is Shareholder Common Shares Preferred Shares Class A Preferred Special Class Shares Total Preferred Shares Total Quantity % Quantity % Quantity % Quantity % Quantity % Litel Participações S.A. 1,011,456,740 19.140% 0 0 0 0 0 0 1,011,456,740 19.140% Litela Participações S.A. 97,026,670 1.836% 0 0 0 0 0 0 97,026,670 1.836% Bradespar S.A. 332,965,266 6.301% 0 0 0 0 0 0 332,965,266 6.301% Mitsui & Co., Ltd 286,347,055 5.419% 0 0 0 0 0 0 286,347,055 5.419% BNDES Participações S.A. 401,457,757 7.597% 0 0 0 0 0 0 401,457,757 7.597% Federal Government 0 0.000% 0 0 12 100 12 100 12 0.001% BlackRock, Inc. 316,135,263 5.982% 0 0 0 0 0 0 316,135,263 5.982% Treasury 87,042,689 1.647% 0 0 0 0 0 0 87,042,689 1.647% Others 2,752,043,330 52.078% 0 0 0 0 0 100 2,752,043,330 52.077% Total 5,284,474,770 100.000% 0 0 12 100.00% 12 100.00% 5,284,474,782 100.000% Total 3,217,188,4 02 100,00 2,027,127,706 100,00 12 100,00 2,027,127,718 100,00 5,244,316,120 100,00

no sense in implementing mechanisms to guarantee equitable treatment among the shareholders of the Company.

15.8 - Other relevant information On item 15.1, Litela Participações S.A. was maintened in the table as it is wholy owned by Litel Participações S.A. There is no other relevant information that has not been disclosed in the other items of this Reference Form.

16. Related party transactions 16.1 - Description of the issuer's rules, policies and practices regarding the transactions with related parties, as defined by the accounting rules that deal with this matter, stating, when there is a formal policy adopted by the issuer, the body responsible for its approval, date of approval and, if the issuer discloses the policy, locations on the worldwide computer network where the document can be viewed. Vale is among the largest private Brazilian companies, operating in several segments of the economy and has cash generation and wealth compatible with its size. For this reason, and in view of the constant search for better commercial conditions in the pursuit of its activities and the investment of its resources, the Company negotiates the terms of the transactions inherent to its business, which includes transactions with related parties, always meeting the best interests of the Company and all its shareholders. Accordingly, related party transactions are carried out by the Company under strictly c ommutative conditions, observing usual market prices and conditions and, therefore, not generating any undue benefit to their counterparties or losses to the Company. As provided for in the Articles of Incorporation, Vale's Board of Directors shall resolve on any business between the Company and (i) its shareholders, directly or through intermediaries, (ii) companies that directly or indirectly participate in the controlling shareholder's capital or if subsidiaries, or under common control by entities that have a stake in the controlling shareholder’s capital and/or (iii) companies in which the controlling shareholder of the Company participates. As such, the Board of Di rectors may establish delegations, with terms and procedures, that meet the specifics and the nature of the operations, without prejudice to being duly informed of all the Company’s related party transactions. Therefore, the Board of Directors must resolve on the policies to avoid conflicts of interest between Vale and its shareholders or management, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature. On December 19, 2013, Vale's Board of Directors approved the Related Party Transaction Policy (as updated on October 21, 2015, the "Policy"), which establishes guidelines and principles to ensure that the transfer, free of charge, without cost, of funds, services or obligations involving persons and/or companies with which Vale has the possibility of contracting under conditions other than those of independence that are classified as third-party transactions ("Related Parties" and "Related Party Transactions", respectively), are carried out within market parameters, prioritizing the best corporate governance practices, with due transparency, prioritizing Vale's best interests, avoiding abuse and misuse of company assets, and prohibiting that any loans are made in favor of Related Parties, except in favor of Vale subsidiaries and affiliates. Such Policy applies to Vale, its subsidiaries, entities in which Vale has significant influence, to Vale's shareholders, to the members of Vale's Board of Directors, Fiscal Council and Advisory Committees and Executive Board and its controlling shareholders, as well as to members close to the family of such persons and to the controlling shareholders of the Company, understood as members who influence or are influenced by such persons. In addition, Vale has a Governance, Conformity and Risk Committee that shall issue an opinion on potential conflicts of interest between Vale and its shareholders or management, as well as asses the selection process and the conditions of the transactions to be resolved by the Board of Directors . In addition, the Vale shareholders or representatives of the shareholders at the Annual Shareholders’ Meetings must observe the following procedures in cases of conflict of interests: I. the shareholder or representative of the shareholder must immediately e xpress their conflicting private interest. If this is not done, another person may express the conflict; II. as soon as the conflict of interest has been identified in relation to a specific topic, the Vale shareholder or representative the shareholder involved will have access only to the documents or information on the matter disclosed to the market, under the terms of the legislation in force, and shall leave, including physically, from the discussions at the Annual Shareholders’ Meeting, without neglecting their legal duties. The statement of conflict of interests, abstention and temporary removal should be recorded in the minutes. If asked by the Chairman of the Board, the shareholders or representatives of the shareholders involved in a conflict of interest may participate partially in the discussion, in order to provide more information about the Related Party Transaction, object of the resolution. In this case, they should be absent from the final part of the discussion. Also note that the mechanism described below was formalized within the scope of the Policy to identify and resolve conflicts of interest in the Meetings of the Board of Directors and of the Executive Board, applying the rules contained in the Brazilian legislation to the scenario: I. the member of the Board of Directors or Board of Executive Officers of Vale who has a conflict of interest must immediately express their conflicting private interest. If this is not done, another person may express the conflict; II. as soon as the conflict of interests is identified in relation to a specific topic, the member of the Board of Directors or Board of Executive Officers of Vale involved shall not receive any document or information on the matter and shall leave, even physically, from the discussions, without neglecting their legal duties. The statement of conflict of interests, abstention and temporary removal should be recorded in the minutes; III. in the event that the Related Party Transactions involving a shareholder who is a signatory to the Shareholders' Agreement and, therefore, a member of the controlling block of Vale, a member of the Board of Directors hereby stated shall not receive any document or information on the subject matter and shall leave, even physically, from the discussions, requesting the reason for their removal to be recorded in the respective minutes. That Board member shall return to the resolution to cast their vote, observing the provisions of the Shareholders' Agreement, and the applicable legal provisions; IV. if asked by the Chairman of the Board of Directors or by the Chief Executive Officer, as the case may be, members of the Board of Directors or the Board of Executive Officers involved in a conflict of interest may participate partially in the discussion, in order to provide more information about the Related Party Transaction, object of resolution. In this case, they should be absent from the final part of the discussion. Any violation of the provisions of the Policy will be considered a violation of the Code of Ethical Conduct and will be subject to the procedures and penalties established therein. In addition, the violator will also be subject to punishments provided for by law, in addition to being liable for damages and losses caused to Vale and third parties. In addition, the Policy stipulates that members of the Board of Directors, Advisory Committees and Fiscal Council, as well as Board of Executive Officers of Vale, must sign an agreement upon them holding office (in the format available on the website stated below). The Related Party Transactions Policy can be found on the Company's website ( www.vale.com), in the Investor Relations section (http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx). For more information on the Related Party Transactions Policy, see items 12.2 (d) and 12.3 (c) in this Reference Form.

16.2 - Except for the transactions carried out between the issuer and companies in which it holds, directly or indirectly, of the entire share capital, to disclose information on related party transactions that, according to accounting standards, should be disclosed in the issuer’s individual or consolidated financial statements and that were entered into during the last financial year or are in force during the current financial year: Name of the related party Mineração Brasileiras Reunidas S.A .-MBR T ransaction date 08/19/2015 A mount involved (R $) 3,000,000,000.00 Existing balance (R $) 3,072,131,087.50 A mount of the related party Not applicable Duration 08/19/2021 Loan or other type of debt Yes Interest Rate 0.00000 Relationship to issuer Subsidiary Object of the contract 4th Priv ate Issue of Simple, Non-C onvertible Unsecured Debentures, in a Single Series, issued by Vale. The proceeds of the issue aim to strengthening cash and work ing capital. Name of the related party Banco do Brasil S.A . T ransaction date 09/23/2017 A mount involved (R $) 622,295,295.57 Existing balance (R $) 608,474,488.35 A mount of the related party Not applicable Duration Matures up to 12/22/2021 Loan or other type of debt No Interest Rate 0.0000 Relationship to issuer Banco do Brasil is a sponsor of the pension fund of the bank 's employ ees, Prev i – C aixa de Prev idência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A . ("Litel"), a holding company that is a signatory to the C omp any 's Shareholders A greement. Object of the contract Sev enteen inv estments in a Bank Deposit C ertificates contracted by Vale and its subsidiaries. The applicable rate on the C ontract is 78% of the C DI. W hen the C DBs were signed, Banco do Brasil gav e the best remuneration and conditions compared to the quotes of other counterparties. In the context of Vale's decision-mak ing process, the adv isors appointed by Litel hav e not receiv e any documents or information relating to the matter or participated in the decision-mak ing on such contracting. If the issuer is a creditor or debtor C reditor Warrants None T ermination or extinction conditions None Nature and Reasons for the operation / other relevant information Name of the related party Banco Bradesco S.A . T ransaction date 06/02/2015 A mount involved (R $) 246,245,706.48 Existing balance (R $) 118,594,032.67 A mount of the related party Not applicable Duration Matures up to 12/16/2019 Loan or other type of debt No Interest Rate 0.0000 Relationship to issuer Brad spar S.A ., a signatory of Vale's Shareholders' A greement, and Banco Bradesco S.A . are under common control Object of the contract Four inv estments in Bank Deposit C ertificates contracted by Vale and its subsidiaries. The applicable rate on the C ontract is 95% of the C DI. If the issuer is a creditor or debtor C reditor Warrants None T ermination or extinction conditions None Nature and Reasons for the operation / other relevant information

Name of the related party Banco do Brasil S.A . T ransaction date 11/11/2015 A mount involved (R $) 1,500,000,000.00 Existing balance (R $) 622,055,346.61 A mount of the related party Not applicable Duration 10/10/2022 Loan or other type of debt Yes Interest Rate 0.000000 Relationship to issuer Banco do Brasil is a sponsor of the pension fund of the bank 's employ ees, Prev i – C aixa de Prev idência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A . ("Litel"), a holding company that is a signatory to the C ompany 's Shareholders A greement. Object of the contract Export C redit Note (NC E) to reinforce work ing capital, to support the production of goods destined for export, as well as the supporting activ ities and supplementary and fundamental activ ities for export If the issuer is a creditor or debtor Debtor Name of the related party Banco do Brasil S.A . T ransaction date 12/20/2013 A mount involved (R $) 340,000,000.00 Existing balance (R $) 340,607,881.61 A mount of the related party Not applicable Duration 12/20/2023 Loan or other type of debt Yes Interest Rate 0.00000 Relationship to issuer Banco do Brasil is a sponsor of the pension fund of the bank 's employ ees, Prev i – C aixa de Prev idência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A . ("Litel"), a holding company that is a signatory to the C ompany 's Shareholders A greement. Object of the contract Export C redit Note (NC E) used to reinforce work ing capital, aiming to support the production of goods for export, as well as the supporting activ ities and supplementary and fundamental activ ities for export If the issuer is a creditor or debtor Debtor Warrants None. T ermination or extinction conditions C onditions for early maturity are: a) the C ompany does not pay the Finance C harges or the Principal A mount on the dates of their respectiv e maturities; b) the C ompany files an application for bank ruptcy, court-supervised or out-of-court reorganization or third parties hav e filed for bank ruptcy of the C ompany and has not been issued by the C ompany within 45 day s, counting from the date they became aware of it; c) the liquidation of the C ompany, termination or dissolution, as well as the termination of its activ ities, for any reason; d) directly or through representativ es or agents, the C ompany prov ides Banco do Brasil S.A . with, in th e context of executing the obligations as agreed upon in the C ontract, incomplete or untrue information, including through a public or priv ate document of any nature, prov ided it has acted with prov en guilt, deceit or maliciously ; e) the early maturity of other financing entered into by the C ompany with Banco do Brasil S.A . where the unpaid amount, unit or aggregate amount, is equal to or greater than US$ 50,000,000.00, or its equiv alent in other currencies; f) change in the C ompany 's corporate purpose, as prov ided for in the articles of incorporation in force on the date of the C ontract, prov ided that, as a result, the C ompany ceases to carry out mining activ ities; g) the C ompany is in breach of any final and unappealable court order against the C ompany, prov ided that it has a material adv erse effect on its situation (financial or otherwise), its business, its assets, operating results and/or prospects, in a manner that prev ents the C ompany from comply ing with any obligation set forth in the C ontract. Nature and Reasons for the operation / other relevant information The applicable interest rate: 112.6% of the C DI p.a. in reais The debentures were fully subscribed by Minerações Brasileiras Reunidas – MBR If the issuer is a creditor or debtor Debtor Warrants None. T ermination or extinction conditions For information on termination conditions of the obligations under the aforementioned Issue, see item 18 of this Reference Form. Nature and Reasons for the operation / other relevant information Rate of 101% C DI

Name of the related party Banco do Brasil S.A . T ransaction date 06/30/2010 A mount involved (R $) 57,201,535.99 Existing balance (R $) 15,528,437.06 A mount of the related party Not applicable Name of the related party Banco do Brasil S.A ., New York Branch T ransaction date 6/30/2010 A mount involved (R $) 1,952,400,000.00 Existing balance (R $) 1,654,330,800.00 A mount of the related party Not applicable Duration 10/30/2020 Loan or other type of debt Yes Interest Rate 2.100000 Relationship to issuer Banco do Brasil is a sponsor of the pension fund of the bank 's employ ees, Prev i – C aixa de Prev idência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A . ("Litel"), a holding company that is a signatory to the C ompany 's Shareholders A greement. Object of the contract Export Prepay ment If the issuer is a creditor or debtor Debtor Warrants None. T ermination or extinction conditions C onditions for early maturity are: a) the C ompany does not pay the Finance C harges or the Principal A mount on the dates of their respectiv e maturities; b) the filing of an application for bank ruptcy, court-supervised or out-of-court reorganization or third parties hav e filed for bank ruptcy of the C ompany and has not been issued by the C ompany within 45 day s, counting from the date they became aware of it; c) the liquidation of the C ompany, termination or dissolution, as well as the termination of its activ ities, for any reason; d) directly or through representativ es or agents, the C ompany prov ides Banco do Brasil S.A . with, in the context of executing the obligations as agreed upon in the C ontract, incomplete or untrue information, including through a public or priv ate document of any nature, prov ided it has acted with prov en guilt, deceit or maliciously ; e) the early maturity of other financing entered into by the C ompany with Banco do Brasil S.A . where the unpaid amount, unit or aggregate amount, is equal to or greater than US$ 50,000,000.00, or its equiv alent in other currencies; f) the non-compliance with any material term, condition or prov ision in this contract if not remedied within 20 work ing day s. Nature and Reasons for the operation / other relevant information The applicable interest rate is Libor + 2.1 p.a. Warrants None. T ermination or extinction conditions C onditions for early maturity are: (a) the C ompany does not pay the Finance C harges or the Principal A mount on the dates of their respectiv e maturities; b) the C ompany files an application for bank ruptcy, court-supervised or out-of-court reorganization or third parties hav e filed for bank ruptcy of the C ompany and has not been issued by the C ompany within 45 day s, counting from the date the C ompany becomes aware of it; c) the liquidation of the C ompany , termination or dissolution, as well as the termination of its activ ities, for any reason; d) directly or through representativ es or agents, the C ompany provides Banco do Brasil S.A . with, in the context of executing the obligations as agreed upon in the NCE, incomplete or untrue information, including through a public or priv ate document of any nature, prov ided it has acted with prov en guilt, deceit or maliciously ; e) the early maturity of other financing entered into by the C ompany with Banco do Brasil S.A . where the unpaid amount, unit or aggregate amount, is equal to or greater than US$ 50,000,000.00, or its equiv alent in other currencies; f) change in the C ompany 's corporate purpose, as prov ided for in the articles of incorporation in force on the date of the contract, prov ided that, as a result, the C ompany ceases to carry out mining activ ities; g) the breach of any final and unappealable court order against the C ompany , provided that it has a material adv erse effect on the situation (financial or otherwise), business, assets, operating results and/or prospects of the C ompany , in a manner that prev ents the C ompany from comply ing with any obligation set forth in the NC E. Nature and Reasons for the operation / other relevant information The applicable interest rate: 110% of the C DI p.a. in reais

Name of the related party Banco do Brasil S.A . T ransaction date 06/30/2010 A mount involved (R $) 59,786,258.47 Existing balance (R $) 19,374,327.57 A mount of the related party Not applicable Duration 7/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship to issuer Banco do Brasil is a sponsor of the pension fund of the bank 's employ ees, Prev i – C aixa de Prev idência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A . ("Litel"), a holding company that is a signatory to the C ompany 's Shareholders A greement. Object of the contract Financing for the acquisition of a Long Distance C onv ey or Belt Sy stem If the issuer is a creditor or debtor Debtor Warrants None. T ermination or extinction conditions C onditions for early maturity are: a) failure to comply with A rticles 39 and 40 of the "Prov isions A pplicable to BNDES C ontracts"; b) if any statement, information or document prov ided by Vale is found to be false; c) if Vale has any protesting bill, the protest being unjustified for more than 60 days and materially affecting Vale's ability to pay for this contract, to initiate any court-superv ised or out-of-court reorganization proceedings or to have bank ruptcy required or declared on it; d) if there is co nsolidation, merger or spin-off of Vale, unless (i) the resulting company is Vale itself; or (ii) the resulting company complies with the financial indices established in the agreement; e) if Vale interrupts its activ ities; f) when applicable, if Vale is interv ened by the C entral Bank of Brazil; g) if the objects of the financial collaboration are to be subject to lev y , sequestration, attachment, collection, bank ruptcy, or any other judicial or administrativ e action; h) If Vale fails to comply with any of the clauses or conditions contained in the C ontract; i) if there is a final and enforceable judgment due to the practice of acts by Vale, which implies a crime against the env ironment or non-compliance with the legislation dealing with child labor and slav e labor. Nature and Reasons for the operation / other relevant information The applicable interest rate is Libor 4.5 p.a. Duration 7/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship to issuer Banco do Brasil succeeded Banco Votorantim S/A in this transaction and is a sponsor of the pension fund of the bank 's employ ees, Prev i – C aixa de Prev idência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A . ("Litel"), a holding company that is a signatory to the C ompany 's Shareholders A greement. Object of the contract Financing for the acquisition of 04 sy stems for the handling of coal, coke and ore and recov ery, initially entered into with Banco Votorantim S/A and subsequently transferred to Banco do Brasil S.A . on O ctober 28, 2011. If the issuer is a creditor or debtor Debtor Warrants None. T ermination or extinction conditions C onditions for early maturity are: a) failure to comply with A rticles 39 and 40 of the "Prov isions A pplicable to BNDES C ontracts"; b) if any statement, information or document prov ided by Vale is found to be false; c) if Vale has any protesting bill, the protest being unjustified for more than 60 days and materially affecting Vale's ability to pay for this contract, to initiate any court-superv ised or out-of-court reorganization proceedings or to have bank ruptcy required or declared on it; d) if there is co nsolidation, merger or spin-off of Vale, unless (i) the resulting company is Vale itself; or (ii) the resulting company complies with the financial indices established in the agreement; e) if Vale interrupts its activ ities; f) when applicable, if Vale is interv ened by the C entral Bank of Brazil; g) if the objects of the financial collaboration are to be subject to lev y , sequestration, attachment, collection, bank ruptcy, or any other judicial or administrativ e action; h) if Vale fails to comply with any of the clauses or conditions contained in the C ontract; i) if there is a final and enforceable judgment due to the practice of acts by Vale, which implies a crime against the env ironment or non-compliance with the legislation dealing with child labor and slav e labor. Nature and Reasons for the operation / other relevant information The applicable interest rate is Libor 4.5 p.a.

Name of the related party Banco do Brasil S.A . T ransaction date 06/30/2010 A mount involved (R $) 175,882,585.50 Existing balance (R $) 65,036,155.70 A mount of the related party Not applicable Duration 7/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship to issuer Banco do Brasil is a sponsor of the pension fund of the bank 's employ ees, Prev i – C aixa de Prev idência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A . ("Litel"), a holding company that is a signatory to the C ompany 's Shareholders A greement. Object of the contract Financing for the acquisition of 2,558 railway wagons to transport iron ore If the issuer is a creditor or debtor Debtor Warrants None. T ermination or extinction conditions C onditions for early maturity are: a) failure to comply with A rticles 39 and 40 of the "Prov isions A pplicable to BNDES C ontracts"; b) if any statement, information or document prov ided by Vale is found to be false; c) if Vale has any protesting bill, the protest being unjustified for more than 60 days and materially affecting Vale's ability to pay for this contract, to initiate any court-superv ised or out-of-court reorganization proceedings or to have bank ruptcy required or declared on it; d) if there is co nsolidation, merger or spin-off of Vale, unless (i) the resulting company is Vale itself; or (ii) the resulting company complies with the financial indices established in the agreement; e) if Vale interrupts its activ ities; f) when applicable, if Vale is interv ened by the C entral Bank of Brazil; g) if the objects of the financial collaboration are to be subject to lev y , sequestration, attachment, collection, bank ruptcy, or any other judicial or administrativ e action; h) if Vale fails to comply with any of the clauses or conditions contained in the C ontract; i) if there is a final and enforceable judgment due to the practice of acts by Vale, which implies a crime against the env ironment or non-compliance with the legislation dealing with child labor and slav e labor; (j) using the funds for a purpose other than that prov ided for in the contract; k ) inclusion, in a Vale company agreement, its articles of incorporation or Name of the related party Banco do Brasil S.A . T ransaction date 06/30/2010 A mount involved (R $) 17,840,262.66 Existing balance (R $) 4,551,636.46 A mount of the related party Not applicable Duration 7/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship to issuer Banco do Brasil is a sponsor of the pension fund of the bank 's employ ees, Prev i – C aixa de Prev idência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A . ("Litel"), a holding company that is a signatory to the C ompany 's Shareholders A greement. Object of the contract Financing for the acquisition of a C ar-Dumper If the issuer is a creditor or debtor Debtor Warrants None. T ermination or extinction conditions C onditions for early maturity are: a) failure to comply with A rticles 39 and 40 of the "Prov isions A pplicable to BNDES C ontracts"; b) if any statement, information or document prov ided by Vale is found to be false; c) if Vale has any protesting bill, the protest being unjustified for more than 60 days and materially affecting Vale's ability to pay for this contract, to initiate any court-superv ised or out-of-court reorganization proceedings or to have bank ruptcy required or declared on it; d) if there is co nsolidation, merger or spin-off of Vale, unless (i) the resulting company is Vale itself; or (ii) the resulting company complies with the financial indices established in the agreement; e) if Vale interrupts its activ ities; f) when applicable, if Vale is interv ened by the C entral Bank of Brazil; g) if the objects of the financial collaboration are to be subject to lev y , sequestration, attachment, collection, bank ruptcy, or any other judicial or administrativ e action; h) If Vale fails to comply with any of the clauses or conditions contained in the C ontract; i) if there is a final and enforceable judgment due to the practice of acts by Vale, which implies a crime against the env ironment or non-compliance with the legislation dealing with child labor and slav e labor. Nature and Reasons for the operation / other relevant information The applicable interest rate is Libor 4.5 p.a.

Name of the related party Banco Nacional de Desenv olv imento Econômico e Social – BNDES T ransaction date 06/19/2015 A mount involved (R $) Not applicable Existing balance (R $) Not applicable A mount of the related party BNDES is entitled to 1/3 (one third) of the economic rights coming from the A lemão Project. Duration The contract will remain in force (i) for the duration of the obligation to indemnify the Parties; or (ii) until Vale's obligation to pay Vale's roy alty ceases; or (iii) by agreement in writing, between the Parties. Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the C ompany 's Shareholders' A greement. Object of the contract Regulate the share of the economic rights of BNDES in the ev ent of the implementation by Vale of the A lemão Project, prov ided for in the “A greement for an A dv ance on a Future Shareholding", entered into on 03/05/1985, through the pay ment by Vale to the BNDES of roy alties. The A lemão Project is a Vale project in the region of C arajás, in the State of Pará, which has not y et been approv ed, which aims to produce copper concentrate. In accordance with the "A greement for an A dv ance on a Future Shareholding”, BNDES is entitled to 1/3 (one third) of the economic rights coming from the A lemão Project. A ccordingly , BNDES 'participation in said project was regulated by roy alty pay ment, which was determined using an economic model with mark et assumptions. Name of the related party Fundo de Inv estimento em Participações Multisetorial Plus II (“FIP Plus II”) T ransaction date 07/29/1915 A mount involved (R $) 4,000,000,000.00 Existing balance (R $) Not applicable A mount of the related party R$ 4,000,000,000.00 Duration Indefinite period Loan or other type of debt No Interest Rate Not applicable Relationship to issuer The current quotaholder of FIP Plus II, Banco Bradesco BBI S.A ., is part of the same economic group as Bradespar SA , which is a signatory to the C ompany 's Shareholders A greement. Object of the contract Purchase and sale of C lass A preferred shares issued by Minerações Brasileiras Reunidas S.A . - MBR ("MBR") and owned by Vale, representing 36.4% of the total share capital of MBR. If the issuer is a creditor or debtor Not applicable Warrants None. T ermination or extinction conditions O n July 29, 2015, Vale has executed the Purchase and Sale A greement of Shares and other issues, with the Fundo de Inv estimento em Participações Multisetorial Plus II (“FIP Plus II ”), which shares are held on this date by Banco Bradesco BBI S.A . (“BBI”), under which it promised to sell the class A preferred shares representing 36.4% of the capital stock of Minerações Brasileiras Reunidas S.A . – MBR (“MBR”), for R$ 4.0 billion, subject to suspension conditions usually applicable, including prior approv al of the transaction by C A DE. O n September 1, 2015, the sale was concluded for the agreed price, which was transferred in one single installment on that date, and Vale now holds directly and indirectly 61.9% of the capital stock and 98.3% of the common capital of MBR. Vale also holds a purchase option of shares issued by MBR currently held by BBI, successor of FIP Plus II. Nature and Reasons for the operation / other relevant information articles of organization, by means of which a special quorum is required for deliberation or approv al of matters that limit control by the respective controllers, or ev en inclusion in those documents, of a dev ice that: (i) restricts Vale's growth capacity or its technological dev elopment; (ii) restricts Vale's access to new mark ets; or (iii) restricts or loses the ability to pay the financial obligations arising from this transaction. Nature and Reasons for the operation / other relevant information The applicable interest rate is Libor 4.5 p.a.

Name of the related party Banco Nacional de Desenv olv imento Econômico e Social – BNDES T ransaction date 10/08/2007 A mount involved (R $) 774,568,410.00 Existing balance (R $) 129,534,203.88 A mount of the related party Not applicable Duration 09/15/2019 Loan or other type of debt Yes Interest Rate 1.800000 Relationship to issuer Indirect controlling company Object of the contract Financing to expand the transportation capacity of the C arajás Railroad If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions BNDES may declare early maturity , with the debt being demanded and the immediate withdrawal of any disbursement, if, in addition to the conditions prov ided for in articles 39 and 40 of the "PRO VISIONS A PPLIC A BLE TO BNDES C O NTRA C TS", BNDES can prov e: a) the reduction of Vale's staff without offering a training program and/or employ ee relocation program in other companies; b) the inclusion, in a Vale company agreement, its articles of organization or articles of incorporation, by means of which a special "q uorum" is required to deliberate or approv e matters that limit or curtail Vale's control by its controlling shareholders, or, in those documents that: i) restrict Vale's growth capacity or its technological dev elopment; ii) restrict Vale access to new mark ets; or iii) restrict or losses on the ability to pay the financial obligations arising from this transaction; c) the use of funds for a purpose other than the expansion of the transportation capacity of the C arajás Railroad to 103 million tons transported per y ear; d) constitute, with the prior authorization of the BNDES, collateral of any k ind in transaction with other creditors, without guarantees of the same quality being prov ided to BNDES, with the same pay ment priority ; e) do not maintain, during the term of the contract, the following indices: - Debt to A djusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial y ears of 2015 and 2016 will the index of 5.5 prev ail); and - A djusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. A nd, in the ev ent of failure to comply with these indices, not within 60 day s from the date of written communication, collateral, acc epted by the BNDES, for an amount corresponding to at least 130% of the v alue of the debt. In the ev ent that funds granted under the C ontract are used for a purpose other than the expansion of the transportation capacity of the C arajás Railroad to 103 million tons per y ear, BNDES, without prejudice to the foregoing, shall notify the Federal Public Prosecutor, for the purposes and effects of Law No. 7,492, dated 06.16.86. The C ontract will also expire early , with the debt demanded and immediate suspension o f any disbursement, on the certification date as a The roy alty will be paid annually by Vale when copper concentrate at the A lemão Project starts to be sold. The roy alty corresponds to 2.5% of the annual net rev enues of the A lemão Project, and in the y ears in which the annual av erage price of copper, as disclosed by LME, reaches USD 8,000.00/ton ("Trigger Price"), the roy alties for these specific y ears shall be increased by 2.25%. The Trigger Price will be adjusted annually by the C onsumer Price Index (C PI). If the issuer is a creditor or debtor Debtor Warrants None. T ermination or extinction conditions The roy alty pay ments shall be transferred: (i) if the A lemão Project exploration activ ities cease, at Vale's discretion; (ii) loss of ownership, by Vale or by any assignee permitted under the C ontract, of DNPM Process no. 851,431/82; or (iii) the depletion of mineral reserv es in the ar eas cov ered by DNPM Process no. 851,431/82. Nature and Reasons for the operation / other relevant information

Name of the related party Banco Nacional de Desenv olv imento Econômico e Social – BNDES T ransaction date 03/28/2008 A mount involved (R $) 808,350,800.00 Existing balance (R $) 632,407,797.89 A mount of the related party Not applicable Duration 9/15/2029 Loan or other type of debt Yes Interest Rate 1.460000 Relationship with the Company Indirect controlling shareholder Object of the contract Financing to implement the Hy droelectric Power Plant - UHE Estreito If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions BNDES may declare early maturity , with the debt being demanded and the immediate withdrawal of any disbursement, if, in addition to the conditions prov ided for in articles 39 and 40 of the "PRO VISIONS A PPLIC A BLE TO BNDES C O NTRA C TS", BNDES can prov e: a) the reduction of Vale's staff without offering a training program and/or employ ee relocation program in other companies; b) the inclusion, in a company agreement, its articles of organization or articles of incorporation of Vale or a company which controls it, by means of which a special "quorum" is required to deliberate or approv e matters that limit or curtail control of any of these companies by their controlling shareholders, or, in those documents that: i) restrict Vale's growth capacity or its technological dev elopment; ii) restrict Vale access to new mark ets; or iii) restrict or losses on the ability to pay the financial obligations arising from this transaction; c) constitute, with the prior authorization of th e BNDES, collateral of any k ind in transaction with other creditors, without guarantees of the same quality being prov ided to BNDES, with the same pay ment priority ; d) do not maintain, during the term of the contract, the following indices: - Debt to A djusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial y ears of 2015 and 2016 will the index of 5.5 prev ail); and - A djusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. A nd, in the ev ent of failure to comply with these indices, not within 60 day s from the date of written communication, collateral, accepted by the BNDES, for an amount corresponding to at least 130% of the v alue of the debt. In the ev ent that funds granted under the C ontract are used for a purpose other than the implementation of the UHE Estreito Hy droelectric Plant and its transmission sy stem, BNDES, without prejudice to the foregoing, shall notify the Federal Public Prosecutor, for the purposes and effects of Law No. 7,492, dated 06.16.86. The C ontract will also expire early , with the debt demanded and immediate suspension of any disbursement, on the certification date as a Federal Deputy or Senator, a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons inv olv ed in the prohibitions prov ided for by the Federal C onstitution, article 54, items I and II. There will be no default charges, prov ided that it is paid within 5 (fiv e) business day s from the certification date, otherwise the charges for the early maturity due to default will be incurred. The change in Vale's indirect control, during the term of the A greement, Federal Deputy or Senator, a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons inv olv ed in the prohibitions prov ided for by the Federal C onstitution, article 54, items I and II. There will be no default charges, prov ided that the debt is paid within 5 (fiv e) business day s from the certification date, otherwise the charges for the early maturity due to default will be incurred. The change in Vale's indirect control, during the term of the A greement, is excluded from the conditions for early maturity . Nature and Reasons for the operation / other relevant information The applicable interest rate is TJLP+1.8% p.a.

and TJLP (subloan C ). Name of the related party Banco Nacional de Desenv olv imento Econômico e Social - BNDES T ransaction date 12/26/2008 A mount involved (R $) 7,300,000,000.00 Existing balance (R $) 4,146,760,327.20 A mount of the related party Not applicable Duration 02/15/2023 Loan or other type of debt Yes Interest Rate 1.500000 Relationship with the Company Indirect controlling shareholder Object of the contract Line of credit If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions BNDES may declare early maturity , with the debt being demanded and the immediate withdrawal of any disbursement, if, in addition to the conditions prov ided for in articles 39 and 40 of the "PRO VISIONS A PPLIC A BLE TO BNDES C O NTRA C TS", BNDES can prov e: a) the reduction of Vale's staff without offering a training program and/or employ ee relocation program in other companies; b) the existence of an unappealable judgement relating to the acts carried out by Vale, which v iolate the legislation that deals with the fight against discrimination of race or gender, child labor and slav e labor; c) the inclusion, in a company agreement, its articles of organization or articles of incorporation of Vale or a company which controls it, by means of which a special "quorum" is required to deliberate or approv e matters that limit or curtail control of any of these companies by their controlling shareholders, or, in those documents that: i) restrict Vale's growth capacity or its technological dev elopment; ii) restrict Vale access to new mark ets; or iii) restrict or losses on the ability to pay the financial obligations arising from this transaction; d) does not constitute, in the ev ent of failure to reach the established lev els, within 60 day s from the date of BNDES's written co mmunication, collateral, accepted by BNDES, for an amount corresponding to at least 130% of the v alue of the debt, unless in that period the lev els described below are reestablished: - Debt to A djusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial y ears of 2015 and 2016 will the index of 5.5 prev ail); and - A djusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. In the ev ent that Vale's indirect control has changed, without prior authorization from the BNDES, it does not present a letter of guarantee issued according to the BNDES model. In the ev ent that funds granted under the C ontract are used for a purpose other than prov ided for in C lause O ne: rev olv ing credit limit, BNDES, without prejudice to the foregoing, shall notify the Federal Public Prosecutor, for the purposes and effects of Law No. 7,492, dated 06.16.86. The C ontract will also expire early , with the debt demanded and immediate suspension of any disbursement, on the certification date as a Federal Deputy or Senator, a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons inv olv ed in the prohibitions p rovided for by the Federal C onstitution, article 54, items I and II. There will be no default charges, prov ided that it is paid within 5 (fiv e) business day s from the certification date, otherwise the charges for the early maturity due to default will be incurred. is excluded from the conditio ns for early maturity . Nature and Reasons for the operation / other relevant information The applicable interest rates are: TJLP+1.46% p.a. (subloans A and B)

Name of the related party Banco Nacional de Desenv olv imento Econômico e Social – BNDES T ransaction date 09/24/2012 A mount involved (R $) 3,882,956,000.00 Existing balance (R $) 2,143,459,423.89 A mount of the related party Not applicable Duration 9/15/2022 Loan or other type of debt Yes Interest Rate 1.300000 Relationship with the Company Indirect controlling shareholder Object of the contract Financing to implement the North Logistics Sy stem (C LN) Dev elopment Program, aiming to increase the ore transport capacity from 115 million tons per y ear (Mtpa) to approximately 150 Mtpa If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions BNDES may declare early maturity , with the debt being demanded and the immediate withdrawal of any disbursement, if, in addition to the conditions prov ided for in articles 39 and 40 of the "PRO VISIONS A PPLIC A BLE TO BNDES C O NTRA C TS", BNDES can prov e: a) the reduction of Vale's staff without offering a training program and/or employ ee relocation program in other companies; b) the existence of an unappealable judgement relating to the acts carried out by Vale, which v iolate the legislation that deals with the fight against discrimination of race or gender, child labor and slav e labor; c) the inclusion, in a company agreement, its articles of organization or articles of incorporation of Vale or a company which controls it, by means of which a special "quorum" is required to deliberate or approv e matters that limit or curtail control of any of these companies by their controlling shareholders, or, in those documents that: i) restrict Vale's growth capacity or its technological dev elopment; ii) restrict Vale access to new mark ets; or iii) restrict or losses on the ability to pay the financial obligations arising from this transaction; d) does not constitute, in the ev ent of failure to reach the established lev els, within 60 day s from the date of BNDES's written co mmunication, collateral, accepted by BNDES, for an amount corresponding to at least 130% of the v alue of the debt, unless in that period the lev els described below are reestablished: - Debt to A djusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial y ears of 2015 and 2016 will the index of 5.5 prev ail); and - A djusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. In the ev ent that Vale's indirect control has changed, without prior authorization from the BNDES, it does not present a letter of guarantee issued according to the BNDES model. If the funds granted by the C ontract are used for a purpose other than that prov ided for in C lause O ne: the implementation of the North Logistics Sy stem (C LN) Dev elopment Program, aiming to increase the ore transport capacity from 115 million tons per y ear (Mtpa) to approximately 150 Mtpa. The C ontract will also expire early , with the debt demanded and immediate suspension of any disbursement, on the certification date as a Federal Deputy or Senator, a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons inv olv ed in the prohibitions prov ided for by the Federal C onstitution, article 54, items I and II. There will be no default charges, prov ided that it is paid within 5 (fiv e) business day s from the certification date, otherwise the charges for the early maturity due to default will be incurred. Nature and Reasons for the The applicable interest rates are: TJLP + 1.30% p.a. (subloans A , B, C , D Nature and Reasons for the operation / other relevant information The applicable interest rates are: Libor 3M+1.5% p.a. (subloans A 1, A 2, A 3, A 4, A 5, A 6, A 7, A 8), or Libor 3M+2.0% p.a. (subloans A 9 and A 10), TJLP (subloans B4, B11, B15 and B18), TJLP+1.30% p.a. (subloan B17), TJLP + 1.36% p.a. (subloans B2, B3, B6, B7, B9, B10, B13 and B14). TJLP + 1.70% p.a. (subloan B16). TJLP + 1.76% p.a. (subloan B1, B5, B8 and B12). This is a line of credit to finance the Salobo I and II Projects, O nça Puma Mining, Plant VIII and Itabira C apital Projects.

Name of the related party Banco Nacional de Desenv olv imento Econômico e Social – BNDES T ransaction date 12/27/2013 A mount involved (R $) 136,700,000.00 Existing balance (R $) 93,174,294.69 A mount of the related party Not applicable Duration 1/15/2022 Loan or other type of debt Yes Interest Rate 3.500000 Relationship with the Company Indirect controlling shareholder Object of the contract Financing to support the 2013-2015 inv estment plan for the technological dev elopment of the Tecnored process. If the issuer is a creditor or debtor Debtor Warrants Vale's corporate guarantee T ermination or extinction conditions BNDES may declare early maturity , with the debt being demanded and the immediate withdrawal of any disbursement, if, in addition to the conditions prov ided for in articles 39 and 40 of the "PRO VISIONS A PPLIC A BLE TO BNDES C O NTRA C TS", BNDES can prov e: a) the reduction of Tecnored's staff without offering a training program and/or employ ee relocation program in other companies; b) the existence of an unappealable judgement relating to the acts carried out by Tecnored relating to child labor, slav e labor or cr ime against the env ironment; c) the inclusion, in a company agreement, its articles of organization or articles of incorporation of Tecnored by means of which a special "quorum" is required to deliberate or approv e matters that limit or curtail control of any of these companies by their controlling shareholders, or, in those documents that: i) restrict Tecnored's growth capacity or its technological dev elopment; ii) restrict Tecnored access to new mark ets; or iii) restrict or losses on the ability to pay the financial obligations arising from this transaction; d) Vale does not maintain, during the term of the contract, the following indices: - Debt to A djusted EBITDA ratio of less than or equal to 4.5 (observ ing that only in relation to the calculations to be performed based on the financial results referring to the financial y ears of 2015 and 2016 will the index of 5.5 prev ail); and - A djusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. A nd, in the ev ent of failure to comply with these indices, not within 60 day s from the date of written communication, collateral, accepted by the BNDES, for an amount corresponding to at least 130% of the v alue of the debt. (e) In the ev ent that Tecnored's indirect control changes, without prior and express authorization from BNDES, Tecnored does not submit, within two months, a letter of guarantee issued as per the BNDES model. (f) In the ev ent that the funds granted by the C ontract are used for a purpose other than that prov ided for in C lause O ne: 2013-2015 inv estment plan for the technological dev elopment of the Tecnored process, BNDES shall notify the Federal Public Prosecutor, for the purposes and effects of Law No. 7,492, dated 06/1686. The C ontract will also expire early , with the debt demanded and immediate suspension of any disbursement, on the certification date with the Federal Deputy or Senator, for a person who carries out a remunerated function at Tecnored, or is among its owners, controllers or directors, persons inv olv ed in the prohibitio ns prov ided for by the Federal C onstitution, article 54, items I and II. There will be no default charges, prov ided that it is paid within 5 (fiv e) business day s from the certification date, otherwise the charges for the early maturity due to default will be incurred. Nature and Reasons for the operation / other relevant information The applicable interest rate is Libor 3.5 p.a. fixed in reais operation / other relevant information and E), 2.50% p.a. (subloans F and G) and TJLP (subloans H).

C ), and TJLP (subloan D). Name of the related party Banco Nacional de Desenv olv imento Econômico e Social – BNDES T ransaction date 11/23/2010 A mount involved (R $) 208,026,000.00 Existing balance (R $) 161,377,847.88 Name of the related party Banco Nacional de Desenv olv imento Econômico e Social - BNDES T ransaction date 5/19/2014 A mount involved (R $) 3,636,571,000.00 Existing balance (R $) 2,532,915,749.26 A mount of the related party Not applicable Duration 6/15/2024 Loan or other type of debt Yes Interest Rate 1.460000 Relationship with the Company Indirect controlling shareholder Object of the contract Financing to implement the North Logistics Sy stem (C LN) Dev elopment Program, aiming to increase the ore transport capacity from 150 million tons per y ear (Mtpa) to approximately 230 Mtpa If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions BNDES may declare early maturity , with the debt being demanded and the immediate withdrawal of any disbursement, if, in addition to the conditions prov ided for in articles 39 and 40 of the "PRO VISIONS A PPLIC A BLE TO BNDES C O NTRA C TS", BNDES can prov e: a) the reduction of Vale's staff without offering a training program and/or employ ee relocation program in other companies; b) the existence of an unappealable judgement relating to acts carried out by Vale, which impinge on a crime against the env ironment or v iolate the legislation that deals with the fight against race or gender discrimination, child labor and slav e labor, unless the remedy is imposed or while the judgement imposed on Vale is being fulfilled, subject to due legal process; c) the inclusion, in a company agreement, its articles of organization or articles of incorporation of Vale by means of which a special "quorum" is required to deliberate or approv e matters that limit or curtail control by their controlling shareholders, or, in those documents that: i) restrict Vale's growth capacity or its technological dev elopment; ii) restrict Vale access to new mark ets; or iii) restrict or losses on the ability to pay the financial obligations arising from this transaction; d) does not constitute, in the ev ent of failure to reach the established lev els, within 60 day s from the date of BNDES's written communication, collateral, accepted by BNDES, for an amount corresponding to at least 130% of the v alue of the debt, unless in that period the lev els described below are reestablished: - Debt to A djusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial y ears of 2015 and 2016 will the index of 5.5 prev ail); and - A djusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. In the ev ent that Vale's indirect control has changed, without prior authorization from the BNDES, it does not present a letter of guarantee issued according to the BNDES model. If the funds granted by the C ontract are used for a purpose other than that prov ided for: the implementation of the North Logistics Sy stem (C LN) Dev elopment Program, aiming to increase the ore transport capacity from 150 million tons per y ear (Mtpa) to approximately 230 Mtpa. The C ontract will also expire early , with the debt demanded and immediate suspension of any disbursement, on the certification date as a Federal Deputy or Senator, a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons inv olv ed in the prohibitions prov ided for by the Federal C onstitution, article 54, items I and II. There will be no default charges, prov ided that it is paid within 5 (fiv e) business day s from the certification date, otherwise the charges for the early maturity due to default will be incurred. Nature and Reasons for the operation / other relevant information The applicable interest rates are: TJLP + 1.46% p.a. (subloans A , B and

Name of the related party Banco Nacional de Desenv olv imento Econômico e Social – BNDES A mount of the related party Not applicable Duration 9/15/2029 Loan or other type of debt Yes Interest Rate 1.460000 Relationship to issuer Indirect controlling shareholder Object of the contract Financing to supplement the funds related to the implementation of the Estreito Hy droelectric Power Plant (HPP). If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions BNDES may declare early maturity , with the debt being demanded and the immediate withdrawal of any disbursement, if, in addition to the conditions prov ided for in articles 39 and 40 of the "PRO VISIONS A PPLIC A BLE TO BNDES C O NTRA C TS", BNDES can prov e: a) the reduction of Vale's staff without offering a training program and/or employ ee relocation program in other companies; b) the existence of a unappealable judgement as a result of the acts carried out, by the Beneficiary , that matter in a crime against the env ironment or do not comply with the legislation that deals with child labor and slav e labor, observ ing the following; c) the inclusion, in a company agreement, its articles of organization or articles of incorporation of Vale or a company which controls it, by means of which a special "quorum" is required to deliberate or approv e matters that limit or curtail control of any of these companies by their controlling shareholders, or, in those documents that: i) restrict Vale's growth capacity or its technolo gical dev elopment; ii) restrict Vale access to new mark ets; or iii) restrict or losses on the ability to pay the financial obligations arising from this transaction; d) constitute, with the prior authorization of the BNDES, collateral of any k ind in transaction with other creditors, without guarantees of the same quality being prov ided to BNDES, with the same pay ment priority ; e) do not maintain, during the term of the contract, the following indices: - Debt to A djusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial y ears of 2015 and 2016 will the index of 5.5 prev ail); and - A djusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. A nd, in the ev ent of failure to comply with these indices, not within 60 day s from the date of written communication, collateral, accepted by the BNDES, for an amount corresponding to at least 130% of the v alue of the debt. The declaration of early maturity based on that stipulated in item "b" abov e will not occur since the remedy is imposed or while the judgement imposed on the Beneficiary is being met, due to the legal process. In the ev ent that any of the conditions occur as prov ided for in item "b" abov e, subject to the prov isions of the paragraph abov e, BNDES may only declare the early maturity of the debt arising from the C ontract within 60 day s after the Beneficiary has been notified. In the ev ent that funds granted under the C ontract are used for a purpose other than the implementation of the UHE Estreito Hy droelectric Plant and its transmission sy stem, BNDES, without prejudice to the foregoing, shall notify the Federal Public Prosecutor, for the purposes and effects of Law No. 7,492, dated 06.16.86. The C ontract will also expire early , with the debt demanded and immediate suspension of any disbursement, on the certification date as a Federal Deputy or Senator, a person who carries out a remunerated function at Vale, or is among its owner s, controllers or directors, persons inv olv ed in the prohibitions prov ided for by the Federal C onstitution, article 54, items I and II. There will be no default charges, prov ided that it is paid within 5 (fiv e) business day s from the certification date, otherwise the charges for the early maturity due to default will be incurred. The change in Vale's indirect control, during the term of the A greement, is excluded from the conditions for early maturity . Nature and Reasons for the operation / other relevant information The applicable interest rate is: TJLP + 1.46% p.a. It is financing to supplement the funds related to the implementation of the Estreito Hy droelectric Power Plant (HPP).

Name of the related party Banco Nacional de Desenv olv imento Econômico e Social – BNDES T ransaction date 03/31/1997 A mount involved (R $) Not applicable Existing balance (R $) Not applicable A mount of the related party Not applicable Duration Undetermined - until the object is completely reached. A greement was T ransaction date 06/30/2010 A mount involved (R $) 135,127,397.00 Existing balance (R $) 37,160,667.37 A mount of the related party Not applicable Duration 7/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship to issuer Indirect controlling shareholder Object of the contract Financing to acquire Brazilian machinery and equipment to serv ice the Pier IV Project and to implement Mobile C rushing, Transport and Deposition Sy stem of waste rock , located in the C arajás C omplex in Parauapebas (PA ). If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions Early maturity : a) conditions of art. 333 and 1425 of the C iv il C ode or failure to comply with art. 39 and 40 of the "Prov isions A pplicable to BNDES C ontracts"; b) any statement or document signed or deliv ered by Vale found to be false; c) Protest, remaining unjustified for more than 60 day s and materially affecting Vale's ability to pay the C ontract, initiate court-superv ised or out-of-court reorganization or hav e its required or declared bank ruptcy; d) except in the cases set forth in the C ontract, change in Vale's indirect control, without prior and express authorization from the BNDES, during the term of the C ontr act, which: d.1) for the effect of the prov isions of letter d, means a change that represents the entry of the new shareholder into Valepar's capital with a participation of more than 20%; e) Vale interrupts its activ ities; f) Vale is in breach of the conditions set forth in the C ontract; g) there is a final and unappealable judgement due to the practice of acts regarding child labor, slav e labor or crime against the env ironment, unless the remedy is imposed or while the judgement imposed on Vale is being fulfilled. A ny early maturity can only be declared within 60 day s of the notification being sent to Vale; h) if there is inclusion, as per the company agreement or authorized representation of Vale from a special quorum to approv e matters that limit its control by the respectiv e controlling shareholders, or include a dev ice that : h.1) restricts Vale's capacity to grow or technological dev elopment; h.2) restricts Vale’s access to new mark ets; or h.3) restricts or impairs the ability to pay the financial obligations arising from such a transaction; i) there is a reduction in Vale's staff without offering a training program geared to job opportunities in the region and/or a program to relocate work ers to other companies; j) not keep the following indices during the term of the agreement: (i) due to a Debt to A djusted EBITDA ratio of less than or equal to 4.5 (only observ ed in relation to the calculations to be carried out based on the financial results referring to financial y ears of 2015 and 2016, the index of 5.5 will prev ail); and (ii) due to the A djusted EBITDA ratio on Interest Expenses being greater than or equal to 2.0. A nd, in the ev ent of failure to comply with these indices, not within 60 day s from the date of written communication, collateral, accepted by the BNDES, for an amount corresponding to at least 130% of the v alue of the debt. k ) they are certified, as a Federal Deputy or Senator, a person who carries out a remunerated role at Vale, or is among its owners, controllers or directors, persons inv olv ed in the prohibitions prov ided for by the C F, art. 54, I and II. In the ev ent that the funds are used for a purpose other than the agreement, early maturity and immediate suspension of any disbursement shall occur, and Vale shall be subject, as from the day following that established by court or out-of-court notification, to a fine of 50% on amount released and not prov en, plus charges due. Nature and Reasons for the operation / other relevant information The applicable interest rate is Libor 4.50 p.a. fixed in reais. Financing to acquire Brazilian machinery and equipment to serv ice the Pier IV Project and to implement Mobile C rushing, Transport and Deposition Sy stem of waste rock , located in the C arajás C omplex in Parauapebas (PA ).

Name of the related party Banco Nacional de Desenv olv imento Econômico e Social - BNDES T ransaction date 03/25/2011 A mount involved (R $) 102,536,220.00 Existing balance (R $) 48,943,097.43 A mount of the related party Not applicable Duration 04/15/2021 Loan or other type of debt Yes Interest Rate 5.500000 Relationship with the Company Indirect controlling shareholder Object of the contract Financing to acquire the Handling and Transportation Sy stem, called the 5th Shipping Line, to be installed at the Ponta da Madeira Maritime Terminal in São Luís (MA ) to serv e the Pier IV project. If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions BNDES may declare early maturity , with the debt being demanded and the immediate withdrawal of any disbursement, if, in addition to the conditions prov ided for in articles 39 and 40 of the "PRO VISIO NS A PPLICABLE TO BNDES C O NTRA C TS", BNDES can prov e: a) the reduction of Vale's staff without offering a training program and/or employ ee relocation program in other companies; b) the existence of a unappealable jud gement as a result of the acts carried out, by the Beneficiary , that matter in a crime against the env ironment or do not comply with the legislation that deals with child labor and slav e labor, observ ing the following. c) the inclusion, in a company agreement, its articles of organization or articles of incorporation of Vale or a company which controls it, by means of which a special "quorum" is required to deliberate or approv e matters that limit or curtail control of any of these companies by their contro lling shareholders, or, in those documents that: i) restrict Vale's growth capacity or its technological dev elopment; ii) restrict Vale access to new mark ets; or iii) restrict or losses on the ability to pay the financial obligations arising from this transaction; d) does not constitute, in the ev ent of failure to reach the established lev els, within 60 day s from the date of BNDES's written communication, collateral, accepted by BNDES, for an amount corresponding to at least 130% of the v alue of the debt, unless in that period the lev els described below are reestablished: - Debt to A djusted EBITDA ratio of less than or equal to 4.5 (observ ing that only in relation to the calculations to be performed based on the financial results referring to the financial y ears of 2015 and 2016 will the index of 5.5 prev ail); and - A djusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. amended and consolidated on 06/28/2007. Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Indirect controlling shareholder Object of the contract Regulate the relationship between Vale and BNDES exploring mineral rights of deposits that exist, the size and undefined cost-effectiv eness in the C arajás mineral prov ince and, therefore, without registering Vale's assets upon priv atization. The A greement establishes bilateral rules with the purpose of regulating: the carry ing out of exploration work by Vale; the cases and the manner in which BNDES will prov ide funds to Vale to reimburse additional expenses arising from the exploration and pay ment of the respectiv e administration fee; the BNDES’ participation rights; the disposal or transfer of exploration targets and mining rights to third parties; the pay ment of a finder's fee that will be due by BNDES to Vale. If the issuer is a creditor or debtor Not applicable Warrants Not applicable T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information

Name of the related party Banco Nacional de Desenv olv imento Econômico e Social – BNDES T ransaction date 06/30/2010 A mount involved (R $) 175,882,585.50 Existing balance (R $) 65,036,155.70 A mount of the related party Not applicable Duration 7/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship with the Company Indirect controlling shareholder Object of the contract Financing for the acquisition of 2,558 new railway wagons to transport iron ore. If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions Early Maturity , regardless of an out-of-court notice or court request of performance: a) non-compliance with Vale's obligations; b) using funds for a purpose other than that prov ided for in the C ontract; c) inclusion in a company agreement or articles of incorporation of Vale, of a special quorum to approv e matters that limit its control by the respectiv e controlling shareholders, or inclusion of a dev ice that: 1) restricts Vale's capacity to grow or its technological dev elopment ; 2) restricts Vale’s access to new mark ets; or 3) restricts or losses on the ability to pay the financial obligations arising from this transaction; d) reduction of Vale's personnel without a training program geared to job opportunities in the region and/or work ers relocation program in other companies; e) the existence of an unappealable judgement due to the practice of acts that matter in a crime against the env ironment or non -compliance with the legislation that deals with child labor and slav e labor, being that: 1) there will be no early maturity if repairs are made or while serv ing a sentence imposed on Vale; 2) early maturity can only be declared within 60 day s of a Vale notification; f) certification as a Feder al Deputy or Senator, a person who carries out a remunerated function at Vale, or is among its owners, controlling shareholders or directors, persons inv olv ed in the prohibitions prov ided by the FC , art. 54, I and II, when there will also be an immediate withdrawal of any disbursement. There will be no default charges if pay ment occurs within 5 work ing day s of the date of the certification, otherwise the charges for early maturity due to default will be incurred; g) any of the conditions occurring as prov id ed for in art. 333 and 1425 of the C iv il C ode or failure to comply with art. 39 and 40 of the "Prov isions A pplicable to BNDES C ontracts"; h) mak ing a false declaration or document signed or deliv ered by Vale; i) Vale protest, the protest being unjustified for more than 60 day s and materially affecting Vale's ability to pay the C ontract, initiate court-supervised or out-of-court reorganization or bank ruptcy is required or declared on it; j) merger, consolidation or spin - off of Vale, unless (1) the resulting company is Vale itself; or (2) the resulting company maintains the financial indices described below; k) interruption of Vale's activ ities; l) lev y , sequestration, attachment, In the ev ent that funds granted under the C ontract are used for a purpose other than the acquisition of machines and equipment, BNDES, without prejudice to the foregoing, shall notify the Federal Public Prosecutor, for the purposes and effects of Law No. 7,492, dated 06.16.86. The C ontract will also expire early , with the debt demanded and immediate suspension of any disbursement, on the certification date as a Federal Deputy or Senator, a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons inv olved in the prohibitions prov ided for by the Federal C onstitution, article 54, items I and II. There will be no default charges, prov ided that it is paid within 5 (fiv e) business day s from the certification date, otherwise the charges for the early maturity due to default will be incurred. The declaration of early maturity based on that stipulated in item "b" above will not occur since the remedy is imposed or while the judgement imposed on the Beneficiary is being met, observ ing the legal process. In the ev ent that any of the conditions occur as prov ided for in item "b" abov e, subject to the prov isions abov e, BNDES may only declare the early maturity of the debt arising from the C ontract within 60 day s after the Beneficiary has been notified. Nature and Reasons for the operation / other relevant information The applicable interest rate is Libor 5.5 p.a. fixed in reais. It is financing to acquire the Handling and Transportation Sy stem, called the 5th Shipping Line, to be installed at the Ponta da Madeira Maritime Terminal in São Luís (MA ) to serv e the Pier IV project.

Name of the related party BNDES Participações S.A . – BNDESPA R T ransaction date 6/23/2015 A mount involved (R $) 0.00 Existing balance (R $) Not applicable A mount of the related party Not applicable Duration 12/15/2027 Loan or other type of debt No Interest Rate Relationship with the Company Indirect controlling shareholder Object of the contract VLI S.A . Stock O ption Purchase A greement ("A greement") held by Vale S.A . entered into with BNDESPA R. Under the aforementioned agreement, 140,239 options to purchase VLI S.A . shares were granted to BNDES, which may be exercised as of December 18, 2017 until Dec ember 15, 2027. This agreement stems from the agreements entered into between VA LE and BNDESPA R, which resulted in entering into, on June 23, 2015, an amendment to the deeds of the Priv ate Debentures Issue to finance the Norte Sul - FNS expansion project. W ithin the scope of that amendment, Name of the related party BNDES Participações S.A . – BNDESPA R T ransaction date 12/17/2007 A mount involved (R $) 1,407,420,000.00 Existing balance (R $) 1,238,865,741.56 A mount of the related party Not applicable Duration 12/17/2027 Loan or other type of debt Yes Interest Rate 0.800000 Relationship with the Company Indirect controlling shareholder Object of the contract Priv ate Issue of Debentures to Finance the expansion project of Ferrov ias Norte Sul - FNS. Three issues of debentures were made: 12/17/2007 (1st issue), 10/15/2009 (2nd issue) and 06/09/2011 (3rd issue). The amount inv olv ed as mentioned abov e corresponds to the sum of the amount of the 3 issues. If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions For information on termination conditions of the obligations under the aforementioned Issue, see item 18 of this Reference Form. Nature and Reasons for the operation / other relevant information The transaction is aimed at financing the expansion project of Ferrovia Norte Sul. The applicable interest rate is: TJLP + 0.8% p.a. VA LE and BNDESPA R enter into, on June 23, 2015, an amendment to the deeds of said issues, in order to exclude (i) the possibility of conv ertibility of the Debentures into shares issued by VLI, as well as to exclude all VLI and FNS obligations in the aforementioned deeds of issue, granting BNDESPA R, free of charge, options to purchase certain amount of common shares issued by VLI held by Vale. collection, bank ruptcy, or any other judicial or administrativ e measure, of the object of financial collaboration; m) non -compliance with any condition included in the C ontract. Financial Indicators to be met by Vale: Debt to A djusted EBITDA ratio of less than or equal to 4.5 (observ ing that only in relation to the calculations to be performed based on the financial results referring to the financial y ears of 2015 and 2016 will the index of 5.5 prev ail); and adjusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. A nd, in the ev ent of failure to comply with these indices, not within 60 day s from the date of written communication, collateral, accepted by the BNDES, for an amount corresponding to at least 130% of the v alue of the debt. A rticle 39.1 of the "Prov isions A pplicable to BNDES Contracts" shall be interpreted restrictiv ely and shall only apply to any pay ment default of Vale's obligations under the C ontract in question. Nature and Reasons for the operation / other relevant information The applicable interest rate is Libor 4.5 p.a. fixed in reais.

Name of the related party Banco Bradesco S.A . T ransaction date 06/30/2010 A mount involved (R $) 135.127,397,00 Existing balance (R $) 13,518,743.18 A mount of the related party Not applicable Duration 7/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship with the Company Brad spar S.A ., a signatory of Vale's Shareholders' A greement, and Banco Bradesco S.A . are under common control Object of the contract Financing to acquire Brazilian machinery and equipment to serv ice the Pier IV Project and to implement Mobile C rushing, Transport and Deposition Sy stem of waste rock (SME). If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions Early maturity : a) conditions of art. 333 and 1425 of the C iv il C ode or failure to comply with art. 39 and 40 of the "Prov isions A pplicable to BNDES C ontracts"; b) any statement or document signed or deliv ered by Vale found to be false; c) Protest, remaining unjustified for more than 60 day s and materially affecting Vale's ability to pay the C ontract, initiate court-superv ised or out-of-court reorganization or hav e its required or declared bank ruptcy; d) observ ing the prov isions in the C ontract, change in Vale's indirect control, without prior and express authorization from the BNDES, during the term of the C ontract, which: d.1) for the effect of the prov isions of letter d, means a change that represents the entry of the new shareholder into Valepar's capital with a participation of more than 20%; e) Vale interrupts its activ ities; f) Vale is in breach of the conditions set forth in the C ontract; g) there is a final and unappealable judgement due to the practice of acts regarding child labor, slav e labor or crime against the env ironment, unless the remedy is imposed or while the judgement imposed on Vale is being fulfilled. A ny early maturity can only be declared within 60 day s of the notification being sent to Vale; h) if there is inclusion, as per the company agreement or authorized representation of Vale from a special quorum to approv e matters that limit its control by the respectiv e controlling shareholders, or include a dev ice that : h.1) restricts Vale's capacity to grow or technological dev elopment; h.2) restricts Vale’s access to new mark ets; or h.3) restricts or impairs the ability to pay the financial obligations arising from such a transaction; i) there is a reduction in Vale's staff without offering a training program geared to job opportunities in the region and/or a program to relocate work ers to other companies; j) not k eep the following indices during the term of the agreement: (i) due to a Debt to A djusted EBITDA ratio of less than or equal to 4.5 (only observ ed in relation to the calculations to be carried out based on the financial results referring to financial y ears of 2015 and 2016, the index of 5.5 will prev ail); and (ii) due to the A djusted EBITDA ratio on Interest Expenses being greater than or equal to 2.0. A nd, in the ev ent of failure to comply with these indices, not within 60 day s from the date of written notification, collateral, for an amount corresponding to at least 130% of the v alue of the debt. k ) they are certified, as a Federal Deputy or Senator, a person who carries out a remunerated role at Vale, or is among its owners, controllers or directors, persons inv olv ed in the prohibitions prov ided for by the C F, art. 54, I and II. In the ev ent that the funds are used for a purpose other than the agreement, early maturity and immediate suspension of any disbursement shall occur, and Vale shall be subject, as from the day (i) the possibility of conv erting the debentures into shares issued by VLI, (ii) all of the VLI and FNS obligations contained in those deeds of issue, granting BNDESPA R, through the A greement, options to purchase a certain quantity of common shares issued by VLI held by Vale. If the issuer is a creditor or debtor Not applicable Warrants None. T ermination or extinction conditions In the ev ent of non-compliance with any financial or non -financial obligation assumed by Vale, VLI or FNS in the C ontract, the prov isions of A rticles 39 to 47-A of the "Prov isions A pplicable to BNDES C ontracts" shall be complied with. Nature and Reasons for the operation / other relevant information

Name of the related party Banco Bradesco SA , succeeded by C IBRA SEC - C ompanhia Brasileira de Securitização T ransaction date 3/24/2015 A mount involved (R $) 700,000,000.00 Existing balance (R $) 909,788,893.64 A mount of the related party Not applicable Duration 4/20/2022 Loan or other type of debt Yes Interest Rate 8.80000 Relationship to issuer Brad spar S.A ., a signatory of Vale's Shareholders' A greement, and Banco Bradesco S.A . are under common control Object of the contract The C C B used as grounds for the C RI, to fund projects under the S11D Logística, in the Portuário de Ponta Madeira C omplex. If the issuer is a creditor or debtor Debtor Warrants Fiduciary sale of 0.0623% (94,319.31 m²) of the property , subject of the registration number 13.521, of the Registry of Real Estate of the Region of Itabira/MG A v al da Docepar S.A . T ermination or extinction conditions EA RLY MA TURITY a) non-pay ment, by the Issuer, of the Principal A mount, the Remuneration or the Mandatory Early Settlement amount within two Business Day s after the date on which such a pay ment becomes due; b) failure to comply with any other pecuniary obligation not mentioned in item "a" abov e, within 15 calendar day s after the date on which such a pay ment becomes due; c) non-compliance, by the Issuer, with any non -pecuniary obligation, principal or accessory , assumed in this C ertificate or in the Fiduciary Disposal A greement, not remedied within 60 day s of that non -compliance (if another remedy period has not been expressed and specifically prov ided for), prov ided that non-compliance causes a Material A dv erse Effect; d) in the ev ent that the Fiduciary Disposal becomes effectiv e, is effects become extinct or materially limited before full settlement of the obligations arising from this C ertificate, whether by nullity , annulment, termination, repudiation, information, mutual rescission or for any other reason attributable exclusiv ely to the Issuer, or if the Fiduciary Disposal becomes illegal and/or insufficient to ensure pay ment of the obligations contained in this C ertificate and prov ided that the Fiduciary Disposal is not replaced, reinforced or supplemented in the manner prov ided in the Fiduciary Disposal A greement; e) in the ev ent that the Issuer or the Surety practices or lodges, any acts or measures, judicial or extrajudicial, that aim to annul, question, rev iew, cancel, repudiate, suspend or inv alidate the Surety and/or any of the obligations of the Guarantor under this C ertificate, as the case may be; f) a statement of early maturity in relation to the obligations of the Issuer arising from any contracts or instruments to which it is subject, showing outstanding financing in the local or international mark et, in an indiv idual or aggregate amount, equal to or greater than R$ 250,000,000, updated annually , as of the Disbursement Date, by the positiv e v ariation of the General Price Index - Mark et, published by Fundação Getúlio Vargas ("IGPM"), or its equiv alent in other currencies, as long as it is legally recognized or uncontested/defended by the Issuer; g) settled, dissolv ed or terminated by the Issuer; h) (h.1) adjudication of bank ruptcy of the Issuer; (h.2) v oluntary bankruptcy filed by the Issuer; (h.3) filing for bank ruptcy of the Issuer, sought by third parties, not rebutted within the legal term; or (h.4) petition for court-supervised reorganization or out-of-court reorganization of the Issuer; i) change in the corporate purpose of the Issuer, as prov ided in its articles of incorporation in force on the Disbursement Date, prov ided that, as a result, the Issuer ceases to engage in mining activ ities; and proof that any of the statements made by the Issuer on this C ertificate is false or incorrect in any material respect. PERMISSIVE EA RLY REDEMPTIO N The C ertificates may be redeemed early after three y ears as of the Issue Date, observ ing the terms contained in that C ertificate. following that established by a court or out-of-court notification, to a fine of 50% on amount released and not prov en, plus charges due. Nature and Reasons for the operation / other relevant information The applicable interest rate is Libor 4.5 p.a. fixed in reais.

Name of the related party C BSS - C ompanhia Brasileira de Soluções e Serv iços T ransaction date 1/16/2014 A mount involved (R $) 2,711,977,547.43 Existing balance (R $) 562,933,142.07 A mount of the related party Not applicable Duration 12/31/2019 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company C BSS is an entity controlled by Banco Bradesco SA Bradespar S.A ., a signatory to Vale's Shareholders' A greement, and Banco Bradesco SA are under common control. Object of the contract Prov ision of administration serv ices and the issue of documents of eligibility k nown as “meal-agreements" and / or “food -agreements", C ards to Name of the related party Banco Bradesco C artões S.A . and Banco Bank par S.A . T ransaction date 12/19/2013 A mount involved (R $) 2,079,396,954.10 Existing balance (R $) 1,358,562,278.34 A mount of the related party Not applicable Duration 12/31/2018 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Brad spar S.A ., a signatory of Vale's Shareholders' A greement, and Banco Bradesco S.A . are under common control Object of the contract Prov ision of the issue and management of corporate credit cards to use in Brazil and abroad. The pay ment of this contract is according to consumption (on demand), and there is no commitment/obligation for Vale to use it. If the issuer is a creditor or debtor Debtor Warrants Not applicable T ermination or extinction conditions The A greement may be terminated at any time by either Party upon written termination at least 180 day s in adv ance, without any claim, indemnity or compensation being paid to the Party receiv ing the resolution notice. In addition to the conditions prov ided by law, the C ontract may be terminated immediately without notice in the following cases: a) if any of the Parties enter into bank ruptcy, requests court-supervised reorganization or initiates out-of-court reorganization procedures, bank ruptcy or liquidation required; and b) if the C ontracted parties hav e canceled their authorizations to prov ide the contracted serv ices. W ithout prejudice to the other conditions for termination and the pay ment of a fine, when applicable, the A greemen t may be terminated, by prior notice of at least 60 day s, in the following cases: a) pay ment arrears for a period exceeding 60 day s; b) delay in the prov ision of information that is prov en to jeopardize the regular fulfillment of the obligations assumed in the C ontract that is not remedied within 30 day s after the receipt of notification by the other Party in this regard; and c) failure to comply with any of the obligations of the contract by the Parties that directly results in the impediment of the regular fulfillment of its contractual obligations, that are not remedied within 30 day s after the receipt of notification by the C ontracted Par ties to this effect. The contract is effectiv e only after 01/01/2014. The amount contracted includes sev eral Grupo Vale companies, of which R$ 1,996,341,245. 20 refers to Vale. Nature and Reasons for the operation / other relevant information Nature and Reasons for the operation / other relevant information The applicable interest rate is TJLP + 8.8% p.a. in reais Financing for civ il works in the logistic projects at the Port C omplex of Ponta Madeira. A greement transferred on the issue date to C IBRA SEC - C ompanhia Brasileira de Securitização.

 purchase C hristmas hampers, Vale C ulture C ards and C ards with pre-defined credit by the contracted party , in the form of magnetic cards or chip cards, according to av ailable technology , hereinafter referred to, regardless of their ty pe, "A LELO C A RD", by the C O NTRA CTED PARTY to VA LE (the "SERVIC ES") in Brazil, as well as the av ailability , in these C ards, of the respectiv e benefits, according to the amounts in reais pre-determined by Vale. The pay ment of this contract is according to consumption (on demand), and there is no commitment/obligation for Vale to use it. If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions In the ev ent that Vale terminates the C ontract before the termination of the minimum term of 5 y ears, Vale shall pay a fine to the C ontracted party , to be calculated as follows: i. up to 12 months: a fine equiv alent to 75% of the accumulated v alue of the commercial discount granted to Vale; i. from 13th to the 24th month: a fine equiv alent to 50% of the accumulated v alue of the commercial discount granted to Vale; i. from 25th to the 36th month: a fine equiv alent to 30% of the accumulated v alue of the commercial discount granted to Vale; iv . from 37th to the 48th month: a fine equiv alent to 10% of the accumulated v alue of the commercial discount granted to Vale; v . after the 49th month: exempt. W ithout prejudice to fulfilling its other rights, the C ontracted Party may terminate the C ontract without prior termination notice established in C lause 4.1 of the C ontract giv ing 12-months prior notice, without any claim, indemnification or compensation of benefits by VA LE. If the C ontracted Party does not observ e the conditions established abov e, they will be subject to a fine of R$ 1,000,000.00. W ithout prejudice to fulfilling its other rights, either Party may terminate the A greement by written notice to the other Party , without any claim, indemnity or compensation of the benefit by the Party receiv ing the notice, in the following cases: (i) application or decree of bank ruptcy, dissolution, liquidation or court-superv ised reorganization or extrajudicial reorganization of the other Party ; (ii) observ ing the prov isions of C lause Twelv e of the C ontract, occurrence of a fortuitous ev ent or force majeure regularly prov en that paraly zing the execution of the object of the C ontract for more than 30 day s, or if prov en, as soon as possible, to be able to indefinitely delay the fulfillment of the C ontract, either party may opt to terminate it, satisfy ing obligations mutually due, until the date of that impediment; (iii) failure to comply with any of the prov isions of the instrument or of the legal and regulatory provisions to which it is subject, if not remedied within 30 day s from the date of receipt of the notification sent by the compliant party to the non-compliant party , or within a period agreed by the parties at that time; (iv ) by Vale, if the C ontractor fails to comply with the prov isions of the Supplier C ode of C onduct, when applicable, and does not share the principles and v alues of Vale's Sustainable Dev elopment Policy and Human Rights Policy , where the documents are part of the C ontract; (v ) in case of prov en fraud by the defaulting Party . If there is a resolution justified by any of the Parties, in the scenario of item (iii) abov e, the Party that giv es cause, it shall not be subj ect to pay ing a fine for any pay able, without prejudice to satisfy ing the other rights of the Parties. If the A greement has been terminated for any reason, A LELO C A RDS in the Meal-A greement, Food-Agreement and C hristmas-Food deliv eries to Vale and respectiv e benefit balances that may still be outstanding, will be v alid for use during the period of the 90-day card after the effectiv e termination of the A greement and, thereafter, the A LELO C A RDS will be automatically canceled and the respectiv e benefit balanc es will be returned to Vale within 60 day s. In addition, the balances av ailable on the A LELO C A RDS as C ulture C ards will hav e indefinite v alidity . The contract is only effectiv e after 01/01/2014. The total amount contracted includes sev eral Grupo Vale companies, of which R$2,531,819,097.71 refers

Name of the related party Ferrov ia C entro A tlântica S.A . T ransaction date 01/01/2015 A mount involved (R $) 20,880,000.00 Existing balance (R $) 14,705,518.80 A mount of the related party Not applicable Duration Until the end of the concession of any of the railway s Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Subsidiary Object of the contract O perational A greement for the Mutual Use of Railway Infrastructure, as Mutual Traffic and the exchange of rolling stock between the participants. If the issuer is a creditor or debtor FC A – debtor EFVM - debtor and creditor Warrants Not applicable T ermination or extinction conditions The O perational C ontract may be resolv ed by any of the Participants, by means of written notification to the other Participant, without the right to any claim, compensation or indemnification, for the benefit of the Participant, in respect of which the Resolution was requested, due to the Resolution, in the following cases: (i) Non-compliance by the other Participant with any obligation set forth in the O perating A greement, unless the defaulting Participant remedies the non-compliance within 90 (ninety ) calendar day s after receipt of the written notice to this effect sent by the C reditor Partic ipant; (ii) application or decree of insolv ency , bank ruptcy or court-superv ised or out-of-court reorganization of the other Participant; and (iii)prov en occurrence of Gov ernment authority act, A ct of A dministration, fortuitous ev ent or of force majeure, that paraly zes the execution of the C ontract for more than 180 (one hundred and eighty) consecutiv e day s or ev en for early termination of the EFVM or FCA concession contracts. Name of the related party C BSS - C ompanhia Brasileira de Soluções e Serv iços T ransaction date 07/28/2014 A mount involved (R $) 52,868,847.14 Existing balance (R $) 29,348,078.89 A mount of the related party Not applicable Duration 07/27/2019 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company C BSS is an entity controlled by Banco Bradesco SA Bradespar S.A ., a signatory to Vale's Shareholders' A greement, and Banco Bradesco SA are under common control. Object of the contract Transportation management, acquisition and distribution serv ices for Vale employ ees and group companies in Brazil. The pay ment of this contract is according to consumption (on demand), and there is no commitment/obligation for Vale to use it. If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions The contract may be reported by either party , by means of formal notice at least 120 (one hundred and twenty ) day s prior to the early termination date. In this case neither party will indemnify or compensate, maintaining the obligations of the parties regarding the execution of serv ices and the pay ment of the price for serv ices rendered until the end of the contract. Should any of the parties fail to observ e the term of 120 (one hundred and twenty ) day s established in the contract, this party shall be subject to the pay ment of a fine for the amount of R$ 90,000.00. C ontracting shows the total amount of R $ 52,868,847.14 for all Vale Group companies, of which R$ 47,550,484.77 refers to Vale. Nature and Reasons for the operation / other relevant information to Vale. Nature and Reasons for the operation / other relevant information

Name of the related party VLI Multimodal S.A . and Vale S.A . T ransaction date 08/09/2013 A mount involved (R $) 14,044,277,674. 07 Name of the related party Vale S.A ., VLI Multimodal S.A ., FC A S.A . and FNS S.A . T ransaction date 08/09/2013 A mount involved (R $) 0.00 Existing balance (R $) Not applicable A mount of the related party Not applicable Duration 7/29/2027 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Subsidiary Object of the contract O ption to Buy and Sell Subject to Future Ev ents. Vale will pay , to VLI Multimodal, in case call options are exercised, prices determined by the residual v alue held by VLI Multimodal, considering the maintenance and improv ements recorded and the depreciation due to the time. For the classification of one or more assets as rev ersible assets: 1-The price to be paid for the assets will be the indemnity paid by the Granting Party to Vale, and FC A and FNS will be entitled to receiv e the amount nev er lower than the nominal v alue originally paid for each asset; 2 - if the amount of indemnity paid by the Granting Party is less than the price paid by Vale to FC A and FNS, Vale shall refund, to Vale, the difference, respecting the rule set forth in item "i" abov e. If the issuer is a creditor or debtor Not applicable Warrants Not applicable T ermination or extinction conditions There is no penalty for termination. Note, O ptions link ed to the v alidity of the A greement for the Prov ision of Rail Transport Serv ices and Related Serv ices entered into between Vale and VLI Multimodal on 07/12/2010. FC A and FNS own the wagons and loco motiv es ("A ssets"), indispensable for prov iding the serv ices, object of the Transportation C ontract, which is why FC A and FNS hav e leased the A ssets to Vale in an exclusiv e and irrev ersible manner for the term of the Transportation C ontract. Vale may acquire some or all of the A ssets only when one of the following conditions are met: a) A s determined by the Granting Party in this sense; b) Termination of the C oncession C ontracts for any reason; c) Termination of the Transportation C ontract for any reason; d) application or decree of insolv ency , bank ruptcy or court-supervised or out-of-court reorganization of VLI Multimodal, FC A and/or FNS; e) Non-compliance by VLI Multimodal, FC A and/or FNS with any obligation set forth in the LIA BILITIES A GREEMENT, except if the latter fails to remedy the non-compliance within a period of 15 calendar day s after the receipt of written notice to this effect sent by VA LE; f) If there is any third-party lawsuit, in a court or administrativ e proceeding, affecting one or more A ssets or the creation of any liens or encumbrance thereon, if the situation is not remedied by VLI Multimodal, FC A and FNS, as applicable, within 20 day s; and g) If VLI Multimodal, FC A and FNS, for any reason, remov es one or more A ssets transferred from the possession of VA LE without the express agreement of this and A NTT, in writing, if the situation is not remedied by VLI Multimodal, FC A and FNS, as applicable, within 20 day s. Nature and Reasons for the operation / other relevant information Nature and Reasons for the operation / other relevant information

Name of the related party Ferrov ia Norte Sul S.A . (through the C arajás Railroad - EFC ) T ransaction date 01/01/2015 A mount involved (R $) 1,202,131,584.17 Existing balance (R $) 1,038,169,827.90 A mount of the related party None Duration Until the end of the C oncession of any of the railway s Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Subsidiary Object of the contract Specific O perational C ontract, with the objectiv e of (i) carry ing out specific operations in mutual traffic and/or right of way , (ii) improv ing the ov eral operational efficiency for rail transport and the best conditions and attractiv eness, in relation to users in general terms, in order to increase the rail transportation between the parties, (iii) maintaining a high standard of relationship between the parties, so that it is possible to expand the serv ice to the demands to transport cargo in their catchment areas, inducing the economic dev elopment of the regions serv ed, all in acco rdance with the concession contracts, as well as, strictly in compliance with the technical standards and regulations applicable to the matter; and (iv ) to consider the A çailândia y ard as a crossing point for both railroads, which is in the State of Maranhão, operated by Vale, where trains will be exchanged with cargo shipped in mutual traffic. If the issuer is a creditor or debtor C reditor Warrants None T ermination or extinction conditions This A greement may be terminated by either Party through a notice or court or out-of-court notification, within a period of 30 day s, only in the ev ent of any breach by either Party of any prov ision of the A greement and prov ided that the non-compliant Party , upon receipt prior notification, in writing and with proof of receipt, identify ing the non-compliance, fail to correct its non-compliance within 90 day s. In the ev ent of termination, the Parties shall proceed in accordance with the legislation in force. Existing balance (R $) 690,516,929.55 A mount of the related party Not applicable Duration 06/29/2027 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer Subsidiary Object of the contract Prov ision of rail transport serv ices. If the issuer is a creditor or debtor C reditor Warrants The agreement prov ides for compensation for theft, loss or damage of goods and will be dealt with in a specific case and, if due, will be settled within 60 (sixty ) day s after receiv ing the request for indemnification. The price to be considered will be that declared in the inv oice at the time of transportation. T ermination or extinction conditions The contract may be terminated by either party by giv ing written notice to the other party , without the right to any claim, indemnity or compensation being due, to the benefit of the party in respect of which the resolu tion was requested, due to the resolution, in the following cases: (i) non-compliance by the other party with any obligation provided for in the contract, except if the non-compliance is remedied and if the defaulting party corrects it within ninety (90) d ay s after receipt of written notice, from the creditor of the obligation, to this effect; (ii) application or decree of insolv ency , bank ruptcy or court-supervised or out-of-court reorganization of the other party ; (iii) prov en occurrence of Government auth ority act, A ct of A dministration, fortuitous ev ent or of force majeure, that paraly zes the execution of the C ontract for more than 180 day s (one hundred and eighty ) day s; and (iv ) change in the direct or indirect corporate control of one of the parties, subject to the prov isions of item 16.2.1 of the agreement. There is no fixed amount defined for that serv ice agreement. A s such, the amount inv olv ed in relation to that agreement in the financial y ear ended December 31, 2017 is R$ 690,516,929.55, while the estimated v alue of that agreement on the termination date on July 29, 2027, brought to the present v alue, is R$ 14,044,277,674. 07. Nature and Reasons for the operation / other relevant information

Name of the related party C ompanhia Nipo Brasileira de Pelotização – Nibrasco T ransaction date 04/30/2008 A mount involved (R $) 970,085,157.84 Existing balance (R $) 22,552,816.67 A mount of the related party Not applicable Duration Three y ears with automatic renewal Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company A ffiliate Object of the contract A sset lease agreement. Vale leased the two Nibrasco pelletizing plant, by pay ing a fixed and a v ariable portion according to the performance of the assets. Term of the contract is three y ears, successiv ely renewable for the same period. Name of the related party C ompanhia Hispano Brasileira de Pelotização – Hispanobrás T ransaction date 05/16/2012 A mount involved (R $) 433,770,098.42 Existing balance (R $) 399,972,246.50 A mount of the related party Not applicable Duration Three y ears with automatic renewal Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company A ffiliate Object of the contract A sset lease agreement. Vale leased the Hispanobrás pelletizing plant, by pay ing a fixed and a v ariable portion according to the performance of the assets. Term of the contract is three y ears, successiv ely renewable for the same period. Leasing of industrial assets is part of the new business model chosen by shareholders for being able to capture sy nergies and reduce inefficiencies, ensuring better profitability and return to shareholders. If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions Either party shall hav e the right not to continue the lease after a period of three y ears prov ided that it sends the other party written notice at least one y ear before the end of that period. The renewal terms of this agreement are under negotiation between the parties. Nature and Reasons for the operation / other relevant information Name of the related party Baov ale Mineração S.A . T ransaction date 10/10/2001 A mount involved (R $) 773,765,410.06 Existing balance (R $) 124,234,188.32 A mount of the related party Not applicable Duration 20 y ears (up to 10/18/2021) Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Subsidiary of the Shared C ontrol Object of the contract Leases If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions The contract may be terminated: - due to a fortuitous ev ent or force majeure, pursuant to art. 1,058 and sole paragraph of the C iv il C ode; - as agreed by the parties; - by resolution, by one of the parties, due to a breach of an obligation by the other; - bank ruptcy or bank ruptcy proceedings by either party . Nature and Reasons for the operation / other relevant information Nature and Reasons for the operation / other relevant information

Name of the related party VLI Multimodal S.A . T ransaction date 07/01/2012 A mount involved (R $) 8,385,616,086.23 Existing balance (R $) 7,009,865,798.77 A mount of the related party Not applicable Duration 09/23/2039 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Subsidiary Object of the contract Prov ision of Port Serv ices for C argo and Related Serv ices in the Praia Mole Priv ate Terminal for Mixed Use, in the Terminal of Miscellaneous Products and at the Graneis Líquidos Terminal. O n Nov ember 29, 2013 the Parties entered into the first amendment to the contr act in order to ensure improv ements in contractual management and control of compliance with contractual obligations. If the issuer is a creditor or debtor C reditor Warrants Not applicable T ermination or extinction conditions Failure by the other party to comply with any obligation set forth in the agreement, unless the non-compliant party remedies the non-compliance within 90 calendar day s after the receipt of written notice to this effect from the creditor party . A pplication or decree of insolv ency , bank ruptcy or court-supervised or out-of-court reorganization of the other party ; Prov en occurrence of Government authority act, A ct of A dministration, as defined in the contract, fortuitous ev ent or force majeure, that paraly zes the execution of the C ontract for more than 180 day s. change in the direct or indirect corporate control of one of the parties. C ancellation Penalty R$ 80,615,659.69. Name of the related party C ompanhia Ítalo Brasileira de Pelotização – Itabrasco T ransaction date 9/30/2008 A mount involved (R $) 410,863,283.84 Existing balance (R $) 6,635,952.72 A mount of the related party Not applicable Duration 12/31/2018 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company A ffiliate Object of the contract A sset lease agreement. Vale leased the Itabrasco pelletizing plant, by paying a fixed and a v ariable portion according to the performance of the assets. C ontract term is 10 (ten) y ears and 3 (three) months. Leasing of industrial assets is part of the new b usiness model chosen by shareholders for being able to capture sy nergies and reduce inefficiencies, ensuring better profitability and return to shareholders. If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions The renewal terms of this agreement are under negotiation between the parties. Nature and Reasons for the operation / other relevant information Leasing of industrial assets is part of the new business model chosen by shareholders for being able to capture sy nergies and reduce inefficiencies, ensuring better profitability and return to shareholders. If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions Either party shall hav e the right not to continue the lease after a period of three y ears prov ided that it sends the other party written notice at least one y ear before the end of that period. Nature and Reasons for the operation / other relevant information reorganization, insolvency, or court-supervised or Name of the related party Samarco Mineração S.A . T ransaction date 04/12/2004 A mount involved (US$) 11,037,037,794. 27 Existing balance (US$) 0.00 A mount of the related party (US$) US$ 3,385,594,415.42 Duration 20 y ears v alid until 12/31/2026 Loan or other type of debt Not applicable Interest Rate 0.0000 Relationship with the Company 50% Shareholder Object of the contract Sale by Vale of currently non-usable material such as run-of-mine (ROM) to Samarco. The amount inv olv ed corresponds to the amount in Reais as of December 31, 2017, corresponding to US$ 3,385,594,415.42. The A greement establishes the annual quantities to be supplied and the prices charged v ary throughout the term of the contract because they are defined and affected based on the mark et conditions and the specifics of the pricing agreed with the client. A t the date of this Reference Form, the contract remains in force, but with its balance cleared due to the statement of Force Majeure as a result of the collapse of the Samarco dam, it is not possible to estimate the amounts receiv able under the aforementioned C ontract. If the issuer is a creditor or debtor C reditor Warrants None. T ermination or extinction conditions In the event of default for more than 90 days, bankruptcy, extrajudicial dissolution, stoppage of supplies or receipts for more than 90 days, by order of the competent authority, fortuitous event or force majeure for more than 90 days, non-compliance to any un-remedied clause within Name of the related party C ompanhia C oreano Brasileira de Pelotização – Kobrasco T ransaction date 05/06/2008 A mount involved (R $) 555,225,221.51 Existing balance (R $) 18,257,153.68 A mount of the related party Not applicable Duration Fiv e y ears with automatic renewal Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company A ffiliate Object of the contract A sset lease agreement. Vale leased the Kobrasco pelletizing plant, by pay ing a fixed and a v ariable portion according to the performance of the assets. Term of the contract is fiv e (5) y ears, successiv ely renewable for the same period. Leasing of industrial assets is part of the new busin ess model chosen by shareholders for being able to capture sy nergies and reduce inefficiencies, ensuring better profitability and return to shareholders. If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions Either party shall hav e the right not to continue the lease after a period of fiv e (5) y ears prov ided that it sends the other party written notice at least one y ear before the end of that period. The renewal terms of this agreement are under negotiation between the parties. Nature and Reasons for the operation / other relevant information Note, Prov ision of Vale's serv ices to VLI Multimodal for general cargo handling in order to enable VLI Multimodal customers to be serv ed by port terminals, aiming at the search for efficiency , excellence and enhancement of the relationships and serv ices offered jointly , with an increase of v olume handled at the terminals and consequent increase of profits. Nature and Reasons for the operation / other relevant information

Name of the related party MRS Logística S.A . T ransaction date 01/01/2011 A mount involved (R $) 21,534,464,000. 00 Existing balance (R $) 11,290,335,474. 11 A mount of the related party Not applicable Name of the related party Samarco Mineração S.A . T ransaction date 12/30/2009 A mount involved (R $) 20,370,000.00 Existing balance (R $) 0.00 A mount of the related party 20,370,000.00 Duration 11 y ears in force until 12/21/2020 or until the agreed v olume supplied. Loan or other type of debt No Interest Rate Not applicable Relationship with the Company Shareholder - 50% Object of the contract Purchase and sale, in metal aggregate, of ore not usable by both companies. The A greement establishes the annual quantities to be supplied and the prices charged v ary throughout the term of the contract because they are defined and affected based on the mark et conditions and the specifics of the pricing agreed with the client. A t the date of this Reference Form, the contract remains in force, but with its balance cleared due to the statement of Force Majeure as a result of the collapse of the Samarco dam, it is not possible to estimate the amounts receiv able under the aforementioned C ontract. If the issuer is a creditor or debtor C reditor and/or Debtor. Since it is a contract to purchase and sell of metal aggregate, the C ompany can assume both the position of creditor and debtor within the scope of that contract. Warrants None T ermination or extinction conditions In case non-compliance not remedied within 60 day s, extrajudicial bank ruptcy, stoppage of supplies or receipts for more than 30 day s, by order of competent authority . Nature and Reasons for the operation / other relevant information Name of the related party Samarco Mineração S.A . T ransaction date 12/31/2014 A mount involved (R $) 4,137,757.39 Existing balance (R $) 0.00 A mount of the related party 4,137,757.39 Duration Until the registration of the Contract into the Real Estate Registry. Loan or other type of debt No Interest Rate 0.0000 Relationship with the Company 50% Shareholder Object of the contract Easement institution and subsequent sale of properties between Vale and Samarco, with the purpose of enabling the implementation of a project in the Vale do Brumado . A t the date of this Reference Form, the contract remains in force, but with its balance cleared due to the statement of Force Majeure as a result of the collapse of the Samarco dam, it is not possible to estimate the amounts receiv able under the aforementioned C ontract. If the issuer is a creditor or debtor Debtor Warrants None. T ermination or extinction conditions None. Nature and Reasons for the operation / other relevant information 30 days. Nature and Reasons for the operation / other relevant information

Name of the related party Minerações Brasileiras Reunidas S.A . – MBR T ransaction date 01.06.2007 A mount involved (R $) 9,392,670,396.17 Existing balance (R $) 42,787,096,770. 72 A mount of the related party It is not possible to ascertain Duration 05/31/2037 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Subsidiary Object of the contract C ontract to lease Establishments, v ariable depending on the production of the MBR operating units multiplied by v ariable factor depending on the Platts IO DEX Iron O re fines 62% Fe C FR North C hina (factors prov ided for in a lease agreement for Platts ranges). The consideration is pay able quarterly , by Vale to MBR, and must mak e pay ments until the 15th day following the close of the quarter in question, in Brazilian currency . Vale sends reports to MBR containing the production measured in the period and the methodology used to measure it, as well as daily information Duration 11/30/2026 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company A ffiliate Object of the contract The purpose of the normal contract is the prov ision, by MRS to VA LE, of a iron-ore railroad serv ice, from the iron-ore terminals called the A ndaime Terminal, the C órrego do Feijão Terminal, the Á gua Santa Terminal, the O lhos D´Á gua Terminal, Sarzedo Nov o Terminal - TC S (Sarzedo Loading Terminal), Sarzedo Terminal, A lberto Flores Terminal, Souza Noschese Terminal, Juiz de Fora Terminal located in the State of Minas Gerais, and any other Terminals that may be used - for which the transport conditions will be negotiated at the time - to the Guaíba, C PBS, C SA and Patrag unloading terminals, where the first three are located in the State of Rio de Janeiro and the last one in Minas Gerais (O uro Branco). If the issuer is a creditor or debtor Debtor Warrants During the term of the A greement, VA LE will guarantee MRS the minimum pay ment at 85% (eighty -fiv e percent) of MRS's Scheduled A nnual Rev enue, based on adjusted annual v olumes. MRS shall tak e out O ptional C iv il Liability Insurance for personal and material damages caused to third parties, at its own expense, to pay the costs of the corresponding policies, from which copies must be tak en and sent to VA LE together with the general conditions of the respective insurance. The same applies to VA LE in relation to the insurance of its liability or attribution. T ermination or extinction conditions The contract may be terminated, by right, by either party , by written notification to the other party , if, together or not, any of the following ev ents occur: 1. Failure by any party to comply with any clause, condition or prov ision of the contract, prov ided that the non -compliance is not remedied within 60 (sixty ) consecutiv e day s of the abov e-mentioned notice; 2. A djudication of bank ruptcy, deferral of a petition for court-superv ised or out-of-court reorganization, dissolution or liquidation, declared or approv ed, of any of the parties; 3. By determination of the Granting A uthority , suspension by the competent authorities of the serv ice, or by the termination of the MRS concession; 4. If MRS unjustifiably terminates the serv ice, in whole or in part, without the prior and express written notice or consent of Vale, for more than 10 consecutiv e day s or 30 (thirty ) alternate day s; 5. Suspension of the serv ice, due to a fortuitous ev ent or force majeure, for a period exceeding 60 (sixty ) day s; 6. If one of the parties transfers the contract, without prior written k nowledge and agreement of the other party , observ ing C lause Eighteen. Nature and Reasons for the operation / other relevant information

Name of the related party Biopalma da A mazônia S.A . Reflorestamento, Indústria e C omércio T ransaction date 03/17/2011 A mount involved (R $) 552,000,000.00 Existing balance (R $) 784,628,235.57 A mount of the related party Not applicable Duration 7/16/2022 Loan or other type of debt Yes Interest Rate 4.500000 Relationship with the Company Subsidiary Object of the contract Inv estment financing If the issuer is a creditor or debtor C reditor Warrants None T ermination or extinction conditions EA RLY REDEMPTION: Biopalma may redeem the Debentures early , in full or partially , without any fine. If Biopalma wishes to redeem the Debentures early , they must send written notification to VA LE. In the ev ent of early redemption of the Debentures, in accordance with clause 5.6.2 of the deed, Biopalma shall pay VA LE, within 30 day s of the notice of early redemption, in full, the debit balance of the Debentures. EA RLY MA TURITY: VA LE may declare early maturity , regardless of notice, written request of performance, court or out-of-court notification, in the occurrence of any of the following ev ents: 1. Failure by Biopalma to pay, on the due dates, the principal amount, the Remuneration or any other monetary obligations; 2. Failure to comply with any obligations set forth in the Deed, not remedied within 10 day s; 3. In the ev ent Biopalma mak es a guarantee or assumes, in whole or in part, any financial or other obligation of another entity , or authorizes any Subsidiary , directly or indirectly , to prov ide any guarantee or assume any obligation under the contract, except with the prior written approv al of VA LE; 4. Failure, by Biopalma or its subsidiaries, to comply with any obligations and conditions set forth in any other agreements to which they are parties, not remedied within 30 calendar day s, except those mentioned in sub -paragraphs (a) and (b) abov e where no remedy period applies; 5. Non -renewal, cancellation, rev ocation or suspension for a period of more than 30 days from the occurrence of the ev ent, authorizations and licenses, including env ironmental permits and those granted by regulatory bodies, required to construct, operate and maintain its Project and Subsidiaries; 6. A ddition, suspension, cancellation, termination or declaration of inv alidity or total or partial ineffectiv eness of the Deed, without the prior written consent of VA LE; 7. C laim for court-supervised reorganization or submission to any creditor of a request for negotiation of an out-of-court reorganization plan, sought by Biopalma, or its Subsidiaries; 8. Motio n to dismiss, liquidate, dissolv e, insolv ency , motion for v oluntary bankruptcy, bank ruptcy filing not defeated within the legal term or adjudication of bank ruptcy of Biopalma, its Subsidiaries; 9. Failure to obtain or renew any approv al, permission, registration or gov ernmental authorization needed for Biopalma to comply with its obligations set forth in the Deed; 10. O ccurrence of a Material A dv erse Effect; 11. Initiate any proceeding, arbitration or administrativ e proceeding against Biopalma or its Subsidiaries that is, in VA LE's reasonable opinion, lik ely to cause a Material A dv erse Effect, as well as lev y any of Biopalma assets in excess of R$ 500,000.00; 12. Initiate a process, arbitration or administrativ e and/or court proceeding related to env ironmental matters; 13. Reduce the share capital of Biopalma, without the prior consent of VA LE; 14. Early maturity of any financial obligations of Biopalma, its Subsidiaries, on the local or international mark et in v alue, indiv idually or in aggregate, in on the price of iron ore on the international mark et to enable MBR to check if the v alue complies with it. The amount included under "A mount inv olv ed" refers to the amount realized from September 2007 to December 2017. If the issuer is a creditor or debtor Debtor Warrants None T ermination or extinction conditions Through mutual recession or under the conditions of the Usufruct A greement of Shares of Empreendimentos Brasileiros de Mineração S.A . – EBM terminate Nature and Reasons for the operation / other relevant information related to the cultivation, production and Name of the related party A liança Geração de Energia S.A (C andonga) to Vale S.A . T ransaction date 02/27/2015 A mount involved (R $) 716,429,367.34 Existing balance (R $) 597,683,220.95 A mount of the related party Not applicable Duration 20 y ears, until 05/24/2035 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer A ssociate (Shared C ontrol) Object of the contract C ontract for A liança Energia S.A . to supply energy to Vale SA , with annual IPC A adjustment. Name of the related party A liança Geração de Energia S.A (Porto Estrela) to Vale S.A . T ransaction date 02/27/2015 A mount involved (R $) 350,494,070.58 Existing balance (R $) 282,398,678.95 A mount of the related party Not applicable Duration 17 y ears, until 07/09/2032 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer A ssociate (Shared C ontrol) Object of the contract C ontract for A liança Energia S.A . to supply energy to Vale SA , with annual IPCA adjustment. If the issuer is a creditor or debtor Not applicable Warrants None. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information Name of the related party Norte Energia S.A T ransaction date 12/10/2012 A mount involved (R $) 15,616,171,098. 59 Existing balance (R $) 15,101,933.61 A mount of the related party Not applicable Duration 30 y ears, up to 08/26/2045 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer A ffiliate Object of the contract C ontract for Norte Energia S.A to supply energy to Vale SA , with annual IPCA adjustment If the issuer is a creditor or debtor Not applicable Warrants None T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information excess of R$ 500,000.00; 15. Legitimate protest against Biopalma, its Subsidiaries, indiv idually or for an aggregate v alue ov er R$ 200,000.00, unless, within 30 day s of the protest, (i) its v alidly is prov en by Biopalma that the protest was carried out by mistak e or in bad faith; (ii) the protest is canceled or its effects are suspended, or (iii) sufficient guarantees are prov ided in court; 16. If VA LE or its Subsidiary ceases to be a shareholder of Biopalma; and 17. Biopalma, its Subsidiaries undergo any corporate reorganization. Nature and Reasons for the operation / other relevant information The applicable interest rate is: Libor 6M + 4.5% p.a. The purpose of the transaction is to finance investments commercialization of palm oil. There were four (4) issues of debentures: 03/17/2011 (1st series of the 1st issue), 08/03/2011 (2nd series of the 1st issue) and 10/31/2011 (2nd issue) 02/23/2012 (3rd issue) and 06/15/2012 (4th issue). The amount, as mention ed above, corresponds to the sum of the amount all four issues.

Name of the related party A liança Geração de Energia S.A (C apim Branco II) to Vale S.A . T ransaction date 02/27/2015 Name of the related party A liança Geração de Energia S.A (C apim Branco I) to Vale S.A T ransaction date 02/27/2015 A mount involved (R $) 2,211,391,456.07 Existing balance (R $) 1,895,563,191.74 A mount of the related party Not applicable Duration 21 y ears, until 08/28/2036 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer A ssociate (Shared C ontrol) Object of the contract C ontract for A liança Energia S.A . to supply energy to Vale SA , with annual IPC A adjustment. If the issuer is a creditor or debtor Not applicable Warrants None. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information Name of the related party A liança Geração de Energia S.A (Igarapav a) to Vale S.A . T ransaction date 02/27/2015 A mount involved (R $) 789,593,935.18 Existing balance (R $) 614,194,000.97 A mount of the related party Not applicable Duration 13 y ears, until 12/28/2028 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer A ssociate (Shared C ontrol) Object of the contract C ontract for A liança Energia S.A . to supply energy to Vale SA , with annual IPC A adjustment. If the issuer is a creditor or debtor Not applicable Warrants None. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information Name of the related party A liança Geração de Energia S.A (Funil) to Vale S.A . T ransaction date 02/27/2015 A mount involved (R $) 1,048,669,882.29 Existing balance (R $) 892,699,729.25 A mount of the related party Not applicable Duration 20 y ears, until 02/19/2035 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer A ssociate (Shared C ontrol) Object of the contract C ontract for A liança Energia S.A . to supply energy to Vale SA , with annual IPC A adjustment. If the issuer is a creditor or debtor Not applicable Warrants None. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information If the issuer is a creditor or debtor Not applicable Warrants None. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information

Name of the related party Vale Energia S.A . to A liança Geração de Energia S.A . T ransaction date 10/01/2016 A mount involved (R $) 38,370,823.56 Existing balance (R $) 0.00 A mount of the related party Not applicable Duration 1 y ear, 12/31/2017 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer A ssociate (Shared C ontrol) Object of the contract C ontract for Vale Energia S.A . to supply energy to A liança Energia S.A . If the issuer is a creditor or debtor Not applicable Warrants None. Name of the related party A liança Geração de Energia S.A (Santo Inácio) to Vale Energia S.A . T ransaction date 09/01/2016 A mount involved (R $) 2,183,964,544.63 Existing balance (R $) 2,140,373,554.40 A mount of the related party Not applicable Duration 31 y ears, until 06/30/2047 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer A ssociate (Shared C ontrol) Object of the contract C ontract for A liança Energia S.A . to supply energy to Vale SA , with annual IPC A adjustment. If the issuer is a creditor or debtor Not applicable Warrants None. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information Name of the related party A liança Geração de Energia S.A (A imorés) to Vale S.A . T ransaction date 02/27/2015 A mount involved (R $) 1,936,619,095.66 Existing balance (R $) 1,664,034,456.94 A mount of the related party Not applicable Duration 20 y ears, until 12/19/2035 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer A ssociate (Shared C ontrol) Object of the contract C ontract for A liança Energia S.A . to supply energy to Vale SA , with annual IPC A adjustment. If the issuer is a creditor or debtor Not applicable Warrants None. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information A mount involved (R $) 1,902,809,085.99 Existing balance (R $) 1,631,140,100.39 A mount of the related party Not applicable Duration 21 y ears, until 08/28/2036 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer A ssociate (Shared C ontrol) Object of the contract C ontract for A liança Energia S.A . to supply energy to Vale SA , with annual IPC A adjustment. If the issuer is a creditor or debtor Not applicable Warrants None. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information

Name of the related party A liança Geração de Energia S.A . to Vale S.A T ransaction date 07/01/2017 Name of the related party A liança Geração de Energia S.A . to Vale Energia S.A T ransaction date 09/01/2017 A mount involved (R $) 47,706,962.26 Existing balance (R $) 0.00 A mount of the related party Not applicable Duration 4 months, 12/31/2017 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer A ssociate (Shared C ontrol) Object of the contract C ontract for A liança Geração de Energia S.A . to supply energy to Vale Energia S.A . If the issuer is a creditor or debtor Not applicable Warrants None. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information The transaction cost is compatible with mark et costs. Name of the related party Vale Energia S.A . to A liança Geração de Energia S.A . T ransaction date 09/01/2017 A mount involved (R $) 48,457,826.27 Existing balance (R $) 0.00 A mount of the related party Not applicable Duration 4 months, 12/31/2017 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer A ssociate (Shared C ontrol) Object of the contract C ontract for Vale Energia S.A . to supply energy to A liança Geração de Energia S.A . If the issuer is a creditor or debtor Not applicable Warrants None. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information The transaction cost is compatible with mark et costs. Name of the related party Vale Energia S.A . to A liança Geração de Energia S.A . T ransaction date 01/04/2017 A mount involved (R $) 28,944,705.24 Existing balance (R $) 8,686.00 A mount of the related party Not applicable Duration 1 y ear, 08/31/2017 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer A ssociate (Shared C ontrol) Object of the contract C ontract for Vale Energia S.A . to supply incentiv ized energy to A liança Energia S.A . If the issuer is a creditor or debtor Not applicable Warrants None. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information The transaction cost is compatible with mark et costs. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information

Name of the related party FC A S.A . T ransaction date 10/11/2016 A mount involved (R $) 5,000,000.00 Existing balance (R $) 3,540,737.03 A mount of the related party Duration 10/11/2018 Loan or other type of debt NO Interest Rate 0.000000 Relationship with the Issuer Subsidiary Object of the contract Prov ision of railway transport serv ices of own cargo, by Vale to FC A , railway equipment (locomotiv es, track , railcars, etc.) and rails, with Vale being responsible for the stage relating to transport on the Vitória Railroad to Mines, excluding any ty pes of serv ices related to loading wagons at the loading terminals and unloading the wagons at the destination terminal, which are the sole responsibility of FC A . If the issuer is a creditor or debtor C reditor Warrants Not applicable T ermination or extinction conditions This contract may be terminated by either party by giv ing written notice to the other party , without any claim, indemnity or compensation being due, to the benefit of the party in respect of which the resolution was requested, in the following cases: a) application or decree of insolv ency , bank ruptcy or court-supervised or out-of-court reorganization or liquidation of the other party ; b) O ccurrence of a fortuitous ev ent or force majeure that stops the performance of the contract for more than 30 day s; c) Fraud; W ithout prejudice to fulfilling its other rights, Vale may , in its sole discretion, terminate this agreement by notify ing FC A , at least 30 day s in adv ance, without giv ing FC A the right of any claim, indemnification or compensation in the following cases: a) non-fulfillment of any obligation of the contract by FC A ; b) subcontracting and/or partial or total transfer, to third parties, of the obligations assumed in the contract; c) pay ment arrears for more than 30 day s. W ithout prejudice to the fulfilling the other rights, FC A may , at its sole discretion, terminate this agreement, by prior and express notification to Vale, at least 30 day s in adv ance, without Vale being entitled to any claim, indemnity or compensation in the following cases: delay in releasing information that compromises the length of the contract and non -compliance with any of the obligations in the contract. O nce the contract has terminated, for whatev er reason, the pending issues must be settled within a maximum period of 60 day s. For a Request for Termination due to a breach of a contractual obligation, the defaulting Party shall pay the other Party a non -compensatory fine in the amount corresponding to 10% of the total v alue of the approv ed contract, monetarily restated using the IPG-M/FGV - General Price Index of the Mark et. Nature and Reasons for the operation / A mount involved (R $) 5,270,433.68 Existing balance (R $) 4,473,392.56 A mount of the related party Not applicable Duration 3 y ears, until 06/30/2020 Loan or other type of debt No Interest Rate 0.000000 Relationship to issuer A ssociate (Shared C ontrol) Object of the contract Prov ision of Technical and A dministrativ e Serv ices of hy droelectric plants held by Vale If the issuer is a creditor or debtor Not applicable Warrants None. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information

Name of the related party FC A S.A . T ransaction date 05/01/2014 A mount involved (R $) 164,945,104.36 Existing balance (R $) 30,166,919.47 A mount of the related party Not applicable Duration 04/30/2019 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Issuer Subsidiary Object of the contract Sale of rail transportation serv ices of cargo by FC A to Vale of Hard coal, high-calcium and dolomitic limestone, lime, mill balls, following the flow of the following Name of the related party FNS S.A . T ransaction date 08/08/2017 A mount involved (R $) 450,000.00 Existing balance (R $) 348,928.15 A mount of the related party Duration 08/08/2018 Loan or other type of debt NO Interest Rate 0.000000 Relationship with the Issuer Subsidiary Object of the contract Prov ision of railway transport serv ices of own cargo, by Vale to FNS, for rails, with Vale being responsible for the stage relating to transport on the Vitória Railroad to Mines, excluding any ty pes of serv ices related to loading wagons at the loading terminals and unloading the wagons at the destination terminal, which are the sole responsibility of FNS. If the issuer is a creditor or debtor C reditor Warrants Not applicable T ermination or extinction conditions The contract may be terminated by either party by giv ing written notice to the other party , without any claim, indemnity or compensation being due, to the benefit of the party in respect of which the resolution was requested, in the following cases: a) application or decree of insolv ency , bank ruptcy or court-supervised or out-of-court reorganization or liquidation of the other party ; b) O ccurrence of a fortuitous ev ent or force majeure that stops the performance of the contract for more than 30 day s; c) Fraud; W ithout prejudice to fulfilling its other rights, Vale may , in its sole discretion, terminate this agreement by notify ing FNS, at least 30 day s in adv ance, without giv ing FNS the right of any claim, indemnification or compensation in the following cases: a) non-fulfillment of any obligation of the contract by FNS; b) subcontracting and/or partial or total transfer, to third parties, of the obligations assumed in the contract; c) pay ment arrears for more than 30 day s. W ithout prejudice to the fulfilling the other rig hts, FNS may , at its sole discretion, terminate this agreement, by prior and express notification to Vale, at least 30 day s in adv ance, without Vale being entitled to any claim, indemnity or compensation in the following cases: delay in releasing information that compromises the length of the contract and non -compliance with any of the obligations in the contract. O nce the contract has terminated, for whatev er reason, the pending issues must be settled within a maximum period of 60 day s. For a Request for Termination due to a breach of a contractual obligation, the defaulting Party shall pay the other Party a non -compensatory fine in the amount corresponding to 10% of the total v alue of the approv ed contract, monetarily restated using the IPG-M/FGV - General Price Index of the Mark et. Nature and Reasons for the operation / other relevant information other relevant information -

Name of the related party FC A S.A . T ransaction date 05/19/2017 A mount involved (R $) 2,036,166.97 Existing balance (R $) 1,287,189.33 A mount of the related party Not applicable Duration 05/19/2020 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Issuer Subsidiary Object of the contract Rail transport by FCA to Vale for mill balls ("Products") in the respective transport flow from Pedreiras Rio das Velhas (EPW), municipality of Sabará (MG), to IParque Industrial (EPI) and routes Tubarão x Prudente de Moraes, Matosinhos and/or Nov a Granja x Tubarão, Morro Grande x Tubarão, Matosinhos and/or Nov a Granja x Tubarão and Parque Industrial x Tubarão, respectiv ely . If the issuer is a creditor or debtor Debtor Warrants Tak e or pay for the contracted annual v olumes T ermination or extinction conditions The contract may be terminated by either party by giv ing written notice to the other party , without any claim, indemnity or compensation being due, to the benefit of the party in respect of which the resolution was requested, in the following cases: a) application or decree of insolv ency , bank ruptcy or court-supervised or out-of-court reorganization or liquidation of the other party ; b) O ccurrence of a fortuitous ev ent or force majeure that stops the performance of the contract for more than 90 day s; c) Fraud; W ithout prejudice to fulfilling its other rights, FC A may , in its sole discretion, terminate this agreement by prior and express notification to Vale, at least 30 day s in adv ance, without giv ing Vale the right of any claim, indemnification or compensation in the following cases: a) the failure of Vale to comply with any obligation of the contract that is not remedied within 30 day s after receipt of notification from FC A , as such; b) subcontracting and/or partial or total transfer, to third parties, of the obligations assumed in the contract, without the prior and express authorization of FC A ; W ithout prejudice to fulfilling its other rights, Valemay , in its sole discretion, terminate this agreement by prior and express notification to FC A , at least 30 days in adv ance, without giv ing FC A the right of any claim, indemnification or compensation in the following cases: a) delay in sending information that jeopardize the fulfillment of the obligations assumed under the contract, after notify ing FC A , and it does not prov ide that information within 10 work ing day s; and. b) the failure of FC A to comply with any obligation of the contract that is not remedied within 30 day s after receipt of notification from VA LE, as such. O nce the contract has terminated, for whatev er reason, the outstanding issues must be settled within a maximum period of 60 day s. The party that has given rise to the termination shall pay the other party a non-compensatory fine in the amount corresponding to 10% of the estimated value of the agreement, which totals R$ 136,220,643.98, monetarily restated based on the IGP-M/FGV variation - General Market Price Index, or other index that replaces it, as of the signature date the agreement until the fine payment date. The v alue of the fine shall be reduced proportionally to the number of months in which the contract was fulfilled in relation to the total period prov ided for in item 8.1 of the contract, counting from the signature date to the termination date, which shall nev er be less than R$ 2,724,412.88. Nature and Reasons for the operation / other relevant information

Name of the related party FC A S.A . T ransaction date 01/31/2014 A mount involved (R $) 6,480,356.94 Existing balance (R $) 1,648,607.58 A mount of the related party Not applicable Duration 01/31/2020 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Issuer Subsidiary Object of the contract Prov ision of rail freight serv ices by FC A to VA LE to transport diesel from the Embiruçu Pool (EYU) with Drumond (VDD) as the final destination. If the issuer is a creditor or debtor Debtor Warrants Not applicable Eldorado (EEL), municipality of Contagem (MG). The FCA is responsible for the stage related to transportation on the Ferrovia Centro Atlântica rail network, with loading at the loading terminal and unloading at the destination terminal, Vale's responsibility. If the issuer is a creditor or debtor Debtor Warrants There is no guarantee for v olume, contract without Tak e or pay T ermination or extinction conditions W ithout prejudice to fulfilling its other rights, either Party may terminate the A greement by written notice to the other Party , with immediate effect, without any claim, indemnity or compensation of the benefit by the Party receiv ing the termination notice, in the following cases: (i) A pplication or decree of insolv ency , bankruptcy or court-supervised or out-of-court reorganization of the other party ; (ii) in compliance with C lause Elev en, the occurrence of a fortuitous ev ent or force majeure regularly proven that stops the execution of the O BJEC T for more than 30 day s; (iii) in the ev ent that fines are imposed on the other Party reaching 10% of the amount stated in item 8.6; (iv ) material non-compliance with the applicable legislation on health and safety at work or the env ironment, especially VA LE's internal regulations, as well as applicable env ironmental licenses and their conditions; and/or (v ) fraud committed by a Party in con nection with the performance of its contractual obligations. W ithout prejudice to fulfilling its other rights, VA LE may , in its sole discretion, terminate this agreement by prior and express notification to the C O NTRACTED PA RTY, at least 30 day s in adv ance, without giv ing the C O NTRA CTED PA RTY the right of any claim, indemnification or compensation in the following cases: (i) the failure to comply with any obligation of the contract that is not remedied within 30 day s after receipt of notification from VA LE; and/or (ii) subcontracting and/or partial or total transfer, to third parties, of the obligations assumed, or the credits resulting from this contract, without the prior and express authorization of VA LE; W ithout prejudice to fulfilling its other rig hts, the C O NTRA CTED PARTY may , in its sole discretion, terminate this agreement by prior and express notification to VALE, at least 30 day s in adv ance, without giv ing VA LE the right of any claim, indemnification or compensation in the following cases: (i) unjustified pay ment arrears for a period exceeding 60 day s; (ii) unjustified delay s in the prov ision of information that is prov en to jeopardize the regular fulfillment of the obligations assumed in this C ontract that is not remedied within 30 day s after the receipt of notification by the C O NTRA C TED PA RTY in this regard; and/or (iii) failure to comply with any of the obligations of the contract by VALE that directly results in the impediment, by the C O NTRA CTED PARTY, of the regular fulfillment of its contractual obligations, that are not remedied within 30 day s after the receipt of notification from the C O NTRA C TED PA RTY to this effect. Nature and Reasons for the operation / other relevant information

Name of the related party Samarco Mineração S.A . T ransaction date 02/01/2016 A mount involved (R $) 0.00 Existing balance (R $) 0.00 A mount of the related party 0.00 Name of the related party Banco Nacional de Desenv olv imento Econômico e Social – BNDES T ransaction date 01/06/1997 A mount involved (R $) 76,251,999.65 Existing balance (R $) 1.103,813,410.13 A mount of the related party Not applicable Duration 03/31/2021 Loan or other type of debt Yes Interest Rate 6.500000 Relationship to issuer Indirect controlling shareholder Object of the contract Enable the dev elopment and implementation of the project for the use of mineral reserv es from the deposits of Salobo Metais S.A . If the issuer is a creditor or debtor Debtor Warrants Vale's corporate guarantee T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information The applicable interest rate is: IGP -DI + 6.50% p.a. Debentures issued by Salobo Metais S.A ., priv ately , which were fully subscribed by the National Bank for Economic and Social Dev elopment (BNDES). BNDES holds debentures issued by Salobo Metais S.A ., with a right to subscribe to Salobo preferred shares in exchange for part of the outstanding debentures, a right that expires two y ears after Salobo reaches an accumulated rev enue equiv alent to 200,000 tons of copper. For further information, refer to item 18 of this Reference Form. T ermination or extinction conditions This contract may be terminated by either party by giv ing written notice to the other party , without any claim, indemnity or compensation being due, to the benefit of the party in respect of which the resolution was req uested, in the following cases: a) application or decree of insolv ency , bank ruptcy or court-supervised or out-of-court reorganization or liquidation of the other party ; b) O ccurrence of a fortuitous ev ent or force majeure that stops the performance of the contract for more than 30 day s; c) Fraud; W ithout prejudice to fulfilling its other rights, Vale may , in its sole discretion, terminate this agreement by notify ing FC A , at least 30 day s in adv ance, without giv ing FC A the right of any claim, indemnification or compensation in the following cases: a) non-fulfillment of any obligation of the contract by FC A ; b) subcontracting and/or partial or total transfer, to third parties, of the obligations assumed in the contract; W ithout prejudice to the fulfilling the other rights, FC A may , at its sole discretion, terminate this agreement, by prior and express notification to Vale, at least 30 day s in adv ance, without Vale being entitled to any claim, indemnity or compensation in the following cases: delay in releasing information that compromises the length of the contract and non -compliance with any of the obligations in the contract. O nce the contract has terminated, for whatev er reason, the pending issues must be settled within a maximum period of 60 day s. The party that has giv en rise to the resolution shall pay the other party a fine in the amount of the av erage inv oicing for the last 3 months of this contract. O n January 31, 2017, the 1st A ddendum to the A greement was signed, amounting to R$ 2,988,528.24, totaling a new contractual v alue of R$ 6,480,356.94. The term was also changed, mak ing the contract effectiv e until January 31, 2020 between the parties. Nature and Reasons for the operation / other relevant information

Name of the related party Samarco Mineração S.A . T ransaction date 08/22/2017 A mount involved (R $) 0.00 Existing balance (R $) 0.00 A mount of the related party 0.00 Duration 360 day s Name of the related party Samarco Mineração S.A T ransaction date 10/06/2016 A mount involved (R $) 0.00 Existing balance (R $) 0.00 A mount of the related party 0.00 Duration 07/31/2017 or until the end of the contract. Loan or other type of debt No Interest Rate 0.0000 Relationship with the Company 50% Shareholder Object of the contract The lender (Samarco) assigns the mine operating equipment, located in the Germano C omplex, to the borrower (Vale SA ). The equipment consists of two Loaders, Model PM 993 or 994. This is a contract signed to formalize the emergency supply of block s for work s to contain the existing structures at Samarco. The loaned equipment was used to support the loading of block s. If the issuer is a creditor or debtor C reditor Warrants None. T ermination or extinction conditions Breach of anti-corruption laws. The non-return of the equipment will generate a daily fine of R$ 4,000.00. Nature and Reasons for the operation / other relevant information Duration The term of this contract is for an indefinite period until the needs of the borrower are fulfilled. Loan or other type of debt No Interest Rate Not applicable Relationship with the Company 50% Shareholder Object of the contract The Loan C ontract for Equipment and O ther Goods was entered into for Samarco to loan equipment to Vale. The lender (Samarco) giv es the borrower (Vale SA ) the mine operating equipment, located in the Germano C omplex. The equipment consists of three Locotrack s, three Hoppers, 300m C onv eyor Belt, two 8’’x21’’ Siev es , one hp400 C rusher, two 993 C A T and one RO C D-65 Drill. The non-deliv ery and return of the assets, up to the deadline agreed between the Parties, will imply a daily fine of R$ 20,000.00. If the issuer is a creditor or debtor C reditor Warrants None. T ermination or extinction conditions There may be termination: - By the adjudication of bank ruptcy of either party - In the failure to comply with any condition, not being able to demonstrate the remedy of the reason for possible default. - Breach of anti-corruption laws. Nature and Reasons for the operation / other relevant information

Name of the related party C O MPA NHIA SIDERÚRGIC A DO PEC EM – C SP T ransaction date 02/07/2018 Name of the related party Samarco Mineração S.A . T ransaction date A ugust 03, 2016 A mount involved (R $) 1,208,170,239.41 Existing balance (R $) 1,276,551,432.34 A mount of the related party 1,276,551,432.34 Duration 01/03/2019 Loan or other type of debt Yes Interest Rate 0.00000 Relationship to issuer 50% Shareholder Object of the contract Priv ate issue of 1,208,170,239.41 simple debentures, non conv ertible by Samarco, for the nominal v alue of R$ 1.00, totaling R$1,208,170,239.41. If the issuer is a creditor or debtor C reditor Warrants None. Nev ertheless, within 90 day s of obtaining the last license required for the resumption of Samarco's operational activ ities; or together with the prov ision of a guarantee for the benefit of any of its bank creditors, whichev er occurs first, the Debentures should be conv erted to the "collateralized" ty pe. T ermination or extinction conditions The following are circumstances of Early Maturity of the referred to issuance: (a) Non-fulfillment by the Issuer of any pecuniary obligation due under the terms of the Deed, not remedied within 5 business day s; (b) Default by the Issuer under the terms of any bond instruments and/or any financial contracts in which the Issuer is listed as a "Borrower" or loan tak er, including debentures under the Issue subscribed by BHP, which is not remedied in its respectiv e period of cure; (c) Default by the Issuer of any pecuniary obligations contracted in the local or international financial mark et, ev en if in the condition of guarantor, that are not remedied in their respectiv e periods of cure; (d) Ev ent of early maturity declared within the scope of the Issue subscribed by BHP; (e)A ny amendment to the prov isions of the deed in the scope of the Issue subscribed by BHP without the prior consent of Vale; (f)Failure by BHP to mak e the disbursement under the Issue subscribed by BHP after the applicable cure p eriod, or Samarco's waiv er of any of its rights under the Issue subscribed by BHP without Vale's prior consent, as prov ided in C lause 3.15. 7 of the Deed; (g) C onfirmation that the statements prov ided in the Deed by the Issuer are false, misleading, incorrect or incomplete in any material respect; (h) Transfer or any form of assignment or promise to third parties by the Issuer of the obligations assumed in the Deed; (i)Request for judicial or extrajudicial recov ery or self-bank ruptcy formulated by the Issuer or decree of bank ruptcy of the Issuer or any decision or judicial request to restructure or renegotiate debts with creditors or, also, any act similar to the prev ious ones Nature and Reasons for the operation / other relevant information The applicable interest rate is Libor + 1.15 percentage points per y ear. Loan or other type of debt No Interest Rate Not applicable Relationship with the Company 50% Shareholder Object of the contract The Lender (Samarco) deliv ers Flender DMG2 25.4 reducer and respectiv e bearings to the Borrower (Vale SA ) at its Pellet Plant VIII for the borrower to use. If the issuer is a creditor or debtor C reditor Warrants None. T ermination or extinction conditions There may be termination: - by either Party upon notification. - Failure to comply with any of its conditions that are no longer remedied by the defaulting party within 60 day s

A mount involved (R $) C SP - C ompanhia Siderúrgica do Pecém Existing balance (R $) 04/222015 A mount of the related party 4,328,525,000.00 Duration 4,951,250,494.06 Loan or other type of debt N/A Interest Rate 09/302027 Relationship to issuer N/A A mount involved (R $) Nacala BV Existing balance (R $) 12/15/2011 A mount of the related party 1,982,765,873.39 Duration 14,972,173,257. 14 Loan or other type of debt Not applicable Interest Rate 12/15/2034 Relationship to issuer Yes Object of the contract 7,44% a.a If the issuer is a creditor or debtor C ontroled Warrants 12 credit lines agreed in 12/15/2011 between Vale and Nacala BV. Resources were applied to financing the Moatize coal mine and Nacala C orridor. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information None A mount involved (R $) None Existing balance (R $) A mount involved (R $) Pangea Emirates Limited Existing balance (R $) 04/29/2016 A mount of the related party 1,059,214,486.61 Duration 3,856,627,902.08 Loan or other type of debt Not applicable Interest Rate Maturities up to 07/24/2034 Relationship to issuer Yes Object of the contract 6,54% a.a If the issuer is a creditor or debtor Mitsui agreed to participate in the Moatize coal mine Project (“Moatize Project”) and in the Nacala C orridor (“Nacala C orridor rail & port infrastructure Project”), that Vale has been operating and dev eloping in Mozambique. W ith the transaction, Mitsui acq uired all Pangea shares, a company established to finance the Moatize project. Warrants Six lines of loans agreed in 04/29/2016 between Pangea and Vale. T ermination or extinction conditions C reditor Nature and Reasons for the operation / other relevant information None A mount involved (R $) None Existing balance (R $) A mount involved (R $) 20,603,840,000. 00 Existing balance (R $) 20,467,648,574. 33 A mount of the related party Not applicable Duration 01/31/2036 Loan or other type of debt No Interest Rate 0.00 Relationship to issuer Related party Object of the contract Supply of iron ore and pellets If the issuer is a creditor or debtor C reditor Warrants None. T ermination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information

Object of the contract N/A If the issuer is a creditor or debtor N/A Warrants Vale S.A . corporate guarantee for the financing of C SP T ermination or extinction conditions N/A Nature and Reasons for the operation / other relevant information Yes A mount involved (R $) Guarantee trigger: C SP does not pay the debt serv ice on the maturity dates Existing balance (R $) Support the financing of the project

16.3 - Identification of measures taken to address the conflict of interest and demonstration of the strictly commutative nature of conditions agreed upon or appropriate compensation payment a. identify measures adopted to deal with conflict of interests Conflict of Interest and Company Management In accordance with Vale's Bylaws, the Board of Directors is responsible for deliberating on policies to avoid conflicts of interest between Vale and its shareholders or management, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature. Also under the Company's Bylaws, its Executive Officers are responsible for: (i) establishing and informing the Board of Directors of the individual Executive Directors' limits, respe cting the limits of the Board of Executive Officers established by the Board of Directors and (ii) to establish, within the limits established by the Board of Directors for the Executive Board, the limits of the competence along the hierarchical line of the administrative organization of Vale. Under the terms in the Policy of Related Parties of the Company, the Board of Directors and the Board of Executive Officers must certify that the transactions with related parties should be formalized in writing, under mutually agreed upon conditions, compliant with market conditions, including the appropriate compensation payment, if any. For that end, the Board of Directors counts on the assistance by the Governance, Compliance and Risk Committee which shall, among other things, ensure the effectiveness of mechanisms to address conflicts of interest in Company transactions, as well as opine on transactions with related parties submitted to the Board of Directors' resolution, under the terms of the Policy of Related Parties, and should be involved to evaluate the selection process and the conditions of the transaction, issuing an opinion on potential conflicts of interest. The Board of Directors may create groups, responding to the Board of Executive Officers that meet the specificities and nature of the operations, notwithstanding, the Board of Executive Officers and the management areas, as applicable, shall maintain the groups duly informed about transactions with related parties. Vale's Board of Executive Officers has delegated powers to negotiate, conclude or change a contract of any kind or value between Vale and its subsidiaries 100%, directly and / or indirectly owned by Vale, subject to the provisions of the Policy and Vale's internal rules. Conflict of Interest and General S ha r e holde r s ’ Me e ting Under the terms of the Bylaws and Policy of Related Parties, it is the responsibility of the Governance, Compliance and Risk Committee to issue an opinion on potential conflicts of interest between Vale and its shareholders or managers, as well as to evaluate the selection process and the conditions of transactions to be decided on the Board of Directors. Additionally, the shareholders or representatives of Vale's shareholders at the General Meetings must observe the following procedures in cases of conflict of interests . I. the shareholder or their representative must immediately express his conflicting private interest. If it is not done, another person may manifest the conflict; II. as soon as the conflict of interest is identified in relation to a specific topic, the shareholder or their representative involved will have access only to the documents or information on the matter disclosed to the market, under the terms of the legislation in force, and shall depart, including physically, of the discussions in the General Assembly, without neglecting their legal duties. The manifestation of conflict of interests, abstention and temporary removal should be recorded in minutes. If requested by the President of the Table, the shareholders and shareholders’ proxies, members of the Board of Directors or Board of Executive Officers of Vale involved in conflict of interests may partially participate in the discussion, aiming to provide further information about the Transaction with Related Party object of the discussion. In this case, they should be absent from the final portion of the discussion. It is also worth noting that the mechanism described below was formalized in the scope of the Policy to identify and resolve conflicts of interest in the Meetings of the Board of Directors and of the Executive Board, applying to the hypotheses the rules contained in Brazilian legislation: I. the member of the Board of Directors or of the Board of Executive Officers of Vale who is in a situation of conflict of interest must immediately express its conflicting private interest. If not done, another person may manifest the conflict; II. as soon as the conflict of interests is identified in relation to a specific topic, Vale's board member or Board of Executive Officers involved shall not receive any document or information on the matter and shall depart, even physically, from the discussions, without neglecting their legal duties. The manifestation of conflict of interests, abstention and temporary removal should be recorded in minutes; III. in the event of transactions with related parties involving a shareholder that is a signatory to the Shareholders' Agreement and, therefore, a member of the controlling group of Vale, the member(s) of the Board of Directors hereby indicated shall not receive any document or information on the subject matter and shall depart, even physically, from the discussions, requesting the registration in the respective minutes of the reason for their removal. The said Board member(s) shall return at the moment of the resolution to express their vote, observing the provisions of the Shareholders' Agreement, and the applicable legal provisions; IV. if requested by the Chairman of the Board of Directors or by the Chief Executive Officer, as the case may be, members of the Board of Directors or of the Board of Executive Officers involved in a conflict of interest may participate partially in the discussion, in order to provide more information about the transaction with related party object of deliberation. In this case, they should be absent from the final part of the discussion. In addition, the Code of Ethical Conduct provides that, in making decisions on Vale's behalf, the members of the Board of Directors and their Advisory Committees, the members of the Fiscal Council, the Chief Executive Officer and other Executive Officers, employees and trainees, subsidiaries (subject to local legislation) and any person acting on behalf of Vale or its subsidiaries, should always exclusively consider Vale's interests, not influencing or taking decisions that generate undue benefits for Vale or to people in their relationship, even if there is no harm to the company. In addition, they should always communicate to their superior situations that may represent a conflict of interests and act within their attributions to solve them. Violatiors of the provisions of the Code, other policies, norms, procedures and guidelines of Vale are subject to consequences, which include verbal or formal warning, suspension or dismissal. Disciplinary measures are applied considering the type of violation and its seriousness, the guidelines of Vale's Human Resources area and the applicable legislation. b. demonstrate the strictly agreement of conditions or appropriate compensation payment Transactions concluded with related parties are supported by prior, careful evaluations of the terms therein, so that they take place under strictly equitable conditions, obeying the normal market prices and conditions. Thus, transactions with related parties do not generate any undue benefits or harm to the parties involved. To check the equitable nature of operations with related parties, the Company reviews the financial viability of each operation vis-à-vis similar market transactions between unrelated parties. The Company uses comparative analysis methods. Transactions with related parties of the Company may, in general, be divided into: (i) Operational transactions, and (ii) Financial transactions. Within the operational part of its activities, Vale performs a substantial volume of transactions with its wholly owned subsidiaries, subsidiaries and companies under joint control with third parties, in view of its policy of integration of its activities in the production and commercial chain. Besides the extraction of minerals, Vale invests in activities related to transport, logistics, and energy services and supplies required to achieving its corporate purpose. In this context, several operational contracts have been signed between Vale and members of companies in its group, always taking care to observe fair and balanced terms and avoid discrepa ncies with market conditions, as required by Corporate and Tax laws. With respect to transactions of a financial nature, Vale seeks continuously and energetically to find the best options to raise and use resources available in local and international markets, with a view to securing or investing resources. Overall, investments are undertaken in order to maintain the liquidity of the Company available for its investments coupled with a conservative policy regarding the assuming of credit risk of counterpar ties, with a focus on maintaining its assets in first-tier banks. Find below the measures seen in main operations with related parties as mentioned in item 16.2, executed in the last fiscal year: Banco do Brasil S.A. (investment in Certificate of Bank Deposit - CDB) (September 09, 2017). The operation presented an adequate return to market conditions for the same cashflow and characteristics at the time of hiring. The investments are always compared to other counterparts with the same characteristics so that the hiring always represents the best conditions for the company regardless of whether it is related or not. In the context of Vale's decision-making process, the directors appointed by Litel did not receive any documents or information related to the matter or participated in the decision on such contracting.  Vale Energia S.A. for Aliança Geração de Energia S.A. (Energy supply contract) (April 01, 2017). The transaction was carried out under the same market conditions and followed the same evaluation criteria, pricing and procedures that guide negotiations with third parties not related to Vale, regardless of their value and characteristics.  Vale Energia S.A. for Aliança Geração de Energia S.A. (Energy supply contract) (September 01, 2017). The transaction was carried out under the same market conditions and followed the same evaluation criteria, pricing and procedures that guide negotiations with third parties not related to Vale, regardless of their value and characteristics.  Aliança Geração de Energia S.A. for Vale Energia S.A (Energy supply contract) (September 01, 2017. The transaction was carried out under the same market conditions and followed the same evaluation criteria, pricing and procedures that guide negotiations with third parties not related to Vale, regardless of their value and characteristics .  Aliança Geração de Energia S.A. for Vale S.A (Provision of Technical and Administrative Services of hydroelectric plants) (July 01, 2017). The transaction was carried out under the same market conditions and followed the same evaluation criteria, pricing and procedures that guide negotiations with third parties not related to Vale, regardless of their value and characteristics. FNS S.A. (Rail transport services of own cargo) (August 08, 2017). EFVM is the only feasible railroad alternative for the disposal of FNS own cargo in the southeast region, with no rail competitor. The choice for using EFVM brought flexibility for the rail transportation operation and also lower cost when compared to road transportation.   FCA S.A. (Rail transport of pebble mill feed) (May 19, 2017). The possible logistical alternatives for the disposal of this cargo are road or rail, and the road tip. FCA is the only possible rail alternative for the contracted route, with no other railroad competing. The option of using the FCA brought flexibility to the operation of receiving the imported pebble mill feed, in addition to a reduction of cost compared to road transportation.

16.4 - Other relevant information - Operations with related parties There is no other relevant information that has not been disclosed in the above items.

17. Capital stock 17.1 - Information on capital Authorization or approval date Capital value (in Reais) Term of payment Number of common shares (Units) Number of preferred shares (Units) Total number of shares (Units) Type of capital Issued Capital 21/12/2017 77,300,000,000.00 5,284,474,770 12 5,284,474,782 Share capital by share class Preferred share class Number of shares (Units) Security Preferred Class E 12 Type of capital Subscribed Capital 21/12/2017 77,300,000,000.00 5,284,474,770 12 5,284,474,782 Share capital by share class Preferred share class Number of shares (Units) Security Preferred Class E 12 Type of capital Paid Capital 21/12/2017 77,300,000,000.00 5,284,474,770 12 5,284,474,782 Share capital by share class Preferred share class Number of shares (Units) Security Preferred Class E 12

Type of capital Authorized Capital 27/06/2017 0.00 7,000,000,000 0 7,000,000,000 Share capital by share class Preferred share class Number of shares (Units) Security Preferred Class A 0

17.2 - Increases of share capital P riv ate S ubscription 27/06/2017 G eneral M eeting 14/08/2017 0.00 173,543,667 0 173,543,667 1.15112206 0.00 R$ per U nit Issuance of shares resulting from the merger of V alepar into V ale (" Merger"), approved at the C ompany's Special Shareholders' Meeting held on 06/27/2017, w hich became effective on 08/14/2017, by v irtue of compliance w ith the condition of minimum conversion of shareholders representing 54.09% of the preferred shares and the approval of the S pecial Shareholders' M eeting of Valepar S .A. held on 08/14/2017. The legal effect of the M erger is the deliv ery of 1,908,980,340 new common shares issued by Vale to V alepar shareholders replacin g 1,716,435,045 common shares and 20,340,000 preferred shares issued by Vale currently held by Valepar, which were extinguished as a result of the M erger. N evertheless, it bears emphasizing that of the 1,908,980,340 shares mentioned above, only 173,543,667 consist of additional shares to be issued (as compared to the number of shares currently issued by the C ompany) and deliv ered to V alepar's shareholders at the ratio currently held by them in V alepar's capital. T he quantity of the above-mentioned additional shares issued derives from the substitution ratio adopted in the M erger, as described in the V alepar S.A . into Vale S .A. Merger Justification P rotocol, considering an increase in the number of shares held by the shareholders of V alepar of 10% in relation to the shareholding position held by V alepar in V ale. Criterion for determination of the issue price N ot applicable, as the issuance of new shares resulted from the merger of Valepar into Vale. Form of payment Date of resolution Body that resolved on the increase Issue date T otal issue amount (In Reais) T ype of increase Common Shares (Units) Preferred Shares (Units) T otal shares (Units) Subscription / Previous capital Issue price Quote factor

17.3 - Information on stock splits, reverse splits and bonuses Justification for not completing the table: There have been no stock splits, reverse splits or bonuses over the past three fiscal years .

17.4 - Information on capital reductions Justification for not completing the table: There has been no reduction in the Company’s capital over the past three fiscal years .

17.5 - Other relevant information The Special Shareholders' Meeting of June 27th, 2017 approved the amendment to the Company's Articles of Incorporation, including the alteration to its authorized capital stock. However, it is noteworthy that the new Articles of Incorporation and the new authorized capital limit only became effective as of August 14th, 2017, through the implementation of the Company's corporate restructuring. On October 18th, 2017, the Special Shareholders' Meeting and the Special Preferred Shareholders' Meeting approved the conversion of all class "A" preferred shares issued by Vale, at a ratio of 0.9342 common shares for each class "A" preferred share, the same ratio applied in the voluntary conversion completed in August 2017 ("Conversion of the Remaining Shares"). Due to the approval of the Conversion of the Remaining Shares, the shareholders holding preferred shares dissenting from the resolution had the right to withdraw from the Company, pursuant to art. 137 of the Brazilian Corporation Law, which could be exercised by November 21 st, 2017. On November 27, 2017, dissenting shareholders who exercised their withdrawal rights received the reimbursement amount and, as of said date, all shares issued by Vale under negotiation at B3 became common shares, with the exception of twelve special class preferred shares held by the Federal Government. On the same date, November 27th, 2017, and as a result of the Conversion of the Remaining Shares, holders of American Depositary Shares representing class "A" preferred shares ("Preferred ADSs") were entitled to receive American Depositary Shares representing common shares, and Preferred ADSs were no longer traded at the NYSE. In view of the foregoing, it is clarified that the Special Shareholders' Meeting held on December 21 st, 2017 resolved, among other matters, the amendment to the Company's Articles of Incorporation, to reflect the conversion of all class "A" preferred shares into common shares, and to adapt them to the current rules of the Novo Mercado. As of December 22nd, 2017, the Company's common shares were traded in the Novo Mercado segment of B3 S.A. - Brazil, Bolsa, Balcão. For further information on the aforementioned issues, see item 15.7 of this Reference Form.

18. Securities 18.1 - Rights of shares Type of Share or SDC (UNITS) Common Shares Tag along 100.000000 Right to dividends Under Vale's Articles of Incorporation and the applicable legislation, shareholders holding common shares will be entitled to receive a dividend in proportion to their share in the share capital, after it has been distributed to the preferred shareholders. According to the article 38 of the Articles of Incorporation, at least 25% of the annual profit, adjusted according to the law, will be used to pay dividends. Voting Right Full Convertibility No Right to capital Yes reimbursement Description of capital Shareholders holding common shares will be entitled to reimbursement of the value of their shares in the cases provided for in applicable legislation, in accordance with the terms and periods set forth therein. reimbursement Restricted circulation No Conditions for changing the rights guaranteed by such securities The rights granted to common shares that are not determined by the applicable legislation may be changed by amending the Articles of Incorporation, approved at an Extraordinary Shareholders' Meeting, which may only be held, at a first call, in the presence of shareholders representing at least 2/3 of the voting capital and, at a second call, with any number of shareholders. The amendment will be approved based on the quorums and conditions set forth in Law 6,404, of December 16, 1976, as amended ("Brazilian Corporation Law"). Possibility Shares of redeeming There is no specific statutory provision for the application of profits or reserves in the redemption or amortization of shares. Other Characteristics Relevant The Company's Articles of Incorporation provide, in case of sale of control, the right to sell the shares under the same conditions as the selling controlling shareholder (100% tag along). In addition, the Company's Articles of Incorporation provide for the execution of a Public Tender in the event of an acquisition that results in ownership of 25% or more of the total common shares issued by the Company or the Company's total capital (excluding treasury shares ) or in the event of a delisting from the Novo Mercado. All other characteristics of the common shares issued by the Company that it considers relevant have been stated in the above items. For information on restrictions on the trading of Vale shares by related parties, see the Company's Trading Policy in item 20 of this Reference Form. Type of Share (UNITS) or SDC Preferred

Preferred share class Preferred Class E Tag along 0.000000 Right to dividends Preferred shares are entitled to the following rights: a) priority in the receipt of dividends mentioned in Paragraph 5 of Article 5 of Vale's Articles of Incorporation corresponding to (i) at least 3% of the equity value of the share, calculated based on the financial statements that were used as reference for the payment of the dividends or (ii) 6% calculated on the portion of the capital constituted by that class of share, whichever is the greater between them; b) the right to participate in distributed profits, under equal conditions with the common shares, after having secured a dividend equal to the minimum priority established in accordance with item "a" above; and c) the right to participate in any bonuses, under equal conditions with the common shares, observing the priority established for the distribution of dividends. According to the Articles of Incorporation, at least 25% of the annual profits, adjusted according to the law, will be used to pay dividends Voting Right Restricted Description voting of restricted Preferred shares have the same political rights as the common shares, with the exception of the vote for the election of the members of the Board of Directors, which will only be guaranteed to the preferred shares in the ca ses provided for in Paragraph 4 and Paragraph 5 of Article 141 of the Brazilian Corporations Law. Preferred shares are also guaranteed the right to elect and remove a Member of the Fiscal Council and the respective alternate. The golden shares also have a right of veto on the following matters: (i) alteration of the company name; (ii) change of registeredoffice; (iii) change in the corporate purpose with regard to mineral exploration; (iv) liquidation of Vale; (v) disposal or closure of the activities of any or all of the following stages of Vale's integrated iron ore system: (a) mineral deposits, fields, mines; (b) railways; (c) ports and maritime terminals; (vi) any modification of the rights attributed to the type and classes of shares issued by Vale provided for in the Articles of Incorporation; and (vii) any modification of article 7 of the Articles of Incorporation or any of the other rights granted in the Articles of Incorporation to the golden shares. The preferred shares will acquire the full and unrestricted exercise of the voting right if the company fails to pay, for a period of three consecutive financial years, the minimum dividends conferred upon the preferred shares, to which they are entitled pursuant to paragraph 5, Article 5, of the Company's Articles of Incorporation. Convertibility No Right to capital reimbursement No Restricted circulation Yes Description of restriction The preferred shares belong exclusively to the Federal Government. Conditions for changing the rights guaranteed by such securities The rights granted to preferred shares that are not determined by the applicable legislation may be changed by amending the Articles of Incorporation, approved at an Extraordinary Shareholders' Meeting, which may only be held, at a first call, in the presence of shareholders representing at least 2/3 of the voting capital and, at a second call, with any number of shareholders. The amendment will be approved based on the quorums and conditions set forth in Brazilian Corporation Law. Also note that under Article 7 of the Articles of Incorporation, preferred shares will have a right of veto over any change in the rights attributed to the types and classes of shares issued by the Company, as well as any modification of article 7 itself, or any of the other rights attributed to preferred shares. Possibility shares ofredeemingThere is no specific statutory provision for the application of profits or reserves in the redemption or amortization of shares. Other characteristics Relevant

18.2 - Description of any statutory rules that limit the right of major shareholders to vote or that require them to make a tender offer Tender Offer given the Disposal of the Control of the Company The direct or indirect disposal of control of the Company, either through a single transaction or through successive transactions, must be contracted under the condition that the acquirer of the control undertakes to make a tender offer for the common shar es, object of the shares issued by the company owned by the other common shareholders of the Company, observing the conditions and terms established in the legislation and under the regulations in force and in the Novo Mercado Regulations, so as to ensure them equal treatment to that given to the selling controlling shareholder. Tender Offer given the Acquisition of a Material Shareholding Under Vale's Articles of Incorporation, any person, shareholder or group of shareholders that acquires or becomes or has become the owner, for any reason, of shares issued by the Company in a quantity equal to or greater than 25% of the total of the common shares issued by Vale or the total capital, excluding treasury shares, shall, within a maximum period of 30 days fr om the acquisition date or the event that resulted in the ownership of shares in a quantity equal to or greater than the limit stipulated above, register or request registration of, as the case may be, a tender offer for all of the Company's common shares, observing the provisions of the applicable CVM regulations, the B3 regulations and the terms of the Articles of Incorporation. The aforementioned tender offer shall be (i) addressed to all shareholders of Vale's common shares, (ii) carried out in an auction to be held at B3, (iii) at a price determined in accordance with the provisions set forth below, and iv) paid in cash, in Brazilian currency, against the acquisition in the tender offer of common shares issued by the Company. The minimum acquisition price in the tender offer for each common share issued by the Company shall be equal to the higher of ("Minimum Acquisition Price"): (i) the economic value calculated in a valuation report. "Economic value" means the value of the company and its shares that may be determined by a specialized company, using a recognized methodology or based on other criteria that may be defined by the CVM; (ii) 120% of the weighted average unit price of the common shares issued by the Company during the 60 trading sessions prior to the tender offer; and (iii) 120% of the highest price paid by the acquiring shareholder in the 12 months preceding the acquisition of the relevant shareholding. The aforementioned tender offer will not exclude the possibility of another shareholder of the Company, or, if applicable, the Company itself, formulating a competing tender offer, in accordance with the applicable regulations. The person, shareholder or group of shareholders must comply with any ordinary requests or CVM and B3 requirements related to the tender offer, within the maximum periods prescribed in the applicable regulations. In addition, any person, shareholder or group of shareholders who acquires or becomes holder of other rights, including usufruct or trust, on the common shares issued by the Company in a quantity equal to or greater than 25% of the total common shares issued by Vale or of the total capital, excluding treasury shares, must also, within a maximum period of 60 days from the date of such an acquisition or the event that resulted in the ownership of such rights on common shares in a quantity equal or greater than 25 % of the total common shares issued by the Company or of the total capital, excluding treasury shares, register or request the registration, as the case may be, a tender offer, under the terms described above.

Until November 9, 2020, the obligations set forth above shall not apply: (i) to the shareholders or groups of shareholders who have entered into a voting agreement and filed at the Company's headquarters on the date on which the resolutions approved at the Extraordinary General Meeting held on June 27, 2017 ("Base Date") and which, on the Base Date, held 25% or more of the total common shares issued by the Company or the total capital, excluding treasury shares (“Agreement"); (ii) to investors who participate in the Agreement, provided that the equity interest has been acquired under the terms of the respective Agreement; (iii) to the partners and/or shareholders of the signatories of the Agreement, who will replace them in the equity interest subject to them. For information on the Agreement, see item 15.5 of this Reference Form. In addition, the aforementioned obligations do not apply even if a shareholder or group of shareholders becomes the holder of shares issued by Vale in quantities exceeding 25% of the total common shares issued by it or of the total capital , excluding treasury shares, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale, or (c) the subscription of Vale shares, issued in a single tranche which was approvedby the Company's Annual Shareholders' Meeting, convened by its Board of Directors, and where the proposed capital increase has determined a fixed price to issue the shares based on economic value obtained from an economic and financial valuation of the Company carried out by an institution or specialized company with proven experience in the valuation of publicly-held companies. For the purpose of calculating the percentage of 25% of the total common shares issued by Vale or of the total capital, involuntary increases in shareholding resulting from the cancellation of treasury shares, from the repurchase of shares or reduction of the Company’s share capital with the cancellation of shares, will not be calculated. Notwithstanding the foregoing, should CVM regulations applicable to the tender offer determine the adoption of a calculation criterion to determine the acquisition price of each company share in the tender offer resulting in an acquisition price higher than the Minimum Acquisition Price, the acquisition price calculated in accordance with CVM regulations shall prevail in executing the tender offer. In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of carrying out a public tender offer in accordance with the rules, procedures and provisions set forth above ("Defaulting Shareholder"), including with regard to meeting the maximum deadlines for registering or requesting the registration of the offer, or for meeting a ny CVM requirements: (i) the Board of Directors of the Company shall convene an Extraordinary General Meeting, in which the Defaulting Shareholder may not vote to resolve the suspension of exercising the rights of the Defaulting Shareholder, as provided for in Article 120 of Law 6,404/76; and (ii) the Defaulting Shareholder shall, in addition to the obligations to carry out the tender offer in question hereunder, cause the acquisition price of each common share of the company in the offer to be increased by 15% in relation to the minimum acquisition price for the tender offer. Delisting from the Novo Mercado Vale delisting from Novo Mercado, either voluntarily, compulsorily or due to a corporate reorganization, must comply with the rules set forth in Novo Mercado Regulations. Without prejudice to the provisions of the Novo Mercado Regulations, voluntary withdrawal from the Novo Mercado must be preceded by a tender offer for the acquisition of shares that complies with the procedures set forth in the regulations issued by the CVM tender offers to acquire the shares to cancel the registration of a publicly-held company and the following requirements: (i) the offered price must be fair, and possible, the request for a new valuation of the

Company, in the manner established in Law 6,404/76; (ii) shareholders holding more than 1/3 of the outstanding shares must accept the tender offer to acquire the shares or expressly agree to delist from the segment without selling the shares. For the purposes of the foregoing, outstanding shares are considered to be only those shares where the holders expressly agree to the delist from the Novo Mercado or authorize the tender offer to acquire shares, pursuant to the CVM regulations applicable to public offers to acquire publicly-held company to delist. Voluntary delisting from the Novo Mercado may occur independently of the tender offer mentioned above, in the event of a waiver approved at a general meeting, pursuant to the Novo Mercado Listing Rules. Additional information The Company will not record any transfer of common shares to the acquirer or to those who come to hold Control until such time as they fail to comply with the provisions of the Company's Articles of Incorporation. In addition, no shareholders agreement that provides for the exercise of the power of control may be recorder at Vale's head office while its signatories do not comply with the provisions of the Articles of Incorporation.

18.3 - Description of exceptions and suspensive clauses relating to economic or political rights provided for in the internal rules In the event that any person, shareholder or group of shareholders fails to comply with the obligation of carrying out a public offering in accordance with the rules, the procedures and provisions set forth in the Company’s Articles or Incorporation ("Defaulting Shareholder"), including with regard to meeting the maximum deadlines to register or request the registration of the offer, or to meet any CVM requirements, the Board of Directors of the company shall convene an Extraordinary Shareholders’ Meeting, at which the Defaulting Shareholder cannot vote, to decide on the suspension of the exercise of the Defaulting Shareholder’s rights, pursuant to the provisions of Article 120 of Law 6,404/76.

18.4 - Trading volume, daily average and higher and lower prices of traded securities Re porting periodDe ce mber 31, 2 0 17 Daily Quotation A v erage ( I n Re ais) 31.27 Q uotation lowe r value ( Re ais) 25.70 F inancial v olume traded ( Re ais) 10,908,633,608.00 Q uotation higher v alue (Reais) 36.43 Q uarter Se cur ities C ash C lass M ar ket A dministrative e ntity Q uote factor B M &FBOVESPA S.A. – B olsa de Valores, M ercadorias e F uturos M ar ch 31st. 2017Shar es C ommon S hares S tock E xchange R$ per U nit B M &FBOVESPA S.A. – B olsa de Valores, M ercadorias e F uturos 9,524,792,939.00 27.39 30.65 25.35 June 30th, 2017 Shar es C ommon S hares S tock E xchange R$ per U nit B M &FBOVESPA S.A. – B olsa de Valores, M ercadorias e F uturos 29,347,850,410.00 31.79 36.10 28.50 Se pte mber 30th, 2 0 17 Shar es C ommon S hares S tock E xchange R$ per U nit B M &FBOVESPA S.A. – B olsa de Valores, M ercadorias e F uturos 39,548,108,368.00 34.57 40.26 31.10 De ce mber 31, 2 0 17 Shar es C ommon S hares S tock E xchange R$ per U nit B M &FBOVESPA S.A. – B olsa de Valores, M ercadorias e F uturos 45,034,193,825.00 29.39 34.24 22.85 M ar ch 31st. 2017Shar es P referred P N A S tock E xchange R$ per U nit B M &FBOVESPA S.A. – B olsa de Valores, M ercadorias e F uturos 38,286,245,676.00 25.92 28.97 24.06 June 30th, 2017 Shar es P referred P N A S tock E xchange R$ per U nit B M &FBOVESPA S.A. – B olsa de Valores, M ercadorias e F uturos 20,303,019,444.00 29.57 33.25 26.71 Se pte mber 30th, 2 0 17 Shar es P referred P N A S tock E xchange R$ per U nit B M &FBOVESPA S.A. – B olsa de Valores, M ercadorias e F uturos 3,280,164,209.00 31.70 33.36 28.61 De ce mber 31, 2 0 17 Shar es P referred P N A S tock E xchange R$ per U nit Re porting period1 2 /31/2016 Daily Quotation A v erage ( I n Re ais) 11.98 Q uotation lowe r value ( Re ais) 8.60 F inancial v olume traded ( Re ais) 7,285,723,336.00 Q uotation higher v alue (Reais) 17.58 Q uarter Se cur ities C ash C lass M ar ket A dministrative e ntity Q uote factor B M &FBOVESPA S.A. – B olsa de Valores, M ercadorias e F uturos M ar ch 31st, 2016Shar es C ommon S hares S tock E xchange R$ per U nit B M &FBOVESPA S.A. – B olsa de Valores, M ercadorias e F uturos 8,405,679,015.00 16.60 21.76 14.02 June 30th, 2016 Shar es C ommon S hares S tock E xchange R$ per U nit B M &FBOVESPA S.A. – B olsa de Valores, M ercadorias e F uturos 6,420,203,387.00 17.72 19.12 16.02 Se pte mber 30th, 2 0 16 Shar es C ommon S hares S tock E xchange R$ per U nit B M &FBOVESPA S.A. – B olsa de Valores, M ercadorias e F uturos 10,839,034,707.00 25.71 31.03 17.65 1 2 /31/2016 Shar es C ommon S hares S tock E xchange R$ per U nit B M &FBOVESPA S.A. – B olsa de Valores, M ercadorias e F uturos 19,689,460,964.00 8.82 12.78 6.57 M ar ch 31st, 2016Shar es P referred P N A S tock E xchange R$ per U nit

18.4 - Trading volume, daily average and higher and lower prices of traded securities

Reporting period **December 31, 2017**

Quarter	Securities	Cash	Class	Market	Administrative entity	Financial volume traded (Reais)	Daily Quotation Average (In Reais)	Quotation higher value (Reais)	Quotation lower value (Reais)	Quote factor
March 31st. 2017	**Shares**	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	10,908,633,608.00	31.27	36.43	25.70	R$ per Unit
June 30th, 2017	**Shares**	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	9,524,792,939.00	27.39	30.65	25.35	R$ per Unit
September 30th, 2017	**Shares**	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	29,347,850,410.00	31.79	36.10	28.50	R$ per Unit
December 31, 2017	**Shares**	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	39,548,108,368.00	34.57	40.26	31.10	R$ per Unit
March 31st. 2017	**Shares**	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	45,034,193,825.00	29.39	34.24	22.85	R$ per Unit
June 30th, 2017	**Shares**	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	38,286,245,676.00	25.92	28.97	24.06	R$ per Unit
September 30th, 2017	**Shares**	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	20,303,019,444.00	29.57	33.25	26.71	R$ per Unit
December 31, 2017	**Shares**	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	3,280,164,209.00	31.70	33.36	28.61	R$ per Unit

Reporting period **12/31/2016**

Quarter	Securities	Cash	Class	Market	Administrative entity	Financial volume traded (Reais)	Daily Quotation Average (In Reais)	Quotation higher value (Reais)	Quotation lower value (Reais)	Quote factor
March 31st, 2016	**Shares**	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	7,285,723,336.00	11.98	17.58	8.60	R$ per Unit
June 30th, 2016	**Shares**	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	8,405,679,015.00	16.60	21.76	14.02	R$ per Unit
September 30th, 2016	**Shares**	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	6,420,203,387.00	17.72	19.12	16.02	R$ per Unit
12/31/2016	**Shares**	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	10,839,034,707.00	25.71	31.03	17.65	R$ per Unit
March 31st, 2016	**Shares**	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	19,689,460,964.00	8.82	12.78	6.57	R$ per Unit

18.5 - Description of other securities issued in Brazil Securities Bonds Identification of securities Private Bonds Date of issue 08/19/2015 Quantity (Units) 3,000 Overall nominal value (Reais) R$ 3,000,000,000.00 Restricted circulation No Debit balance outstanding on the closing date of the last fiscal year R$ 3,072,131,087.50 Convertibility No Possibility of redemption Vale may, as from the 12th month counting from the date of issue, early redeem the bonds, in whole or in part, without the incidence of any fine or premium. Characteristics of the securities Simple, not to bearer, unsecured bonds, in a single series, with compensatory interest of 101% on the cumulative variation of the DI Rate and maturity on August 19, 2021. Conditions for changing the rights guaranteed by such securities Any modifications to the conditions of the bonds shall depend on the approval of the bondholders who represent, at least, half of the bonds in circulation. Other relevant features Maturity date: August 19, 2021. Main Events of Early Maturity: The maturity of the bonds shall occur in case of: I. Failure to comply with a pecuniary obligation due to the bondholder under the terms of the Indenture, not remedied within 30 business days from the date of such failure; II. Failure to comply with a material obligation provided by the Indenture, not remedied within 30 business days of the date when the failure by the bondholder was notified; III. Adjudication of court-supervised reorganization or submission to any creditor or class of creditors of a request to renegotiate the out-of-court reorganization plan, prepared by Vale; IV. Dissolution, liquidation, insolvency, filing for voluntary bankruptcy or adjudication of bankruptcy of Vale; V. Reduction of the capital stock of Vale, without the prior consent of the bondholder; VI. Early maturity of any financial obligations to which Vale is subject, in the local or international market, at an individual amount exceeding R$ 500,000,000.00; and VII. Performance of any corporate reorganization, including merger (in the cases in which Vale is the absorbed company), consolidation or spin-off of Vale, without the prior consent of the bondholder. Interest: 101% of the DI Rate Warranty: None. In the absence of a warranty, is the credit unsecured or subordinate: Unsecured. Any restrictions imposed on the issuer in relation to:  the distribution of dividends: None.  the disposition of certain assets: None. the contracting of new debts: None. the issuance of new securities: None.

Securities 8th Issue of Debentures Identification of securities Bonds Date of issue 01/15/2014 Quantity (Units) 1,000,000 Overall nominal value (Reais) R$ 1,000,000,000.00 Restricted circulation No Debit balance outstanding on the closing date of the last fiscal year R$ 1,358,499,987.84 Convertibility No Securities 9th Issue of Debentures Identification of securities Bonds Date of issue 8/15/2015 Quantity (Units) 1,000,000 Overall nominal value (Reais) R$ 1,350,000,000.00 Restricted circulation No Debit balance outstanding on the closing date of the last fiscal year R$ 1,560,413,912.24 Convertibility No Possibility of redemption In case it is legally permitted to early redeem the Bonds, under the terms of the applicable legislation, including by virtue of the regulation, by the National Monetary Council, on the possibility of redemption provided by Law 12,431, the Company may, at its exclusive discretion, make an optional early redemption offer, total or partial, for the Bonds in circulation, generally or by series, with the cancellation of such Bonds, which shall be addressed to all Bondholders in equal conditions. Characteristics of the securities By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form. Conditions for changing the rights guaranteed by such securities Any modifications to the main conditions of the bonds shall depend on the approval of the bondholders who represent, at least, 90% of the Bonds in circulation. Other relevant features The bonds were subject to a public offering made by the Company in Brazil, under the terms of CVM Instruction 400. For information regatrding the number of investors in this security, please refer to item 18.12 Number of investors in this security, as of end of last fiscal year i. Individuals: - ii. Legal entities: - iii. Institutional investors: -  the performance of corporate operations involving the issuer, its parent or controlled companies: consists of the hypothesis of early maturity, the performance of any corporate reorganization, including merger (in the cases in which Vale is the absorbed company), consolidation or spin-off of the Issuer, without the prior consent of the Bondholders. Trustee: None. Number of investors in this security, as of end of last fiscal year i. Individuals: 0 ii.Legal entities: 0 iii.Institutional investors: 1

Securities Bonds Identification of securities Participation Bonds (CVRDA6, CVRDB6, CVRDC6, CVRDD6) Date of issue 07/08/1997 Quantity (Units) 388,559,056 Overall nominal value (Reais) 3,885,590.56 Restricted circulation No Debit balance outstanding on the closing date of the last fiscal year R$ 4,079,870,088.00 Convertibility No Possibility of redemption No Characteristics of the securities Single series. Book-Entry, Not to Bearer. Update of the par value according to the IGP-M variation. The participation bonds are traded in the secondary market with the SND - National Bonds System administered by ANDIMA - National Association of the Open Market Institutions and operationalized by CETIP since October 2002. The CETIP codes of the bonds are CVRDA6, CVRDB6, CVRDC6 and CVRDD6. The ISIN number of the bonds is BRVALEDBS028. Conditions for changing the rights guaranteed by such securities Any modifications to the conditions of the bonds shall depend on the approval of the bondholders who represent the absolute majority of the bonds in circulation. The maturity of the bonds shall occur in the case of extinction of the whole mining rights object of the Indenture, including by reason of the depletion of the mineral reserves listed or those that may replace them. In this case, the Issuer (Vale) undertakes to proceed with the liquidation of the bonds that are in circulation at their updated par value according to the provisions of the Indenture, with no premium. Possibility of redemption In case it is legally permitted to early redeem the Bonds, under the terms of the applicable legislation, including by virtue of the regulation, by the National Monetary Council, on the possibility of redemption provided by Law 12,431, the Company may, at its exclusive discretion, make an optional early redemption offer, total or partial, for the Bonds in circulation, generally or by series, with the cancellation of such Bonds, which shall be addressed to all Bondholders in equal conditions. Characteristics of the securities By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form. Conditions for changing the rights guaranteed by such securities Any modifications to the main conditions of the bonds shall depend on the approval of the bondholders who represent, at least, 90% of the Bonds in circulation. Other relevant features The bonds were subject to a public offering made by the Company in Brazil, under the terms of CVM Instruction 400. For information regatrding the number of investors in this security, please refer to item 18.12 Number of investors in this security, as of end of last fiscal year i.Individuals: - ii. Legal entities: - iii. Institutional investors: -

Security BNDESPA R Debentures - 1st Issue Quantity 66,510 Overall nominal value R$ 665,100,000.00 Debit balance outstanding on the closing date of the last fiscal year R$ 585,446,849.35 Date of issue 12/17/2007 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None. Possibility of redemption I. Redemption hypotheses: Vale shall early redeem the entirety (and no less than the entirety) of the bonds in circulation within 30 days counted from the occurrence of the following events: a) termination of the sub-concession contract entered into between Vale Engenharia, Construções e Ferrovias S.A., a government company, under the form of a corporation, linked to the Ministry of Transportation, and the FNS for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS, resulting from caducity, nationalization, termination, settlement between the parties, annulment of the sub-concession or concession or declaration of the nullity of the administrative bidding procedure; and b) intervention, by the Government, in the sub-concession or in the concession for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS granted upon the FNS. II. Formula for calculating the redemption value: On the redemption payment date, Vale shall liquidate the bonds that are still in circulation, at their unitary non-amortized par value, added by the non-amortized capitalized amount, as well as the compensatory interest biannually capitalized on the 15th day of the months of June and December of each year for the grace period of 4 years counted from the date of issue and not yet amortized and the compensation at the amount of 0.8% per year above the TJLP, incident up to such date (“Redemption Value”). The Redemption Value shall be added by a percentage of 20% in case (i) the termination mentioned in item “a” above results from the caducity of the concession or the Other relevant features Due to restrictions in the registering system, “Other Relevant Features” are reported in item 18.2 of this Reference Form. Number of investors in this security, as of end of last fiscal year iv.Individuals: - v.Legal entities: - vi.Institutional investors: -

Security BNDESPA R Debentures - 2nd Issue Quantity 38,520 bonds Overall nominal value R$ 385,200,000.00 Debit balance outstanding on the closing date of the last fiscal year R$ 339,067,999.35 Date of issue 10/15/2009 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses: Vale shall early redeem the entirety (and no less than the entirety) of the bonds in circulation within thirty (30) days counted from the occurrence of the following events: a) termination of the sub-concession contract entered into between Vale Engenharia, Construções e Ferrovias S.A., a government company, under the form of a corporation, linked to the Ministry of Transportation, and the FNS for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS, resulting from caducity, nationalization, termination, settlement between the parties, annulment of the sub-concession or concession or declaration of the nullity of the administrative bidding procedure; and b) intervention, by the Government, in the sub-concession or in the concession for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS sub-concession or also (ii) when the annulment of the aforementioned concession or sub-concession results from an act attributable to Vale Logística or the FNS, as determined by an administrative proceeding. Characteristics of the securities By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form. Conditions for changing the rights guaranteed by such securities Any modifications to the conditions of the Bonds in this issuance shall depend on the approval of the bondholders who represent, at least, 50% plus 1 Bond of the Bonds in circulation. For the purposes of establishing a quorum, any bonds that may be owned by Vale shall be excluded from the number of Bonds. Other relevant features VALE and BNDESPAR entered into, on June 23, 2015, an amendment to said indenture, so as to exclude (i) the possibility to exchange the Bonds with shares issued by the VLI, as well as exclude the entirety of obligations of the VLI and FNS included in said indenture, granting on BNDESPAR, free of charge, options to purchase a given quantity of common shares issued by the VLI and owned by Vale. Number of investors in this security, as of end of last fiscal year iv.Individuals: 0 v.Legal entities: 0 vi.Institutional investors: 1

Security BNDESPA R Debentures - 3rd Issue Quantity 35,712 bonds Overall nominal value R$ 357,120,000.00 Debit balance outstanding on the closing date of the last fiscal year R$ 314,350,892.86 Date of issue 06/09/2011 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None. Possibility of redemption I. Redemption hypotheses: Vale shall early redeem the entirety (and no less than the entirety) of the bonds in circulation within thirty (30) days counted from the occurrence of the following events: a) termination of the sub-concession contract entered into granted upon the FNS. II. Formula for calculating the redemption value: On the redemption payment date, Vale shall liquidate the bonds that are still in circulation, at their unitary non-amortized par value, added by the non-amortized capitalized amount, as well as the compensatory interest biannually capitalized on the 15th day of the months of June and December of each year for the grace period of 4 years counted from the date of issue and not yet amortized and the compensation at the amount of 0.8% per year above the TJLP, incident up to such date (“Redemption Value”). The Redemption Value shall be added by a percentage of 20% (twenty percent) in case (i) the termination mentioned in item “a” above results from the caducity of the concession or the sub-concession or also (ii) when the annulment of the aforementioned concession or sub-concession results from an act attributable to Vale Logística or the FNS, as determined by an administrative proceeding. Characteristics of the securities By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form. Conditions for changing the rights guaranteed by such securities Any modifications to the conditions of the Bonds in this issuance shall depend on the approval of the bondholders who represent, at least, 50% plus 1 Bond of the Bonds in circulation. For the purposes of establishing a quorum, any bonds that may be owned by Vale shall be excluded from the number of Bonds. Other relevant features VALE and BNDESPAR entered into, on June 23, 2015, an amendment to said indenture, so as to exclude (i) the possibility to exchange the Bonds with shares issued by the VLI, as well as exclude the entirety of obligations of the VLI and FNS included in said indenture, granting on BNDESPAR, free of charge, options to purchase a given quantity of common shares issued by the VLI and owned by Vale. Number of investors in this security, as of end of last fiscal year i.Individuals: 0 ii.Legal entities: 0 iii. Institutional investors: 1 between Vale Engenharia, Construções e Ferrovias S.A., a government company, under the form of a corporation, linked to the Ministry of Transportation, and the FNS for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS, resulting from caducity, nationalization, termination, settlement between the parties, annulment of the sub-concession or concession or declaration of the nullity of the administrative bidding procedure; and b) intervention, by the Government, in the sub-concession or in the concession for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS granted upon the FNS. II. Formula for calculating the redemption value: On the redemption payment date, Vale shall liquidate the bonds that are still in circulation, at their unitary non-amortized par value, added by the non-amortized capitalized amount, as well as the compensatory interest biannually capitalized on the 15th day of the months of June and December of each year for the grace period of 4 years counted from the date of issue and not yet amortized and the compensation at the amount of 0.8% per year above the TJLP, incident up to such date (“Redemption Value”). The Redemption Value shall be added by a percentage of 20% (twenty percent) in case (i) the termination mentioned in item “a” above results from the caducity of the concession or the sub-concession or also (ii) when the annulment of the aforementioned concession or sub-concession results from an act attributable to Vale Logística or the FNS, as determined by an administrative proceeding. Characteristics of the securities By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form. Conditions for changing the rights guaranteed by such securities Any modifications to the conditions of the Bonds in this issuance shall depend on the approval of the bondholders who represent, at least, 50% plus 1 Bond of the Bonds in circulation. For the purposes of establishing a quorum, any bonds that may be owned by Vale shall be excluded from the number of Bonds. Other relevant features VALE and BNDESPAR entered into, on June 23, 2015, an amendment to said indenture, so as to exclude (i) the possibility to exchange the Bonds with shares issued by the VLI, as well as exclude the entirety of obligations of the VLI and FNS included in said indenture, granting on BNDESPAR, free of charge, options to purchase a given quantity of common shares issued by the VLI and owned by Vale. Number of investors in this security, as of end of last fiscal year i. Individuals: 0 ii. Legal entities: 0 iii.Institutional investors: 1

18.6 - Brazilian markets in which securities are admitted to trading The main trading market of common shares with no par value of the Company is B3 S.A. - Brasil, Bolsa, Balcão (“B3”), being traded in the segment of Novo Mercado, under the code VALE3. The Company’s bonds are registered for trading in the secondary market through (i) Module CETIP21 - Bonds and Securities, administered and operationalized by CETIP; (ii) PUMA Trading System BM&FBOVESPA; both administered and operationalized by B3.

18.7 - Information on the class and type of security accepted for trading in foreign markets The common shares of Vale are traded on LATIBEX under the code XVALO. LATIBEX is an unregulated electronic market, created in 1999 by the Madrid Stock Exchange, to enable the trading of Latin American securities. These shares were admitted at Latibex on Feb 08, 2000. It should be noted that, on November 27, 2017, Vale's preferred shares ceased to be traded at LATIBEX as a result of the implementation of the Company's corporate restructuring process. For further information, see item 15.7 of this Reference F orm. The bonds VALE26 (reopening), VALE26, VALE21, VALE42, VALE22 (reopening), VALE22, VALE39, CVRD36, CVRD34B, CVRD34, INCO2032, CVRD39 (Bonds) were admitted to trading in the United States of America, on the New York Stock Exchange, respectively, on Feb 06, 2017, Aug 10, 2016, Jun 07, 2016, Sep 11, 2012, Apr 04, 2012, Jan 11, 2012, Nov 10, 2009, Nov 21, 2006, Nov 02, 2005, Jan 15, 2004, Sep 23, 2002, Sep 15, 2010, Sep 15, 2010. The Securities Exchange Commission (SEC) is the entity responsible for the ma nagement of the New York Stock Exchange and the Bank of New York is the depositary bank and custodian of the Bonds. The American Depositary Shares (ADSs), represented by American Depositary Receipts (ADRs), VALE and VALE.P were admitted for trading in the United States of America, at the New York Stock Exchange on Mar 15, 2002 and Jun 20, 2000, respectively. The ADSs, represented by ADRs, VALE3, were also admitted to trading in France at NYSE Euronext, both on Jul 21, 2008. The Securities Exchange Commission (SEC) is the entity responsible for the management of the New York Stock Exchange and the French Autorité des Marches Financiers (AMF) is the entity responsible for NYSE Euronext. The depositary bank is Citibank N.A., which replaced JP Morgan Chase Bank N.A. on December 22, 2015. On December 31, 2017, there were 1,292,307,120 ADSs outstanding. Each ADS VALE or ADS VALE3 represents one common share issued by the Company, and as of December 31, 2017, 24.5% of the Company's common shares were linked to the ADSs VALE and VALE3. It should be noted that on November 27, 2017, the ADSs VALE.P and VALE5 ceased to be traded at the NYSE as a result of the implementation of the Company's corporate restructuring process. For further information, see item 15.7 of this Reference Form. Eurobond VALE23 maturing in 2023 was admitted to trading in the Luxembourg regulated market, at the Luxembourg Stock Exchange, and the EuroMTF market on Jul 10, 2012. The Commission de La Suvelliance Du Secteur Financier is the entity responsible for approving the issue prospectus and Bank of New York is the depositary bank and custodian institution of Eurobond VALE23. The negotiations of the Bonds and Depositary Shares in the last reporting period were entirely carried out abroad. For further information on securities issued in foreign markets, see items 18.8 and 18.12 of this Reference Form.

18.8. Bonds issued abroad Securities Securities Deposit Certificates Identification of securities ADS (American Depositary Shares) VALE Jurisdiction United States Date of issue March 15, 2002 Quantity (Units) 1,292,307,120 Overall nominal value (Reais) 52,273,823,004.00 Restricted circulation No Debtor balance outstanding on the closing date of the last reporting period 0.00 Convertibility Yes Condition of convertibility and effects on capital stock 1 ADS VALE corresponds to one common share issued by the Company, and the conversion does not have any effect on the capital stock. Possibility of redemption No Characteristics of the securities Each ADS VALE corresponds to one common share issued by the Company. In the field “Quantity" above, the outstanding ADSs were considered as of December 31, 2017. The "Global Nominal Value" above was determined considering the number of ADSs informed, the closing price of the ADSs on December 31, 2017, observing the conversion rate for Reais on such date. Conditions for changing the rights guaranteed by such securities None. Other relevant characteristics The ADS VALE are traded at the New York Stock Exchange (NYSE), with the code VALE. The ADS are represented by ADR (American depositary receipts) issued by the depositary, Citibank N.A.

18.9 - Public offerings of distribution made by the issuer or by third parties, including controllers and affiliated and controlled companies, related to the issuer's securities For information on issues of Vale's subsidiaries and affiliates, see item 18.12. 2017 Not applicable, given that in the referred to reporting period no public offerings of distribution were made by Vale S.A. or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities. 2016 Not applicable, given that in the referred to reporting period no public offerings of distribution were made by Vale S.A. or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities. 2015 In August 2015, Vale submitted to the CVM for approval a request for registration of a public offering for distribution of 1,000,000 simple, non-convertible infrastructure debentures of the unsecured kind, in up to two series, of the Company's 9th issue, with unit par value of R$ 1,000.00 on the date of issuance of the debentures, that is, on August 15, 2015, totaling, on such date, the amount of R$ 1,000,000,000.00. On September 18, 2015, Vale closed the offer of infrastructure debentures. Initially, Vale expec ted to raise R$1 billion from the offer, but raised the issue to R$ 1.35 billion due to the demand for the paper. The debentures will be monetarily updated and will pay annual interest, priced at IPCA + 6.6232% per annum (equivalent to NTN-B 2020 - 0.5%) and IPCA + 6.6252% per year (equivalent to NTN-B 2022 - 0.5%), and maturities in 2020 and 2022, respectively. For more information on the referred to issue, see item 18.5 of this Reference Form. For more information on these issues, see item 18.5 of this Reference Form.

18.10 - Public Offering of Distribution of Securities a. how the resources resulting from the offer were used For information on issues of Vale's subsidiaries and affiliates, see item 18.12. 2017 Not applicable, given that in the referred to reporting period no public offerings of distribution were made by the Company or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities. 2016 Not applicable, given that in the referred to reporting period no public offerings of distribution were made by the Company or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities. 2015 In August 2015, Vale submitted to the CVM for approval a request for registration of a public offering for distribution of 1,000,000 simple, non-convertible infrastructure debentures of the unsecured kind, in up to two series, of the Company's 9th issue , with unit par value of R$ 1,000.00 on the date of issuance of the debentures, that is, on August 15, 2015, totaling, on such date, the amount of R$ 1,000,000,000.00. On September 18, 2015, Vale closed the offer of infrastructure debentures. Initially, Vale expected to raise R$ 1 billion from the offer, but raised the issue to R$ 1.35 billion due to the demand for the paper. The debentures will be monetarily updated and will pay annual interest, priced at IPCA + 6.6232% per annum (equivalent to NTN-B 2020 - 0.5%) and IPCA + 6.6252% per year (equivalent to NTN-B 2022 - 0.5%), and maturities in 2020 and 2022, respectively. The net proceeds obtained by the Company with the Issue were fully intended for use with or to the reimbursement of disbursements, expenses and/or debts related to the Company's infrastructure investment projects considered priority, pursuant to article 2 of Law 12,431, of Decree no. 7,603 and the Ministry of Transport Ordinance. For more information on these issues, see item 18.5 of this Reference Form. b. if there were significant deviations between the effective application of resources and the application proposals disclosed in the prospectus of the respective distribution There were no material deviations between the effective application of the resources and the application proposals disclosed in the prospectus of the respective distribution. c. if there were deviations, the reasons for such deviations Not applicable, as there were no deviations.

18.11 - Description of the acquisition public offerings made by the issuer related to shares issued by third parties In the last 3 (three) reporting periods, there were no acquisition public offerings made by the Company related to shares issued by third parties.

18.12 - Other relevant information A dditional Information to Items 18.5 In relation to the information requested by Item 18.5-A of the Annex 24 of Instrução CVM 480/09, the Company clarifies that, although it made all efforts, it was not possible ontain the segregation by investor classes on all securities listed on Item 18.5 of this Reference Form from the institutions responsible for this control. This limitation was due to unavailability of systems that currently report such information. Nevertheless, for the 9th Issue of Debentures, 8th Issue of Debentures and Shareholders Debentures (CVRDA6, CVRDB6, CVRDC6, CVRDD6), it was possible to attain from the entities responsible for this control the total number of investors in each security, as per the table below: A dditional Information to Items 18.5 In relation to the information requested by Item 18.5-A of the Annex 24 of Instrução CVM 480/09, the Company clarifies that, although it made all efforts, it was not possible ontain the segregation by investor classes on all securities listed on Item 18.5 of this Reference Form from the institutions responsible for this control. This limitation was due to unavailability of systems that currently report such information. Nevertheless, for the 9th Issue of Debentures, 8th Issue of Debentures and Shareholders Debentures (CVRDA6, CVRDB6, CVRDC6, CVRDD6), it was possible to attain from the entities responsible for this control the total number of investors in each security, as per the table below: A dditional Information to Items 18.1, 18.7 and 18.8 On November 27, 2017, dissenting shareholders who exercised their withdrawal rights received the redemption amount and, as of said date, all shares issued by Vale under negotiation at B3 became common, except for twelve special class preferred shares held by the Federal Government. On the same date, November 27, 2017, and as a result of the Conversion of the Remaining Shares, holders of American Depositary Shares representing class "A" preferred shares ("Preferred ADSs") were entitled to receive American Depositary Shares representing common shares ("Common ADSs"), each Common ADS representing one common share of Vale, at the rate of 0.9342 Common ADS for each Preferred ADS held, and, if applicable, a cash payment representing the net amounts resulting from the sale in the market, by Citibank, N.A., in its capacity as Custodian ("Depositary"), of rights over fractions of the Common ADS to which the Preferred ADS holder would be entitled ("Cash Payment"). No fraction of Common ADS will be issued to holders of Preferred ADSs. As of November 27, 2017, the Preferred ADSs are no longer traded on the New York Stock Exchange ("NYSE"), observing that Vale's Common ADSs continue to be traded under the "VALE" code. The fractions of common shares resulting from the Conversion of the Remaining Shares were grouped into whole numbers of common shares and sold at auctions held at B3, and the net proceeds from the sale (after deduction Security Number of Investors 9th issue Debentures 1,186 8th issue Debentures 987 Shareholder Debentures (CVRDA6, CVRDB6, CVRDC6, CVRDD6) 31,171

of fees and expenses, including selling commissions) reversed to the holders of the fractions in proportion to the fractions held by them. The Depositary has calculated and aggregated the rights to fractions of Common ADSs that would be issued to all holders of Preferred ADSs and sold the full amount of such rights on the NYSE by distributing Cash Payment (net of applicable fees and reimbursable expenses). On December 21, 2017, the Company's Extraordinary General Meeting approved, among other matters, (i) the proposal for the migration of Vale to the special listing segment of B3 S.A. - Brazil, Exchange, a Counter denominated Novo Mercado (New Market), and (ii) the amendment of the Company's Articles of Incorporation to reflect the conversion of all Class A preferred shares into common shares, as well as to adapt it to the Novo Mercado rules in force at the time of the migration. In view of the foregoing, it is further clarified that as of December 22, 2017, the Company's shares began to be traded on the Novo Mercado. For more information on the Vale Shareholders Agreement and the implementation of the Proposal, see items 15.5 and 15.7 of this Reference Form. With respect to the description of the right to dividends, golden shares are entitled to the following rights: a) priority in the receipt of dividends mentioned in Paragraph 5 of Article 5 of Vale's Articles of Incorporation corresponding to (i) at least 3% of the net equity value of the share, calculated based on the financial statements that were used as reference for the payment of the dividends or (ii) 6% calculated on the portion of the capital constituted by that class of share, whichever is the greater between them; b) the right to participate in distributed profits, under equal conditions with the common shares, after having secured a dividend equal to the minimum priority established in accordance with item "a" above; and c) the right to participate in any bonuses, under equal conditions with the common shares, observing the priority established for the distribution of dividends. According to the Articles of Incorporation, at least 25% of the annual net profits, adjusted according to the law, will be used to pay dividends Regarding the restricted voting description, golden shares have the same political rights as the common shares, except for the vote for the election of the members of the Board of Directors, which will only be guaranteed to the golden shares in the cases provided for in Paragraph 4 and Paragraph 5 of Article 141 of the Brazilian Business Corporations Law. Golden shares are also guaranteed the right to elect and remove a member of the Audit Committee and the respective alternate. The golden shares also have a right of veto on the following matters: (i) alteration of the company name; (ii) change of registered office; (iii) change in the corporate purpose with regard to mineral exploration; (iv) liquidation of Vale; (v) disposal or closure of the activities of any or all of the following stages of Vale's integrated iron ore system: (a) mineral deposits, fields, mines; (b) railways; (c) ports and maritime terminals; (vi) any modification of the rights attributed to the species and classes of shares issued by Vale provided for in the Articles of Incorporation; and (vii) any modification of article 7 of the Articles of Incorporation or any of the other rights granted in the Articles of Incorporation to the golden shares. The golden shares will acquire the full and unrestricted exercise of the voting right if the company fails to pay, for a period of three consecutive fiscal years, the minimum dividends conferred upon the golden shares, to which they are entitled pursuant to §5, Article 5, of the Company's Articles of Incorporation. It is clarified that, due to the conversion of Class A preferred shares of the Company into common shares, holders of American Depositary Shares representing class "A" preferred shares ("Preferred ADSs") were entitled to receive American Depositary Shares representing common shares ("Common ADSs"), each Common ADS representing one common share of Vale, at the rate of 0.9342 Common ADS for each Preferred ADS held, and, if applicable, a cash payment representing the net amounts resulting from the sale in the market, by Citibank, N.A., in its capacity as Depositary, of rights over fractions of Common ADS to which the Preferred ADS holder would be entitled. Accordingly, as a result of the aforementioned conversion, on November 27, 2017, the Company had

1,292,108,663 Common ADSs, adding up to the total nominal value of R$ 45,753, 567,756.83, considering the closing price of the Common ADSs on November 27, 2017. A dditional Information to Item 18.4 As the class A preferred shares are no longer traded, we hereby clarify that the amounts included in item 18.4 referring to class A preferred shares refer to the period up to November 24, 2017. A dditional Information to Item 18.5 Due to restrictions of the system, additional information about the securities issued by the Company is provided below: Securities 9th Issue of Debentures Characteristics of the securities Simple, nominative and book-entry unsecured debentures, in 2 series, of which: (i) the 1st series consists of 800,000 debentures, adjusted for IPCA, with remuneration interest of 6.6232% p.a., and maturity on 08/15/2020; (ii) 2nd series consisting of 550,000 debentures, adjusted for IPCA, with remuneration interest of 6.6252% p.a., and maturity on 08/15/2022. Main Events of Automatic Early Maturity: I. default of pecuniary obligation due to the Debenture Holders pursuant to terms of the Deed of Issue, not remedied within 2 business days of the date of default; II. any form of transfer or promise to transfer to third parties, in whole or in part, by the Company, of any of its obligations under terms of the Deed of Issuance, unless previously authorized by Debenture holders representing at least 90% of the outstanding Debentures; III. liquidation, dissolution or termination of the Company, except if liquidation, dissolution and/or extinction results from an operation that does not constitute an Event of Default, in the terms permitted by item VII of "Non-Automatic Early Maturity Events"; and other events provided for in the Deed of Issue. Main Events of Non-Automatic Early Maturity: I. default by the Company of any non-pecuniary obligation set forth in the Deed of Issue, not remedied within 60 days of the date of default, except when there is a specific cure period or for any of the other Default Events as defined in the Deed of Issue); II. reduction of the Company's capital stock, unless previously authorized by Debenture Holders representing at least a majority of the outstanding Debentures; III. change in the Company's corporate purpose, provided that, as a result, the Company ceases to carry out mining activities; IV. evidence that any of the statements provided by the Company in the Deed of Issue is false or incorrect in any material respect; V. occurrence of default by the Company or Relevant Subsidiary, which is not remedied, of any contract, instrument or document evidencing Indebtedness (as defined in the Deed of Issue) outstanding in an amount equal to or greater than R$ 250,000,000.00, updated annually by the IGPM, or its equivalent in other currencies, provided that such default results in the effective expiration of said Indebtedness; VII. bankruptcy of the Company and/or any relevant subsidiary (as defined in the Deed of Issue); (b) request for self-financing formulated by the Company and/or any relevant subsidiary; (c) bankruptcy petition of the Company and/or any relevant subsidiary, formulated by third parties, not elided within the legal term; or (d) request for judicial recovery or extrajudicial recovery of the Company and/or any relevant subsidiary, regardless of the granting of the respective request, and other events provided for in the Deed of Issue. Any restrictions imposed on the issuer in relation to:  the distribution of dividends: None.  the disposal of certain assets: Vale may not dispose of all or substantially all of its assets or mining properties unless (a) previously authorized by Debenture Holders representing at least a majority of the outstanding Debentures; or (b) it has been ensured to the Debenture Holders who so desire, in compliance with the terms and time limits of the Deed of Issue, to redeem the Debentures they hold, or (c) to comply with and fulfill all requirements set forth in the Deed of Issuance, which include, but is not limited to, the consent to and fulfillment of all obligations contained in the Deed of Issue by the company receiving the assets to the contracting of new debts: None.  the issuance of new securities: None.  performance of corporate operations involving the issuer, its holding or subsidiary companies: events of early maturity: (a) reduction of the Company's capital stock, except if previously authorized by the debenture holders, (b) transformation of the corporate form of the Company by company, by the issuer, its holding or subsidiary companies: (only when the Company is merged) or incorporation of shares (only when the shares issued by the Company are merged) of the Company, except upon the approval of the Debenture Holders or in the terms set forth in the Issue Deed; (d) change in the Company's corporate purpose, provided that, as a result, the Company ceases to carry out mining activities. Fiduciary Agent: Pentágono S.A. Distributor of Deeds and Securities. Main contractual obligations: (i) to monitor the periodicity in the provision of mandatory information, alerting the Debenture Holders of any omissions or untruths contained in such information; (ii) issue an opinion on the adequacy of the information on the proposed changes to the terms of the Debentures; (iii)

Securities 8th Issue of Debentures Characteristics of the securities Due to restrictions of the system, the characteristics are available in item 18.12 of this Reference Form. Simple, nominative and book-entry unsecured debentures, in 4 series, of which: (i) the 1st series consists of 600,000 debentures, adjusted by the IPCA, with remuneration interest of 6.46% p.a., and maturing on January 15, 2021; (ii) the 2nd series comprising 150,000 debentures, adjusted by the IPCA, with remuneration interest of 6.57% p.a., and maturity on January 15, 2024; (iii) 3rd series consisting of 100,000 debentures, adjusted for IPCA, with remuneration interest of 6.71% p.a., and maturity on January 15, 2026; and (iv) the 4th series comprised of 150,000 debentures, adjusted for the IPCA, with remuneration interest of 6.78% p.a., and maturity on January 15, 2029. Main Events of Automatic Early Maturity: I. default of pecuniary obligation due to debenture holders pursuant to the terms of the Deed of Issue, not remedied within 2 business days of the date of default; II. any form of transfer or promise to transfer to third parties, in whole or in part, by the Company, of any of its obligations under the terms of Deed of Issuance, unless previously authorized by Debenture holders representing at least 90% of the outstanding Debentures; III. liquidation, dissolution or termination of the Company, except if liquidation, dissolution and/or extinction results from an operation that does not constitute an Event of Default, in the terms permitted by item VII of "Non-Automatic Early Maturity Events"; and other events provided for in the Deed of Issue. Main Events of Non-Automatic Early Maturity: I. default by the Company of any non-pecuniary obligation set forth in the Deed of Issue, not remedied within 60 days of the date of default, except when there is a specific remedy period or for any of the other Default Events (as defined in the Deed of Issue); II. reduction of the Company's capital stock, unless previously authorized by Debenture Holders representing at least a majority of the outstanding Debentures; III. change in the Company's corporate purpose, provided that, as a result, the Company ceases to carry out mining activities; IV. evidence that any of the statements provided by the Company in the Deed of Issue is false or incorrect in any material respect; V. occurrence of default by the Company or Relevant Subsidiary, which is not remedied, of any contract, instrument or document request, when necessary, an extraordinary audit at the Company; and (iv) to convene, when necessary, a general meeting of Debenture Holders.

 evidencing Indebtedness (as defined in the Deed of Issue) outstanding in an amount equal to or greater than R$ 250,000,000.00, updated annually by the IGPM, or its equivalent in other currencies, provided that such default results in the effective expiration of said Indebtedness; VI. bankruptcy of the Company and/or any relevant subsidiary (as defined in the Deed of Issue); (b) request for self-financing formulated by the Company and/or any relevant subsidiary; (c) bankruptcy petition of the Company and/or any relevant subsidiary, formulated by third parties, not elided within the legal term; or (d) request for judicial recovery or extrajudicial recovery of the Company and/or any relevant subsidiary, regardless of the granting of the respective request, and other events provided for in the Deed of Issue. Any restrictions imposed on the issuer in relation to:  the distribution of dividends: None.  the disposal of certain assets: Vale may not dispose of all or substantially all of its assets or mining properties unless (a) previously authorized by Debenture Holders representing at least a majority of the outstanding Debentures; or (b) it has been ensured to the Debenture Holders who so desire, in compliance with the terms and time limits of the Deed of Issue, to redeem the Debentures they hold, or (c) to comply with and comply with all requirements set forth in the Deed of Issuance, which include, but are not limited to, the agreement and fulfillment of all obligations contained in the Deed of Issue by the company receiving the assets to the contracting of new debts: None.  the issuance of new securities: None.  performance of corporate operations involving the issuer, its holding or subsidiary companies: events of early maturity: (a) reduction of the Company's capital stock, except if previously authorized by the debenture holders, (b) transformation of the corporate form of the Company by company, by the issuer, its holding or subsidiary companies: (only when the Company is merged) or incorporation of shares (only when the shares issued by the Company are merged) of the Company, except upon the approval of the Debenture Holders or in the terms set forth in the Issue Deed; (d) change in the Company's corporate purpose, provided that, as a result, the Company ceases to carry out mining activities. Fiduciary Agent: Pentágono S.A. Distributor of Deeds and Securities. Main contractual obligations: (i) to monitor the periodicity in the provision of mandatory information, alerting the Debenture Holders of any omissions or untruths contained in such information; (ii) issue an opinion on the adequacy of the information on the proposed

Security BNDESPA R Debentures - 1st Issue Characteristics of the securities Due to restrictions of the system, the characteristics are available in item 18.12 of this Reference Form. Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A. The operation is intended to finance the expansion project of Ferrovia Norte Sul. I. Date of Maturity: 12/17/2027 II. Early Maturity Assumptions: In addition to the hypotheses set forth in articles 39, 40 and 47-A of the Provisions Applicable to the BNDES Contracts, the Debenture Holders may declare early maturity of all the Debentures and require the payment, by Vale, of the debt related to the debit balance of the Debentures. Debentures, plus interest and other charges incurred up to the date of payment, at the occurrence of the following events, among others: (a) noncompliance by Vale of any pecuniary obligation related to the Debentures, not remedied within a period of up to 10 business days as of the respective maturity date; (b) Vale's bankruptcy petition filed by third parties not elided by Vale within the legal deadline, request for a judicial or extrajudicial recovery formulated by Vale or, furthermore, the bankruptcy of Vale; (c) dissolution and liquidation of VALE; (d) the failure to comply with any non-pecuniary obligation provided for in the deed has not been remedied within 45 days; (f) a declaration of early maturity of any debt of VALE due to contractual default whose individual amount is equal to or greater than R$ 125,000,000.00 or whose aggregate value, in a period of 12 consecutive months, is equal to or greater than R$ 1,000,000,000.00. The amount covered by this item will be updated monthly from the Issue Date by the General Price Index - Market, published by Fundação Getúlio Vargas (IGPM); f) the inclusion in a VALE agreement or articles of a device that involves: (i) a special quorum for deliberation or approval of matters that limit or restrict Vale's control by the respective controllers; (ii) restrictions on Vale's growth capacity or its technological development; (iii) restrictions on Vale's access to new markets; or (iv) restrictions or losses on the ability to pay financial obligations arising from the deed; changes to the terms of the Debentures; (iii) request, when necessary, an extraordinary audit at the Company; and (iv) to convene, when necessary, a general meeting of Debenture Holders.

 g) statement that Vale's statements in the deed in any material respect were false or misleading or incorrect or incomplete at the time they were declared; h) change in Vale's corporate purpose, unless previously approved by holders of debentures representing the majority of the outstanding debentures; i) if Vale approves a reduction of the capital stock with restitution to the shareholders of part of the value of the shares or the reduction of the value of the shares, if not paid, to the amount of the entries, without the previous and express approval of the holders of debentures representing the majority of the outstanding DEBENTURES; j) if (i) Vale's direct effective shareholding control is changed by any means, unless previously approved by holders of debentures representing the majority of the outstanding debentures; or (ii) Vale's indirect control is altered without observing that in the event of alteration of its indirect control, without previous and express authorization of the debenture holders, Vale undertakes to submit, within a period of two months, counting from the referred to amendment, a guarantee letter, accepted at the discretion of the debenture holders; k) non-compliance by Vale of the obligation not to provide a real guarantee with other creditors, without guarantee of the same quality being granted to this issue with the same priority of payment, unless approved in advance by holders of debentures representing the majority of the outstanding debentures; l) if Vale does not use the proceeds of the issue for capitalization of FNS, within 3 business days from the payment of the debentures; and m) in case VALE does not promote the redemption within the time frame and under the terms stated in the DEED. n) does not constitute, in the event of failure to reach the established levels, within 60 days from the date of BNDES's written communication, real guarantees, accepted by BNDES, in an amount corresponding to at least 130% of the value of the debt, unless in that period the levels described below are reestablished: - Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the fiscal years of 2015 and 2016 will the index of 5.5 prevail); and - Adjusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. III. Interest: TJLP + 0.8% p.a. IV. Warranty: None. V. In the absence of a guarantee, if the credit is unsecured or subordinated: Unsecured.

Security BNDESPA R Debentures - 2nd Issue Characteristics of the securities Due to restrictions of the system, the characteristics are available in item 18.12 of this Reference Form. Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A. The operation is intended to finance the expansion project of Ferrovia Norte Sul. II. Date of Maturity: 12/17/2027 II. Early Maturity Assumptions: In addition to the hypotheses set forth in articles 39, 40 and 47-A of the Provisions Applicable to the BNDES Contracts, the Debenture Holders may declare early maturity of all the Debentures and require the payment, by Vale, of the debt related to the debit balance of the Debentures. Debentures, plus interest and other charges incurred up to the date of payment, at the occurrence of the following events, among others: (a) noncompliance by Vale of any pecuniary obligation related to the Debentures, not remedied within a period of up to 10 business days as of the respective maturity date; (b) Vale's bankruptcy petition filed by third parties not elided by Vale within the legal deadline, request for a judicial or extrajudicial recovery formulated by Vale or, furthermore, the bankruptcy of Vale; (c) dissolution and liquidation of VALE; (d) the failure to comply with any non-pecuniary obligation provided for in the deed has not been remedied within 45 days; (f) a declaration of early maturity of any debt of VALE due to contractual default whose individual amount is equal to or greater than R$ 125,000,000.00 or whose aggregate value, in a period of 12 consecutive months, is equal to or greater than R$ 1,000,000,000.00. The amount covered by this item will be updated monthly from the Issue Date by the General VI. Any restrictions imposed on the issuer in relation to:  the distribution of dividends: None.  the disposal of certain assets: Vale may dispose of any assets if, at its discretion, this act is desirable for the conducting of its business and does not adversely affect Vale's ability to honor its obligations under the terms of the Deed.  the contracting of new debts: None.  the issuance of new securities: None. the carrying out of corporate transactions involving the issuer, its controllers or subsidiaries: the hypotheses listed in items (f), (h), (i) and (j) above, are hypotheses of early maturity. VII. Fiduciary Agent: None.

 Price Index - Market, published by Fundação Getúlio Vargas (IGPM); f) the inclusion in a VALE agreement or articles of a device that involves: (i) a special quorum for deliberation or approval of matters that limit or restrict Vale's control by the respective controllers; (ii) restrictions on Vale's growth capacity or its technological development; (iii) restrictions on Vale's access to new markets; or (iv) restrictions or losses on the ability to pay financial obligations arising from the deed; g) statement that Vale's statements in the deed in any material respect were false or misleading or incorrect or incomplete at the time they were declared; h) change in Vale's corporate purpose, unless previously approved by holders of debentures representing the majority of the outstanding debentures; i) if Vale approves a reduction of the capital stock with restitution to the shareholders of part of the value of the shares or the reduction of the value of the shares, if not paid, to the amount of the entries, without the previous and express approval of the holders of debentures representing the majority of the outstanding DEBENTURES; j) if (i) Vale's direct effective shareholding control is changed by any means, unless previously approved by holders of debentures representing the majority of the outstanding debentures; or (ii) Vale's indirect control is altered without observing that in the event of alteration of its indirect control, without previous and express authorization of the debenture holders, Vale undertakes to submit, within a period of two months, counting from the referred to amendment, a guarantee letter, accepted at the discretion of the debenture holders; k) non-compliance by Vale of the obligation not to provide a real guarantee with other creditors, without guarantee of the same quality being granted to this issue with the same priority of payment, unless approved in advance by holders of debentures representing the majority of the outstanding debentures; l) if Vale does not use the proceeds of the issue for capitalization of FNS, within 3 business days from the payment of the debentures; and m) in case VALE does not promote the redemption within the time frame and under the terms stated in the DEED. n) does not constitute, in the event of failure to reach the established levels, within 60 days from the date of BNDES's written communication, real guarantees, accepted by BNDES, in an amount corresponding to at least 130% of the value of the debt, unless in that period the levels described below are reestablished: - Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the fiscal years of 2015 and 2016 will the index of 5.5 prevail); and

Security BNDESPA R Debentures - 3rd Issue Characteristics of the securities Due to restrictions of the system, the characteristics are available in item 18.12 of this Reference Form. Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A. The operation is intended to finance the expansion project of Ferrovia Norte Sul. III. Date of Maturity: 12/17/2027 II. Early Maturity Assumptions: In addition to the hypotheses set forth in articles 39, 40 and 47-A of the Provisions Applicable to the BNDES Contracts, the Debenture Holders may declare early maturity of all the Debentures and require the payment, by Vale, of the debt related to the debit balance of the Debentures. Debentures, plus interest and other charges incurred up to the date of payment, at the occurrence of the following events, among others: (a) noncompliance by Vale of any pecuniary obligation related to the Debentures, not remedied within a period of up to 10 business days as of the respective maturity date; (b) Vale's bankruptcy petition filed by third parties not elided by Vale within the legal deadline, request for a judicial or extrajudicial recovery formulated by Vale or, furthermore, the bankruptcy of Vale; (c) dissolution and liquidation of VALE; - Adjusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. III. Interest: TJLP + 0.8% p.a. IV. Warranty: None. V. In the absence of a guarantee, if the credit is unsecured or subordinated: Unsecured. VI. Any restrictions imposed on the issuer in relation to: the distribution of dividends: None.  the disposal of certain assets: Vale may dispose of any assets if, at its discretion, this act is desirable for the conducting of its business and does not adversely affect Vale's ability to honor its obligations under the terms of the Deed. the contracting of new debts: None. the issuance of new securities: None. the carrying out of corporate transactions involving the issuer, its controllers or subsidiaries: the hypotheses listed in items (f), (h), (I) and (j) above, are hypotheses of early maturity. VII. Fiduciary Agent: None.

 (d) the failure to comply with any non-pecuniary obligation provided for in the deed has not been remedied within 45 days; (f) a declaration of early maturity of any debt of VALE due to contractual default whose individual amount is equal to or greater than R$ 125,000,000.00 or whose aggregate value, in a period of 12 consecutive months, is equal to or greater than R$ 1,000,000,000.00. The amount covered by this item will be updated monthly from the Issue Date by the General Price Index - Market, published by Fundação Getúlio Vargas (IGPM); f) the inclusion in a VALE agreement or articles of a device that involves: (I) a special quorum for deliberation or approval of matters that limit or restrict Vale's control by the respective controllers; (ii) restrictions on Vale's growth capacity or its technological development; (iii) restrictions on Vale's access to new markets; or (iv) restrictions or losses on the ability to pay financial obligations arising from the deed; g) statement that Vale's statements in the deed in a ny material respect were false or misleading or incorrect or incomplete at the time they were declared; h) change in Vale's corporate purpose, unless previously approved by holders of debentures representing the majority of the outstanding debentures; i) if Vale approves a reduction of the capital stock with restitution to the shareholders of part of the value of the shares or the reduction of the value of the shares, if not paid, to the amount of the entries, without the previous and express approval of the holders of debentures representing the majority of the outstanding DEBENTURES; j) if (i) Vale's direct effective shareholding control is changed by any means, unless previously approved by holders of debentures representing the majority of the outstanding debentures; or (ii) Vale's indirect control is altered without observing that in the event of alteration of its indirect control, without previous and express authorization of the debenture holders, Vale undertakes to submit, within a period of two months, counting from the referred to amendment, a guarantee letter, accepted at the discretion of the debenture holders; k) non-compliance by Vale of the obligation not to provide a real guarantee with other creditors, without guarantee of the same quality being granted to this issue with the same priority of payment, unless approved in advance by holders of debentures representing the majority of the outstanding debentures; l) if Vale does not use the proceeds of the issue for capitalization of FNS, within 3 business days from the payment of the debentures; and m) in case VALE does not promote the redemption within the time frame and under the terms stated in the DEED. n) does not constitute, in the event of failure to reach the established levels, within 60 days from the date of BNDES's

The following is a description of securities issued by a subsidiary of the Company: Security Salobo Debentures Quantity 4 debentures Unit nominal value R$15,250,399.93 Overall nominal value R$76,251,999.65 Debtor balance outstanding on the closing date of the last fiscal year R$ 1,103,813,410.13 Date of issue January 6, 1997 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer The debentures have 5 subscription bonuses giving the holder the right to subscribe for preferred shares of Salobo Metais S.A., in the amount equivalent to 50% of the issued shares existing at the moment the subscribed and paid-in capital represents 2 times the issue value of the debentures. Possibility of redemption None written communication, real guarantees, accepted by BNDES, in an amount corresponding to at least 130% of the value of the debt, unless in that period the levels described below are reestablished: - Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the fiscal years of 2015 and 2016 will the index of 5.5 prevail); and - Adjusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. III. Interest: TJLP + 0.8% p.a. IV. Warranty: None. V. In the absence of a guarantee, if the credit is unsecured or subordinated: Unsecured. VI. Any restrictions imposed on the issuer in relation to:  the distribution of dividends: None. the disposal of certain assets: Vale may dispose of any assets if, at its discretion, this act is desirable for the conducting of its business and does not adversely affect Vale's ability to honor its obligations under the terms of the Deed.  the contracting of new debts: None.  the issuance of new securities: None.  the carrying out of corporate transactions involving the issuer, its controllers or subsidiaries: the hypotheses listed in items (f), (h), (i) and (j) above, are hypotheses of early maturity. VII. Fiduciary Agent: None.

A dditional Information on Items 18.7 and 18.8 The following is a description of Bonds issued by the Company and its subsidiaries: Characteristics of Debentures: I. Date of Maturity: 7 years counted after the attendance of the accumulated commercial billing of 200,000 tons of copper by Salobo Metais S.A. (5 successive annual installments, consisting of principal and interest, with the first maturity, 2 years after receiving the accumulated commercial sales of 200,000 tons of cathode copper grade A of the London Metals Exchange). II. Early Maturity Hypotheses: None. III. Interest: IGP-DI + 6.5% p.a. (capitalized) IV. Warranty: Guarantee of Vale SA V. In the absence of a guarantee, if the credit is unsecured or subordinated: The debentures will be subordinated to the other creditors of the issuer VI. Any restrictions imposed on the issuer in relation to:  distribution of dividends: none.  disposal of certain assets: none.  contracting new debts: none.  the issue of new securities: none.  performing corporate transactions involving the issuer, its controllers or subsidiaries: None. VII. Fiduciary agent (indicate the main terms of the contract): None. Conditionsforchangingthe rights guaranteed by such securities None. Other Relevant Conditions Debentures issued by Salobo Metais S.A., privately, which were fully subscribed by the National Bank for Economic and Social Development (BNDES). Upon the issue of the shares resulting from the exercise of the subscription right, a premium will be paid in the amount corresponding to the dividends distributed to the shareholders up to that date, in proportion to the shares subscribed by BNDES or its assignee. In March 2015, the Salobo mine reached the production required to begin the flow of debt payment, under the terms described above.

Security Bonds VA LE 26 Jurisdiction USA Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall nominal value The bonds were issued in US$, with US$ 1,000,000,000.00 issued on August 10, 2016 and US$ 1,000,000,000.00 issued through a re-opening of the existing bond on February 06, 2017, totaling US$ 2,000,000,000.00. Debtor balance outstanding on the closing date of the last fiscal year R$ 6,776,805,555.58 Date of issue August 10, 2016 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses:  Redemption by payment of premium, of all bonds at any time, at Vale's discretion, or part of the bonds periodically.  Redemption due to changes in tax legislation: if Vale is required to withhold amounts exceeding 15%, upon payment of interest on the papers, as a result of changes in Brazilian tax legislation, Vale may redeem all the bonds in advance. II. Formula for calculating the redemption value:  The redemption value will be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted at the redemption date at the Treasury equivalent rate + 0.50%. Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of Bonds I. Date of Maturity: August 10, 2026 II.Early Maturity Assumptions: In the event of a default event that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of outstanding bonds, shall declare the principal amount, interest calculated, and any amount not paid immediately. The events of default are detailed in the indenture, among which are:  lack of payment of interest, principal or premium, if any.

 in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, on aggregate, the value of US$ 100 million and this default results in the effective acceleration of the debt.  Vale's or Vale Overseas's failure to perform or observe its covenants related to the bonds and this failure continues to occur 90 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These obligations include but are not limited to: (a) obligations to not merge or sell all or substantially any of the assets of Vale or Vale Overseas, with certain exceptions; and (b) limitations to provide real guarantees in debts, with some exceptions allowed. bankruptcy or insolvency. Vale Overseas bonds become illegal, generating the acceleration of more than US$ 100 million on aggregate.  the warranty becomes invalid or unenforceable. III. Interest: 6.250% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in the event of a default of payment by Vale Overseas. V. If the credit is unsecured or subordinated: Not Applicable VI. Restrictions imposed on the issuer in relation to:  the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of outstanding principal amounts.  the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).  the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing.  the issue of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions as Bond VALE 2026. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt. carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries: oVale Overseas and Vale may not consolidate or merge with any other company or, (a) in the case of Vale Overseas, transfer all or substantially all of its equity or assets to any other company or (b) in the case of Vale , transfer all or substantially all of its mining properties or assets to any other company without the consent of more than 50% of the holders of the bonds in outstanding principal amounts, unless the company formed or substantially that acquires all the assets or all the properties expressly assumes the role of successor company to all the obligations of Vale Overseas and/or Vale. o Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands. oVale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas. oVale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of outstanding principal amounts. Vale and Vale Overseas may not make or approve any changes

Security Bonds VA LE 21 Jurisdiction USA Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall nominal value US$ 1,250,000,000.00 Debtor balance outstanding on the closing date of the last fiscal year R$ 4,148,496,180.55 Date of issue June 07, 2016 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses:  Redemption by payment of premium, of all bonds at any time, at Vale's discretion, or part of the bonds periodically. to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary agent (indicate the principal terms of the agreement): Bank of New York Mellon acts as trustee, registrar, paying agent and transfer agent of the bonds under the indenture and its main function is to ensure the right of the investors. Conditions for changing the rights guaranteed by such securities The deed permits, at any time, with certain exceptions, the modification of the rights and obligations of Vale and the investors in the bonds. Such changes may only be made by Vale and by the trustee with the consent of the majority of the holders of the bonds in outstanding principal amounts. Other Relevant Features Bonds issued through the subsidiary Vale Overseas Ltd. The bonds are rated BBB-by Standard & Poor's Rating Services, Ba3 by Moody's Investor Services, BBB low by Dominion Bond Rating Service and BBB by Fitch Ratings. The net proceeds from the issue of February 2017 were used to pay the redemption price of Vale's € 750,000,000 bonds with a coupon of 4.375% and maturing in March 2018, and for general purposes of the Company.

  Redemption due to changes in tax legislation: if Vale is required to withhold amounts exceeding 15%, upon payment of interest on the papers, as a result of changes in Brazilian tax legislation, Vale may redeem all the bonds in advance. II. Formula for calculating the redemption value:  The redemption value will be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted at the redemption date at the Treasury equivalent rate + 0.50%.  Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of Bonds I. Date of Maturity: October 06, 2021 II. Early Maturity Assumptions: In the event of any default occurring that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of bonds in outstanding principal amounts, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:  lack of payment of interest, principal or premium, if any.  in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year): the occurrence of any default, in any operation characterized as debt, that exceeds in the aggregate amount of US$ 100 million and this default results in the effective acceleration of debt.  failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 90 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These obligations include but are not limited to: (i) obligations to not merge or sell all or substantially all of the assets of Vale or Vale Overseas, with certain exceptions and (ii) limitations to provide collateral in debt operations, with some exceptions allowed.  bankruptcy or insolvency.  Vale Overseas bonds become illegal, generating the acceleration of more than US$ 100 million on aggregate.  the warranty becomes invalid or unenforceable.

 III. Interest: 5.875% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in the event of a default of payment by Vale Overseas. V. If the credit is unsecured or subordinated: Not Applicable VI. Restrictions imposed on the issuer in relation to:  the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of outstanding principal amounts.  the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: ) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all the other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas sends to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).  the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing.  the issue of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds under the same terms and conditions as Bond VALE21. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.  carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries: o Vale Overseas and Vale may not consolidate or merge with any other company or, (a) in the case of Vale Overseas, transfer all or substantially all of its property or assets to any other company or

Security Bonds VA LE42 Jurisdiction USA (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the bond holders of outstanding principal amounts, unless the company formed or that substantially acquires all the assets or all the properties expressly assumes the role of successor company to all obligations of Vale Overseas and/or Vale. oVale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands. oVale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas. oVale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. o Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary agent (indicate the principal terms of the agreement): Bank of New York Mellon acts as trustee, registrar, paying agent and transfer agent of the bonds under the indenture and its main function is to ensure the right of the investors. Conditionsforchangingthe rightsguaranteedbysuch securities The deed permits, at any time, with certain exceptions, the modification of the rights and obligations of Vale and the investors in the bonds. Such changes may only be made by Vale and by the trustee with the consent of the majority of the holders of the bonds in outstanding principal amounts. Other Relevant Features Bonds issued through the subsidiary Vale Overseas Ltd. The bonds are rated BBB-by Standard & Poor's Rating Services, Ba3 by Moody's Investor Services, BBB low by Dominion Bond Rating Service and BBB by Fitch Ratings. Vale used the net proceeds from said issuance for corporate purposes in general, including debt amortization.

Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall nominal value US$ 1,500,000,000.00 Debtor balance outstanding on the closing date of the last fiscal year R$ 2,745,481,504.89 Date of issue September 11, 2012 Restrictions on movement None. Convertibility in shares or a right to subscribe or buy shares of the issuer None. Possibility of redemption I. Redemption hypotheses:  Redemption by payment of premium, of all bonds at any time, at Vale's discretion, or part of the bonds periodically.  Redemption due to changes in tax legislation: if Vale is required to withhold amounts exceeding 15%, upon payment of interest on the papers, as a result of changes in Brazilian tax legislation, Vale may redeem all the bonds in advance. II. Formula for calculating the redemption value:  The redemption value shall be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted on the redemption date at the Treasury equivalent rate + 0.45%.  Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of Bonds I. Maturity Date: September 11, 2042 II. Early Maturity Assumptions: In the event of any default occurring that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of bonds in outstanding principal amounts, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:  lack of payment of interest, principal or premium, if any.  in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year): the occurrence of any default, in any operation characterized as debt, that exceeds in the aggregate amount of US$ 100 million and this default results in the effective acceleration of debt.  Vale's failure to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after

 Vale receives the notice from the trustee or at least 25% of the bond holders reporting a breach of such obligations. These obligations include but are not limited to: (i) obligations to not merge or sell the total assets or a substantial part of Vale's assets, with certain exceptions and (ii) limitations to give real guarantees in debt operations, with some exceptions allowed.  bankruptcy or insolvency  Vale Overseas bonds become illegal, generating the acceleration of more than US$ 100 million on aggregate.  the warranty becomes invalid or unenforceable. III. Interest: 5.625% per year. IV. Warranty: There is no real warranty grant. V. If the credit is unsecured or subordinated: not applicable. VI. Restrictions imposed on the issuer in relation to:  the distribution of dividends: There is no restriction on the distribution of dividends by Vale.  the disposal of certain assets: Vale may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale sends to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).  the contracting of new debts: there is no restriction for contracting new debts by Vale.  the issuance of new securities: Vale may issue, without the consent of the bond holders, new bonds under the same terms and conditions as Bond VALE42. In addition, Vale may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.  carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries: Vale may not consolidate or merge with any other entity or transfer all or substantially all of its mining properties or assets to any other entity without the

Security Bonds VA LE22 Jurisdiction USA Quantity The bonds are issued for a minimum of US$ 2,000, always in multiples of US$ 1,000. Overall nominal value The bonds were issued in US$, with US$ 1,000,000,000.00 issued on January 11, 2012 and US$ 1,250,000,000.00 issued through the reopening of the existing bond on April 04, 2012, totaling US$ 2,250,000,000.00. Debit balance outstanding on the closing date of the last fiscal year R$ 7,595,865,781.22 Date of issue January 11, 2012 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses:  Redemption by payment of premium, at any time, of the totality of the bonds, at Vale Overseas's discretion, or part of the bonds periodically.  Redemption due to changes in tax legislation: if Vale or Vale Overseas is required to withhold more than 15%, upon payment of interest on the bonds, as a result of changes in Brazilian or Cayman tax laws, Vale Overseas may redeem the totality of the bonds in advance. consent of more than 50% of the holders of bonds of outstanding principal amounts, except if the corporation formed or that substantially acquires all the assets, or all the properties expressly assumes, in the role of successor corporation, all the obligations of Vale. VII. Fiduciary Agent (indicate the principal terms of the agreement): The Bank of New York Mellon acts as trustee, registrar, paying agent and transfer agent of the bonds under the indenture and its main function is to ensure the right of investors and the Bank of New York Mellon Trust (Japan), Ltd., as principal paying agent. Conditions for changing the rights guaranteed by such securities The deed permits, at any time, with certain exceptions, the modification of the rights and obligations of Vale and the investors in the bonds. Such changes may only be made by Vale and by the trustee with the consent of the majority of the holders of the bonds in outstanding principal amounts. Other Relevant Features Bonds issued by Vale S.A.

 II. Formula for calculating the redemption value:  The redemption value shall be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted at the redemption date at the Treasury equivalent rate of + 0.40%.  Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of Bonds I. Date of Maturity: January 11, 2022 II. Early Maturity Assumptions: In the event of a default event that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of outstanding bonds, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:  lack of payment of interest, principal or premium, if any.  in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, on aggregate, the value of US$ 50 million and this default results in the effective acceleration of the debt.  failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These covenants include but are not limited to: (a) obligations to not merge or sell all or substantially any of the assets of Vale or Vale Overseas, with certain exceptions; and (b) limitations to provide real guarantees on debt operations, with some exceptions allowed.  bankruptcy or insolvency.  Vale Overseas bonds become illegal, generating an acceleration of more than US$ 50 million on aggregate.  the warranty becomes invalid or unenforceable. III. Interest: 4.375% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas. V. If the credit is unsecured or subordinated: Not applicable. VI. Restrictions imposed on the issuer in relation to:  the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of outstanding principal amounts.  the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).  the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing.  the issue of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of Bond VALE 2022. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt. carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries: Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale.

Security Bond in euro VA LE23 Jurisdiction USA Quantity The bonds are issued at a minimum amount of EUR100,000.00, always in multiples of EUR1,000.00, above this amount. Overall nominal value EUR750.000.000,00 Debit balance outstanding on the closing date of the last fiscal year R$ 2,659,782,741.31 Date of issue July 10, 2012 Restrictions on movement None. Convertibility in shares or a right to subscribe or buy shares of the issuer None. Possibility of redemption I. Redemption hypotheses:  Redemption by means of premium payment, at any time, of the totality of the bonds, at the discretion of the issuer, or part of the bonds periodically. Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands.  Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas. Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.  Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary Agent (indicate the principal terms of the agreement): The Bank of New York Mellon acts as trustee of the bonds under the indenture and its main function is to ensure the right of investors. Conditions for changing the rights guaranteed by such securities The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders. Other Relevant Features Bonds issued through the subsidiary Vale Overseas Ltd.

  Redemption due to changes in the legislation: if Vale is required to pay values greater than 15% of income tax, when interest is paid on the bonds, as a result of changes in Brazilian tax legislation, Vale may redeem all of the bonds in advance. II. Formula for calculating the redemption value:  Redemption by means of premium payment: the redemption value shall be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining installments discounted at the date of the redemption at the rate equivalent to the Bund Rate (yield of the “German Bund” securities) + 0.45%.  Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of the Bonds I. Date of Maturity: January 10, 2023 II. Early Maturity Assumptions: In the event of any default occurring that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of bonds of outstanding principal amounts, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:  lack of payment of interest, principal or premium, if any.  in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year): the occurrence of any default, in any operation characterized as debt, that exceeds on aggregate, the amount of US$ 50 million and this default results in the effective acceleration of debt.  Vale's failure to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale receives the notice from the trustee or at least 25% of the bond holders reporting a breach of such obligations. These obligations include but are not limited to: (i) obligations to not merge or sell the total assets or a substantial part of Vale's assets, with certain exceptions and (ii) limitations to give real guarantees in debt operations, with some exceptions allowed.  bankruptcy or insolvency.  the bonds issued by Vale Overseas Limited become illegal, generating an acceleration of more than US$ 50 million on aggregate. III. Interest: 3.75% per year.

 IV. Warranty: The bonds are unsecured obligations of Vale and will not have privileges over other unsecured debts of Vale. V. If the credit is unsecured or subordinated: not applicable. VI. Any restrictions imposed on the issuer in relation to:  the distribution of dividends: There is no restriction on the distribution of dividends by Vale.  the disposal of certain assets: Vale may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).  the contracting of new debts: there is no restriction for contracting new debts by Vale.  the issuance of new securities: Vale may, without the consent of the bond holders, issue new bonds under the same terms and conditions as Eurobonds VALE23. In addition, Vale may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, debts of its subsidiaries.  carry out corporate transactions involving the issuer, its controllers or subsidiaries: Vale may not consolidate or merge with any other entity or transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all assets or all property expressly assumes the role of successor corporation to all of Vale's obligations. VII. Fiduciary agent (indicate the principal terms of the agreement): Bank of New York Mellon acts as trustee, registrar, paying agent and transfer agent of the bonds under the indenture and its main function is to ensure the right of investors. The Bank of New York Mellon Trust (Japan), Ltd., acts as principal paying agent, and Bank of New York (Luxemburg) S.A., acts as registrar in Luxembourg, paying agent and transfer agent. Conditions for changing the rights guaranteed by such securities The deed of issue permits the modification of the rights and obligations of Vale and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders. other Relevant Features Bond issued by Vale S.A.

Security Bonds VA LE39 Jurisdiction USA Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall nominal value US$ 1,000,000,000.00 Debit balance outstanding on the closing date of the last fiscal year R$ 3,339,586,805.55 Date of Issue: November 10, 2009 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses:  Redemption by payment of premium, at any time, of the totality of the bonds, at Vale Overseas's discretion, or part of the bonds periodically.  Redemption due to changes in tax legislation: if Vale or Vale Overseas is required to withhold more than 15%, upon payment of interest on the bonds, as a result of changes in Brazilian or Cayman tax laws, Vale Overseas may redeem the totality of the bonds in advance. II. Formula for calculating the redemption value:  The redemption value shall be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted on the redemption date at the Treasury equivalent rate of + 0.40%.  Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of the Bonds I. Date of Maturity: November 10, 2039 II. Early Maturity Hypotheses: In the event of any unrecovered event of default that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of bonds of outstanding principal amounts, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:  lack of payment of interest, principal or premium, if any.  in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, on aggregate, the value of

 US$ 50 million and this default results in the effective acceleration of the debt.  failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These covenants include but are not limited to: (a) obligations to not merge or sell all or substantially any of the assets of Vale or Vale Overseas, with certain exceptions; and (b) limitations to provide real guarantees on debt operations, with some exceptions allowed.  bankruptcy or insolvency.  Vale Overseas bonds become illegal, generating an acceleration of more than US$ 50 million on aggregate. the warranty becomes invalid or unenforceable. III. Interest: 6.875% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas. V. If the credit is unsecured or subordinated: Not applicable. VI. Any restrictions imposed on the issuer in relation to:  the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.  the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).  the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing.  the issue of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of Bond VALE 2039. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.  carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries: Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale. Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands.  Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas.  Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.  Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary agent, indicating the main terms of the agreement: The Bank of New York acts as trustee of the bonds under the indenture and its main function is to ensure the right of investors. Conditions for changing the rights guaranteed by such securities The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders.

Security Bonds CVRD36 Jurisdiction USA Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall nominal value US$ 2,500,000,000.00 Debit balance outstanding on the closing date of the last fiscal year R$ 8,331,594,270.84 Date of issue November 21, 2006 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses:  Redemption by payment of premium, of all bonds, at any time, at the discretion of Vale Overseas, or part of the bonds periodically.  Redemption due to changes in tax legislation: if Vale or Vale Overseas is required to withhold more than 15%, upon payment of interest on the bonds, as a result of changes in Brazilian or Cayman tax laws, Vale Overseas may redeem the totality of the bonds in advance. II. Formula for calculating the redemption value:  Redemption by means of premium payment: the redemption value will be the greater of 100% of the principal amount and the sum of the present values of the interest and principal remaining portions discounted on the date of redemption at the Treasury equivalent rate + 0.35%.  Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of the Bonds I. Date of Maturity: November 21, 2036 II. Early maturity hypotheses: In the event of a default that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of outstanding bonds, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:  lack of payment of interest, principal or premium, if any. Other relevant features Bonds issued through the subsidiary Vale Overseas Ltd.

  in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds US$ 50 million on aggregate and this default results in the effective acceleration of debt.  failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These obligations include but are not limited to: (i) obligations to not merge or sell all or substantially all the assets of Vale or Vale Overseas, with certain exceptions, and (ii) limitations to provide collateral in debt operations, with some exceptions allowed.  bankruptcy or insolvency.  Vale Overseas bonds become illegal, generating an acceleration of more than US$ 50 million on aggregate. the warranty becomes invalid or unenforceable. III. Interest: 6.875% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas. V. If the credit is unsecured or subordinated: not applicable. VI. Any restrictions imposed on the issuer in relation to:  the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.  the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).

  the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing.  the issue of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of Bond VALE 2036. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.  carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries:  Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale.  Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands.  Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas. Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary agent, indicating the main terms of the agreement: The Bank of New York acts as trustee of the bonds under the indenture and its main function is to ensure the right of investors. Conditions for changing the rights guaranteed by such securities The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the

Security Bonds CVRD34 Jurisdiction USA Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall nominal value US$ 500,000,000.00 Debit balance outstanding on the closing date of the last fiscal year R$ 1,715,783,791.66 Date of issue January 15, 2004 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses: Redemption due to changes in tax legislation: Vale Overseas may only redeem all of the bonds in advance if Vale or Vale Overseas is required to withhold more than 15% when interest is paid on the bonds, due to changes in the tax legislation in Brazil or in Cayman. II. Redemption value calculation formula: The redemption value will be equivalent to 100% of the principal amount plus interest calculated up to the redemption date. Characteristics of the Bonds I. Date of Maturity: January 17, 2034 II. Early maturity hypotheses: In a default event that is not remedied or pardoned, the trustee under the direction of at least 25% of the holders of outstanding principal amounts shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:  lack of payment of interest, principal or premium, if any.  in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds US$ 50 million on aggregate and this default results in the effective acceleration of debt.  failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These obligations include but are not limited to: (a) obligations to not merge or sell all or substantially majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders. Other relevant features Bonds issued through the subsidiary Vale Overseas Ltd.

 any of the assets of Vale or Vale Overseas, with certain exceptions and (b) limitations to provide collateral in debt operations, with some exceptions allowed.  bankruptcy or insolvency.  In any event that makes Vale Overseas's bonds illegal, the trustee, under the direction of at least 25% of the holders of bonds of outstanding principal amounts, must also declare the principal amount, interest calculated, and any unpaid amount owed immediately. III. Interest: 8.250% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas. V. if the credit is unsecured or subordinated: not applicable. VI. Any restrictions imposed on the issuer in relation to:  the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.  the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to thir d parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no event of default or unlawful condition occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).  the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas may not engage in any other type of loan or financing without the consent of the trustee under the direction of at least 25% of the holders of the bonds in value of outstanding principal. Moody's must confirm in advance that the new issue of Vale Overseas will not result in the downgrading of the rating granted to other outstanding bonds.

  the issue of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of Bond VALE 2034. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.  carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries:  Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale. Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands. Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas.  Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary agent, indicating the main terms of the agreement: JPMorgan Chase Bank acts as trustee of the bonds in the scope of the indenture and its main function is to ensure the right of investors. Conditionsforchangingthe rightsguaranteedbysuch securities The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders. Other relevant features Bonds issued through the subsidiary Vale Overseas Ltd.

Security Bonds CVRD34B Jurisdiction USA Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall nominal value US$ 300,000,000.00 Debit balance outstanding on the closing date of the last fiscal year R$ 1,029,697,713.23 Date of issue November 02, 2005 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses: Redemption due to changes in tax legislation: Vale Overseas may only redeem all of the bonds in advance if Vale or Vale Overseas is required to withhold more than 15% when interest is paid on the bonds, due to changes in the tax legislation in Brazil or in Cayman. II. Formula for calculating the redemption value: The redemption value will be equivalent to 100% of the principal amount plus interest accrued up to the redemption date. Characteristics of the Bonds I. Date of Maturity: January 17, 2034 II. Early maturity hypotheses: In a default event that is not remedied or pardoned, the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:  lack of payment of interest, principal or premium, if any.  in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds US$ 50 million on aggregate and this default results in the effective acceleration of debt.  failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These obligations include but are not limited to: (a) obligations to not merge or sell all or substantially any of the assets of Vale or Vale Overseas, with certain exceptions and (b) limitations to provide collateral in debt operations, with some exceptions allowed.  bankruptcy or insolvency • In any event that makes Vale Overseas's bonds illegal, the trustee under the direction of at least 25% of the holders of bonds of outstanding notes will also declare principal amount, interest accrued, and any unpaid amount owed immediately. III. Interest: 8.250% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas. V. If the credit is unsecured or subordinated: Not applicable. VI. Any restrictions imposed on the issuer in relation to:  the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of outstanding principal amounts.  the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of bond holders, enter into a merger with another company or transfer all or a substantial part of its assets to third parties, unless: the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no event of default or unlawful condition occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).  the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas may not engage in any other type of loan or financing without the consent of the trustee under the direction of at least 25% of the holders of the bonds in value of outstanding principal. Moody's must confirm in advance that the new issue of Vale Overseas will not result in the downgrading of the rating granted to other outstanding bonds.  the issuance of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of Bond CVRD2034. In addition, Vale

Security Bonds CVRD39 Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.  carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries: Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale. Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands. Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas. Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.  Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary agent, indicating the main terms of the agreement: JPMorgan Chase Bank acts as trustee of the bonds in the scope of the indenture and its main function is to ensure the right of investors. Conditions for changing the rights guaranteed by such securities The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders. Other relevant features Bonds issued through the subsidiary Vale Overseas Ltd.

 Jurisdiction USA Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall nominal value US$ 750,000,000.00 Debit balance outstanding on the closing date of the last fiscal year R$ 2,504,609,104.16 Date of issue May 10, 2010 Restrictions on movement None. Convertibility in shares or a right to subscribe or buy shares of the issuer None. Possibility of redemption I. Redemption hypotheses:  Redemption by payment of premium, of all bonds, at any time, at the discretion of Vale Overseas, or part of the bonds periodically.  Redemption due to changes in tax legislation: if Vale or Vale Overseas is required to withhold more than 15%, upon payment of interest on the bonds, as a result of changes in Brazilian or Cayman tax laws, Vale Overseas may redeem the totality of the bonds in advance. II. Formula for calculating the redemption value:  The redemption value shall be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted on the redemption date at the Treasury equivalent rate of + 0.40%.  Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of the Bonds I. Date of Maturity: November 10, 2039 II. Early maturity hypotheses: In the event of any default occurring that is not cured or pardoned, the trustee, under the direction of at least 25% of the holders of bonds of outstanding principal amounts, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:  lack of payment of interest, principal or premium, if any.  in relation to Vale, its subsidiaries that have total assets of more than 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: any default occurring in any transaction characterized as debt, which exceeds on aggregate the value of US$ 50 million and this default will result in the effective acceleration of debt.

  failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after receiving the notice from the trustee or at least 25% of the bond holders reporting a breach of such obligations. These obligations include but are not limited to: (i) obligations to not merge or sell all or substantially all the assets of Vale or Vale Overseas, with certain exceptions, and (ii) limitations to provide collateral in debt operations, with some exceptions allowed.  bankruptcy or insolvency  Vale Overseas bonds become illegal, generating an acceleration of more than US$ 50 million on aggregate. the warranty becomes invalid or unenforceable. III. Interest: 6.875% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas. V. If the credit is unsecured or subordinated: not applicable. VI. Any restrictions imposed on the issuer in relation to:  the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.  the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of bond holders, enter into a merger with another company or transfer all or a substantial part of its assets to third parties, unless: the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).  the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing.

  the issuance of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of the Bond CVRD39. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.  carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries:  Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale. Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands. Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas.  Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary agent, indicating the main terms of the agreement: The Bank of New York Mellon acts as trustee of the bonds under the indenture and its main function is to ensure the right of investors. Conditionsforchangingthe rightsguaranteedbysuch securities The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders. Other relevant features Bonds issued through the subsidiary Vale Overseas Ltd.

Security Bonds Inco 2032 Jurisdiction USA Quantity The bonds are issued in the minimum amount of US$ 1,000.00 Overall nominal value US$ 400,000,000.00 Debit balance outstanding on the closing date of the last fiscal year R$ 1,350,987,200.00 Date of issue September 23, 2002 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None. Possibility of redemption I. Redemption hypotheses:  Redemption by payment of premium, at any time, at the discretion of Vale Canada.  Redemption due to changes in tax legislation: if Vale Canada is required to pay additional amounts to bond holders as a result of changes in Canadian tax laws. II. Formula for calculating the redemption value:  Redemption by premium payment: the redemption value will be the greater of 100% of the principal amount and the sum of the present values of the interest and principal remaining portions discounted at the redemption date at the Treasury equivalent rate + 0.40%.  Redemption due to changes in tax laws: The redemption value will be equivalent to 100% of the principal amount added to the accrued interest added to any additional amount stipulated by Canadian tax legislation up to the redemption date. Characteristics of the Bonds I. Date of Maturity: September 15, 2032 II. Early Maturity Hypotheses: In the event of a default that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of bonds of outstanding principal amounts, will declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which we highlight:  lack of payment of interest, principal or premium, if any.  with respect to Vale Canada the occurrence of any default, in any transaction characterized as debt and this default results in the effective acceleration of the debt.  bankruptcy or insolvency by Vale Canada in Canada.

  Vale Canada's failure to perform or observe its covenants related to the bonds. These obligations include but are not limited to: (i) obligations to not merge or sell the entire assets or a substantial portion of Vale Canada's assets, with certain exceptions, and (ii) limitations to provide collateral in debt operations, with some exceptions allowed. III. Interest: 7.2% per year. IV. Warranty: There is no real guarantee grant by Vale Canada or Relevant Subsidiaries. V. If the credit is unsecured or subordinated: not applicable. VI. Any restrictions imposed on the issuer in relation to:  the distribution of dividends: There is no restriction on the distribution of dividends by Vale Canada.  the sale of certain assets: Vale Canada will not be able to participate in a merger with another company or transfer all or a substantial part of its assets to a third party unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all Vale Canada's other obligations in the indenture; (ii) no default event occurs as a result of the transaction; and (iii) Vale Canada, as the case may be, send the trustee a certificate attesting to the consolidation or transfer of assets; and (iv) if the company formed by this consolidation or the third party that acquired such assets is outside Canada, it meets the aspects of the Canadian tax legislation.  the contracting of new debts: there is no restriction for the contracting of new debts by Vale Canada.  the issuance of new securities: Vale Canada may issue, without the consent of the bond holders, new bonds in the same terms and conditions of the indenture. In addition, Vale Canada may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.  carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries:  Vale Canada Limited may not consolidate, incorporate or merge with any other corporation or make statutory arrangements in which Vale Canada Limited may participate in, or sell, transport, or lease all or substantially all of the assets of its property, unless (1) immediately upon consolidation, incorporation or

Information on redeemed bonds On September 23, 2016, Vale Overseas redeemed the bonds of US$ 1,250,000,000 with a coupon rate of 6.250% and maturing in January 2017. On March 24, 2017, Vale redeemed the bonds of € 750,000,000 with a coupon rate of 4.375% and maturing in March 2018. merger, statutory arrangement, sale, transportation or lease of the corporation formed or subsisting after such consolidation, incorporation or merger, statutory arrangement, sale, transportation or lease shall not default on performance or compliance of any terms, covenants and conditions of the indenture maintained by Vale Canada; (2) payments of principal and interest owed by the debentures and the performance and observance of all covenants and conditions expressed in the indenture shall be assumed by a satisfactory supplementary indenture, executed and delivered to the trustee by the corporation formed or subsisting after such consolidation, incorporation or merger, statutory arrangement, sale, transportation or lease; and (3) if the corporation formed or subsisting after such consolidation, incorporation or merger, statutory arrangement, sale, transportation or lease is governed by the laws of another jurisdiction, other than Canada or the United States, or any of its provinces, territories, states ("relevant tax jurisdiction"), Vale Canada Limited or the successor corporation shall be bound by the additional indenture accepted by the trustee to effect all payments on the debentures account without any withholding or deduction, to effect all taxes and legal fees (“specific fees") obligations imposed by the relevant jurisdiction unless Vale Canada Limited is solicited or charged by law or by the administrator's interpretation to withhold or deduct such specific fees. VII. Fiduciary agent, indicating the main terms of the agreement: The Bank of New York Mellon acts as trustee of the bonds under the indenture and its main function is to ensure the right of investors. Conditionsforchangingthe rights guaranteed by such securities The deed permits, with certain exceptions, the modification of the rights and obligations of Vale Canada and the investors in the bonds. Depending on the type of modification, such changes may be made by the company and the trustee with the approval of the bond holders. In most of the modifications, the bond holders may approve changes to the bonds only through the consent of 66.67% of the holders of bonds of outstanding principal amounts. Some clarifications or changes that are not material may be made without the consent of the bond holders. Other relevant features Bonds issued by Vale Canada Ltd.

On September 28, 2017, Vale Overseas redeemed Vale's guaranteed bonds of US$ 1,000,000,000.00 with a coupon rate of 5.625% per annum and maturing in September 2019. On September 29, 2017, Vale partially redeemed the US$ 1,000,000,000 bonus with a coupon rate of 4.625% and maturing in September 2020 through a public offering in the market. The total amount redeemed was US$ 501,225,000. Part of the bonds guaranteed by Vale with a coupon rate of 5.875% and maturing in 2021 were the object of an acquisition offer by Vale, which began on March 14, 2018, and ended and was settled in March 2018 ("Offer 2021"). The result of Offer 2021 was in the principal amount validly offered of US$ 968,049,000.00. The total in circulation of the bonds guaranteed by Vale with a coupon rate of 4.375% and maturity in 2022 ("Bonds 2022") was subject to an acquisition offer by Vale, which began on March 14, 2018 and closed on April 11, 2018 ("Offer 2022"). The final result of Offer 2022 was in the principal amount accepted for acquisition of US$ 780,951,000.00 and early settlement occurred on March 28, 2018. On April 17, 2018, Vale redeemed the outstanding total of its bonds guaranteed by Vale with a coupon rate of 4.625% and maturing in September 2020, in the total principal amount of US$ 498,775,000.00. A DS Information On November 27, 2017, as a result of the conversion of all of the class A preferred shares of Vale, holders of American Depositary Shares representing class A preferred shares ("Preferred ADSs") were entitled to the receipt of American Depositary Shares representing shares ("Common ADSs"), each Common ADS representing one common share of Vale, at the rate of 0.9342 Common ADS for each Preferred ADS held. Following such conversion, the Preferred ADSs were no longer traded on the New York Stock Exchange ("NYSE"). For more information, see item 15.7 of this Reference Form. The following is the volume of trading information as well as higher and lower prices of Vale's ADSs: (1) Based on closing quotes. Vale ON - ADS VALE Average Daily Volume (US$ thousand) (1) Highest Price (US$) (1) Lowest Price (US$) (1) 1st Quarter of 2015 207,376 8.7 5.7 2nd Quarter of 2015 228,676 8.8 5.6 3rd Quarter of 2015 139,050 5.9 4.0 4th Quarter of 2015 101,281 5.5 3.1 1st Quarter of 2016 103,884 4.6 2.1 2nd Quarter of 2016 157,292 6.1 3.9 3rd Quarter of 2016 129,530 6.1 4.8 4th Quarter of 2016 246,489 9.2 5.4 1st Quarter of 2017 289,055 11.52 7.99 2nd Quarter of 2017 240,479 9.86 7.77 3rd Quarter of 2017 293,583 11.64 8.74 4th Quarter of 2017 270,413 10.50 9.77

(1) Based on closing prices. HDR Information Closing of the HDR Listing Program On December 8, 2010, Hong Kong Depositary Shares ("HDSs"), represented by Hong Kong Depositary Receipts ("HDRs"), 6210 and 6230, were admitted to trading on the Hong Kong Stock Exchange ("HKek"). As of December 31, 2015, there were 1,867,850 outstanding HDSs, consisting of 1,721,300 ordinary HDSs and 146,550 preferred HDSs. Each HDR 6210 represented one common share issued by the Company, and as of December 31, 2015, 0.05% of Vale's common shares w ere linked to the HDRs 6210. Each HDR 6230 represented one class A preferred share issued by the Company, and as of December 31, 2015, 0.01% of Vale's class A preferred shares were linked to the HDRs 6230. The Hong Kong Securities and Futures Commission (S FC) was the entity responsible for the management of the Hong Kong Stock Exchange. The depository bank was JPMorgan Chase Bank N.A. Notwithstanding the foregoing, in line with Vale's simplification strategy in June 2016, the Company closed its HDR program and in July 2016 concluded the delisting of the HDRs of the Hong Kong Stock Exchange. Vale PNA - ADS VALE.P Average Daily Volume (US$ thousand) (1) Highest Price (US$) (1) Lowest Price (US$) (1) 1st Quarter of 2015 71,559 7.6 4.8 2nd Quarter of 2015 86,600 6.7 4.8 3rd Quarter of 2015 47,298 5.0 3.2 4th Quarter of 2015 37,171 4.3 2.4 1st Quarter of 2016 37,973 3.4 1.6 2nd Quarter of 2016 49,887 4.7 3.0 3rd Quarter of 2016 31,199 5.0 3.8 4th Quarter of 2016 73,610 8.2 4.8 1st Quarter of 2017 107,766 10.87 7.36 2nd Quarter of 2017 78,246 9.33 7.26 3rd Quarter of 2017 58,340 10.79 8.17 4th Quarter of 2017 29,089 9.73 9.07 Source: Bloomberg

19. Repurchase plans and treasury securities 19.1 - Information on the issuer's share repurchase plans Justification for not completing the table: There has been no share repurchase plan over the past three fiscal years.

19.2 - Treasury stock transaction Due to system restrictions, section 19.2 tables of this Reference Form that refers to changes in treasury securities on the fiscal year ended in December 31st 2017 are presented in the section 19.3 of this Reference Form. Fiscal Year 12/31/2017 Shares Fiscal Year 12/31/2016 Shares Type of share Preferred share class Description of the shares Common Shares - - Transactions Quantity (Units) Total value (R$) Initial quantity (Units) 31,535,402 R$ 411 million Purchased quantity - - Weighted average purchase price - - Sold quantity - - Weighted average sale price - - Canceled quantity - - Final quantity 31,535,402 R$ 810 million Percentage in relation to 1.0% 1.0% Type of share Preferred share class Description of the shares Preferred Preferred Class A - Transactions Quantity (Units) Total value (R$) Initial quantity (Units) 59,405,792 R$ 1.387 billion Purchased quantity - - Weighted average purchase price - - Sold quantity - - Weighted average sale price - - Canceled quantity - - Final quantity (1) 0 0 Percentage in relation to outstanding shares of the same class and type 0% 0% Type of share Preferred share class Description of the shares Common Shares - - Transactions Quantity (Units) Total value (R$) Initial quantity (Units) 31,535,402 R$ 810 million Purchased quantity - - Weighted average purchase price - - Sold quantity - - Weighted average sale price - - Canceled quantity - - Final quantity (1) 87,042,689 R$ 3.504 billion Percentage in relation to outstanding shares of the same class and type 1.67% 1.67%

Fiscal Year 12/31/2015 Shares Type of share Preferred share class Description of the shares Preferred Preferred Class A - Transactions Quantity (Units) Total value (R$) Initial quantity (Units) 59,405,792 R$ 1.142 billion Purchased quantity - - Weighted average purchase price - - Sold quantity - - Weighted average sale price - - Canceled quantity - - Final quantity 59,405,792 R$ 609 million Percentage in relation to outstanding shares of the same class and type 2.9% 2.9% Type of share Preferred share class Description of the shares Common Shares - - Transactions Quantity (Units) Total value (R$) Initial quantity (Units) 31,535,402 R$ 691 million Purchased quantity - - Weighted average purchase price - - Sold quantity - - Weighted average sale price - - Canceled quantity - - Final quantity 31,535,402 R$ 411 million Percentage in relation to outstanding shares of the same class and type 1.0% 1.0% Type of share Preferred share class Description of the shares Preferred Preferred Class A - Transactions Quantity (Units) Total value (R$) Initial quantity (Units) 59,405,792 R$ 609 million Purchased quantity - - Weighted average purchase price - - Sold quantity - - Weighted average sale price - - Canceled quantity - - Final quantity 59,405,792 R$ 1.387 billion Percentage in relation to outstanding shares of the same class and type 2.9% 2.9% outstanding shares of the same class and type

19.3 - Other relevant information A dditional Information relating to Item 19.2 Due to system restrictions, the company clarifies that section 19.2 tables of this Reference Form that refers to changes in securities kept in treasury on the fiscal year ended in December 31st 2017 were not inputed in the system and that the pertinent information is present below, together with additional related information. Fiscal Year 12/31/2017 Shares Please find below further clarifications on item 19.2: Common Shares in Treasury (Fiscal Year December 31st, 2017). The initial amount of 31,535,402 common shares in treasury differs from the final amount of 87,042,689 as a result of the conversion of preferred shares in treasury into common shares in treasury arising from the Company's corporate restructuring operation, approved at the Special Shareholders' Meeting of Vale, dated June 27th, 2017. It bears emphasizing that the conversion was made in the proportion of 0.9342 common shares to 1 preferred share.  PreferredShares in Treasury (Fiscal Year December 31st, 2017) The initial amount of 59,405,792 class "A" preferred shares in treasury differs from the final amount as a result of the conversion of class "A" preferred shares in treasury into common shares in treasury arising from the Company's corporate restructuring operation, approved at the Special Shareholders' Meeting of Vale, dated June 27th, 2017. It bears emphasizing  Type of share Preferred share class Description of the shares Preferred Preferred Class A - Transactions Quantity (Units) Total value (R$) Initial quantity (Units) 59,405,792 R$ 1.387 billion Purchased quantity - - Weighted average purchase price - - Sold quantity - - Weighted average sale price - - Canceled quantity - - Final quantity (1) 0 0 Percentage in relation to outstanding shares of the same class and type 0% 0% Type of share Preferred share class Description of the shares Common Shares - - Transactions Quantity (Units) Total value (R$) Initial quantity (Units) 31,535,402 R$ 810 million Purchased quantity - - Weighted average purchase price - - Sold quantity - - Weighted average sale price - - Canceled quantity - - Final quantity (1) 87,042,689 R$ 3.504 billion Percentage in relation to outstanding shares of the same class and type 1.67% 1.67%

that the conversion was made in the proportion of 0.9342 common shares to 1 preferred share. As a result, on December 31st, 2017, the Company no longer had class A preferred shares in treas ury. For further information on the corporate restructuring, see item 15.7 of this Reference Form. Period of January 01, 2018 to A pril 30, 2018 For information on the Company’s financial operations through the use of financial instruments, including derivatives, see item 5.2 of this Reference Form. Type of share Preferred share class Description of the shares Common Shares - - Transactions Quantity (Units) Total value (R$) Initial quantity (Units) 87,042,689 R$ 3.504 billion Purchased quantity - - Weighted average purchase price - - Sold quantity - - Weighted average sale price - - Canceled quantity - - Final quantity 87,042,689 R$ 4.236 billion Percentage in relation to outstanding shares of the same class and type 1.67% 1.67%

20. Securities trading policy 20.1 - Information on securities trading policy Entity responsible for the approval Board of Directors Main characteristics Vale's Trading Policy, formulated in accordance with the CVM Instruction no. 358/02 and its subsequent amendments (“CVM Instruction 358”), and Vale's Code of Ethics and Conduct, is intended to contribute to an orderly trading of securities issued by Vale, or referenced thereto, removing any presumption of inappropriate use of information related to a material act or fact about Vale (“Privileged Information”). The Company's Trading Policy was approved at a Board of Directors Meeting held on July 29th, 2004, and amended on January 19th, 2011 and August 29th, 2016, as well as March 29th, 2018. The Trading Policy is also intended to contribute to compliance with the laws and regulations of the United States of America, where Vale shares are traded on the stock exchange in the form of ADRs, which prohibit insider trading/dealing (use of privileged information for one’s own benefit), including the practice of tipping (providing privileged information for the benefit of third parties). For the purposes of the laws and regulations of the United States of America, a person engages in (i) insider trading practices if he/she buys or sells securities when in possession of material, non-public information that has been obtained or used in breach of a duty of trust and confidence, and (ii) tipping, if he/she provides the same type of information to third parties, who eventually takes advantage of such information to practice insider trading. The prohibitions contained in the Trading Policy cover any purchase, sale or transfer of securities issued or secured by Vale. The publicly-held companies under the control of Vale shall adopt the Company's Trading Policy, applying, where applicable, the same prohibitions and/or restrictions as are regulated by Vale's Trading Policy. Any violation of the provisions of the Company's Trading Policy will be considered a breach of Vale's Code of Ethics and Conduct and subject to its procedures and penalties, as well as penalties provided for by law or CVM standards, in addition to full compensation for damages caused to Vale and third parties. Related Parties Vale Controlling shareholders Representatives of the controlling shareholders Members of Vale’s Board of Directors Members of Vale’s Audit Committee Members of the Advisory Committee to Vale’s Board of Directors Executive officers Officers reporting directly to the Chief Executive Officer Employees who, as a result of their position, function or job in the Company, and in its subsidiaries, have knowledge of privileged information. Publicly-held companies under the control of the Company. Suppliers and third parties retained by Vale. Date of approval of the March 29th, 2018. policy

Projected periods of prohibition of trading and description In addition to the CVM Instruction 358, the Related Parties shall not negotiate the securities issued by Vale and publicly-held companies under its control: i. During the period between the 15 days before and 2 days after the disclosure or publication of Vale's quarterly and annual financial statements; ii. In the period between the decision made by the controlling shareholders or by the Company management to: (i) change Vale's capital stock through subscription of shares; (ii) approve a program for the acquisition or sale of shares issued by Vale by the Company itself; and (iii) distribute dividends or interest on shareholders' equity, stock bonuses or their derivatives or split, and publication of the respective notices and/or announcements or bulletins; and iii. During any other period designated by the Executive Officer responsible for Vale's Investor Relations functions, upon prior authorization by the Chairman of the Board of Directors, at the request of the Chief Executive Officer. The Related Parties will be entitled to trade securities issued by Vale, observing the aforementionedprohibition periods, with a long-term investment objective, and it is recommended that the ownership of securities issued by the Company be maintained for a minimum period of 6 months. of the procedures adopted to supervise trading in such periods Websites where the Trading Policy can be consulted Vale's Trading Policy can be found at Company's headquarters, on Company's website (www.vale.com), in the Investors section (http://www.vale.com/brasil/PT/investors/company/corporate-governance/policies/Paginas/default.aspx), on the Sistema Empresas.Net on the website of the Comissão de Valores Mobiliários – CVM (Brazilian Securities and Exchange Commission), (www.cvm.gov.br), and on the website of B3 S.A. – Brazil, Bolsa, Balcão (“B3”), (www.b3.com.br).

20.2 - Other relevant information The Vale's Trading Policy rules also apply in cases in which the trading by Related Parties are carried out for the direct and/or indirect benefit of the Company through: • A company directly or indirectly controlled by Related Parties; • Third parties with which Related Persons maintain a financial assets portfolio management, trust or administration contract; • Attorneys or agents to Related Parties; and • Spouses from whom the Related Parties are not legally separated, common-law spouses, and any dependents included in the Related Persons’ annual income tax return. The Related Parties shall ensure, to the extent possible and whenever they are unable to negotiate, that the natural persons and legal entities mentioned above also refrain from trading securities issued by the Company. In addition to the Related Parties, the Company's Trading Policy also applies to any officer who may discharge from the Company, prior to the public disclosure of a business or fact initiated during its term of office, and it shall extend for a period of six months after the officer’s dismissal. The restrictions set out above do not apply to trading conducted by investment funds of which the Related Persons are quota holders, provided that: (a) the investment funds are not exclusive; and (b) the trading decisions of the fund manager cannot be influenced by quota holders. The controlling shareholders, members of the Board of Directors, of its advisory committees, of the Executi ve Board and Audit Committee shall send a written notice, in accordance with article 11 of the CVM Instruction 358, to the Chief Investor Relations Officer, and from him to CVM and the stock exchanges where Vale's shares are listed for trading of: (a) the number of securities issued by Vale, including derivatives or any other securities referenced in shares and investment fund quotas consisting exclusively of shares issued by Vale and controlled or controlling companies that are publicly-held companies, which they may hold, as well as those owned by their spouses, unless they are de facto or legally separated therefrom; (b) any depended included in the annual income tax return and of companies directly or indirectly controlled by them; (c) people that act to the same interest; and (d) any changes to the positions above. The communication provided for in the paragraph above shall be made (a) on the first business day after their investiture; and (b) within 5 days after the consummation of each business, containing at least the following information: (i) name and qualification of the person providing the information, including of the people mentioned in item “b” in the aforementioned paragraph, indicating the registration number in the Brazilian Registry o f Legal Entities or in the Brazilian Registry of Natural Persons, in case they reside in Brazil; (ii) quantity (in case of shares) and other characteristics (in case of other securities), in addition to the identification of the issuer and the balance of the position held before and after trading; and (iii) form (purchase or sale, loan operations), price and date of the operations. The Chief Investor Relations Officer, in turn, shall convey to CVM and to the stock exchanges the information received individually or in a consolidated manner, as the case may be, within 10 days from the end of each month in which the changes to the positions held are identified, or the month that the inve stiture on the position occurs. In addition, in line with the CVM Instruction 568, dated September 17, 2015, the Investor Relations Executive Director shall send CVM and stock exchanges, where Vale shares are listed for negotiation, the information on the negotiation referred to in the paragraphs above with respect to the secur ities traded by Vale itself, its subsidiaries and affiliates, including derivative transactions or any other securities referenced thereto.

The Related Parties shall sign the respective Commitment Letter, pursuant to article 16, Paragraph 1 of CVM Instruction no. 358, according to the model contained as annex to the Company's Trading Policy, which shall remain filed at Vale's headquarters while its signatory maintains the bond with Vale and, for at least 5 years, after their dismissal.

21. Information disclosure policy 21.1 - Description of the internal rules, regulations or internal procedures related to the disclosure of information On August 29, 2016, Vale's Board of Directors approved the review of its Policy for Disclosure of Material Act or Fact (“Disclosure Policy”). The referred to Disclosure Policy governs the disclosure of information that, by its very nature, may generate a Material Act or Fact, and is based on the following basic principles: (i) transparency, symmetry of information, fair treatment and respect for investors' rights; (ii) adherence to the best global investor relations practices; and (iii) compliance with the specific laws of Brazil, the United States of America and France, with the regulations of the Brazilian Securities and Exchange Commission (CVM) in Brazil, the US Securities and Exchange Commission (SEC) in the United States of America, the Autorité des Marchés Financiers (AMF) in France, hereinafter referred to as “regulatory bodies”, as well as with the rules of the stock exchanges where Vale’ s issued securities are listed and traded. The Disclosure Policy applies to the controlling shareholder, Board of Directors’s, Audit Committee’s and the Advisory Committees’s members, Executive Officers, Vale executives, managers of its subsidiaries and b y whomever, as a result of its position, function or job in Vale and/or its subsidiaries, is aware of information related to a Relevant Act or Fact about Vale. The publicly-held companies controlled by Vale shall adopt the Disclosure Policy, with such adj ustments as may be required by the local laws and regulations applicable to such companies and the markets in which their respective securities are traded. Also, in order to ensure the transparency of the Company with stakeholders, Vale also has a Disclos ure Committee, chaired by Vale's Chief Executive Officer, which is composed of the following members: Chief Finance and Investor Relations Officer (“DIRI”), General Consultant, Investor Relations Director and Controller . The main attributions of the Disclosure Committee are: (i) to check whether there is any Material Act or Fact to be disclosed and ensure its wide and immediate global dissemination, fully and simultaneously, particularly in the markets in which the securities issued by Vale are traded; (ii) to supervise and approve any communications to the global capital market of any Material Act or Fact, as well as the need for any corrections or revisions; (iii) to express an opinion on the possibility of postponement of disclosure of a Material Act or Fact, should its immediate disclosure endanger the legitimate interest of Vale; (iv) to monitor developments or changes in the businesses of Vale or those of its subsidiaries, to determine whether there is a need to disclose a Material Act or Fact; and (v) to analyze any rumors and speculations in the market about Vale and evaluate whether a response and/or communication to the global capital market is necessary. Any Related Party who has knowledge of information related to a Relevant Act or Fact shall imme diately communicate it to the DIRI and/or the Director of the Investor Relations Area.

21.2 - Description of the material act or fact disclosure policy, indicating the communication channel(s) used to disseminate information about material acts or facts, and the procedures related to the maintenance of secrecy about undisclosed relevant information and where the policy can be consulted According to the Disclosure Policy, Vale shall make public strategic, administrative, technical, business, financial and/or economic information capable of affecting the prices of its securities and/or influencing investors' decision to keep, sell them or exercise any rights inherent to the condition of holders of securities (Relevant Act or Fact), in accordance with applicable laws and regulations. Vale's controlling shareholders, members of the Board of Directors, the Audit Committee, the Advisory Committees, the Executive Officers and Vale executives shall report any information related to a Relevant Act or Fact of which they are aware to the Finance and Investor Relations Executive Officer (“DIRI”), who will arrange for its prompt disclosure. All information deemed relevant that is not yet publicly known and is disclosed, intentionally or unintentionally, to analysts, investors, journalists or any person other than (i) a member of Vale’s Board of Directors, Audit Committee or Advisory Committees; (iii) member of the Executive Board; or (iii) employee of Vale and its subsidiaries directly involved with the subject matter, shall be promptly made public in accordance with applicable rules and regulatio ns. The disclosure of a material act or fact shall be made before the beginning or after the closing of the trading sessions of the stock exchanges where the securities issued by Vale are traded. If it is mandatory that the disclosure occurs during the negotiation period, the DIRI shall request suspension of the trading to the relevant regulatory bodies and the stock exchanges where the securities issued by Vale are listed and traded, until it can be adequately disclosed. Access to information on a Relevant Act or Fact, prior to its public disclosure, is limited to professionals directly involved with the subject matter. Those professionals shall adequately store this information, keep it confidential until it is publicly disclosed and ensure that its subordinates and service providers subject to confidentiality obligations also do so, being jointly and severally liable therewith in case of noncompliance. Those professionals are also subject to a confidentiality agreement entered into with Vale. The disclosure of material acts or facts may exceptionally be discontinued if the controlling shareholder and/or Vale's managers consider that their disclosure endangers the legitimate interest of the company. In this case, managers may submit to the CVM their decision to exceptionally keep in secrecy material acts or facts, the disclosure of which they deem to endanger the legitimate interests of the company. All market rumors and/or speculations about Vale and/or its subsidiaries that have as subject thereof possible Material Acts or Facts shall be communicated to the Disclosure Committee. In the event that information about a Relevant Act or Fact escapes control or if there is an atypical oscillation in the securities’ quote, price or negotiated volume, the DIRI shall publicly and immediately disclose that information. In addition, under the applicable laws and regulations of the regulatory agencies and stock exchanges where the securities issued by Vale are listed and traded, Vale shall simultaneously disclose informa tion to the capital market, using the following communication channels: • To publish Material Acts or Facts in the main circulation newspapers regularly used by Vale, as well as send said documents, through the CVM periodic and occasional information system (IPE System), and make them available on the “Investors Relations” page of the Company's website (www.vale.com). • Distribution of press releases simultaneously in Portuguese and English, followed by the immediate filing thereof, in compliance with the rules of the regulatory bodies and stock exchanges where the securities issued by Vale are listed and traded (as well as the posting thereof on the websites of regulatory agencies and/or stock exchanges), custodians and depositary agents of the American Depositary Receipts (ADRs), capital market participants and news agencies; • Conference calls and webcasts held on a regular basis, every quarter, for the dissemination of results, or on an exceptional basis, if necessary. The accomplishment of these events shall be publicly announced to the capital market in advance, with date, time and telephone numbers for connection. Such conference calls and webcasts shall be recorded and be available on Vale’s website (www.vale.com), in the Investor Relations section, for ninety (90) days following the event; • Holding of public meetings, at the discretion of Vale's management. Vale shall publicly announce, in advance, the date, time and place of such events; • Intense use of the Investor Relations section of Vale's website, with Portuguese and English versions, for the immediate availability of press releases, presentations made at meetings and conferences, operational information, information on corporate events, payments of compensations to shareholders, issuance of debt securities, annual reports, quarterly and annual financial statements, documents filed with regulatory agencies and stock exchanges where Vale's securities are listed and traded, stock quotes and Vale's Depositary Receipts and Answers to frequently asked questions by market participants; and • Active participation in conferences for investors held in Brazil and abroad. Vale's Disclosure Policy can be found at Company's headquarters, on Company's website ( www.vale.com), in the Investors section (http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx), on the Sistema Empresas.Net on the website of the Comissão de Valores Mobiliários – CVM (Brazilian Securities and Exchange Commission), (www.cvm.gov.br), and on the website of B3 S.A. – Brasil, Bolsa, Balcão (“ B3”), (”) (www.b3.com.br).

21.3 - Managers responsible for implementing, maintaining, evaluating and supervising the disclosure policy The DIRI is responsible for disclosing information regarding material acts or facts, although other related parties (controlling shareholder, Board of Directors’s, Audit Committee’s and the Advisory Committees’s members, Executive Officers, Vale executives, managers of its subsidiaries and whomever, as a result of its position, function or job in Vale and/or in its controlled companies, is aware of information related to a Relevant Act or Fact about Vale) shall be jointly and severally liable in cases of noncompliance with the rules related to this disclosure.

21.4 - Other relevant information The Disclosure Committee may, if appropriate, approve the disclosure of forecasts relating to the behavior of the markets in which the Company operates, clearly presenting the assumptions underlying such estimates, accompanied by the following note: “This release may include statements that present Vale's expectations about future events or results. All statements when based on future expectations involve various risks and uncertainties. Vale cannot guarantee that such statements will be correct. Such risks and uncertainties include factors related to: (a) the countries where we have operations, mainly Brazil and Canada; (b) the global economy; (c) the capital market, (d) the price of ores and metals and their dependence on global industrial production, which is cyclical in nature, and (e) the degree of global competition in the markets where Vale operates. For additional information on factors that may give rise to results different from those estimated by Vale, please refer to the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF) and the US Securities and Exchange Commission (SEC), particularly the factors discussed in sections “Estimates and forecasts" and "Risk factors" in Vale's Annual Report - Form 20F.” In addition, pursuant to Article 12 of CVM Instruction 358/2002 (“CVM Instruction 358”), as amended, the direct or indirect controlling shareholders, the shareholders that elect members of the Board of Directors or the Audit Committee, and any natural person or legal entity or group of persons, acting jointly or representing a same interest, who directly or indirectly purchases or sells relevant shareholding that corresponds, directly or indirectly, to a variation, upwards or downwards, of 5% (five percent) or upwards regarding the type or class of shares representing the capital stock of Vale must, in accordance with article 12 of CVM Instruction 358, immediately send Vale a notice with the following information: (a) name and qualification of the purchaser, with its registration number in the Brazilian Registry of Legal Entities (“CNPJ”) or in the Registry of Natural Persons (“CPF”), when applicable; (b) the objective of the interest and the amount targeted, containing, if applicable, a statement by the purchaser that its purchases are not intended to change the composition of Vale’s ownership or administrative structure; (c) number of shares and other securities and derivative financial instruments referenced to such shares, being their settlement physical or financial, specifying the number, class and type of referenced shares; and (d) describing any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by Vale; and (e) in the case of a shareholder resident and domiciled abroad, the name or corporate name and the CPF or CNPJ registration number, as the case may be, of the representative or legal representative thereof in the country. For the purposes of disclosure of the information referred to above, material ownership is deemed the business or group of businesses through which the direct or indirect interest of the persons referred to above exceeds, upwards or downwards, 5%, 10%, 15% and so on, of a type or class of shares repres enting Vale's capital stock. The aforementioned obligations extend to the purchase of any rights to the shares and other securities mentioned therein and to the conclusion of any derivative financial instruments referenced to shares issued by Vale, even without physical settlement, in compliance with the rules of Paragraph 3 of Art. 12 of CVM Instruction 358. The disclosure obligations described above shall always consider the aggregate transactions, including those executed indirectly by third parties, such as: (i) companies controlled directly or indirectly by the investor; (ii) trustees; (iii) private and exclusive investment funds; and (iv) investment funds in which the fund manager's business decisions are influenced by the investor. The DIRI shall immediately transmit the information received to the relevant regulatory bodies and stock exchanges.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2018	Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations

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